Form 20-F
period 2022-12-31
Tuya Inc.
filed 2023-04-26
CIK 1829118

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Zhejiang, 310012, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing one Class A ordinary share, par value US$0.00005 per share	TUYA	The New York Stock Exchange
Class A ordinary shares, par value US$0.00005 per share	2391	The Stock Exchange of Hong Kong Limited

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

578,546,560 ordinary shares, comprising 499,146,560 Class A ordinary shares, par value US$0.00005 per share (including 5,433,895 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our 2015 Plan, and a total of 20,162,436 Class A ordinary shares, including Class A ordinary shares represented by ADSs, that have been repurchased by us from the open market), and 79,400,000 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2022.

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

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐	Emerging Growth Company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐	No ☐

i

INTRODUCTION

Except where the context otherwise requires and for the purpose of this annual report only:

●	“ADSs” refers to the American depositary shares, each representing one Class A ordinary share;
●	“CAC” refers to the Cyberspace Administration of China;
●	“China” or “the PRC” refers to the People’s Republic of China, including Hong Kong and Macau and, only for the purpose of this annual report, excluding Taiwan; the only instances in which “China” or “the PRC” do not include Hong Kong or Macau are when used in the case of laws and regulations, including, among others, tax matters, adopted by the People’s Republic of China; “PRC subsidiaries” and “PRC entities” refer to entities established in accordance with PRC laws and regulations;
●	“CIC” refers to China Insights Consultancy, an independent professional market research and consulting company;
●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.00005 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.00005 per share;
●	“CSRC” refers to the China Securities Regulatory Commission;
●	“the Group” refers to Tuya Inc., its subsidiaries and the VIE;
●	“Hangzhou Tuya Technology” refers to Hangzhou Tuya Technology Co., Ltd.;
●	“Hong Kong Listing” refers to the listing of the Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange;
●	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;
●	“IoT” refers to Internet of Things, a concept of connecting physical objects, or “things,” that are embedded with communication modules, software, and other technologies for the purpose of connecting and exchanging information with other devices and systems over the internet or other communications networks;
●	“MAA” or “Articles” refers to the ninth amended and restated memorandum and articles of association of our company, currently effective;
●	“NYSE” refers to the New York Stock Exchange;
●	“PaaS” refers to platform as a service, a category of cloud computing services that provides a platform and environment to allow developers to build applications over the internet;
●	“premium IoT PaaS customer” refers to a customer as of a given date that contributed more than US$100,000 of revenues during the immediately preceding 12-month period;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“SaaS” refers to software as a service, a cloud-based software licensing and delivery model in which software and associated data are centrally hosted and are available to end users over the internet;
●	“SAFE” refers to the State Administration of Foreign Exchange;
●	“shares” or “ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.00005 per share;

●	“Tuya,” “we,” “us,” “our company” and “our” refer to Tuya Inc., a Cayman Islands company and its subsidiaries;
●	“Tuya Information” refers to Hangzhou Tuya Information Technology Co., Ltd.;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and
●	“variable interest entity” or “VIE” refers to Hangzhou Tuya Technology, i.e., the PRC entity, of which, through certain contractual arrangements, we are considered the primary beneficiary of the VIE for accounting purposes, and consolidate its operating results in our financial statements under U.S. GAAP to the extent the conditions for consolidation of the VIE under U.S. GAAP are satisfied. The contractual arrangements provide us with the exclusive option to purchase all or part of the equity interest of the entity at the minimum price possible to the extent permitted under PRC law.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report contains statements that constitute forward-looking statements. These statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as defined in the Private Securities Litigation Reform Act of 1995. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “likely to,” “may,” “plan,” “potential,” “should,” “will” or other similar expressions.

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

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Holding Company Structure

Tuya Inc. is a Cayman Islands holding company, and the Group operates in China mainly through its PRC subsidiaries. The Group also conducts business internationally with local offices in the United States, Europe, India and Japan, among other locations. It is important to note that investors in our ADSs and Class A ordinary shares do not hold equity securities issued by our subsidiaries or the VIE in China, but instead hold equity securities of Tuya Inc. As used in this annual report, “we,” “us,” “our company,” “our” or “Tuya” refers to Tuya Inc. and its subsidiaries, and “the Group” refers to Tuya Inc., its subsidiaries and the VIE.

The operations of the VIE do not constitute a material aspect of the Group’s operations, based on the following:

●	Business Operation. We set out to offer IoT PaaS to customers developing smart devices, including brands and their contracted OEMs. Over time, we have extended our offerings to those who use smart devices. We offer Industry SaaS to businesses in selected verticals and cloud-based value-added services to end users. We also conduct smart device distribution, where some of our customers, primarily brands and system integrators, who prefer not to directly deal with multiple OEMs, may purchase directly from us finished smart devices with IoT PaaS deployed sourced from qualified OEMs. As part of our smart device distribution business, we provide customers with the access to Tuya Expo, a dedicated business-to-business (“B2B”) platform connecting brands globally with an extensive network of OEMs. Currently, only a de minimis portion of our revenue is derived from Tuya Expo.

In China, providing online transaction platform services fall within the categories of the value-added telecommunication service, which is subject to foreign investment restrictions and license requirements under the PRC laws and regulations. Therefore, Hangzhou Tuya Technology, or the VIE, was established to hold the requisite license and for the purpose of providing investors with exposure to foreign investment in China-based companies where direct foreign investments in operating entities are not viable.

As advised by Jia Yuan Law Offices, our PRC legal counsel, based on consultations with competent government authorities, the offering of IoT PaaS, Industry PaaS, cloud-based value-added services and other types of smart device distribution are not subject to foreign ownership restrictions under current PRC laws and regulations. In the event the VIE structure is disallowed, the Group does not expect to experience a material disruption in its operations.

●	Financial Position and Results of Operations. The VIE does not represent a material percentage of the Group’s financial position and results of operations as of and for each period presented in this annual report. Historically, the VIE accounted for an immaterial portion of the Group’s total revenue and assets. The VIE contributed less than 0.1% of the Group’s total revenue in 2020 and contributed nil to the Group’s total revenue in 2021 and 2022. As of December 31, 2021 and 2022, the assets of the VIE, excluding amounts due from other companies in the Group, represented 0.01% and less than 0.01% of the Group’s consolidated total assets, respectively. We expect the contribution of revenue and assets to the Group from the VIE to remain immaterial in the foreseeable future.

The following chart illustrates our corporate structure, including our significant subsidiaries as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, the VIE and certain other subsidiaries, as of the date of this annual report.

Notes:

(1) The VIE is owned by certain nominee shareholders, not us. All of these nominee shareholders are also beneficial owners of our company. Shareholders of Hangzhou Tuya Technology are Xueji (Jerry) Wang (our director and CEO), Liaohan (Leo) Chen (our director), Yaona Lin (our employee), Ruixin Zhou (our CTO) and Peihong Chen (our employee), each holding approximately 60.7%, 13.1%, 11.5%, 9.8% and 4.9%, respectively, of Hangzhou Tuya Technology’s equity interests.

(2) Contractual arrangements include exclusive business cooperation agreement, equity interest pledge agreement, exclusive option agreement, power of attorney and spousal consent. See “—Contractual Arrangements.”

For a detailed discussion of how funds and other assets are transferred through our organization, see “—Transfer of Funds and Other Assets through Our Organization.”

Our corporate structure involves unique risks to investors in our equity securities. Investors who are non-PRC residents may never directly hold equity interests in the VIE under current PRC laws and regulations. We do not have any equity interests in the VIE who is owned by certain nominee shareholders. Any of such nominee shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner, or taking other actions that are detrimental to our interests. In the event that the shareholders of the VIE breach the terms of these contractual arrangements and voluntarily liquidate the VIE, or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct the affected business operations or otherwise benefit from the assets held by the VIE and its shareholders. As a result, the contractual arrangements may be less effective than direct ownership, and we could face heightened challenges, risks and costs in enforcing these contractual arrangements due to legal uncertainties and jurisdictional limits.

As of the date of this annual report, our contractual arrangements with the VIE have not been tested in a court of law in the PRC. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIE and, consequently, negatively affect our ability to consolidate the financial results of the VIE and the financial performance of our company as a whole. Our securities may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIE. For a detailed discussion of the risks associated with the VIE structure, see “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Corporate Structure.”

We also face various legal and operational risks and uncertainties related to doing business in China. The PRC government has authority to regulate and exert influence on companies operating in the PRC, including their ability to conduct business, accept foreign investments or be listed on foreign stock exchanges. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the uncertainty on whether the U.S. Public Company Accounting Oversight Board (the “PCAOB”) will continue to be able to satisfactorily inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory political and societal goals, among other things, which could result in an adverse impact on our operations and/or value of our equity securities. In recent years, the PRC government has published policies that have significantly impacted our industry and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry, including those that may have adverse impacts on our business, financial condition and results of operations. These actions may cause the value of such securities to significantly decline or in extreme cases, become worthless. For a more detailed discussion of these risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

Contractual Arrangements

A series of contractual arrangements were entered into between Tuya Information, on the one hand, and the VIE and its registered shareholders, on the other hand:

●	(i) power of attorney, equity interest pledge agreements, which provide us with effective control over the VIE;
●	(ii) exclusive business cooperation agreement, which allows us to receive substantially all of the economic benefits from the VIE; and
●	(iii) exclusive option agreements, which provide us with exclusive options to purchase all or part of the equity interests in or all or part of the assets of or inject registered capital into the VIE when and to the extent permitted by PRC law.

For details, see “Item 4. Information on the Company—Contractual Arrangements with the VIE and the VIE’s Registered Shareholders” below in this annual report. These contractual arrangements in totality provide Tuya Inc. with a controlling financial interest as the primary beneficiary under ASC 810 and the basis to consolidate the VIE under U.S. GAAP.

Transfer of Funds and Other Assets through Our Organization

We have established stringent cash management policies that dictate how funds are transferred between Tuya Inc., its subsidiaries and the VIE. Each transfer of cash among Tuya Inc., its subsidiaries and the VIE is subject to internal approval. To effect a cash transfer, a number of steps are typically needed, including but not limited to the submission of transfer application, the initial approval by certain manager, and final approval by the financial director. A designated personnel with fund management expertise will review transfer applications as well as underlying agreements and/or related documents on a monthly basis.

As of December 31, 2022, Tuya Inc., through its intermediate holding company, had made cumulative capital contributions of US$473.3 million to its PRC subsidiaries. These funds have been used by our PRC subsidiaries mainly for their business operations.

The VIE may transfer cash to Tuya Information, our wholly owned subsidiary in the PRC, by paying service fees pursuant to the contractual arrangements through which we control and consolidate the financial results of the VIE. In each of 2020, 2021 and 2022, the VIE paid nil service fees to Tuya Information pursuant to the contractual arrangements.

Because Tuya Inc. controls the VIE through contractual arrangements, it is not able to make direct capital contribution to the VIE. Nonetheless, Tuya Inc. and its subsidiaries may transfer cash to the VIE by loans or by making payment to the VIE for intergroup transactions, subject to satisfaction of applicable government registration and approval requirements. In 2020, 2021 and 2022, Tuya Inc. and its subsidiaries did not make any loans to the VIE. In addition, Tuya Information may, from time to time, lend cash to the VIE or settle the VIE’s payment obligations on behalf of VIE to provide temporary working capital support to the VIE. In 2020, 2021 and 2022, the net amounts of working capital support provided by Tuya Information to the VIE were RMB0.2 million, RMB2.7 million and RMB2.5 million (US$0.4 million), respectively. As of December 31, 2020, 2021 and 2022, the amounts owed by VIE to Tuya Information associated with the foregoing working capital support arrangements were RMB4.6 million, RMB7.1 million and RMB9.6 million (US$1.4 million), respectively. The VIE has historically funded its operations primarily using cash generated from its operating activities and the working capital support provided by Tuya Information. In 2020, 2021 and 2022, there were no assets transferred between the VIE and other entities.

In 2020, 2021 and 2022, no dividends or distributions were made to Tuya Inc. by its subsidiaries. Tuya Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our Class A ordinary shares. We currently intend to retain our available funds and any future earnings to operate and expand our business. We currently do not have any plan to require our PRC subsidiaries to distribute their retained earnings and intend to retain them to operate and expand our business in the PRC. See “Item 8.—Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(3)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of the contractual arrangements between us and the VIE, our PRC subsidiary may charge the VIE for services provided to the VIE. These service fees shall be recognized as expenses of the VIE, with a corresponding amount as service income by our PRC subsidiary and eliminate in consolidation. For income tax purposes, our PRC subsidiary and the VIE file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIE and as income by our PRC subsidiary and are tax neutral.
(3)	Tuya Information, our wholly owned PRC subsidiary, is eligible to enjoy a preferential tax rate of 15% in 2020, 2021 and 2022, to the extent it has taxable income under the EIT Law. Tuya Information completed its renewal application for the High and New Technology Enterprise (the “HNTE”) qualification in 2021, and it will continue qualifying as an HNTE and entitles to enjoy the 15% beneficial tax rate for the years ending December 31, 2023 and 2024. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside China if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong can be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from a PRC tax perspective.

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

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

To the extent cash or assets in the business are in the PRC, including Hong Kong, or a PRC (including Hong Kong) entity, the funds or assets may not be available to fund operations or for other use outside of the PRC, including Hong Kong, due to interventions in or the impositions of restrictions and limitations on the availability of Tuya Inc., its subsidiaries or the VIE by the PRC government to transfer cash or assets. There is no assurance that the PRC government will not intervene in or impose restrictions on the ability of Tuya Inc., its subsidiaries or the VIE to transfer cash or assets.

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

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade- and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or their authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Tuya Inc. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Recent PRC Regulatory Developments

Cybersecurity Review

On December 28, 2021, the CAC and several other administrations jointly promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that (i) a “network platform operator” holding over one million users’ personal information shall apply for a cybersecurity review when listing their securities in a foreign country, (ii) a “critical information infrastructure operator” (the “CIIO”) that intends to purchase internet products and services that affect or may affect national security shall apply for a cybersecurity review and (iii) a “network platform operator” carrying out data processing activities that affect or may affect national security shall apply for a cybersecurity review. Since the Cybersecurity Review Measures are relatively new, significant uncertainties exist in relation to their interpretation and implementation. Additionally, the Cybersecurity Review Measures do not provide the exact scope of “network platform operator” or the circumstances that would “affect or may affect national security.”

As of the date of this annual report, we have not been required to go through a cybersecurity review by the CAC. However, there can be no assurance that we will not be required to apply for a cybersecurity review pursuant to the Cybersecurity Review Measures in the future. To the extent any cybersecurity review is required, we cannot assure you that we will be able to complete it in a timely manner, or at all. Any failure to complete the required cybersecurity review may result in administrative penalties, including fines, a shut-down of our business, revocation of requisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effects on our business, financial condition and results of operations. See “Item 3. Key Information—3.D. Risk Factors—Compliance with the rapidly evolving landscape of global data privacy and data security laws may be challenging, and any failure or perceived failure to comply with such laws, or other concerns about our practices or policies with respect to the processing of personal information, could damage our reputation and deter current and potential customers and end users from using our platform and products and services or subject us to significant compliance costs or penalties, which could materially and adversely affect our business, financial condition and results of operations.”

CSRC Approval for Issuance and Listing of Securities Overseas

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and relevant supporting guidelines, collectively, the New Overseas Listing Rules, setting out new filing procedures for China-based companies seeking direct or indirect listings and offerings in overseas markets, which came into force since March 31, 2023. The New Overseas Listing Rules are applicable to PRC domestic companies that seek to offer and list securities in overseas markets, either through direct or indirect means. If an issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer shall be deemed as an indirect overseas offering subject to the filing procedures set forth under the New Overseas Listing Rules: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year are derived from PRC domestic companies; and (ii) the issuer’s business activities are substantially conducted in mainland China, or its principal place(s) of business are located in mainland China, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in mainland China. Pursuant to the New Overseas Listing Rules, an issuer listed in an overseas market that intends to conduct any follow-on offering in the same overseas market where it has previously offered and listed securities should, through its major operating entity incorporated in the PRC, file required materials with the CSRC within three business days after the completion of such follow-on offering.

Furthermore, according to the New Overseas Listing Rules, after an issuer has completed its offering and listed its securities on an overseas stock exchange, it shall submit required reports to the CSRC within three business days after the occurrence and public disclosure of any material events, including (i) a change of control, (ii) investigations of or sanctions imposed on the issuer by overseas securities regulatory agencies or other relevant competent authorities, (iii) changes of listing status or transfers of the listing segment, (iv) a voluntary or mandatory delisting and (v) a material change in its main business operation, as a result of which that issuer is no longer subject to the filing requirements under the New Overseas Listing Rules.

The New Overseas Listing Rules provide that in the event of any breach, including any failure to fulfill the filing procedure, or any offering and listing of securities in an overseas market in violation of the measures, the CSRC will order such domestic company to rectify, issue warnings to such domestic company, and impose a fine between RMB1 million and RMB10 million. Fines and warnings will be imposed on the persons-in-charge and other persons who are directly liable. In addition, fines will also be imposed on the controlling shareholders and actual controllers of the domestic company who initiate or cause the aforesaid non-compliance activities.

See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The filing, approval or other administration requirements of the CSRC, the CAC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities offerings.”

PRC Licenses, Permissions and Approvals

In the view of Jia Yuan Law Offices, our PRC legal counsel, we had complied with the relevant applicable PRC laws relating to the required licenses, permissions and approvals to business operations in China in all material respects. Our PRC legal counsel has also advised us that, to the best of their knowledge, there should be no material legal impediment for us to renew these licenses, permissions and approvals as long as we comply with the relevant legal requirements and we take all necessary steps and submit the relevant applications in accordance with the requirements and schedules prescribed by the applicable PRC laws and regulations. For details of these licenses and permissions, see “Item 4. Information on the Company—4.B. Business Overview—Licenses, Permissions and Approvals.” For the consequences to us and investors if we do not receive or maintain requisite licenses, permissions and approvals necessary to conduct operations in China, or if applicable laws, regulations, or interpretations change and we are required to obtain additional permissions or approvals in the future, see “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—Any failure to maintain necessary permits and licenses to operate our business operations under applicable laws and regulations could materially and adversely affect our business and results of operations.”

As described above, the PRC government has recently tightened the regulation of cybersecurity, and indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. As of the date of this annual report, we have not been required to go through a cybersecurity review by the CAC, or required to obtain any permission from, or complete any filing with, the CSRC in connection with our prior public offerings or maintaining the listing status on applicable stock exchanges. Nor have we received any formal inquiry, notice, warning, sanction, or any regulatory objection in relation to cybersecurity review from the CSRC, the CAC or any other PRC regulatory agencies that have jurisdiction over our operations. Since the legislative and regulatory actions in this regard, including the release of New Overseas Listing Rules, are relatively new, it is highly uncertain how soon legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our business operations, our ability to accept foreign investments and conduct follow-on offerings, and listing or continuing listing on applicable stock exchanges. For details of related risks, see “Item 3. Key Information—3.D. Risk Factors—The filing, approval or other administration requirements of the CSRC, the CAC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities offerings.”

3.A.[Reserved]

3.B.Capitalization and Indebtedness

Not applicable.

3.C.Reason for the Offer and Use of Proceeds

Not applicable.

3.D.Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We operate in an emerging and evolving market, which may develop differently from or more slowly than we expect. If our market does not grow as we expect, or if we cannot expand our products and services to meet the demands of this market, our revenue may decline, or fail to grow, and we may continue to incur operating losses. For details, see the risk factor with the same heading on page 12 of this annual report.
●	We have a limited operating history, making it difficult to forecast our future results of operations. For details, see the risk factor with the same heading on page 12 of this annual report.

●	Our recent growth may not be indicative of our future growth, and we may not be able to sustain our revenue growth rate in the future. For details, see the risk factor with the same heading on page 13 of this annual report.
●	The markets in which we operate are competitive, and if we do not compete effectively, our business, operating results and financial condition could be harmed. For details, see the risk factor with the same heading on page 13 of this annual report.
●	The success of our business is dependent upon our ability to maintain and expand our customer base and our ability to convince our customers to increase the use of our products and services. If we are unable to expand our customer base, or if the use of our products and services by our customers declines, our business may be harmed. For details, see the risk factor with the same heading on page 14 of this annual report.
●	If we fail to estimate customer demand properly, our financial results could be harmed. For details, see the risk factor with the same heading on page 14 of this annual report.
●	Our use of third-party suppliers involves certain risks that may result in, among others, increased costs, disruption of supply or shortage of raw materials, quality or compliance issues, or failure by our suppliers to timely manufacture the modules and finished smart devices, any of which could materially harm our business. For details, see the risk factor with the same heading on page 14 of this annual report.
●	If we are not able to introduce new features or products successfully or to make enhancements to our existing products and services, our business and results of operations could be adversely affected. For details, see the risk factor with the same heading on page 15 of this annual report.
●	We rely upon third-party providers of cloud-based infrastructure to host our platform. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use could adversely affect our business, financial condition and results of operations. For details, see the risk factor with the same heading on page 16 of this annual report.
●	We benefit from integration of our products and services with those of our business partners. If these business partners choose not to partner with us in the future, our business and results of operations may be harmed. For details, see the risk factor with the same heading on page 16 of this annual report.

Risks Related to Our Corporate Structure

Having a corporate structure being based primarily in China poses risks to investors. Risks and uncertainties related to our corporate structure and the contractual arrangements include, but are not limited to, the following:

●	If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE. For details, see the risk factor with the same heading on page 41 of this annual report.
●	We rely on contractual arrangements with the VIE and its registered shareholders to use, or otherwise benefit from, certain licenses and approvals we may need in the future, which may not be as effective as direct ownership in providing operational control and could adversely affect our business, operating results and financial condition. For details, see the risk factor with the same heading on page 42 of this annual report.
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on part of our business. For details, see the risk factor with the same heading on page 43 of this annual report.
●	The registered shareholders of the VIE may have potential conflicts of interest with us, which may adversely affect part of our business. For details, see the risk factor with the same heading on page 43 of this annual report.

●	Contractual arrangements we have entered into with the VIE may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment. For details, see the risk factor with the same heading on page 44 of this annual report.
●	We may lose the ability to use and benefit from assets held by the VIE that are supplementary to the operation of our business if the VIE goes bankrupt or becomes subject to dissolution or liquidation proceeding. For details, see the risk factor with the same heading on page 44 of this annual report.
●	Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and operations. For details, see the risk factor with the same heading on page 44 of this annual report.

Risks Related to Doing Business in China

Having the majority of our operations in China poses risks to investors.

We face risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of rapidly changing laws, rules and regulations in China:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations. For details, see the risk factor with the same heading on page 45 of this annual report.
●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us. For details, see the risk factor with the same heading on page 46 of this annual report.

We face risks that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless:

●	The PRC government’s significant oversight and discretion over the conduct of our business may potentially result in a material adverse effect on our operations. For details, see the risk factor with the same heading on page 46 of this annual report.
●	The filing, approval or other administration requirements of the CSRC, the CAC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities offerings. For details, see the risk factor with the same heading on page 51 of this annual report.

In addition, we are also subject to other risks and uncertainties related to doing business in China include, but are not limited to risks related to the enforcement of legal procedures, restrictions and limitations on the ability to distribute earnings, tax consequences, and regulatory developments in relation to PCAOB inspection:

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in mainland China and Hong Kong against us or our management based on foreign laws. For details, see the risk factor with the same heading on page 47 of this annual report.
●	We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China and Hong Kong to fund any cash and financing requirements we may have, and any limitation on the ability of these subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. For details, see the risk factor with the same heading on page 48 of this annual report.

●	If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders. For details, see the risk factor with the same heading on page 54 of this annual report.
●	Trading in our securities will be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities. For details, see the risk factor with the same heading on page 56 of this annual report.

Risks Related to Our ADSs and Class A Ordinary Shares

In addition to the risks described above, we are subject to risks related to our ADSs and Class A ordinary shares, including, but are not limited to, the following:

●	The price and trading volume of our ADSs and Class A ordinary shares may be volatile, which could lead to substantial losses to investors. For details, see the risk factor with the same heading on page 57 of this annual report.
●	The concentration of our shares’ voting power limited our shareholders’ ability to influence corporate matters. For details, see the risk factor with the same heading on page 58 of this annual report.
●	Holders of the ADSs may not have the same voting rights as the holders of our Class A ordinary shares and may not be able to exercise their right to direct how our Class A ordinary shares represented by the ADSs are voted. For details, see the risk factor with the same heading on page 59 of this annual report.
●	Our dual-class voting structure may render our securities ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our ADSs or Class A ordinary shares. For details, see the risk factor with the same heading on page 59 of this annual report.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our securities, the market price and trading volume for our ADSs and Class A ordinary shares could decline. For details, see the risk factor with the same heading on page 60 of this annual report.
●	Substantial future sales or perceived sales of our ADSs or Class A ordinary shares could materially and adversely affect their market price. For details, see the risk factor with the same heading on page 60 of this annual report.
●	Techniques employed by short sellers may drive down the market price of our ADSs or Class A ordinary shares. For details, see the risk factor with the same heading on page 60 of this annual report.
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our ADSs or Class A ordinary shares for a return on your investment. For details, see the risk factor with the same heading on page 61 of this annual report.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law. For details, see the risk factor with the same heading on page 61 of this annual report.
●	It may be difficult for overseas regulators to conduct investigations or collect evidence within China. For details, see the risk factor with the same heading on page 61 of this annual report.
●	We were likely a passive foreign investment company (a “PFIC”) for 2022 and there is a significant risk that we will be a PFIC for 2023 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences. For details, see the risk factor with the same heading on page 65 of this annual report.

Risks Related to Our Business and Industry

We operate in an emerging and evolving market, which may develop differently from or more slowly than we expect. If our market does not grow as we expect, or if we cannot expand our products and services to meet the demands of this market, our revenue may decline, or fail to grow, and we may continue to incur operating losses.

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

Our business has scaled rapidly during 2019 to 2021 by leveraging our strong software and robust platform-based delivery capabilities. Our revenues were US$105.8 million, US$179.9 million and US$302.1 million, respectively, in 2019, 2020 and 2021, representing an average CAGR growth of approximately 69%. In the second half of 2021, the global consumer electronics sector started to experience a significant and growing supply-demand mismatch, a situation where the supply of the products available exceeds the demand, resulting in a high level of inventory of manufacturers and distributors. Several factors contributed to this mismatch, including rising shipping costs, supply chain disruptions and rising global inflation, among others, many of which are beyond our control. As a result, our customers, who are mostly consumer electronics brands and OEMs, were negatively impacted, as were our own business operations. The ongoing inflationary pressures and global events such as the Russia-Ukraine conflict and the energy shortage in 2022 have further aggravated these issues. These developments have caused a decline in revenue, the first since our inception, in 2022.For more information, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Discussion of Results of Operations.”

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

Further, in future periods, our revenue growth could slow down or our revenue could decline for a number of reasons, including slowing demand for our offerings, increased competition, changes to technology, a decrease in the growth of our overall market, or our failure, for any reason, to continue to take advantage of growth opportunities. We have also encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties and our future revenue growth are incorrect, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.

Our recent growth may not be indicative of our future growth, and we may not be able to sustain our revenue growth rate in the future.

We have experienced rapid growth since the inception of our operations. However, you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. We cannot assure you that we will be able to manage our growth at the same rate as we did in the past, or avoid any decline in the future. To maintain our growth, we need to attract more customers, hire more qualified research and development (“R&D”) staff and other staff, scale up our business and strengthen our technology infrastructure, among others. Moreover, our current and planned staffing, systems, policies, procedures and controls may not be adequate to support our future operations. To effectively manage the expected growth of our operations and personnel, we will also be required to refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage the expansion of our business, our costs and expenses may increase faster than we planned and we may not successfully attract a sufficient number of customers and end users in a cost-effective manner, respond timely to competitive challenges, or otherwise execute our business strategies. Our growth requires significant financial resources and will continue to place significant demands on our management. There is no guarantee that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. Our growth in a relatively short period of time is not necessarily indicative of results that we may achieve in the future. If we fail to effectively manage the growth of our business and operations, our reputation, results of operations and overall business and prospects could be negatively impacted.

The markets in which we operate are competitive, and if we do not compete effectively, our business, operating results and financial condition could be harmed.

The IoT PaaS and IoT SaaS markets are competitive and rapidly evolving. The principal competitive factors in these markets include the ability to support multiple use cases on a single platform, ease of deployment, implementation and use, platform performance, scalability and reliability, global reach, brand awareness and reputation, the strength of sales and marketing efforts, as well as the ability to ensure data security and privacy.

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

Some of our competitors are able to offer products and services at lower prices than ours, which may be attractive to certain customers even if those products and services offer different or fewer functionalities. If we are unable to maintain our current pricing due to the competitive pressures, our margins will be reduced and our business, results of operations and financial condition would be adversely affected. In addition, pricing pressures and increased competition could result in reduced revenue, reduced margins, increased losses or the failure of our products and services to achieve or maintain widespread market acceptance, any of which could harm our business, results of operations and financial condition.

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

Our ability to expand and generate revenue depends, in part, on our ability to maintain and expand our relationships with customers and convince them to increase their use of our products and services. We grew our total number of customers from approximately 5,000 in 2020 to approximately 8,400 in 2021, and to approximately 7,600 customers in 2022. The total number of our IoT PaaS customers increased from approximately 3,300 in 2020 to approximately 5,500 in 2021, and to approximately 5,100 in 2022. If our customers do not increase their use of our products and services, our revenue may not grow and our results of operations may be harmed. It is difficult to predict the end users’ usage levels of smart devices accurately and the loss of customers or reductions in the end users’ usage levels may have a negative impact on our business, results of operations and financial condition. Our customers may cease, or reduce their usage of our products and services due to a variety of reasons or factors, such as progress in technology that makes our products and services obsolete, a decrease in the quality of our products and services, unfounded allegations and rumors relating to the health effect of technologies such as 5G, or national security or other concerns caused by our products and services, rising raw material prices, and shortage of semiconductor components, which are outside our or our customers’ control. If a significant number of our customers cease using, or reduce their usage of, our products and services, or if the brands who place orders through our OEM customers cease to place orders from them, we may be required to spend significantly more on sales and marketing than we currently plan to spend in order to maintain or increase revenues. These additional expenditures could adversely affect our business, results of operations and financial condition.

If we fail to estimate customer demand properly, our financial results could be harmed.

Our business involves estimates of customers’ future demand. There may be a significant mismatch between supply and demand, giving rise to product shortages or excess inventory, and make our demand forecast more uncertain. Demand for our products and services is based on many factors, including our product introductions, competitor announcements, competing technologies, and power or raw material supply, among other things, many of which are beyond our or our customers’ control. For example, the demand and use of the chips as part of the modules where the edge capabilities of IoT PaaS are embedded have fluctuated in the past and is likely to continue to fluctuate in the future. In periods with limited supply of chips, our customers may place inventory orders significantly in advance of their normal order cycle, which could increase fluctuations in our sales and revenue between periods and make it more difficult for us to estimate future customer demands. These challenges may be more pronounced in the future if the demand and prices of chips continue to fluctuate. In addition, to the extent our customers experience material changes in the sale of their smart devices or a high level of backlogs in inventories, they may reduce or delay purchases of our products and services, causing our estimate of customer demand to be inaccurate. In estimating demand, we make multiple assumptions, any of which may prove to be incorrect. Furthermore, to the extent we build inventory anticipating growth in customer demand, our business, results of operations and financial condition may be negatively affected if such growth does not materialize as expected.

Our use of third-party suppliers involves certain risks that may result in, among others, increased costs, disruption of supply or shortage of raw materials, quality or compliance issues, or failure by our suppliers to timely manufacture the modules and finished smart devices, any of which could materially harm our business.

We use third-party suppliers to manufacture the modules where edge capabilities of IoT PaaS are embedded, and in some circumstances, finished smart devices. We do not manufacture these modules or smart devices and do not own or operate any manufacturing facility. Instead, we are dependent on third-party suppliers to manufacture the modules and smart devices using their equipment and technology. Our use of such third-party module suppliers involves a number of risks, including:

●	insufficient capacity or delays in meeting our demand;
●	inadequate manufacturing yields, inferior quality and excessive costs;
●	failure by our suppliers to manufacture products that meet the agreed-upon specifications;
●	failure by our suppliers to procure raw materials on commercially reasonable terms, or at all, or to provide or allocate adequate, or any, manufacturing or other capacity for our products;

●	failure by our suppliers to comply with the relevant regulatory requirements, including those relating to the manufacturing process;
●	limited warranties on products supplied to us;
●	potential increases in prices;
●	a lack of direct control over delivery schedules or product quantity and quality;
●	delays in product shipment, shortages, a decrease in product quality and/or higher expenses;
●	increased exposure to potential misappropriation of our intellectual property; and
●	disruptions to supply chain, manufacturing process and business operation due to the COVID-19 pandemic.

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

To attract new customers and end users and keep our existing ones engaged, we must introduce new products and services and upgrade our existing offerings to meet their evolving preferences. It is difficult to predict the preferences of a particular customer or a specific group of customers. Changes and upgrades to our existing products may not be well received by our customers and end users, and newly introduced products or services may not achieve success as expected. For example, we may introduce new industry SaaS products for new industry verticals, with which we have little or no prior experience. Such efforts may require us to contribute a substantial amount of additional human capital and financial resources. We cannot assure you that any of such new products will achieve market acceptance or generate sufficient revenue to adequately compensate the costs and expenses incurred in relation to our development and promotion efforts. Enhancements and new products and services that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, may have interoperability difficulties with our platform or other products and services or may not achieve the broad market acceptance necessary to generate significant revenue. If we fail to improve our existing products and introduce new ones in a timely or cost-effective manner, our ability to attract and retain customers and end users may be impaired, and our financial performance and prospects may be adversely affected.

We rely upon third-party providers of cloud-based infrastructure to host our platform. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use could adversely affect our business, financial condition and results of operations.

We currently serve our customers and end users from data centers in China, the United States, Europe and India. We also use various third-party cloud-hosting providers such as AWS, Microsoft Azure and Tencent Cloud to provide cloud infrastructure for our platform. Our IoT PaaS and Industry SaaS products and value-added services rely on the operations of this infrastructure. We do not control, or in some cases have limited control over, the operation of the data center facilities we use. Customers expect to access our platform at any time, without interruption or degradation of performance, and we provide a few customers with service-level commitments with respect to uptime. Any limitation on the capacity of our data centers or cloud infrastructure could impede our ability to onboard new customers or expand the usage of our existing customers, host our products or serve our customers, which could adversely affect our business, financial condition and results of operations. In addition, any incident affecting our data centers or cloud infrastructure that may be caused by cyberattacks, natural disasters, fire, flood, severe storm, earthquake, power loss, outbreaks of contagious diseases, telecommunications failures, terrorist or other attacks, or other events beyond our control could negatively affect the cloud-based portion of our platform. A prolonged service disruption affecting our data centers or cloud-based services for any of the foregoing reasons would negatively impact our ability to serve our customers and could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers or otherwise harm our business. We may also incur significant costs for using alternative providers or taking other actions in preparation for, or in response to, events that damage the third-party hosting services we use.

In the event that our service agreements relating to our data centers or cloud infrastructure are terminated, or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our platform, as well as significant delays and additional expense in arranging or creating new facilities and services or rebuilding our platform for deployment on a different data center provider or cloud infrastructure service provider, which could adversely affect our business, financial condition and results of operations.

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

PRC

In recent years, the PRC government has increasingly tightened the regulation of cybersecurity and the storage, sharing, use, disclosure and protection of data and personal information. The Cybersecurity Law of the PRC, or the Cybersecurity Law, promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) has come into force on June 1, 2017. In addition, the Data Security Law of PRC, or the Data Security Law, was promulgated by the SCNPC on June 10, 2021 and took effect on September 1, 2021.

Numerous laws, regulations, guidelines and other measures have been or are expected to be adopted pursuant to the guidelines of, or in addition to, the Cybersecurity Law and Data Security Law. These include, for example, the draft Measures on Security Assessment of Cross-Border Transfer of Personal Information and Important Data released in April 2017, the draft Measures on Security Assessment of Cross-Border Transfer of Personal Information released in June 2019, and the Personal Information Protection Law, or the Personal Information Protection Law, which was released on August 20, 2021 and became effective on November 1, 2021. Specifically, on October 29, 2021, the CAC released the consultation draft of the Cross-border Transfer of Data, which is applicable to cross-border transfers of personal information and important data collected and generated in China under certain circumstances. While we do not believe our current business involves any transmission, use and exchange of information that comes under the definition of “cross-border transfers of personal information and important data” under the foregoing laws and regulations, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours, thus requiring us to comply with applicable data localization, security assessment and other requirements under these proposed laws and regulations. As our business continues to grow, there may arise circumstances where we engage in such cross-border transfers of personal information and important data, including in order to satisfy the legal and regulatory requirements, in which case we may need to comply with the foregoing requirements as well as any other limitations under PRC laws then applicable. Complying with these laws and requirements could cause us to incur substantial expenses or require us to alter or change our practices in ways that could harm our business. Additionally, to the extent we are found to be not in compliance with these laws and requirements, we may be subject to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions, which could materially and adversely affect our business, financial condition and results of operations.

On July 30, 2021, the State Council of the PRC promulgated the Provisions on Protection of Critical Information Infrastructure, or the CII Protection Regulations, which became effective on September 1, 2021. Pursuant to the CII Protection Regulations, “critical information infrastructures” (“CIIs”) refer to any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector shall be responsible for formulating eligibility criteria and identifying the CIIOs in the respective industry or sector, and the CIIOs shall be responsible for protecting the CIIs’ security by performing certain prescribed obligations. As of the date of this annual report, we have not been informed by CAC or any other PRC government authorities that we are identified or will be deemed as a CIIO. However, since the criteria for determining CIIOs remain uncertain, we cannot assure you that we will not be identified as a CIIO by any competent regulatory authority in the future.

On December 28, 2021, the CAC and several other administrations jointly promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that (i) a “network platform operator” holding over one million users’ personal information shall apply for a cybersecurity review when listing their securities in a foreign country, (ii) a CIIO that intends to purchase internet products and services that affect or may affect national security shall apply for a cybersecurity review and (iii) a “network platform operator” carrying out data processing activities that affect or may affect national security shall apply for a cybersecurity review. Since the Cybersecurity Review Measures are relatively new, significant uncertainties exist in relation to their interpretation and implementation. Additionally, the Cybersecurity Review Measures do not provide the exact scope of “network platform operator” or the circumstances that would “affect or may affect national security.” There can be no assurance that we will not be required to apply for a cybersecurity review pursuant to the Cybersecurity Review Measures. To the extent any cybersecurity review is required, we cannot assure you that we will be able to complete it in a timely manner, or at all. Any failure to complete the required cybersecurity review may result in regulatory sanctions including, among others, government enforcement actions and investigations, fines, penalties, and suspension of our non-compliant operations, as well as reputational damage or legal proceedings or actions against us, any of which may have material adverse effects on our business, financial condition and results of operations.

In addition, on November 14, 2021, the CAC released the Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft Cyber Data Security Regulation”), which has not been officially enacted as of the date of this annual report. According to the Draft Cyber Data Security Regulation, data processors shall apply for a cybersecurity review when carrying out the following activities: (i) the merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affect or may affect national security; (ii) data processors that handle personal information of more than one million people contemplating to list its securities on a “foreign” stock exchange; (iii) data processors contemplating to list its securities on a stock exchange in Hong Kong, which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. According to the PRC National Security Law, “national security” refers to a status in which the regime, sovereignty, unity, territorial integrity, welfare of the people, sustainable economic and social development, and other vital interests of the state are relatively not in danger and not threatened internally or externally and the ability to maintain a sustained security status. However, as of the date of this annual report, the criteria for determining the circumstances that “affect or may affect national security” for the purpose of the Draft Cyber Data Security Regulation remain unclear and are subject to further clarification by the CAC. It also remains uncertain when the Draft Cyber Data Security Regulation will be adopted and become effective and whether it will be adopted in its current draft form. It remains uncertain whether future regulatory changes would impose additional restrictions on us. We cannot predict the impact of the Draft Cyber Data Security Regulation, if any, at this stage, and we will closely monitor and assess any development in the rulemaking process. If the enacted version of the Draft Cyber Data Security Regulation mandates clearance of a cybersecurity review and other specific actions to be completed by China-based companies listed on a foreign stock exchange like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

EU and U.K.

The General Data Protection Regulation (EU) 2016/679 (the “GDPR”), which applies to the collection, use, storage, retention, transfer, disclosure and other processing of personal data obtained from individuals located in the European Union (the “EU”) or by businesses operating within the EU, became effective on May 25, 2018 and has resulted, and will continue to result, in significantly greater compliance burdens and costs for companies with customers, end users, or operations in the EU. The GDPR places stringent obligations and operational requirements on us as both a processor and controller of personal data and could make it more difficult or more costly for us to use and share personal data. Under the GDPR, data protection supervisory authorities are given various enforcement powers, including levying fines of up to €20 million or up to 4% of an organization’s annual worldwide turnover, whichever is greater, for the preceding financial year, for non-compliance. Data subjects also have the right to be compensated for damages suffered as a result of a controller or processor’s non-compliance with the GDPR. While the GDPR provides a more harmonized approach to data protection regulation across the EU member states, it also gives EU member states certain areas of discretion and therefore laws and regulations in relation to certain data processing activities may differ on a member state by member state basis, which could further limit our ability to use and share personal data and could require localized changes to our operating model. In addition to the GDPR, the EU also has released a proposed Regulation on Privacy and Electronic Communications, or the ePrivacy Regulation, to replace the EU’s current Privacy and Electronic Communications Directive, or the ePrivacy Directive, to, among other things, better align EU member states and the rules governing online tracking technologies and electronic communications, such as unsolicited marketing and cookies, with the requirements of the GDPR. While the ePrivacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is currently going through the European legislative process, and timing for adoption remains unclear. The current draft of the ePrivacy Regulation significantly increases fining powers to the same levels as GDPR and may require us to change our operational model and incur additional compliance expenses. The regulation is currently in the final stages of negotiation, and the details of this regulation remain in flux. Additional time and effort may need to be spent addressing the new requirements in the potential ePrivacy Regulation as compared to the GDPR.

Under the GDPR, restrictions are placed on transfers of personal data outside of the European Economic Area to countries which have not been deemed “adequate” by the European Commission (including the United States and the PRC). As a global business, with customers and end users worldwide, we are susceptible to any changes in legal requirements affecting international data flows. The Court of Justice of the European Union (the “CJEU”) issued a decision on July 16, 2020, invaliding the EU-US Privacy Shield Framework, which provided one mechanism for lawful cross-border transfers of personal data between the EU and the United States. While the decision did not invalidate the use of standard contractual clauses, another mechanism for making lawful cross-border transfers, the decision has called the validity of standard contractual clauses into question under certain circumstances, and has made the legality of transferring personal data from the EU to the United States or various other jurisdictions outside of the EU more uncertain. Specifically, the CJEU stated that companies must now assess the validity of standard contractual clauses on a case-by-case basis, taking into consideration whether the standard contractual clauses provide sufficient protection in light of any access by the public authorities of the third country to where the personal data is transferred, and the relevant aspects of the legal system of such third country. Additionally, in October 2022, President Biden signed an executive order to implement the EU-U.S. Data privacy Framework, which would serve as a replacement to the EU-US Privacy Shield. The European Commission initiated the process to adopt an adequacy decision for the EU-US Data Privacy Framework in December 2022, however the European Data Protection Board has been critical of the framework and it is unclear if and when the framework will be finalized or adopted. While the European Commission published new standard contractual clauses for transferring personal data from the EU to third countries, and the European Data Protection Board issued certain recommendations relating to measures that supplement transfer tools to ensure compliance with the EU level of protection of personal data, the CJEU’s decision has increased uncertainty surrounding data transfers from the EU to third countries that may not offer the same level of protection for data subjects’ rights as the EU. Due to these recent regulatory changes and guidance, we may need to invest in additional technical, legal and organization safeguards in the future to avoid disruptions to data flows within our business and to and from our customers and service providers. Furthermore, this uncertainty, and its eventual resolution, may increase our costs of compliance, impede our ability to transfer data and conduct our business, and harm our business or results of operations.

Additionally, the withdrawal of the United Kingdom (“U.K.”) from the EU (commonly known as “Brexit”) has created uncertainty with regard to the regulation of privacy and data protection in the U.K. Since January 1, 2021, when the transitional period following Brexit expired, the so-called U.K. GDPR (combining the GDPR and the U.K.’s Data Protection Act of 2018) has been in effect in the U.K. Although the U.K. GDPR currently imposes substantially the same obligations as the GDPR, and currently authorizes similar fines, the U.K. GDPR will not automatically incorporate changes to the GDPR going forward (which would need to be specifically incorporated by the U.K. government). Moreover, the U.K. government has publicly announced plans to reform the U.K. GDPR in ways that, if formalized, are likely to deviate from the GDPR. While the European Commission has issued an “adequacy” decision to the U.K., which facilitates the sharing of personal data between the EU and the U.K. for the time being, such adequacy decision will sunset in June 2025 unless extended and it may be revoked in the future by the European Commission if the U.K. data protection regime is reformed in ways that deviate substantially from the level of protection currently in place. Adding further complexity for international data flows, in March 2022, the U.K. adopted its own International Data Transfer Agreement for transfers of personal data out of the U.K. to so-called third countries, as well as an international data transfer addendum that can be used with GDPR’s standard contractual clauses for the same purpose. All of this creates a risk of divergent parallel regimes and related uncertainty, along with the potential for increased compliance costs and risks for affected businesses based on differing, and potentially inconsistent or conflicting, obligations or interpretation and enforcement by regulators and authorities.

United States

In the United States, various federal regulators, including governmental agencies like the Federal Trade Commission, and states and state regulators, including in California, Colorado, Connecticut, Illinois, lowa, New York, Virginia and Utah have adopted, or are considering adopting, laws and regulations concerning personal data and data security, such as the California Consumer Privacy Act, of 2018 (“CCPA”), the California Internet of Things Security Law, the Colorado Privacy Act, the Connecticut Personal Data Privacy and Online Monitoring Act, the Illinois Biometric Information Privacy Act, the Iowa Consumer Data Protection Act, the New York SHIELD Act, the Virginia Consumer Data Protection Act and the Utah Consumer Privacy Act. This patchwork of legislation and regulation may give rise to conflicts or differing views of personal privacy rights. For example, certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal data than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. One such comprehensive privacy law in the United States is the CCPA, which came into effect on January 1, 2020 and was significantly amended as of January 1, 2023 by the California Privacy Rights Act. Among other things, the CCPA requires companies that process personal information of California residents to make new detailed disclosures to consumers about such companies’ data collection, use and sharing practices, gives California residents expanded rights to access and delete their personal information and to opt out of certain personal information sharing with (and sales of personal information to) third parties. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal data. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. Amendments have been made to the CCPA, and it is possible that further amendments will be enacted, but even in its current form it remains unclear how various provisions of the CCPA will be interpreted and enforced. Additionally, the California Privacy Rights Act (the “CPRA”) was approved by California voters in the election of November 3, 2020, and took effect in most material respects on January 1, 2023. The CPRA modifies the CCPA significantly, including by expanding consumers’ rights with respect to certain sensitive personal information, further restricting the use of cross-context behavioral advertising and creating a new state agency, the California Privacy Protection Agency, to oversee implementation and enforcement efforts, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Other state laws are changing rapidly and there have been ongoing discussions and proposals in the U.S. Congress with respect to new federal data privacy and security laws to which we would become subject if enacted. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require us to modify our data processing practices and policies, divert resources from other initiatives and projects, and could restrict the way products and services involving data are offered, all of which may have a material and adverse impact on our business, financial condition and results of operations.

In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards. We expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or reinterpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations. For example, there is an increasing trend of jurisdictions requiring data localization, which may prohibit companies from storing data relating to resident individuals in data centers outside the relevant jurisdiction or, at a minimum, require a complete set of the data to be stored in data centers within the relevant jurisdiction. Because the interpretation and application of laws, regulations, standards and other obligations relating to data privacy and security are still uncertain, it is possible that these laws, regulations, standards and other obligations may be interpreted and applied in a manner that is inconsistent with our data processing practices and policies or the features of our products and services. If so, in addition to the possibility of fines, lawsuits, complaints, inquiries, allegations, regulatory investigations, public censure, other claims and penalties, and significant costs for remediation and damage to our reputation, we could be materially and adversely affected if legislation or regulations are expanded to require changes in our data processing practices and policies or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively impact our business, financial condition and results of operations. Furthermore, the developing requirements relating to clear and prominent privacy notices (including in the context of obtaining informed and specific consents to the collection and processing of personal information, where applicable) may potentially deter end users from consenting to certain uses of their personal information.

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

While we strive to comply with our internal data privacy guidelines as well as all applicable data privacy and security laws and regulations and contractual obligations in respect of personal information, there is no assurance that we are able to comply with these laws, regulations and contractual obligations in all respects. Any failure or perceived failure by us, external service providers or business partners to comply may result in proceedings or actions against us, including fines and penalties or enforcement orders (including orders to cease processing activities) being levied on us by government agencies or proceedings or actions against us by our business partners, customers or end users, including class action privacy litigation in certain jurisdictions, and could damage our reputation and discourage current and future users from using our products and services, which could materially and adversely affect our business, financial condition and results of operations. In addition, compliance with applicable laws on data privacy requires substantial expenditure and resources, including to continually evaluate our policies and processes and adapt to new requirements that are or become applicable to us on a jurisdiction-by-jurisdiction basis, which would impose significant burdens and costs on our operations or may require us to alter our business practices. Concerns about the security of personal information also could lead to a decline in general internet usage, which could result in a decrease in demand for our products and services and have a material and adverse effect on our business, financial condition and results of operations. Furthermore, if the local government authorities in our target markets require real-name registration for users of our platform, the growth of our customer and end-user bases may slow down and our business, financial condition and results of operations may be adversely affected.

The expansion of our international operations exposes us to significant regulatory, economic and political risks.

Expansion of our operations and customer base worldwide is essential to our growth strategy. We operate internationally with local offices in the United States, Europe, India, China and Japan, among other locations.

We expect that our international activities will continue to grow over the foreseeable future as we continue to pursue opportunities in existing and new markets, which will require significant management attention and financial resources worldwide. In connection with such expansion, we may face difficulties including costs associated with varying seasonality patterns, potential adverse movement of currency exchange rates, longer payment cycle, difficulties in collecting accounts receivable in some countries, tariffs and trade barriers, a variety of regulatory or contractual limitations on our ability to operate, adverse tax events, reduced protection of intellectual property rights in some countries, political risks and a geographically and culturally diverse workforce and customer base. Failure to overcome any of these difficulties could harm our business.

In addition, we will face risks in doing business internationally that could adversely affect our business, including:

●	difficulties in managing and staffing international operations and the increased operations, travel, infrastructure and legal compliance costs associated with numerous international locations;
●	challenges to our corporate culture resulting from a dispersed workforce;
●	our ability to effectively price our products in competitive international markets;
●	foreign ownership restrictions;
●	potentially greater difficulty in collecting accounts receivable and longer payment cycles;
●	the need to adapt and localize our products and services for specific countries;
●	the effect of differing governmental responses to the COVID-19 pandemic and the continuing impact of the pandemic on individuals, businesses and economies in various foreign jurisdictions;
●	difficulties in understanding and complying with local laws, regulations and customs in foreign jurisdictions, including those governing competition, pricing, internet activities, cybersecurity and data protection, employment and labor laws, privacy, collection, use, processing, or sharing of personal information, intellectual property, and other activities important to our business;
●	difficulties with differing technical and environmental standards, privacy, cybersecurity, data protection and telecommunications regulations and certification requirements across multiple jurisdictions, which could prevent customers from deploying our products and services or limit their usage;
●	difficulties in understanding, and adapting our products and services to, local end users’ habits and preferences;
●	the complexities of complying with current and future export controls and economic sanctions administered by the Department of Commerce Bureau of Industry and Security and the Treasury Department’s Office of Foreign Assets Control and other relevant sanctions authorities;
●	tariffs and other non-tariff trade barriers, such as quotas and local content rules;
●	more limited protection for intellectual property rights in some countries;
●	adverse tax consequences;

●	fluctuations in currency exchange rates, which could increase the price of our products and services in certain markets, increase the expenses of our international operations and expose us to foreign currency exchange rate risk or the cost and risk of hedging transaction if we choose to enter into such transactions in the future;
●	currency control regulations, which might restrict or prohibit our conversion of other currencies into RMB and/or U.S. dollars; and
●	restrictions on the transfer of funds across borders.

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

The COVID-19 pandemic, including the emergence of the Omicron variant, has in the past caused temporary disruption to our operations and those of our customers, suppliers and other business partners. For example, the pandemic has caused significant logistical challenges to the global supply chains, resulting in disrupted shipping lanes, labor and material shortages and weakened consumer demand for smart devices, all of which have negatively impacted our business and results of operations. Travel restrictions and social distancing guidelines imposed by governments globally have also reduced international travels and in-person meetings, which in turn have limited our ability to engage in in-person marketing with brands, particularly those brands based in the United States and Europe.

Recently, the COVID-19 pandemic has subsided; however, the potential impact and duration of the COVID-19 pandemic on the global economy and our business in particular may be difficult to assess or predict, and it remains highly uncertain how quickly and to what extent normal economic and operating conditions can resume. The ongoing COVID-19 pandemic as well as other possible health epidemics and outbreaks could continue to have a material adverse impact on our or our business partners’ business operations. In particular, the economic downturn due to COVID-19 has adversely affected, and may continue to adversely affect our customers’ ability to pay and customer demand for and end user usage of our products and services, which would adversely affect our operating results and financial condition. The COVID-19 pandemic has affected, and may continue to affect, our customers’ ability to pay us for past or future purchases, which could negatively affect our liquidity.

If we fail to manage the operation of our platform and infrastructure, our customers and end users may experience service outages and delays in the deployment of our products and services.

We have experienced significant growth in the number of customers and end users and the amounts of data that our cloud platform supports. We seek to maintain sufficient excess capacity on our cloud platform to meet the needs of all of our customers and end users. We also seek to maintain excess capacity to facilitate the rapid provision of new customer deployments and the expansion of existing customer deployments. In addition, we need to properly manage our technological operations infrastructure and cloud platform, and to respond to security threats, cyberattacks and performance and reliability problems that may arise from time to time, in order to support version control, changes in hardware and software parameters and the evolution of our products and services. However, the provision of new hosting infrastructure requires adequate lead time. We have experienced, and may in the future experience, system disruptions, outages and other performance problems. These types of problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in customer and end user usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time.

Further, if our contractual and other business relationships with our cloud infrastructure providers are terminated, suspended, or suffer a material change to which we are unable to adapt, such as the elimination of services or features on which we depend, we could be unable to provide our platform and could experience significant delays and incur additional expense in transitioning customers to a different cloud infrastructure provider. Any difficulties these providers face, including the potential of certain network traffic receiving priority over other traffic (i.e., lack of net neutrality), may adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide. Any disruptions, outages, defects, and other performance and quality problems with our platform or with our products and services and internet infrastructure on which they rely, or any material change in our contractual and other business relationships with our cloud infrastructure providers, could result in reduced use of our platform, increased expenses, including service credit obligations, and harm to our brand and reputation, any of which could have a material adverse effect on our business, financial condition and results of operations.

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

We generate a significant portion of our revenue from a limited number of major customers and any loss of business from these customers could have a negative impact on our revenues and harm our business.

We derive a significant portion of our revenue from a limited number of major customers. Our five largest customers in the aggregate accounted for approximately 20.7%, 17.2% and 11.7% of our total revenue in 2020, 2021 and 2022, respectively. Our ability to maintain close relationships with major customers is essential to the success of our business.

However, the purchase orders placed by specific customers may vary from period to period, and we typically do not have long-term purchase commitments from customers not enrolled in our membership program. As a result, most of our customers could reduce or cease their use of our products and services at any time without any penalty or termination charges. A major customer may not contribute the same level of our revenue in one year as in any previous years. In addition, reliance on any individual customer that contributes a significant portion of our revenue may increase such customer’s pricing leverage when negotiating relevant terms or contracts of our products or services.

Many factors not within our control could cause the loss of, or reduction in, business or revenue from any customer, and these factors are not predictable. These factors include, among others, pricing pressure from competitors, a change in a customer’s business strategy, rising raw material prices, or failure of a module supplier to develop competitive products. Our customers may choose to pursue alternative technologies and develop alternative products in addition to, or in lieu of, our products, either on their own or in collaboration with others, including our competitors. The loss of any major customer, or a significant decrease in the volume of customer demand or the price at which we sell our products to customers, could materially adversely affect our financial condition and results of operations.

We have a history of net loss and net cash operating outflow and may not be able to achieve or sustain profitability in the future.

We have experienced net loss in each year since inception. We generated net losses of US$66.9 million, US$175.4 million and US$146.2 million in 2020, 2021 and 2022, respectively. We expect to continue to devote significant resources to research and development activities. We also expect to continue to incur substantial sales and marketing expenses in acquiring and retaining customers and enhancing our brand awareness, and incur substantial general and administrative expenses including those associated with operating as a public company. We may not be able to increase our revenue enough to offset the increase in operating expenses resulting from these investments. If we are unable to achieve and sustain profitability, or if we are unable to achieve the revenue growth that we expect from these investments, the value of our business and stock may decrease.

Additionally, we recorded net cash operating outflow of US$49.2 million, US$126.1 million and US$70.7 million in 2020, 2021 and 2022, respectively. If we continue to experience net cash operating outflow in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected. There is no assurance that we will always generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due, due to a variety of factors. For actions we intend to take to finance our future working capital requirements and capital expenditures, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” There can be no assurance that we will be able to successfully take any of these actions in a timely manner, including prudently managing our working capital, or raising additional equity or debt financing on terms that are acceptable to us. Our failure to take these actions as and when necessary could materially adversely affect our liquidity, results of operations, financial condition and ability to operate.

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

Our results may fluctuate from period to period, and if we fail to meet securities analysts’ and investors’ expectations, the trading price of our ADSs and Class A ordinary shares and the value of your investment could decline substantially.

Our operating results have fluctuated from period to period and may continue to fluctuate in the future as a result of a variety of factors, many of which are outside of our control and are unpredictable. For example, our business model is based in large part on our ability to accurately estimate customer demands, which may constrain our ability to forecast our revenue. If operating results for any particular period fall below securities analysts’ and investors’ expectations, then the trading price of our ADSs and Class A ordinary shares could decline substantially. Some factors that may cause our operating results to fluctuate from period to period include:

●	our ability to attract, retain and increase revenue from customers and end users;
●	market acceptance of our products and services and our ability to introduce new products and services and enhance existing products and services;
●	competition and the actions of our competitors, including pricing changes, the introduction of new products and services, and expansion into new geographies;
●	our ability to control costs and operating expenses, including the fees that we pay cloud infrastructure providers and module suppliers;
●	changes in our pricing as a result of our negotiations with our larger customers or our optimization efforts or otherwise;
●	the rate of expansion and productivity of our sales force;

●	change in the mix of products and services that our customers and end users use;
●	changes in end user and customer demand as end users increase or decrease their demand for smart home products, or other products and services, due to the imposition or easing of stay-at-home, travel and other government mandates in response to the COVID-19 pandemic;
●	the expansion of our business, particularly in international markets;
●	changes in foreign currency exchange rates;
●	changes in laws, regulations or regulatory enforcement, in China, the United States or other countries, that impact our ability to market, sell or deliver our products;
●	significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our products and services on our platform;
●	allegations, even if not supported by fact or based on isolated incidents, relating to cybersecurity events relating to our business operations or our unauthorized use, misuse or disclosure of personal information or other sensitive information;
●	general economic and political conditions that may adversely affect a prospective customer’s ability or willingness to adopt our products and services, delay a prospective customer’s adoption decision, reduce the revenue that we generate from their use of our products and services, or impact customer retention;
●	extraordinary expenses such as litigation or other dispute-related settlement payments;
●	sales tax and other tax determinations by authorities in jurisdictions where we conduct business;
●	the impact of new accounting pronouncements;
●	expenses incurred in connection with mergers, acquisitions or other strategic transactions and integrating acquired business, technologies, services, products and other assets; and
●	fluctuations in share-based compensation expenses.

The occurrence of one or more of the foregoing and other factors may cause our operating results to vary significantly. As such, we believe that period-to-period comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. If we fail to meet or exceed the expectations of investors or securities analysts, then the trading price of our ADSs and Class A ordinary shares could fall substantially, and we could face costly lawsuits, including securities class action suits.

Any failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products and services.

Historically, we have relied on the adoption of our products and services by developers through our self-service portal as well as more targeted sales efforts. Our ability to further increase our customer base and achieve broader market acceptance of our platform will significantly depend on our ability to expand our marketing and sales operations. We plan to maintain a sufficient number of sales people both domestically and internationally. We also plan to dedicate sufficient resources to sales and marketing programs. All of these efforts will require us to invest significant financial and other resources and if they fail to attract additional customers and end users our business will be harmed.

We believe that there is significant competition for sales personnel, including sales representatives, sales managers and sales engineers, with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. New hires require significant training and may take significant time before they achieve full productivity. Our new hires may not become productive as quickly as we expect, if at all, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, particularly if we continue to grow rapidly, new members of our sales force will have relatively little experience working with us, our products and platform, and our business model. If we are unable to hire and train sufficient numbers of effective sales personnel, our sales personnel do not reach significant levels of productivity in a timely manner, or our sales personnel are not successful in acquiring new customers and end users or expanding usage by existing customers and end users, our business will be harmed.

We believe that continued growth in our business is also dependent upon identifying, developing and maintaining strategic relationships with additional retail channels that can drive substantial revenue growth. If we fail to identify additional channel partners in a timely and cost-effective manner, or at all, or are unable to assist our current and future channel partners in independently selling and deploying our products and services, then our business, operating results and financial condition could be adversely affected.

Any failure to offer high-quality developer and customer support may adversely affect our relationships with our developers and customers.

High quality, ongoing developer and customer support are critical to the successful marketing, sale and adoption of our products and services. Many of our customers depend on our customer support team to assist them in deploying our products and services effectively, help them resolve post-deployment issues quickly and provide ongoing support. As we grow our developer and customer base, we will need to further invest in and expand our developer and customer support teams, which could strain our resources and reduce profit margins. If we do not devote sufficient resources or otherwise do not help our developers and customers adopt our products and services, quickly resolve any post-implementation matters, and provide effective ongoing developer and customer support and training, our ability to expand sales to existing and future developers and customers and our reputation would be adversely affected. Our support teams will face additional challenges associated with our international operations, including those associated with delivering support and documentation in multiple languages. We might also face additional difficulties associated with providing customer support and warranties to our smart device distribution customers as we may not be able to control customer service terms of third-party suppliers. Increased demand for developer and customer support, without corresponding revenues, could increase costs and adversely affect our business, operating results and financial condition. Any failure to maintain high-quality developer and customer support, or a market perception that we do not maintain high-quality developer and customer support, could adversely affect our reputation, business, operating results and financial condition.

We may be sanctioned or otherwise restricted from engaging in certain businesses due to heightened regulatory and public scrutiny, including in connection with our data processing practices and policies.

The level of regulatory and political scrutiny on technology companies in general, and companies whose businesses involve the processing of personal information in particular, has increased significantly recently and may continue to increase globally. Legislators have enacted, and may continue to enact, new laws or regulatory agencies may promulgate new rules or regulations that are adverse to our business, or they may view matters or interpret or enforce laws and regulations differently than they have in the past or in a manner adverse to our business. Such legislative or regulatory scrutiny or action may create or enhance different or conflicting obligations on us from one jurisdiction to another. Additionally, we have been in the past and may in the future be the subject of scrutiny and press attention. Any related claims, allegations and investigations, even if without merit, may be very expensive to defend or respond to, involve negative publicity, and substantial diversion of management time and effort. These events could also result in reputational harm, significant judgments, fines and remedial actions against us, or require us to change our business practices, make product or operational changes, or delay or preclude planned transactions, product launches or improvements, any of which could harm our business, reputation, financial condition and operating results. For risks associated with our compliance with data privacy and data security laws in general, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Compliance with the rapidly evolving landscape of global data privacy and data security laws may be challenging, and any failure or perceived failure to comply with such laws, or other concerns about our practices or policies with respect to the processing of personal information, could damage our reputation and deter current and potential customers and end users from using our platform and products and services or subject us to significant compliance costs or penalties, which could materially and adversely affect our business, financial condition and results of operations.”

Our business depends on our strong reputation and the value of “Tuya” brand. If we are unable to maintain and enhance our Tuya brand and increase market awareness of Tuya and its products and services, our business, operating results and financial condition may be adversely affected.

We must maintain and enhance the “Tuya” brand identity and increase market awareness of Tuya-powered smart devices generally and our products and services. The successful promotion of our brand will depend on our efforts to achieve widespread acceptance of our platform and products and services, attract and retain customers and our ability to maintain our current market leadership and successfully differentiate our products and services from competitors. These efforts require substantial expenditures, and we anticipate that they will increase as our market becomes more competitive and as we expand into new markets. These investments in brand promotion and thought leadership may not yield increased revenue. To the extent they do, the resulting revenue still may not be enough to offset the increased expenses we incur. In addition, independent industry analysts often provide reviews of our products and competing products and services, which may significantly influence the perception of our products and services. If these reviews are negative or not as strong as reviews of our competitors’ products and services, our brand may be harmed. Adverse publicity (whether or not justified) relating to events or activities attributed to us, members of our workforce, agents, or third parties we rely on, may tarnish our reputation and reduce the value of our brand. Our brand value also depends on our ability to provide secure and trustworthy products and services as well as our ability to protect and use end users’ data in a manner that meets their expectations. In addition, any security incident, including one that results in unauthorized disclosure of sensitive data, could cause material reputational harm. Damage to our reputation and loss of brand equity may reduce demand for our products and services and thus have an adverse effect on our future financial results, as well as require additional resources to rebuild our reputation and restore the value of the brands and could also reduce the trading price of our ADSs and Class A ordinary shares.

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

Unauthorized or improper disclosures of personal information, cyberattacks or other security incidents or data breaches that affect our networks or systems, or those of our cloud service providers or our customers, whether inadvertent or purposeful, could degrade our ability to conduct our business, compromise the integrity of our products and services, platform and data, result in significant data losses and the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data which could adversely affect our business, financial condition and results of operations.

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

We experience cyberattacks of varying degrees and other attempts to gain unauthorized access to our systems from time to time, which may include by way of malware, phishing attacks, ransomware attacks, denial of service attacks, brute-force attacks or other means, any of which may result in disclosure of confidential information and intellectual property, defective products, production downtimes or compromised data, including personal information. Such cybersecurity threats and attacks that we may be subject to may take a variety of forms ranging from individuals or groups of hackers to sophisticated organizations, including state-sponsored actors and may even culminate in “mega breaches” targeted against cloud services and other hosted software. As the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these attacks or to implement adequate preventative measures. We anticipate that increase in the frequency and sophistication of cyber and other security threats, particularly with respect to breaches of IoT devices, and our customers’ increasing demands for cyber and other security protections and standards in our products, may cause us to incur additional costs to comply with such demands.

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

Many statutory requirements, in China, the United States and the EU, as well as in other jurisdictions in which we operate, include obligations for companies to notify data protection authorities and individuals of security breaches involving certain personal information, which could result from breaches experienced by us or our external service providers. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. In addition, such mandatory disclosures could lead to negative publicity and may cause our current and prospective customers or end users to lose confidence in the effectiveness of our data security measures. See “—Compliance with the rapidly evolving landscape of global data privacy and data security laws may be challenging, and any failure or perceived failure to comply with such laws, or other concerns about our practices or policies with respect to the processing of personal information, could damage our reputation and deter current and potential customers and end users from using our platform and products and services or subject us to significant compliance costs or penalties, which could materially and adversely affect our business, financial condition and results of operations.”

Any failure to maintain necessary permits and licenses to operate our business operations under applicable laws and regulations could materially and adversely affect our business and results of operations.

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

Negotiating these transactions can be time consuming, difficult and expensive, and our ability to complete these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if announced, may not be completed. For one or more of those transactions, we may: (i) issue additional equity securities that would dilute our existing shareholders; (ii) use cash that we may need in the future to operate our business; (iii) incur large charges or substantial liabilities; (iv) incur debt on terms unfavorable to us or that we are unable to repay; (v) encounter difficulties retaining key employees of the acquired company or integrating diverse offerings or business cultures; or (vi) become subject to adverse tax consequences, substantial depreciation or deferred compensation charges. The occurrence of any of these foregoing could adversely affect our business, operating results and financial condition.

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

We have in the past experienced, and expect in the future to continue to experience, seasonal fluctuations in our revenues and sales from time to time as a result of the holiday season and customers’ buying patterns. We have experienced lower growth in revenues in the first quarter as a result the reduced capacity of OEM customers located in China due to the Lunar New Year. The rapid growth in our business has offset this seasonal trend to some extent; however, we expect the historical seasonality trends to continue to impact our results of operations and financial condition. As a result, our results of operations and the trading price of our ADSs and Class A ordinary shares may fluctuate from time to time due to seasonality.

We face certain risks relating to the real properties that we lease.

We lease office spaces from third parties for our operations in China, the United States, Europe, Australia, India, Japan and Colombia. Any limitations on the leased properties, or lessors’ title to such properties, may impact our use of the offices, or in extreme cases, result in relocation, which may in turn adversely affect our business operations. In addition, certain lease agreements of our leased properties in China have not been registered with the relevant PRC government authorities as required by PRC law. Therefore, we may be exposed to potential fines if we fail to rectify within the prescribed time period after receiving notices from the relevant PRC government authorities. Furthermore, certain lessors of our leased properties have not provided us with valid property ownership certificates or any other documentation proving their right to lease those properties to us. As of December 31, 2022, with respect to seven leased properties in China with a gross floor area of approximately 1,729.8 square meters, we have not registered the respective lease agreements with the relevant PRC government authorities. With respect to six leased properties in China with a gross floor area of approximately 1,959.1 square meters, the lessors have not provided us with valid property ownership certificates. The foregoing properties represent only a small portion of the total gross floor area of our leased properties. As of the date of this annual report, we are not aware of any material actions or claims raised by any third parties challenging our use of these properties we currently lease, nor have we received any notices from the PRC government authorities. If our lessors are not the owners of the properties or they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If leases are invalid, we may face the risk of moving out of the leased property.

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

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology (the “MIIT”). In addition, the national networks in China are connected to the internet through state-owned international gateways, which are the only channels through which a domestic user can connect to the internet outside China. We may face similar or other limitations in other countries in which we operate. We may not have access to alternative networks in the event of disruptions, failures or other problems with the internet infrastructure in China or elsewhere. In addition, the internet infrastructure in the countries in which we operate may not support the demands associated with continued growth in internet usage.

Changes in these laws or regulations could require us to modify our products and services in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally, or result in reductions in the demand for internet-based products and services such as our products and platform. In addition, the use of the internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. The performance of the internet and its acceptance as a business tool has been adversely affected by “viruses,” “worms” and similar malicious programs. If the use of the internet is reduced as a result of these or other issues, then demand for our products and services could decline, which could adversely affect our business, operating results and financial condition.

We may have insufficient computing resources, transmission bandwidth and storage space, which could result in disruptions and our business, results of operations and financial condition could be adversely affected.

Our operations are dependent in part upon transmission bandwidth provided by third-party telecommunications network providers, access to data centers to house our servers and other computing resources. There can be no assurance that we are adequately prepared for unexpected increases in bandwidth and data center demands by our customers and end users. The bandwidth and data centers we use may become unavailable for a variety of reasons, including service outages, payment disputes, network providers going out of business, natural disasters, networks imposing traffic limits, or governments’ adopting regulations that impact network operations. These bandwidth providers may become unwilling to sell us adequate transmission bandwidth at fair market prices, if at all. This risk is heightened where market power is concentrated with one or a few major networks. We also may be unable to move quickly enough to augment capacity to reflect growing traffic or security demands. Failure to put in place the capacity we require could result in a reduction in, or disruption of, service to our customers and ultimately a loss of those customers. Such a failure could result in our inability to acquire new customers demanding capacity not available on our platform. See “We rely upon third-party providers of cloud-based infrastructure to host our platform. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use could adversely affect our business, financial condition and results of operations.”

Our products and services rely on the stable performance of servers, networks, IT infrastructure and data processing systems, and any disruption to such servers, networks, assets or systems due to internal or external factors could diminish demand for our products and services, harm our business, our reputation and results of operations and subject us to liability.

We rely in part upon the stable performance of our servers, networks, IT infrastructure and data processing systems for provision of our products and services. Disruptions to such servers, networks, assets or systems may occur due to internal or external factors, such as inappropriate maintenance, defects in the servers, cyberattacks or other malicious attacks or hacks targeted at us, occurrence of catastrophic events or human errors. Such disruptions could result in negative publicity, loss of or delay in market acceptance of our products and services, loss of competitive position, lower customer retention or claims by customers for losses sustained by them, or loss, destruction or unauthorized use of, or access to, data (including personal information for which we may incur liability under applicable data protection laws). In such an event, we may need to expend additional resources to bring the incident to an end, mitigate the liability associated with the fallout of such incident, make notifications to regulators and individuals affected, replace damaged systems or assets, defend ourselves in legal proceedings and compensate customers or end users. In addition, we may not carry insurance to compensate us for any losses that may result from claims arising from disruption in servers. As a result, our reputation and our brand could be harmed, and our business, results of operations and financial condition may be adversely affected.

We may, from time to time, rely on intellectual properties that we license from third parties, including product designs that are integrated with our internally developed products.

We may, from time to time, rely on intellectual properties that we license from third parties, including third-party product design, which is used with certain of our products. We cannot be certain that our licensors are not infringing the intellectual property rights of third parties or that our licensors have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our products. Some of our agreements with our licensors may be terminated for convenience by them. If we are unable to continue to license any of these intellectual properties on commercially reasonable terms, we will face delays in releases of certain products or we will be required to redesign our products until equivalent, non-infringing design can be licensed or developed and integrated into our current products. This effort could take significant time (during which we would be unable to continue to offer our affected products) and expense and may ultimately not be successful. In addition, our inability to obtain certain licenses or other rights might require us to engage in litigation regarding these matters, which could have a material adverse effect on our business, results of operations, prospects and financial condition.

We and certain of our current and former directors and officers have been named as defendants in a shareholder class action lawsuit, which could have a material adverse impact on our business, financial condition, results of operations, cash flows and reputation.

We will have to defend against the class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings,” including any appeals should our initial defense be unsuccessful. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuit. We cannot guarantee that we will not be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, we cannot assure you that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters in the future. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We are also subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, they could have a material adverse effect on our business, results of operations and financial condition.

As of the date of this annual report, except for the shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings,” we are not a party to any other material legal or administrative proceedings. However, we or our directors, management, employees and shareholders have been, and may from time to time in the future be, subject to or involved in various claims, controversies, lawsuits, other legal and administrative proceedings and fines. Lawsuits and other administrative or legal proceedings can involve substantial costs, including the costs associated with investigation, litigation and possible settlement, judgment, penalty or fine. In addition, lawsuits and other legal and administrative proceedings may be costly and time consuming and may require a commitment of management and personnel resources that will be diverted from our normal business operations. There may also be negative publicity associated with litigation that could decrease customer acceptance of our product offerings, regardless of whether the allegations are valid or whether we are ultimately found liable. We may be involved in class action lawsuits in the United States in the future. Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. For example, following the publication of our earnings release for the second quarter of 2021 in August 2021, a number of U.S. law firms have published similar investor alerts (“Investor Alerts”) regarding their investigations into potential claims against us on behalf of investors concerning whether we have “violated U.S. federal securities laws.” The Investor Alerts referred to our falling share price after our earnings release published on August 18, 2021. As of the date of this annual report, we are subject to a proceeding brought against us based on the foregoing allegations. We believe that the allegations made in the Investor Alerts are without merit and, to our best knowledge, we have complied with our obligations under U.S. securities laws at all time. However, the mere threat of such claims and the costs associated with defending them could have a material adverse effect on business, results of operations and reputation. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our directors or senior management members, have been, and may, from time to time, be the subject of shareholder class action lawsuits that could affect our business, financial condition, results of operations, cash flows and reputation.

As of the date of this annual report, we and certain of our current and former directors and officers have been named as defendants in a shareholder class action lawsuit, described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” We anticipate that we or certain of our directors or officers may, from time to time, be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders and lawsuits against our directors and officers as a result of their position in other public companies. We cannot assure you that our directors or officers and we will be able to prevail in their defense or reverse any unfavorable judgment on appeal, and our directors or officers and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus materially and adversely affect our business, financial condition, results of operations, cash flows and reputation. In addition, we cannot assure you that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial performance.

We face inventory obsolescence, shortage or excess risks. Our results of operations could be materially harmed if we are unable to optimally manage our inventories to meet our operational needs.

Our inventories consist mainly of (i) modules and chips relating to our IoT PaaS business, and (ii) finished smart devices purchased from manufacturers as part of our smart device distribution business. As of December 31, 2021 and 2022, we had inventories, net, of US$62.6 million and US$45.4 million, respectively. Maintaining an optimal level of inventory is important for the success of our business. However, we are exposed to inventory obsolescence and inventory shortage risks as a result of a variety of factors beyond our control, including changes of customer needs and the inherent uncertainty of the success of product launches. In 2020, 2021 and 2022, we recorded inventory write-downs of US$0.5 million, US$1.8 million and US$4.1 million, respectively. We regularly track our inventory to keep it at a level sufficient to fulfill customers’ orders. We also proactively assess changes in market conditions and pre-store strategic raw materials in anticipation of potential supply shortage. However, we cannot assure you that we can accurately predict these trends and events and avoid under-stocking or overstocking inventory, or that our inventory management measures will be implemented effectively so that we will not have significant levels of inventory obsolescence, shortage or excess. As a result of unforeseen or sudden events, we may experience slow movement of our inventories, fail to utilize or sell our inventories swiftly, or face the risk of inventory obsolescence, and our business, results of operations, financial condition and prospects may be adversely affected.

We may require additional capital to support our business and response to business opportunities, and this capital might not be available on favorable terms, if at all.

We intend to continue to make investments to the long-term operating and development of our business and may require additional funds. In particular, we may seek additional funds to develop new products and enhance our platform and existing products, expand our operations, including our sales and marketing efforts and our presence outside China, improve our infrastructure or acquire complementary businesses, technologies, services, products and other assets. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to holders of our ADSs and Class A ordinary shares. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, scale our infrastructure, develop product enhancements and to respond to business challenges could be significantly impaired, and our business, operating results and financial condition may be adversely affected.

We are subject to the uncertainties associated with the tightening regulations on listing and securities offerings conducted overseas by China-based companies proposed and/or enacted in China and the United States.

The PRC government authorities have been tightening their oversight and control over listings and offerings conducted overseas by Chinese companies and investment in overseas-listed China-based companies. For example, on December 28, 2021, the CAC and several other administrations jointly promulgated the Cybersecurity Review Measures, which provide, among other things, that a “network platform operator” holding over one million users’ personal information shall apply for a cybersecurity review when listing its securities “in a foreign country.” In November 2021, the CAC promulgated the Draft Cyber Data Security Regulation, which states that a cybersecurity review will be required for a listing in foreign countries contemplated by a data processor who processes the personal information of at least one million users or the listing of a data processor in Hong Kong which affects or may affect the national security. Furthermore, on February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures,” and together with relevant supporting guidelines promulgated by the CSRC, the “New Overseas Listing Rules”). The New Overseas Listing Rules set out new filing procedures for China-based companies seeking direct or indirect listings and offerings in overseas markets and came into force since March 31, 2023. For details, see “Item 3. Key Information—Recent PRC Regulatory Developments—CSRC Approval for Issuance and Listing of Securities Overseas” and “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Relating to M&A and Overseas Listing.”

To the extent we are required to obtain any approvals, complete any filings and/or other administrative procedures or satisfy any other regulatory requirements under the above-mentioned proposed laws and regulations or any new regulatory requirements in the PRC in order to maintain the listing status of the ADSs or conduct listing or offering of our securities overseas, we cannot assure you that we will be able to meet these requirements in a timely manner, or at all. The PRC regulatory agencies may also take further actions requiring us, or making it advisable for us, not to proceed with such securities offering or maintain the listing status of the ADSs. If we proceed with any future listing or offering of our securities without obtaining the required approval, completing the necessary filings or other administrative procedures, or satisfying other regulatory requirements, we may face fines and other regulatory actions imposed by competent PRC regulatory agencies, and our ability to raise capital could be significantly limited or completely hindered, which could have a material adverse effect on our business, financial condition and results of operations or cause the value of our securities to significantly decline or be worthless. See also “—Risks Related to Doing Business in China—The filing, approval or other administration requirements of the CSRC, the CAC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities offerings under PRC law” and “—Risks Related to Doing Business in China—The uncertainties in the PRC legal system could materially and adversely affect us.”

In addition, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law in some jurisdictions, such as those in China, the U.S. Holding Foreign Companies Accountable Act (the “HFCAA”) was enacted on December 18, 2020. Trading in our securities on U.S. markets, including the NYSE, will be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm, for two consecutive years. If this is to happen, our liquidity and ability to raise additional capital will be materially and adversely affected. See “—Risks Related to Doing Business in China—Trading in our securities will be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities.”

We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, operating results and financial condition.

As we continue to expand our international operations, we will become increasingly exposed to the effects of fluctuations in currency exchange rates. The majority of our cash generated from revenue is denominated in Renminbi, and our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations. Because we conduct business in currencies other than U.S. dollars but report our operating results in U.S. dollars, we also face translation exposure to fluctuations in currency exchange rates, which could hinder our ability to predict our future results and earnings and could impact our operating results. We recorded other comprehensive income from foreign currency translation of US$2.9 million and US$1.5 million in 2020 and 2021, respectively, and other comprehensive loss from foreign currency translation of US$14.9 million in 2022.

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

Tuya Inc. is a holding company and we rely on dividends paid by our wholly foreign-owned enterprise in China for our cash needs. Any significant fluctuation of Renminbi against the U.S. dollar could adversely affect our business, operating results and financial condition, and the value of any dividends payable in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares and the ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

The fair value measurements of certain financial assets and liabilities inherently involve a certain degree of uncertainty, and any adverse movements in their fair value may directly affect our results of operations.

Some of our financial assets and liabilities are measured at fair value, such as the short-term investments and long-term investments measured at fair value. As of December 31, 2020, 2021 and 2022, the fair value of short-term investments was US$21.0 million, US$102.1 million and US$821.1 million, and the fair value of long-term investments was US$0.6 million, US$26.1 million and US$18.0 million, respectively. In 2020, 2021 and 2022, our fair value change on short-term and long-term investments was nil, in gain of US$0.8 million and in loss of US$7.4 million, respectively. For financial reporting purposes, fair value measurements of these financial assets and liabilities are categorized into level 1, 2 or 3, based on, among other things, the observability and significance of the inputs used in the valuation technique. The fair value of financial assets and liabilities classified in levels 1 and 2 is determined based on observable inputs, while the determination of the fair value of level 3 financial assets and liabilities is based on valuation techniques and various assumptions of inputs that are unobservable and which inherently involve a certain degree of uncertainty.

A range of factors, many of which are beyond our control, may influence and cause adverse changes to the estimates we use and thereby affect the fair value of these assets and liabilities. These factors include, but are not limited to, general economic conditions, changes in market interest rates and stability of the capital markets. Any of these factors, as well as others, could cause our estimates to vary from actual results and cause the fair value of our financial assets and liabilities to fluctuate substantially, which may in turn have a material adverse effect on our financial position and results of operations. The fair value of our short-term investments and long-term investments measured at fair value is subject to changes beyond our control, and any adverse movements in their fair value may directly affect our results of operations. If the fair value of our short-term investments and long-term investments measured at fair value were to fluctuate, our business, financial condition and results of operations could be materially adversely affected.

We are subject to credit risk related to defaults of customers, and any significant default on our accounts receivable could materially and adversely affect our liquidity, financial condition and results of operations.

We are exposed to credit risk related to defaults of our various customers. As of December 31, 2020, 2021 and 2022, our accounts receivable, net were US$12.3 million, US$32.7 million and US$12.2 million, respectively. Our accounts receivable turnover days were 19, 29 and 42 in 2020, 2021 and 2022, respectively. We may not be able to collect all such accounts receivable due to a variety of factors that are outside of our control. If the relationship between us and any of our customers is terminated or deteriorated, or if any of our customers experience financial difficulties to the extent it affects their ability to make timely payments, our corresponding accounts receivable might be adversely affected in terms of recoverability. Our accounts receivable balance may continue to grow alongside our business expansion, which may increase our risks for uncollectible receivable. If we are unable to timely collect our accounts receivable from our customers, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to maintain proper and effective internal control over financial reporting, we may be unable to accurately or timely report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs and Class A ordinary shares may be materially and adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we maintain internal control over financial reporting and disclosure controls and procedures. An effective internal control environment is necessary to enable us to produce reliable financial reports and is an important component of our efforts to prevent and detect financial reporting errors and fraud. We are a public company subject to the Sarbanes-Oxley Act of 2002. Section 404 requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with this annual report for the fiscal year ended December 31, 2022. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

In the course of preparing and auditing our consolidated financial statements for the year ended December 31, 2019, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements.

Following the identification of the material weakness, we have taken measures to remedy the material weakness. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022 after the remediation. For details on these measures, please see “Item 15. Controls and Procedures—Internal Control over Financial Reporting.”

However, in the future, our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Furthermore, as we are now a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404.

If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs and Class A ordinary shares. Moreover, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

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

In December 2014, we adopted the 2015 Equity Incentive Plan (the “2015 Plan”), which was amended in July 2020, February 2021 and June 2022. We account for compensation costs for all share-based awards using a fair-value-based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. For details of the 2015 Plan, see “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.” In 2020, 2021 and 2022, we recorded share-based compensation expenses of US$9.4 million, US$66.1 million and US$69.0 million, respectively. As of December 31, 2022, there were US$127.9 million of unrecognized share-based compensation expenses related to share options granted by our company, which were expected to be recognized over a weighted-average vesting period of 1.05 years. As of December 31, 2022, there were US$33.2 million of unrecognized share-based compensation expenses related to RSUs granted by us, which were expected to be recognized over a weighted-average vesting period of 3.40 years. We believe that the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, any ordinary shares that we issue under our 2015 Plan would dilute the percentage ownership held by public investors.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE.

Foreign ownership of telecommunication businesses is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in an information service provider or other value-added telecommunication service provider (other than operating e-commerce, domestic multiparty communication, storage and forwarding and call center) and the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunication services overseas and maintain a good track record in accordance with the Encouraged Industries Catalog for Foreign Investment (2022 version), the Special Administrative Measures for Foreign Investment Access (Negative List (2021), or the Negative List (2021), and other applicable laws and regulations.

Tuya Inc. is a Cayman Islands company and we currently conduct substantially all of our business operations in the PRC through our PRC subsidiaries, including Tuya Information, our wholly owned subsidiary incorporated in the PRC. We are classified as a foreign enterprise under the PRC laws and regulations, and Tuya Information, our wholly owned subsidiary in the PRC, is a foreign-invested enterprise. In light of the restrictions described above, we have determined that it was not viable for us to hold Hangzhou Tuya Technology, or the VIE, directly through equity ownership. Therefore, we may only conduct the business operations currently conducted by the VIE through a series of contractual arrangements between our PRC subsidiary on one hand, and the VIE and its registered shareholders on the other hand, to comply with PRC laws and regulations. These contractual arrangements have enabled us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, (iii) have the pledge right over the equity interests in the VIE as the pledgee and (iv) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIE for accounting purposes and hence consolidate its financial results under U.S. GAAP.

In the opinion of Jia Yuan Law Offices, our PRC legal counsel, (i) the ownership structures of our wholly foreign-owned enterprise and the VIE in China are not in violation of provisions of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our wholly foreign-owned enterprise, the VIE and its shareholders governed by PRC law are not in violation of provisions of applicable PRC laws or regulations currently in effect, and valid and binding upon each party to such arrangements and, save as disclosed in “Item 4. Information on the Company—Contractual Arrangements with the VIE and the VIE’s Registered Shareholders,” enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC government authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the relevant PRC government authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;
●	imposing fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations;
●	discontinuing or placing restrictions or onerous conditions on the operations of the VIE;
●	placing restrictions on our right to collect revenue;
●	shutting down our servers or blocking our app or websites; or
●	requiring us to restructure our ownership structure or operations.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our financial condition and results of operations. Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and the VIE. For details, please see “—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and operations.” If occurrences of any of these events result in our inability to direct the activities of the VIE in China that most significantly impact its economic performance and/or our failure to receive the economic benefits and residual returns from the VIE, and we are unable to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with the VIE and its registered shareholders to use, or otherwise benefit from, certain licenses and approvals we may need in the future, which may not be as effective as direct ownership in providing operational control and could adversely affect our business, operating results and financial condition.

We have relied and expect to continue to rely on contractual arrangements with the VIE and its registered shareholders to conduct a portion of our operations in China. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its registered shareholders of their obligations under the contracts to exercise control over the VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on part of our business.”

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

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—The uncertainties in the PRC legal system could materially and adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration if legal action becomes necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our business, financial condition and results of operations may be negatively affected.

The registered shareholders of the VIE may have potential conflicts of interest with us, which may adversely affect part of our business.

The registered shareholders of the VIE may have potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material adverse effect on our ability to effectively receive economic benefits from the VIE. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gain. The registered shareholders of the VIE have executed powers of attorney to appoint our wholly foreign-owned enterprise or a person designated by our wholly foreign-owned enterprise to vote on their behalf and exercise voting rights as shareholders of the VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of part of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The registered shareholders of the VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIE and the validity or enforceability of our contractual arrangements with the VIE and its registered shareholders. For example, in the event that any of the shareholders of the VIE divorces his or her spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and the spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the VIE by us. Similarly, if any of the equity interests of the VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to part of our business and operations and harm our financial condition and results of operations.

Contractual arrangements we have entered into with the VIE may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the VIE were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other administrative sanctions on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by the VIE that are supplementary to the operation of our business if the VIE goes bankrupt or becomes subject to dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIE, such entity may in the future hold certain assets that are supplementary to the operation of our business. If the VIE goes bankrupt and all or part of its assets become subject to liens or rights of creditors, we may be unable to continue some or all of our business activities we currently conduct through contractual arrangements, which could adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIE may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If the VIE undergoes voluntary or involuntary liquidation proceeding, third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate part of our business, which could adversely affect our business, financial condition and results of operations.

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and operations.

The value-added telecommunication services that we conduct through the VIE are subject to foreign investment restrictions set forth in the Negative List (2021), which was issued by the Ministry of Commerce (“MOFCOM”) and the National Development and Reform Commission (the “NDRC”) and became effective on January 1, 2022.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which became effective on January 1, 2020, replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law and became the legal foundation for foreign investment in the PRC. As of the date of this annual report, there remain uncertainties in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities in the future. In addition, the definition of foreign investment contains a catchall provision that includes investments made by foreign investors through means stipulated in laws, administrative regulations or provisions of the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. If further actions shall be taken under future laws, administrative regulations or provisions of the State Council, we may face substantial uncertainties as to whether we can complete such actions. Failure to do so could materially and adversely affect our current corporate structure, corporate governance and operations.

Risks Related to Doing Business in China

A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business, results of operations and financial condition.

The global macroeconomic environment is facing challenges. For example, following the outbreak of the COVID-19 pandemic, most countries have encountered rising inflation, resulting in weakened customers’ spending on smart devices. Furthermore, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. The ongoing trade tensions between the United States and China may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

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

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. The growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and results of operations, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.

We are exposed to risks associated with international relations and geopolitical risks.

We are exposed to risks associated with international relations. Any unfavorable government policies, including those on investment restrictions or international trade, such as capital controls or tariffs or internal payment and settlement system, or geopolitical confrontation and conflicts, may affect the demand for our products, impact the competitive position of our products, or prevent us from selling products in certain countries, or even our participation in international capital markets or the international payment and settlement system, any of which would materially and adversely affect our international operations, results of operations and financial condition. The cost of importing and/or exporting products to or from any major markets in which our customers operate will increase as a result of the implementation of any major tariffs, legislation and/or regulations or regional conflicts or instability, or if existing trade agreements are renegotiated or, in particular, if any foreign government takes retaliatory trade actions due to trade tension between such government and China, and such change could have an adverse effect on our business, financial condition and results of operations. Moreover, any political or trade controversies between any major global economy and China, whether or not directly related to our business, could have a material adverse effect on our business operations, results of operations and growth prospects. In September 2021, three United States senators and other commentators expressed concern about our alleged failure to protect U.S. consumers’ data, and some have urged the U.S. government to take actions against us, including adding us to the Non-SDN Chinese Military-Industrial Complex Company List, or the NS-CMIC List. We are not aware of any investigation, proceeding or other regulatory action by any U.S. government activity against us in this respect as of the date of this annual report, and we believe that the allegations against us are unfounded and without merit. However, if we were to be added to the NS-CMIC List, U.S. persons would be prohibited from purchasing or otherwise dealing in our publicly traded securities. This could affect the liquidity of our securities and could result in the delisting of the ADSs from U.S. markets. These various types of actions or government policies may cause investors to be unwilling to hold or buy our ADSs and Class A ordinary shares and consequently cause the trading price of our ADSs and Class A ordinary shares to decline.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. The past decades have seen the progressive legislation by the PRC government designed to enhance the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and in recent years enacted laws and regulations that may not sufficiently cover all aspects of economic activities in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

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

The PRC government’s significant oversight and discretion over the conduct of our business may potentially result in a material adverse effect on our operations.

The PRC government has significant oversight and discretion over the conduct of our business. Our ability to operate in China may be harmed by changes in its laws and regulations, and the central or local PRC governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

The PRC government has published new policies that may adversely affect our industry and our business, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition, results of operations and the value of our securities. Investors of our company and our business face potential uncertainty with respect to actions taken by the PRC government affecting our business. Implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline.

Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us, including the release of New Overseas Listing Rules. Any legislative and regulatory actions in this regard could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or, in extreme cases, become worthless.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in mainland China and Hong Kong against us or our management based on foreign laws.

Tuya Inc. is an exempted company limited by shares incorporated under the laws of the Cayman Islands. The Group conducts substantially all of its operations in mainland China, and substantially all of its assets are located outside the United States. In addition, we do not have any material operations in Hong Kong. Furthermore, some of our directors and executive officers reside within mainland China or Hong Kong for a significant portion of the time and are PRC nationals. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us, our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws.

Even if you obtain a judgment against us, our directors or executive officers or the expert named in this annual report in a U.S. court or other court outside China, you may not be able to enforce such judgment against us or them in mainland China or Hong Kong. Neither mainland China nor Hong Kong has treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions, such as the United States. However, subject to certain conditions, including but not limited to when the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties or similar charges, the judgment is final and conclusive and has not been stayed or satisfied in full, the proceedings in which the judgment was obtained were not contrary to natural justice and the enforcement of the judgment is not contrary to public policy of Hong Kong, Hong Kong courts may accept such judgment obtained from a United States court as a debt due under the rules of common law enforcement. Nevertheless, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor, and there can be no assurance that such legal action in Hong Kong would be resolved in favor of the judgment debtor. Therefore, recognition and enforcement in mainland China or Hong Kong of judgments of a court in any of foreign jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

On July 14, 2006, the Supreme People’s Court of the PRC and Hong Kong entered into the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region Pursuant to Choice of Court Agreements between Parties Concerned (the “2006 Arrangement”). Under the 2006 Arrangement, where any designated PRC court or any designated Hong Kong court has made an enforceable final judgment requiring payment of money in a civil or commercial case under a choice of court agreement in writing, any party concerned may apply to the relevant PRC court or Hong Kong court for recognition and enforcement of the judgment. On January 18, 2019, the Supreme People’s Court and Hong Kong entered into the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region (the “2019 Arrangement”), which seeks to establish a mechanism with greater clarity and certainty for recognition and enforcement of judgments in a wider range of civil and commercial matters between Hong Kong and the PRC. The 2019 Arrangement discontinued the requirement for a choice of court agreement for bilateral recognition and enforcement. However, the 2019 Arrangement will only take effect after the promulgation of a judicial interpretation by the Supreme People’s Court and the completion of the relevant legislative procedures in Hong Kong. The 2019 Arrangement will, upon its effectiveness, supersede the 2006 Arrangement. Therefore, before the 2019 Arrangement becomes effective, it may be difficult or impossible to enforce a judgment rendered by a Hong Kong court in China if the parties in the dispute do not agree to enter into a choice of court agreement in writing.

Moreover, you may not be able to bring original actions in China based on the U.S. or other foreign laws against us, our directors or executive officers or the expert named in this annual report. In particular, shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. In the absence of a mutual and practical cooperation mechanism, there has not been efficient regulatory cooperation between the local authorities in China and the securities regulatory authorities in the United States to implement cross-border supervision and administration so far. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the United States have not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law.”

We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China and Hong Kong to fund any cash and financing requirements we may have, and any limitation on the ability of these subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

Tuya Inc. is a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our subsidiaries in mainland China and Hong Kong for our cash requirements, including for services of any debt we may incur. To the extent cash or assets in the business are in the PRC, including Hong Kong, or a PRC (including Hong Kong) entity, the funds or assets may not be available to fund operations or for other use outside of the PRC, including Hong Kong, due to interventions in or the impositions of restrictions and limitations on the availability of Tuya Inc., its subsidiaries or the VIE by the PRC government to transfer cash or assets. There is no assurance that the PRC government will not intervene in or impose restrictions on the ability of Tuya Inc., its subsidiaries or the VIE to transfer cash or assets.

Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

To address the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange (“SAFE”) implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Further Promoting the Reform of Foreign Exchange Management and Improving the Verification of Authenticity and Compliance Review (the “SAFE Circular 3”) issued on January 18, 2017 provides that the banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principal of genuine transaction. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law (the “EIT Law”) and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax residents. Pursuant to the tax agreement between Mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise (i) directly holds at least 25% of the PRC enterprise, (ii) is a tax resident in Hong Kong and (iii) could be recognized as a beneficial owner of the dividend from a PRC tax perspective. Under administrative guidance, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, our Hong Kong subsidiary may be able to benefit from the 5% withholding tax rate for the dividends it receives from our PRC subsidiaries, if it satisfies the conditions prescribed under the State Administration of Taxation on the Issues Concerning the Application of the Dividend Clauses of Tax Agreements and other relevant tax rules and regulations. However, if the relevant tax authorities consider the transactions or arrangements we have to be for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding tax rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application, which will then be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. However, such internal control procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or the VIE. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

If the preferential tax treatments and government subsidies granted by the PRC government become unavailable, our results of operations and financial condition may be adversely affected.

Our PRC subsidiaries are subject to the PRC corporate income tax at a standard rate of 25% on their taxable income, while in 2020, 2021 and 2022, preferential tax treatment was available to Tuya Information, one of our PRC subsidiaries. Tuya Information renewed its “High-tech Enterprise” certificate in 2021, which allows it to apply an income tax rate of 15% for the three years ended December 31, 2022, 2023 and 2024. We cannot assure you that the PRC policies on preferential tax treatments will not change or that the current preferential tax treatments we enjoy or will be entitled to enjoy will not be canceled. Moreover, we cannot assure you that our PRC subsidiaries will be able to renew the same preferential tax treatments upon expiration. If any such change, cancellation or discontinuation of preferential tax treatment occurs, the relevant PRC subsidiaries will be subject to the PRC enterprise income tax (the “EIT”) at a rate of 25% on taxable income. As a result, the increase in our tax charge could materially and adversely affect our results of operations.

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

Tuya Inc. is an offshore holding company and we conduct our operations in China through our PRC subsidiaries and the VIE. We may make loans to our PRC subsidiaries and the VIE, subject to the approval from government authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiaries in China.

Any loans to our PRC subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. In addition, a foreign-invested enterprise shall use its capital pursuant to the principle of authenticity and for self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign Invested Enterprises (the “SAFE Circular 19”), effective in June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (the “SAFE Circular 16”), effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand business in China.

On October 23, 2019, SAFE issued the Notice by the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment (the “SAFE Circular 28”), which took effect on the same day. SAFE Circular 28, subject to certain conditions, allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China. As of the date of this annual report, the interpretation and implementation of SAFE Circular 28 in practice are still subject to substantial uncertainties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or the VIE or future capital contributions by us to our PRC subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or the VIE when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our future offshore securities offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenue in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements it may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and the VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs and Class A ordinary shares.

The filing, approval or other administration requirements of the CSRC, the CAC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities offerings.

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle (the “SPV”) that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore SPVs.

While the application of the M&A Rules remains unclear, we believe, based on the advice of Jia Yuan Law Offices, our PRC legal counsel, that the CSRC approval mentioned above is not required in our context because (i) our wholly foreign-owned PRC subsidiary was not established through mergers or acquisitions of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are the beneficial owners of our company; and (ii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules. However, there can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel. Furthermore, the PRC government authorities may strengthen oversight over offerings that are conducted overseas and/or foreign investment in overseas-listed China-based issuers like us. Such actions taken by the PRC government authorities may intervene our operations, and are beyond our control. For instance, on July 6, 2021, the relevant PRC governments promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities (the “Opinions”), which among others provide that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, there remain uncertainties regarding the interpretation and implementation of the Opinions. There is no assurance that any new rules or regulations promulgated in the future will impose additional requirements on us.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and relevant supporting guidelines, collectively, the New Overseas Listing Rules, setting out new filing procedures for China-based companies seeking direct or indirect listings and offerings in overseas markets, which came into force on March 31, 2023. The New Overseas Listing Rules are applicable to PRC domestic companies that seek to offer and list securities in overseas markets, either through direct or indirect means. If an issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer shall be deemed as an indirect overseas offering subject to the filing procedures set forth under the New Overseas Listing Rules: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year are derived from PRC domestic companies; and (ii) the issuer’s business activities are substantially conducted in mainland China, or its principal place(s) of business are located in mainland China, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in mainland China. Pursuant to the New Overseas Listing Rules, an issuer listed in an overseas market that contemplates any follow-on offering in the same overseas market where it has previously offered and listed securities should, through its major operating entity incorporated in the PRC, file the required materials with the CSRC within three business days after the completion of such follow-on offering. Furthermore, according to the New Overseas Listing Rules, after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report to the CSRC within three business days after the occurrence and public disclosure of certain material events, including (i) a change of control, (ii) investigations of or sanctions imposed on the issuer by overseas securities regulatory agencies or other relevant competent authorities, (iii) changes of listing status or transfers of the listing segment, (iv) a voluntary or mandatory delisting and (v) a material change in its main business operation, as a result of which that issuer is no longer subject to the filing requirements under the New Overseas Listing Rules. The New Overseas Listing Rules provide that in the event of any breach, including any failure to fulfill the filing procedure, or any offering and listing of securities in an overseas market in violation of the measures, the CSRC will order such domestic company to rectify, issue warnings to such domestic company, and impose a fine between RMB1 million and RMB10 million. Fines and warnings will be imposed on persons-in-charge and other persons who are directly liable. In addition, fines will also be imposed on controlling shareholders and actual controllers of the domestic company who initiate or cause the aforesaid non-compliance activities. As these measures and rules are relatively new, it remains uncertain as to their implementation. We may not be able to obtain approval or complete the required filing for any future offshore securities offering, and it is uncertain how long it will take us to obtain such approval or complete such filing, or if we can obtain any waiver of aforesaid requirements if and when procedures are established to obtain such waiver. Any failure to obtain or delay in obtaining such approval or completing such filing for any future offshore securities offering, or a rescission of any such approval obtained by us, could subject us to sanctions by the CSRC, the CAC or other PRC regulatory agencies for failure to seek approval or other governmental authorization or complete the necessary filing for any future offshore securities offering. In any such event, these regulatory authorities may also impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from any future offshore securities offering into the PRC or take other actions that could adversely affect our business, operating results and financial condition, as well as our ability to complete any future offshore securities offering. The CSRC, the CAC or any other PRC government authorities may also take actions requiring us, or making it advisable for us, to halt any future offshore securities offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect the trading price of our ADSs and Class A ordinary shares.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that MOFCOM be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have an impact on national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the PRC Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 and was amended in 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the relevant anti-monopoly authority before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the competent government authority, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations, and we cannot assure you that we are able to make adequate contribution for each employee in a timely and appropriate manner at all time. If we fail to make adequate employee benefit payments, we may be subject to fines, late fees and legal sanctions, and our business, financial condition and results of operations may be adversely affected.

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

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles (the “SAFE Circular No. 37”) to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles (the “SAFE Circular 75”), which ceased to be effective upon the promulgation of SAFE Circular No. 37. SAFE Circular No. 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular No. 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

SAFE Circular No. 37 requires registration with, and approval from, Chinese government authorities in connection with direct or indirect control of an offshore entity by PRC residents. The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore SPVs, by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment (the “SAFE Circular 13”), which became effective on June 1, 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular No. 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

These regulations described above may have a significant impact on our present and future structuring and investment. We intend to structure and execute our future offshore acquisitions in a manner consistent with these regulations and any other relevant legislation. However, because it is presently uncertain how these SAFE regulations and any future legislation concerning offshore or cross-border transactions will be interpreted and implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, we cannot provide any assurances that we will be able to comply with, qualify under or obtain any approvals required by the regulations or other legislation. Furthermore, we cannot assure you that any PRC shareholders of our company or any PRC company into which we invest will be able to comply with those requirements. Any failure or inability by such individuals or entities to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. In addition, SAFE Circular 37 stipulates that PRC residents who participate in a share incentive plan of an overseas non-publicly listed special purpose company may register with SAFE or its local branches before they obtain the incentive shares or exercise the share options. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been or will be granted incentive shares or options are or will be subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and there may be additional restrictions on their ability to exercise their share options or remit proceeds gained from sale of their shares into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the EIT Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at a rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation (the “SAT”) issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as People’s Republic of China Tax Resident Enterprises on the Basis of De Facto Management Bodies (the “SAT Circular 82”), which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises.

According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company or any of our offshore subsidiaries is a PRC resident enterprise for enterprise income tax purposes, our company or the relevant offshore subsidiaries will be subject to PRC enterprise income tax on its worldwide income at a rate of 25%. Furthermore, if we are treated as a PRC tax resident enterprise, we will be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs and Class A ordinary shares. In addition, non-resident enterprise shareholders (including holders of our ADSs and Class A ordinary shares) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of the ADSs/Class A ordinary shares, if such gain is treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the holders of our ADSs and Class A ordinary shares) and any gain realized on the transfer of the ADSs and/or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether our non-PRC shareholders would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ADSs or Class A ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC resident companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (the “SAT Bulletin 7”), which came into effect on the same day, but will also apply to cases where their PRC tax treatments are not yet concluded. The SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, the SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. The SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (the “SAT Bulletin 37”), which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets in China indirectly by disposing of the equity interests of an overseas holding company, or an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity whose equity is transferred, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is a transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under the SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company that do not qualify for the public securities market safe harbor by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with the SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. In the past, the PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. If any of the information offered on our platform were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

Trading in our securities will be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities.

Our independent registered public accounting firm that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely, without the approval of the Chinese authorities. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside China that are subject to the PCAOB inspections. As a result, investors were deprived of the benefits of such PCAOB inspections.

In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCAA, in December 2020. Trading in our securities on U.S. markets, including the NYSE, will be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm, for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file this annual report.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis in regard to its ability to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities.

If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year. If the PCAOB determines in the future that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm, for two consecutive years, trading in our securities on U.S. markets will be prohibited. This will substantially impair your ability to sell or purchase the ADSs when you wish to do so. Furthermore, such trading prohibition will significantly affect our ability to raise capital on terms acceptable to us, or at all, which will have a material adverse impact on our business, financial condition and prospects.

Risks Related to Our ADSs and Class A Ordinary Shares

The price and trading volume of our ADSs and Class A ordinary shares may be volatile, which could lead to substantial losses to investors.

The trading price of the ADSs has been volatile since the ADSs started to trade on the NYSE on March 18, 2021. The trading price of the ADSs could continue to fluctuate widely due to factors beyond our control. The trading price of our Class A ordinary shares, likewise, can be volatile for similar or different reasons. In particular, the business and performance and the market price of the shares of other companies engaging in similar business to ours or those with operations located mainly in China that have listed their securities in the United States or Hong Kong may affect the price and trading volume of our ADSs and Class A ordinary shares. In addition to market and industry factors, the price and trading volume of our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings or cash flow;
●	fluctuations in operating metrics;
●	announcements of new investments, acquisitions, strategic partnerships, capital raisings or capital commitments or joint ventures by us or our competitors;
●	announcements of new solutions and services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental negative publicity about us, our competitors or our industry;
●	announcements of new regulations, rules or policies relevant to our business;
●	additions or departures of key personnel;
●	allegations of a lack of effective internal control over financial reporting, inadequate corporate governance policies or fraud, among other things, involving China-based issuers;
●	our major shareholders’ business performance and reputation;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	regulatory developments affecting us or our industry;
●	political or trade tensions between the United States and China;
●	potential litigation or regulatory investigations;
●	fluctuations of exchange rates among Renminbi, the U.S. dollar and the Hong Kong dollar; and
●	sales or perceived potential sales of additional ADSs or Class A ordinary shares.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs or Class A ordinary shares will trade. Furthermore, the stock exchanges on which our ADSs and Class A ordinary shares are traded in general experience price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs or Class A ordinary shares.

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

Our company is controlled through weighted voting rights. Each Class A ordinary share carries only one tenth (1/10) of the voting rights of each Class B ordinary share under our current memorandum and articles of association (except as required by applicable law, rules and regulations and in relation to certain reserved matters). As of April 9, 2023, there were 575,793,393 issued and outstanding ordinary shares, consisting of 505,393,393 Class A ordinary shares (including 5,433,895 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our 2015 Plan and 15,587,561 Class A ordinary shares represented by ADSs that have been repurchased by us from the open market) and 70,400,000 Class B ordinary shares. Mr. Xueji Wang and Mr. Liaohan Chen beneficially owned 72,000,000 Class A ordinary shares and 70,400,000 Class B ordinary shares, representing approximately 65.3% of the voting rights in our company with respect to shareholder resolutions relating to matters other than certain reserved matters, on the basis that Class A ordinary shares entitle shareholders to one vote per share and Class B ordinary shares entitle shareholders to 10 votes per share. As a result, Mr. Wang and Mr. Chen have significant influence over management and affairs of our company and over all matters requiring shareholder approval, including the election of directors (excluding the appointment, election or removal of any independent non-executive director) and significant corporate transactions, such as a mergers, consolidations, liquidations and the sale of all or substantially all of our assets, and other significant corporate actions. In addition, the issuance of the Class A ordinary shares, including future stock-based acquisition transactions and employee equity incentive programs, could prolong the duration of the ownership of Mr. Wang and Mr. Chen of our voting power and their ability to determine the outcome of most matters submitted to a vote of our shareholders. This concentrated control limits or severely restricts our shareholders’ ability to influence corporate matters, and therefore we may take actions that our shareholders do not view as beneficial. As a result, the market price of our ADSs or Class A ordinary shares could be adversely affected. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial, and may also discourage, delay, or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs or Class A ordinary shares.

Holders of the ADSs may not have the same voting rights as the holders of our Class A ordinary shares and may not be able to exercise their right to direct how our Class A ordinary shares represented by the ADSs are voted.

Holders of the ADSs do not have the same rights as our registered shareholders. Holders of the ADSs will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings and will only be able to exercise the voting rights that are carried by the underlying Class A ordinary shares represented by the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, holders of the ADSs may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask holders of the ADSs for their instructions, then upon receipt of voting instructions from holders of the ADSs, the depositary will try, as far as practicable, to vote the underlying Class A ordinary shares represented by the ADSs in accordance with the instructions. If we do not instruct the depositary to ask holders of the ADSs for their instructions, the depositary may still vote in accordance with instructions given, but it is not required to do so. Holders of the ADSs will not be able to directly exercise their right to vote with respect to the Class A ordinary shares represented by the ADSs unless holders of the ADSs withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under the Articles, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven business days.

When a general meeting is convened, holders of the ADSs may not receive sufficient advance notice of the meeting to surrender their ADSs for the purpose of withdrawal of our Class A ordinary shares represented by such ADSs and become the registered holder of such shares to allow them to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under the Articles, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent holders of the ADSs from surrendering ADSs for the purpose of withdrawing our Class A ordinary shares represented by such ADSs and becoming the registered holder of such shares prior to the record date, so that they would not be able to attend the general meeting or to vote directly. If we ask for instructions, the depositary will notify holders of the ADSs of the upcoming vote and will arrange to deliver our voting materials to them. We have agreed to give the depositary at least 40 days’ prior notice of shareholder meetings. Nevertheless, there is no guarantee that holders of the ADSs will receive the voting materials in time to ensure that holders of the ADSs can instruct the depositary to vote the Class A ordinary shares represented by their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out voting instructions from holders of the ADSs. This means that holders of the ADSs may not be able to exercise their right to direct how our Class A ordinary shares represented by their ADSs are voted and they may have no legal remedy if our Class A ordinary shares represented by their ADSs are not voted as they have requested.

Our dual-class voting structure may render our securities ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our ADSs or Class A ordinary shares.

We cannot predict whether our dual-class share structure with different voting rights will result in a lower or more volatile market price of our ADSs or Class A ordinary shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class voting structure may prevent the inclusion of our securities in such indices, which could adversely affect the trading price and liquidity of our securities. In addition, several shareholder advisory firms have announced their opposition to the use of the multiple class structure and our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of our ADSs and Class A ordinary shares could be adversely affected.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our securities, the market price and trading volume for our ADSs and Class A ordinary shares could decline.

The trading market for our ADSs and Class A ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or Class A ordinary shares, or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs and Class A ordinary shares to decline.

Substantial future sales or perceived sales of our ADSs or Class A ordinary shares could materially and adversely affect their market price.

Sales of our ADSs and Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our securities to decline. Shares held by our existing shareholders may be available for sale subject to the volume and other restrictions as applicable provided in Rules 144 and 701 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and the applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs or Class A ordinary shares.

We have granted equity-based awards to certain management, employees and non-employees. In addition, we adopted a share incentive plan in 2015 (the “2015 Plan”), under which we may have the discretion to grant a range of equity-based awards to eligible participants. We intend to register all ordinary shares that we have issued or that we may issue in connection with any employee share-based awards. Once we register these ordinary shares, ADSs representing them can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the applicable lock-up agreements. If ADSs representing a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of the ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plan would dilute the percentage ownership held by investors who purchase the ADSs.

Techniques employed by short sellers may drive down the market price of our ADSs or Class A ordinary shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers hope to profit from a decline in the price of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as short sellers expect to pay less in that purchase than they received in the sale. As it is in the short sellers’ interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the public companies that have substantially all of their operations in China. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or enforcement actions by the SEC or other U.S. authorities.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in our ADSs or Class A ordinary shares could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our ADSs or Class A ordinary shares for a return on your investment.

We do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs or Class A ordinary shares as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions (if any) received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs or Class A ordinary shares will likely depend entirely upon any future price appreciation of such securities. There is no guarantee that our ADSs or Class A ordinary shares will appreciate in value or even maintain the price at which you purchased them. You may not realize a return on your investment in our ADSs or Class A ordinary shares and you may even lose your entire investment.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the Articles, the Companies Act of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in the United States or Hong Kong. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Moreover, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Articles, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. To the extent permissible under the Articles and that shall be in compliance with applicable stock exchange rules, our directors have discretion under our Articles to determine the closure of the register of members. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. In the absence of a mutual and practical cooperation mechanism, there has not been efficient regulatory cooperation between the local authorities in China and the securities regulatory authorities in the United States to implement cross-border supervision and administration so far.

Furthermore, according to Article 177 of the PRC Securities Law (the “Article 177”), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, holders of the ADSs waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

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

Our Articles give us power to take certain actions that could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Subject to the Articles, compliance with the Hong Kong Listing Rules (and only to such extent permitted thereby), the Codes on Takeovers and Mergers and any applicable rules and regulations of authorities of places where the securities of our company are listed, and on the conditions that (i) no new class of shares with voting rights superior to those of Class A ordinary shares will be created and (ii) any variation in the relative rights as between the different classes will not result in creating a new class of shares with voting rights superior to those of Class A ordinary shares, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our Company or make removal of management more difficult. If our Board decides to issue preferred shares, the price of our ADSs or Class A ordinary shares may fall and the voting and other rights of the holders of our ADSs or Class A ordinary shares may be materially and adversely affected. However, our exercise of any such power that may limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions under the Articles is subject to our overriding obligations to comply with all applicable Hong Kong laws and regulations, the Hong Kong Listing Rules, and the Codes on Takeovers and Mergers and Share Buy-backs.

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

We will incur increased costs as a public company, particularly after we cease to qualify as an “emerging growth company” as such term is defined under the JOBS Act of the United States.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a public company, we have increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we have incurred, and will continue to incur, additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

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

As a Cayman Islands exempted company listed on the NYSE, we are subject to corporate governance listing standards of the NYSE. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

We have followed Cayman Islands corporate governance practices in lieu of certain corporate governance requirements of the NYSE that listed companies must have (i) a nominating / corporate governance committee composed entirely of independent directors; and (ii) a compensation committee composed entirely of independent directors. As we have chosen, and may from time to time choose, to follow home country practice, our shareholders may be afforded less protection than they otherwise would enjoy under NYSE corporate governance listing standards applicable to U.S. domestic issuers.

We were likely a passive foreign investment company (a “PFIC”) for 2022 and there is a significant risk that we will be a PFIC for 2023 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences.

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

We hold a substantial amount of cash and financial investments, and while that continues to be the case our PFIC status for any taxable year may depend on the average value of our goodwill. We have not obtained any valuation of our goodwill or other assets. However, the value of our goodwill for any taxable year may be determined, in large part, by reference to our average market capitalization, which has declined substantially since our initial public offering. If the value of our goodwill for 2022 is determined by reference to our average market capitalization for 2022, then we were likely a PFIC for our 2022 taxable year. In light of our declining market capitalization, there is a significant risk that we will also be a PFIC for 2023, and possibly future taxable years, if the value of our assets were to be determined by reference to our market capitalization. Moreover, it is not entirely clear how the contractual arrangements between us and the VIE will be treated for purposes of the PFIC rules, and we may be a PFIC for any taxable year if the VIE is not treated as owned by us for these purposes. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. For these reasons, we cannot express an expectation as to our PFIC status for 2023 or any future taxable year. U.S. holders of our ADSs or Class A ordinary shares should consult their tax advisers regarding our PFIC status for 2022 and any other taxable year.

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

Your investment in our ADSs or Class A ordinary shares may be impacted if we are encouraged to issue CDRs in the future.

PRC government authorities have issued new rules that allow PRC technology companies listed outside China to list on the mainland stock market through the creation of Chinese Depositary Receipts (“CDRs”). However, as the CDR mechanism is newly established, there are substantial uncertainties in the interpretation and implementation of these rules. We might consider and be encouraged by the evolving PRC governmental policies to issue CDRs and allow investors to trade our CDRs on PRC stock exchanges in the future. However, there are uncertainties as to whether a pursuit of CDRs in China would bring positive or negative impact on your investment in our ADSs or Class A ordinary shares.

ITEM 4.INFORMATION ON THE COMPANY

4.A.History and Development of the Company

We commenced our operations in June 2014 through Hangzhou Tuya Technology Co., Ltd., or Hangzhou Tuya Technology.

In August 2014, Tuya, Inc., our current ultimate holding company, was incorporated under the laws of the Cayman Islands.

In September 2014, Tuya (HK) Limited, currently a wholly owned subsidiary of Tuya Inc., was incorporated under the laws of Hong Kong.

In December 2014, Hangzhou Tuya Information Technology Co., Ltd. (formerly known as Hangzhou Aixiangji Technology Co., Ltd.) (“Tuya Information”) was incorporated in the PRC. Tuya Information is currently a wholly owned subsidiary of Tuya (HK) Limited.

In June 2018, we effected a 10-for-1 share subdivision, following which each of our issued and unissued ordinary shares and preferred shares was subdivided into 10 ordinary shares and preferred shares, respectively.

In March 2021, our ADSs commenced trading on the NYSE under the symbol “TUYA.” We raised, from our initial public offering and from the underwriters’ exercise of option to purchase additional ADSs, approximately US$904.7 million in net proceeds after deducting underwriting commissions and the offering expenses paid by us.

On July 5, 2022, Hong Kong time, our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2391.” We raised from our global offering in connection with the listing in Hong Kong approximately HK$70.0 million in net proceeds after deducting underwriting commissions, fees and the offering expenses.

4.B.Business Overview

OVERVIEW

We have pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including Platform-as-a-Service (“PaaS”) and Software-as-a-Service. Through our IoT cloud development platform, we deliver a variety of offerings. Our IoT PaaS offering enables businesses, including original equipment manufacturer (“OEM”) and brands, and developers to develop, launch, manage and monetize software-enabled smart devices and services. Our Industry SaaS offering enables businesses to deploy, connect, and manage large numbers and different types of smart devices. We also offer businesses, developers and end users a diverse range of cloud-based value-added services to improve their ability to develop and manage IoT experiences. Through our IoT cloud development platform, we have enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Our platform benefits from network effects driven by our ecosystem of developers, businesses, partners and end users. End users of smart devices demand a single interface to interact with various types of devices from different brands—an experience similar to using different apps on one smartphone. Our platform provides an open architecture to connect any device from any brand, while enabling users to manage all devices across brands through a single portal. As a result, we believe that as our platform continues to grow, more brands and OEMs want to join our platform to integrate their devices onto the single user interface through which devices from other brands are connected. These self-reinforcing network effects further increase our brand awareness and generate word-of-mouth referrals, helping us build an extensive, vibrant and increasingly interconnected IoT ecosystem.

Our offerings enable customers across a broad range of industry verticals, such as smart home, smart business, healthcare, education, agriculture, outdoors and sport, and entertainment. We have cultivated a large and diversified customer base, primarily including brands, OEMs, industry operators and system integrators. Starting from the end of 2021, we have been strategically optimizing our customer base to focus more on key account enterprises. In 2022, we served approximately 7,600 customers and our IoT platform empowered approximately 3,900 brands to develop their smart devices, including leading brands and enterprises such as Calex, Philips, Schneider Electric, Danfoss, Sharp, Telkom Indonesia and Honeywell. Our IoT PaaS currently enables businesses and developers across over 200 countries and regions globally to develop smart devices in approximately 2,700 categories.

We are the largest IoT PaaS provider in the global market of IoT PaaS in terms of the volume of smart devices powered in 2021, according to CIC. According to the same source, we ranked the first with a market share in the global market of IoT PaaS for smart home and smart business in terms of revenue in 2021. We have established a large and active community of approximately 708,000 registered IoT device and software developers as of December 31, 2022.

We were able to scale our business rapidly during 2019 to 2021 by leveraging our strong software and robust platform-based delivery capabilities. Our revenues were US$105.8 million, US$179.9 million and US$302.1 million, respectively, in 2019, 2020 and 2021, representing an average CAGR growth of approximately 69%. However, we experienced a decrease in our revenue in 2022, primarily due to the persistent supply-demand mismatch in the global consumer electronics sector which is, in turn, due to a combination of multiple factors, including rising shipping costs, supply chain disruptions, rising global inflation and foreign exchange rate fluctuation, among others. Despite these challenges, we have made significant improvements in management and operational efficiency, as evidenced by our reduced net losses. Our net loss in 2022 was US$146.2 million, a decrease of 16.7% from US$175.4 million in 2021, and our non-GAAP adjusted loss in 2022 was US$77.2 million, a decrease of 29.4% from US$109.3 million in 2021. For further information on non-GAAP financial measures we use in evaluating our operating results and for financial and operational decision-making purposes, see “—Item 5. Operating and Financial Review and Prospects—Non-GAAP Measures.”

Challenges in the IoT Era

By transforming the way people interact with the physical world, IoT is also changing how brands and OEMs develop products. With favorable technology drivers, consumers are increasingly demanding a software-like experience—in addition to the traditional physical interfaces—when interacting with devices. As a result, brands and OEMs are seeking to build software capabilities in order to offer IoT-enabled smart devices.

However, for brands and OEMs, building software capabilities from scratch is both costly and time-consuming, causing many of their IoT ventures to be unsuccessful. While very few leading brands have built their own IoT solutions, these solutions often are only limited to their own products, or products of their selected business partners, and the vast majority of brands and OEMs globally simply do not have the capital and technology expertise necessary to develop and deploy software across millions of devices, according to CIC. Brands, OEMs and developers face a number of challenges in delivering software-enabled IoT offerings, such as (i) lack of development talent and capabilities, (ii) high cost and complexity to develop platforms, tools and applications, (iii) long development cycles, (iv) lack of standardized, easy-to-use software infrastructure and tools for developers and (v) inconsistent user experience caused by the fragmented market due to the variety of IoT device categories and products across the brands and regions. According to a recent comprehensive analysis of the data from Euromonitor, CIC, BCG and other well-known research institutions, the current average penetration rate of IoT-enabled devices is at a relative low level. These significant challenges can affect the end user experience, and create the need for a third-party IoT platform that takes care of the complexities of developing, launching, supporting and growing IoT software and unifying the IoT standards among fragmentation, so businesses and developers can leverage full-stack infrastructure and tools to develop devices and software applications with ease.

Tuya Solution—an IoT Cloud Development Platform

Tuya was founded to solve exactly these challenges. We offer what we call an “IoT cloud development platform”—a platform that is open to all types of brands, OEMs and developers from across the world where they can access a common infrastructure and all the ready-to-use software, development tools and services needed to develop and manage smart devices. According to CIC, we offered the world’s first IoT cloud development platform, giving us significant first-mover advantages in attracting and building long-term relationships with brands and OEMs globally.

Our IoT cloud development platform is one-stop and cloud-agnostic and allows our brands and OEMs to digitalize their businesses and transform the experience of their end users across a diverse range of use cases.

We use “IoT cloud development platform” as a collective term to refer to a combination of the various IoT capabilities, products and services that we offer to brands, OEMs, developers, partners and end users. As illustrated in the diagram below, our IoT cloud development platform encompasses the various IoT developer kits and cloud infrastructure capabilities and our products and services built upon such capabilities. Our “IoT cloud infrastructure capabilities” refer to various core capabilities offered by our critical technologies, i.e., Things Technology Platform (TTP), Application Enabling Platform (AEP) and Business Technology Platform (BTP). For more information, see “—Our Technologies.” Through our platform we have established an ecosystem of brands, OEMs, developers, partners and end users.

The foundation of our solution is Tuya IoT Cloud infrastructure, our unified underlying cloud infrastructure that provides a suite of infrastructure capabilities and developer kits.

Based upon our Tuya IoT cloud infrastructure capabilities, we offer the following major products and services:

●	IoT PaaS. IoT PaaS provides brands and OEMs with a common software infrastructure and ready-to-use software and development tools that they need to develop, manage and upgrade smart devices. IoT PaaS combines cloud-based connectivity and basic IoT services, edge capabilities, app development and device optimization solutions, which we believe are the most fundamental elements of enabling a product with IoT. Our platform allows customers to simultaneously work with multiple public cloud solutions, such as Amazon Web Services, Microsoft Azure and Tencent Cloud, as well as their private cloud infrastructures, with the flexibility to switch among them if needed. Our IoT PaaS transforms traditional products into IoT-enabled products with computing, storage and networking capabilities on the “edge,” laying the foundation for a low code or no code development environment. We also provide a suite of developer tools and cloud-based services for customers to personalize or develop IoT applications that connect to our IoT cloud development platform and manage their smart devices for a variety of use cases.
●	Industry SaaS. We offer Industry SaaS, vertical-focused software solutions for different industry verticals. Businesses, such as hotel operators or property managers, leverage our SaaS solutions to intelligently manage their operations based on connected smart devices, thereby creating more smart scenes, improving user experiences and operating efficiency and optimizing costs. Our SaaS offerings are fully integrated with our IoT cloud infrastructure, device management apps and user apps, for customers to use in a plug-and-play manner.

●	Cloud-based value-added services and others. We have started to roll out a variety of services both to business customers and directly to the end users of Tuya-powered smart devices. We offer AI-powered virtual assistants to business customers. We also offer a variety of cloud-based services directly to end users, including push messaging and content services.

OUR PRODUCTS AND SERVICES

We offer our products and services to all key IoT stakeholders. We set out to offer IoT PaaS to customers developing smart devices, including brands and their contracted OEMs. Over time, we have extended our offerings to those who use smart devices. We offer Industry SaaS to businesses in selected verticals and a growing suite of cloud-based value-added services to end users.

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

●	Cloud-based connectivity and basic IoT services. Our IoT cloud development platform assigns a unique virtual ID to each device powered by Tuya and pairs it with a “digital twin.” A digital twin enables real-time, closed-loop interactions between the cloud and the physical smart device throughout its life cycle. As the status of the device changes, the digital twin synchronizes with it and “closes the loop” by interacting with the device to enable different functions and use cases.

Digital twin and the cloud-based connectivity it enables offer many features hard to imagine in the pre-IoT era, such as using a smartphone to control multiple devices remotely and predicting failure based on patterns learned from vast amounts of IoT data. It also brings convenience and safety to end users. For example, when smoke is detected while nobody is at home, it automatically turns off the gas and sends alerts. End users also benefit from basic IoT services such as automatic device scene switches based on real-time weather data obtained by the cloud through the internet. Digital twin also makes troubleshooting easier and less costly by providing developers with a virtual test environment to troubleshoot problems without making any changes to the physical device.

Our IoT PaaS offers developers, many of whom work for brands and OEMs, a portal through which they can access a variety of software and development tools, as illustrated in the screenshots below.

●	IoT edge capabilities. To become “smart,” a device must have key capabilities such as connectivity, storage and data processing, which we call “edge” capabilities, embedded in modules installed on the device. Our IoT PaaS offers a library of edge capabilities for customers to choose from, as well as visualized, simple tools and dashboards for them to quickly find what they need. Our IoT PaaS currently supports all mainstream wireless technologies, including Wi-Fi, Bluetooth, ZigBee and other IoT edge capabilities.

The below screenshot illustrates the interface through which developers can leverage IoT PaaS to embed edge capabilities.

The edge capabilities we offer are all pre-coded and ready-to-use, giving customers shorter time-to-market than writing the codes from scratch.

●	App development. An easy-to-use app is key to a superior IoT experience. We offer “white label” apps with minimal modification required to give customers the shortest time-to-market. This “one-app-for-all” approach enables end users to manage multiple devices, even those from different brands and categories, using one app only. Our customers may choose to engage us to design tailor-made apps or, in many more cases, customize the apps themselves or through third-party developers with development tools that we offer.

The below screenshot showcases our “one-app-for-all” approach that enables end users to manage various functions and different categories of devices using a single app, as well as our “Smart Scene” functions, which allow users to configure and manage present scenes and recommend smart scenes according to connected devices and user behaviors.

●	Device optimization solutions. Even equipped with the edge capabilities, sometimes a device may not function well if the hardware is incompatible with the software. We bridge this gap for customers by helping them optimize the design, manufacturing and configuration of Tuya-powered devices to ensure that the hardware and software integrate to deliver the desired use cases and functionality. We also provide developers with a suite of analytics and debugging tools to help them independently identify root causes and troubleshoot problems.

Our IoT PaaS also includes the following ancillary cloud-based value-added services:

●	Tuya Mall. It refers to the services that we offer to customers to help them build their own online marketplace to sell and distribute smart devices.
●	AI-powered virtual assistants. We enable our customers to add voice control powered by Amazon’s Alexa, Google Assistant and Samsung SmartThings and other voice-based capabilities to their devices.
●	Others. In addition, we provide approximately dozens of ancillary value-added services, such as app function expansion service, device testing, “Work with Alexa” certification, “ZigBee Alliance” certification, and joint research and development of innovative IoT applications, among other things. We also enable our customers to process and leverage device-level and app-level information to generate business insights to help improve their businesses.

Our IoT PaaS offers a cloud-agnostic development environment, allowing customers to simultaneously work with multiple public or private cloud infrastructure, with the flexibility to switch among them if needed. This flexibility is valued by customers because it enables them to scale up their product portfolios as well as to cater to the broadest user bases across global markets, as different brands may have different preferences over cloud infrastructures, from commercial or compliance perspectives. According to CIC, we are the world’s first IoT cloud development platform at scale that is cloud-agnostic. The following flow chart illustrates how we connect and empower key stakeholders surrounding our IoT PaaS, i.e., brands (including retailers offering private-label smart devices) and their contracted OEMs, as well as end users. For more information about the value-added services we provide directly to end users, see “—For End Users Using Smart Devices.”

Smart Device Distribution

We believe that the efficient distribution of Tuya-powered smart devices to target audiences benefits our long-term competitive edge and sustainability. To this end, we strategically offer some of our customers, mainly brands and system integrators, who prefer not to deal with a multiple OEMs option to purchase directly from us finished smart devices deployed with IoT PaaS sourced from qualified OEMs. These customers typically place purchase orders directly with us by specifying the type of smart devices. We then source devices for these customers from qualified OEMs selected based on the type of products, hardware specifications and other metrics. We earn the difference between the prices at which the products are sourced and sold. Common types of smart devices that we distribute include centralized control panel, gateway, air purifier, floor sweeper, air fryer, gas detector, and door and window sensor.

We also provide customers with the access to Tuya Expo, a dedicated business-to-business (B2B) platform connecting brands globally with an extensive network of OEMs. Currently, only a de minimis portion of our revenue is derived from Tuya Expo.

On the other hand, we have selected smart devices that we think are best functionally compatible with various smart business scenes from our smart device ecosystem and combined them into a series of smart device catalogs to better match our Industry SaaS. We provide these smart device lists to our Industry SaaS customers, including system integrators, industry operators and service providers, to help them land their projects more quickly, easily and efficiently.

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

Set out below are a few examples of our Industry SaaS and the use cases they enable:

●	Smart commercial lighting SaaS solution is a cloud-based one-stop solution specifically designed for the commercial lighting use cases to deliver convenience, better experience and energy savings. It includes a set of functions ranging from device control to ergonomic lighting and green building management, as well as maintenance services and onsite troubleshooting.
o	Smart commercial lighting – gives property owners or managers total control of all their devices and all the data generated via an easy-to-use dashboard and data interface. Through a map of the lighting layout, property owners or managers can view and monitor all devices and maintenance needs through built-in reporting and analytics. This will, in turn, allow them to implement strategies to reduce energy and maintenance costs.
o	Human-centric lighting – brings the natural changes of light intensity and color temperature indoors by using artificial light to imitate natural light, which provides optimized work and living environments.
●	Smart hotel/apartment SaaS solution offers a management solution for hotels and resorts, designed to not only provide convenience for hotel guests, but also drive automation, efficiency and responsiveness for the hospitality industry. For apartments, we also offer a toolkit for landlords and rental apartment operators to connect smart door locks, sockets and other smart devices to increase the value of their properties and make them easier to manage. It is compatible with all mainstream property management systems (“PMS”), as well as customers’ own systems purpose-built for a wide range of use cases, including campuses, offices and other commercial facilities.
o	Our Smart Hotel/Apartment SaaS solution allows the management to monitor different aspects of hotel services, such as housekeeping, guest traffic control, property surveillance and maintenance, from a single control point.
o	The hotel experience – guests staying at a hotel utilizing our smart hotel app can personalize their surroundings without having to adjust every individual device. Hotels are also able to save on utilities bills by taking advantage of human activity detection-based lighting and air conditioning in public areas and guest rooms.
o	The resident experience – residents can monitor energy and utilities usage, create simple one-click actions to streamline routines or create access credentials for all guests. Apartment managers can monitor apartment maintenance more efficiently through our smart apartment software.

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

For End Users Using Smart Devices

Since inception, we have allowed end users to connect to our IoT cloud platform to access a variety of basic cloud-based services, such as receiving app updates, for free. We also give end users the option to pay a fee to access a curated suite of cloud-based value-added services:

●	Push messaging – sends users SMS text messages when a specific event (e.g., fire alarm going off) happens;

●	Content – a library of digital content that enhances users’ IoT experience, such as music, podcasts and even a bedtime story that users can ask their Tuya-powered virtual assistant to tell for their kids; and
●	Others – various other cloud-based value-added services, such as stream media.

As we gain more insights about customer demands through their feedback, we will continue to roll out additional value-added services for end users, aiming to provide an engaging and continuously improved customer experience.

Cube – The Smart Private Cloud Solution

We officially released Cube Smart Private Cloud (“Cube”) in early 2022, which complements our existing IoT PaaS product system and enables us to address the need for large-scale conglomerates, such as our Fortune 500 customers, for building their autonomous and controllable IoT platforms. Cube also allows customers to access the full range of capabilities of our IoT cloud development platform to build out their own IoT businesses faster with improved sustainability and value creation.

As one of our core long-term strategies, Cube underwent a series of product technology upgrades in 2022. For example, we completed the optimization of the NB-IoT protocol for Cube. The protocol will help us better serve our industry customers as it features lower power consumption and higher coverage. It has been widely used in over 10 industries, including public utilities, logistics, warehousing, properties and manufacturing. We also packaged the UI business into the SDK of the Cube App, which significantly accelerated customers’ new App development process. In 2022, we won a number of top clients from different regions and industries and completed two major Cube benchmark projects with Indonesia Telecom and China Gas Corporation. We will continue to use Cube to gain long-term collaboration opportunities with large key account global customers.

OUR TECHNOLOGIES

Our IoT platform and product offerings are supported by Tuya IoT Cloud infrastructure, our unified underlying infrastructure, as illustrated below.

Our IoT technologies consist mainly of a Things Technology Platform (“TTP”) and an Application Enabling Platform (“AEP”). TTP and AEP together serve as the bedrock of our IoT cloud development platform and product offerings. We also have Business Technology Platform (“BTP”), which is the competency center that provides the technology foundation to the upper layer of our Tuya IoT Cloud infrastructure. With these technologies, developers can develop, manage, and upgrade smart devices and customize IoT capabilities for their specific user cases. We believe that these technological features enable us to build a growing and dynamic network of developers and partners, and drive our long-term revenue growth.

●	Things Technology Platform (“TTP”) is the technology that enables real-time, closed-loop data exchanges between the cloud and the physical smart devices throughout their life cycle, thus improving the efficiency of IoT deployment. By integrating all types of data points and functions from hundreds of thousands of consumer smart devices, TTP generates a consistent and standardized “Things Model,” which allows developers to further customize it based on specific use cases. Our platform provides customers with a suite of solutions so they can have all the necessary features in their product development without switching to a different platform. Furthermore, TTP connects, authorizes, authenticates and manages IoT devices, enabling stable and precise connections and interactions across various devices with different functions, attributes, models and manufacturers.

Our TTP consists of the following components:

o	IoT Edge features edge computing capabilities that bring computation to the edge. IoT devices can spend less time communicating with the cloud, react more quickly to local changes and operate more securely and reliably;
o	IoT Core is the core ability to connect, authorize, authenticate and manage digital twins devices;
o	Things Model creates virtual representations of physical smart devices that enable analysis of data and monitoring of systems to prevent downtime, test new devices by using simulations and troubleshoot problems even before they occur;
o	Event Hubs provides a unified streaming platform with time retention buffer, decoupling event producers from event consumers;
o	Over-the-air Engine, or OTA Engine, provides unified OTA strategy and data analysis, predicts when devices need upgrades, reduces device OTA risks, and optimizes device usage activities; and
o	Virtualized Device Computing enhances a smart device’s hardware capabilities from the cloud platform by managing device access and scenes control through the edge of the network.
●	Application Enabling Platform (“AEP”) provides brands, OEMs and developers with a one-stop shop of IoT cloud capabilities that they can use to add, customize or integrate functionality in a development environment that is “low-code” or even “no-code,” meaning that those IoT cloud capabilities are ready-to-use by developers so that they do not have to write the codes from scratch. More specifically, AEP enables us to modularize the underlying functionalities and capabilities of its TTP, and visualize such functionalities and capabilities as icons and buttons on the development platform’s operating interface. This allows customers to easily understand, select, drag and drop the desired functionalities for their smart devices in the development process even with little or no programming expertise. Leveraging our AEP, customers may reduce the time for developing devices or functionalities from months to days. In addition, our AEP is also equipped with device testing tools for manufacturing purposes, allowing customers to shorten the production-to-delivery cycle and achieve mass production for the smart devices within weeks. Our AEP delivers significantly greater development efficiency than its major peers, according to CIC.

AEP includes Tuya Platform Applications and Developer Kits that allow us to deliver IoT PaaS, Industry SaaS and other value-added services.

o	Developer Kits allow developers to integrate tailored-made IoT capabilities through a variety of APIs, SDKs and low-code development accelerators that allow developers to add, customize, or integrate systems and functionality based on specific requirements and needs.

o	Tuya Platform Applications combine a no-code development platform, an IoT data analysis platform and an IoT industry solution studio to provide full platform-based business service capabilities.
●	Business Technology Platform (BTP) is the competency center that provides the technology foundation to the upper layer of our Tuya IoT Cloud infrastructure in the form of modular micro-services. It brings together a suite of service modules, such as big data computing, AI algorithm service and IoT device management, that work together to optimize customer experience.

We have deployed six data centers hosted worldwide, including in China, the United States, Europe and India.

RESEARCH & DEVELOPMENT

Our leadership is built by our teams who are passionate about IoT. As of December 31, 2022, we had 1,313 research and development employees, representing approximately 71.6% of total employees. Our research and development team primarily consists of technology and platform development engineers responsible for (i) developing and iterating proprietary IoT technologies (e.g., TTP and AEP) and implementing enhancements and upgrades to our IoT cloud development platform; (ii) developing and upgrading our products, including IoT PaaS, Cube and Industry SaaS software solutions; and (iii) optimizing our internal operational systems and technologies. Our research and development team members have on average 8.8 years of experience across a significant number of different subject areas such as IoT, industry design, cloud computing, AI and machine learning.

In 2022, we made significant strides in optimizing our research and development operations, particularly through the following two major initiatives aimed at enhancing the efficiency of our technology research and development efforts:

●	Project review committee – we established a research and development project review committee, responsible for conducting a comprehensive re-evaluation of each of our research and development projects. We developed an itemized evaluation system that focused on key areas such as improving efficiency of business platform and internal systems, building critical and core capabilities, and identifying technology development that leads to opportunities and revenue generation. Moving forward, projects require approvals from the committee led by our chief technology officer and the heads of our business units, and must adhere to their refined budget models.
●	Categorization of team resources – we categorized our research and development team resources into four distinct types, which enabled us to allocate resources more effectively to our research and development objectives and manage our operations more efficiently.

Our IoT cloud development platform and proprietary cutting-edge IoT technologies have been developed in-house. We have invested substantially in research and development and we expect to continue to devote significant resources to research and development activities and incur a substantial amount of research and development expenses to enhance our competitive edge. In 2020, 2021 and 2022, we incurred research and development expenses of US$77.4 million, US$174.3 million and US$144.9 million, representing 43.0%, 57.7% and 69.6% of our total revenue for the same years, respectively. These investments have continued to result in the launch of innovative products that have helped us attract new customers and sell more to our existing customers.

BRANDS WE SERVE

Our growth strategies are tailored around the brands we serve and their contracted OEMs. For leading brands and their OEMs in target categories and those with large demands in our products, we are focused on providing bespoke support and services by, for example, offering free trials of product enhancements and new features and functionality. In 2022, our IoT PaaS empowered a total of approximately 3,900 brands to develop smart devices.

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

CASE STUDIES

The following case studies illustrate how our customers and brands we serve use and benefit from our products and services. We believe that these case studies demonstrate the wide adoption of our products and services across geographies, verticals and customer sizes.

A leading global supermarket chain

Our customer is an international discount supermarket chain that operates over 11,000 stores across Europe and the United States. As the concept of smart living is being embraced by more and more retail chains, our customer wanted to develop its own collection of smart products.

After evaluating multiple other cloud platforms, our customer decided to partner with us in October 2019. Utilizing our brand-agnostic platform and easy-to-use developer toolkits, this customer quickly launched its own smart product line, which immediately turned out well with a large collection of more than 40 SKUs, such as LED lamps, motion sensors and home appliances. These products are compatible with multiple protocols such as ZigBee, Wi-Fi and Bluetooth. Since then, our customer leveraged Tuya’s technologies to expand its offerings to include more categories and use cases. These include, for example, cleaning appliances such as robotic cleaner and lawn mower; and power and energy products such as power tool accumulator & charger, wireless switches and thermostatic radiator valves.

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

Through Tuya’s IoT cloud development platform, MOMAX has successfully transformed itself into a smart home brand. It has recently launched some best-selling smart devices under the brand name “MOMAX SMART” across an array of categories, such as air purifiers, vacuum robots and LED desk lamps. By using Tuya’s technology, MOMAX has enabled its users to seamlessly connect smart devices across different categories. This has significantly differentiated MOMAX’s products from competing products and allowed MOMAX to attract more partners and sales channels and achieve significant revenue growth.

By leveraging Tuya’s IoT platform, MOMAX has also launched a smart home brand, “Smart D,” which offers smart devices featuring popular Disney, Pixar and Marvel characters. “Smart D” products are currently available across various well-known online and offline retailers in Hong Kong. MOMAX also leveraged Tuya’s technology and supply chain capabilities to develop smart air purifiers with a program, which deployed across multiple industries successfully, including renowned restaurants and hotels in Hong Kong, to combat the COVID-19 pandemic.

MOMAX is innovative about the potential of the smart home industry. Going forward, MOMAX is looking to expand its collaboration with Tuya to develop a wider range of smart devices, enhance partnerships with sales channels and deliver a better IoT experience across smart home, smart mobility and smart environment for end users in Hong Kong.

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

OUR CUSTOMERS

We define our customers as entities from whom we generate revenues for the products and services we provide. We had approximately 7,600 customers in 2022, primarily including brands, OEMs, industry operators and system integrators. Starting from the end of 2021, we have been strategically optimizing our customer base, to focus on key account enterprises. In 2022, our IoT PaaS empowered approximately 3,900 brands to develop their smart devices, including leading brands and enterprises such as Calex, Philips, Schneider Electric, Danfoss, Sharp, Telkom Indonesia and Honeywell, and had an increasing number of Industry SaaS customers. As we have cultivated a large and diversified customer base across different industry verticals, we believe that none of our customers is material to our total revenue. We provide online customer support services and tools for our customers to submit customer complaints and service requests anytime and anywhere.

We use the dollar-based net expansion rate for IoT PaaS as a useful indicator of our customers’ loyalty and tendency to expand their usage of our platform over time. For the trailing 12-month period ended December 31, 2020, March 31, 2021, June 30, 2021, September 30, 2021 and December 31, 2021, the dollar-based net expansion rates for IoT PaaS were 181%, 210%, 211%, 179% and 153%, respectively, demonstrating the strong value proposition provided to our customers and the thriving ecosystem with network effects of our powerful IoT development platform.

However, during the second half of 2021, several significant events occurred that had a negative impact on the subsequent global economy. Shipping disruptions caused delays in delivery of products, resulting in many products missing the peak holiday sales season. Inflation caused by factors such as pandemic subsidies has affected consumer sentiment, and has been ongoing for more than a year. The mismatch between supply and demand led to an excess of inventory, which further weakened the confidence of downstream enterprises. Therefore, many enterprises became very cautious about placing orders with their suppliers and made efforts in reducing inventory level throughout 2022, especially in the second half. As a result, our revenue declined in 2022, although we have maintained a very steady relationship with our core customers. The dollar-based net expansion rate for IoT PaaS declined from 122% as of March 31, 2022, to 84% as of June 30, 2022, then to 63% as of September 30, 2022, and further to 51% as of December 31, 2022. For more information about the mismatch between supply and demand in the global consumer electronics sector and the risks that it poses to us and our customers, see “Item 3. Key Information—3.D.Risk Factors—Risks Related to Our Business and Industry—We operate in an emerging and evolving market, which may develop differently from or more slowly than we expect. If our market does not grow as we expect, or if we cannot expand our products and services to meet the demands of this market, our revenue may decline, or fail to grow, and we may continue to incur operating losses.” For a detailed discussion of the dollar-based net expansion rate for IoT PaaS and certain other key operating metrics, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Key Operating Metrics.”

QUALITY CONTROL

We are committed to providing customers with our products and services of consistently high quality. We emphasize quality control in all aspects of our business, including, for example, design, research, production, sales and after-sales services. We strictly control the quality of our business and operations. In order to monitor the quality and ensure that our products and services meet all our internal benchmarks and specifications, we have implemented various quality-control checks into our business process. In addition, we provide after-sales services and support to our customers.

We have devoted significant resources to the quality control of our products and services. Our quality control is a cross-departmental responsibility shared by multiple teams across business functions, including supply chain management, quality assurance, safety and compliance, and after-sales and customer service. In particular, these teams are responsible for establishing quality control standards, procedures for inspection of our raw materials and products and review standards of our suppliers. They are also responsible for handling customer complaints and compliance with applicable laws and international and national standards.

SALES, MARKETING AND BRANDING

We generate sales primarily through our direct marketing efforts targeting brands and OEMs, with a focus on attracting new customers as well as expanding usage within our existing customer base. We also generate customer leads indirectly through offline retail channels and e-commerce platforms. We currently operate dedicated regional sales forces covering a number of our key overseas markets, such as the United States, Europe, India, Latin America and Asia Pacific. We also market our products and services through media, word of mouth, advertising and promotion to further enhance awareness of our brand as well as to increase our brand exposure across various customer bases.

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

We utilize a multitude of sales and marketing channels, including:

●	online marketing channels such as search engine optimization, private domain operations and the online developer platform on our website;
●	offline channels such as word-of-mouth referrals from brands owners, OEMs, retailers and other industry participants;
●	brand marketing through industry conferences and events, including Mobile World Congress, International Consumer Electronics Show and Hong Kong Electronics Fair, where we demonstrate how we empower developers to push the boundary of IoT; and
●	developer outreach via code sharing platforms and Q&A websites such as GitHub and Zhihu.

INTELLECTUAL PROPERTY

We rely on a combination of patent, copyright, trade secret and trademark laws as well as contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements. We also maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. As of April 9, 2023, we had registered 478 patents, 1,005 trademarks, 145 copyrights and 127 domain names in China and overseas. We have registered “Tuya” and “Powered by Tuya” as trademarks.

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

DATA SECURITY AND PRIVACY

When providing our products and services, we may have access to certain data of our customers and the end users, primarily certain machine-generated data produced by the smart devices powered by us. Such data consist primarily of the following types of device- and app-level information:

●	data collected when a user registers in the mobile app that connects and controls smart devices powered by Tuya, or the App, such as basic account information (e.g., email address used to create an account);
●	data collected through the App, such as App usage data and log information, mobile phone information (i.e., types and models of the mobile phones on which the App is installed), and feedback that users submit via the App; and
●	data collected from smart devices, such as basic device data (e.g., on or off status and color) and data reported by the devices (e.g., humidity).

Collection of such data is based on users’ proactive consent to the in-App privacy policy prior to their use of the App. Such data will be collected, based on the type of data, either by the user’s active submission or our automatic collection, both of which are accomplished through the execution of predefined program logics embedded in the code of the App or the device’s firmware. The data are then transmitted to our cloud platform from the App or the device for processing. The data collected will be stored on specific data services as part of our cloud platform. Based on the user’s request, our cloud platform, also through the execution of predefined codes, will process the data and send feedback back to the App or the device. The primary purpose of the processing of the data is to facilitate the provision of our products and services to the users so that the devices may function properly.

As described above, the collection, processing and storage of the data that we may have access to are predominantly accomplished through the execution of predefined codes at the App or device level or embedded in our cloud platform. While we have the right to access and process such data to the extent proactively consented to by our customers or users, we do not have control over such data, except in very limited circumstances where we are by contract explicitly authorized by the users to do so. In any event, it is the users who retain the ownership of the personal information contained in the data.

We have designed strict data protection policies to ensure that the collection, use, storage, transmission and dissemination of such data are in compliance with applicable laws and with prevalent industry practice. Specifically, our policies cover three main areas: data security, cloud service security and access control management.

●	Data Security Policies: we have published the Information Security Management Manual based on an industry-recognized information security management framework. Our Policy of Handling Individual Rights aims to address privacy-related requirements outlined by multiple data privacy laws and regulations about individual privacy requests, the internal process and responsible departments for responding to different types of data requests. Our Information Classification & Handling Policy has been developed to classify all information created, collected, processed and/or disseminated within the organization into different levels of sensitivity and criticality. Our Data Backup Policy requires mandatory electronic backup, so that data and application programs can be restored when an incident impacting the integrity of such data occurs. In addition, we have adopted the Tuya Incident and Data Breach Response Plan, which provides a well-defined, organized approach for handling any potential threat to servers and data, as well as taking appropriate action when the data breach concerns personal information.

●	Cloud Service Security Policies: we have published the Management Process of Access to Information Systems and Surveillance of Use with the goal of strengthening the surveillance and control of access to our cloud information systems and to manage the security monitoring and log reviews within the infrastructure. Our Change Management Security Policy sets forth necessary processes to internally review and approve of potential changes before execution. Our Data Retention Policy aims to provide clear understandings of our roles and responsibilities for data retention and processing, and to regulate such retention, use and deletion of data collected and processed by us.
●	Access Control Management Policies: we have designed Access Control Policies, which outline the categories of access to system platforms, application, machines and the alignment of personnel functionality accordingly, in an effort to achieve effective access control and to ensure information security integrity and confidentiality. We have also developed Management Process of Secure Areas to help us maintain the security of physical access to our facilities and offices by establishing effective perimeters and safeguard measures, which is an integral part of ensuring the integrity, security and confidentiality of data.

We have established an all-round information system in reference to data security requirements and best practices and intend to continually invest heavily in data security and privacy protection. Our information system applies multiple layers of safeguards, including internal and external firewalls, enterprise-standard web application firewalls, risk management platform, and runtime application self-protection, or RASP, a security technology that detects and blocks computer attacks using information from inside the running software. We encrypt data throughout its life cycle to safeguard privacy and enhance data security. We implement a robust internal authentication and authorization system to ensure confidential and important data can only be accessed through computers for authorized use and only authorized staff can access those computers. We have clear and strict authorization and authentication procedures and policies in place. Our employees only have access to data which is directly relevant and necessary for their responsibilities and for limited purposes and are required to verify authorization upon every access attempt. We have also implemented robust internal rules and procedures, including security assessment in the design and implementation of R&D projects and code auditing, to ensure that the designed security requirements are met in our R&D activities and code quality and security. Furthermore, we have established an incident response team that consists of a Chief Information Security Officer (CISO), a Data Protection Officer (DPO) and a Chief Privacy Officer (CPO) to provide a quick, effective and orderly response to servers and personal information related to potential or actual incidents such as virus infections, hacker attempts and break-ins, improper disclosure of confidential information, system service interruptions, breach of personal information, and other events with serious information security implications.

We have completed information security, privacy and compliance certifications/validations with the consultation of various global agencies, and now serve as a reliable IoT platform with comprehensive certificates. We have obtained the ISO 27001 Information Security Management System Certificate, ISO 27017 Certificate for Information Security of Cloud Services and ISO 27701 Certificate for Protection of Personally Identifiable Information and are fully committed to complying with the GDPR and CCPA. We have also worked with top privacy compliance and cybersecurity firms, such as TrustArc, ioXt Alliance and Rapid7, for privacy management and penetration testing.

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

Our board of directors has adopted a comprehensive policy on environmental, social and corporate governance responsibilities, or the ESG Policy, which sets forth our corporate social responsibility objectives and provides guidance on practicing corporate social responsibility in our daily operations. Under our ESG Policy, one of our main ESG objectives is to reduce any negative impacts on the environment through our commitment to energy savings and sustainable development. In addition, we endeavor to support and have a lasting positive impact on the local community through various initiatives, including corporate philanthropy, establishing community partnerships and mobilizing our employees to participate in volunteer work. Under our ESG Policy, we will also focus on embracing diversity within our organization and equal and respectful treatment of all of our employees in their hiring, training, wellness and professional and personal development.

Our board of directors has the collective and overall responsibility for establishing, adopting and reviewing the ESG vision, policy and target, and evaluating, determining and addressing our ESG-related risks. We have continued to improve the oversight by our board of directors of ESG matters through a series of measures, including taking into account ESG matters in board room discussions and strategic planning, conducting and regularly refreshing a materiality assessment to identify and assess all material ESG issues, developing and regularly reviewing ESG policies, and regularly monitoring ESG performance against our goals.

Commitment to Sustainable Development through Products and Services

As a global company deeply committed to environment and social responsibility, we always strive to make society a better place with our IoT technologies and products. We target to achieve sustainability which constitutes a fundamental strategy for us as we expand and diversify our offerings. In particular, we endeavor to incorporate environmental and ESG-related considerations into our product development process and have been actively exploring ways to achieve environmental protection and realize carbon neutrality. Many of our offerings of key products and services, such as our energy-efficient algorithms that aim to decrease energy usage of smart devices as much as possible, help customers optimize their business processes, reduce costs and improve operational efficiency. In the agricultural setting, our smart plant lighting solution, compared with traditional planting solutions, allows software developers to build their own dynamic spectrum algorithms to shorten the growth cycle of different plants, substantially reducing energy and resources consumption while maximizing plant growth efficiency.

In the mid-term, we will continue to monitor our carbon emissions, which we expect to mainly come from office premises, and continue to implement sustainable and environmentally friendly practices to reduce our carbon emissions. We also intend to leverage our IoT technologies and products to help customers further achieve energy savings while optimizing device functionalities, and explore new, innovative designs for smart device energy storage and usage. In the long term, we intend to use our technological capabilities to enable greater sustainability across different industry verticals, enhance energy usage efficiency and optimize environmental and waste management through the implementation of various carbon neutral practices.

Embracing Diversity and Building a Healthy Workplace

We will continue to prioritize achieving diversity within our organization and equal and respectful treatment of all of our employees in their hiring, training, wellness and professional and personal development. In particular, we recognize and embrace the benefits of having a gender-diverse board as an essential element in maintaining our company’s competitive advantage and enhancing our ability to attract, retain and motivate employees from the widest possible pool of available talent. We are committed to taking a proactive approach in recruiting female directors and aligning directors’ diverse competencies and perspectives with the company’s strategy, and we believe that our diversity efforts are well implemented as evidenced by the fact our board includes several female directors. While maximizing equal career opportunity for everyone, we will also continue to promote work-life balance and create a happy culture in our workplace for all of our employees.

As we do not operate any production facilities, we are not subject to material health, work safety, social or environmental risks. To ensure compliance with applicable laws and regulations, our human resources department will, if necessary and after consultation with our legal advisors, adjust our human resources policies to accommodate material changes to relevant labor and safety laws and regulations. In 2022 and up to the date of this annual report, we have not been subject to any fines or other penalties due to non-compliance in relation to health, workplace safety or environmental regulations, and have not had any accident or claim for personal or property damage made by our employees which had materially and adversely affected our financial condition or business operations.

Supporting the Community

As a company with a strong sense of and commitment to social responsibility, we have in recent years launched a series of non-profit events and campaigns as part of our corporate social responsibility efforts.

●	Amid the early stage of COVID-19 outbreak in February 2020, we donated medical supplies with a total value of RMB1.0 million to frontline doctors and hospitals, including nearly 600 Tuya-powered smart devices, 16,000 medical surgical masks and thousands of protective suits;
●	Besides helping fight the COVID-19 pandemic, we have been actively involved in various other types of corporate philanthropy efforts. During October to December 2021, we held a number of charitable events to help local people in need and support local economic development. In these events, we donated supplies with a total value of RMB2.0 million, including IoT smart devices, to poverty-stricken areas or villages in China such as Ganzi, Ya’an, Chun’an, Guangyuan, Qingchuan and remote villages in Hangzhou;
●	During the flood disaster in Henan, China in October 2021, we donated smart devices with a total value of RMB1.5 million to support the rescue efforts in the flood-devastated areas;
●	In June 2021, we sponsored the Xingzhi School in the Daxing district of Beijing, whose students are mainly rural migrant children, by donating school supply kits; and
●	In 2022, we continued to work with Qiaozhuang Town in Sichuan, China to promote rural revitalization and poverty alleviation. With an emphasis on “pairing assistance,” we assigned dedicated personnel and proactively funded local industrial development.

Integrating Sustainable and Environmentally Friendly Practices into Our Business Operations

Although our business operations do not directly produce pollutants that directly affect the environment, we endeavor to implement sustainable and economically friendly practices in our own operations to reduce our carbon footprint such as reducing the energy consumption through, for example:

●	Installing energy-efficient lighting and ensuring lights are switched off when out of use either manually or through automatic sensors;
●	Requiring double-sided printing of documents throughout our offices;
●	Actively driving reductions in the use of paper, water and electricity throughout our offices;
●	Switching off certain IT equipment or automatic power shutdown for certain systems and devices; and
●	Air conditioning controls, with measures including requirements on lowest temperature, regular maintenance of air cooling technologies and optimal timing controls.

We believe that our policies can help us meet our environmental sustainability goals by reducing energy consumption in our operations.

Managing ESG Risks

We are committed to a thorough analysis and assessment process that will enable us to identify any material ESG risks and take actions to address these risks timely and effectively. We identify, assess, manage and mitigate environmental, social and climate-related risks by having dedicated teams to take care of the life-cycle management of the corresponding project. For example, personnel from our human resources and government-related affairs departments are responsible for overseeing the management and monitoring of our waste management system and our energy savings and consumption control program to ensure that we achieve the goals of energy savings and consumption reduction. Our management also actively oversees the identification and monitoring of the actual and potential environmental, social and climate-related risks on our business, strategy and financial performance, and take these issues into account during the course of our business, strategic and financial planning. Our management will assess the likelihood of such risks occurring and the estimated magnitude of any potential impact. We may also engage independent third parties to evaluate the ESG risks and review our existing strategy, target and internal controls. Necessary improvement will then be implemented to mitigate any major ESG risks identified.

As a technology company, we do not currently have any material liabilities relating to health, work safety and environment, and do not expect that we will incur any material liabilities in this regard which could have any material adverse impact on our business and operating results. However, potential risks associated with climate change or other climate-related issues may have financial implications for us. For instance, extreme weather conditions may cause suspension or disruption to our business operations and have an impact on our financial condition. Extreme weather may also cause disruptions for our suppliers, which may in turn adversely impact our ability to serve our customers and end users. In 2022 and up to the date of this annual report, our business, results of operations and financial condition have not been materially and adversely impacted by any climate-related incidents.

SEASONALITY

We have in the past experienced, and expect in the future to continue to experience, seasonal fluctuations in our revenue and sales from time to time, as a result of the holiday season and customers’ buying patterns. We typically experience lower growth in revenues in the first quarter as a result the reduced production capacities of OEMs located in China due to the annual Lunar New Year holidays. We expect the historical seasonality trends to continue to have a material impact on our results of operations and financial condition. However, certain unique events may cause the historical seasonal trends and patterns to temporarily no longer apply, such as high global inflation weakening consumption sentiment and dampening enterprises’ confidence in doing business, downstream inventory backlog disrupting enterprises’ business and operating plans, and supply chain disruption interfering with delivery of goods. See “Item 3. Key Information—3.D.Risk Factors—Risks Related to Our Business and Industry—Seasonality may cause fluctuations in our sales and operating results.”

COMPETITION

The global IoT platform market is rapidly evolving. We compete in the ordinary course of business with technology companies providing IoT services and solutions, internet-related services and products for IoT, and IoT-enabling platforms, and e-commerce companies offering IoT-related cloud products and services.

We may, from time to time, face competition from both large, well-established IoT service providers, and less-established IoT companies or companies that offer capabilities that compete with some of our offerings. However, the global IoT platform market has also been facing headwind since 2022, with certain players in the IoT field who are engaged in business similar to our IoT PaaS business announcing the termination of their IoT platform services.

We believe that none of our competitors currently competes directly with us across all of our offerings, and we compete favorably on the basis of the factors below:

●	ability to support multiple use cases on a single platform;
●	ease of deployment, implementation and use;
●	platform performance, interoperability, scalability and reliability;
●	ability to help customers achieve global IoT deployment;

●	ability to build a supply chain ecosystem;
●	customer support and platform maintenance;
●	brand awareness and reputation;
●	sales and marketing efforts; and
●	ability to ensure data security and privacy.

INSURANCE

We maintain the statutory social insurance as required by the relevant local laws and regulations. In addition, we participated in a supplemental employee commercial healthcare insurance program, effective on December 23, 2022, aiming to promote the work safety, health and well-being of our employees. We maintain liability insurance policies to cover potential product liability claims, cybersecurity insurance policies to cover the costs associated with a breach of third-party data in the event that the data is lost or stolen, and technical errors and omissions policies for liabilities in connection with failures of a service or software. Consistent with customary industry practice in the PRC and the other markets in which we operate, we do not maintain key-man life insurance.

LICENSES, PERMISSIONS AND APPROVALS

As of the date of this annual report, all requisite licenses, permissions and approvals have been obtained from relevant regulatory authorities that are material to our operations. None of such licenses, permissions or approvals have been denied or rescinded.

The following table sets forth details of licenses, permissions and approvals held by our PRC subsidiaries that are material to current business operations in China, and the VIE currently does not hold any such material licenses, permissions or approvals.

License	Holder	Issuing Authority	Grant Dates	Expiration Date
Registration and Filing of Foreign Trade Operator	Tuya Information	Hangzhou City Xihu District Commission of Commerce	February 15, 2022	N/A
Registration of Consignee or Consignor of Imported or Exported Goods	Tuya Information	Hangzhou Customs	May 11, 2018	Long-term
Registration and Filing of Foreign Trade Operator	Zhejiang Tuya	Hangzhou City Xihu District Commission of Commerce	November 12, 2021	N/A
Registration of Consignee or Consignor of Imported or Exported Goods	Zhejiang Tuya	Qianjiang Customs	May 27, 2020	Long-term

In the view of Jia Yuan Law Offices, our PRC legal counsel, we had complied with the relevant applicable PRC laws relating to the required licenses, permissions and approvals to business operations in China in all material respects in 2022 and up to the date of this annual report. Based on the understanding of the relevant PRC laws and regulations, our PRC legal counsel has also advised us that, to the best of their knowledge, there should be no material legal impediment for us to renew these licenses, permissions and approvals as long as we comply with the relevant legal requirements and we take all necessary steps and submit the relevant applications in accordance with the requirements and schedules prescribed by the applicable PRC laws and regulations.

For the consequences to us and investors if we do not receive or maintain requisite licenses, permissions and approvals necessary to conduct operations in China, or if applicable laws, regulations or interpretations change and we are required to obtain additional permissions or approvals in the future, see Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—Any failure to maintain necessary permits and licenses to operate our business operations under applicable laws and regulations could materially and adversely affect our business and results of operations.”

In recent years, the PRC government has increasingly tightened the regulation of cybersecurity, and indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. See “Item 3. Key Information—Recent PRC Regulatory Developments.” As of the date of this annual report, we have not been required to go through a cybersecurity review by the CAC, or required to obtain any permission from, or complete any filing with, the CSRC in connection with our prior public offerings or maintaining the listing status on applicable stock exchanges. Nor have we received any formal inquiry, notice, warning, sanction, or any regulatory objection in relation to cybersecurity review from the CSRC, the CAC or any other PRC regulatory agencies that have jurisdiction over our operations. Since the legislative and regulatory actions in this regard are relatively new, it is highly uncertain how soon legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our business operations, our ability to accept foreign investments and conduct follow-on offerings, and listing or continuing listing on applicable stock exchanges. For details of related risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The filing, approval or other administration requirements of the CSRC, the CAC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities offerings.”

REGULATION

Regulation Relating to Foreign Investment

Investments activities in China by foreign investors are principally governed by the Encouraged Industries Catalog for Foreign Investment (2022 version) (the “Catalog”), which was promulgated by the Ministry of Commerce (“MOFCOM”) and the National Development and Reform Commission (the “NDRC”) on October 26, 2022 and became effective on January 1, 2023 and the Special Administrative Measures for Foreign Investment Access (Negative List 2021) (the “Negative List (2021)”), which was promulgated by the MOFCOM and the NDRC on December 27, 2021 and became effective on January 1, 2022. The Catalog and the Negative List (2021) set forth the industries in which foreign investments are encouraged, restricted and prohibited. Industries that are not listed in any of these three categories are generally open to foreign investment unless otherwise specifically restricted by other PRC rules and regulations. Article 6 of the Interpretation Note of the Negative List (2021) provides that, where a domestic enterprise engaged in the business in the prohibited areas of the Negative List (2021) seeks to issue and list its shares overseas, it shall complete the examination process and obtain approval of the relevant competent authorities of the State, the foreign investor shall not participate in the operation and management of the enterprise, and its shareholding percentage shall be subject to the relevant provisions on the administration of domestic securities investment by foreign investors. On January 18, 2022, the NDRC held a press conference to further clarify the position of Article 6, during which the spokesman made it clear that Article 6 shall only be applicable to the situations where domestic enterprises were seeking a direct overseas issuance and listing (i.e., H-shares listing).

According to the Negative List (2021), the foreign equity interest ownership of entities that engage in value-added telecommunications business (except for e-commerce, domestic multiparty communication, storage and forwarding and call center) must not exceed 50%.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC (the “Foreign Investment Law”), which took effect on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-Invested Enterprise Law of the PRC and became the legal foundation for foreign investment in the PRC. On December 26, 2019, the State Council issued the Regulations on Implementing the Foreign Investment Law of the PRC, or the Implementation Rules, which took effect on January 1, 2020 and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law of the PRC and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC. Pursuant to the Foreign Investment Law and the Implementation Rules, the existing foreign-invested enterprises established prior to the effective date of the Foreign Investment Law are allowed to keep their corporate organization forms for five years from the effectiveness of the Foreign Investment Law before such existing foreign-invested enterprises change their organization forms and organization structures in accordance with the Company Law of the PRC (the “Company Law”), the Partnership Enterprise Law of the PRC and other applicable laws.

Pursuant to the Foreign Investment Law, foreign investment means the investment activities within the PRC directly or indirectly conducted by foreign natural persons, enterprises and other organizations (the “foreign investor”), including the following circumstances: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within the PRC; (ii) a foreign investor acquires any shares, equities, portion of property or other similar interest in an enterprise within the PRC; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within the PRC; and (iv) foreign investors invest in the PRC through any other methods under laws, administrative regulations or provisions prescribed by the State Council of the PRC. The PRC applies the administrative system of pre-establishment national treatment plus negative list to foreign investment.

On December 30, 2019, MOFCOM and the State Administration for Market Regulation (the “SAMR”) issued the Measures for the Reporting of Foreign Investment Information, which took effect on January 1, 2020 and replaced the Interim Measures for the Recordation Administration of the Formation and Modification of Foreign-Funded Enterprises, and thus foreign investors carrying out investment activities directly or indirectly in China, instead of filing formalities, must report their foreign investment information to the commerce authorities.

Regulation Relating to Value-Added Telecommunication Services

The Telecommunications Regulations of the People’s Republic of China (the “Telecommunications Regulations”) promulgated by the State Council on September 25, 2000 and last amended on February 6, 2016, provide a regulatory framework for telecommunication services providers in mainland China. The Telecommunications Regulations require telecommunication services providers to obtain an operating license prior to the commencement of their operations. The Telecommunications Regulations categorize telecommunications businesses into basic telecommunications businesses and value-added telecommunications businesses, according to the Catalog of Telecommunications Business, attached to the Telecommunications Regulations and last amended by the Ministry of Industry and Information Technology (the “MIIT”) on June 6, 2019.

Regulation Relating to Cybersecurity, Data Security and Privacy Protection

PRC

Cybersecurity

On December 28, 2000, the SCNPC enacted the Decision on the Protection of Internet Security, as amended on August 27, 2009, which provides that the following activities conducted through the internet are subject to criminal liabilities: (i) gaining improper entry into any of the computer information networks relating to state affairs, national defensive affairs, or cutting-edge science and technology; (ii) violation of relevant provisions of the state in the form of unauthorized interruption of any computer network or communication service, as a result of which the computer network or communication system cannot function normally; (iii) spreading rumor, slander or other harmful information via the internet for the purpose of inciting subversion of the state political power; (iv) stealing or divulging state secrets, intelligence or military secrets via internet; (v) spreading false or inappropriate commercial information; or (vi) infringing on the intellectual property.

On December 13, 2005, the Ministry of Public Security issued the Provisions on the Technical Measures for Internet Security Protection, which took effect on March 1, 2006. These regulations require internet service providers to take proper measures including anti-virus, data backup, keeping records of certain information such as the log-in and exit time of users, and other related measures, and to keep records of certain information about their users for at least 60 days. On June 22, 2007, the Ministry of Public Security, the State Secrecy Bureau, the State Cryptography Administration and the Information Office of the State Council jointly promulgated the Administrative Measures for the Multi-level Protection of Information Security, under which the security protection grade of an information system may be classified into five grades. Companies operating and using information systems shall protect the information systems and any system equal to or above Level II as determined in accordance with these measures, a record-filing with the competent authority is required.

The Cybersecurity Law of the PRC, or the Cybersecurity Law, was adopted by the SCNPC on November 7, 2016, and came into effect on June 1, 2017. Regarded as the fundamental law in the area of cybersecurity in China, the Cybersecurity Law regulates network operators and others from the following perspectives: the principle of cyberspace sovereignty, security obligations of network operators and providers of network products and services, protection of personal information, protection of critical information infrastructure, data use and cross-border transfer, network interoperability and standardization. Network operators shall, according to the requirements of the rules for graded protection of cybersecurity, fulfill security protection obligations, so as to ensure that the network is free from interference, damage or unauthorized access, and prevent network data from being divulged, stolen or falsified. In addition, network operators that collect personal information shall follow the principles of legitimacy, rationality and necessity and shall not collect or use any personal information without due authorization of the person whose personal information is collected. Each individual is entitled to require a network operator to delete his or her personal information if he or she finds that collection and use of such information by such operator violate the laws, administrative regulations or the agreement by and between such network operator and such individual, and is entitled to require any network operator to make corrections if he or she finds errors in such information collected and stored by such network operator. Such network operator shall take measures to delete the information or correct the error.

On December 28, 2021, the CAC and certain other PRC regulatory authorities promulgated the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”), which provide that (i) network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review when listing in a foreign country, and (ii) operators of “critical information infrastructure” that intend to purchase network products and services that will or may affect national security shall apply for a cybersecurity review and (iii) network platform operators carrying out data processing that will affect or may affect national security shall apply for a cybersecurity review. The Cybersecurity Review Measures took effect on February 15, 2022 and replaced the Measures for Cybersecurity Review promulgated in April 2020. For a detailed discussion of the risks and uncertainties related to our compliance with regulations on cyber security, please see “Item 3. Key Information—3.D.Risk Factors—Risks Related to our Business and Industry—Compliance with the rapidly evolving landscape of global data privacy and data security laws may be challenging, and any failure or perceived failure to comply with such laws, or other concerns about our practices or policies with respect to the processing of personal information, could damage our reputation and deter current and potential customers and end users from using our platform and products and services or subject us to significant compliance costs or penalties, which could materially and adversely affect our business, financial condition and results of operations.”

Data Security

On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC, or the Data Security Law, which took effect on September 1, 2021. According to the Data Security Law, the enterprises conducting data processing activities shall establish and improve their data security management systems, organize data security trainings and adopt corresponding technical measures and other necessary measures, with a view to guaranteeing the data security. Chapter 4 of the Data Security Law provides for the obligations of general data processing and data security protection, including (i) establishing and improving the whole-process data security management system; (ii) strengthening risk monitoring and properly handling data security incidents; and (iii) legally and properly collecting and using data. Our company has established a relatively complete data security management system, organized and carried out data security education and training, adopted corresponding technical measures and organizations to protect data security, formulated a data security incident management system, carried out risk monitoring and assessment, handled information security level protection filing and assessment for call center service platforms, and performed corresponding network security level protection obligations. In addition, pursuant to the Data Security Law, a data security system should be established to administer data at different levels and by different categories, and impose specific compliance obligations on processors of important data, including (i) specifying the person and institution responsible for data security and implementing data security protection responsibilities; (ii) conducting regular risk assessment of its data processing activities; and (iii) fulfilling the regulatory requirements for transmitting important data overseas. Further, remedial measures shall be taken immediately upon discovery of any data security defects or bugs, and users shall be timely notified and competent authorities shall be informed in accordance with relevant provisions if any data security incident occurs. If an enterprise conducting data processing activities fails to meet such requirements, it would be subject to regulatory penalties, including fine, suspension of the relevant business, close of business for rectification and revocation of the relevant business permit or business license.

On October 29, 2021, the CAC published Measures on Security Assessments for the Cross-border Transfer of Data (Draft for Comments), or the Consultation Draft, which is applicable to cross-border transfers of personal information and important data collected and generated in China under certain circumstances. Apart from that, the Consultation Draft provides detailed requirements for contracts concluded between data processors and overseas recipients, including but not limited to the purpose of cross-border data transfer, the overseas storage site, the restrictions concerning the transfer of cross-border data from overseas recipients to other organizations and individuals, the security measures to be taken by the overseas recipients when there is a material change in the actual control or scope of business, liability for breach of data security obligations and binding and enforceable dispute resolution provisions and the proper emergency disposal to be taken in the event of risks such as data breaches. The Consultation Draft has not come into effect as of the date of this annual report.

On November 14, 2021, the CAC released the Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft Cyber Data Security Regulation”), which has not been officially enacted as of the date of this annual report. According to the Draft Cyber Data Security Regulation, data processors shall apply for a cybersecurity review when carrying out the following activities: (i) the merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affect or may affect national security; (ii) data processors that handle personal information of more than one million people contemplating to list their securities “in a foreign country”; (iii) data processors contemplating to list its securities on a stock exchange in Hong Kong, which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. According to the PRC National Security Law, “national security” refers to a status in which the regime, sovereignty, unity, territorial integrity, welfare of the people, sustainable economic and social development, and other vital interests of the state are relatively not in danger and not threatened internally or externally and the ability to maintain a sustained security status. However, the criteria for determining the circumstances that “affect or may affect national security” for the purpose of the Draft Cyber Data Security Regulation remain unclear and are subject to further clarification by the CAC.

Privacy Protection

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. On May 28, 2020, the National People’s Congress of the PRC approved the Civil Code of the PRC, which took effect on January 1, 2021. Pursuant to the Civil Code of the PRC, the personal information of a natural person shall be protected by the laws. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others. The Administrative Measures on Internet Information Services, issued by the State Council on September 25, 2000 and amended on January 8, 2011, prohibit ICP service operators from insulting or slandering a third party or infringing the lawful rights and interests of a third-party.

On December 29, 2011, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective on March 15, 2012. On December 28, 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. The Provisions on Protection of Personal Information of Telecommunications and Internet Users promulgated by the MIIT on July 16, 2013 contains detailed requirements on the use and collection of personal information as well as the security measures to be taken by internet service providers. Specifically, (i) the users’ personal information shall not be collected without prior consent; (ii) the personal information shall not be collected other than those necessary for internet service providers to provide services; (iii) the personal information shall be kept strictly confidential; and (iv) a series of detailed measures shall be taken to prevent any divulgence, damage, tampering or loss of personal information of users.

The Administrative Provisions on Security Vulnerability of Network Products, or Provisions, were jointly promulgated by the MIIT, the CAC and the MPS on July 12, 2021 and took effect on September 1, 2021. Network product providers, network operators as well as organizations or individuals engaging in the discovery, collection, release and other activities of network product security vulnerability are subject to the Provisions and shall establish channels to receive information of security vulnerability of their respective network products and shall examine and fix such security vulnerability in a timely manner. Network product providers are required to report relevant information of security vulnerability of network products with the MIIT within two days and to provide technical support for network product users. Network operators shall take measures to examine and fix security vulnerability after discovering or acknowledging that their networks, information systems or equipment have security loopholes. According to the Provisions, the breaching parties may be subject to administrative penalty as regulated in accordance with the Cybersecurity Law. Since the Provisions are relatively new, uncertainties still exist in relation to its interpretation and implementation.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in April 23, 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations. Pursuant to the Civil Code of the PRC, the collection, storage, use, process, transmission, provision and disclosure of personal information shall follow the principles of legitimacy, properness and necessity.

The Cybersecurity Law provides that network operators shall obtain the individual’s prior consent before collecting the personal information of such individual and take necessary technical measures or other appropriate measures to protect the personal information, and shall not provide the personal information to any third party without the individual’s prior consent unless such personal information has been processed in a proper way that a specific person will not be identified. For the operators of crucial information infrastructure, the personal information and crucial data must be stored within the territory of the People’s Republic of China. Where such data need to be provided to overseas parties due to business requirements, a security assessment shall be conducted before the transmission of the data.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC (the “Personal Information Protection Law”), which took effect on November 1, 2021. The law aims to protect the rights and interests of personal information and regulate the processing of personal information. The Personal Information Protection Law stipulates certain important concepts with respect to personal information processing: (i) “personal information” refers to all kinds of information related to identified or identifiable natural persons recorded by electronic or other means, excluding the information processed anonymously; (ii) “processing of personal information” includes the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information, among others; and (iii) “personal information processor” refers to an organization or individual that independently determines the purpose and method of the processing in the processing of personal information.

The Personal Information Protection Law also stipulates the obligations in the circumstance of entrusted processing. Where a personal information processor entrusts others with the processing of personal information, (i) the personal information processor shall agree with the agent on substantial matters like purpose, term, method of entrusted processing, type of information and protection measures, as well as supervise the processing activities of the agent; and (ii) the agent shall process personal information strictly within the scope as agreed, and ensure the security of the personal information processed and assist the personal information processor to perform his legal obligations.

On August 22, 2019, the CAC issued the Regulation on Cyber Protection of Children’s Personal Information, effective on October 1, 2019. Network operators are required to establish special policies and user agreements to protect children’s personal information, and to appoint special personnel in charge of protecting children’s personal information. Network operators who collect, use, transfer or disclose personal information of children are required to, in a prominent and clear way, notify and obtain consent from children’s guardians.

On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR promulgated the Method for Identifying the Illegal Collection and Use of Personal Information by Apps, which took effect on November 28, 2019 (the “Method”). The Method provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance. The Method lists six types of illegal collection and usage of personal information, including “failure to publish rules on the collection and usage of personal information,” “failure to expressly state the purpose, manner and scope of the collection and usage of personal information,” “collecting and using personal information without obtaining consents from users,” “collecting personal information irrelevant to the services provided,” “providing personal information to other parties without obtaining consent” and “failure to provide the function of deleting or correcting personal information as required by law or failure to publish the methods for complaints and reports or other information”. For a detailed discussion of the risks and uncertainties related to our compliance with regulations on privacy protection, please see “Item 3. Key Information—3.D.Risk Factors—Risks Related to our Business and Industry—Compliance with the rapidly evolving landscape of global data privacy and data security laws may be challenging, and any failure or perceived failure to comply with such laws, or other concerns about our practices or policies with respect to the processing of personal information, could damage our reputation and deter current and potential customers and end users from using our platform and products and services or subject us to significant compliance costs or penalties, which could materially and adversely affect our business, financial condition and results of operations.”

EU, U.K. and the United States

The following is a summary of selected data security and privacy laws of the EU and the U.S. We believe that these laws and regulations are relevant to our business operations because certain of our data centers, as well as many of the brands we serve, are located in the EU or the U.S. We believe many of these laws and regulations, such as the General Data Protection Regulation (EU) 2016/679 (the “GDPR”), represent leading standards of data security and privacy in the world, and we have adopted internal controls, policies and procedures that we believe are consistent with the applicable standards under such laws and regulations. We have also completed information security, privacy and compliance certifications and validations from top privacy compliance and cybersecurity firms, such as TrustArc. For more information, see “Item 4. Information on the Company—4.B. Business Overview—Data Security and Privacy.”

The GDPR, which applies to the collection, use, storage, retention, transfer, disclosure and other processing of personal data obtained from individuals located in the EU or by businesses operating within the EU, became effective on May 25, 2018 and has resulted, and will continue to result, in significantly greater compliance burdens and costs for companies with customers, end users, or operations in the EU. The GDPR places stringent obligations and operational requirements on us as both a processor and controller of personal data and could make it more difficult or more costly for us to use and share personal data. For example, requirements placed on data controllers include, among other things, transparent and expanded disclosure to data subjects about how their personal data is to be used, limitations on retention of information, mandatory data breach notification requirements, record keeping and documentation requirements, and higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. Under the GDPR, data protection supervisory authorities are given various enforcement powers, including levying fines of up to 20 million Euros or up to 4% of an organization’s annual worldwide turnover, whichever is greater, for the preceding financial year, for non-compliance. Data subjects also have the right to be compensated for damages suffered as a result of a controller or processor’s non-compliance with the GDPR. While the GDPR provides a more harmonized approach to data protection regulation across the EU member states, it also gives EU member states certain areas of discretion; and therefore, laws and regulations in relation to certain data processing activities may differ on a member state by member state basis, which could further limit our ability to use and share personal data and could require localized changes to our operating model. In addition to the GDPR, the EU also has released a proposed Regulation on Privacy and Electronic Communications, or the ePrivacy Regulation, to replace the EU’s current Privacy and Electronic Communications Directive, or the ePrivacy Directive, to, among other things, better align EU member states and the rules governing online tracking technologies and electronic communications, such as unsolicited marketing and cookies, with the requirements of the GDPR. While the ePrivacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is currently going through the European legislative process, and timing for adoption remains unclear.

Under the GDPR, restrictions are placed on transfers of personal data outside of the European Economic Area to countries which have not been deemed “adequate” by the European Commission (including the United States and the PRC). The Court of Justice of the European Union (the “CJEU”) issued a decision on July 16, 2020, invaliding the EU-US Privacy Shield Framework, which provided one mechanism for lawful cross-border transfers of personal data between the EU and the United States. While the decision did not invalidate the use of the European Commission’s approved standard contractual clauses, another mechanism for making lawful cross-border transfers, the decision has called the validity of standard contractual clauses into question under certain circumstances, and has made the legality of transferring personal data from the EU to the U.S. or various other jurisdictions outside of the EU more uncertain. Specifically, the CJEU stated that companies must now assess the validity of standard contractual clauses on a case-by-case basis, taking into consideration whether the standard contractual clauses provide sufficient protection in light of any access by the public authorities of the third country to where the personal data is transferred, and the relevant aspects of the legal system of such third country. Additionally, in October 2022, President Biden signed an executive order to implement the EU-U.S. Data Privacy Framework, which would serve as a replacement to the EU-US Privacy Shield. The European Commission initiated the process to adopt an adequacy decision for the EU-US Data Privacy Framework in December 2022, however the European Data Protection Board has been critical of the framework and it is unclear if and when the framework will be finalized or adopted. While the European Commission published new standard contractual clauses for transferring personal data from the EU to third countries, and the European Data Protection Board issued certain recommendations relating to measures that supplement transfer tools to ensure compliance with the EU level of protection of personal data, the CJEU’s decision has increased uncertainty surrounding data transfers from the EU to third countries that may not offer the same level of protection for data subjects’ rights as the EU. Due to these recent regulatory changes and guidance, we may need to invest in additional technical, legal and organization safeguards in the future to avoid disruptions to data flows within our business and to and from our customers and service providers. Furthermore, this uncertainty, and its eventual resolution, may increase our costs of compliance, impede our ability to transfer data and conduct our business, and harm our business or results of operations.

Additionally, the withdrawal of the United Kingdom (“U.K.”) from the EU (commonly known as “Brexit”) has created uncertainty with regard to the regulation of privacy and data protection in the U.K. Since January 1, 2021, when the transitional period following Brexit expired, the so-called U.K. GDPR (combining the GDPR and the U.K.’s Data Protection Act of 2018) has been in effect in the U.K. Although the U.K. GDPR currently imposes substantially the same obligations as the GDPR, and currently authorizes similar fines, the U.K. GDPR will not automatically incorporate changes to the GDPR going forward (which would need to be specifically incorporated by the U.K. government). Moreover, the U.K. government has publicly announced plans to reform the U.K. GDPR in ways that, if formalized, are likely to deviate from the GDPR. While the European Commission has issued an “adequacy” decision to the U.K., which facilitates the sharing of personal data between the EU and the U.K. for the time being, such adequacy decision will sunset in June 2025 unless extended and it may be revoked in the future by the European Commission if the U.K. data protection regime is reformed in ways that deviate substantially from the level of protection currently in place. Adding further complexity for international data flows, in March 2022, the U.K. adopted its own International Data Transfer Agreement for transfers of personal data out of the U.K. to so-called third countries, as well as an international data transfer addendum that can be used with GDPR’s standard contractual clauses for the same purpose. All of this creates a risk of divergent parallel regimes and related uncertainty, along with the potential for increased compliance costs and risks for affected businesses based on differing, and potentially inconsistent or conflicting, obligations or interpretation and enforcement by regulators and authorities.

In the United States, various federal regulators Connecticut, including governmental agencies like the Federal Trade Commission, and states and state regulators, including in California, Colorado, Connecticut, Illinois, lowa, New York, Virginia and Utah, have adopted, or are considering adopting, laws and regulations concerning personal data and data security, such as the California Consumer Privacy Act of 2018 (“CCPA”), the California Internet of Things Security Law, the Colorado Privacy Act, the Connecticut Personal Data Privacy and Online Monitoring Act, the lllinois Biometric Information Privacy Act, the lowa Consumer Data Protection Act, the New York SHIELD Act, the Virginia Consumer Data Protection Act, and the Utah Consumer Privacy Act. This patchwork of legislation and regulation may give rise to conflicts or differing views of personal privacy rights. For example, certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal data than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. One such comprehensive privacy law in the United States is the CCPA, which came into effect on January 1, 2020 and was significantly amended as of January 1, 2023 by the California Privacy Rights Act. Among other things, the CCPA requires companies that process personal information of California residents to make new detailed disclosures to consumers about such companies’ data collection, use and sharing practices, and gives California residents expanded rights to access and delete their personal information and to opt out of certain personal information sharing with (and sales of personal information to) third parties. The CCPA also provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal data. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. Amendments have been made to the CCPA, and it is possible that further amendments will be enacted, but even in its current form it remains unclear how various provisions of the CCPA will be interpreted and enforced. Additionally, the California Privacy Rights Act (the “CPRA”) was approved by California voters in the election of November 3, 2020, and took effect in most material respects on January 1, 2023. The CPRA modifies the CCPA significantly, including by expanding consumers’ rights and with respect to certain sensitive personal information, further restricting the use of cross-context behavioral advertising, and creating a new state agency, the California Privacy Protection Agency, to oversee implementation and enforcement efforts, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Other state laws are changing rapidly and there have been ongoing discussions and proposals in the U.S. Congress with respect to new federal data privacy and security laws to which we would become subject if enacted. Further, laws in all 50 U.S. states require businesses to provide notice under certain circumstances to customers whose personal data has been disclosed as a result of a data breach.

Registration for Import and Export Goods

Pursuant to the Customs Law of the People’s Republic of China promulgated by the SCNPC on January 22, 1987 and amended on July 8, 2000, June 29, 2013, December 28, 2013, November 7, 2016 and November 4, 2017, unless otherwise stipulated, the declaration of import and export goods may be made by consignees and consignors themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with the Customs. The consignees and consignors for import or export of goods and the customs brokers engaged in customs declaration shall register with the Customs in accordance with the laws.

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

In addition, the Foreign Trade Law of the PRC which was promulgated by the SCNPC on May 12, 1994 and last amended on November 7, 2016, and the Measures for the Record Filing and Registration of Foreign Trade Business Operators, which was promulgated by MOFCOM on June 25, 2004 and last amended on November 30, 2019, require any foreign trade business operator that is engaged in the import and export of goods or technology shall be registered for archival purposes with the administrative department of foreign trade of the State Council or the institution entrusted thereby, unless it is otherwise provided for by any law, administrative regulation or the foreign trade department of the State Council. The specific measures for archival registration shall be formulated by the foreign trade department of the State Council. Where any foreign trade business operator that fails to file for record and registration according to relevant provisions, the customs may not handle the procedures of customs declarations and release of the import or export goods.

Regulations Relating to Product Quality

Products made in mainland China are subject to the Product Quality Law of the People’s Republic of China, which was promulgated on February 22, 1993, last amended on December 29, 2018. According to the Product Quality Law, a manufacturer of a product is responsible to compensate for the damages to any person or property caused by the defect of such a product, unless the manufacturer is able to prove that (i) it has not circulated the product; (ii) the defect did not exist at the time when the product was circulated; or (iii) scientific or technological knowledge at the time when the product was circulated was not such that it allowed the defect to be discovered.

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

According to the Administrative Regulations for Compulsory Product Certification, which was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine P.R.C. (the “AQSIQ”) (which has merged into the State Administration for Market Regulation) on July 3, 2009, products specified by the state shall not be delivered, sold, imported or used in other business activities until they are certified, or the Compulsory Product Certification, and labeled with China Compulsory Certification mark. For products that are subject to Compulsory Product Certification, the state implements unified product catalogs, or the 3C Catalog, unified compulsory requirements, standards and compliance assessment procedures in technical specification, unified certification marks and unified charging standards.

Regulation Relating to Intellectual Property Rights

Regulation on Patents

The SCNPC adopted the Patent Law of the PRC in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively. A patentable invention or utility model must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeding methods of nuclear transformation or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a 20-year term for an invention and a 10-year term for a utility model and a 15-year term for a design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Regulation on Copyright

In accordance with the Copyright Law of the PRC which was promulgated by the SCNPC on September 7, 1990 and last amended on November 11, 2020, and took effect on June 1, 2021. Chinese citizens, legal persons or other entities own the copyright in their works whether published or not, including written works; oral works; music, comedy arts of talking and singing, dance and acrobatics; work of art and architecture work; photographic works; cinematographic work and work created by the method similar to the film production method; engineering design drawing, product design drawing, map, sketch and other graphic works and model works; computer software and other works specified by laws and administrative regulations. The rights a copyright owner has include but are not limited to the following rights of the person and property rights: the right of publication, right of authorship, right of modification, right of integrity, right of reproduction, distribution right, rental right, right of network communication, translation right and right of compilation.

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

Regulation on Trademark

Trademarks are protected by the Trademark Law of the PRC (Revised in 2019), or the Trademark Law, which was promulgated on August 23, 1982 and last amended on April 23, 2019 and come into effect on November 1, 2019, respectively, as well as the Implementation Regulation of Trademark Law of the PRC adopted by the State Council on August 3, 2002 (Revised in 2014). In China, registered trademarks include commodity trademarks, service trademarks, collective marks and certification marks.

The Trademark Office of China National Intellectual Property Administration handles trademark registrations and grants a term of 10 years to registered trademarks. Trademarks are renewable every ten years where a registered trademark needs to be used after the expiration of its validity term. A registration renewal application shall be filed within six months prior to the expiration of the term. A trademark registrant may license its registered trademark to another party by entering into a trademark license contract. Trademark license agreements must be filed with the Trademark Office to be recorded. The licensor shall supervise the quality of the commodities on which the trademark is used, and the licensee shall guarantee the quality of such commodities. The Trademark Law has adopted a “first come, first file” principle with respect to trademark registration. Where a trademark for which a registration application has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. Trademarks are granted for a term of 10 years. Twelve months prior to the expiration of the ten-year term, the trademark registrant shall apply for the renewal of registration; if the trademark registrant does not make the renewal during the foregoing period, another six-month extension can be granted.

Regulation on Domain Name

In accordance with the Measures for the Administration of Internet Domain Names, which was promulgated by the MIIT on August 24, 2017 and took effect on November 1, 2017, whoever engages in internet domain name services and its operation and maintenance, supervision and administration and other related activities within the territory of the People’s Republic of China shall abide by these Measures.

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

Regulation Relating to Employment and Social Welfare

Regulation on Labor

Pursuant to the Labor Contract Law of the PRC, which was issued on June 29, 2007, amended on December 28, 2012 and became effective on July 1, 2013, labor contracts shall be concluded in writing if labor relationships are to be or have been established between enterprises or institutions and the laborers. Enterprises and institutions are forbidden to force laborers to work beyond the time limit and employers shall pay laborers for overtime work in accordance with national regulations. In addition, labor wages shall not be lower than local standards on minimum wages and shall be paid to laborers in a timely manner.

According to the Labor Law of the PRC, which was promulgated on July 5, 1994, last amended and became effective on December 29, 2018, enterprises and institutions shall establish and improve their system of work place safety and sanitation, strictly abide by state rules and standards on workplace safety, educate laborers in labor safety and sanitation in the PRC. Labor safety and sanitation facilities shall comply with state-fixed standards.

Enterprises and institutions shall provide laborers with a safe workplace and sanitary conditions that comply with state stipulations and the relevant articles of labor protection.

Regulation on Social Insurance and Housing Fund

In accordance with the Regulation of Insurance for Labor Injury, implemented on January 1, 2004, amended on December 20, 2010 and effective on January 1, 2011, the Provisional Measures for Maternity Insurance of Employees of Corporation, implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Basic Old-Aged Pension Insurance of the State Council, issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures, promulgated on January 22, 1999, the Social Insurance Law of the PRC, implemented on July 1, 2011 and amended on December 29, 2018, and the Interim Regulations on the Collection and Payment of Social Insurance Premiums, promulgated on January 22, 1999 and amended on March 24, 2019, enterprises are obliged to provide their employees in the PRC with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities and any employer that fails to contribute may be fined and ordered to make up within a prescribed time limit.

In accordance with the Regulations on the Management of Housing Funds, which was promulgated by the State Council on April 3, 1999 and last amended on March 24, 2019, enterprises must register at the competent managing center for housing funds and upon the examination by such managing center of housing funds, these enterprises shall complete procedures for opening an account at the relevant bank for the deposit of employees’ housing funds. Enterprises are also required to pay and deposit housing funds on behalf of their employees in full and in a timely manner.

Regulation Relating to Tax

Enterprise Income Tax

According to the Enterprise Income Tax Law of the PRC, or the EIT Law, and its relevant implementation regulations, taxpayers consist of resident enterprises and non-resident enterprises.

Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform enterprise income tax rate of 25% is applicable. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at a rate of 10% for their income sourced from inside the PRC.

According to the EIT Law and relevant implementation regulations, the EIT tax rate of a high and new technology enterprise is 15%. Pursuant to the Administrative Measures for the Recognition of High and New Technology Enterprises, which became effective on January 1, 2008 and amended on January 29, 2016, the certificate of a high and new technology enterprise is valid for three years. An enterprise shall, after being accredited as a high-tech enterprise, fill out and submit the statements on annual conditions concerning the intellectual property rights, scientific and technical personnel, expenses on research and development and operating income for the previous year on the “website for the administration of accreditation of high-tech enterprises.”

The Notice on Taxation Policies for Further Encouraging the Development of the Software and Integrated Circuit Industries, which was promulgated by the Ministry of Finance (the “MOF”) and the State Administration of Taxation (the “SAT”) on April 20, 2012 and became effective on January 1, 2011, and the Notice on Issues Relating to the Preferential Policies for Enterprise Income Tax in Software and Integrated Circuits Industry promulgated by MOF, the SAT, the NDRC and the MIIT on May 4, 2016, provide that, upon certification, newly established integrated circuit design enterprises and eligible software enterprises shall be exempt from the enterprise income tax for the first two years of the preferential period, and shall be levied thereon at half of the statutory rate of 25% for the next three years until the expiration of the preferential period.

Value-Added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994, which were subsequently amended on November 10, 2008, February 6, 2016 and November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the MOF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. These rules and regulations are collectively referred to as the VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the MOF and the SAT on the Adjustment to VAT Rates, or the Notice, was promulgated on April 4, 2018 and became effective as of May 1, 2018. The Notice adjusted the VAT tax rates of 17% and 11% to 16% and 10%, respectively. According to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which came into effect from April 1, 2019, the VAT tax rates of 16% and 10% were further changed into 13% and 9%, respectively.

Dividend Withholding Tax

Furthermore, pursuant to the Notice of the SAT on the Issues Concerning the Application of the Dividend Clauses of Tax Agreements, which was promulgated and effective on February 20, 2009, all of the following requirements should be satisfied where a fiscal resident of the other party to the tax agreement needs to be entitled to such tax agreement treatment as being taxed at a tax rate specified in the tax agreement for the dividends paid to it by a PRC resident company: (i) such a fiscal resident who obtains dividends should be a company as provided in the tax agreement; (ii) owner’s equity interests and voting shares of the PRC resident company directly owned by such a fiscal resident reaches a specified percentage; and (iii) the equity interests of the PRC resident company directly owned by such a fiscal resident, at any time during the 12 months prior to the acquisition of the dividends, reaches a percentage specified in the tax agreement.

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

Regulation Relating to Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations of the PRC, as amended in August 5, 2008, RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside China, unless the prior approval of SAFE is obtained and prior registration with SAFE is made. On May 10, 2013, SAFE promulgated the Notice of the SAFE on Issuing the Provisions on the Foreign Exchange Administration of Domestic Direct Investment of Foreign Investors and the Supporting Documents, or the SAFE Circular No. 21, which was amended on October 10, 2018 and December 30, 2019. SAFE Circular No. 21 provided and simplified the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

Pursuant to the Notice of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular No. 59, which was promulgated by SAFE on November 19, 2012, became effective on December 17, 2012 and was further amended on May 4, 2015, October 10, 2018 and December 30, 2019, approval is not required for the opening of an account entry in foreign exchange accounts under direct investment. SAFE Notice No. 59 also simplified the capital verification and confirmation formalities for foreign invested entities, the foreign capital and foreign exchange registration formalities required for the foreign investors to acquire equities from a Chinese party, and further improved the administration on exchange settlement of foreign exchange capital of foreign invested entities.

Pursuant to the Notice of the SAFE on Issues concerning Foreign Exchange Administration of the Overseas Investment and Financing and the Round-tripping Investment Made by Domestic Residents through Special-Purpose Companies, or the SAFE Circular No. 37, which was promulgated by SAFE and became effective on July 4, 2014, (i) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas SPV that is directly established or controlled by such PRC resident for the purpose of conducting investment or financing; and (ii) following the initial registration, such PRC resident is also required to register with the local SAFE branch for any major change, in respect of the overseas SPV, including, among other things, a change of the overseas SPV’s PRC resident shareholder(s), name of the overseas SPV, term of operation, or any increase or reduction of the overseas SPV’s registered capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular No.37, failure to comply with these registration procedures may result in penalties.

Pursuant to the Notice of the SAFE on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or the SAFE Circular 13, which was promulgated on February 13, 2015, became effective on June 1, 2015 and was further amended on December 30, 2019, the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment is directly reviewed and handled by banks in accordance with the SAFE Circular 13, and the SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks.

Regulation Relating to Dividend Distribution

The Company Law is the principal law that governs the dividends distribution by companies in the PRC and it applies to both PRC domestic companies and foreign-invested companies. Foreign-invested companies are also subject to the relevant requirements under the Foreign Investment Law and its implementing rules. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to Employee Equity Incentive Plan

Pursuant to the SAFE Circular 37, PRC residents who participate in equity incentive plan in overseas non-publicly listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In addition, pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the SAFE Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management participating in any equity incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic agency as regulated in SAFE Circular 7.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares, including the Circular on Issues Concerning the Individual Income Tax on Share-option Incentives, or the SAT Circular 461, which was promulgated and took effect on August 24, 2009, and the Notice on Measures Enhancing the Reform in Taxation and Stimulating the Vitality of Market Players which was promulgated and took effect on October 12, 2021. Under the SAT Circular 461 and other relevant laws and regulations, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiary may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulation Relating to M&A and Overseas Listing

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) was promulgated by six PRC ministries, including MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the SAMR, the CSRC, and the SAFE, on August 8, 2006, and was amended and became effective on June 22, 2009. The M&A Rules stipulate that a foreign investor is required to obtain necessary approvals when it (i) acquires the equity of a domestic enterprise so as to convert the domestic enterprise into a foreign-invested enterprise; (ii) subscribes for the increased capital of a domestic enterprise so as to convert the domestic enterprise into a foreign-invested enterprise; (iii) establishes a foreign-invested enterprise through which it purchases the assets of any domestic enterprise and operates these assets; or (iv) purchases the assets of a domestic enterprise, and then invests such assets to establish a foreign-invested enterprise. The M&A Rules, among other things, further prescribed that a special purpose vehicle, formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall be approved by MOFCOM prior to its establishment and obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

Pursuant to the Notice of the Foreign Investment Administration of the MOFCOM on Distributing the Manual of Guidance on Administration for Foreign Investment Access, which was issued and became effective on December 18, 2008 by MOFCOM, notwithstanding the fact that (i) the domestic shareholder is connected with the foreign investor or not, or (ii) the foreign investor is the existing shareholder or the new investor, the M&A Rules shall not apply to the transfer of an equity interest in an incorporated foreign-invested enterprise from the domestic shareholder to the foreign investor.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and relevant supporting guidelines, collectively, the New Overseas Listing Rules, setting out new filing procedures for China-based companies seeking direct or indirect listings and offerings in overseas markets, which came into force since March 31, 2023. The New Overseas Listing Rules are applicable to PRC domestic companies that seek to offer and list securities in overseas markets, either through direct or indirect means. If an issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer shall be deemed to be an indirect overseas offering subject to the filing procedures set forth under the New Overseas Listing Rules: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year are derived from PRC domestic companies; and (ii) the issuer’s business activities are substantially conducted in mainland China, or its principal place(s) of business are located in mainland China, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in mainland China. Pursuant to the New Overseas Listing Rules, an issuer listed in an overseas market that intends to effect any follow-on offering in the same overseas market where it has previously offered and listed securities should, through its major operating entity incorporated in the PRC, file relevant materials with the CSRC within three business days after the completion of any such follow-on offering.

Furthermore, according to New Overseas Listing Rules, after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report to the CSRC within three business days after the occurrence and public disclosure of any material events, including: (i) a change of control; (ii) investigations of or sanctions imposed on the issuer by overseas securities regulatory agencies or other relevant competent authorities; (iii) changes of listing status or transfers of the listing segment; and (iv) a voluntary or mandatory delisting.

The New Overseas Listing Rules provide that in the event of any breach, including any failure to fulfill the filing procedure, or any offering and listing of securities in an overseas market in violation of the measures, the CSRC will order such domestic company to rectify, issue warnings to such domestic company, and impose a fine between RMB1 million and RMB10 million. Fines and warnings will be imposed on persons-in-charge and other persons who are directly liable. In addition, fines will also be imposed on controlling shareholders and actual controllers of the domestic company who initiate or cause the noncompliance activities described above.

4.C.Organizational Structure

The following chart illustrates our corporate structure, including our significant subsidiaries as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, the VIE and certain other subsidiaries, as of the date of this annual report.

Notes:

(1)	The VIE is owned by certain nominee shareholders, not us. All of these nominee shareholders are also beneficial owners of our company. Shareholders of Hangzhou Tuya Technology are Xueji (Jerry) Wang (our director and CEO), Liaohan (Leo) Chen (our director), Yaona Lin (our employee), Ruixin Zhou (our CTO) and Peihong Chen (our employee), each holding approximately 60.7%, 13.1%, 11.5%, 9.8% and 4.9%, respectively, of Hangzhou Tuya Technology’s equity interests.
(2)	Contractual arrangements include exclusive business cooperation agreement, equity interest pledge agreement, exclusive option agreement, power of attorney and spousal consent. See “—Contractual Arrangements with the VIE and the VIE’s Registered Shareholders” below in this annual report.

Contractual Arrangements with the VIE and the VIE’s Registered Shareholders

Tuya Inc. is a Cayman Islands holding company and conducts its operations in China mainly through its PRC subsidiaries.

Investment in certain areas of the industries in which we currently operate and may operate are subject to restrictions under current PRC laws and regulations. After consultation with Jia Yuan Law Offices, our PRC legal counsel, we determined that it was not viable for us to hold Hangzhou Tuya Technology, the VIE, directly through equity ownership. Instead, we decided that, in line with common practice in the PRC for industries subject to foreign investment restrictions, we would gain effective control over, and receive all the economic benefits generated by the businesses currently operated by the VIE through the contractual arrangements between Tuya Information, on the one hand, and the VIE and the registered shareholders, on the other hand. As a result of these contractual arrangements, we exert effective control over the VIE, and are considered the primary beneficiary of the VIE for accounting purposes and consolidate its operating results in our financial statements under the U.S. GAAP.

The revenues generated by the VIE contributed less than 0.1% of our total revenue in 2020. The revenue contribution from the VIE was nil and nil in 2021 and 2022, respectively. As of December 31, 2021 and 2022, the assets of the VIE, excluding amounts due from other companies in our group, represented 0.01% and less than 0.01% of our consolidated total assets, respectively. We expect the contribution of revenue and assets to our group from the VIE to remain immaterial in the foreseeable future. Additionally, the VIE does not hold any licenses or permits that are material to our current business operations.

The contractual arrangements between Tuya Information, on the one hand, and the VIE and its registered shareholders, on the other hand, were initially entered into in December 2014 and were amended and restated in January 2022. The following is a summary of these contractual arrangements. For the complete text of these contractual arrangements, please see the copies filed as exhibits to this annual report.

In the opinion of Jia Yuan Law Offices, our PRC legal counsel, the execution and performance of the contractual arrangements do not violate the provisions of the Civil Code of the PRC which may lead to their invalidity, and are binding on the parties thereto. The contractual arrangements can be enforced in accordance with PRC laws, except that the following arrangement may not be enforceable under PRC laws: (i) the contractual arrangements provide that the arbitrator may impose restrictions on and/or dispose of the VIE’s equity interests or land and other assets (such as for award of remedies), grant injunction (such as for the conduct of business or compelling the transfer of assets), or grant other interim relief, or order winding up of our consolidated affiliated entity through arbitration, and that the courts with jurisdiction (including the courts in Hong Kong, the place of incorporation of the Company, the place of incorporation of the VIE, and the place where the principal assets of our company or the VIE is located) shall have the right to grant interim relief in support of the arbitration, while under PRC laws, an arbitral body has no power to grant injunctive relief and may not directly issue a provisional or final liquidation order for the purpose of protecting assets of or equity interests in the VIE in case of disputes. In addition, interim remedies or enforcement orders granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in China, and (ii) the contractual arrangements provide that when the VIE is liquidated or dissolved, persons recommended by Tuya Information shall be appointed as permitted by the PRC laws to establish a liquidation team to manage the assets of the VIE.

However, these contractual arrangements may not be as effective in providing control as direct equity ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the VIE structure do not comply with applicable PRC laws and regulations, we could be subject to penalties, including being required to cease the operations carried out through the VIE. For a detailed discussion of the risks and uncertainties related to these contractual arrangements and our corporate structure, please see “Item 3. Key Information – 3.D. Risk Factors—Risks Related to Our Corporate Structure.”

Exclusive Business Cooperation Agreement

Under this exclusive business cooperation agreement, Tuya Information has agreed to provide the following services to Hangzhou Tuya Technology:

●	the licensing of software legally owned by Tuya Information;
●	the development, maintenance and update of software involved in Hangzhou Tuya Technology’s business;
●	the design, installation, daily management, maintenance and updating of network system, hardware and databased design;
●	the technical support and training for employees of Hangzhou Tuya Technology;
●	the assistance in consultancy, collection and research of technology and market information (excluding market research business that wholly foreign-owned enterprises are prohibited from conducting under PRC law);
●	the provision of business management consultation;
●	the provision of marketing and promotion services;
●	the leasing of equipment or properties; and

●	other services requested by Hangzhou Tuya Technology from time to time to the extent permitted under PRC law.

Hangzhou Tuya Technology has agreed to pay services fees to Tuya Information on a regular basis in discretion of Hangzhou Tuya Technology after considering certain factors as specified in the exclusive business cooperation agreement. The service fee shall be equivalent to the total income of Hangzhou Tuya Technology of each financial year, deducting the costs, expenses, taxes (excluding corporate income tax) and other statutory fees reserved or withdrawn. Hangzhou Tuya Technology shall pay the service fee to the bank account designated by Tuya Information within 10 days after receiving notice and bill from Tuya Information. This agreement was effective from December 23, 2014 and will continue to be effective unless it is terminated by written notice of Tuya Information or according to the provisions in the agreement. Unless otherwise required by applicable laws, Hangzhou Tuya Technology shall not have any right to terminate this exclusive business cooperation agreement in any event.

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

Power of Attorney

Pursuant to a series of powers of attorney issued by each of Xueji (Jerry) Wang, Liaohan (Leo) Chen, Yaona Lin, Ruixin Zhou and Peihong Chen and accepted by Tuya Information on January 19, 2022, each of Xueji (Jerry) Wang, Liaohan (Leo) Chen, Yaona Lin, Ruixin Zhou and Peihong Chen irrevocably appointed Tuya Information or any designated person as their exclusive agent and attorney to act on their behalf on all shareholder matters of Hangzhou Tuya Technology and exercise all rights as shareholders of Hangzhou Tuya Technology. Each of Xueji (Jerry) Wang, Liaohan (Leo) Chen, Yaona Lin, Ruixin Zhou and Peihong Chen will provide full assistance to Tuya Information with respect to the exercise of such rights. Each of Xueji (Jerry) Wang, Liaohan (Leo) Chen, Yaona Lin, Ruixin Zhou and Peihong Chen has undertaken that he or she will refrain from any action or omission that may cause any conflict of interest between himself and Tuya Information. These powers of attorney shall remain valid during the period that each of them is a shareholder of Hangzhou Tuya Technology.

Spousal Consent

Each spouse of Xueji (Jerry) Wang, Liaohan (Leo) Chen, Yaona Lin, Ruixin Zhou and Peihong Chen has signed a spousal consent. Under each spousal consent, the signing spouse agreed that the equity interests of Hangzhou Tuya Technology held and to be held by his/her spouse are his/her spouse’s personal property and do not constitute the communal estate marital assets of the signing spouse. The signing spouse unconditionally and irrevocably undertook to waive any rights or interests in such assets and not to make any assertions in connection with the equity interests in Hangzhou Tuya Technology held by his/her spouse. Moreover, each spouse agreed that the disposition of the equity interest in Hangzhou Tuya Technology which is held by and registered under the name of his/her spouse shall be made pursuant to the above-mentioned exclusive business cooperation agreement, exclusive option agreement and powers of attorney, as amended from time to time. In addition, in the event that any of them obtains any equity interest in Hangzhou Tuya Technology held by their respective spouses for any reason, such spouse agreed to be bound by similar obligations and agreed to enter into similar contractual arrangements. Each signing spouse undertook that in the event of death, bankruptcy, incapacity, divorce of his/her spouse, or any circumstance that may affect the exercise of his shareholder rights in Hangzhou Tuya Technology, the signing spouse will not, under any circumstances and in any way, take any action that may affect or hinder the obligations of her spouse under the above contractual arrangements.

4.D.Property, Plant and Equipment

Our principal executive office is located in Hangzhou, China under a lease that will expire in 2026. In addition, we operate internationally with local headquarters in the United States, Europe, India and Japan, among other locations. As of December 31, 2022, we leased 16 properties with a gross floor area of approximately 25,132.60 square meters in China. These offices are leased, and we do not own any real property. We believe that our current facilities are adequate to meet our current needs.

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

5.A.Operating Results

KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our results of operations and financial condition are affected by the general factors driving the global IoT industry, including, among others, economic growth of major economies, the increase in per capita disposable income, consumer demand for smart devices, stability of the global supply chain, any global epidemics, new and innovative technologies, competition, and government regulations. Unfavorable changes in any of these general industry conditions could negatively affect demand for our products and services and materially and adversely affect our results of operations. In addition, we believe our results of operations are primarily and more directly affected by the following specific factors.

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

Expanding Usage by Existing Customers

We have amassed a large and diversified customer base covering a wide spectrum of verticals. We believe that there are significant growth opportunities within our existing customers. As our platform is built to be product- and brand-agnostic, many customers using our IoT cloud development platform for one product category expand to more brands, categories and use cases in order to maximize the benefits of our platform and ensure consistent, high quality IoT experience for their end users. Through the increase in usage, we grow more brands and OEMs on our platform into larger customers, such as premium customers who contribute more than US$100,000 of revenue during the immediately preceding 12-month period. As this trend continues, our brand awareness also increases, generating word-of-mouth referrals that not only attract more brands, developers and partners, but also lead to growing end user demand, better user insights and a more vibrant IoT ecosystem. We expect to expand into additional product categories and use cases to expand cross- and up-selling opportunities and continue to invest in sales and marketing and customer success activities to achieve additional revenue growth from existing customers. We believe that these efforts will have a long-term, positive impact on our business and results of operations.

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

Seasonality and macroeconomic environment

We have in the past experienced, and expect in the future to continue to experience, seasonal fluctuations in our revenue from time to time, with the fourth quarter historically being our strongest quarter for sales to new and existing customers, as a result of the holiday season and customers’ buying patterns. We have experienced lower growth in revenue in the first quarter as a result the reduced output of OEM customers located in China due to the Lunar New Year holidays. We expect the historical seasonality trends to continue to impact our results of operations and financial condition. However, certain unique events may cause the historical seasonal trends and patterns to temporarily no longer apply, such as high global inflation weakening consumption sentiment and dampening enterprises’ confidence in doing business, downstream inventory backlog disrupting enterprises’ business and operating plans, and supply chain disruption interfering with the delivery of goods.

Revenue Mix

Our products and services primarily consist of IoT PaaS, smart device distribution, Industry SaaS and cloud-based value-added services, etc. Our results of operations are affected by our product mix, as different products have a range of different margins and profitability profiles. For example, an increase in the revenue contribution from Industry SaaS, which typically has a higher margin than IoT PaaS or smart device distribution, generally leads to an increase in our overall profit margin. Our product mix may shift over time due to a variety of factors, including customer demands and preferences, competition, our ability to maintain and expand customer relationships, our ability to forecast market and technology trends, and our sales and marketing efforts. We continuously monitor our revenue mix and seek to increase revenue contribution from products and use cases with attractive margin profiles.

Effective Cost and Expense Control

Our results of operations are affected by our ability to control our costs and operating expenses. Since a significant portion of our costs relates to the modules and cloud infrastructure services from third parties, our cost control depends significantly on our ability to estimate customer demand properly in order to inform our procurement decisions. With respect of product development, we have strategically streamlined our research and development team and operations. We intend to optimize our costs and operating expenses by achieving increasing economies of scale and improved cost-efficiency as we continue to invest in R&D. With respect to sales and marketing expenses, we have proactively adjusted our market spending and undergone strategic refinement of the sales and marketing team. We expect to continue to improve our sales and marketing efficiency and benefit increasingly from the network effect of our enhanced brand awareness. We also intend to optimize our administrative expenses by enhancing our level of management, strengthening efforts in controlling professional expenditure, streamlining our internal workflows, and leveraging technology to drive convenience, cost-efficiency and productivity. By well implementing a series of initiatives on efficiency improvement, excluding share-based compensation expenses, our operating expenses in 2022 decreased by 23.1% to US$188.6 million in 2022 from US$245.3 million in 2021, and our loss from operations narrowed by 15.6% to US$99.2 million in 2022 from US$117.5 million in 2021.

Effect of Currency Translation

We currently derive the majority of our revenue from IoT PaaS generated primarily through our contracts with OEMs located in the PRC. Such revenue is predominantly denominated in RMB. We operate internationally with local offices in the United States, Europe, India and Japan, among other locations, and expect that our international activities will continue to grow over the foreseeable future as we pursue opportunities in existing and new markets. Our reporting and functional currency is the U.S. dollar. The financial statements of our subsidiaries and the VIE using functional currencies other than the U.S. dollar, such as RMB, are translated to the U.S. dollar. As a result, as RMB or other currencies in which we generate revenue depreciate or appreciate against the U.S. dollar, our revenue presented in U.S. dollars will be negatively or positively affected. See “Item 11. Quantitative and Qualitative Disclosure about Market Risk—Foreign exchange risk.”

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

	For the year ended December 31,
	2020	2021	2022
Number of IoT PaaS customers(1)	3,296	5,527	5,108

Note:

(1)	The decrease in the number of IoT PaaS customers we served from 2021 to 2022 was primarily due to the reducing order sizes of customers under macroeconomic headwinds discussed in “Item 4.B. Business Overview—Overview” and “Item 4.B. Business Overview—Our customers”.

Number of Premium IoT PaaS Customers

While we continue to grow IoT PaaS customers across all sizes, over time, we focus on growing the number of our premium customers to scale our business. We define a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of revenues during the immediately preceding 12-month period.

	For the trailing 12-month period ended
	December 31,
	2020	2021	2022
Number of premium IoT PaaS customers(1)	188	311	263

Note:

(1)	Starting from the end of 2021, we have been strategically optimizing our customer base, to focus on key account customers. These efforts, as well as the macroeconomic headwinds, resulted in the decrease in the number of IoT PaaS customers we served from 2021 to 2022.

Dollar-based Net Expansion Rate for IoT PaaS

Our ability to maintain long-term revenue growth depends on our ability to increase customers’ usage of our platform over time and grow revenues generated from existing customers. An important way for us to track our performance in this area is by measuring dollar-based net expansion rate for our IoT PaaS.

To calculate the dollar-based net expansion rate for IoT PaaS for the current period, we first specify a measurement period consisting of the trailing two years from the current period end. Next, we define as our “cohort” the population of IoT PaaS customers for the first year of the measurement period (i.e., those who have placed at least one order for IoT PaaS during that year). We then calculate the dollar-based net expansion rate as the quotient obtained by dividing the IoT PaaS revenues from this cohort in the second year of the measurement period by the IoT PaaS revenues from the same cohort in the first year of such measurement period.

	For the trailing 12-month period ended
	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2020	2021	2021	2021	2021	2022	2022	2022	2022
Dollar-based net expansion rate for IoT PaaS	181%	210%	211%	179%	153%	122%	84%	63%	51%

The dollar-based net expansion rate for our IoT PaaS is affected by customers’ purchase cycles, which could fluctuate from time to time within a year, as well as a number of other factors, including new product introductions, customer mix, promotional activities, and the variable timing and amount of customer purchases. As a result, the dollar-based net expansion rate for our IoT PaaS for the trailing 12-month period ended the last day of each quarter is an inherently volatile metric.

Maintaining a high dollar-based net expansion rate demonstrates our strong ability to continue to expand customers’ usage of our platform over time and grow revenues generated from existing customers. For the trailing 12-month period ended December 31, 2020, March 31, 2021, June 30, 2021, September 30, 2021, and December 31, 2021, the dollar-based net expansion rates for IoT PaaS were 181%, 210%, 211%, 179% and 153%, respectively, demonstrating the strong value proposition provided to our customers and the thriving ecosystem with network effects enabled by our IoT development platform. However, during the second half of 2021, several significant events occurred that had a negative impact on the subsequent global economy. Shipping disruptions caused delays in delivery of products, resulting in many products missing the peak holiday sales season. Inflation caused by factors such as pandemic subsidies has affected consumer sentiment, and has been ongoing for more than a year. The mismatch between supply and demand led to an excess of inventory, which further weakened the confidence of downstream enterprises. Therefore, many enterprises became very cautious about placing orders with their suppliers and made efforts in reducing inventory level throughout 2022, especially in the second half. As a result, our revenue declined in 2022, although we have maintained a very steady relationship with our core customers. The dollar-based net expansion rate for IoT PaaS declined from 122% as of March 31, 2022, to 84% as of June 30, 2022, then to 63% as of September 30, 2022, and further to 51% as of December 31, 2022.

IMPACT OF COVID-19

The COVID-19 pandemic, including the emergence of the Omicron variant, has in the past caused temporary disruption to our operations and those of our customers, suppliers and other business partners. For example, the pandemic has caused significant logistical challenges to the global supply chains, resulting in disrupted shipping lanes, labor and material shortage and weakened consumer demand for smart devices, all of which have negatively impacted our business and results of operations. The travel restrictions and social distancing guidelines imposed by governments globally have also reduced international travels and in-person meetings, which in turn limited our ability to engage in in-person marketing with brands, particularly those brands based in the United States and Europe.

Until recently, the COVID-19 pandemic has gradually subsided; however, it remains highly uncertain and difficult to predict how quickly and to what extent normal economic and operating conditions can resume. Accordingly, the full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations, cash flows and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—The COVID-19 pandemic has disrupted our and our business partners’ operations and it, or any future health epidemic or other adverse public health developments, may continue to do so.”

Nevertheless, we believe that the value of software-enabled IoT experience and the connectivity, convenience and efficiency that it enables is heightened throughout the pandemic. People’s interactions with IoT devices have increased as they continue to work, learn, and play from home. Businesses and organizations are increasingly relying on IoT technologies to perform tasks that can be no longer handled manually due to COVID-19-related closures.

KEY COMPONENTS OF CONSOLIDATED STATEMENTS OF LOSS

Revenue

We generate revenue from three sources, namely (i) IoT PaaS; (ii) smart device distribution; and (iii) SaaS and others. The following table sets forth a breakdown of our revenue, in absolute amounts and as percentages of total revenue, for the years indicated.

	For the year ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue
IoT PaaS	151,677	84.3	261,360	86.5	152,914	73.5
Smart device distribution	22,071	12.3	22,153	7.3	25,446	12.2
SaaS and others	6,126	3.4	18,563	6.2	29,812	14.3
Total	179,874	100.0	302,076	100.0	208,172	100.0

IoT PaaS. We generate IoT PaaS revenue mainly from the fees charged to customers based on the number of IoT PaaS products we deploy.

Smart device distribution. We generate revenue from sales to select customers on an on-demand basis of finished smart devices with IoT PaaS deployed and sourced from qualified OEMs. We strategically position smart device distribution as a way to nurture long-term customer relationships and have historically operated it at a relatively moderate scale. As a result, the differences in the revenues from smart distribution services between historical periods have been primarily due to varying timing and amounts of the customers’ demands and purchases.

SaaS and others. We generate our SaaS and others revenue mainly from (i) the subscription fees charged to customers of Industry SaaS, and (ii) the fees that we receive for certain value-added services we offer to brands and OEMs, such as AI-powered virtual assistants, and cloud-based services we offer directly to end users of Tuya-powered smart devices, and for projects such as Cube smart private cloud solution deployment.

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

The following table sets forth a breakdown of our costs of revenue, in absolute amounts and as percentages of revenue, for the years indicated.

	For the year ended December 31,
	2020		2021		2022
		% of		% of		% of
	US$	revenue	US$	revenue	US$	revenue
	(in thousands, except for percentages)
Cost of revenue
IoT PaaS	97,244	54.1	150,486	49.8	89,998	43.2
Smart device distribution	19,198	10.7	18,849	6.3	22,491	10.8
SaaS and others	1,495	0.8	4,874	1.6	6,260	3.0
Total	117,937	65.6	174,209	57.7	118,749	57.0

Our cost of revenue has been and will continue to be affected by a number of factors, including economies of scale, improved efficiency achieved through effective R&D, and product mix, among other things.

Gross Profit and Gross margin

The following table sets forth a breakdown of our gross profit and gross margin for the years indicated.

	For the year ended December 31,
	2020		2021		2022
	Gross	Gross	Gross	Gross	Gross	Gross
	profit	margin	profit	margin	profit	margin
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Gross profit and gross margin
IoT PaaS	54,433	35.9	110,874	42.4	62,916	41.1
Smart device distribution	2,873	13.0	3,304	14.9	2,955	11.6
SaaS and others	4,631	75.6	13,689	73.7	23,552	79.0
Total	61,937	34.4	127,867	42.3	89,423	43.0

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

Other Operating (Expenses)/Incomes, Net

Other operating (expenses)/incomes, net primarily consist of tax refund and various general subsidies for enterprises.

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

Hong Kong

Our subsidiaries in Hong Kong, including Tuya (HK) Limited, our wholly owned subsidiary, are subject to Hong Kong profits tax on their activities conducted in Hong Kong at a uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their qualified foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. During 2020, 2021 and 2022, no provision for Hong Kong profits tax was made as we had no estimated taxable income that was subject to the Hong Kong profits tax.

PRC

Our subsidiaries and consolidated VIE in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the Enterprise Income Tax Law of the People’s Republic of China, or the PRC EIT Law, which was amended on December 29, 2018 and became effective on the same date and the Regulation on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China, which was amended on April 23, 2019 and became effective on the same date, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Tuya Information, our wholly owned PRC subsidiary, is eligible to enjoy a preferential tax rate of 15% in 2020, 2021 and 2022, to the extent it has taxable income under the EIT Law. Tuya Information completed its renewal application for the High and New Technology Enterprise (the “HNTE”) qualification in 2021, and it will continue qualifying as an HNTE, which entitles it to enjoy the 15% beneficial tax rate for the years ending December 31, 2023 and 2024. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to VAT on the products sold and services provided. We are also subject to surcharges on VAT payments in accordance with PRC law. The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, which became effective on January 1, 1994 and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) were promulgated by the MOF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC territory are VAT taxpayers. On March 20, 2019, the MOF, the SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepening the Reform of Value-Added Tax. Pursuant to this announcement, the generally applicable VAT rates are simplified as 13%, 9%, 6%, and 0%, which became effective on April 1, 2019, and the VAT rate applicable to the small-scale taxpayers is 3%.

As a Cayman Islands holding company, Tuya Inc. may receive dividends from our PRC subsidiaries through Tuya (HK) Limited. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, and may be subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion, which was signed on August 21, 2006, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise (i) directly holds at least 25% of the PRC enterprise, (ii) is a tax resident in Hong Kong and (iii) could be recognized as a Beneficial Owner of the dividend from a PRC tax perspective. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or the SAT Notice, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In October 2019, the State Administration of Taxation issued the Announcement of the State Taxation Administration on Issuing the Measures for Non-resident Taxpayers’ Enjoyment of Treaty Benefits, or the SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Tuya (HK) Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries, if it satisfies the conditions prescribed under the SAT Notice and other relevant tax rules and regulations. However, according to the SAT Notice and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have to be for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

In addition, our PRC subsidiaries are also required to withhold a 10% (or 7% if paid to a Hong Kong resident who qualifies for the benefits of the tax treaty between China and Hong Kong) tax on interest paid under any cross-border shareholder loan. Prior to the payment of any interest and principal on any such shareholder loan, our PRC subsidiaries must present evidence of registration with SAFE regarding any such shareholder loan and may be required to provide evidence of payment of withholding tax on the interest payable on that shareholder loan.

DISCUSSION OF RESULTS OF OPERATIONS

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

Revenue

Our revenue decreased by 31.1% from US$302.1 million for 2021 to US$208.2 million for 2022, primarily due to the decrease in IoT PaaS revenue, partially offset by the increase in smart device distribution revenue and SaaS and others revenue.

●	IoT PaaS. Our revenue generated from IoT PaaS decreased by 41.5% from US$261.4 million for 2021 to US$152.9 million for 2022, primarily because our customers have become more prudent and conservative in their purchases due to rising global inflation, especially in North America and Europe, which resulted in weakened discretionary consumer spending. In addition, revenue was adversely impacted by high inventory backlog in the supply chain caused by the mismatch of supply and demand in the consumer discretionary sector amid continued inflation, which is expected to be consumed by the downstream over time. Moreover, foreign exchange rate fluctuations negatively impacted our IoT PaaS revenue in 2022 by 2.4 percentage points, and the COVID-19 situation and the related public prevention policy during the year also negatively affected our selling, marketing and operating activities across the globe.
●	Smart device distribution. Our revenue generated from smart device distribution increased by 14.9% from US$22.2 million for 2021 to US$25.4 million for 2022. Changes in smart distribution revenue between periods were primarily due to the varying timing and amounts of customer demands and purchases.

●	SaaS and others. Our revenue generated from SaaS and others increased by 60.6% from US$18.6 million for 2021 to US$29.8 for 2022, sustaining a strong annual growth momentum in 2022, as we made continued efforts in offering value-added services and various software products with strong value proposition to our customers.

Cost of revenue

Our cost of revenue decreased by 31.8% from US$174.2 million for 2021 to US$118.7 million for 2022, in line with the decrease in our revenue.

Gross profit and gross margin

As a result of the foregoing, our gross profit decreased by 30.1% from US$127.9 million for 2021 to US$89.4 million for 2022. Our gross margin increased from 42.3% for 2021 to 43.0% for 2022.

●	IoT PaaS. The gross profit of IoT PaaS decreased by 43.3% from US$110.9 million for 2021 to US$62.9 million for 2022. The gross margin of IoT PaaS decreased from 42.4% for 2021 to 41.1% for 2022, primarily due to an increase in accrued inventory allowance of certain slow-moving IoT chips and raw materials in relation to the IoT PaaS business.
●	Smart device distribution. The gross profit of smart device distribution decreased by 10.6% from US$3.3 million for 2021 to US$3.0 million for 2022. The gross margin of smart device distribution decreased from 14.9% for 2021 to 11.6% for 2022, mainly due to normal fluctuations caused by different customer mix, as margin profiles vary across our smart device customers, and variable timing and amount of customer purchases from period to period.
●	SaaS and others. The gross profit of SaaS and others increased by 72.1% from US$13.7 million for 2021 to US$23.6 million for 2022. The gross margin of SaaS and others increased from 73.7% for 2021 to 79.0% for 2022, due to changes in the mix of products and services.

Research and development expenses

Our research and development expenses decreased by 16.8% from US$174.3 million for 2021 to US$144.9 million for 2022. The decrease was mainly attributable to a decrease of US$32.1 million in employee-related costs resulting from our strategic streamlining of the research and development team. This initiative was aimed at driving operational efficiency and shifting focus towards strategies that better balance business growth and profitability timelines. The decrease was partially offset by US$7.3 million one-off additional costs associated with headcount optimization. As of December 31, 2021 and 2022, we had 2,561 and 1,313 research and development employees, respectively.

Sales and marketing expenses

Our sales and marketing expenses decreased by 26.2% from US$75.4 million for 2021 to US$55.7 million for 2022. The decrease was mainly attributable to a decrease of US$10.6 million in employee-related costs, resulting from our strategic streamlining of the sales and marketing team, and a decrease of US$8.3 million in marketing spending, as part of our efforts to control expenditures and improve sales and marketing efficiency following the COVID-19 pandemic. As of December 31, 2021 and 2022, we had 719 and 384 sales and marketing employees, respectively.

General and administrative expenses

Our general and administrative expenses decreased by 5.7% from US$71.6 million for 2021 to US$67.5 million for 2022, mainly due to our continued efforts to control expenditures on professional services and operating overheads. The decrease was partially offset by an increase of US$2.7 million in share-based compensation. As of December 31, 2021 and 2022, we had 183 and 135 general and administrative employees, respectively.

Other operating incomes, net

Our other operating incomes, net, increased by 6.8% from US$9.8 million for 2021 to US$10.5 million for 2022, which was mainly attributable to the receipts of software VAT refund and various general subsidies for enterprises.

Other income

We generated other income of US$8.6 million and US$23.9 million, respectively, for 2021 and 2022. The increase in other income was mainly due to (i) an increase in financial income, net, of US$11.3 million, primarily arising from our investments in short-term wealth-management products; and (ii) a change from net foreign exchange loss of US$0.6 million in 2021 to net foreign exchange gain of US$2.4 million in 2022, due to the significant fluctuation in foreign exchange rates in 2022.

Income tax expenses

Our income tax expense increased from US$0.5 million for 2021 to US$1.9 million for 2022, primarily attributable to an increase in taxable profits of certain of our subsidiaries.

Net loss for the year

As a result of the foregoing, we recorded net loss of US$175.4 million and US$146.2 million for 2021 and 2022, respectively.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

For a detailed description of the comparison of our operating results for the year ended December 31, 2021 to the year ended December 31, 2020, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Discussion of Results of Operations—Year Ended December 31, 2021 Compared with Year Ended December 31, 2020” beginning on page 118 of our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 28, 2022 (File No. 001-40210).

NON-GAAP FINANCIAL MEASURE

We use adjusted loss for the year, which is a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that non-GAAP adjusted loss for the year provides useful information about our results of operations and enhances the overall understanding of our past performance and future prospects. We believe that such non-GAAP financial measure facilitates comparisons of operating performance from year to year and company to company. We believe that non-GAAP financial measure provides useful information to investors in understanding and evaluating our consolidated results of operations in the same manner as it helps our management.

The use of a non-GAAP financial measure has limitations as an analytical tool. Non-GAAP adjusted loss for the year should not be considered in isolation or construed as an alternative to loss from operations, or net loss for the year. Investors are encouraged to review non-GAAP adjusted loss for the year and the reconciliation to its most directly comparable U.S. GAAP measure. Non-GAAP adjusted loss for the year presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Non-GAAP adjusted loss for the year represents net loss for the year excluding share-based compensation expenses. The table below sets forth a reconciliation of our net loss for the year to non-GAAP adjusted loss for the year for the years indicated. Share-based compensation expenses relate to the share-based awards that we grant to employees and directors. We exclude share-based compensation expenses from our non-GAAP financial measure because such expenses can vary significantly from year to year based on our share price, as well as the timing, size and nature of equity awards granted. Our management believes the exclusion of such expenses facilitates the ability of investors to compare our operating results with those of other companies in the industry in which we operate, many of which also exclude share-based compensation expenses in determining their non-GAAP financial measures.

	For the year ended December 31,
	2020	2021	2022

	(US$ in thousands)

Net loss for the year	(66,912)	(175,424)	(146,175)
Adjustment:
Share-based compensation expenses	9,446	66,089	69,019
Non-GAAP adjusted loss for the year	(57,466)	(109,335)	(77,156)

We recorded non-GAAP adjusted loss for the year of US$57.5 million, US$109.3 million and US$77.2 million, respectively, in 2020, 2021 and 2022, primarily because we have been focused on expanding our IoT cloud development platform, growing our customer base and fostering our developer community, rather than seeking immediate financial returns or profitability, in order to lay a solid foundation for our long-term growth.

5.B.Liquidity and Capital Resources

CASH FLOWS AND WORKING CAPITAL

Our principal sources of liquidity have been cash generated from private sales and public offerings of equity securities, as well as cash from our business operations. As of December 31, 2022, we had US$954.3 million in cash and cash equivalents and short-term investments. Of our cash and cash equivalents, US$101.5 million were held by our subsidiaries in the PRC; US$24.3 million, mainly denominated in U.S. dollars, were held by our subsidiaries in Hong Kong; and US$7.4 million, mainly denominated in U.S. dollars, EUR, and Japanese Yen, were held by Tuya Inc. and our other overseas subsidiaries. Our cash and cash equivalents and short-term investments primarily include cash in bank, time deposits placed with banks or other financial institutions, structured deposits and wealth management products issued by banks. We believe that our current cash and cash equivalents, balance of short-term investments and anticipated cash flows from operations will be sufficient to meet our anticipated cash needs, including cash needs for working capital and capital expenditures, for at least the next 12 months.

We intend to finance our future working capital requirements and capital expenditures with anticipated cash generated from operating activities and funds raised from financing activities. However, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, scale our infrastructure, develop product enhancements and to respond to business challenges could be significantly impaired, and our business, operating results and financial condition may be adversely affected. See “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—We may require additional capital to support our business and response to business opportunities, and this capital might not be available on favorable terms, if at all.”

Historically, we have not been profitable or generated positive operating cash flows. We incurred a net loss of US$175.4 million and US$146.2 million in 2021 and 2022, respectively. Our net cash used in operating activities were US$126.1 million and US$70.7 million in 2021 and 2022, respectively. If we are unable to achieve and sustain profitability, or if we continue to experience net cash operating outflows in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry—We have a history of net loss and net cash operating outflow and may not be able to achieve or sustain profitability in the future.”

The following table presents our consolidated cash flow data for the years presented.

	For the year ended
	December 31,
	2020	2021	2022

	(US$ in thousands)
Net cash used in operating activities	(49,211)	(126,103)	(70,654)
Net cash used in investing activities	(7,852)	(112,957)	(714,225)
Net cash (used in)/generated from financing activities	(172)	1,041,802	(38,582)
Effect of exchange rate changes on cash and cash equivalents, restricted cash(1)	2,903	2,879	(7,954)
Net (decrease)/increase in cash and cash equivalents, restricted cash(1)	(54,332)	805,621	(831,415)
Cash and cash equivalents, restricted cash(1) at the beginning of the year	213,287	158,955	964,576
Cash and cash equivalents, restricted cash(1) at the end of the year	158,955	964,576	133,161

Note:

(1)	Restricted cash represents cash that cannot be withdrawn without the permission of third parties. Our restricted cash is substantially cash balance on deposit required by our business partners and commercial banks. The restricted cash balance for the year ended December 31, 2020 related to cash preservation for an ongoing dispute between us and one of our customers associated with smart devices sold to this customer. Such restricted cash was released from restriction in February 2021 due to the settlement reached between us and such customer. The restricted cash balance for the year ended December 31, 2021 related to deposits for foreign currency forward contracts, which were subsequently released from the restriction in January 2022. The restricted cash balance for the year ended December 31, 2022 was nil.

Net Cash Used in Operating Activities

Net cash used in operating activities was US$70.7 million in 2022. The difference between our net loss of US$146.2 million and the net cash used in operating activities was mainly due to (i) share-based compensation of US$69.0 million, (ii) a decrease in accounts receivable of US$20.2 million, and (iii) a decrease in inventories of US$13.1 million, caused by utilizing our previously stocked materials, partially offset by a decrease in accruals and other payables of US$24.3 million, due to our improved working capital and inventory management.

Net cash used in operating activities was US$126.1 million in 2021. The difference between our net loss of US$175.4 million and the net cash used in operating activities was mainly due to (i) share-based compensation of US$66.1 million, (ii) an increase in accruals and other payables of US$19.1 million, largely driven by our overall business growth, (iii) amortization of right-of-use assets of US$7.0 million, and (iv) an increase in deferred revenue of US$5.9 million, driven by the rapid growth in our loT PaaS and Industry SaaS as well as the increased number of loT PaaS customers enrolled in our membership programs, partially offset by (i) an increase in inventories of US$22.1 million, and (ii) an increase in accounts receivable of US$23.4 million, both of which are largely driven by our business and customer base expansion in 2021.

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

Net Cash Used in Investing Activities

Net cash used in investing activities was US$714.2 million in 2022, which was primarily attributable to (i) payment for short-term investments of US$1,257.7 million, and (ii) payment for long-term investments of US$1.6 million, partially offset by proceeds from disposal of short-term investments of US$543.8 million. Our short-term investments mainly include time deposits and wealth management products offered by banks or other financial institutions in the PRC.

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

Net Cash (Used in)/Generated from Financing Activities

Net cash used in financing activities in 2022 was US$38.6 million, which was due to payment for repurchase of ordinary shares of US$48.7 million, partially offset by (i) net proceeds from issuance of Class A ordinary shares upon the Hong Kong Listing of US$9.1 million, and (ii) proceeds from exercise of share options of US$1.0 million.

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

Net cash used in financing activities in 2020 was US$0.2 million, which was due to payments of deferred offering costs of US$0.2 million, partially offset by subscription contributions from shareholders of US$0.01 million.

MATERIAL CASH REQUIREMENTS

Our material cash requirements as of December 31, 2022 and any subsequent interim period include primarily our working capital and operating expenditure needs, capital expenditures, services purchase commitments and operating lease commitments.

Other than the capital expenditures, services purchase commitments and operating lease commitments, as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022. We did not have future minimum capital commitments as of December 31, 2022.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of property, equipment and software. Our capital expenditures were US$3.2 million, US$6.2 million and US$0.7 million in 2020, 2021 and 2022, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our public offering of equity securities.

Services Purchase Commitments

As of December 31, 2022, our services purchase commitments were as follows:

	Total	Less Than 1 year	1-3 years	3-5 years

	(US$ in thousands)
Purchase obligations(1)	24,604	6,479	15,000	3,125

Note: Purchase obligations represent US$24,604 thousand of remaining non-cancellable contractual commitments as of December 31, 2022, related to one of our third-party cloud infrastructure agreements, under which we committed to spend an aggregate of at least US$37,500 thousand between June 1, 2021 and May 31, 2026 with minimum purchase commitment. We had made payments of US$15,774 thousand in total under this agreement as of December 31, 2022.

Operating lease commitments

We had outstanding commitments on several non-cancellable operating lease agreements. Operating lease commitment within one year or less lease term as of December 31, 2022 was US$33 thousand. We have elected not to recognize these operating lease commitment any lease liability or right-of-use asset, therefore they are not yet reflected in the consolidated financial statements.

HOLDING COMPANY STRUCTURE

Tuya Inc. is a holding company with no material operations of its own. We conduct our operations mainly through our PRC and other overseas subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Pursuant to the law applicable to China’s foreign-invested enterprises, our subsidiaries that are foreign-invested enterprises in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) the general reserve fund, (ii) the enterprise expansion fund and (iii) the staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiary’s discretion. In accordance with the Company Law, the VIE in China must make appropriations from its after-tax profit to non-distributable reserve funds, including (i) the statutory surplus fund and (ii) the discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the VIE. Appropriation to discretionary surplus fund is made at the discretion of the VIE.

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide RMB funding to the VIE only through entrusted loans.

5.C.Research and Development, Patents and Licenses, etc.

Our IoT cloud development platform and proprietary cutting-edge IoT technologies have been primarily developed in-house. See “Item 4. Information on the Company—4.B. Business Overview—Research & Development.”

5.D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E.Critical Accounting Estimate

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

Lower of cost or net realizable value provision for inventories

Inventories comprised finished goods, work in process, raw materials and low value consumables and spare parts. Inventories are stated at the lower of cost and net realizable value. In determining excess or obsolescence reserves for inventories, we consider assumptions such as aging profile, historical consumption projection, estimated future selling prices and selling expenses of the respective inventories. If in any period we anticipate a change in assumptions such as future demand or market conditions to be less favorable than our previous estimates, additional inventory write-downs may be required and would be reflected in cost of sales, resulting in a negative impact to our gross margin in that period. If in any period we are able to sell inventories that had been written down to a level below the ultimate realized selling price in a previous period, related revenue would be recorded with a lower or no offsetting charge to cost of sales resulting in a net benefit to our gross margin in that period.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xueji (Jerry) Wang	40	Co-chairman, Founder, Chief Executive Officer
Liaohan (Leo) Chen	40	Co-chairman, Founder, President
Yi (Alex) Yang	41	Director, Co-founder, Chief Operation Officer
Yao (Jessie) Liu	47	Director, Senior Vice President, Chief Financial Officer
Ruixin Zhou	40	Co-founder, Chief Technology Officer
Jing Hong	49	Non-executive Director
Sidney Xuande Huang	57	Independent Non-executive Director
Changheng Qiu	47	Independent Non-executive Director
Meng Xiong Kuok (alias GUO Mengxiong)	41	Independent Non-executive Director
Pak Tung Jason Yip	40	Independent Non-executive Director

Xueji (Jerry) Wang founded Tuya in 2014 and currently serves as the co-chairman of our board of directors and our chief executive officer. Mr. Wang is responsible for the overall strategies, management, corporate culture, and commercial suitability and sustainability of products of Tuya. Mr. Wang has over seven years of experience in IoT industry and about 19 years of experience focusing on software technology, including over 12 years of experience in elastic cloud computing technologies. Prior to founding Tuya, Mr. Wang founded PHPWind, one of the most popular open source forums software in China, in 2003. In 2006, Mr. Wang established Hangzhou Detian Information Technology Co., Ltd. to officially commercialize PHPWind business from 2006 to May 2008. In May 2008, PHPWind was acquired by Hangzhou Ali Technology Co., Ltd., a subsidiary or consolidated affiliated entity of Alibaba Group Holdings Limited (a company listed on the NYSE, symbol: BABA, and secondarily listed on the Stock Exchange, stock code: 9988) (together with its subsidiaries and its consolidated affiliated entities, “Alibaba Group”). From May 2008 to February 2014, Mr. Wang worked at Alibaba Group, where he served as a senior director and he was responsible for leading and launching a number of major technology and product innovations for Alibaba Cloud and Alipay, including Alibaba’s Quick Reference code (“QR Code”) payment system. Mr. Wang received a bachelor’s degree in information and technology science from Zhejiang Sci-Tech University in the PRC in June 2005. Mr. Wang was recognized by Forbes as a member of China’s Thirty Entrepreneurs under 30 in February 2012, and was named by Fortune China as one of China’s Forty Business Elites under 40 in April 2021.

Liaohan (Leo) Chen co- founded Tuya in 2014 and currently serves as the co-chairman of our board of directors and our president. Mr. Chen is responsible for the overall strategies, management, business development and overall customer relationship of Tuya. Prior to co-founding Tuya, Mr. Chen co-founded PHPWind. Mr. Chen served as the management at Hangzhou Detian Information Technology Co., Ltd. from 2006 to May 2008. Mr. Chen served as an operations director at Alibaba Group, where he worked on Alibaba Cloud and Alibaba’s O2O business, leading the application of technology and business operation, from May 2008 to May 2014. Mr. Chen received a bachelor’s degree in information and computing science from Zhejiang Sci-Tech University in the PRC in June 2005, and received a master’s degree in computer applied technology from Zhejiang Sci-Tech University in the PRC in July 2010.

Yi (Alex) Yang co-founded Tuya in 2014 and currently serves a director and our chief operation officer. Mr. Yang is responsible for human resources, government relations and daily operations of Tuya. Prior to co-founding Tuya, Mr. Yang worked as a business development senior expert at Alibaba Group from April 2011 to May 2015, where he was responsible for developing business opportunities for multiple projects, including mobile payment at Alibaba’s O2O business and Alibaba Cloud. Mr. Yang received a bachelor’s degree in international business and economics from Guangdong University of Foreign Studies in the PRC in July 2004.

Yao (Jessie) Liu has served as our senior vice president and chief financial officer since May 2019 and has served as our director since March 2021. Ms. Liu is responsible for capital market, investment, finance, legal and internal controls, strategy analysis and planning of Tuya. Prior to joining Tuya, Ms. Liu worked at Deutsche Bank Group from July 2007 to December 2009, where her last position was associate in the global banking division. Ms. Liu worked at UBS AG from December 2009 to May 2014, where her last position was executive director in the investment bank division. Prior to May 2016, Ms. Liu worked at Red Capital Group Limited. From May 2016 to July 2018, Ms. Liu was the founding partner of RJ Capital Group. Ms. Liu had been an independent non-executive director at Zhengzhou Coal Mining Machinery Group Co., Ltd. (a company listed on the Hong Kong Stock Exchange, stock code: 564; a company listed on Shanghai Stock Exchange, stock code: 601717) from June 2014 to June 2020. Ms. Liu received a bachelor’s degree in materials chemistry from Xiamen University in the PRC in July 1996, and a master’s degree in business administration from the University of Pennsylvania in the United States in May 2007.

Ruixin Zhou co-founded Tuya in 2014 and has served as our chief technology officer since June 2014. Mr. Zhou is responsible for the overall technology research and development of the products of Tuya. Mr. Zhou has been leading our technology teams and is playing a vital role in building the Tuya IoT cloud platform. Mr. Zhou has over 11 years’ experience in cloud infrastructure development. Prior to co-founding Tuya, Mr. Zhou served as research and development, operation and maintenance engineer at Hangzhou Detian Information Technology Co., Ltd., which operated PHPWind from 2006 to May 2008, and was acquired by Alibaba Group in May 2008. Mr. Zhou served at Alibaba Group, where he was responsible for technical operations works in PHPWind and Alibaba Cloud, from May 2008 to April 2014. Mr. Zhou received a bachelor’s degree in information and computing science from Zhejiang Sci-Tech University in the PRC in June 2005.

Jing Hong has served as our director since March 2021. Ms. Hong is responsible for providing professional opinion and judgment to our board of directors. Ms. Hong has been engaged in growth stage private equity investment for over 15 years. Prior to joining Tuya, Ms. Hong worked at McKinsey & Company from August 1998 to June 2005, at which her last position was engagement manager. Ms. Hong was a senior associate at Warburg Pincus LLC from September 2005 to December 2005. Ms. Hong served in various positions in General Atlantic LLC from January 2008 to December 2012, including the principal, head of global emerging markets consumer sector, and managing director as her last position. Subsequently, Ms. Hong served as a partner in the investment research department of Zhuhai Gaoling Equity Investment Management Ltd. from January 2013 to February 2018, after which Ms. Hong founded Ningbo Gaocheng Houde Equity Investment Co., Ltd. as the founding partner. Ms. Hong is also the director of Gaocheng Holdings GP Ltd., the general partner of the investment fund which wholly owns GTY Holdings Limited. Ms. Hong received a bachelor’s degree in international finance and a master’s degree in management engineering from Tsinghua University in the PRC in July 1996 and June 1998, respectively. Ms. Hong also received a master’s degree in business administration from Harvard University in the United States in June 2005.

Sidney Xuande Huang has served as our director since July 2022. Mr. Huang is responsible for providing independent professional opinion and judgment to our board of directors. Mr. Huang has over 15 years of experience in the technology and internet industry. He is currently a senior advisor of JD.com, Inc. (a company listed on the Nasdaq, symbol: JD, and secondarily listed on the Stock Exchange, stock code: 9618) and was its chief financial officer from September 2013 until his retirement in September 2020, including the last three months as an executive coach to his successor. He has been an independent non-executive director of Kuaishou Technology (a company listed on the Stock Exchange, stock code: 1024) since February 2021 and an independent director of Yatsen Holding Limited (a company listed on the NYSE, symbol: YSG) since November 2020. Mr. Huang was a director of Bitauto Holdings Limited (a company which was listed on the NYSE and privatized in November 2020) from November 2010 to August 2020. Prior to joining JD.com, Inc. in September 2013, Mr. Huang had served multiple top management roles for VanceInfo Technologies Inc., including its co-president, chief operating officer and chief financial officer as well as the chief financial officer of its successor company, Pactera Technology International Ltd., after the merger. He was an investment banker at Citigroup Global Markets Inc. in New York from August 2002 to July 2004. He held various positions, including audit manager at KPMG LLP from January 1997 to August 2000 and qualified as a Certified Public Accountant in the State of New York in October 1999. Mr. Huang is currently a Foundation Fellow at St Anthony’s College of the University of Oxford where he was an Academic Visitor focusing on geo-economics from October 2021 to September 2022. He received an MBA degree from the J.L. Kellogg School of Management at Northwestern University in the United States in June 2002 and a bachelor’s degree in accounting from Bernard M. Baruch College of The City University of New York in the United States in February 1997.

Changheng Qiu has served as our director since July 2022. Mr. Qiu is responsible for providing independent professional opinion and judgment to our board of directors. Mr. Qiu is a founder of Kunteng (Hainan) Equity Investment Fund Management Co., Ltd. since July 2017. Prior to that, he served at Taobao (China) Software Co., Ltd. from December 2004 to May 2016, where his last position was vice president. Mr. Qiu received a bachelor’s degree in physics from Zhejiang University in the PRC in June 1997 and a MBA degree from Peking University in the PRC in June 2004.

Meng Xiong Kuok (alias GUO Mengxiong) has served as our director since July 2022. Mr. Kuok is responsible for providing independent professional opinion and judgment to our board of directors. Mr. Kuok has been the Chief Executive Officer of K3 Venture Partners Pte. Ltd. since January 2020. He worked as Vice President (Projects) at Shangri-La International Hotel Management Ltd from October 2012 to February 2017. Mr. Kuok has been an independent non-executive director of TVS Motor Company Limited (a company listed on the National Stock Exchange of India Ltd., symbol: TVSMOTOR) since March 2021. Mr. Kuok received his bachelor’s degree in science from Cornell University in the United States in January 2007.

Pak Tung Jason Yip has served as our director since July 2022. Mr. Yip is responsible for providing independent professional opinion and judgment to our board of directors. Mr. Yip worked in the audit division of PricewaterhouseCoopers in Canada from May 2003 to May 2007. He was a manager at PricewaterhouseCoopers in Hong Kong from June 2007 to June 2010. Mr. Yip worked in Alibaba Group Holding Limited (a company listed on the NYSE, symbol: BABA, and secondarily listed on the Stock Exchange, stock code: 9988) from June 2010 to May 2022, where he served as a senior director of finance, primarily responsible for the group’s financial reporting and technical accounting and share-based compensation administration and management. Mr. Yip received a bachelor’s degree of commerce from the University of British Columbia in Canada in May 2005. Mr. Yip qualified as a Chartered Accountant in Canada in January 2007 and has been a member of the Hong Kong Institute of Certified Public Accountants since September 2016.

6.B. Compensation

For the fiscal year ended December 31, 2022, the aggregate cash compensation paid or payable to our directors and executive officers was approximately US$1.0 million. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers, except to the extent required by applicable laws and regulations. Our PRC subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

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

Share Incentive Plan

2015 Equity Incentive Plan

We adopted an employee equity incentive plan, or the 2015 Plan, on December 23, 2014, which was amended in July 2020, February 2021 and June 2022. The purpose of the 2015 Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors, and consultants and to promote the success of our business.

The following paragraphs summarize the terms of the 2015 Plan.

Types of Awards. The 2015 Plan permits the awards of options, restricted shares and restricted share units as the plan administrator may determine.

Maximum Number of Class A Ordinary Shares. The overall limit on the number of the Class A ordinary shares underlying the awards pursuant to the 2015 Plan is 64,889,052, of which the total number of Class A ordinary shares which may be issued and/or transferred upon vesting or exercise of all options that may be granted pursuant to the 2015 Plan and any other share award schemes of our company in aggregate shall not exceed 10% of the total number of Class A ordinary shares in issue immediately upon the Hong Kong Listing, or the Plan Limit, being 49,914,656 Class A ordinary shares. Any equity awards in the form of options that were granted prior to the Hong Kong Listing under the 2015 Plan (including those outstanding, cancelled, lapsed in accordance with the 2015 Plan or exercised options) will not be counted for the purpose of the Plan Limit. The total number of Class A ordinary shares to be issued upon exercise of all outstanding options under the 2015 Plan and all other schemes of our company granted and yet to be exercised shall not exceed 30% of all the Class A ordinary shares in issue from time to time.

Plan Administration. The 2015 Plan shall be administrated by our board of directors or any committee designated by our board of directors.

Eligibility. Any employee, director or consultant of our company who is engaged by us to render consulting or advisory services to us shall be eligible to participate in the 2015 Plan.

Award Agreement. Each grant of an award under the 2015 Plan shall be evidenced by an award agreement between the participant and our company. Each award shall be subject to all applicable terms and conditions of the 2015 Plan and may be subject to any other terms and conditions that are not inconsistent with the 2015 Plan and that the plan administrator deems appropriate for inclusion in an award agreement. The provisions of the various award agreements entered into under the 2015 Plan need not be identical.

Terms and Conditions of Award. The award agreement shall set forth the provisions, terms, and conditions of each award including, but not limited to, the types of awards, award vesting schedule, number of awards to be granted and the number of shares to be covered by the awards, exercise price, any restrictions or limitations on the award and term of each award.

Exercise Price. The plan administrator determines the exercise price for each award, which shall not be lower than the fair market value per share on the date of grant, which shall not be less than the highest of (i) the closing sales price of the Class A ordinary shares as quoted on the principal exchange or system on which the Class A ordinary shares are listed (as determined by plan administrator) on the date of grant, (ii) the average closing sales price as quoted on the principal exchange or system on which the Class A ordinary shares are listed for the five business days immediately preceding the date of grant. The maximum exercisable term is 10 years from the date of grant. In the case of an option granted to a participant who, immediately prior to the grant, owns more than 10% of the total combined voting power of all classes of outstanding securities of our company or parent company or subsidiary of our company, the term of option shall not be exercisable after the expiration of five years from the date of grant. There is no additional amount payable on application or acceptance of the share option.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Maximum Entitlement of a Grantee. Unless approved by the shareholders in a general meeting, the total number of Class A ordinary shares issued and to be issued and/or transferred and to be transferred upon the vesting or exercise of the options granted to each participant in any 12-month period shall not (when aggregated with any Class A ordinary shares underlying the awards granted during such period under any other share award schemes of our company) exceed 1% of the Class A ordinary shares in issue for the time being.

Amendment, Suspension or Termination of the 2015 Plan. Unless terminated earlier, the 2015 Plan has a term of 10 years. With the approval of the board of directors of any plan amendment to the extent necessary or desirable to comply with applicable law, the plan administrator may at any time amend, alter, suspend, or terminate the 2015 Plan; no amendment, alteration, suspension, or termination of the 2015 Plan shall materially and adversely affect any award previously granted pursuant to the 2015 Plan unless mutually agreed between the participant and the administrator, which agreement must be in writing and signed by the participant and the company.

As of April 9, 2023, (i) options to purchase a total of 54,652,373 ordinary shares were outstanding under the 2015 Plan, and 35,656,123 of such options had vested and become exercisable; and (ii) restricted share units to receive a total of 10,378,625 ordinary shares were granted under the 2015 Plan, and 1,386,375 of such restricted share units had vested. As of the same date, 57,816,052 Class A ordinary shares are available for issue and/or transfer upon vesting or exercise of awards that may be granted under the 2015 Plan.

The following table summarizes, as of April 9, 2023, the number of ordinary shares underlying outstanding options or restricted share units that we granted to our directors and executive officers.

Ordinary Shares
Underlying
Outstanding
Options /
	Restricted Share	Exercise Price
	Units	(US$/Share)	Date of Grant	Date of Expiration
Xueji (Jerry) Wang	*	0.20	February 21, 2021	February 20, 2031
Liaohan (Leo) Chen	—	—	—	—
Yi (Alex) Yang	6,500,000	0.20	from August 6, 2015 to January 5, 2021	from August 5, 2025 to January 4, 2031
Ruixin Zhou	—	—	—	—
Yao (Jessie) Liu	*	0.20	from May 15, 2019 to September 16, 2021	from May 14, 2029 to September 15, 2031
Jing Hong	—	—	—	—
Sidney Xuande Huang	*(1)	—	July 5, 2022	July 4, 2029
Changheng Qiu	—	—	—	—
Meng Xiong Kuok (alias GUO Mengxiong)	—	—	—	—
Pak Tung Jason Yip	—	—	—	—
All directors and executive officers as a group	16,600,000	0.20	from August 6, 2015 to July 5, 2022	from August 5, 2025 to September 15, 2031
*	Less than 1% of our total outstanding shares.
(1)	Restricted share units.

As of April 9, 2023, there were outstanding options underlying 38,052,373 ordinary shares, with exercise prices ranging from US$0.04135 per share to US$2.88 per share, and restricted share units underlying 9,978,625 ordinary shares were granted to our employees, other than members of our senior management.

6.C.Board Practices

Board of Directors

Our board of directors consists of nine directors, including five independent directors within the meaning of Section 303A of the NYSE Listed Company Manual, namely Jing Hong, Sidney Xuande Huang, Changheng Qiu, Meng Xiong Kuok and Pak Tung Jason Yip. Each of Xueji (Jerry) Wang and Liaohan (Leo) Chen serves as the co-chairman of our board of directors. A director is not required to hold any shares in our company to qualify to serve as a director.

A director who to his or her knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is to be regarded as interested in any contract or transaction shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. Subject to any separate requirement for audit committee approval under applicable law, the Corporate Governance Rules of the NYSE, or the Hong Kong Listing Rules, a director may vote in respect of any contract or proposed contract or arrangement in which he or she is interested and may be counted in the quorum at such meeting, provided that (i) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. Unless permitted under the Hong Kong Listing Rules, a director shall not be entitled to vote on (nor shall the director be counted in the quorum in relation to) any resolution of the directors in respect of any contract or arrangement or any other proposal whatsoever in which he or any of his close associates (or, if required by the Hong Kong Listing Rules, his other associates) has any material interest, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution).

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

Committees of the Board of Directors

We have established an audit committee, a compensation committee, a nomination committee and a corporate governance committee under our board of directors, and have adopted a charter for each of the four committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Sidney Xuande Huang, Meng Xiong Kuok and Changheng Qiu, and is chaired by Sidney Xuande Huang. We have determined that each of Sidney Xuande Huang, Meng Xiong Kuok and Changheng Qiu satisfies the requirements of an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of Exchange Act. In addition, we have determined that Sidney Xuande Huang satisfies the criteria of an “audit committee financial expert” as set forth under the applicable rules of the SEC and is appropriately qualified as required under Rules 3.10(2) and 3.12 of the Hong Kong Listing Rules. The audit committee is also in compliance with Rule 3.21 of the Hong Kong Listing Rules and the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules, or the Corporate Governance Code.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is primarily responsible for, among other things:

●	selecting the independent auditor;
●	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;
●	annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;
●	setting hiring policies for employees and former employees of the independent auditors;
●	reviewing with the independent auditor any audit problems or difficulties and management’s response;
●	reviewing and, if material, approving all related party transactions on an ongoing basis;
●	reviewing and discussing the annual audited financial statements with management and the independent auditor;

●	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;
●	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;
●	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;
●	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;
●	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;
●	timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, major judgmental areas, significant adjustments resulting from audit, the going concern assumptions and qualifications, and compliance with applicable accounting standards;
●	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
●	meeting separately, periodically, with management, internal auditors and the independent auditor; and
●	reporting regularly to the full board of directors.

Compensation Committee. Our compensation committee consists of Changheng Qiu, Meng Xiong Kuok and Xueji (Jerry) Wang and is chaired by Changheng Qiu. We have determined that each of Changheng Qiu and Meng Xiong Kuok satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. The compensation committee is also in compliance with Rule 3.25 of the Hong Kong Listing Rules and the Corporate Governance Code.

The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is primarily responsible for, among other things:

●	reviewing, evaluating and, if necessary, revising our overall compensation policies;
●	reviewing and evaluating the performance of our directors and senior officers and determining the compensation of our executive officers; and
●	reviewing and recommending any incentive-compensation plan, equity-based plans and employee stock ownership plans.

Nomination Committee. Our nomination committee consists of Changheng Qiu, Meng Xiong Kuok and Liaohan (Leo) Chen, and is chaired by Changheng Qiu. We have determined that each of Changheng Qiu and Meng Xiong Kuok satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. The nomination committee is also in compliance with the requirements in respect of the nomination committee in Chapter 8A of the Hong Kong Listing Rules and the Corporate Governance Code.

Our nomination committee is primarily responsible for, among other things,

●	searching for and identifying qualified individuals for membership on our board of directors;
●	making recommendations on the appointment or re-appointment of directors and succession planning for directors; and
●	reviewing the structure, size and composition (including the skills, knowledge and experience) of our board of directors and making recommendations on any proposed changes to the board of directors to complement our corporate strategy.

Corporate Governance Committee. Our corporate governance committee consists of Changheng Qiu and Meng Xiong Kuok, and is chaired by Changheng Qiu. We have determined that each of Changheng Qiu and Meng Xiong Kuok satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. The corporate governance committee is also in compliance with the requirements regarding the corporate governance committee under Chapter 8A of the Hong Kong Listing Rules and the Corporate Governance Code.

Our corporate governance committee is primarily responsible for, among other things:

●	developing and reviewing our company’s policies and practices on corporate governance and making recommendations to the board;
●	reviewing and monitoring the training and continuous professional development of directors and senior management;
●	reviewing and monitoring our company’s policies and practices on compliance with legal and regulatory requirements;
●	developing, reviewing and monitoring the code of conduct and compliance manual (if any) applicable to employees and directors;
●	reviewing our company’s compliance with certain Hong Kong Listing Rules;
●	reviewing and monitoring whether our company is operated and managed for the benefit of all of its shareholders;
●	reviewing and monitoring the management of conflicts of interests and make a recommendation to the board on any matter where there is a potential conflict of interest;
●	reviewing and monitoring all risks related to our company’s multiple class voting structure; and
●	reporting on the work of the corporate governance committee on at least a semi-annual and annual basis covering all areas of its terms of reference.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our MAA, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of office and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register. In addition, in the event of a tie vote, the chairman of our board of directors has, in addition to his personal vote, the right to cast a tie-breaking vote.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Our directors may be elected by an ordinary resolution of our shareholders. Each Class A ordinary share and each Class B ordinary share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution approving the appointment, election or removal of any Independent Non-executive Director (as defined in our MAA). Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Any director so appointed shall hold office only until the first annual general meeting of our company after his or her appointment, and shall then be eligible for re-election at that meeting.

A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. A director may be removed from office at any time by ordinary resolution of shareholders before the expiration of his or her term of office, or the affirmative vote of a simple majority of the other directors present and voting at a board meeting. At every annual general meeting of our company, the Independent Non-executive Directors for the time being shall retire from office by rotation provided that every Independent Non-executive Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring Independent Non-executive Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat. In addition, a director will be removed from office automatically if, among other things, the director (i) resigns by notice in writing to our company; (ii) dies, becomes bankrupt or makes any arrangement or composition with his or her creditors generally; (iii) is prohibited by any applicable law or stock exchange rules from being a director; (iv) is found to be or becomes of unsound mind; or (v) is removed from office pursuant to any other provision of our Articles.

6.D.Employees

We had 2,258, 3,470 and 1,835 full-time employees as of December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, a substantial majority of our full-time employees were based in China, while the remaining of them were based in the United States, Europe, India and Japan, among other locations.

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

The following table sets forth the breakdowns of our employees by function as of December 31, 2022:

	Number	Percentage
Function	of Employees	of Total
Research and development	1,313	71.6%
Sales and marketing	384	20.9%
General and administrative, and others	138	7.5%
Total	1,835	100.0%

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

6.E.Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of April 9, 2023 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our ordinary shares.

We have adopted a dual class voting structure. The calculations in the table below are based on 575,793,393 ordinary shares outstanding as of April 9, 2023, consisting of 505,393,393 Class A ordinary shares (including 5,433,895 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our 2015 Plan and 15,587,561 Class A ordinary shares represented by ADSs that have been repurchased by us from the open market) and 70,400,000 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Number of	Number of			% of
	Class A	Class B	Total Number	% of	Aggregate
	Ordinary	Ordinary	of Ordinary	Beneficial	Voting
	Shares	Shares	shares	Ownership	Power **
Directors and Executive Officers:†
Xueji (Jerry) Wang(1)	72,650,000	43,500,000	116,150,000	20.1	41.9
Liaohan (Leo) Chen(2)	1,900,000	26,900,000	28,800,000	5.0	22.4
Yi (Alex) Yang	*	—	*	*	*
Ruixin Zhou(3)	21,600,000	—	21,600,000	3.8	1.8
Yao (Jessie) Liu	*	—	*	*	*
Jing Hong(4)	12,222,267	—	12,222,267	2.1	1.0
Sidney Xuande Huang	*	—	*	*	*
Changheng Qiu	*	—	*	*	*
Meng Xiong Kuok	—	—	—	—	—
Pak Tung Jason Yip	—	—	—	—	—
All directors and executive officers as a group	114,289,267	70,400,000	184,689,267	31.6	67.2

Principal Shareholders:
NEA entities(5)	119,019,273	—	119,019,273	20.7	9.8
Tenet Group Limited(6)	68,697,000	—	68,697,000	11.9	5.7
Tencent entities(7)	58,299,749	—	58,299,749	10.1	4.8
Tenet Vision Limited(8)	—	34,903,000	34,903,000	6.1	28.9
Unileo Limited(9)	1,900,000	26,900,000	28,800,000	5.0	22.4
Tuya Group Inc.(10)	1,403,000	8,597,000	10,000,000	1.7	7.2

Notes:

*	Less than 1% of our total issued and outstanding shares on an as-converted basis.
**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings of our company (except as required by applicable law, rules and regulations and in relation to certain reserved matters set out in our MAA).
†	The address of our directors and executive officers (except Jing Hong, Sidney Xuande Huang, Changheng Qiu, Meng Xiong Kuok and Pak Tung Jason Yip) is Huace Center, Building A, 10/F, Xihu District, Hangzhou City Zhejiang, 310000, People’s Republic of China. The address of Jing Hong is Suite 1213, 12/F West Tower, Genesis Beijing, No. 8 Xinyuan South Road, Chaoyang District, 100027 P.R. China. The address of Sidney Xuande Huang is 80 Holland Park, London W11 3SG, United Kingdom. The address of Changheng Qiu is Shangshangting 8-2201, Tangping Road, Hangzhou, China. The address of Meng Xiong Kuok is 93 Grange Road, #07-08 Grange Residences, Singapore 249614. The address of Pak Tung Jason Yip is Flat 902, Block G, Kornhill, Quarry Bay, Hong Kong.

(1)	Represents (i) 1,403,000 Class A ordinary shares and 8,597,000 Class B ordinary shares held of record by Tuya Group Inc., a business company with limited liability incorporated under the laws of BVI wholly owned by Xueji (Jerry) Wang, (ii) 68,697,000 Class A ordinary shares held of record by Tenet Group Limited a British Virgin Islands company, (iii) 34,903,000 Class B ordinary shares held of record by Tenet Vision Limited, a limited liability company incorporated under the laws of BVI, and (iv) 2,550,000 Class A ordinary shares that Xueji (Jerry) Wang may purchase upon exercise of options within 60 days after April 9, 2023. Both of Tenet Group Limited and Tenet Vision Limited are ultimately wholly owned by the trustee of a trust constituted under the laws of the Cayman Islands, of which the settlor is Xueji (Jerry) Wang and the beneficiaries are Mr. Wang and Tuya Group Inc. The registered address of each of Tuya Group Inc. and Tenet Group Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of Tenet Vision Limited is Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(2)	Represents 1,900,000 Class A ordinary shares and 26,900,000 Class B ordinary shares held of record by Unileo Limited, a limited liability company incorporated under the laws of BVI wholly owned by Liaohan (Leo) Chen. The registered address of Unileo Limited is Craigmuir Chambers, Road Town, Tortola. VG 1110, British Virgin Islands.
(3)	Represents 21,600,000 Class A ordinary shares held of record by Valgolden Limited, a limited liability company incorporated under the laws of BVI wholly owned by Ruixin Zhou. The registered address of Valgolden Limited is Craigmuir Chambers. Road Town, Tortola, VG 1110, British Virgin Islands.
(4)	Represents 12,222,267 Class A ordinary shares held of record by GTY Holdings Limited, a company registered in the Cayman Islands. The registered address of GTY Holdings Limited is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. Jing Hong is the beneficial owner and general partner of the funds that own GTY Holdings Limited.
(5)	Represents 108,051,445 Class A ordinary shares (the “NEA 14 Shares”) held of record by New Enterprise Associates 14, L.P. (“NEA 14”) and 10,967,828 Class A ordinary shares (the “NEF 15-OF Shares”) held of record by NEA 15 Opportunity Fund L.P. (“NEA 15-OF”), as of December 31, 2022, based on the Schedule 13G/A jointly filed by NEA 14 and NEA 15-OF, among others, with the SEC on February 3, 2023. As the sole general partner of NEA 14, NEA Partners 14, L.P. (“NEA Partners 14”) may be deemed to own beneficially the NEA 14 Shares. As the sole general partner of NEA Partners 14, NEA 14 GP, LTD (“NEA 14 GP”) likewise may be deemed to own beneficially the NEA 14 Shares. As the individual directors of NEA 14 GP, each of the Dual Managers (as defined below) and Patrick J. Kerins also may be deemed to own beneficially the NEA 14 Shares. As the sole general partner of NEA 15-OF, NEA Partners 15-OF, L.P. (“NEA Partners 15-OF”) may be deemed to own beneficially the NEA 15-OF Shares. As the sole general partner of NEA Partners 15-OF, NEA 15 GP, LLC (“NEA 15 GP”) likewise may be deemed to own beneficially the NEA 15-OF Shares. As the individual managers of NEA 15 GP, each of the Dual Managers (defined below) also may be deemed to own beneficially the NEA 15-OF Shares. NEA Partners 15-OF and NEA Partners 14 are collectively referred to as “GPLPs.” NEA 15 GP, GPLPs and NEA 14 GP are collectively referred to as the “Control Entities.” Each of Forest Baskett, Anthony A. Florence, Jr., Patrick J. Kerins, Scott D. Sandell (a former director of us) and Peter W. Sonsini is a director of NEA 14 GP and manager of NEA 15 GP (the “Dual Managers”). Patrick J. Kerins is a director of NEA 14 GP. By virtue of their relationship as affiliated entities, whose controlling entities have substantially overlapping individual controlling persons, each of NEA 14, NEA 15-OF, the Control Entities and the Dual Managers may be deemed to share the power to direct the disposition and vote of the NEA 14 Shares and NEF 15-OF Shares. The address of the principal business office for the above referenced NEA entities is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.
(6)	Represents 68,697,000 Class A ordinary shares held of record by Tenet Group Limited, a limited liability company incorporated under the laws of BVI, which is wholly owned by Tenet Global Limited and ultimately controlled by Xueji (Jerry) Wang.
(7)	Represents (i) 55,924,749 Class A ordinary shares held of record by Tencent Mobility Limited, and (ii) 2,375,000 Class A ordinary shares represented by ADSs held of record by Image Frame Investment (HK) Limited. Both Tencent Mobility Limited and Image Frame Investment (HK) Limited are incorporated in Hong Kong and wholly owned subsidiaries of Tencent. The registered address of Tencent Mobility Limited is Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong. Tencent Mobility Limited is wholly owned by Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange (Stock code: 00700).
(8)	Represents 34,903,000 Class B ordinary shares held of record by Tenet Vision Limited, a limited liability company incorporated under the laws of BVI wholly owned by Tenet Global Limited and ultimately controlled by Xueji (Jerry) Wang.

(9)	Represents 1,900,000 Class A ordinary shares and 26,900,000 Class B ordinary shares held of record by Unileo Limited. Unileo Limited is wholly owned by Liaohan (Leo) Chen.
(10)	Represents 1,403,000 Class A ordinary shares and 8,597,000 Class B ordinary shares held of record by Tuya Group Inc., a business company with limited liability incorporated under the laws of BVI wholly owned by Xueji (Jerry) Wang.

To our knowledge, as of April 9, 2023, a total of 2,992,010 Class A ordinary shares outstanding were held by two record holders in the United States, representing 0.5% of our total issued and outstanding ordinary shares on an as-converted basis as of such date. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B.Related Party Transactions

Contractual Arrangements

See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with The VIE and The VIE’s Registered Shareholders” for a description of the contractual arrangements by and among our PRC subsidiary, the VIE and the shareholders of the VIE.

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

Demand Registration Rights. At any time or from time to time after the earlier of (i) the third (3rd) anniversary of the date of the consummation of the purchase and sale of the Series D Preferred Shares or (ii) the date that is six (6) months after the closing of the IPO, upon a written request from the holders of at least 20% of the registrable securities then outstanding, we shall promptly give written notice of the proposed registration to all other Holders and shall, use our reasonable best efforts to effect as soon as practicable, the registration under the Securities Act of all registrable securities which the holders request to be registered within 15 days after the mailing of such notice by us; provided, however, that the Company shall not be obligated to effect more than two such demand registrations.

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

If the underwriter advises the holders initiating the registration request pursuant to the piggyback registration rights in writing that marketing factors require a limitation on the number of shares to be underwritten, then the underwriter may (i) in the event the offering is the Company’s IPO, exclude all of the registrable securities (so long as the only securities included in such offering are those sold for the account of the Company and no securities of other selling shareholders are included), or (ii) otherwise exclude the registrable securities requested to be registered, provided that (A) no registrable securities shall be excluded unless all other equity securities (except for securities sold for the account of the Company) are excluded from the registration and underwriting and so long as the number of registrable securities to be included in such registration is allocated among all holders in proportion, as nearly as practicable, to the respective amounts of registrable securities requested by such Holders to be included and (B) the amount of registrable securities to be included in such registration shall not be reduced below twenty-five percent (25%) of the total amount of securities included in such registration.

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

Other Material Related Party Transactions

There were no other material related party transactions during year ended December 31, 2022.

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

In August 2022, we and certain of our current and former directors and officers and our underwriters in our initial public offering in the United States were named as defendants in a securities class action filed in the U.S. District Court for the Southern District of New York. An amended complaint in this class action was filed in March 2023. The action, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, alleges that our registration statement on Form F-1 in connection with our March 2021 initial public offering contains materially false and misleading statements and omissions in violation of the U.S. federal securities laws. Pursuant to a scheduling order entered in January 2023, we will file a motion to dismiss the action in May 2023. Discovery has been stayed pending resolution of our anticipated motion to dismiss. We intend to defend the action vigorously. The lawsuit is still in its preliminary stages. We are currently unable to estimate the potential loss, if any, associated with the resolution of the lawsuit. For risks and uncertainties relating to pending cases against us, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—We and certain of our current and former directors and officers have been named as defendants in a shareholder class action lawsuit, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

Defending ourselves in legal and regulatory proceedings is costly and can impose a significant burden on our directors, management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, they could have a material adverse effect on our business, results of operations and financial condition.”

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

Tuya Inc. is a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Relating to Foreign Exchange” and “Item 3. Key Information—3.D. Risk Factors—Risk Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. We have adopted a policy on payment of dividends taking into account various elements including but not limited to the earnings, cash flow, financial conditions, capital requirements, our statutory fund reserve requirements and any other conditions that our board of directors may deem relevant. See “Item 12. Description of Securities Other Than Equity Securities—12.D. American Depositary Shares.”

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

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since July 5, 2022 under the stock code “2391.”

9.B.Plan of Distribution

Not applicable.

9.C.Markets

The ADSs representing our Class A ordinary shares have been listed on the NYSE since March 18, 2021 under the symbol “TUYA.”

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since July 5, 2022 under the stock code “2391.”

9.D.Selling Shareholders

Not applicable.

9.E.Dilution

Not applicable.

9.F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

10.A.Share Capital

Not applicable.

10.B.Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act of the Cayman Islands, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our amended and restated memorandum and articles of association, or MAA, the form of which was filed as Exhibit 3.1 to our Form 6-K (File No. 001-40210) filed with the Securities and Exchange Commission on November 2, 2022. Our board of directors adopted our MAA by a special resolution on November 1, 2022, which became effective on November 1, 2022.

The following are summaries of material provisions of our MAA and the Companies Act as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

According to Clause 3 of our MAA, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act (As Revised) or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

Conversion. Subject to applicable laws and stock exchange rules, each Class B ordinary share shall be automatically converted into one Class A ordinary share upon the occurrence of any of the following events: (i) the death of the holder of such Class B ordinary share (or, where the holder is a Director Holding Vehicle (as defined in the MAA), the death of Mr. Xueji (Jerry) Wang or Mr. Liaohan (Leo) Chen who holds and controls such Director Holding Vehicle); (ii) the holder of such Class B ordinary share ceasing to be a director or a Director Holding Vehicle for any reason; (iii) the holder of such Class B ordinary share (or, where the holder is a Director Holding Vehicle, Mr. Xueji (Jerry) Wang or Mr. Liaohan (Leo) Chen who holds and controls such Director Holding Vehicle) being deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as a director; (iv) the holder of such Class B ordinary share (or, where the holder is a Director Holding Vehicle, Mr. Xueji (Jerry) Wang or Mr. Liaohan (Leo) Chen who holds and controls such Director Holding Vehicle) being deemed by the Hong Kong Stock Exchange to no longer meet the requirements of a director set out in the Hong Kong Listing Rules; or (v) any direct or indirect sale, transfer, assignment, or disposition of the beneficial ownership of, or economic interest in, such Class B ordinary share or the control over the voting rights attached to such Class B ordinary share through voting proxy or otherwise from Mr. Xueji (Jerry) Wang, Mr. Liaohan (Leo) Chen or a Director Holding Vehicle to any person, including by reason that a Director Holding Vehicle no longer complies with Rule 8A.18(2) of the Hong Kong Listing Rules (in which case our company and Mr. Xueji (Jerry) Wang, Mr. Liaohan (Leo) Chen or such Director Holding Vehicle must notify the Hong Kong Stock Exchange as soon as practicable with details of the non-compliance), other than a transfer of the legal title to such Class B ordinary share by Mr. Xueji (Jerry) Wang or Mr. Liaohan (Leo) Chen to a Director Holding Vehicle wholly owned and wholly controlled by him, or by a Director Holding Vehicle to Mr. Xueji (Jerry) Wang or Mr. Liaohan (Leo) Chen who holds and controls it or another Director Holding Vehicle wholly owned and wholly controlled by Mr. Xueji (Jerry) Wang or Mr. Liaohan (Leo) Chen. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon our registration of such sale, transfer, assignment or disposition in the register of members; (ii) the creation of any pledge, charge, encumbrance or other third-party right of whatever description on any Class B ordinary shares to secure any contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third-party right is enforced and results in the third party that is not Mr. Xueji (Jerry) Wang, Mr. Liaohan (Leo) Chen or the Director Holding Vehicle wholly owned and wholly controlled by Mr. Xueji (Jerry) Wang or Mr. Liaohan (Leo) Chen becoming a beneficial owner of the relevant Class B ordinary shares, in which case all the related Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares, and (iii) in the event that Mr. Liaohan (Leo) Chen ceases to be a director or an executive officer or employee of our company, any and all of the Class B ordinary shares beneficially owned or controlled by Mr. Liaohan (Leo) Chen and any Affiliate of Mr. Liaohan (Leo) Chen shall be automatically and immediately converted into an equal number of Class A ordinary shares. For the purpose of the foregoing sentence, an “affiliate” of a given shareholder means any other person that, directly or indirectly, controls, is controlled by or is under common control with such person, and for the purposes of the foregoing definition of “affiliate,” “control” means, in relation to any person, the power or authority, whether exercised or not, to direct the business, management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; provided that such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than 50% of the votes entitled to be cast at a meeting of the members or shareholders of such person or power to control the composition of a majority of the board of directors of such person.

Voting Rights. In respect of all matters subject to a shareholders’ vote, unless otherwise provided by the MAA, holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings of our company (except as required by applicable law, rules and regulations and in relation to certain reserved matters set out in our MAA). Voting at any meeting of shareholders shall be determined by poll and not on a show of hands.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of all votes, calculated on a fully converted basis, cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of not less than three-fourths (3/4) of all votes, calculated on a fully converted basis, cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Subject to the provisions of the Companies Act and our MAA, a special resolution will be required for important matters such as a change of name or making changes to our MAA.

General Meetings of Shareholders. Save as otherwise stated in the MAA, a quorum required for a meeting of shareholders consists of shareholders holding 10% of all votes attaching to the issued shares and entitled to vote at general meetings present (on a one vote per share basis). Our MAA provides that we shall hold a general meeting as our annual general meeting in each financial year within a period of not more than six months after the end of our financial year (or such longer period as the Hong Kong Stock Exchange may authorize). We will specify an annual general meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-tenth (1/10) of the paid-up capital of our company, on a one vote per share basis, that as at the date of the deposit carry the right to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our MAA does not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of not less than twenty-one (21) days’ notice and fourteen (14) days’ notice in writing is required for the convening of our annual general meeting and other general meetings, respectively.

Transfer of Ordinary Shares. Subject to the restrictions in our MAA as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form, or in a form prescribed by the designated stock exchange, or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer ;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the rules of the designated stock exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. Subject to the provision of our MAA, we may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors, or are otherwise authorized by our MAA, provided always that any such purchase shall only be made in accordance with any relevant code, rules or regulations issued by the Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong from time to time in force. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares outstanding or (iii) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Subject to the provision of our MAA, if at any time the share capital of our company is divided into different classes, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not our company is being wound up, be varied with the consent in writing of the holders of not less than three-fourths (3/4) in the nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class by members holding shares representing three-fourths (3/4) in nominal value of the issued shares of that class present and voting at such meeting. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than the memorandum and articles of association, the register of mortgages and charges, and copies of any special resolutions passed by our shareholders). However, we will provide our shareholders with annual audited financial statements. Any register held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the board of directors may impose) be open for inspection by a shareholder without charge and such other person on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the Hong Kong Listing Rules as the board of directors may determine for each inspection, provided that our company may be permitted to close the register in terms equivalent to section 632 of the Hong Kong Companies Ordinance.

Issuance of Additional Shares. Our MAA authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Subject to certain conditions set forth in the MAA, compliance with the Hong Kong Listing Rules (and only to such extent permitted thereby), the Codes on Takeovers and Mergers and any applicable rules and regulations of authorities of places where the securities of our company are listed, and on the conditions that (i) no new class of shares with voting rights superior to those of Class A ordinary shares will be created and (ii) any variation in the relative rights as between the different classes will not result in creating a new class of shares with voting rights superior to those of Class A ordinary shares, the board of directors is authorized to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences between the Law of Different Jurisdictions

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

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our MAA provide that we shall indemnify our officers and directors and any trustee against all actions, proceedings, costs, charges, losses, damages and expenses that they or any of them shall or may incur or sustain by reason of any act done or omitted in or about the execution of their duty in their respective offices or trusts, except such (if any) as they shall incur or sustain by or through their own fraud or dishonesty, and no such director or officer or trustee shall be answerable for the acts, receipts, neglects or defaults of any other director or officer or trustee or for joining in any receipt for the sake of conformity or for the solvency or honesty of any banker or other persons with whom any monies or effects belonging to us may be lodged or deposited for safe custody or for any insufficiency of any security upon which any of our monies may be invested or for any other loss or damage due to any such cause as aforesaid or which may happen in or about the execution of his or her office or trust unless the same shall happen through the fraud or dishonesty of such director or officer or trustee. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our MAA, and maintain director and officer insurance. We currently also insure our directors and officers through directors and officers insurance policies.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company: a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our MAA provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our MAA allow our shareholders holding, on the date of deposit of the requisition in aggregate, not less than one-tenth (1/10) of the paid-up capital of our company, on a one vote per share basis, that as at the date of the deposit carry the right to vote at general meetings of our company to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Articles do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our MAA do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our MAA, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. A director (including a managing or other executive directors) may be removed (with or without cause) from office at any time by ordinary resolution of our company before the expiration of his or her term of office, or the affirmative vote of a simple majority of the other directors present and voting at a board meeting, provided that in the event that the chairman is to be removed by the affirmative vote of a simple majority of the other directors present and voting at a board meeting (but without prejudice to any claim for damages under such agreement). In addition, a director’s office shall be vacated if the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to any other provisions of our MAA.

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

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the Company are required to comply with fiduciary duties which they owe to the Company under Cayman Islands law, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

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

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances, including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our MAA, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our MAA, if at any time the share capital of our company is divided into different classes, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not our company is being wound up, be varied with the consent in writing of the holders of not less than three-fourths (3/4) in the nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class by members holding shares representing three-fourths (3/4) in nominal value of the issued shares of that class present and voting at such meeting.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our MAA, our MAA may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our MAA on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our MAA governing the ownership threshold above which shareholder ownership must be disclosed.

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

Cayman Islands Taxation

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

People’s Republic of China Taxation

Our subsidiaries and the VIE in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the Enterprise Income Tax Law of the People’s Republic of China (the “EIT Law”), which was amended on December 29, 2018 and became effective on the same date and the Regulation on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China, which was amended on April 23, 2019 and became effective on the same date, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. In 2020, 2021 and 2022, preferential tax treatment was available to Hangzhou Tuya Information Technology Co., Ltd, which qualifies as a high-tech enterprise and is entitled to enjoy the 15% beneficial tax rate. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to VAT on the products sold and services provided. We are also subject to surcharges on VAT payments in accordance with PRC law. The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, became effective on January 1, 1994 and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) were promulgated by the MOF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets and real property, and the importation of goods within the PRC territory are VAT taxpayers. On March 20, 2019, the MOF, the SAT and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepening the Reform of Value-Added Tax. Pursuant to this announcement, the generally applicable VAT rates are simplified as 13%, 9%, 6% and 0%, which became effective on April 1, 2019, and the VAT rate applicable to small-scale taxpayers is 3%.

Tuya Inc. is a Cayman Islands holding company, which may receive dividends from our PRC subsidiaries through Tuya (HK) Limited. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes are subject to PRC withholding tax at a rate of 10%, and may be subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion, which was signed on August 21, 2006, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise (i) directly holds at least 25% of the PRC enterprise, (ii) is a tax resident in Hong Kong and (iii) could be recognized as a beneficial owner of the dividend from a PRC tax perspective. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (the “SAT Notice”), a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In October 2019, the State Administration of Taxation issued the Announcement of the State Taxation Administration on Issuing the Measures for Non-resident Taxpayers’ Enjoyment of Treaty Benefits (the “SAT Circular 35”), which became effective on January 1, 2020. The SAT Circular 35 provides that nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Tuya (HK) Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries, if it satisfies the conditions prescribed under the SAT Notice and other relevant tax rules and regulations. However, according to the SAT Notice and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have to be for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC shareholders (including the holders of our ADSs and Class A ordinary shares) and any gain realized on the transfer of the ADSs and/or Class A ordinary shares by such shareholders may be subject to PRC tax. Subject to the provisions of any applicable tax treaties, the tax would be imposed at the rate of 10% in the case of non-PRC resident enterprise holders and at a rate of 20% in the case of non-PRC resident individual holders (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether our non-PRC shareholders would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ADSs or Class A ordinary shares. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Material U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ADSs or Class A ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold ADSs or Class A ordinary shares. This discussion applies only to a U.S. Holder that holds the ADSs or Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax or Medicare contribution tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;
●	dealers or traders in securities that use a mark-to-market method of tax accounting;
●	persons holding ADSs or Class A ordinary shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities classified as partnerships for U.S. federal income tax purposes (and investors therein);
●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
●	persons that own or are deemed to own 10% or more of our stock by vote or value;
●	persons holding ADSs or Class A ordinary shares in connection with a trade or business conducted outside the United States; or
●	persons who acquired our ADSs or Class A ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation.

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

For purposes of this discussion, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of ADSs or Class A ordinary shares and:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.Treasury regulations that apply to taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any PRC taxes imposed on dividends on, or dispositions of, the ADSs or Class A ordinary shares. This discussion does not apply to investors in this special situation.

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

We hold a substantial amount of cash and financial investments, and while that continues to be the case our PFIC status for any taxable year may depend on the average value of our goodwill. We have not obtained any valuation of our goodwill or other assets. However, the value of our goodwill for any taxable year may be determined, in large part, by reference to our average market capitalization, which has declined substantially since our initial public offering. If the value of our goodwill for 2022 is determined by reference to our average market capitalization for 2022, then we were likely a PFIC for our 2022 taxable year. In light of our declining market capitalization, there is a significant risk that we will also be a PFIC for 2023, and possibly future taxable years, if the value of our assets were to be determined by reference to our market capitalization. Moreover, it is not entirely clear how the contractual arrangements between us and the VIE will be treated for purposes of the PFIC rules, and we may be a PFIC for any taxable year if the VIE is not treated as owned by us for these purposes. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. For these reasons, we cannot express an expectation as to our PFIC status for 2023 or any future taxable year. U.S. holders of our ADSs or Class A ordinary shares should consult their tax advisers regarding our PFIC status for 2022 and any other taxable year.

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

In general, if we are a PFIC for any taxable year during which a U.S. Holder holds ADSs or Class A ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or Class A ordinary shares will be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ADSs or Class A ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period for the ADSs or Class A ordinary shares, whichever is shorter, such distributions will be subject to taxation in the same manner. Under a rule commonly referred to as the “once a PFIC always a PFIC” rule, if we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to these ADSs or Class A ordinary shares for all succeeding taxable years during which the U.S. Holder owns them, even if we cease to meet the threshold requirements for PFIC status. If we are a PFIC for any taxable year but cease to be a PFIC for subsequent years, U.S. Holders should consult their tax advisers regarding the advisability of making a “deemed sale” election that will allow them to eliminate the continuing PFIC status under certain circumstances, but may require them to recognize gain taxed under the PFIC rules described above in this paragraph.

Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange,” as defined in applicable Treasury regulations, a U.S. Holder of ADSs could make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE, where our ADSs are listed, is a qualified exchange for this purpose, but there can be no assurance that our ADSs will be treated as regularly traded for any relevant period. If a U.S. Holder of ADSs makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year in which we are a PFIC over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a taxable year when we are a PFIC will be treated as ordinary income, and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess loss treated as a capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” below. There is no law, regulation or administrative guidance that provides for a right to make a mark-to-market election with respect to any Lower-tier PFIC that is not publicly traded. Therefore, if we are a PFIC for any taxable year, U.S. Holders could be subject to the general PFIC rules described in the preceding paragraph with respect to any Lower-tier PFIC even if they make a mark-to-market election with respect to us. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.

If we are a PFIC (or with respect to a particular U.S. Holder are treated as a PFIC) for a taxable year in which we pay a dividend or for the prior taxable year, the favorable tax rate described below with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

We do not intend to provide information necessary for a U.S. Holder to make a “qualified electing fund election” which, if available, would result in tax treatment different from the tax treatment for PFICs described above.

If we are a PFIC for any taxable year during which a U.S. Holder owns any ADSs or Class A ordinary shares, the U.S. Holder will generally be required to file annual reports with the Internal Revenue Service.

U.S. Holders should consult their tax advisers regarding our PFIC status for 2022 and any other taxable year, and the application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.

Taxation of Distributions

This discussion is subject to the discussion under “—Passive Foreign Investment Company Rules” above.

Distributions paid on the ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Generally under the Code, subject to applicable limitations dividends paid to certain non-corporate U.S. taxpayers may in some circumstances be taxable at a preferential rate, provided that certain holding period and other applicable requirements are met. However, this preferential rate will not apply if we are a PFIC (or are treated as a PFIC with respect to a U.S. Holder under the “once a PFIC always a PFIC” rule described above) for the taxable year of the distribution or the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of this favorable rate in general (taking into account our PFIC status for any taxable year) and in their particular circumstances.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC taxes. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct creditable PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the relevant taxable year.

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

As described in “—People’s Republic of China Taxation” above, gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes if we are treated as a PRC resident enterprise for PRC tax purposes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. Under certain Treasury regulations, a U.S. Holder will generally be precluded from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares, unless the U.S. Holder is eligible for Treaty benefits and elects to apply them. However, if a U.S. Holder is precluded from claiming, or does not elect to claim, a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty's resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

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

10.F.Dividends and Paying Agents

Not applicable.

10.G.Statement by Experts

Not applicable.

10.H.Documents on Display

We previously filed with the SEC a registration statement on Form F-1 (File No. 333-253575), as amended, to register our Class A ordinary shares in relation to our initial public offering. We also filed with the SEC a related registration statement on Form F-6 (File No. 333-254092) to register the ADSs representing our Class A ordinary shares.

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

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders

We intend to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

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

Foreign Exchange Risk

We currently derive a significant majority of our revenue from IoT PaaS which, in turn, are generated primarily through our contracts with OEMs located in the PRC. These revenues are predominantly denominated in RMB. A substantial portion of our expenses are also denominated in RMB. Our reporting and functional currency is the U.S. dollar. The financial statements of our subsidiaries and consolidated affiliated entities using functional currencies other than the U.S. dollar, such as RMB, are translated to the U.S. dollar. As a result, as RMB depreciates or appreciates against the U.S. dollar, our revenues presented in U.S. dollars will be negatively or positively affected.

We do not believe that we currently have any significant direct foreign exchange risk arising from our operating activities. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the ADSs or our Class A ordinary shares will be affected by the exchange rate between the U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while the ADSs representing our Class A ordinary shares and our Class A ordinary shares will be traded in U.S. dollars and Hong Kong dollars, respectively.

The value of RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government has announced in the past, and may announce in the future, changes to the exchange rate system and there is no guarantee that RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against the U.S. dollar would reduce the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against RMB would reduce the U.S. dollar amounts available to us.

As of December 31, 2022, we had Renminbi-denominated cash and cash equivalents of RMB663.4 million (US$95.2 million), and U.S. dollar-denominated cash and cash equivalents of US$36.6 million.

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2020, 2021 and 2022 were increases of 2.5%, 0.9% and 2.0%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. Additionally, high global inflation has been weakening consumption sentiment and dampening enterprises’ confidence in doing business. We may not be able to hedge our exposure to higher inflation in China and globally.

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

● Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. In 2022, excluding withholding tax, we received US$1.9 million net reimbursement from The Bank of New York Mellon, for the expenses incurred in connection with our ADR program.

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

Conversion between Class A Ordinary Shares and ADSs

Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Our Class A ordinary shares are traded on the Hong Kong Stock Exchange in board lots of 200 Class A ordinary shares. Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

The transaction costs of dealings in our Class A ordinary shares on the Hong Kong Stock Exchange include the following:

●	Hong Kong Stock Exchange trading fee of 0.00565% of the consideration of the transaction, charged to each of the buyer and seller;
●	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	Accounting and Financial Reporting Council transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.26% of the value of the transaction, with 0.13% payable by each of the buyer and the seller;
●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and
●	the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors in Hong Kong must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor in Hong Kong who has deposited his/her Class A ordinary shares in his/her stock account or in his/her designated CCASS participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. The term “CCASS” refers to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly owned subsidiary of Hong Kong Exchanges and Clearing Limited. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his/her broker or custodian before the settlement date.

An investor may arrange with his/her broker or custodian on a settlement date in respect of his/her trades executed on the Hong Kong Stock Exchange. Under the Hong Kong Listing Rules and the General Rules of CCASS and CCASS Operational Procedures in effect from time to time, the date of settlement must be the second settlement day (a day on which the settlement services of CCASS are open for use by CCASS participants) following the trade date (T+2). For trades settled under CCASS, the General Rules of CCASS and CCASS Operational Procedures in effect from time to time, provided that the defaulting broker may be compelled to compulsorily buy-in by HKSCC the day after the date of settlement (T+3), or if it is not practicable to do so on T+3, at any time thereafter. HKSCC may also impose fines from T+2 onwards.

Exchanges Between Class A Ordinary Shares Trading in Hong Kong and ADSs

We have established a branch register of members in Hong Kong (the “Hong Kong share register”), which is maintained by our Hong Kong share registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members (the “Cayman share register”) continues to be maintained by our principal share registrar, Maples Fund Services (Cayman) Limited. All Class A ordinary shares offered in connection with our listing in Hong Kong are registered on the Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of Class A ordinary shares registered on the Hong Kong share register are able to exchange those Class A ordinary shares for ADSs, and vice versa.

Depositing Class A Ordinary Shares Trading in Hong Kong for Delivery of ADSs

An investor who holds Class A ordinary shares registered in Hong Kong and wishes to receive delivery of ADSs that trade on NYSE must deposit or have his/her broker deposit the Class A ordinary shares with the depositary’s Hong Kong custodian, The Hong Kong and Shanghai Banking Corporation Limited (the “custodian”) in exchange for ADSs. A deposit of Class A ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:

(a)

If Class A ordinary shares have been deposited with CCASS, the investor must transfer Class A ordinary shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed ADS delivery form to the custodian via his/her broker.

(b)

If Class A ordinary shares are held outside CCASS, the investor must arrange for the registration of a transfer of his/her Class A ordinary shares into the depositary’s name and delivery of evidence of that registration to the custodian, and must sign and deliver an ADS delivery form to the depositary.

(c)

Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will register the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs as instructed in the ADS delivery form. For Class A ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions. For Class A ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.

Surrender of ADSs for Delivery of Class A Ordinary Shares Trading in Hong Kong

An investor who holds ADSs and wishes to receive Class A ordinary shares that trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw the Class A ordinary shares from our ADS program and cause his/her broker or other financial institution to trade such Class A ordinary shares on the Hong Kong Stock Exchange. An investor that holds ADSs indirectly through a broker or other financial institution should follow the procedures of the broker or financial institution and instruct the broker to arrange for cancellation of the ADSs, and transfer of the underlying Class A ordinary shares from the depositary’s account with the custodian within the CCASS to the investor’s Hong Kong stock account.

For investors holding ADSs directly, the following steps must be taken:

(a)

To withdraw Class A ordinary shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary. Those instructions must have a Medallion signature guarantee.

(b)

Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will instruct the custodian to deliver Class A ordinary shares underlying the canceled ADSs to the CCASS account designated by the investor.

(c)	If an investor prefers to receive Class A ordinary shares outside CCASS, he/she must so indicate in the instruction delivered to the depositary.

For Class A ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions. For the Shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the Class A ordinary shares on the Hong Kong Stock Exchange until the procedures are completed. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancellations. In addition, completion of the above steps and procedures for delivery of Class A ordinary shares in a CCASS account is subject to there being a sufficient number of Class A ordinary shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS. We are not under any obligation to maintain or increase the number of Class A ordinary shares on the Hong Kong share register to facilitate such withdrawals.

Depositary Requirements

Before the depositary delivers ADSs or permits withdrawal of Class A ordinary shares, the depositary may require:

(a)	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
(b)	compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including completion and presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers and cancellations of ADSs generally when the transfer books of the depositary or of the Hong Kong share registrar are closed or at any time if the depositary or we determine it advisable to do so.

All costs attributable to the transfer of Class A ordinary shares to effect a withdrawal from or deposit of Class A ordinary shares into our ADS program will be borne by the investor requesting the transfer or deposit. In particular, holders of Shares and ADSs should note that the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules) for each transfer of Class A ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Class A ordinary shares and ADSs must pay up to US$5.00 per 100 ADSs (or portion thereof) for each issuance of ADSs and each cancellation of ADSs, as the case may be, in connection with the deposit of the Shares into, or withdrawal of Class A ordinary shares from, the ADS facility.

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

Initial Public Offering

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

We received net proceeds of US$904.7 million from our initial public offering in March 2021 and the underwriters’ exercise of the over-allotment option. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our offering totaled US$41.9 million, which included US$37.9 million for underwriting discounts and commissions and US$4.0 million for other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from March 17, 2021, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2022, we used approximately US$175.8 million of the net proceeds received from our initial public offering for the purposes as disclosed in the IPO Registration Statement (i.e., research and development; investment in technology infrastructure; marketing and branding; other capital expenditures; and other general corporate purposes), as well as repurchases of ADSs from the open market. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. We intend to use the remainder of the net proceeds from our initial public offering for the foregoing purposes.

Global Offering

The following “Use of Proceeds” information relates to the shelf registration statement on Form F-3 (File No. 333-265320) filed on May 31, 2022 and prospectus supplements filed on June 22, 2022 and June 28, 2022, respectively, relating to our global offering in connection with the Hong Kong Listing, which closed in July 2022. We offered and sold 7,300,000 Class A ordinary shares at an offering price of HK$19.30 per Class A ordinary share. China International Capital Corporation Hong Kong Securities Limited, Morgan Stanley Asia Limited and Merrill Lynch (Asia Pacific) Limited were the representatives of the international underwriters of the global offering.

We received net proceeds of HK$70.0 million from the global offering. Our expenses incurred and paid to others in connection with the issuance and distribution of the Class A ordinary shares in our offering totaled US$9.3 million, which included HK$5.6 million for underwriting discounts and commissions and HK$67.1 million for other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from May 31, 2022, the date that the shelf registration statement on Form F-3 was automatically effective, to December 31, 2022, we did not use any of the net proceeds received from the global offering. None of the net proceeds we received from the global offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. We intend to use the net proceeds from the global offering for the purposes as disclosed in the prospectus supplement (i.e., enhancing our IoT technologies and infrastructure; expanding and enhancing our product offerings; marketing and branding activities; pursuing strategic partnerships, investments and acquisitions to implement our long-term growth strategies; and general corporate purposes and working capital needs).

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Remediation of the Material Weakness in Internal Control over Financial Reporting

In the course of preparing and auditing our consolidated financial statements for the year ended December 31, 2019, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. The material weakness in our internal control over financial reporting has not been remediated as of December 31, 2020 and 2021. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements.

Following the identification of the material weakness, we have taken measures to remedy the material weakness, including (i) hiring more qualified resources, including competent financial controllers and financial reporting managers, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up the financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) formalizing the procedures and controls regarding the financial reporting process and developing and implementing a comprehensive set of U.S. GAAP policies and standardized financial closing and reporting procedures, including an accounting manual and financial closing and reporting checklists, to allow early detection, prevention and resolution of potential misstatements, (iv) enhancing an internal audit function to ensure proper design and implementation of our accounting policies and financial reporting procedures and (v) providing financial support to our accounting and financial reporting personnel to take recognized accounting qualification exams.

Since our initial public offering, we have become subject to the Sarbanes-Oxley Act of 2002. Once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. It is possible that, had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional internal control deficiencies may have been identified. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—If we fail to maintain proper and effective internal control over financial reporting, we may be unable to accurately or timely report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

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

ITEM 16.A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Sidney Xuande Huang, an independent director and a member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the applicable rules of the NYSE. Sidney Xuande Huang satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act, and Section 303A of the Corporate Governance Rules of the NYSE.

ITEM 16.B.CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers and employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-253575), as amended, initially filed with the SEC on February 26, 2021, and posted a copy of our code of business conduct and ethics on our website at https://ir.tuya.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within 10 working days after we receive such person’s written request.

ITEM 16.C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
	2021	2022
	US$	US$

	(in thousands)
Services
Audit Fees(1)	1,800	1,890
Total	1,800	1,890
(1)	“Audit Fees” refer to the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal external auditor, including the audits of our annual financial statements and the reviews of our quarterly condensed consolidated financial information, review of interim financial information, regulatory filings for those fiscal years and services related to our listing on the Hong Kong Stock Exchange.

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

ITEM 16.E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 30, 2021, we announced a share repurchase program authorized by our board of directors. Under such share repurchase program, we were authorized to repurchase up to US$200 million of our Class A ordinary shares in the form of ADSs during a 12-month period, from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions are subject to the SEC Rule 10b-18 and/or Rule 10b5-1 requirements. This share repurchase program expired on August 30, 2022. As of such date, we had purchased a total of approximately 23.1 million ADSs in open market purchases under this program for an aggregate purchase price of approximately US$108.6 million.

On November 9, 2022, we announced a new share repurchase program authorized by our board of directors. Under the new program, we may repurchase up to US$50 million of our Class A ordinary shares, including in the form of ADSs, pursuant to the general mandate granted to our board of directors to exercise all powers of our company to repurchase Class A ordinary shares, including in the form of ADSs, by the shareholders of our company at the annual general meeting on November 1, 2022. This new share repurchase program commenced on November 9, 2022 and will end on the date on which a new general repurchase mandate is granted by the shareholders to our board of directors at our next annual general meeting which is due to be held by June 30, 2023 under the Hong Kong Listing Rules. Under the new program, our proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to Rule 10b-18 and/or Rule 10b5-1 requirements of the SEC and applicable requirements under the Hong Kong Listing Rules. Our board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program.

The table below sets forth a summary of the shares repurchased by us during the year ended December 31, 2022.

			Total Number
			of Class A	Approximate
			ordinary	Dollar Value of
			shares and/or	Class A
	Total Number		ADSs	ordinary shares
	of Class A	Average Price	Purchased as	and/or ADSs
	ordinary	Paid per Class	Part of the	that May Yet Be
	shares and/or	A ordinary	Publicly	Purchased
	ADSs	shares and/or	Announced	under the
	Purchased	ADS	Plan(s)	Plan(s) (in US$)
Period
January 2022	3,064,777	5.25	3,064,777	130,355,026
February 2022	1,014,977	5.21	1,014,977	125,063,394
March 2022	806,757	4.49	806,757	121,437,541
April 2022	2,774,371	2.88	2,774,371	113,437,542
May 2022	5,662,490	2.47	5,662,490	99,437,543
June 2022	2,763,310	2.90	2,763,310	91,437,543
July 2022	—	—	—	91,437,543
August 2022	—	—	—	—
September 2022	—	—	—	—
October 2022	—	—	—	—
November 2022	891,288	1.05	891,288	49,063,563
December 2022	1,861,879	1.77	1,861,879	45,770,876

ITEM 16.F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing one Class A ordinary share, are listed on the NYSE. Under Section 303A of the NYSE Listed Company Manual, NYSE-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE with limited exceptions.

The NYSE Listed Company Manual requires NYSE-listed companies to have a nominating / corporate governance committee and a compensation committee that are composed entirely of independent directors. Cayman Islands law does not impose similar requirements.

Currently, we have three members on our nomination committee, consisting of two independent directors and one director who is an executive officer. We have three members on our compensation committee, consisting of two independent directors and one director who is an executive officer. Nevertheless, our board of directors is composed of nine members, five of whom are independent directors within the meaning of Section 303A of the NYSE Listed Company Manual, and we currently maintain fully independent audit and corporate governance committees.

As a result of our choice to follow home country practice in those matters, our shareholders may be afforded less protection than they otherwise would enjoy under NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.”

ITEM 16.H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with our filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.

As of the date of this annual report and to our best knowledge:

●	none of our shares or the shares of our material operating entities are owned by governmental entities in the jurisdiction in which we or such material operating entities are incorporated or otherwise organized;
●	none of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in us or any of our material operating entities;
●	None of the members of the board of directors of our company or any of our consolidated foreign operating entities is any official of the Chinese Communist Party; and
●	Neither the memorandum and articles of association of our company nor the articles of incorporation (or equivalent organizing document) of our consolidated foreign operating entities contains any charter of the Chinese Communist Party.

On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year.

Item 16.J.INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Tuya Inc. are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document

1.1

Ninth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K furnished to the SEC on November 2, 2022)

2.1	Form of American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K furnished to the SEC on June 24, 2022)

2.3

Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 1 to the registration statement on Form F-6 (File No. 333-254092), as amended, initially filed with the SEC on March 10, 2021)

2.4*	Description of Registrant’s Securities

4.1*	2015 Equity Incentive Plan, as amended and restated on June 15, 2022

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-253575), as amended, initially filed with the SEC on February 26, 2021)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-253575), as amended, initially filed with the SEC on February 26, 2021)

4.4

Fifth Amended and Restated Shareholders’ Agreement dated September 11, 2019 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-253575), as amended, initially filed with the SEC on February 26, 2021)

4.5

Amended and Restated Equity Interest Pledge Agreement among Hangzhou Tuya Information Technology Co., Ltd. (formerly known as Hangzhou Aixiangji Technology Co., Ltd.), Liaohan (Leo) Chen and Hangzhou Tuya Technology Co., Ltd., originally dated December 23, 2014, amended on August 23, 2019 and amended and restated on January 19, 2022 (incorporated herein by reference to Exhibit 4.5 to our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 28, 2022)

4.6

Amended and Restated Equity Interest Pledge Agreement among Hangzhou Tuya Information Technology Co., Ltd. (formerly known as Hangzhou Aixiangji Technology Co., Ltd.), Peihong Chen and Hangzhou Tuya Technology Co., Ltd., originally dated December 23, 2014, amended on August 23, 2019 and amended and restated on January 19, 2022 (incorporated herein by reference to Exhibit 4.6 to our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 28, 2022)

4.7

Amended and Restated Equity Interest Pledge Agreement among Hangzhou Tuya Information Technology Co., Ltd. (formerly known as Hangzhou Aixiangji Technology Co., Ltd.), Ruixin Zhou and Hangzhou Tuya Technology Co., Ltd., originally dated December 23, 2014, amended on August 23, 2019 and amended and restated on January 19, 2022 (incorporated herein by reference to Exhibit 4.7 to our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 28, 2022)

Exhibit Number	Description of Document

4.8

Second Amended and Restated Equity Interest Pledge Agreement among Hangzhou Tuya Information Technology Co., Ltd. (formerly known as Hangzhou Aixiangji Technology Co., Ltd.), Xueji (Jerry) Wang and Hangzhou Tuya Technology Co., Ltd., originally dated December 23, 2014 and, amended and restated on August 23, 2019 and January 19, 2022, respectively (incorporated herein by reference to Exhibit 4.8 to our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 28, 2022)

4.9

Amended and Restated Equity Interest Pledge Agreement among Hangzhou Tuya Information Technology Co., Ltd. (formerly known as Hangzhou Aixiangji Technology Co., Ltd.), Yaona Lin and Hangzhou Tuya Technology Co., Ltd., originally dated December 23, 2014, amended on August 23, 2019 and amended and restated on January 19, 2022 (incorporated herein by reference to Exhibit 4.9 to our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 28, 2022)

4.10

Amended and Restated Exclusive Business Cooperation Agreement between Hangzhou Tuya Information Technology Co., Ltd. (formerly known as Hangzhou Aixiangji Technology Co., Ltd.) and Hangzhou Tuya Technology Co., Ltd. originally dated December 23, 2014 and amended and restated on January 19, 2022 (incorporated herein by reference to Exhibit 4.10 to our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 28, 2022)

4.11

Amended and Restated Exclusive Option Agreement among Hangzhou Tuya Information Technology Co., Ltd. (formerly known as Hangzhou Aixiangji Technology Co., Ltd.), Liaohan (Leo) Chen and Hangzhou Tuya Technology Co., Ltd. originally dated December 23, 2014 and amended and restated on January 19, 2022 (incorporated herein by reference to Exhibit 4.11 to our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 28, 2022)

4.12

Amended and Restated Exclusive Option Agreement among Hangzhou Tuya Information Technology Co., Ltd. (formerly known as Hangzhou Aixiangji Technology Co., Ltd.), Peihong Chen and Hangzhou Tuya Technology Co., Ltd. originally dated December 23, 2014 and amended and restated on January 19, 2022 (incorporated herein by reference to Exhibit 4.12 to our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 28, 2022)

4.13

Amended and Restated Exclusive Option Agreement among Hangzhou Tuya Information Technology Co., Ltd. (formerly known as Hangzhou Aixiangji Technology Co., Ltd.), Ruixin Zhou and Hangzhou Tuya Technology Co., Ltd. originally dated December 23, 2014 and amended and restated on January 19, 2022 (incorporated herein by reference to Exhibit 4.13 to our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 28, 2022)

4.14

Second Amended and Restated Exclusive Option Agreement among Hangzhou Tuya Information Technology Co., Ltd. (formerly known as Hangzhou Aixiangji Technology Co., Ltd.), Xueji (Jerry) Wang and Hangzhou Tuya Technology Co., Ltd., originally dated December 23, 2014 and amended and restated on August 23, 2019 and January 19, 2022, respectively (incorporated herein by reference to Exhibit 4.14 to our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 28, 2022)

4.15

Amended and Restated Exclusive Option Agreement among Hangzhou Tuya Information Technology Co., Ltd. (formerly known as Hangzhou Aixiangji Technology Co., Ltd.), Yaona Lin and Hangzhou Tuya Technology Co., Ltd. originally dated December 23, 2014 and amended and restated on January 19, 2022 (incorporated herein by reference to Exhibit 4.15 to our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 28, 2022)

4.16

Power of Attorney executed by Liaohan (Leo) Chen dated January 19, 2022 (incorporated herein by reference to Exhibit 4.16 to our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 28, 2022)

4.17

Power of Attorney executed by Peihong Chen dated January 19, 2022 (incorporated herein by reference to Exhibit 4.17 to our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 28, 2022)

4.18

Power of Attorney executed by Ruixin Zhou dated January 19, 2022 (incorporated herein by reference to Exhibit 4.18 to our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 28, 2022)

4.19

Power of Attorney executed by Xueji (Jerry) Wang dated January 19, 2022 (incorporated herein by reference to Exhibit 4.19 to our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 28, 2022)

4.20

Power of Attorney executed by Yaona Lin dated January 19, 2022 (incorporated herein by reference to Exhibit 4.20 to our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 28, 2022)

Exhibit Number	Description of Document

4.21

Spousal Consent executed by spouse of Liaohan (Leo) Chen dated January 19, 2022 (incorporated herein by reference to Exhibit 4.21 to our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 28, 2022)

4.22

Spousal Consent executed by spouse of Peihong Chen dated January 19, 2022 (incorporated herein by reference to Exhibit 4.22 to our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 28, 2022)

4.23

Spousal Consent executed by spouse of Ruixin Zhou dated January 19, 2022 (incorporated herein by reference to Exhibit 4.23 to our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 28, 2022)

4.24

Spousal Consent executed by spouse of Xueji (Jerry) Wang dated January 19, 2022 (incorporated herein by reference to Exhibit 4.24 to our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 28, 2022)

4.25

Spousal Consent executed by spouse of Yaona Lin dated January 19, 2022 (incorporated herein by reference to Exhibit 4.25 to our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 28, 2022)

8.1*	Principal Subsidiaries and Variable Interest Entity of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-253575), as amended, initially filed with the SEC on February 26, 2021)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Jia Yuan Law Offices

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

15.4**	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act

15.5*	Consent of CIC

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tuya Inc.

By:	/s/ Xueji (Jerry) Wang
	Name:	Xueji (Jerry) Wang
	Title:	Chief Executive Officer and Director

Date: April 26, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tuya Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tuya Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity/(deficit) and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 26, 2023

We have served as the Company’s auditor since 2020.

TUYA INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2022

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	As of December 31,
	2021	2022
ASSETS
Current assets:
Cash and cash equivalents	963,938	133,161
Restricted cash	638	—
Short-term investments	102,134	821,134
Accounts receivable, net	32,701	12,172
Notes receivable	1,393	2,767
Inventories, net	62,582	45,380
Prepayments and other current assets	27,882	8,752
Total current assets	1,191,268	1,023,366
Non-current assets:
Property, equipment and software, net	6,805	3,827
Operating lease right-of-use assets, net	22,181	9,736
Long-term investments	26,078	18,031
Other non-current assets	1,818	1,179
Total non-current assets	56,882	32,773
Total assets	1,248,150	1,056,139
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of 1,221 and 1,422 as of December 31, 2021 and 2022, respectively):
Accounts payable	12,212	9,595
Advance from customers	31,088	27,633
Deferred revenue, current	9,254	6,821
Accruals and other current liabilities	50,847	33,383
Lease liabilities, current	5,697	3,850
Total current liabilities	109,098	81,282
Non-current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of 38 and nil as of December 31, 2021 and 2022, respectively):
Lease liabilities, non-current	16,048	5,292
Deferred revenue, non-current	859	394
Other non-current liabilities	8,484	7,004
Total non-current liabilities	25,391	12,690
Total liabilities	134,489	93,972

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2021 AND 2022

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	As of December 31,
	2021	2022
Shareholders’ equity:
Ordinary shares (US$0.00005 par value; nil shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively)	—	—
Class A ordinary shares (US$0.00005 par value; 600,000,000 and 800,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 491,846,560 and 499,146,560 shares issued as of December 31, 2021 and 2022, respectively; 480,241,752 and 473,550,229 shares outstanding as of December 31, 2021 and 2022, respectively)	25	25
Class B ordinary shares (US$0.00005 par value; 200,000,000 and 200,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 79,400,000 and 79,400,000 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	4	4
Treasury stock (US$0.00005 par value; 11,604,808 and 25,596,331 shares as of December 31, 2021 and 2022, respectively)	(46,930)	(86,438)
Additional paid-in capital	1,526,140	1,584,764
Accumulated other comprehensive income/(loss)	2,320	(22,115)
Accumulated deficit	(367,898)	(514,073)
Total shareholders’ equity	1,113,661	962,167
Total liabilities and shareholders’ equity	1,248,150	1,056,139

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2020	2021	2022
Revenue	179,874	302,076	208,172
Cost of revenue	(117,937)	(174,209)	(118,749)
Gross profit	61,937	127,867	89,423
Operating expenses:
Research and development expenses	(77,430)	(174,289)	(144,942)
Sales and marketing expenses	(37,556)	(75,384)	(55,662)
General and administrative expenses	(17,868)	(71,589)	(67,513)
Other operating incomes, net	1,071	9,835	10,508
Total operating expenses	(131,783)	(311,427)	(257,609)
Loss from operations	(69,846)	(183,560)	(168,186)
Other income/(loss)
Other non-operating incomes, net	—	1,958	2,904
Financial income, net	3,220	7,286	18,546
Foreign exchange (loss)/gain, net	(80)	(618)	2,441
Loss before income tax expense	(66,706)	(174,934)	(144,295)
Income tax expense	(206)	(490)	(1,880)
Net loss	(66,912)	(175,424)	(146,175)
Net loss attributable to Tuya Inc.	(66,912)	(175,424)	(146,175)
Net loss attributable to ordinary shareholders	(66,912)	(175,424)	(146,175)
Net loss	(66,912)	(175,424)	(146,175)
Other comprehensive income/(loss)
Changes in fair value of long-term investments	—	357	(9,493)
Foreign currency translation	2,882	1,482	(14,942)
Total comprehensive loss attributable to Tuya Inc.	(64,030)	(173,585)	(170,610)
Net loss attributable to Tuya Inc.	(66,912)	(175,424)	(146,175)
Net loss attributable to ordinary shareholders	(66,912)	(175,424)	(146,175)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	221,980,000	489,149,533	553,527,529
Net loss per share attributable to ordinary shareholders-basic and diluted	(0.30)	(0.36)	(0.26)
Share-based compensation expenses were included in:
Research and development expenses	2,596	14,542	14,692
Sales and marketing expenses	1,529	6,702	6,825
General and administrative expenses	5,321	44,845	47,502

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT) (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	Ordinary shares
	(US$0.00005 par value)			Treasury stock
						Accumulated
	Number		Additional	Number		other		Total
	of		paid-in	of		comprehensive	Accumulated	shareholders’
	shares issued	Amount	capital	shares issued	Amount	income	deficit	equity/(deficit)
		US$	US$		US$	US$	US$	US$
Balance as of December 31, 2020	221,980,000	11	27,315	—	—	481	(192,474)	(164,667)
Issuance of ordinary shares upon Initial Public Offering and related over-allotment option, net of cost of issuance	45,076,479	2	904,730	—	—	—	—	904,732
Issuance of ordinary shares prior to Initial Public Offering	16,026,282	1	199,999	—	—	—	—	200,000
Conversion of redeemable preferred shares	278,163,799	14	333,653	—	—	—	—	333,667
Issuance of ordinary shares reserved for equity incentive plan	10,000,000	1	—	(10,000,000)	(1)	—	—	—
Repurchase of ordinary shares	—	—	—	(7,008,269)	(53,645)	—	—	(53,645)
Exercise of share option and vested restricted share unit	—	—	(5,646)	5,403,461	6,716	—	—	1,070
Net loss	—	—	—	—	—	—	(175,424)	(175,424)
Fair value change of long-term investment	—	—	—	—	—	357	—	357
Foreign currency translation adjustment	—	—	—	—	—	1,482	—	1,482
Share-based compensation	—	—	66,089	—	—	—	—	66,089
Balance as of December 31, 2021	571,246,560	29	1,526,140	(11,604,808)	(46,930)	2,320	(367,898)	1,113,661

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT) (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	Ordinary shares
	(US$0.00005 par value)			Treasury stock
						Accumulated
	Number		Additional	Number		other		Total
	of		paid-in	of		comprehensive	Accumulated	shareholders’
	shares issued	Amount	capital	shares issued	Amount	income/(loss)	deficit	equity
		US$	US$		US$	US$	US$	US$

Balance as of December 31, 2021	571,246,560	29	1,526,140	(11,604,808)	(46,930)	2,320	(367,898)	1,113,661
Repurchase of ordinary shares	—	—	—	(18,839,849)	(59,631)	—	—	(59,631)
Exercise of share option and vested restricted share unit	—	—	(19,084)	4,848,326	20,123	—	—	1,039
Issuance of ordinary shares upon the Dual Primary Listing, net of cost of issuance	7,300,000	—	8,689	—	—	—	—	8,689
Net loss	—	—	—	—	—	—	(146,175)	(146,175)
Fair value change of long-term investment	—	—	—	—	—	(9,493)	—	(9,493)
Foreign currency translation adjustment	—	—	—	—	—	(14,942)	—	(14,942)
Share-based compensation	—	—	69,019	—	—	—	—	69,019
Balance as of December 31, 2022	578,546,560	29	1,584,764	(25,596,331)	(86,438)	(22,115)	(514,073)	962,167

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2020	2021	2022
Cash flows from operating activities:
Net loss	(66,912)	(175,424)	(146,175)
Adjustments to reconcile net loss to net cash generated from operating activities:
Share-based compensation	9,446	66,089	69,019
Depreciation and amortization of property, equipment and software	1,662	3,369	3,443
Amortization of right-of-use assets	4,022	6,981	4,766
Allowance for doubtful receivables	278	1,030	288
Inventory write-downs	539	1,806	4,067
Loss/(gain) on disposal of property, equipment and software	—	365	(219)
Gain on disposal of a long-term investment	(147)	—	—
Loss/(gain) on foreign currency exchange rates	80	618	(2,441)
Investment loss	—	—	2,167
Fair value change on short-term and long-term investments	—	833	(7,449)
Cash flows from operating activities:
Changes in operating assets and liabilities:
Accounts receivable	(7,243)	(23,430)	20,241
Notes receivable	(8,747)	7,733	(1,374)
Inventories	(19,787)	(22,121)	13,135
Prepayments and other current assets	3,615	(13,134)	8,893
Other non-current assets	(778)	(89)	639
Accounts payable	10,983	(10,947)	(2,617)
Advance from customers	13,027	4,010	(3,455)
Deferred revenue	3,398	5,938	(2,898)
Income tax payable	4	(159)	—
Accruals and other payables	11,939	19,109	(24,280)
Lease liabilities	(4,590)	(7,164)	(4,924)
Other non-current liability	—	8,484	(1,480)
Net cash used in operating activities	(49,211)	(126,103)	(70,654)
Cash flows from investing activities:
Payment for short-term investments	(196,806)	(468,705)	(1,257,697)
Proceeds from disposal of short-term investments	192,493	385,549	543,790
Purchase of property, equipment and software	(3,201)	(6,193)	(710)
Proceeds from disposal of property, equipment and software	5	28	464
Provision of bridge loans	—	(2,930)	—
Loan repayment	—	628	—
Payment for long-term investments	(564)	(21,334)	(1,575)
Proceeds from disposal of a long-term investment	221	—	—
Proceeds from other investing activities	—	—	1,503
Net cash used in investing activities	(7,852)	(112,957)	(714,225)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2020	2021	2022
Cash flows from financing activities:
Proceeds from issuance of Class A ordinary shares upon Initial Public Offering and related over-allotment option, net of cost of issuance	—	904,732	—
Payment for repurchase of ordinary shares	—	(64,000)	(48,678)
Proceeds from issuance of ordinary shares prior to Initial Public Offering	—	200,000	—
Proceeds from exercise of share options	—	1,070	1,039
Proceeds from issuance of Class A ordinary shares upon the Dual Primary Listing, net of cost of issuance	—	—	9,057
Payments of deferred offering costs	(182)	—	—
Subscription contributions from shareholders	10	—	—
Net cash (used in)/ generated from financing activities	(172)	1,041,802	(38,582)
Effect of exchange rate changes on cash and cash equivalents, restricted cash	2,903	2,879	(7,954)
Net (decrease)/ increase in cash and cash equivalents, restricted cash	(54,332)	805,621	(831,415)
Cash and cash equivalents, restricted cash at the beginning of year	213,287	158,955	964,576
Cash and cash equivalents, restricted cash at the end of year	158,955	964,576	133,161
Supplemental cash flow disclosures
Cash paid for income tax	(210)	(616)	(843)
Supplemental schedule of non-cash investing activities
Conversion from bridge loan into investment	—	2,302	—

	As of December 31,
	2020	2021	2022
	US$	US$	US$
Cash and cash equivalents	158,792	963,938	133,161
Restricted cash	163	638	—
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	158,955	964,576	133,161

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

(b)    History of the Group

Prior to the incorporation of Tuya Inc. in August 2014, the Group commenced its initial operations through Hangzhou Tuya Technology Co., Ltd. (“Hangzhou Tuya Technology”), which was established on June 16, 2014 by Wang Xueji and another individual. After a series of agreements, Hangzhou Tuya Technology was owned by Wang Xueji and other four individuals (collectively, the “Registered Shareholders”) together with two unrelated investors of Series Angel financing (the “Non-Registered Shareholders VIE Investors”) by August 2014. In December 2014, Hangzhou Tuya Information Technology Co., Ltd. (“the WFOE”) was established after the incorporation of Tuya Inc. The Group then entered into a series of contractual arrangements among the WFOE, Hangzhou Tuya Technology and Hangzhou Tuya Technology’s shareholders in December 2014, and thereafter Hangzhou Tuya Technology (the “VIE”) became the variable interest entity of the Group. After the completion of this transaction, the Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and the consolidated VIE. In 2019, the VIE agreements were amended to modify the VIE’s shareholders list and equity interest of each shareholder as a result of the change in registered share capital of the VIE and the exit of Non-Registered Shareholders VIE Investors as the VIE’s shareholders. The contractual arrangements were further amended in January 2022. The amendments discussed herein did not impact the VIE accounting treatment discussed further in Note 2(b).

As of December 31, 2021 and 2022, the Company’s principal subsidiaries and consolidated VIE are as follows:

	Date of	Place of	Percentage of direct		Principal
Name of subsidiaries	incorporation	incorporation	or indirect ownership		activities
			December 31,
			2021	2022
Tuya (HK) Limited	September 12, 2014	Hong Kong, China	100%	100%	Investment holding and business development
Hangzhou Tuya Information Technology Co., Ltd.	December 5, 2014	Hangzhou, China	100%	100%	Sales of IoT PaaS, Smart devices, SaaS and Others and research and development
Tuya Smart Inc.	July 19, 2019	Delaware, United States	100%	100%	Business development
Tuya Global Inc.	July 22, 2015	California, United States	100%	100%	Business development
Tuya smart (India) Private Limited	January 31, 2019	Gurgaon, India	100%	100%	Business development
Tuya smart (Colombia) S.A.S	July 2, 2019	Medellin, Colombia	100%	100%	Business development
Tuya GmbH	May 13, 2019	Hamburg, Germany	100%	100%	Business development
Tuya Japan Co., Ltd.	January 23, 2019	Tokyo, Japan	100%	100%	Business development
Zhejiang Tuya Smart Electronics Co., Ltd.	May 9, 2020	Hangzhou, China	100%	100%	Sales of Smart devices

	Date of	Place of	Economic		Principal
Name of VIE	incorporation	incorporation	interest held		activities
			December 31,
			2021	2022
Hangzhou Tuya Technology Co., Ltd.	June 16, 2014	Hangzhou, China	100%	100%	No substantial business

The VIE operated de minimis business activities and had no material impact on the Company’s financial position, results of operations or cash flows for the years ended December 31, 2020, 2021 and 2022.

(c)    COVID-19 impact and liquidity

For the year ended December 31, 2022, the Group’s financial performance was impacted by COVID-19 and its impact to commercial activities in China. For the year ended December 31, 2021, the Group’s financial performance was not significantly impacted by COVID-19. Prospective impacts to the Group and its financial results relating to the pandemic will depend on future developments, which are highly uncertain and cannot be predicted at this time. Based on the assessment on the Group’s liquidity and financial positions, the Group believes that its current cash and cash equivalents and short-term investments will be sufficient to enable it to meet its anticipated working capital requirements and capital expenditures for at least the next twelve months from the date these consolidated financial statements are issued.

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

(c)    Use of Estimates

The preparation of the Group’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, long-lived assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to impairment provision for inventories, valuation allowance for deferred tax assets, stand-alone selling prices (SSP) for each distinct performance obligation, the valuation of ordinary shares and share-based compensation. Estimates are based on historical experiences and on various assumptions that the Group believes are reasonable under current circumstances. As of December 31, 2021 and 2022, the Group considered the economic implications of the COVID-19 on its significant judgments and estimates. Given that changes in circumstances, facts and experience may cause the Group to revise its estimates, actual results could differ materially from those estimates.

(d)    Functional Currency and Foreign Currency Translation

The Group uses United States dollar as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Cayman Islands and Hong Kong is the United States dollar, while the functional currency of the Group’s other subsidiaries and VIE is their respective local currency as determined based on the criteria of ASC 830, Foreign Currency Matters.

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

Financial assets and liabilities of the Group mainly consist of cash and cash equivalents, restricted cash, short-term investments, account receivables, notes receivable, certain other current assets, long-term investments, trade payables and certain accruals and other liabilities. As of December 31, 2021 and 2022, except for short-term investments, debt securities and equity securities with readily determinable fair value included in long-term investments, the carrying values of these financial instruments approximated their fair values due to their short-term maturity. The Group reports equity securities with readily determinable fair value included in short-term investments at fair value and discloses the fair value of these investments based on level 1 measurement. The Group reports time deposits and wealth management products included in short-term investments and the derivative instruments included in prepayment and other current asset at fair value, and discloses their fair value based on level 2 measurement. The Group reports equity securities with readily determinable fair value included in long-term investments at fair value and discloses the fair value of these investments based on level 2 measurement. The Group reports investment in available-for-sale debt securities included in long-term investments at fair value and discloses the fair value of these investments based on level 3 measurement.

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

		Fair value measurement at reporting date using
	Fair value	Quoted Prices in Active		Significant
	as of	Markets for Identical	Significant Other	Unobservable
	December 31,	Assets	Observable Inputs	Inputs
Description	2021	(Level 1)	(Level 2)	(Level 3)
Assets:
Short-term investments	102,134	4,624	97,510	—
Derivative instruments	74	—	74	—
Long-term investments	26,078	—	495	25,583
	128,286	4,624	98,079	25,583

		Fair value measurement at reporting date using
	Fair value	Quoted Prices in Active		Significant
	as of	Markets for Identical	Significant Other	Unobservable
	December 31,	Assets	Observable Inputs	Inputs
Description	2022	(Level 1)	(Level 2)	(Level 3)
Assets:
Short-term investments	821,134	2,249	818,885	—
Long-term investments	18,031	—	366	17,665
	839,165	2,249	819,251	17,665

The roll forward of major Level 3 investments are as follows:

US$

Fair value of Level 3 investments as of December 31, 2020	—
New addition	25,226
The change in fair value of the investments	357
Fair value of Level 3 investments as of December 31, 2021	25,583
New addition	1,575
The change in fair value of the investments	(9,493)
Fair value of Level 3 investments as of December 31, 2022	17,665

Management determined the fair value of these Level 3 investments based on market approach using various unobservable inputs. The determination of the fair value required significant judgement by management with respect to the assumptions and estimates for the lack of marketability discounts, expected volatility and probability in equity allocation. The significant unobservable inputs adopted in the valuation as of December 31, 2021 and 2022 are as follows:

As of December 31,
	2021	2022
Unobservable Inputs

Expected volatility	37%-69%	40%-63%
Probability	Liquidation scenario:40%	Liquidation scenario:35%-45%
	Redemption scenario:40%	Redemption scenario:35%-45%
	IPO scenario:20%	IPO scenario:10%-30%

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

Notes receivable are primarily bank acceptance notes. The Group accepts bank acceptance notes from customers for products sold or services performed in the ordinary course of business. Bank acceptance notes are negotiable instruments with cash settlement from commercial banks within 6 months. Upon receipt of the bank acceptance notes, the Group’s accounts receivable from the customer is derecognized. The bank acceptance notes can also be endorsed to suppliers as settlement of accounts payable. Bank acceptance notes of US$1.4 million, nil, and nil were endorsed to suppliers for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, the endorsed bank acceptance notes but yet due were nil and nil, respectively. The Group sells bank acceptance notes to financial institutions without recourse in the normal course of business through factoring arrangements. These bank acceptance notes transferred without recourse were nil, US$13,814 and US$4,620 for the years ended December 31, 2020, 2021 and 2022 respectively, and were derecognized.

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

(k)    Operating Leases

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

For operating leases with a term of one year or less, the Group has elected not to recognize a lease liability or lease right of use asset on its consolidated balance sheets. Instead, it recognizes the lease payment as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of comprehensive loss. The Group has operating lease agreements with insignificant non-lease components and have elected the practical expedient to combine and account for lease and non-lease components as single lease component.

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

(o)    Impairment of Long-lived Assets

For other long-lived assets including property, equipment and software and other non-current assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment charges were recognized for the years ended December 31, 2020, 2021 and 2022.

(p)    Value Added Taxes

The Group’s subsidiaries and the VIE in the PRC are subject to value-added taxes (“VAT”) on its products and services, less any deductible VAT the Group has already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law. VAT is not included in the revenue recognized for the Group.

The Company’s two subsidiaries, Hangzhou Tuya Information Technology Co., Ltd. and Zhejiang Tuya Smart Electronics Co., Ltd. obtained their software copy certificate in July and December 2020, respectively, and are eligible for the VAT refund-upon-collection policy, which entitles Hangzhou Tuya Information Technology Co., Ltd. and Zhejiang Tuya Smart Electronics Co., Ltd. to receive relevant refunds for the amount of VAT in excess of 3% of its actual tax burden upon completion of relevant the VAT refund filling process. The VAT refund received is recorded in other operating incomes, net in the consolidated statements of comprehensive loss. For the years ended December 31, 2020, 2021 and 2022, VAT refunds received by the Company was US$303, US$8,919 and US$6,211, respectively.

(q)    Revenue Recognition

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

Revenue is recorded net of value-added tax.

The Group’s revenue was disaggregated by its major revenue streams in the years presented as follows:

	Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
IoT PaaS	151,677	261,360	152,914
Smart device distribution	22,071	22,153	25,446
SaaS and others	6,126	18,563	29,812
Total revenue	179,874	302,076	208,172

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

As of December 31, 2021 and 2022, the aggregate amount of transaction price allocated to the remaining performance obligations was US$10,113 and US$7,215, respectively, of which US$9,254 and US$6,821 were recorded in current deferred revenue while US$859 and US$394 were recorded in non-current deferred revenue, respectively.

The Group’s contract liability, including both deferred revenue and advances from customers, is US$41,201 and US$34,848 as of December 31, 2021 and 2022, respectively.

The Group applies the practical expedient to omit disclosure of information about the transaction price allocated to remaining performance obligations and when revenue will be recognized, for contracts which have a duration of one year or less. The remaining amounts recorded in non-current deferred revenue of US$859 and US$394 as of December 31, 2021 and 2022, respectively, would likely be recognized within 18 to 36 months.

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

(r)    Advances from Customers

Amounts recorded in the advances from customers account represent cash payments made upfront by the Group’s customers under each sales contract. These amounts are not yet reclassed to the deferred revenue account because the Group has not started to fulfil any of its performance obligations identified under the contract at the time. The amounts in the advances from customers are reclassified to either revenue or deferred revenue when the Group commences fulfilment of its performance obligation, depending on whether respective revenue is to be recognized at one point of time or over the period of time. If the Group fulfils its performance obligation at one point of time, the related amount in the advance from customers will be reclassified and recognized as revenue; whereas for the performance obligation that the Group starts to provide over the period of time, the amount in the advances from customers will be reclassified to deferred revenue.

(s)    Cost of Revenues

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

(t)    Research and Development Expenses

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

(u)    Sales and Marketing Expenses

Sales and marketing expenses consist primarily of payroll cost including share-based compensation expenses for sales and marketing personnel, promotion and marketing expenses, rental expenses and depreciation and other expenses in associated with sales and marketing functions. Advertising expenses consist primarily of costs for the promotion of the Group’s corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2020, 2021 and 2022, advertising and marketing costs totalled US$6,300, US$13,637 and US$5,355, respectively.

(v)    General and Administrative Expenses

General and administrative expenses consist primarily of payroll cost including share-based compensation expenses for corporate personnel, general office expenses, rental expenses and depreciation and other expenses in associated with general and administrative functions.

(w)    Government Grants

Government grants are recognized as other operating incomes, net, or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of comprehensive loss upon receipts as all conditions attached to the grants are fulfilled. Government grants included as other operating incomes, net in the consolidated statements of comprehensive loss amounted to US$1,299, US$10,423 and US$10,350 for the years ended December 31, 2020, 2021 and 2022, respectively.

(x)    Employee Social Security and Welfare Benefits

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

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the consolidated statements of comprehensive loss amounted to US$14,715, US$42,944 and US$44,505 for the years ended December 31, 2020, 2021 and 2022, respectively.

(y)    Income Taxes

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

The Group’s tax positions are subject to income tax audits by multiple tax jurisdictions throughout the world. The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the-more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. For the years ended December 31, 2020, 2021 and 2022, there were no uncertain tax position liabilities.

(z)  Share-based Compensation

The Company grants restricted shares to the Registered Shareholders (also as key member of management), share options and Restricted Share Units (“RSUs”) of the Company to eligible employees and non-employees. The Company accounts for these share-based awards in accordance with ASC 718 Compensation-Stock Compensation.

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

For non-employees’ share-based awards, the Group adopted ASU 2018-07 ”Improvements to Nonemployee Share-Based Payment Accounting” for the periods presented. In accordance with ASU 2018-07, it clarifies that equity-classified non-employee share-based awards are measured at the grant date. The definition of the term grant date is amended to generally state the date at which a grantor and a grantee reach a mutual understanding of the key terms and conditions of a share-based payment award. Non-employee share-based awards are measured at the grant date fair value of the awards and recognized as expenses using a straight-line method over the requisite service period, which is the vesting period.

The binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and nonemployee share option exercise behaviour, risk-free interest rates and expected dividend yield. Binomial option-pricing model incorporates the assumptions about grantees’ future exercise patterns. The fair value of these awards was determined by management with the assistance from an independent valuation firm using management’s estimates and assumptions.

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

(aa)  Treasury stocks

Treasury stocks are accounted for using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury stocks account on the consolidated balance sheets. When the Company reissues treasury stock at an amount greater or less than it paid to repurchase the shares, the realized gain or loss is recognized in the consolidated statements of changes in shareholders’ equity/(deficit).

(ab)  Loss per Share

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

(ac) Comprehensive Loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive loss for the periods presented includes net loss and foreign currency translation adjustments.

(ad)  Segment Reporting

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

(ae)  Recently Issued Accounting Pronouncements

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

New and Amended Standards Adopted by the Group

In January 2020, the FASB issued ASU 2020-01 Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)—Clarifying the interactions between Topic 321, Topic 323, and Topic 815. The amendments clarified that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarified that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. An entity also would evaluate the remaining characteristics in paragraph 815-10-15-141 to determine the accounting for those forward contracts and purchased options. ASU 2020-01 is effective for fiscal years and interim periods beginning after December 15, 2021 for the Group. Early adoption is permitted. The impact of the adoption was not material.

In November 2021, the FASB issued ASU 2021-10, Disclosures by Business Entities about Government Assistance (Topic 832). The amendment requires a business entity to provide certain disclosures when it has entered into a legally enforceable agreement with a government to receive value, and accounts for the transaction using a grant or contribution accounting model by analogy. ASU 2021-10 is effective for fiscal years beginning after December 15, 2021 for all business entities. The impact of the adoption was not material.

New and Amended Standards not yet Adopted by the Group

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), to provide financial statement users with more useful information about expected credit losses. ASU 2016-13 also changes how entities measure credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for fiscal years and interim periods within those years beginning after December 15, 2022 for the Group, with early adoption permitted. The FASB further issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments- Credit Losses, ASU 2019-05, Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief, ASU 2019-10, Financial Instruments-Credit Losses (Topic 326): Effective Dates, and ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments-Credit Losses. The amendments in these ASUs provide clarifications to ASU 2016-13. In March 2022, the FASB issued ASU 2022-02, Financial Instruments - Credit Losses, Troubled Debt Restructurings and Vintage Disclosures. The new standard requires that an entity apply the loan refinancing and restructuring guidance in ASC 310 to all loan modifications and/or receivable modifications. It also enhances disclosure requirements for certain refinancing and restructurings by creditors when a borrower is experiencing financial difficulty and requires disclosure of current-period gross charge-offs by year of origination in the vintage disclosure. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. The Group has determined that the impact of this new guidance on its consolidated financial statements is not expected to be material.

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

The following table summarizes customers with greater than 10% of the accounts receivable:

	As of December 31,
	2021	2022
Customer A	19%	*

*Less than 10%

(b)    Concentration of Customers and Suppliers

There are no customers from whom revenues individually represent greater than 10% of the total revenues of the Group in any of the periods presented.

Suppliers contributed more than 10% of total purchases are as below:

	Year ended December 31,
	2020	2021	2022
Supplier A	13%	25%	15%

4.    Short-term Investments

	As of December 31,
	2021	2022
	US$	US$
Time deposits	97,510	818,885
Equity securities with readily determinable fair value (2)	4,624	2,249
Wealth management products (1)	—	—
Total short-term investments	102,134	821,134
(1)	For the years ended December 31, 2021 and 2022, the Group’s wealth management products mainly consisted of financial products issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased or revolving terms. For the years ended December 31, 2020, 2021 and 2022, the weighted average return of the wealth management products was 2.9%, 2.7% and 2.6%, respectively.

(2)	Starting from July 2021, the Group, from time to time, invested in ordinary shares of a listed company and disposed of portion of the investments. For the years ended December 31, 2021 and 2022, the Group recorded fair value losses on short-term equity investment of US$1,998 and US$2,056 in financial income, respectively, net in the consolidated statements of comprehensive loss. For the years ended December 31, 2021 and 2022, the Group recorded US$422 and nil upon disposal of portion of the investments in financial income, net in the consolidated statements of comprehensive loss, respectively. This investment is classified as equity securities with readily determinable fair values.

5.    Accounts Receivable, net

	As of December 31,
	2021	2022
	US$	US$
Accounts receivable, gross	34,345	13,955
Less: allowance for doubtful accounts	(1,644)	(1,783)
Total accounts receivable, net	32,701	12,172

The Group recorded the allowance for doubtful accounts of US$278, US$1,030, US$288 for the years ended December 31, 2020, 2021 and 2022, respectively.

6.    Inventories, net

Inventories consist of the following:

	As of December 31,
	2021	2022
	US$	US$
Raw materials	55,845	44,225
Work in process	3,359	3,237
Finished goods	5,958	4,183
Low value consumables and spare parts	145	153
Less: inventory write-downs	(2,725)	(6,418)
Total inventories, net	62,582	45,380

The Group recorded inventory write-downs of US$539, US$1,806, and US$4,067 for the years ended December 31, 2020,2021 and 2022, respectively.

7.    Prepayments and Other Assets

The current and non-current portions of prepayments and other assets consist of the following:

	As of December 31,
	2021	2022
	US$	US$
Advance to suppliers	12,529	5,980
VAT recoverable (2)	621	810
Rental deposits	438	527
Receivables from third party payment platforms	175	299
Interest receivable	123	284
Prepayment for share repurchase (1)	10,355	—
Professional cost for Dual Primary Listing	3,049	—
Others	592	852
Total prepayments and other current assets	27,882	8,752

Rental deposits	1,818	1,179
Total other non-current assets	1,818	1,179
(1)	As of December 31, 2021, prepayment for share repurchase represented the advanced payment by the Group to a bank engaged by the Group for the Share Repurchase Program (Note 14).
(2)	VAT recoverable represented the balances that the Group can utilize to deduct its VAT liabilities within the next 12 months.

8.    Property, Equipment and Software, net

Property, equipment and software consist of the following:

	As of December 31,
	2021	2022
	US$	US$
Cost:
Leasehold improvements	3,092	3,389
Computers and electronic equipment	8,539	7,513
Office equipment	437	229
Software	612	726
Construction in progress	—	59
Total cost	12,680	11,916
Less: Accumulated depreciation and amortization	(5,875)	(8,089)
Total property, equipment and software, net	6,805	3,827

Depreciation expense was US$1,662, US$3,369, and US$3,443 for the years ended December 31, 2020, 2021 and 2022, respectively.

9.    Long-term Investment

	As of December 31,
	2021	2022
	US$	US$
Investments in available-for-sale debt securities (1)	25,583	17,665
Investment in an equity security with readily determinable fair values	495	366
Total long-term investments	26,078	18,031
(1)	As of December 31, 2021 and 2022, the balance represents the Group’s shareholding interests of several privately held companies.

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

In December 2021, the Group acquired shareholding interest of a privately held company with total cash consideration of RMB30,640 thousand (equivalent to US$4,672). Prior to the investment, in September 2021, the Group provided a bridge loan to the privately held investee, with principal amount of RMB15,000 thousand (equivalent to US$2,313), which was due within one year. There was a warrant granted to the Group to purchase shares of the customer with pre-agreed valuation cap. This loan arrangement was entered into separately from regular sales business with the customer. In accordance with the bridge loan agreement, the loan was interest free, and the Group was entitled to rights of investments in the customer within certain pre-defined period prior to the loan due dates. In the fourth quarter of 2021, this bridge loan of RMB15,000 thousand (equivalent to US$2,302) was fully converted into an investment in the customer which also included the Group’s additional cash consideration of RMB15,640 thousand (equivalent to US$2,459). There was a realized gain of RMB7,860 thousand (equivalent to US$1,218) recorded in financial income, net for the year ended December 31, 2021 due to the exercise of the warrant.

In November 2021, the Group acquired shareholding interest of two privately held companies with cash considerations of RMB3,000 thousand (equivalent to US$467) and RMB10,000 thousand (equivalent to US$1,571), respectively. In December 2021, the Group acquired a shareholding interest of a privately held company with a cash consideration of RMB7,139 thousand (equivalent to US$1,120). In March 2022, the Group acquired a shareholding interest in a privately held company with a cash consideration of RMB10,000 thousand (equivalent to US$1,575).

As the Group has the right to request each investee to redeem the Group’s investments at the Group’s investment cost plus interest if the investee fails to meet certain predetermined conditions, the redeemable shares of the investees purchased by the Group were classified as an available-for-sale debt investments and were measured at their respective fair values.For the years ended December 31, 2021 and 2022, the fair value changes of the Group’s investments in these privately held companies were other comprehensive income of US$357 and other comprehensive loss of US$9,493, respectively.

10.  Operating Leases

The Company has operating leases primarily for office and operation space. The Company’s operating lease arrangements have remaining terms of one year to five years with no variable lease costs.

Operating lease costs were US$4,710, US$8,231 and US$6,626 for the years ended December 31, 2020, 2021 and 2022, respectively.

The components of lease expenses were as follows:

	Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
Lease cost:
Amortization of right-of-use assets	4,022	6,981	4,766
Interest of lease liabilities	396	749	692
Expenses for short-term lease within 12 months	292	501	1,168
Total lease cost	4,710	8,231	6,626

Supplemental cash flow information related to leases were as follows:

	Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
Cash paid for amounts included in the measurement of lease liabilities	4,976	7,920	5,554
Right-of-use assets obtained in exchange for operating lease liabilities	7,047	23,810	884

Supplemental consolidated balance sheet information related to leases were as follows:

	As of December 31,
	2021	2022
Right-of-use assets	22,181	9,736
Operating lease liabilities-current	5,697	3,850
Operating lease liabilities-non-current	16,048	5,292
Total lease liabilities	21,745	9,142
Weighted-average remaining lease term
Operating leases	3.81 years	2.73 years
Weighted-average discount rate
Operating lease	4.75% per annum	4.75% per annum

Maturities of lease liabilities were as follows:

	As of December 31,
	2021	2022
	US$	US$
2022	6,722	—
2023	6,652	4,200
2024	4,909	2,835
2025	4,888	2,675
2026	646	46
2027	5	4
Total undiscounted lease payments	23,822	9,760
Less: imputed interest	(2,077)	(618)
Total lease liabilities	21,745	9,142

11.  Accruals and Other Liabilities

The current and non-current portions of accruals and other liabilities consist of the following:

	As of December 31,
	2021	2022
	US$	US$
Accruals and other current liabilities
Salary and welfare payable	30,597	16,850
Cloud infrastructure and IT related services fee payables	3,110	3,214
Payment from depositary bank, current (2)	2,611	3,113
Professional service fee payables	5,558	2,036
Deposit payable	—	1,436
Advertising and promotion fee payables	4,172	1,078
Sales return allowances	709	1,004
Tax payables	1,796	787
Payables for share repurchase (3)	—	716
Membership fee to be refunded (1)	471	388
Product warranty	339	213
Others	1,484	2,548
Total accruals and other current liabilities	50,847	33,383
Other non-current liabilities
Payment from depositary bank, non-current (2)	8,484	7,004
Total accruals and other liabilities	59,331	40,387
(1)	Membership fee to be refunded presents the balances of refundable membership fee collected by the Group from its customers under the 2019 Membership Program (Note 2(q)).
(2)	The Company received reimbursement payment of US$13,053 and US$1,926 from a depositary bank in April 2021 and June 2022,respectively. The amount was recorded ratably as other non-operating income over a five-year and 46 months arrangement period, respectively. For the years ended December 31, 2021 and 2022, the Company recorded US$1,958 and US$2,904 in other non-operating income in the consolidated statements of comprehensive loss, respectively.
(3)	Payables for share repurchase represents the share repurchase consideration to be settled as of December 31, 2022 by the Group to a bank engaged by the Group for the Share Repurchase Program (Note 14). These payables were fully paid subsequently in January 2023.

12.  Deferred Revenue

	As of December 31,
	2021	2022
	US$	US$
Deferred Revenue
-Cloud-based connectivity and basic IoT services (1)	2,669	1,375
-Membership (2)	3,473	672
-SaaS (3)	3,971	5,168
Total deferred revenue	10,113	7,215
(1)	Deferred cloud-based connectivity and basic IoT services related revenue

Deferred cloud-based connectivity and basic IoT services related revenue represents the Group’s provision of cloud-based connectivity obligation and basic IoT services to customers.

	Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
Beginning balances	777	2,058	2,669
Deferral of revenue	1,781	2,157	872
Recognition of deferred revenue	(500)	(1,546)	(2,166)
Ending balances	2,058	2,669	1,375
(2)Deferred Revenue-Membership

Deferred Revenue-Membership represents the Group’s remaining performance obligation performed over the period of time under its 2020 Membership Program (Note 2(q)).

	Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
Beginning balances	—	1,077	3,473
Deferral of revenue	1,229	9,259	2,442
Recognition of deferred revenue	(152)	(6,863)	(5,243)
Ending balances	1,077	3,473	672
(3)	Deferred Revenue-SaaS

Deferred Revenue-SaaS mainly represents the Group’s remaining performance obligation in providing industry SaaS services over the period of time (Note 2(q)).

	Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
Beginning balances	—	1,040	3,971
Deferral of revenue	1,834	6,455	11,779
Recognition of deferred revenue	(794)	(3,524)	(10,582)
Ending balances	1,040	3,971	5,168

13.  Financial Income, net

	Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
Interest income and investment income, net (1)	3,073	8,119	20,731
Gain on disposal of long-term investment	147	—	—
Realized gain of bridge loan conversion to investment	—	1,218	—
Fair value change of short-term investments	—	(1,998)	(2,056)
Fair value change of long-term investments	—	(53)	(129)
Total financial income, net	3,220	7,286	18,546
(1)

Interest income and investment income, net included interest income and investment income of US$3,073, US$8,045 and US$22,898, as well as investment gain from forward exchange contracts of nil, US$74 and investment loss from forward exchange contracts of US$2,167, for the years ended December 31, 2020, 2021 and 2022, respectively.

14.  Ordinary Shares

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

As of December 31, 2019, proceeds of the subscription for ordinary shares of the Company in the amount of US$10 were remained outstanding, and was presented as subscription receivables from ordinary shareholders in equity, a contra-equity balance on the consolidated balance sheets as of December 31, 2019. In 2020, the ordinary shareholders fully paid the US$10 subscription for ordinary shares of the Company, and therefore, as of December 31, 2020, the balance subscription receivables from ordinary shareholders were nil.

In early February 2021, the Company issued total 16,026,282 shares of ordinary shares for US$12.48 per share, with total consideration of approximately US$200 million received from two investors at fair market price, including one holder of its Series D Preferred Shares.

On March 18, 2021, the Company completed its U.S. IPO of 43,590,000 American Depositary Shares (“ADSs”), each representing one Class A ordinary shares of the Company, at the price of US$21.00 per ADS. On April 20, 2021, the Company’s underwriters exercised their over-allotment option to purchase additional 1,486,479 ADSs. The Company received approximately US$904.7 million of proceeds after deducting underwriting discounts commissions and other offering expense from its U.S. IPO and related over-allotment option arrangement.

Immediately prior to the completion of its U.S. IPO, the Company’s authorized share capital was amended as US$50 divided into 1,000,000,000 ordinary shares, among which 600,000,000 authorized ordinary shares were reclassified and re-designated as Class A ordinary shares, 200,000,000 authorized ordinary shares were reclassified and re-designated as Class B ordinary shares, and remaining 200,000,000 authorized ordinary shares were reclassified and re-designated as undesignated shares on a one-for-one basis, of such class or classes (however designated) as the board of directors of the Company may determine in the future.

Immediately prior to the completion of its U.S. IPO, a total of 142,400,000 issued and outstanding ordinary shares were converted into Class B ordinary shares on a one-for-one basis. The remaining issued and outstanding ordinary shares and all the Series A, Series A-1, Series B, Series C and Series D Preferred Shares,which were originally classified as Mezzanine Equity, were converted into Class A ordinary shares, in each case on a one-for-one basis immediately prior to the completion of the U.S. IPO (the “Dual Class Conversion”). In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 15 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights.

On September 13, 2021 and October 18, 2021, the Company issued 5,000,000 Class A ordinary shares at par to a depository bank reserved solely for the purpose of implementing the Group’s Equity Incentive Plan, respectively. The Group accounted for these shares as issued but not outstanding and presented as treasury stocks in the consolidated balance sheets.

On December 23, 2021, 27,000,000 Class B ordinary Shares were converted to Class A ordinary Shares on one-for-one basis for Wang Xueji’s personal investment planning.On December 28, 2021, 36,000,000 Class B ordinary Shares were converted to Class A ordinary Shares on one-for-one basis for Wang Xueji’s personal investment planning.

On July 4, 2022, Eastern Time (July 5, 2022, Hong Kong Time), the Company completed its Dual Primary Listing in Hong Kong Exchange (“Dual Primary Listing”) of 7,300,000 Class A ordinary shares, at the price of US$2.46 per ordinary share.

On November 1, 2022, the Company amended the numbers of its Class A ordinary shares authorized from 600,000,000 to 800,000,000 at par value of US$0.00005 each.

The Company further amended that in respect of matters requiring the votes of shareholders to one vote for each Class A ordinary share and 10 votes for each Class B ordinary share.

On August 30, 2021, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$200 million of ADSs each representing one Class A ordinary shares during a twelve-month period ended on August 30, 2022. On November 9, 2022, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$50 million of ADSs each representing one Class A ordinary shares (The above mentioned share repurchase programs are collectively referred as the “Share Repurchase Program”). The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. In the year ended December 31, 2022, the Company repurchased total 16,086,682 ADSs representing 16,086,682 of ordinary shares, total 2,726,767 ADSs representing 2,726,767 of ordinary shares and total 26,400 ordinary shares under the Share Repurchase Program at a weighted average price of US$3.44 per ADS, US$1.55 per ADS and US$1.71 per ordinary share, respectively. As of December 31, 2022, the remaining authorized amount under the Share Repurchase Program is US$46 million.

As of December 31, 2022, the Company’s authorized share capital was amended as US$50 divided into 1,000,000,000 ordinary shares, among which 800,000,000 authorized Class A ordinary shares and 200,000,000 authorized Class B ordinary shares.

As of December 31, 2022, the Company had in aggregate of 499,146,560 Class A ordinary shares issued and 473,550,229 shares Class A outstanding, at a par value of US$0.00005. As of December 31, 2022, the Company had in aggregate of 79,400,000 Class B ordinary shares issued and outstanding, at a par value of US$0.00005.

The activities of the Group’s Class A ordinary shares and Class B ordinary shares the year ended December 31, 2022 are summarized as below:

					Total of Class A ordinary
					shares and Class B ordinary
	Class A ordinary shares		Class B ordinary shares		shares
	(US$0.00005 par value)		(US$0.00005 par value)		(US$0.00005 par value)
	Number of		Number of		Number of
	shares issued	Amount	shares issued	Amount	shares issued	Amount
		US$		US$		US$
Balance as of December 31, 2021	491,846,560	25	79,400,000	4	571,246,560	29
Issuance of ordinary shares upon the Dual Primary Listing at par value	7,300,000	—	—	—	7,300,000	—
Balance as of December 31, 2022	499,146,560	25	79,400,000	4	578,546,560	29

15.  Convertible Preferred Shares

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

All of Preferred Shares were converted into Class A ordinary shares immediately upon the completion of the Company’s U.S. IPO on March 18, 2021 (Note 14). Prior to their conversion,Preferred Shares were entitled to certain preference with respect to conversion, dividends and liquidation.

16.  Share-based Compensation

In December 2014, the board of directors of the Company adopted the Company’s 2015 Equity Incentive Plan (“the 2015 Plan”) and reserved 31,918,690 ordinary shares for issuance under the Plan to grant share-based awards, including restricted shares and share options, to its service providers, defined as the Company’s global employees, directors and external consultants. In July 2020, the 2015 Plan was modified to allow the Company with the intentions of i) providing for the award of restricted stock units (“RSUs”) under the Plan and ii) amending the exercise price of certain outstanding share options held by certain optionees located outside of the U.S. to purchase ordinary shares of the Company (the “Share Option Repricing”), and the number of ordinary shares reserved for the 2015 Plan was modified to 60,778,005 (adjusted in accordance with the Share Split). As of December 31, 2020, the Company had not granted any RSUs to anyone yet, neither had the Company entered any repricing agreement with the optionee under the 2015 Plan yet. As of December 31, 2020, the Company had not granted any restricted shares to anyone yet, except that the part of the ordinary shares issued to the Registered Shareholders with restricted conditions from December 2014 to 2018 was considered as shared based compensation, which was recorded as expenses before the periods presented and in the opening balance of accumulated losses of the Group.

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

In January 2021, the Company entered into agreements with certain optionees under the 2015 Plan to amend the exercise price of certain outstanding share options held by these optionees located outside of the U.S. to purchase ordinary shares of the Company. As a result of this share option repricing, the Company recorded incremental share-based compensation expense of US$1,646 in its consolidated financial statements for the year ended December 31, 2022, and estimated approximately US$0.96 million to be amortized over the remaining requisite service period for the optionees till year ended December 31, 2024.

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

The Company granted 9,705,000, 18,035,000, and 2,765,000 new share options with four-year requisite service period to its employees and nonemployees for  the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, 59,961,539 and 56,274,213 options were outstanding under the 2015 Plan.

Staring from June 2021, the Company granted RSUs under the 2015 Plan. The Company granted 3,217,000 RSUs and 10,205,500 RSUs with four-year requisite service period to its employees and nonemployees for year ended December 31, 2021 and 2022. As of December 31, 2021 and 2022, 3,050,000 RSUs and 11,638,750 RSUs were outstanding under the 2015 Plan.

Share Options

The following table sets forth the share options activity for the years ended December 31, 2020, 2021 and 2022:

		Weighted	Weighted	Weighted
		average	average	average
		exercise	grant date	remaining	Aggregate
	Number of	price per	fair value per	contractual	intrinsic
	shares	share	share	term	value
					US$
Outstanding as of December 31, 2019	41,220,000	0.33	0.75	7.49	93,889
Granted	9,705,000	0.42	2.44
Forfeited	(2,185,000)	0.62	1.52
Outstanding as of December 31, 2020	48,740,000	0.33	1.05	7.02	591,879
Granted	18,035,000	0.24	12.55
Exercised	(5,403,461)	0.14	0.68
Forfeited	(1,410,000)	0.31	7.21
Outstanding as of December 31, 2021	59,961,539	0.17	4.40	6.95	364,287
Granted	2,765,000	0.20	3.27
Exercised	(4,502,326)	0.20	2.09
Forfeited	(1,950,000)	0.47	7.69
Outstanding as of December 31, 2022	56,274,213	0.16	4.42	6.04	98,287

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date (December 31, 2020: US$608,251, December 31, 2021: US$374,760, December 31, 2022: US$107,484).

The Group uses the Binominal option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s options grants were as follow:

	As of December 31,
	2020	2021	2022
Exercise price (US Dollar)	0.3~1.08	0.2~2.88	0.2
Exercise multiple	2.2~2.8	2.2~2.8	2.2~2.8
Risk-free interest rate	0.70%~0.82%	1.13%~1.79%	1.92%~3.22%
Expected term (in years)	10	10	10
Expected dividend yield	—	—	—
Expected volatility	50.66%~50.96%	50.40%~55.79%	55.68%~55.78%
Expected forfeiture rate (post-vesting)	3.88%	2.96%~5.83%	5.83%~7.70%
Fair value of the underlying shares on the date of options grants (US Dollar)	2.66~3.02	6.25~20.91	2.24~5.46
Fair value of share option (US Dollar)	1.98~2.54	5.78~20.91	2.05~5.27

As of December 31, 2022, there were unrecognized share-based compensation expenses of US$127,887 related to share options granted by the Company, which were expected to be recognized over a weighted-average vesting period of 1.05 years, respectively.

Restricted Share Units:

The following table sets forth the service-based RSUs activity for the year ended December 31, 2021 and 2022:

		Weighted average grant
	Number of shares	date fair value per share
Outstanding as of December 31, 2020	—	—
Granted	3,217,000	8.95
Forfeited	(167,000)	11.80
Outstanding as of December 31, 2021	3,050,000	8.80
Granted	10,205,500	2.58
Vested	(346,000)	6.68
Forfeited	(1,270,750)	7.80
Outstanding as of December 31, 2022	11,638,750	3.51

There was no activity of service-based RSUs for the years ended December 31, 2020.

As of December 31, 2021 and 2022, there were US$24,933 and US$33,197 of unrecognized share-based compensation expenses related to RSUs granted by the Company, which were expected to be recognized over a weighted-average vesting period of 3.66 years and 3.40 years, respectively.

17.  Income Taxes

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

The WFOE (Hangzhou Tuya Information Technology Co., Ltd.) obtained its HNTE certificate with a valid period of six years from years ended December 31, 2018 to 2024, and renewed in 2022 with a valid period of three years from years ended December 31, 2022 to 2024. Therefore, the WFOE is eligible to enjoy a preferential tax rate of 15% during each of the years the certificate is valid, to the extent it has taxable income under the EIT Law, and as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority.

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

As of December 31, 2021 and 2022, the Company did not record any withholding tax on the retained earnings of its subsidiaries in the PRC as the Group does not have any plan to require its PRC subsidiaries to distribute their retained earnings and intends to retain them to operate and expand its business in the PRC.

United States

The Company’s subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its statutory financial statements adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21% and the California corporate franchise tax rate is 8.84% or minimum of $0.8, whatever is larger in 2020,2021 and 2022.

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

Composition of income tax expense

The components of loss before tax are as follow:

	Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
Loss before tax
Loss from PRC entities	(54,776)	(150,478)	(143,951)
Loss from overseas entities	(11,930)	(24,456)	(344)
Total loss before tax	(66,706)	(174,934)	(144,295)

	Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
Current income tax expense	206	490	1,880
Deferred income tax	—	—	—
Total income tax expense	206	490	1,880

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Group:

	Year Ended December 31,
	2020	2021	2022
PRC Statutory income tax rate	25.0%	25.0%	25.0%
Effect of tax rates in different tax jurisdiction	(2.6)%	(2.0)%	(0.3)%
Income tax on tax holiday(1)	(3.0)%	(2.2)%	(6.0)%
Additional deduction for research and development expenditures	8.9%	7.2%	8.5%
Share-based compensation	(2.1)%	(8.4)%	(10.5)%
Permanent book-tax differences	(2.2)%	6.2%	(1.4)%
Change in valuation allowance(2)	(24.3)%	(26.0)%	(16.6)%
Effective tax rates	(0.3)%	(0.2)%	(1.3)%
(1)	The income tax on tax holidays represents the effect of preferential income tax rate that the WFOE qualified as an HNTE is entitled to enjoy the beneficial tax rate of 15%.
(2)	Valuation allowance for the years ended December 31, 2020, 2021 and 2022 are related to the deferred tax assets of certain group entities which reported losses. The Group believes that it is more likely than not that the deferred tax assets of these entities will not be utilized. Therefore, valuation allowance has been provided.

Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2020	2021	2022
	US$	US$	US$
Deferred tax assets
Net accumulated losses-carry forward	33,277	76,944	103,231
Payroll liabilities	3,836	5,438	2,915
Inventory write-downs	183	402	691
Receivables allowances	83	171	42
Other deductible temporary difference	26	9	88
Less: valuation allowance	(37,405)	(82,964)	(106,967)
Total deferred tax assets	—	—	—

As of December 31, 2022, the Group had tax losses carry forwards of approximately US$544,528, which mainly arose from its subsidiaries established in the PRC. These tax losses carry forwards from PRC entities will expire during the period from 2023 to 2032 as follows:

At December 31, 2022	US$
2023	115
2024	238
2025	62,589
2026	111,126
2027	51,577
2028	33,544
2029	71,988
2030	39,414
2031	36,357
2032	107,533
Total tax losses carry forwards	514,481

Movement of valuation allowance

	As of December 31,
	2020	2021	2022
	US$	US$	US$
Balance at beginning of the year	21,205	37,405	82,964
Changes of valuation allowance(1)	16,200	45,559	24,003
Balance at end of the year	37,405	82,964	106,967
(1)	Valuation allowances have been provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s entities’ operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. As of December 31, 2021 and 2022, full valuation allowances on deferred tax assets were provided because it was more likely than not that the Group will not be able to utilize tax loss carry forwards and other temporary tax difference generated by its unprofitable subsidiaries and the VIE.

18.  Basic and Diluted Net Loss per Share

Basic and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings (loss) per share for each of the year ended December 31, 2020, 2021 and 2022 are calculated as follows:

	Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
Basic and diluted net loss per share calculation
Numerator:
Net loss attributable to Tuya Inc.’s ordinary shareholders, basic and diluted	(66,912)	(175,424)	(146,175)
Denominator:
Weighted-average ordinary shares outstanding, basic and diluted	221,980,000	489,149,533	553,527,529
Net loss per share attributable to ordinary shareholders:
Basic	(0.30)	(0.36)	(0.26)
Diluted	(0.30)	(0.36)	(0.26)

The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	As of December 31,
	2020	2021	2022
Preferred Shares-weighted shares	278,163,799	—	—
Share option and RSU-weighted shares	44,743,156	61,989,697	65,349,350

19.  Commitments and Contingencies

(a) Capital and other commitments

There are no future minimum capital commitments as of December 31, 2021 and 2022.

(b) Operating lease commitment

The Group had outstanding commitments on several non-cancellable operating lease agreements. Operating lease commitment within one year or less lease term, for which the Group elected not recognize any lease liability or right-of-use asset, therefore not yet reflected in the consolidated financial statements as of December 31, 2021 and 2022 were US$99 and US$33, respectively.

(c) Services purchase commitment

As of December 31, 2021, the Group’s services purchase commitments were as follows:

	Total	Less Than 1 year	1-3 years	3-5 years
	US$	US$	US$	US$
Purchase obligations(i)	31,771	6,146	15,000	10,625

As of December 31, 2022, the Group’s services purchase commitments were as follows:

	Total	Less Than 1 year	1-3 years	3-5 years
	US$	US$	US$	US$
Purchase obligations(i)	24,604	6,479	15,000	3,125
(i)

Purchase obligations represent US$31,771 and US$24,604 of remaining non-cancellable contractual commitments as of December 31, 2021 and 2022, respectively, related to one of the Group’s third-party cloud infrastructure agreements, under which the Group committed to spend an aggregate of at least US$37,500 between June 1, 2021 and May 31, 2026 with minimum purchase commitment. The Group had made payments totalling US$5,729 and US$15,774 under this agreement as of December 31, 2021 and 2022, respectively.

(d) Contingencies

On August 9, 2022, the Company and certain of its current and former officers and directors were named as defendants in a putative securities class action filed in the United States District Court for the Southern District of New York, alleging that certain material misstatements and/or omissions were made in the Company’s March 2021 U.S. IPO registration statement. As of April 26, 2023, the case remained in its preliminary stage and the Group was unable to predict the outcome of the case, or reasonably estimate a range of possible loss, if any, given the current status of the case. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liability in this regard for the above action as of December 31, 2022 and April 26, 2023. Other than as disclosed above, as of December 31, 2021 and 2022 and April 26, 2023, the Group was not involved in any legal or administrative proceedings that the Group believes may have a material adverse impact on the Group’s business, balance sheets or results of operations and cash flows.

20.  Related Party Transactions

The related parties with which the Group had transactions during the years presented are as follows:

Name of related party	Relationship with the Group
Wang Xueji and other four individuals	Registered Shareholders
Tencent Group (including Tencent Mobility Limited and Image Frame Investment (HK) Limited. After November 1, 2022, Tencent Group is a related party of the Company)	Principal shareholder of the Group

Details of amounts due from/to related parties as of December 31, 2021 and 2022 are as follows:

	As of December 31,
	2021	2022
	US$	US$
Receivables from shareholders (1)	—	—
Prepaid cloud service fee to Tencent Group (2)	—	97
Cloud-related technical services fee due to Tencent Group (2)	669	306
(1)	On December 30, 2020, the Company received the subscription amount for ordinary shares issued of US$10 from the Registered Shareholders. There was no related party transaction for the years ended December 31, 2021 and 2022.
(2)	Tencent Cloud Computing (Beijing) Co., Ltd., under the control of Tencent Group, provided the Company with cloud services and other cloud-related technical services. From November 1, 2022 to December 31, 2022, the purchase of cloud service from Tencent Group amounted to US$262. There is no cloud-related technical services transaction from November 1, 2022 to December 31, 2022.

21.  Subsequent Events

The Group has evaluated subsequent events through April 26, 2023, which is the date these consolidated financial statements are issued, with no material events or transactions needing recognition or disclosure found.

22.  Statutory Reserves and Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s entities and the VIE subsidiary incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to US$283,655 and US$392,612 as of December 31, 2021 and 2022. There are no significant differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and the VIE to satisfy any obligations of the Company.

For the year ended December 31, 2022, the Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets exceeded 25% of the consolidated net assets of the Company as of December 31, 2022 and the condensed financial information of the Company (referred to as the “Parent Company” below) are required to be presented.

Condensed Financial Information of the Parent Company

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

Balance Sheet

	As of December 31,
	2021	2022
ASSETS
Current assets:
Cash and cash equivalents	15,833	4,685
Amounts due from subsidiaries	346,859	318,017
Prepayments and other current assets	13,345	596
Total current assets	376,037	323,298
Non-current assets:
Investment in subsidiaries and VIE	753,005	651,044
Total non-current assets	753,005	651,044
Total assets	1,129,042	974,342
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Accruals and other current liabilities	6,897	5,171
Other non-current liabilities	8,484	7,004
Total liabilities	15,381	12,175
Shareholders’ equity:
Ordinary shares (US$0.00005 par value; nil shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively)	—	—
Class A ordinary shares (US$0.00005 par value; 600,000,000 and 800,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 491,846,560 and 499,146,560 shares issued as of December 31, 2021 and 2022, respectively; 480,241,752 and 473,550,229 shares outstanding as of December 31, 2021 and 2022, respectively)	25	25
Class B ordinary shares (US$0.00005 par value; 200,000,000 and 200,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 79,400,000 and 79,400,000 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	4	4
Treasury stock (US$0.00005 par value; 11,604,808 and 25,596,331 shares as of December 31, 2021 and 2022, respectively)	(46,930)	(86,438)
Additional paid-in capital	1,526,140	1,584,764
Accumulated other comprehensive income/(loss)	2,320	(22,115)
Accumulated deficit	(367,898)	(514,073)
Total shareholders’ equity	1,113,661	962,167
Total liabilities and shareholders’ equity	1,129,042	974,342

Statement of Comprehensive Loss

	Year Ended December 31,
	2020	2021	2022
Operation expense
General and administrative expenses	(784)	(2,927)	(3,013)
Share of loss of subsidiaries and VIE	(66,982)	(174,455)	(146,417)
Other operating expenses, net	(7)	—	—
Total operating expenses	(67,773)	(177,382)	(149,430)
Other non-operating income, net	—	1,958	2,904
Financial income, net	861	—	197
Foreign exchange gain	—	—	154
Loss before income tax expense	(66,912)	(175,424)	(146,175)
Net loss	(66,912)	(175,424)	(146,175)

Net loss attributable to ordinary shareholders	(66,912)	(175,424)	(146,175)

Net loss	(66,912)	(175,424)	(146,175)
Other comprehensive income/(loss)
Foreign currency translation	2,882	1,482	(14,942)
Changes in fair value of long-term investments	—	357	(9,493)
Total comprehensive loss	(64,030)	(173,585)	(170,610)

Statement of Cash Flows

	As of December 31,
	2020	2021	2022
Net cash generated from/(used in) operating activities	498	11,255	(1,408)
Advance to, and investment in subsidiaries	(151,719)	(1,037,244)	—
Proceeds from subsidiaries	—	—	28,842
Net cash (used in)/generated from investing activities	(151,719)	(1,037,244)	28,842
Proceeds from issuance of Class A ordinary shares upon U.S. IPO and related over-allotment option, net of cost of issuance	—	904,732	—
Payment for repurchase of ordinary shares	—	(64,000)	(48,678)
Proceeds from issuance of Class A ordinary shares upon the Dual Primary Listing, net of cost of issuance	—	—	9,057
Proceeds from issuance of ordinary shares prior to Initial Public Offering	—	200,000	—
Proceeds from exercise of share options	—	1,070	1,039
Subscription contributions from shareholders	10	—	—
Net cash generated from/(used in) financing activities	10	1,041,802	(38,582)
Effect of exchange rate changes on cash and cash equivalents, restricted cash	—	—	—
Net (decrease)/ increase in cash and cash equivalents	(151,211)	15,813	(11,148)
Cash and cash equivalents at the beginning of the year	151,231	20	15,833
Cash and cash equivalents at the end of the year	20	15,833	4,685