Form 20-F
period 2023-12-31
Tuya Inc.
filed 2024-04-24
CIK 1829118

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

574,592,599 ordinary shares, comprising 504,387,299 Class A ordinary shares, par value US$0.00005 per share (including 5,433,895 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our 2015 Plan, and a total of 11,361,436 Class A ordinary shares, including Class A ordinary shares represented by ADSs, that have been repurchased by us from the open market), and 70,205,300 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Yes ☐	No ☐

i

INTRODUCTION

Except where the context otherwise requires and for the purpose of this annual report only:

●	“ADSs” refers to the American depositary shares, each representing one Class A ordinary share;
●	“CAC” refers to the Cyberspace Administration of China;
●	“China” or “the PRC” refers to the People’s Republic of China, including Hong Kong and Macau and, only for the purpose of this annual report, excluding Taiwan; the only instances in which “China” or “the PRC” do not include Hong Kong or Macau are when used in the case of laws and regulations, including, among others, tax matters, adopted by the People’s Republic of China; “PRC subsidiaries” and “PRC entities” refer to entities established in accordance with PRC laws and regulations;
●	“CIC” refers to China Insights Consultancy, an independent professional market research and consulting company;
●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.00005 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.00005 per share;
●	“CSRC” refers to the China Securities Regulatory Commission;
●	“the Group” refers to Tuya Inc., its subsidiaries and the VIE;
●	“Hangzhou Tuya Technology” refers to Hangzhou Tuya Technology Co., Ltd.;
●	“Hong Kong Listing” refers to the listing of the Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange;
●	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;
●	“IoT” refers to Internet of Things, a concept of connecting physical objects, or “things,” that are embedded with communication modules, software, and other technologies for the purpose of connecting and exchanging information with other devices and systems over the internet or other communications networks;
●	“MAA” or “Articles” refers to the ninth amended and restated memorandum and articles of association of our company, currently effective;
●	“NYSE” refers to the New York Stock Exchange;
●	“PaaS” refers to platform as a service, a category of cloud computing services that provides a platform and environment to allow developers to build applications over the internet;
●	“premium IoT PaaS customer” refers to a customer as of a given date that contributed more than US$100,000 of revenues during the immediately preceding 12-month period;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“SaaS” refers to software as a service, a cloud-based software licensing and delivery model in which software and associated data are centrally hosted and are available to end users over the internet, including but not limited to the industry SaaS and clouds storage service;
●	“SAFE” refers to the State Administration of Foreign Exchange;
●	“shares” or “ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.00005 per share;

●	“Tuya,” “we,” “us,” “our company” and “our” refer to Tuya Inc., a Cayman Islands company and its subsidiaries;
●	“Tuya Information” refers to Hangzhou Tuya Information Technology Co., Ltd.;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and
●	“variable interest entity” or “VIE” refers to Hangzhou Tuya Technology, i.e., the PRC entity, of which, through certain contractual arrangements, we are considered the primary beneficiary of the VIE for accounting purposes, and consolidate its operating results in our financial statements under U.S. GAAP to the extent the conditions for consolidation of the VIE under U.S. GAAP are satisfied. The contractual arrangements provide us with the exclusive option to purchase all or part of the equity interest of the entity at the minimum price possible to the extent permitted under PRC law.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	general economic, political, demographic and business conditions in China and globally;
●	our ability to implement our growth strategies;
●	the success of operating initiatives, including advertising and promotional efforts and new product and service development by us and our competitors;
●	our ability to develop and apply our technologies to support and expand our product and service offerings;
●	our ability to compete and conduct our business in the future;
●	the expected growth of the IoT PaaS, SaaS and smart device industries in China and globally;
●	the availability of qualified personnel and the ability to retain such personnel;
●	competition in the IoT PaaS, SaaS and smart device industries;
●	changes in government policies and regulations;
●	other factors that may affect our financial condition, liquidity and results of operations; and
●	other risk factors discussed under “Item 3. Key Information—3.D. Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

Holding Company Structure

Tuya Inc. is a Cayman Islands holding company, and the Group operates in China mainly through its PRC subsidiaries. The Group also conducts business internationally with local offices in the United States, Europe, Singapore, India, Japan and Colombia, among other locations. It is important to note that investors in our ADSs and Class A ordinary shares do not hold equity securities issued by our subsidiaries or the VIE in China, but instead hold equity securities of Tuya Inc. As used in this annual report, “we,” “us,” “our company,” “our” or “Tuya” refers to Tuya Inc. and its subsidiaries, and “the Group” refers to Tuya Inc., its subsidiaries and the VIE.

The operations of the VIE do not constitute a material aspect of the Group’s operations, based on the following:

●	Business Operation. We set out to offer IoT PaaS to customers developing smart devices, including brands and their contracted OEMs. Over time, we have extended our offerings to those who use smart devices. We offer Industry SaaS to businesses in selected verticals and cloud-based value-added services to end users. In addition, we engage in smart device distribution. Some of our customers, primarily brands and system integrators, who prefer not to directly deal with multiple OEMs, may purchase directly from us finished smart devices with IoT PaaS deployed that are sourced from qualified OEMs. As part of this business, we also offer smart solutions tailored to enterprises aiming to develop their own smart devices. We provide finished smart devices that integrate more extensive and comprehensive software capabilities, which enable these customers to efficiently build their smart business product portfolios. We may also provide customers for our smart device distribution business with an access to Tuya Expo, a dedicated business-to-business (“B2B”) platform connecting brands globally with an extensive network of OEMs. Currently, only a de minimis portion of our revenue is derived from Tuya Expo.

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

As advised by Jia Yuan Law Offices, our PRC legal counsel, based on consultations with competent government authorities, the offering of IoT PaaS, Industry SaaS, cloud-based value-added services and other types of smart device distribution are not subject to foreign ownership restrictions under current PRC laws and regulations. In the event the VIE structure is disallowed, the Group does not expect to experience a material disruption in its operations.

●	Financial Position and Results of Operations. The VIE does not represent a material percentage of the Group’s financial position and results of operations as of and for each period presented in this annual report. Historically, the VIE accounted for an immaterial portion of the Group’s total revenue and assets. The VIE contributed nil to the Group’s total revenue in 2021 , 2022 and 2023. As of both December 31, 2022 and 2023, the assets of the VIE, excluding amounts due from other companies in the Group, represented less than 0.01% of the Group’s consolidated total assets. We expect the contribution of revenue and assets to the Group from the VIE to remain immaterial in the foreseeable future.

The following chart illustrates our corporate structure, including our significant subsidiaries as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, the VIE and certain other subsidiaries, as of the date of this annual report.

Notes:

(1) The VIE is owned by certain nominee shareholders, not us. All of these nominee shareholders are also beneficial owners of our company. Shareholders of Hangzhou Tuya Technology are Xueji (Jerry) Wang (our director and CEO), Liaohan (Leo) Chen (our director), Yaona Lin (our employee), Ruixin Zhou (our employee) and Peihong Chen (our employee), each holding approximately 60.7%, 13.1%, 11.5%, 9.8% and 4.9%, respectively, of Hangzhou Tuya Technology’s equity interests.

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

Contractual Arrangements

A series of contractual arrangements were entered into between Tuya Information, on the one hand, and the VIE and its registered shareholders, on the other hand:

●	power of attorney, equity interest pledge agreements, which provide us with effective control over the VIE;
●	exclusive business cooperation agreement, which allows us to receive substantially all of the economic benefits from the VIE; and
●	exclusive option agreements, which provide us with exclusive options to purchase all or part of the equity interests in or all or part of the assets of or inject registered capital into the VIE when and to the extent permitted by PRC law.

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

As of December 31, 2023, Tuya Inc., through its intermediate holding company, had made cumulative capital contributions of US$494.2 million to its PRC subsidiaries. These funds have been used by our PRC subsidiaries mainly for their business operations.

The VIE may transfer cash to Tuya Information, our wholly owned subsidiary in the PRC, by paying service fees pursuant to the contractual arrangements through which we control and consolidate the financial results of the VIE. In each of 2021, 2022 and 2023, the VIE did not pay any service fees to Tuya Information pursuant to the contractual arrangements.

Because Tuya Inc. controls the VIE through contractual arrangements, it is not able to make direct capital contribution to the VIE. Nonetheless, Tuya Inc. and its subsidiaries may transfer cash to the VIE by loans or by making payment to the VIE for intergroup transactions, subject to satisfaction of applicable government registration and approval requirements. In 2021, 2022 and 2023, Tuya Inc. and its subsidiaries did not make any loans to the VIE. In addition, Tuya Information may, from time to time, lend cash to the VIE or settle the VIE’s payment obligations on behalf of VIE to provide temporary working capital support to the VIE. In 2021, 2022 and 2023, the net amounts of working capital support provided by Tuya Information to the VIE were RMB2.7 million, RMB2.5 million and RMB1.9 million (US$0.3 million), respectively. As of December 31, 2021, 2022 and 2023, the amounts owed by VIE to Tuya Information associated with the foregoing working capital support arrangements were RMB7.1 million, RMB9.6 million and RMB11.5 million (US$1.6 million), respectively. The VIE has historically funded its operations primarily using cash generated from its operating activities and the working capital support provided by Tuya Information. In 2021, 2022 and 2023, there were no assets transferred between the VIE and other entities.

In 2021, 2022 and 2023, no dividends or distributions were made to Tuya Inc. by its subsidiaries. Tuya Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our Class A ordinary shares. We currently intend to retain our available funds and any future earnings to operate and expand our business. We currently do not have any plan to require our PRC subsidiaries to distribute their retained earnings and intend to retain them to operate and expand our business in the PRC. See “Item 8.—Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(3)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of the contractual arrangements between us and the VIE, our PRC subsidiary may charge the VIE for services provided to the VIE. These service fees shall be recognized as expenses of the VIE, with a corresponding amount as service income by our PRC subsidiary and eliminate in consolidation. For income tax purposes, our PRC subsidiary and the VIE file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIE and as income by our PRC subsidiary and are tax neutral.
(3)	Tuya Information, our wholly owned PRC subsidiary, is eligible to enjoy a preferential tax rate of 15% in 2021 2022 and 2023, to the extent it has taxable income under the EIT Law. Tuya Information is qualified as a High and New Technology Enterprise (the “HNTE”) and was entitled to enjoy the 15% beneficial tax rate for the year ended December 31, 2023. However, such rate is subject to qualification, is temporary in nature and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside China if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong can be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from a PRC tax perspective.

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

3.C.Reason for the Offer and Use of Proceeds

Not applicable.

3.D.Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We operate in an emerging and evolving market, which may develop differently from or more slowly than we expect. If our market does not grow as we expect, or if we cannot expand our products and services to meet the demands of this market, our revenue may decline, or fail to grow, and we may continue to incur operating losses. For details, see the risk factor with the same heading on page 11 of this annual report.
●	We have a limited operating history, making it difficult to forecast our future results of operations. For details, see the risk factor with the same heading on page 12 of this annual report.

●	Our recent growth may not be indicative of our future growth, and we may not be able to sustain our revenue growth rate in the future. For details, see the risk factor with the same heading on page 13 of this annual report.
●	The markets in which we operate are competitive, and if we do not compete effectively, our business, operating results and financial condition could be harmed. For details, see the risk factor with the same heading on page 13 of this annual report.
●	Failure to maintain, expand and optimize our customer base or strengthen customer engagement may adversely affect our business and results of operations. For details, see the risk factor with the same heading on page 14 of this annual report.
●	If we fail to estimate customer demand properly, our financial results could be harmed. For details, see the risk factor with the same heading on page 14 of this annual report.
●	Our use of third-party suppliers involves certain risks that may result in, among others, increased costs, disruption of supply or shortage of raw materials or inventories such as finished smart devices, quality or compliance issues, or failure by our suppliers to timely manufacture the modules and finished smart devices, any of which could materially harm our business. For details, see the risk factor with the same heading on page 15 of this annual report.
●	If we are not able to introduce new features or products successfully or to make enhancements to our existing products and services, our business and results of operations could be adversely affected. For details, see the risk factor with the same heading on page 16 of this annual report.
●	We rely upon third-party providers of cloud-based infrastructure to host our platform. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use, due to geopolitical tensions or business competition could adversely affect our business, financial condition and results of operations. For details, see the risk factor with the same heading on page 16 of this annual report.
●	We benefit from integration of our products and services with those of our business partners. If these business partners choose not to partner with us in the future, our business and results of operations may be harmed. For details, see the risk factor with the same heading on page 17 of this annual report.

Risks Related to Our Corporate Structure

Having a corporate structure being based primarily in China poses risks to investors. Risks and uncertainties related to our corporate structure and the contractual arrangements include, but are not limited to, the following:

●	If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE. For details, see the risk factor with the same heading on page 44 of this annual report.
●	We rely on contractual arrangements with the VIE and its registered shareholders to use, or otherwise benefit from, certain licenses and approvals we may need in the future, which may not be as effective as direct ownership in providing operational control and could adversely affect our business, operating results and financial condition. For details, see the risk factor with the same heading on page 45 of this annual report.
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on part of our business. For details, see the risk factor with the same heading on page 46 of this annual report.
●	The registered shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect part of our business. For details, see the risk factor with the same heading on page 46 of this annual report.

●	Contractual arrangements we have entered into with the VIE may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment. For details, see the risk factor with the same heading on page 47 of this annual report.
●	We may lose the ability to use and benefit from assets held by the VIE that are supplementary to the operation of our business if the VIE goes bankrupt or becomes subject to dissolution or liquidation proceeding. For details, see the risk factor with the same heading on page 47 of this annual report.
●	Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and the recently amended PRC Company Law and how they may impact the viability of our current corporate structure, corporate governance and operations. For details, see the risk factor with the same heading on page 47 of this annual report.

Risks Related to Doing Business in China

Having the majority of our operations in China poses risks to investors:

●	Changes in economic, political or social conditions or government policies of China and globally could have a material adverse effect on our business, financial condition and results of operations. For details, see the risk factor with the same heading on page 48 of this annual report.
●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. For details, see the risk factor with the same heading on page 49 of this annual report.
●	The filing, approval or other administration requirements of the CSRC, the CAC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities offerings. For details, see the risk factor with the same heading on page 54 of this annual report.
●	We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China and Hong Kong to fund any cash and financing requirements we may have, and any limitation on the ability of these subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. For details, see the risk factor with the same heading on page 51 of this annual report.
●	If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders. For details, see the risk factor with the same heading on page 57 of this annual report.
●	Trading in our securities will be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities. For details, see the risk factor with the same heading on page 59 of this annual report.

Risks Related to Our ADSs and Class A Ordinary Shares

In addition to the risks described above, we are subject to risks related to our ADSs and Class A ordinary shares, including, but are not limited to, the following:

●	The price and trading volume of our ADSs and Class A ordinary shares may be volatile, which could lead to substantial losses to investors. For details, see the risk factor with the same heading on page 60 of this annual report.
●	The concentration of our shares’ voting power limited our shareholders’ ability to influence corporate matters. For details, see the risk factor with the same heading on page 61 of this annual report.

●	Holders of the ADSs may not have the same voting rights as the holders of our Class A ordinary shares and may not be able to exercise their right to direct how our Class A ordinary shares represented by the ADSs are voted. For details, see the risk factor with the same heading on page 62 of this annual report.
●	Our dual-class voting structure may render our securities ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our ADSs or Class A ordinary shares. For details, see the risk factor with the same heading on page 62 of this annual report.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our securities, the market price and trading volume for our ADSs and Class A ordinary shares could decline. For details, see the risk factor with the same heading on page 63 of this annual report.
●	Substantial future sales or perceived sales of our ADSs or Class A ordinary shares could materially and adversely affect their market price. For details, see the risk factor with the same heading on page 63 of this annual report.
●	Techniques employed by short sellers may drive down the market price of our ADSs or Class A ordinary shares. For details, see the risk factor with the same heading on page 63 of this annual report.
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our ADSs or Class A ordinary shares for a return on your investment. For details, see the risk factor with the same heading on page 64 of this annual report.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law. For details, see the risk factor with the same heading on page 64 of this annual report.
●	It may be difficult for overseas regulators to conduct investigations or collect evidence within China. For details, see the risk factor with the same heading on page 64 of this annual report.
●	We were likely a passive foreign investment company (a “PFIC”) for 2023 and there is a significant risk that we will be a PFIC for 2024 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences. For details, see the risk factor with the same heading on page 69 of this annual report.

Risks Related to Our Business and Industry

We operate in an emerging and evolving market, which may develop differently from or more slowly than we expect. If our market does not grow as we expect, or if we cannot expand our products and services to meet the demands of this market, our revenue may decline, or fail to grow, and we may continue to incur operating losses.

The IoT PaaS and IoT SaaS markets are at a relatively early stage of development and are constantly evolving. There is considerable uncertainty over the size and rate at which these markets will grow, as well as whether our products and services will be widely adopted. Moreover, the IoT cloud industry, including the IoT PaaS market and the IoT SaaS market, is subject to rapid technological change, evolving industry standards, changing regulations, as well as changing customer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop and launch new products and services or provide enhancements and new features to keep pace with rapid technological and industry changes, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices or more efficiently or securely, such technologies could adversely impact our ability to compete effectively.

Our products, services and platform must also integrate with a variety of network, hardware, software and technologies, and we need to continuously modify and enhance our products, services and platform to adapt to changes and innovation. For example, if customers adopt new software, we may be required to develop new versions of our products and services to be compatible with such new software. This development effort may require significant resources, which would adversely affect our business, results of operations and financial condition. Any failure of our products and services to operate effectively with evolving or new software and technologies could reduce the demand for our products and services. If we are unable to respond to these changes in a cost-effective manner, our products and services may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition could be adversely affected. Furthermore, as we embark on the implementation of innovative business models to remain competitive and meet the evolving needs of our market, we recognize the heightened management capabilities required across various dimensions of our operations. These areas include, but are not limited to, internal team collaboration, business processes optimization, agile product development and iteration, efficient manufacturing practices, and robust management of external supplier relationships, including contract manufacturers, logistics and delivery services, and maintaining high standards of product quality. While we are actively exploring and learning to adapt to these demands, we are faced with the risk of insufficient experience and expertise in these complex areas. These gaps may lead to suboptimal progress in product development or delays in delivery, slower product iteration speeds than our competitors, failure to achieve anticipated technological upgrades, or issues with product quality that could harm our reputation among end users, consumers and partners, any of which could negatively impact our business, results of operations and financial condition.

In the past, our business has scaled rapidly by leveraging our strong software and robust platform-based delivery capabilities. However, in the second half of 2021, the global consumer electronics sector started to experience a significant and growing supply-demand mismatch, a situation where the supply of the products available exceeds the demand, resulting in a high level of inventory of manufacturers and distributors. Several factors contributed to this mismatch, including rising shipping costs, supply chain disruptions and rising global inflation, among others, many of which are beyond our control. As a result, our customers, who are mostly consumer electronics brands and OEMs, were negatively impacted, as were our own business operations. Since 2022, the ongoing inflationary pressures and global events such as the Russia-Ukraine conflict and the energy shortage have further aggravated these issues. We, for the first time since our inception, experienced a decrease in our annual revenue in 2022. Amid the high global inflation, the entire industry has entered a destocking cycle. In 2023, we continued to observe a moderately declining yet persisting overall inflation, and we expect that it will continue affecting the discretionary consumer electronics spending. Due to industry-wide efforts, downstream inventory level has gradually returned to normal. As a result, downstream smart device manufacturers, brands, and retail channels have greater flexibility in their operations and procurement. However, it is uncertain whether they will increase their procurements from upstream suppliers like us, as this is subject to various factors beyond our control.

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

We have experienced rapid growth since the inception of our operations. However, you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. We cannot assure you that we will be able to manage our growth at the same rate as we did in the past, or avoid any decline in the future. To sustain our growth, we must attract more customers, hire additional qualified R&D and other staff, expand our business, and enhance our technology infrastructure. Moreover, our current and planned staffing, systems, policies, procedures and controls may not be adequate to support our future operations. To manage our expected growth, we will also be required to improve our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage the expansion of our business, our costs and expenses may increase faster than we planned and we may not successfully attract enough customers and end users affordably, respond quickly to competitive challenges, or otherwise execute our business strategies. Our growth requires significant financial resources and will continue to place significant demands on our management. There is no guarantee that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. Our growth in a relatively short period of time is not necessarily indicative of results that we may achieve in the future. If we fail to effectively manage the growth of our business and operations, our reputation, results of operations and overall business and prospects could be negatively impacted.

The markets in which we operate are competitive, and if we do not compete effectively, our business, operating results and financial condition could be harmed.

The market of IoT PaaS, SaaS (including industry SaaS and other software value-added services), and smart devices are competitive and rapidly evolving. The principal competitive factors in these markets include the ability to support multiple use cases on a single platform, ease of deployment, implementation and use, platform performance, scalability and reliability, global reach, brand awareness and reputation, the strength of sales and marketing efforts, as well as the ability to ensure data security and privacy.

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

Some of our competitors are able to offer products and services at lower prices than ours, which may be attractive to certain customers even if those products and services offer different or fewer functionalities. If we are unable to maintain our current pricing due to the competitive pressures, our margins will be reduced and our business, results of operations and financial condition would be adversely affected. In addition, pricing pressures and increased competition could result in reduced revenue, reduced margins, increased losses or the failure of our products and services to achieve or maintain widespread market acceptance, any of which could harm our business, results of operations and financial condition. Moreover, we are continuously exploring and promoting innovative business models designed to meet the evolving development needs of our industry. While these efforts distinguish our offerings and drive value for our customers, they also expose us to the risk of imitation and intensified business competition. Competitors may adopt similar business models or emulate our strategies, potentially coupling their efforts with aggressive pricing tactics to attract our customer base. The introduction of comparable business models by competitors may significantly impact our market position, as well as our customer retention and acquisition cost. Should our competitors succeed in offering similar or superior solutions at lower prices, we may experience a decrease in customer loyalty and engagement.

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

Failure to maintain, expand and optimize our customer base or strengthen customer engagement may adversely affect our business and results of operations.

Our revenue growth depends on our ability to maintain, expand and optimize our customer base. Over the past two years, the markets in which we operate have experienced various challenges and obstacles. In response, we strategically strengthen our focus on high-quality customers. This involves dedicating our sales and marketing efforts, as well as technology and customer service support to customers who have larger scale of operations, higher market share and greater resilience to economic downturns. As a result, the total number of our customers decreased from approximately 8,400 in 2021 to approximately 7,600 in 2022 and further decreased to approximately 6,100 in 2023. The total number of our IoT PaaS customers decreased from approximately 5,500 in 2021 to approximately 5,100 in 2022 and further decreased to approximately 4,000 in 2023.

In addition, it is crucial for us to strengthen customer engagement so that more of our customers will use our products and services more often and contribute more to our revenue growth. If our customers do not increase their use of our products and services, our revenue may not grow, and our results of operations may be harmed. However, it is difficult to predict the end users’ usage levels of smart devices accurately and the loss of customers or reductions in the end users’ usage levels may have a negative impact on our business, results of operations and financial condition. Our customers may cease, or reduce their usage of our products and services due to a variety of reasons or factors, such as progress in technology that makes our products and services obsolete, a decrease in the quality of our products and services, unfounded allegations and rumors relating to the health effect of technologies such as 5G, or national security or other concerns caused by our products and services, rising raw material prices and shortage of semiconductor components, which are outside our or our customers’ control. Additionally, our customers or partners, who distribute and sell their smart products using our offerings such as IoT PaaS and smart solutions for IoT devices through various sales channels, are often required to adhere to specific sales policies set by these channels covering a wide range of practices, including but not limited to marketing, pricing, and customer interaction. Failure to comply with these policies can result in penalties, including fines or, in severe cases, the termination of their ability to sell through these channels. If our customers or partners are penalized or face business shutdown due to non-compliance with these sales policies, it could result in a reduction in their purchases from us. This, in turn, could have a material adverse effect on our sales volume and revenue.

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

Our business involves estimates of customers’ future demand. There may be a significant mismatch between supply and demand, giving rise to product shortages or excess inventory, and make our demand forecast more uncertain. Demand for our products and services is based on many factors, including our product introductions, competitor announcements, competing technologies, and power or raw material supply, among other things. These factors are often outside our and our customers’ control and their impact are difficult to predict. For example, the demand and use of the chips as part of the modules where the edge capabilities of IoT PaaS are embedded have fluctuated in the past and is likely to continue to fluctuate in the future. In periods with limited supply of chips or following a significant destocking cycle in the industry, when enterprises start restocking their inventory levels, our customers may place inventory orders significantly in advance of their normal order cycle, which could increase fluctuations in our sales and revenue between periods and make it more difficult for us to estimate future customer demands. These challenges may be more pronounced in the future if the demand, downstream inventory patterns and prices of chips continue to fluctuate. In addition, to the extent our customers experience material changes in the sale of their smart devices or a high level of backlogs in inventories, they may reduce or delay purchases of our products and services, causing our estimate of customer demand to be inaccurate. In estimating demand, we make multiple assumptions, any of which may prove to be incorrect. Furthermore, to the extent we build inventory anticipating growth in customer demand, our business, results of operations and financial condition may be negatively affected if such growth does not materialize as expected.

Our use of third-party suppliers involves certain risks that may result in, among others, increased costs, disruption of supply or shortage of raw materials or inventories such as finished smart devices, quality or compliance issues, or failure by our suppliers to timely manufacture the modules and finished smart devices, any of which could materially harm our business.

We use third-party suppliers to manufacture the modules where edge capabilities of IoT PaaS are embedded, and in some circumstances (such as our smart device distribution business) finished smart devices. we are dependent on third-party suppliers to manufacture the modules and smart devices using their equipment and technology. Our use of such third-party suppliers who manufacture the modules and smart devices involves a number of risks, including:

●	insufficient capacity or delays in meeting our demand;
●	inadequate manufacturing yields, inferior quality and excessive costs;
●	failure by our suppliers to manufacture products that meet the agreed-upon specifications;
●	failure by our suppliers to procure raw materials and components on commercially reasonable terms, or at all, or to provide or allocate adequate, or any, manufacturing or other capacity for our products;
●	failure by our suppliers to comply with the relevant regulatory requirements, including those relating to the manufacturing process;
●	limited warranties on products supplied to us;
●	potential increases in prices;
●	a lack of direct control over delivery schedules or product quantity and quality;
●	delays in product shipment, shortages, a decrease in product quality and/or higher expenses;
●	increased exposure to potential misappropriation of our intellectual property; and
●	disruptions to supply chain, manufacturing process and business operation including those following the outbreak of the COVID-19 pandemic.

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

Components of IoT modules, smart devices and other raw materials used in our operations are periodically subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. For example, the supply of chips that are essential components of IoT modules has been subject to a global shortage, due to geopolitical tensions. The chip industry has also experienced cyclical price fluctuations. While we believe that as of the date of this annual report, such chip shortage, or any increase in the price of chips, has not had a material negative impact on our business operations, there is no assurance that we will be able to continue to secure adequate chip supply at commercially reasonable cost for our operations. If we fail to secure sufficient chip supply, we may have to secure alternative suppliers or find alternative supplies or technologies, which could be costly, time consuming, and may not be successful. To the extent the chip shortage deteriorates or becomes longer-term in nature, we may experience significant delays in our delivery to customers and our business operations and prospects may be negatively impacted.

If we are not able to introduce new features or products successfully or to make enhancements to our existing products and services, our business and results of operations could be adversely affected.

To attract new customers and end users and keep our existing ones engaged, we must introduce new products and services and upgrade our existing offerings to meet their evolving preferences. It is difficult to predict the preferences of a particular customer or a specific group of customers. Changes and upgrades to our existing products may not be well received by our customers and end users, and newly introduced products or services may not achieve success as expected. For example, we may introduce new SaaS products for new industry verticals such as the home energy management system and mini-programs for the energy-saving sector, with which we have little or no prior experience. Such efforts may require us to contribute a substantial amount of additional human capital and financial resources. We cannot assure you that any of such new products will achieve market acceptance or generate sufficient revenue to adequately compensate the costs and expenses incurred in relation to our development and promotion efforts. Enhancements and new products and services that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, may have interoperability difficulties with our platform or other products and services or may not achieve the broad market acceptance necessary to generate significant revenue. If we fail to improve our existing products and introduce new ones in a timely or cost-effective manner, our ability to attract and retain customers and end users may be impaired, and our financial performance and prospects may be adversely affected.

We rely upon third-party providers of cloud-based infrastructure to host our platform. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use, due to geopolitical tensions or business competition could adversely affect our business, financial condition and results of operations.

We currently serve our customers and end users from data centers in China, the United States, Europe and India. We also use various third-party cloud-hosting providers such as AWS, Microsoft Azure and Tencent Cloud to provide cloud infrastructure for our platform. Our IoT PaaS and Industry SaaS products and value-added services rely on the operations of this infrastructure. We do not control, or in some cases have limited control over, the operation of the data center facilities we use. Customers expect to access our platform at any time, without interruption or degradation of performance, and we provide a few customers with service-level commitments with respect to uptime. Any limitation on the capacity of our data centers or cloud infrastructure could impede our ability to onboard new customers or expand the usage of our existing customers, host our products or serve our customers, which could adversely affect our business, financial condition and results of operations. In addition, any incident and technical failure affecting our data centers or cloud infrastructure that may be caused by cyberattacks, natural disasters, fire, flood, severe storm, earthquake, power loss, outbreaks of contagious diseases, telecommunications failures, terrorist or other attacks, or other events beyond our control could negatively affect the cloud-based portion of our platform. A prolonged service disruption affecting our data centers or cloud-based services for any of the foregoing reasons would negatively impact our ability to serve our customers and could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers or otherwise harm our business. We may also incur significant costs for using alternative providers or taking other actions in preparation for, or in response to, events that damage the third-party hosting services we use.

The global landscape of cloud services is subject to the influence of geopolitical factors, including international trade disputes, sanctions, and national security concerns, which could impact the availability, reliability, and cost of cloud infrastructure services. Additionally, the competitive dynamics in the cloud services market and potential commercial conflicts of interest could lead to changes in service terms, pricing, availability or even termination of service agreements, particularly if our providers engage in business activities similar to ours and become direct competitors. Any limitation on the capacity of our cloud infrastructure, or any interruption caused by geopolitical events, trade restrictions, or competitive actions in the cloud market, could impede our ability to onboard new customers or expand the usage among existing customers, host our products, or serve our customers effectively.

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

Numerous laws, regulations, guidelines and other measures have been or are expected to be adopted pursuant to the guidelines of, or in addition to, the Cybersecurity Law and Data Security Law. These include, for example, the draft Measures on Security Assessment of Cross-Border Transfer of Personal Information and Important Data released in April 2017, the draft Measures on Security Assessment of Cross-Border Transfer of Personal Information released in June 2019, and the Personal Information Protection Law, or the Personal Information Protection Law, which was released on August 20, 2021 and became effective on November 1, 2021. Specifically, on July 7, 2022, the CAC released the Measures on Security Assessments for the Cross-border Transfer of Data, which is applicable to cross-border transfers of personal information and important data collected and generated in China under certain circumstances. While we do not believe our current business involves any transmission, use and exchange of information that comes under the definition of “cross-border transfers of personal information and important data” under the foregoing laws and regulations, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours, thus requiring us to comply with applicable data localization, security assessment and other requirements under these proposed laws and regulations. As our business continues to grow, there may arise circumstances where we engage in such cross-border transfers of personal information and important data, including in order to satisfy the legal and regulatory requirements, in which case we may need to comply with the foregoing requirements as well as any other limitations under PRC laws then applicable. Complying with these laws and requirements could cause us to incur substantial expenses or require us to alter or change our practices in ways that could harm our business. Additionally, to the extent we are found to be not in compliance with these laws and requirements, we may be subject to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions, which could materially and adversely affect our business, financial condition and results of operations.

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

EU and U.K.

The General Data Protection Regulation (EU) 2016/679 (the “GDPR”), which applies to the collection, use, storage, retention, transfer, disclosure and other processing of personal data obtained from individuals located in the European Union (the “EU”) or by businesses operating within the EU, became effective on May 25, 2018 and has resulted, and will continue to result, in significantly greater compliance burdens and costs for companies with customers, end users, or operations in the EU. The GDPR places stringent obligations and operational requirements on us as both a processor and controller of personal data and could make it more difficult or more costly for us to use and share personal data. Under the GDPR, data protection supervisory authorities are given various enforcement powers, including levying fines of up to €20 million or up to 4% of an organization’s annual worldwide turnover, whichever is greater, for the preceding financial year, for non-compliance. Data subjects also have the right to be compensated for damages suffered as a result of a controller or processor’s non-compliance with the GDPR. While the GDPR provides a more harmonized approach to data protection regulation across the EU member states, it also gives EU member states certain areas of discretion and therefore laws and regulations in relation to certain data processing activities may differ on a member state by member state basis, which could further limit our ability to use and share personal data and could require localized changes to our operating model. In addition to the GDPR, the EU also has released a proposed Regulation on Privacy and Electronic Communications, or the ePrivacy Regulation, to replace the EU’s current Privacy and Electronic Communications Directive, or the ePrivacy Directive, to, among other things, better align EU member states and the rules governing online tracking technologies and electronic communications, such as unsolicited marketing and cookies, with the requirements of the GDPR. While the ePrivacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is currently going through the European legislative process and timing for adoption remains unclear. The current draft of the ePrivacy Regulation significantly increases fining powers to the same levels as GDPR and may require us to change our operational model and incur additional compliance expenses. The regulation is currently in the final stages of negotiation, and the details of this regulation remain in flux. Additional time and effort may need to be spent addressing the new requirements in the potential ePrivacy Regulation as compared to the GDPR.

Under the GDPR, restrictions are placed on transfers of personal data outside of the European Economic Area to countries which have not been deemed “adequate” by the European Commission (including the PRC). As a global business, with customers and end users worldwide, we are susceptible to any changes in legal requirements affecting international data flows. Due to recent regulatory changes and guidance, we may need to invest in additional technical, legal and organization safeguards in the future to avoid disruptions to data flows within our business and to and from our customers and service providers. Furthermore, this uncertainty, and its eventual resolution, may increase our costs of compliance, impede our ability to transfer data and conduct our business, and harm our business or results of operations.

Additionally, the withdrawal of the United Kingdom (“U.K.”) from the EU (commonly known as “Brexit”) has created uncertainty with regard to the regulation of privacy and data protection in the U.K. Since January 1, 2021, when the transitional period following Brexit expired, the so-called U.K. GDPR (combining the GDPR and the U.K.’s Data Protection Act of 2018) has been in effect in the U.K. Although the U.K. GDPR currently imposes substantially the same obligations as the GDPR, and currently authorizes similar fines, the U.K. GDPR will not automatically incorporate changes to the GDPR going forward (which would need to be specifically incorporated by the U.K. government). Moreover, the U.K. government has publicly announced plans to reform the U.K. GDPR in ways that, if formalized, are likely to deviate from the GDPR. While the European Commission has issued an “adequacy” decision to the U.K., which facilitates the sharing of personal data between the EU and the U.K. for the time being, such adequacy decision will sunset in June 2025 unless extended and it may be revoked in the future by the European Commission if the U.K. data protection regime is reformed in ways that deviate substantially from the level of protection currently in place. Adding further complexity for international data flows, in March 2022, the U.K. adopted its own International Data Transfer Agreement for transfers of personal data out of the U.K. to so-called third countries, as well as an international data transfer addendum that can be used with GDPR’s standard contractual clauses for the same purpose. All of this creates a risk of divergent parallel regimes and related uncertainty, along with the potential for increased compliance costs and risks for affected businesses based on differing, interpretation and enforcement by regulators and authorities. For details of related regulations, see “Regulation—Regulation Relating to Cybersecurity, Data Security and Privacy Protection.”

United States

In the United States, various federal regulators, including governmental agencies like the Federal Trade Commission, and states and state regulators have adopted, or are considering adopting, laws and regulations concerning personal data and data security, such as the California Consumer Privacy Act, of 2018 (as modified by the California Privacy Rights Act, collectively “CCPA”). This patchwork of legislation and regulation may give rise to conflicts or differing views of personal privacy rights. For example, certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal data than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. One such comprehensive privacy law in the United States is the CCPA, which came into effect on January 1, 2020 and was significantly amended as of January 1, 2023. Among other things, the CCPA requires companies that process personal information of California residents to make detailed disclosures to consumers about such companies’ data collection, use and sharing practices, gives California residents expanded rights to access and delete their personal information and to opt out of certain personal information sharing with (and sales of personal information to) third parties. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal data that may increase the likelihood of, and risks associated with, data breach litigation. Additionally, the CCPA expands consumers’ rights with respect to certain sensitive personal information, further restricts the use of cross-context behavioral advertising and creates a state agency, the California Privacy Protection Agency, to oversee implementation and enforcement efforts. Amendments have been made to the CCPA, and it is possible that further amendments will be enacted, but even in its current form it remains unclear how various provisions of the CCPA will be interpreted and enforced potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Other state laws are changing rapidly and there have been ongoing discussions and proposals in the U.S. Congress with respect to new federal data privacy and security laws to which we would become subject if enacted. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require us to modify our data processing practices and policies, divert resources from other initiatives and projects, and could restrict the way products and services involving data are offered, all of which may have a material and adverse impact on our business, financial condition and results of operations. For details of related regulations, see “Regulation—Regulation Relating to Cybersecurity, Data Security and Privacy Protection.”

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

Expansion of our operations and customer base worldwide is essential to our growth strategy. We operate internationally with local offices in the United States, Europe, Singapore, India, China, Japan and Colombia among other locations.

We expect that our international activities will continue to grow over the foreseeable future as we continue to pursue opportunities in existing and new markets, which will require significant management attention and financial resources worldwide. In connection with such expansion, we may face difficulties including costs associated with varying seasonality patterns, potential adverse movement of currency exchange rates, longer payment cycle, difficulties in collecting accounts receivable in some countries, the imposition of new tariffs, or adjustments in existing tariffs or trade barriers, a variety of regulatory or contractual limitations on our ability to operate, adverse tax events, reduced protection of intellectual property rights in some countries, political risks and a geographically and culturally diverse workforce and customer base. Failure to overcome any of these difficulties could harm our business.

In addition, we will face risks in doing business internationally that could adversely affect our business, including:

●	difficulties in managing and staffing international operations and the increased operations, travel, infrastructure and legal compliance costs associated with numerous international locations;
●	challenges to our corporate culture resulting from a dispersed workforce;
●	our ability to effectively price our products in competitive international markets;
●	foreign ownership restrictions;
●	potentially greater difficulty in collecting accounts receivable and longer payment cycles;
●	the need to adapt and localize our products and services for specific countries;
●	difficulties in understanding and complying with local laws, regulations and customs in foreign jurisdictions, including those governing competition, pricing, internet activities, cybersecurity and data protection, employment and labor laws, privacy, collection, use, processing, or sharing of personal information, intellectual property, and other activities important to our business;
●	difficulties with differing technical and environmental standards, privacy, cybersecurity, data protection and telecommunications regulations and certification requirements across multiple jurisdictions, which could prevent customers from deploying our products and services or limit their usage;
●	difficulties in understanding, and adapting our products and services to, local end users’ habits and preferences;
●	the effect of differing governmental responses to the COVID-19 pandemic or other epidemics and any continuing impact of the pandemic on individuals, businesses and economies in various foreign jurisdictions;
●	the complexities of complying with current and future export controls and economic sanctions administered by the Department of Commerce Bureau of Industry and Security and the Treasury Department’s Office of Foreign Assets Control and other relevant sanctions authorities;
●	uncertainties arising from sanctions and regulations from United States, the European Union or other foreign jurisdictions.
●	tariffs and other non-tariff trade barriers, such as quotas and local content rules;
●	more limited protection for intellectual property rights in some countries;
●	adverse tax consequences;

●	fluctuations in currency exchange rates, which could increase the price of our products and services in certain markets, increase the purchase price of raw materials and inventories, increase the cost of components and services used in our operations, including cloud infrastructure services, and increase the expenses of our international operations and expose us to foreign currency exchange rate risk or the cost and risk of hedging transactions if we choose to enter into such transactions in the future;
●	currency control regulations, which might restrict or prohibit our conversion of other currencies into RMB and/or U.S. dollars; and
●	restrictions on the transfer of funds across borders.

As we operate across various countries and regions, we are subject to a complex web of data security laws and regulatory requirements. These laws and regulations vary significantly from one jurisdiction to another, and often, there can be overlaps or direct conflicts between the data protection frameworks of different countries and regions. Managing compliance with these diverse regulatory landscapes poses a substantial challenge. Failure to navigate these jurisdictional overlaps or address regulatory conflicts could result in a range of adverse outcomes, including but not limited to business interruptions, the termination of critical services in certain regions, or the imposition of fines and penalties. Additionally, any perceived or actual non-compliance could harm our reputation, eroding trust among customers, users and partners, and potentially leading to decreased adoption of our platform.

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

The COVID-19 pandemic has in the past caused temporary disruption to our operations and those of our customers, suppliers and other business partners. For example, the pandemic has caused significant logistical challenges to the global supply chains, resulting in disrupted shipping lanes, labor and material shortages and weakened consumer demand for smart devices, all of which have negatively impacted our business and results of operations. Travel restrictions and social distancing guidelines imposed by governments globally have also reduced international travels and in-person meetings, which in turn have limited our ability to engage in in-person marketing with brands, particularly those brands based in the United States and Europe. In addition, the economic downturn due to COVID-19 has adversely affected, and may continue to adversely affect our customers’ ability to pay and customer demand for and end user usage of our products and services, which would adversely affect our operating results and financial condition.

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

Our customers may use our products and services for important aspects of their businesses or operations, and any errors, defects or disruptions to our products and services and any other performance problems with our products and services could damage our customers’ businesses and operations and, in turn, hurt our brand and reputation. We provide regular updates to our products and services, which have in the past contained, and may in the future contain, undetected errors, failures, vulnerabilities and bugs, especially when first introduced or released. Real or perceived errors, failures, bugs or security vulnerabilities in our products could result in negative publicity, loss of or delay in market acceptance of our platform, loss of competitive position, lower customer retention or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. As a result, our reputation and our brand could be harmed, and our business, operating results and financial condition may be adversely affected. Moreover, the edge capabilities of IoT PaaS are embedded in modules manufactured by certain third-party suppliers; we also use third-party suppliers to manufacture the finished smart devices for our smart device distribution customers. Such modules and finished smart devices may contain defects, errors or other product issues, which may negatively impact the performance of our platform, our products and services, and Tuya-powered smart devices, damage our reputation, harm our ability to attract new and existing customers, and incur significant support, repair or replacement costs even if we can be reimbursed from the third-party suppliers.

Moreover, the edge capabilities of IoT PaaS are embedded in modules manufactured by certain third-party suppliers. We also engage third-party suppliers to manufacture the finished smart devices for our smart device distribution customers, and our smart solutions for IoT devices are delivered to our customers in the form of finished smart devices that are manufactured by third-party suppliers. Such modules and finished smart devices may contain defects, errors or other product issues due to various factors such as design flaws, defects in software, raw materials, components or manufacturing difficulties, which can affect both the quality and the yield of the product, and since some of smart devices using our smart solution are electricity-related devices or to be used in a renewable energy-related scenarios, it is possible that these products could result in injury, whether by product malfunctions, defects, improper installation, or other causes. These events may negatively impact the performance of our platform, our products and services, and Tuya-powered smart devices, damage our reputation, harm our ability to attract new and existing customers, and incur significant support, repairment or replacement costs even if we can be reimbursed from the third-party suppliers.

We generate a significant portion of our revenue from a limited number of major customers and any loss of business from these customers could have a negative impact on our revenues and harm our business.

We derive a significant portion of our revenue from a limited number of major customers. Our five largest customers in the aggregate accounted for approximately 17.2%, 11.7% and 13.1% of our total revenue in 2021, 2022 and 2023, respectively. Our ability to maintain close relationships with major customers is essential to the success of our business.

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

Many factors not within our control could cause the loss of, or reduction in, business or revenue from any customer, and these factors are not predictable. These factors include, among others, pricing pressure from competitors, a change in a customer’s business strategy, rising raw material prices, or failure of a chip or module supplier to develop competitive products. Our customers may choose to pursue alternative technologies and develop alternative products in addition to, or in lieu of, our products, either on their own or in collaboration with others, including our competitors. The loss of any major customer, or a significant decrease in the volume of customer demand or the price at which we sell our products to customers, could materially adversely affect our financial condition and results of operations.

We have a history of net loss and net cash operating outflow and may not be able to achieve or sustain profitability in the future.

We have experienced net loss in each year since inception. We generated net losses of US$175.4 million, US$146.2 million and US$60.3 million in 2021, 2022 and 2023, respectively. We expect to continue to devote significant resources to research and development activities. We also expect to continue to incur substantial sales and marketing expenses in acquiring and retaining customers and enhancing our brand awareness, and incur substantial general and administrative expenses including those associated with operating as a public company. We may not be able to increase our revenue enough to offset the increase in operating expenses resulting from these investments. If we are unable to achieve and sustain profitability, or if we are unable to achieve the revenue growth that we expect from these investments, the value of our business and stock may decrease.

Additionally, we recorded net cash operating outflow of US$126.1 million and US$70.7 million in 2021 and 2022, respectively. Although, for the first time since our inception, we recorded an annual net cash operating inflow of US$36.4 million in 2023, we may still experience quarterly or yearly net cash operating outflow in the future if we fail to grow our business or properly manage our operating leverage.If so, our business, liquidity, financial condition and results of operations may be materially and adversely affected. There is no assurance that we will always generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due, due to a variety of factors. For actions we intend to take to finance our future working capital requirements and capital expenditures, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” There can be no assurance that we will be able to successfully take any of these actions in a timely manner, including prudently managing our working capital, or raising additional equity or debt financing on terms that are acceptable to us. Our failure to take these actions as and when necessary could materially adversely affect our liquidity, results of operations, financial condition and ability to operate.

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

Our operating results have fluctuated from period to period and may continue to fluctuate in the future as a result of a variety of factors, many of which are outside of our control and may be difficult to predict, correlate, or anticipate even when external indicators are present. For example, our business model is based in large part on our ability to accurately estimate customer demands, which may constrain our ability to forecast our revenue. If operating results for any particular period fall below securities analysts’ and investors’ expectations, then the trading price of our ADSs and Class A ordinary shares could decline substantially. Some factors that may cause our operating results to fluctuate from period to period include:

●	our ability to attract, retain and increase revenue from customers and end users;

●	market acceptance of our products and services and our ability to introduce new products and services and enhance existing products and services;
●	competition and the actions of our competitors, including pricing changes, the introduction of new products and services, and expansion into new geographies;
●	our ability to control costs and operating expenses, including the fees that we pay cloud infrastructure providers, chip and module suppliers, outsourcing manufacturing suppliers or OEMs who manufacture smart devices for our smart solutions business;
●	changes in our pricing as a result of our negotiations with our larger customers or our optimization efforts or otherwise;
●	the rate of expansion and productivity of our sales force;
●	change in the mix of products and services that our customers and end users use;
●	changes in end user and customer demand as end users increase or decrease their demand for smart home products, or other products and services, due to the imposition or easing of stay-at-home, travel and other government mandates in response to disease outbreaks, such as the Covid-19 pandemic or future epidemics and public health crisis;
●	the expansion of our business, particularly in international markets;
●	changes in foreign currency exchange rates and interest rates, particularly the U.S. federal funds rate;
●	changes in laws, regulations or regulatory enforcement, in China, the United States or other countries and regions, that impact our ability to market, sell or deliver our products;
●	significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our products and services on our platform;
●	allegations, even if not supported by fact or based on isolated incidents, relating to cybersecurity events relating to our business operations or our unauthorized use, misuse or disclosure of personal information or other sensitive information;
●	general economic and political conditions that may adversely affect a prospective customer’s ability or willingness to adopt our products and services, delay a prospective customer’s adoption decision, reduce the revenue that we generate from their use of our products and services, or impact customer retention;
●	extraordinary expenses such as litigation or other dispute-related settlement payments;
●	sales tax and other tax determinations by authorities in jurisdictions where we conduct business;
●	the impact of new accounting pronouncements;
●	expenses incurred in connection with mergers, acquisitions or other strategic transactions and integrating acquired business, technologies, services, products and other assets; and
●	fluctuations in share-based compensation expenses.

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

We are subject to potential misuse of our platform, tools, and services.

We provide an advanced platform and suite of software development tools, products, and services designed to enable developers to create innovative smart devices. While we strive to foster innovation and support the development of high-quality smart devices, there is a risk that developers might use our platform, tools, products, or services improperly. Such improper use could include, but is not limited to, the creation of devices or applications that are harmful, infringe upon intellectual property rights, violate privacy regulations, or are used for illicit purposes.

Despite implementing terms of service and usage policies, it is challenging to completely mitigate the risk of misuse by all users. Any failure to detect, prevent, or address misuse promptly could harm our reputation among customers, developers, and industry partners. Negative public perception, particularly if amplified by social media or traditional news outlets, could result in decreased user engagement, reluctance of developers to use our platform, and potential legal and regulatory challenges. Moreover, should any misuse of our platform lead to litigation, regulatory scrutiny, or government action, we could incur significant legal expenses and potential fines, further impacting our financial performance. Additionally, rectifying any issues arising from such misuse may require substantial resources and lead to service interruptions, undermining the trust of our user base and potentially causing long-term harm to our brand.

Any failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products and services.

Historically, we have relied on the adoption of our products and services by developers through our self-service portal as well as more targeted sales efforts. Our ability to further increase our customer base and achieve broader market acceptance of our platform will significantly depend on our ability to expand our marketing and sales operations. We plan to maintain an appropriate number of sales people both domestically and internationally. We also plan to dedicate appropriate resources to sales and marketing programs. All of these efforts will require us to invest significant financial and other resources and if they fail to attract additional customers and end users our business will be harmed.

We believe that there is significant competition for sales personnel, including sales representatives, sales managers and sales engineers, with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of effective and qualified sales personnel to support our growth according to our business and product strategies. New hires require significant training and may take significant time before they achieve full productivity. Our new hires may not become productive as quickly as we expect, if at all, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, particularly if we continue to grow rapidly, new members of our sales force will have relatively little experience working with us, our products and platform, and our business model. If we are unable to hire and train sufficient numbers of effective and qualified sales personnel, our sales personnel do not reach significant levels of productivity in a timely manner, or our sales personnel are not successful in acquiring new customers and end users or expanding usage by existing customers and end users, our business will be harmed.

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

High quality, ongoing developer and customer support are critical to the successful marketing, sale and adoption of our products and services. Many of our customers depend on our customer support team to assist them in deploying our products and services effectively, help them resolve post-deployment issues quickly and provide ongoing support. As we grow our developer and customer base, we will need to further invest in and expand our developer and customer support teams, which could strain our resources and reduce profit margins. If we do not devote sufficient resources or otherwise do not help our developers and customers adopt our products and services, quickly resolve any post-implementation matters, and provide effective ongoing developer and customer support and training, our ability to expand sales to existing and future developers and customers and our reputation would be adversely affected. Our support teams will face additional challenges associated with our international operations, including those associated with delivering support and documentation in multiple languages. We might also face additional difficulties associated with providing customer support and warranties to our smart device distribution and smart solution customers as we may not be able to control customer service terms of third-party suppliers, such as outsourcing manufacturing suppliers or OEMs who manufacture smart devices for our smart solutions business. Increased demand for developer and customer support, without corresponding revenues, could increase costs and adversely affect our business, operating results and financial condition. Any failure to maintain high-quality developer and customer support, or a market perception that we do not maintain high-quality developer and customer support, could adversely affect our reputation, business, operating results and financial condition.

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

Any unauthorized access, acquisition, use or destruction of information we collect, store, transmit or otherwise process, the unavailability of such information or other disruptions of our ability to provide solutions to our clients or end users, regardless of whether it originates or occurs on our systems or those of third party service providers or clients, could expose us to significant liability under our contracts, regulatory actions, litigation, investigations, remediation obligations, damage to our reputation and brand, theft of intellectual property, supplemental disclosure obligations, loss of customer, consumer and partner confidence in the security of our applications, destruction of information, indemnity obligations, impairment to our business, and resulting fees, costs, expenses, loss of revenues and other potential liabilities and harms to our business. In addition, if a high profile security breach occurs within our industry or even other related industries, our customers and potential customers may lose trust in the security of our systems and information even if we are not directly affected.

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

There is considerable patent and other intellectual property development activity in our industry. Our future success depends, in part, on not infringing the intellectual property rights of others. Our competitors or other third parties may in the future claim that our products and services or platform and underlying technology infringe on their intellectual property rights, and we may be found to be infringing on such rights. We may be unaware of the intellectual property rights of others that may cover some or all of our technology. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our products and services, require us to develop alternative non-infringing technology or require that we comply with other unfavorable terms, any of which could have a material adverse effect on our business and results of operations. We may also be obligated to indemnify our customers or business partners in connection with any such litigation and to obtain licenses or modify our products and services or platform, which could further exhaust our resources. Even if we were to prevail in the event of claims or litigation against us, any claim or litigation regarding intellectual property could be costly and time-consuming and divert the attention of our management and other employees from our business. Patent infringement, trademark infringement, trade secret misappropriation and other intellectual property claims and proceedings brought against us, whether successful or not, could harm our brand, business, operating results and financial condition. In addition, even if our products and services or platform and underlying technology do not infringe upon any intellectual property rights of others, we cannot avoid the harm of malicious or frivolous intellectual property litigations that any third party may bring against us, such as costs we may incur in defending ourselves in these litigations.

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

We lease office spaces from third parties for our operations in China, the United States, Europe, Australia, India, Japan and Colombia, among other locations. Any limitations on the leased properties, or lessors’ title to such properties, may impact our use of the offices, or in extreme cases, result in relocation, which may in turn adversely affect our business operations. In addition, certain lease agreements of our leased properties in China have not been registered with the relevant PRC government authorities as required by PRC law. Therefore, we may be exposed to potential fines if we fail to rectify within the prescribed time period after receiving notices from the relevant PRC government authorities. Furthermore, certain lessors of our leased properties have not provided us with valid property ownership certificates or any other documentation proving their right to lease those properties to us. As of December 31, 2023, with respect to six leased properties in China with a gross floor area of approximately 2,360.6 square meters, we have not registered the respective lease agreements with the relevant PRC government authorities. With respect to five leased properties in China with a gross floor area of approximately 1,976.2 square meters, the lessors have not provided us with valid property ownership certificates. The foregoing properties represent only a small portion of the total gross floor area of our leased properties. As of the date of this annual report, we are not aware of any material actions or claims raised by any third parties challenging our use of these properties we currently lease, nor have we received any notices from the PRC government authorities. If our lessors are not the owners of the properties or they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If leases are invalid, we may face the risk of moving out of the leased property.

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

Our operations are dependent in part upon transmission bandwidth provided by third-party telecommunications network providers, access to data centers to house our servers and other computing resources. There can be no assurance that we are adequately prepared for unexpected increases in bandwidth and data center demands by our customers and end users. The bandwidth and data centers we use may become unavailable for a variety of reasons, including service outages, payment disputes, network providers going out of business, natural disasters, networks imposing traffic limits, or governments’ adopting regulations that impact network operations. These bandwidth providers may become unwilling to sell us adequate transmission bandwidth at fair market prices, if at all. This risk is heightened where market power is concentrated with one or a few major networks. We also may be unable to move quickly enough to augment capacity to reflect growing traffic or security demands. Failure to put in place the capacity we require could result in a reduction in, or disruption of, service to our customers and ultimately a loss of those customers. Such a failure could result in our inability to acquire new customers demanding capacity not available on our platform. See “ - We rely upon third-party providers of cloud-based infrastructure to host our platform. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use could adversely affect our business, financial condition and results of operations.”

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

Our use and provision of AI could lead to operational or reputational damage, competitive harm, legal and regulatory risk and additional costs.

Our business involves the use and provision of artificial intelligence, including generative AI (collectively, “AI”). The use of generative AI, a relatively new and emerging technology in the early stages of commercial use, exposes us to additional risks, such as damage to our reputation, competitive position and business, legal and regulatory risks and additional costs. For example, if any of our employees, contractors, vendors or service providers use any third-party AI-powered software in connection with our business or the services they provide to us, it may lead to the inadvertent disclosure of our confidential information, including inadvertent disclosure of our confidential information into publicly available third-party training sets, which may impact our ability to realize the benefit of, or adequately maintain, protect and enforce our intellectual property or confidential information, harming our competitive position and business.

Additionally, any content created by us using generative AI tools may not be subject to copyright protection which may adversely affect our intellectual property rights in, or ability to commercialize or use, any such content. In the United States, a number of civil lawsuits have been initiated related to the foregoing and other concerns, the outcome of any one of which may, amongst other things, require us to limit the ways in which we use AI in our business and may affect our ability to develop related products, services, innovations and features. For example, the output produced by generative AI tools may include information subject to certain rights of publicity or privacy laws or constitute an unauthorized derivative work of the copyrighted material used in training the underlying AI model, any of which could also create a risk of liability for us, or adversely affect our business or operations. To the extent that we do not have sufficient rights to use the data or other material or content used in or produced by the generative AI tools used in our business, or if we experience cybersecurity breaches or incidents in connection with our use of AI, it could adversely affect our reputation and expose us to legal liability or regulatory risk, including with respect to third-party intellectual property, privacy, publicity, contractual or other rights. Further, our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively.

As the utilization of AI becomes more prevalent, we anticipate that it will continue to present new or unanticipated ethical, reputational, technical, operational, legal, competitive and regulatory issues, among others. We expect that such utilization of AI will require additional resources, including the incurrence of additional costs, to develop and maintain our platform offerings, services and features to minimize potentially harmful or unintended consequences, to comply with applicable and emerging laws and regulations, to maintain or extend our competitive position and to address any ethical, reputational, technical, operational, legal, competitive or regulatory issues which may arise as a result of any of the foregoing. As a result, the challenges presented with our use of AI could adversely affect our business, financial condition and results of operations.

Regulatory and legislative developments related to the use of AI could adversely affect our use and provision of AI in our products, services and business.

As the regulatory framework for machine learning technology, generative AI and automated decision making evolves, our business, financial condition and results of operations may be adversely affected. The regulatory framework for AI and similar technologies, and automated decision making, is changing rapidly. It is possible that new laws and regulations will be adopted in the United States and in non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in ways that would affect our use and provision of AI in our products, services and business. We may not be able to adequately anticipate or respond to these evolving laws and regulations, and we may need to expend additional resources to adjust our offerings in certain jurisdictions if applicable legal frameworks are inconsistent across jurisdictions. In addition, because these technologies are themselves highly complex and rapidly developing, it is not possible to predict all of the legal or regulatory risks that may arise relating to our use of such technologies. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

For example, in Europe, on March 13, 2024, the European Parliament formally adopted a draft of the EU’s Artificial Intelligence Act (the “AI Act”) which is currently expected to be enacted in mid-2024, pending formal endorsement by the Council of the European Union and publication in the Official Journal of the European Union. The current draft of the AI Act, if enacted, would establish, among other things, a risk-based governance framework for regulating AI systems operating in the EU. This framework would categorize AI systems, based on the risks associated with such AI systems’ intended purposes, as creating unacceptable or high risks, with all other AI systems being considered low risk. While the AI Act has not yet been enacted or enforced, there is a risk that our current or future AI-powered software or applications may obligate us to comply with the applicable requirements of the AI Act, which may impose additional costs on us, increase our risk of liability or adversely affect our business. For example, the AI Act would prohibit certain uses of AI systems and place numerous obligations on providers and deployers of permitted AI systems, with heightened requirements placed on AI systems that are considered high risk. If enacted in this form or a similar form, this regulatory framework is expected to have a material impact on the way AI is regulated in the EU, and together with developing regulatory guidance and judicial decisions in this area, may affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us and could adversely affect our business, financial condition and results of operations.

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

We and certain of our current and former directors and officers have been named as defendants in a putative shareholder class action lawsuit, and may, from time to time, be the subject of shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operations, cash flows and reputation.

As of the date of this annual report, we and certain of our current and former directors and officers have been named as defendants in a putative shareholder class action lawsuit, described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” We will have to defend against such putative class action lawsuit, including any appeals should our initial defense be unsuccessful. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuit. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal. Any adverse outcome of this case, including on any appeal of the judgment in this case, could result in payment of substantial monetary damages. Any settlement of the litigation could also be costly. Such outcomes may have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. Currently, we are subject to claims for indemnification related to this matter, and we cannot predict the impact that indemnification claims may have on our business or financial results.

In addition, we or certain of our directors or officers may, from time to time, be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders and lawsuits against our directors and officers as a result of their position in other public companies. The existence of such cases and any adverse outcome of these cases, including any appeal of a judgment, could have a material adverse effect on our business, reputation, financial condition, results of operations, cash flows as well as the trading price of our securities. Resolution of these matters may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, they could have a material adverse effect on our business, results of operations and financial condition.

As of the date of this annual report, except for the putative shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings,” we are not a party to any other material legal or administrative proceedings. However, we or our directors, management, employees and shareholders have been, and may from time to time in the future be, subject to or involved in various claims, controversies, lawsuits, other legal and administrative proceedings and fines. Lawsuits and other administrative or legal proceedings can involve substantial costs, including the costs associated with investigation, litigation and possible settlement, judgment, penalty or fine. In addition, lawsuits and other legal and administrative proceedings may be costly and time consuming and may require a commitment of management and personnel resources that will be diverted from our normal business operations. There may also be negative publicity associated with litigation that could decrease customer acceptance of our product offerings, regardless of whether the allegations are valid or whether we are ultimately found liable.

We have been, and may, from time to time, be involved in class action lawsuits in the United States in the future. Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. The threat of such claims and the costs associated with defending them could have a material adverse effect on business, results of operations and reputation. See “—We and certain of our current and former directors and officers have been named as defendants in a putative shareholder class action lawsuit, and may, from time to time, be the subject of shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operations, cash flows and reputation.”

We face inventory obsolescence, shortage or excess risks. Our results of operations could be materially harmed if we are unable to optimally manage our inventories to meet our operational needs.

Our inventories consist mainly of (i) modules and chips relating to our IoT PaaS, and (ii) finished smart devices purchased from manufacturers as part of our smart device distribution or manufactured by outsourcing manufacturing suppliers or OEMs for our smart solution business. As of December 31, 2022 and 2023, we had inventories, net, of US$45.4 million and US$32.9 million respectively. Maintaining an optimal level of inventory is important for the success of our business. However, we are exposed to inventory obsolescence and inventory shortage risks as a result of a variety of factors beyond our control, including changes of customer needs and the inherent uncertainty of the success of product launches. The inventory write-downs, net, increased US$1.8 million thousand and US$4.1 million in 2021 and 2022, decreased US$0.01 million in 2023, as a result of the net impact of current year provision and sales or uses of inventories with reserve. We regularly track our inventory to keep it at a level sufficient to fulfill customers’ orders. We also proactively assess changes in market conditions and pre-store strategic raw materials in anticipation of potential supply shortage. However, we cannot assure you that we can accurately predict these trends and events and avoid under-stocking or overstocking inventory, or that our inventory management measures will be implemented effectively so that we will not have significant levels of inventory obsolescence, shortage or excess. As a result of unforeseen or sudden events, we may experience slow movement of our inventories, fail to utilize or sell our inventories swiftly, or face the risk of inventory obsolescence, and our business, results of operations, financial condition and prospects may be adversely affected.

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

We are subject to the uncertainties associated with the regulations on listing and securities offerings conducted overseas by China-based companies proposed and/or enacted in China and the United States.

The PRC government authorities have been exerting more oversight and control over listings and offerings conducted overseas by Chinese companies and investment in overseas-listed China-based companies. For example, on December 28, 2021, the CAC and several other administrations jointly promulgated the Cybersecurity Review Measures, which provide, among other things, that a “network platform operator” holding over one million users’ personal information shall apply for a cybersecurity review when listing its securities “in a foreign country.” In November 2021, the CAC promulgated the Draft Cyber Data Security Regulation, which states that a cybersecurity review will be required for a listing in foreign countries contemplated by a data processor who processes the personal information of at least one million users or the listing of a data processor in Hong Kong which affects or may affect the national security. Furthermore, on February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures,” and together with relevant supporting guidelines promulgated by the CSRC, the “New Overseas Listing Rules”). The New Overseas Listing Rules set out new filing procedures for China-based companies seeking direct or indirect listings and offerings in overseas markets and came into force since March 31, 2023. For details, see “Item 3. Key Information—Recent PRC Regulatory Developments—CSRC Approval for Issuance and Listing of Securities Overseas” and “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Relating to M&A and Overseas Listing.”

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

We face exposure to foreign currency exchange rate fluctuations, U.S. federal funds rate changes and Federal Reserve interest rate adjustments and such fluctuations and changes could adversely affect our business, operating results and financial condition.

As we continue to expand our international operations, we will become increasingly exposed to the effects of fluctuations in currency exchange rates. The majority of our cash generated from revenue is denominated in Renminbi, and our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations. Because we conduct business in currencies other than U.S. dollars but report our operating results in U.S. dollars, we also face translation exposure to fluctuations in currency exchange rates, which could hinder our ability to predict our future results and earnings and could impact our operating results. We recorded other comprehensive income from foreign currency translation of US$1.5 million in 2021, other comprehensive loss from foreign currency translation of US$14.9 million in 2022 and US$2.7 million in 2023.

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

We hold a substantial amount of our cash reserves in U.S. dollars, prioritizing the security of the principal above all. To manage our funds, we utilize various financial instruments such as demand deposits, U.S. Treasury bonds, and term deposits, with a focus on ensuring the safety of our principal amount. Since 2023, the Federal Reserve has maintained the federal funds rate within the target range of 4.5% to 5.50%, a level that is elevated compared to the average rates seen in the past decade. This environment has allowed us to benefit from relatively higher interest income on our U.S. dollar-denominated deposits. However, recent communications from the Federal Reserve indicate an adjustment in its expectations for future interest rates, with a tendency towards lowering rates in response to evolving economic conditions. Such a policy shift poses risks to our financial strategy, as a reduction in interest rates would directly impact the yield on our interest-sensitive assets. A significant decrease in interest income generated from our U.S. dollar deposits could adversely affect our financial performance.

The fair value measurements of certain financial assets and liabilities inherently involve a certain degree of uncertainty, and any adverse movements in their fair value may directly affect our results of operations.

Some of our financial assets and liabilities are measured at fair value, such as the short-term investments and long-term investments measured at fair value. As of December 31, 2022 and 2023, the fair value of short-term investments was US$821.1 million and US$291.0 million, and the fair value of long-term investments was US$18.0 million and US$10.1 million, respectively. In 2021, 2022 and 2023, our fair value change on short-term and long-term investments was in gain of US$0.8 million, in loss of US$7.4 million and in gain of US$0.1 million, respectively. For financial reporting purposes, fair value measurements of these financial assets and liabilities are categorized into level 1, 2 or 3, based on, among other things, the observability and significance of the inputs used in the valuation technique. The fair value of financial assets and liabilities classified in levels 1 and 2 is determined based on observable inputs, while the determination of the fair value of level 3 financial assets and liabilities is based on valuation techniques and various assumptions of inputs that are unobservable and which inherently involve a certain degree of uncertainty.

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

We are exposed to credit risk related to defaults of our various customers. As of December 31, 2022 and 2023, our accounts receivable, net were US$12.2 million and US$9.2 million, respectively. Our accounts receivable turnover days were 42 and 21 in 2022 and 2023, respectively. We may not be able to collect all such accounts receivable due to a variety of factors that are outside of our control. If the relationship between us and any of our customers is terminated or deteriorated, or if any of our customers experience financial difficulties to the extent it affects their ability to make timely payments, our corresponding accounts receivable might be adversely affected in terms of recoverability. Our accounts receivable balance may continue to grow alongside our business expansion, which may increase our risks for uncollectible receivable. If we are unable to timely collect our accounts receivable from our customers, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to maintain proper and effective internal control over financial reporting, we may be unable to accurately or timely report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs and Class A ordinary shares may be materially and adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we maintain internal control over financial reporting and disclosure controls and procedures. An effective internal control environment is necessary to enable us to produce reliable financial reports and is an important component of our efforts to prevent and detect financial reporting errors and fraud. We are a public company subject to the Sarbanes-Oxley Act of 2002. Section 404 requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with the annual report for the fiscal year ended December 31, 2022. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

In the course of preparing and auditing our consolidated financial statements for the year ended December 31, 2023, we and our independent registered public accounting firm did not identify a material weakness in our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures.”

In the future, however, if we fail to maintain an effective system of internal control over financial reporting, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level.

As a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. Furthermore, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404.

Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

A significant natural disaster, such as an earthquake, fire, flood or pandemic, occurring at our headquarters, at one of our local offices and facilities or where a business partner is located could adversely affect our business, operating results and financial condition. Further, if a natural disaster or man-made problem were to affect our service providers, this could adversely affect the ability of our customers and end users to use our products and services. In addition, natural disasters and acts of terrorism could cause disruptions in our or our customers’ businesses, national economies or the world economy as a whole, as is the case due to the COVID-19 pandemic. We also rely on our network and third-party infrastructure and enterprise applications and internal technology systems for our engineering, sales and marketing, and operations activities. In the event of a major disruption caused by a natural disaster or man-made problem, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our development activities, lengthy interruptions in service, breaches of data security and loss of critical data, any of which could adversely affect our business, operating results and financial condition.

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

Our insurance coverage may not completely cover the risks related to our business and operations, which could expose us to significant costs and business interruptions.

Insurance products available in the PRC and many other markets in which we operate currently are not as extensive as those offered in more developed regions. Consistent with customary industry practice in the markets in which we operate, our business insurance is limited, and we do not carry key-man life insurance. Any uninsured damage to our facilities or technology infrastructures or disruption of our business operations could require us to incur substantial costs and divert our resources, which could have an adverse effect on our business, financial condition and results of operations. For more information, see “Item 4. Information on the Company—4.B. Business Overview—Insurance.” Furthermore, lack of any insurance coverage, or any failure of any insurance policy providing adequate coverage to cover any potential claims under such policy could leave us exposed to uninsured risk and could have a material adverse effect on our business or financial results.

We have granted, and may continue to grant, share-based awards, which may increase our share-based compensation and may have an adverse effect on our results of operations.

In December 2014, we adopted the 2015 Equity Incentive Plan (the “2015 Plan”), which was amended in July 2020, February 2021 and June 2022. We account for compensation costs for all share-based awards using a fair-value-based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. For details of the 2015 Plan, see “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.” In 2021, 2022 and 2023, we recorded share-based compensation expenses of US$66.1 million, US$69.0 million and US$65.2 million respectively. As of December 31, 2023, there were US$66.0 million of unrecognized share-based compensation expenses related to share options granted by our company, which were expected to be recognized over a weighted-average vesting period of 0.56 years. As of December 31, 2023, there were US$20.6 million of unrecognized share-based compensation expenses related to RSUs granted by us, which were expected to be recognized over a weighted-average vesting period of 2.61 years. We believe that the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, any ordinary shares that we issue under our 2015 Plan would dilute the percentage ownership held by public investors.

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

The registered shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect part of our business.

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

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and the recently amended PRC Company Law and how they may impact the viability of our current corporate structure, corporate governance and operations.

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

The PRC Company Law（the “Company Law”), promulgated by the Standing Committee of the National People’s Congress on December 29, 1993, was recently amended on December 29, 2023 and will become effective on July 1, 2024. The Company Law provides new requirements for the time limit for contribution of capital, the company’s organizational structure, corporate governance, and the rights and obligations of shareholders, which also apply to foreign investment enterprises in the PRC. Uncertainties exist with respect to the interpretation and implementation of the Company Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

Risks Related to Doing Business in China

Changes in economic, political or social conditions or government policies of China and globally could have a material adverse effect on our business, financial condition and results of operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, results of operations, financial condition and prospects are affected by economic, political and social conditions in China generally and by continued economic growth in China as a whole. China’s economy differs from the economies of other countries in many respects, and the Chinese government plays a significant role in regulating industry development and has extensive influence over China’s economic growth through allocating resources and setting monetary and fiscal policy.

In recent decades, the PRC regulatory authorities have implemented measures emphasizing market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises. However, state-owned enterprises are still playing a key role in the economy of China. Furthermore, although China’s economy has grown significantly in the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and results of operations, lead to a reduction in demand for our services and adversely affect our competitive position. In addition, some of the government measures aim to benefit the overall Chinese economy, but may unexpectedly have a negative effect on us. For example, our financial condition and results of operations may be affected by government control over capital investments or changes in tax regulations.

Additionally, the global macroeconomic environment faces significant challenges in the near-term future. For example, following the COVID-19 outbreak, most countries have encountered rising inflation, resulting in weakened customers’ spending on smart devices. Furthermore, there is considerable uncertainty about the short and long-term economic impact of the monetary and fiscal policies adopted by the central banks and government authorities of some of the world’s leading economies, including the United States and China.

We are exposed to risks associated with international relations and geopolitical risks.

We are exposed to risks associated with international relations, in particular, the relationship between the United States and China. Any unfavorable government policies, including those on investment restrictions or international trade, such as capital and data controls, tariffs or international payment and settlement system, updated or expanded sanctions and export control regulations, or any new or escalation of geopolitical confrontation and conflicts, may affect the demand for our products, impact the competitive position of our products, or prevent us from selling products in certain countries, or even our participation in international capital markets or the international payment and settlement system, any of which would materially and adversely affect our international operations, results of operations and financial condition.

On February 28, 2024, President Biden signed Executive Order 14117, which seeks to restrict access to bulk sensitive personal data and U.S. government-related data by “countries of concern”. It creates uncertainties and complications in our efforts to stay compliant with such regulations when it becomes effective. For example, if third-party cloud-hosting providers of our data centers in the United States, such as AWS, or our U.S. subsidiaries or U.S. personnel, were to be restricted from providing access to the relevant U.S. data in accordance with such regulations, it may negatively affect our businesses. Such change, and any similar legislative or executive actions in the future, could have an adverse effect on our business, financial condition and results of operations.

On October 16, 2023, the Commerce Department’s Bureau of Industry and Security, or BIS, issued an interim final rule, “Implementation of Additional Export Controls: Certain Advanced Computing Items; Supercomputer and Semiconductor End Use; Updates and Corrections”. BIS sought comments in relation to “infrastructure as a service”, or IaaS, to address access by Chinese customers to IaaS to develop dual-use AI foundation models with potential capabilities of concern. Any future rulemaking in this area may restrict or limit our access to AI capabilities of our existing cloud service providers and negatively impact our business, financial condition and results of operations.

Recently, there have been changes in international trade and investment policies due to rising geopolitical tensions, particularly between the U.S. and China, but also as a result of the war in Ukraine and sanctions on Russia. This could be further aggravated by instability of the Middle East. The cost of importing and/or exporting products, technology and/or software to or from any major markets in which our suppliers and/or customers operate will increase as a result of the implementation of any major tariffs, legislation and/or regulations or regional conflicts or instability, or if existing trade agreements are renegotiated or, in particular, if any foreign government takes retaliatory trade actions due to trade tension between such government and China. Moreover, any political or trade controversies between the United States or any other major global economy and China, or any proposed or new legislation, executive orders or administrative rule making affecting China, whether or not directly related to us or our business and whether or not materialized, could have a material adverse effect on our business operations, results of operations and growth prospects.

These uncertainties entail risks may materially and adversely affect our business and prospects, and/or your investments in our shares. In September 2021, three United States senators and other commentators expressed concern about our alleged failure to protect U.S. consumers’ data, and some have urged the U.S. government to take actions against us, including adding us to the Non-SDN Chinese Military-Industrial Complex Company List, or the NS-CMIC List. If we were to be added to the NS-CMIC List, U.S. persons would be prohibited from purchasing or otherwise dealing in our publicly traded securities. This could affect the liquidity of our securities and could result in the delisting of the ADSs from U.S. markets. Similarly, United States, the European Union and other jurisdictions maintain other similar lists for purposes of economic sanctions and export control, such as the Entity List administered by BIS. If we were to be added to any of the foregoing lists or targeted by similar programs, our business and prospects, and/or your investments in our shares, may be materially and adversely affected.

These various types of actions or government policies, and any further changes in export controls, sanctions or other international trade restrictions, even if merely proposed or threatened, may cause investors to be unwilling to hold or buy our ADSs and Class A ordinary shares and consequently lead to decrease of the liquidity of our shares and cause the trading price of our ADSs and Class A ordinary shares to decline, and any unfavorable changes could have a material adverse impact on us, our customers or suppliers, or the industries in which we operate.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. The past decades have seen the progressive legislation by the PRC government designed to enhance the protections afforded to various forms of foreign investments in China. However, because certain laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties.

Furthermore, the PRC legal system is based in part on government policies and China is geographically large and divided into various provinces and municipalities. Therefore, different regulations and policies may have different and varying applications and interpretations in different parts of China, and it is possible that we may not be aware in a timely manner that we have been identified to be in violation of these policies and rules until sometime after the occurrence of the violation. In addition, certain administrative and court proceedings in China may result in substantial costs and diversion of resources and management attention.

PRC government has complex regulatory requirements on the conduct of our business and it has recently promulgated certain regulations and rules to exert more oversight over offerings that are conducted overseas and/ or foreign investment in China-based issuers. Such action could significantly limit or hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.

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

On July 14, 2006, the Supreme People’s Court of the PRC and Hong Kong entered into the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region Pursuant to Choice of Court Agreements between Parties Concerned (the “2006 Arrangement”). Under the 2006 Arrangement, where any designated PRC court or any designated Hong Kong court has made an enforceable final judgment requiring payment of money in a civil or commercial case under a choice of court agreement in writing, any party concerned may apply to the relevant PRC court or Hong Kong court for recognition and enforcement of the judgment. On January 18, 2019, the Supreme People’s Court and Hong Kong entered into the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region (the “2019 Arrangement”), which seeks to establish a mechanism with greater clarity and certainty for recognition and enforcement of judgments in a wider range of civil and commercial matters between Hong Kong and the PRC. The 2019 Arrangement discontinued the requirement for a choice of court agreement for bilateral recognition and enforcement. The 2006 Arrangement was superseded upon the effectiveness of the 2019 Arrangement on January 29, 2024 but remains applicable to a choice of court agreement in writing entered into before the effective date of the 2019 Arrangement. However, we cannot assure you that all final judgments will be recognized and effectively enforced by the relevant PRC court.

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

Our PRC subsidiaries are subject to the PRC corporate income tax at a standard rate of 25% on their taxable income, while in 2021, 2022 and 2023, preferential tax treatment was available to Tuya Information, one of our PRC subsidiaries. Tuya Information was qualified as a “High-tech Enterprise” and was entitled to enjoy a 15% beneficial tax rate for the year ended December 31, 2023. We cannot assure you that the PRC policies on preferential tax treatments will not change or that the current preferential tax treatments we enjoy or will be entitled to enjoy will not be canceled. Moreover, we cannot assure you that our PRC subsidiaries will be able to renew the same preferential tax treatments upon expiration. If any such change, cancellation or discontinuation of preferential tax treatment occurs, the relevant PRC subsidiaries will be subject to the PRC enterprise income tax (the “EIT”) at a rate of 25% on taxable income. As a result, the increase in our tax charge could materially and adversely affect our results of operations.

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

Among others, SAFE Circular 28 relaxes prior restrictions and allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations.

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

Governmental control of currency conversion may affect the value of your investment.

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

On July 6, 2021, the relevant PRC governments promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities (the “Opinions”), which among others provide that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. As a follow-up, on February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and relevant supporting guidelines, collectively, the New Overseas Listing Rules, setting out new filing procedures for China-based companies seeking direct or indirect listings and offerings in overseas markets, which came into force on March 31, 2023. The New Overseas Listing Rules are applicable to PRC domestic companies that seek to offer and list securities in overseas markets, either through direct or indirect means. If an issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer shall be deemed as an indirect overseas offering subject to the filing procedures set forth under the New Overseas Listing Rules: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year are derived from PRC domestic companies; and (ii) the issuer’s business activities are substantially conducted in mainland China, or its principal place(s) of business are located in mainland China, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in mainland China. Pursuant to the New Overseas Listing Rules, an issuer listed in an overseas market that contemplates any follow-on offering in the same overseas market where it has previously offered and listed securities should, through its major operating entity incorporated in the PRC, file the required materials with the CSRC within three business days after the completion of such follow-on offering. Furthermore, according to the New Overseas Listing Rules, after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report to the CSRC within three business days after the occurrence and public disclosure of certain material events, including (i) a change of control, (ii) investigations of or sanctions imposed on the issuer by overseas securities regulatory agencies or other relevant competent authorities, (iii) changes of listing status or transfers of the listing segment, (iv) a voluntary or mandatory delisting and (v) a material change in its main business operation, as a result of which that issuer is no longer subject to the filing requirements under the New Overseas Listing Rules. The New Overseas Listing Rules provide that in the event of any breach, including any failure to fulfill the filing procedure, or any offering and listing of securities in an overseas market in violation of the measures, the CSRC will order such domestic company to rectify, issue warnings to such domestic company, and impose a fine between RMB1 million and RMB10 million. Fines and warnings will be imposed on persons-in-charge and other persons who are directly liable. In addition, fines will also be imposed on controlling shareholders and actual controllers of the domestic company who initiate or cause the aforesaid non-compliance activities. As these measures and rules are relatively new, it remains uncertain as to their implementation. We may not be able to obtain approval or complete the required filing for any future offshore securities offering, and it is uncertain how long it will take us to obtain such approval or complete such filing, or if we can obtain any waiver of aforesaid requirements if and when procedures are established to obtain such waiver. Any failure to obtain or delay in obtaining such approval or completing such filing for any future offshore securities offering, or a rescission of any such approval obtained by us, could subject us to sanctions by the CSRC, the CAC or other PRC regulatory agencies for failure to seek approval or other governmental authorization or complete the necessary filing for any future offshore securities offering. In any such event, these regulatory authorities may also impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from any future offshore securities offering into the PRC or take other actions that could adversely affect our business, operating results and financial condition, as well as our ability to complete any future offshore securities offering. The CSRC, the CAC or any other PRC government authorities may also take actions requiring us, or making it advisable for us, to halt any future offshore securities offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect the trading price of our ADSs and Class A ordinary shares.

Certain PRC regulations may affect our ability to pursue growth through acquisitions.

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

In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCAA, in December 2020. Trading in our securities on U.S. markets, including the NYSE, will be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm, for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2023 after we file this annual report.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections. The PCAOB is required under the HFCAA to make its determination on an annual basis in regard to its ability to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities.

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

Our company is controlled through weighted voting rights. Each Class A ordinary share carries only one tenth (1/10) of the voting rights of each Class B ordinary share under our current memorandum and articles of association (except as required by applicable law, rules and regulations and in relation to certain reserved matters). As of April 10, 2024, there were 574,592,599 issued and outstanding ordinary shares, consisting of 504,387,299 Class A ordinary shares (including 5,433,895 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our 2015 Plan and 9,578,811 Class A ordinary shares represented by ADSs that have been repurchased by us from the open market) and 70,205,300 Class B ordinary shares. Mr. Xueji Wang and Mr. Liaohan Chen beneficially owned 72,194,700 Class A ordinary shares and 70,205,300 Class B ordinary shares, representing approximately 65.0% of the voting rights in our company with respect to shareholder resolutions relating to matters other than certain reserved matters, on the basis that Class A ordinary shares entitle shareholders to one vote per share and Class B ordinary shares entitle shareholders to 10 votes per share. As a result, Mr. Wang and Mr. Chen have significant influence over management and affairs of our company and over all matters requiring shareholder approval, including the election of directors (excluding the appointment, election or removal of any independent non-executive director) and significant corporate transactions, such as a mergers, consolidations, liquidations and the sale of all or substantially all of our assets, and other significant corporate actions. In addition, the issuance of the Class A ordinary shares, including future stock-based acquisition transactions and employee equity incentive programs, could prolong the duration of the ownership of Mr. Wang and Mr. Chen of our voting power and their ability to determine the outcome of most matters submitted to a vote of our shareholders. This concentrated control limits or severely restricts our shareholders’ ability to influence corporate matters, and therefore we may take actions that our shareholders do not view as beneficial. As a result, the market price of our ADSs or Class A ordinary shares could be adversely affected. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial, and may also discourage, delay, or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs or Class A ordinary shares.

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

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. Any such class action suit could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. In addition, any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. Furthermore, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

If we were deemed to be an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, results of operations and financial condition.

We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. Under Section 3(a)(1) of the Investment Company Act, an entity generally will be deemed to be an “investment company” for purposes of the Investment Company Act if, absent an applicable exemption: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (b) it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire securities (other than U.S. government securities, securities issued by employees’ securities companies and securities issued by qualifying majority-owned subsidiaries of such entity) having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We believe that we are, and hold ourselves out as being, engaged primarily in the business of IoT related product and service offerings, including PaaS and SaaS (such as Industry SaaS, Cloud-based software Value-added Services), based on a purpose-built cloud development platform, as well as smart solutions for IoT devices and not in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that the Company is what is frequently referred to as an “orthodox” investment company as defined in the Investment Company Act and described in clause (a) in the preceding paragraph. Furthermore, on an unconsolidated basis, at least 60% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items) consists of direct equity interests in and/or loans to its direct or indirect qualifying majority-owned subsidiaries. We believe these subsidiaries are each qualifying majority-owned subsidiaries for purposes of the test described in clause (a) in the preceding paragraph, because such subsidiaries are primarily engaged in the business of providing internet-of-things products and services, and are either (i) not investment companies under the 40% test described in clause (b) in the preceding paragraph, because each such subsidiary does not hold securities (other than U.S. government securities, securities issued by employees’ securities companies and securities issued by qualifying majority owned subsidiaries of such entity) having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis or (ii) not investment companies under exemptions under the Investment Company Act, such as for companies that are not primarily engaged in investing in securities.

The need to comply with Section 3(a)(1), or exemptions, under the Investment Company Act may cause us to restrict our business and subsidiaries with respect to how we invest excess cash pending use in our business. In addition, if we no longer meet the requirements of Section 3(a)(1), and no other exemption is available to us, we may take other actions in order to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act. This may include adjusting our cash management assets, which may result in lower rates of returns, and/or liquidating all or a portion of our investment securities (including potentially short- and/or long-term bank time deposits), including on unfavorable terms, and holding such amounts in cash, and/or acquiring assets or businesses that could change the nature of our business or potentially taking other actions that may be viewed as adverse to the holders of our ADS or ordinary shares, in order to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act.

If anything were to happen which would cause the Company to be deemed to be an investment company under the Investment Company Act, we may lose our ability to raise money in the U.S. capital markets and from U.S. lenders, and additional restrictions under the Investment Company Act could apply to us, all of which could make it impractical for us to continue our business as currently conducted. This would materially and adversely affect the value of our ADS or ordinary shares and our ability to pay dividends in respect of our ADS or ordinary shares.

We were likely a passive foreign investment company (a “PFIC”) for 2023 and there is a significant risk that we will be a PFIC for 2024 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences.

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill and other intangible assets are active under the PFIC rules to the extent attributable to activities that produce active income.

We hold a substantial amount of cash and financial investments, and while that continues to be the case our PFIC status for any taxable year may depend on the average value of our goodwill and other intangible assets. We have not obtained any valuation of our goodwill or other assets. However, the value of our goodwilland other intangible assets for any taxable year may be determined, in large part, by reference to our average market capitalization, which has declined substantially since our initial public offering. If the value of our goodwill for 2023 is determined by reference to our average market capitalization for 2023, then we were likely a PFIC for our 2023 taxable year. In light of our declined market capitalization, there is a significant risk that we will also be a PFIC for 2024, and possibly future taxable years, if the value of our assets were to be determined by reference to our market capitalization. Moreover, it is not entirely clear how the contractual arrangements between us and the VIE will be treated for purposes of the PFIC rules, and we may be a PFIC for any taxable year if the VIE is not treated as owned by us for these purposes. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. For these reasons, we cannot express an expectation as to our PFIC status for 2024 or any future taxable year. U.S. holders of our ADSs or Class A ordinary shares should consult their tax advisers regarding our PFIC status for 2023 and any other taxable year.

If we are a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or Class A ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and certain reporting requirements. This will generally continue to be the case even if we ceased to be a PFIC in a later taxable year, unless certain elections are made. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

ITEM 4.     INFORMATION ON THE COMPANY

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

4.B.Business Overview

A REVIEW OF 2023

2023 marked a key year for Tuya with significant strategic adjustments and transformations. We confirmed the success of our strategies focused on key customers and product enhancement. The close integration of these strategies significantly improved our business and operational performance.

After a severe industry downturn, our revenue grew by 10.5% year-over-year to US$230 million, with a remarkable increase of approximately 35.7% and 42.2% in the third and fourth quarters, respectively. In the meantime, the competitive landscape has shifted, with many competitors exiting after two years of macroeconomic and industry downturns, particularly some major companies’ IoT businesses were disconnected due to low competitiveness and efficiency. More leading brands are now willing to use third-party IoT platforms to enhance efficiency, profitability, and cost-effectiveness. This shift presents us with an opportunity, as we now have stronger global influence and competitiveness than two years ago, leading to new collaborations with top-tier customers. Additionally, our overall gross margin steadily improved, reaching a historic quarterly high of 47.3% in the fourth quarter of 2023.

This year, we achieved our first annual non-GAAP breakeven, with profits of approximately US$20.4 million and operational net cash flow of about $36.4 million. The turnaround in non-GAAP net profit and the increase in net operating cash flow indicate stronger daily operations and improved operational efficiency due to our strategies.

Recognizing the need to deliver greater value to our customers, we implemented a product enhancement strategy, offering more valuable and competitive software and smart device products.

For selected smart device categories with complex and high-value potential, we have developed capabilities beyond the scope of IoT, such as advanced algorithms related to navigation, streaming capabilities, and gateway software protocols, integrating them into smart devices as comprehensive products. Our complete smart solutions help enterprise customers quickly deploy tailored devices to competitively expand their market share. For example, cross-sector international conglomerates, SaaS services providers or system integrators use these smart solutions for easier and faster market entry, which drives ongoing software revenue growth. Consequently, our smart device distribution segment’s gross margin effectively grew from 11.6% in 2022 to 25.5% in 2023, thanks to contributions from smart solutions.

Our Cube smart private cloud product has gained strong acceptance among global giants, helping them build their own intelligent business. In 2023, we completed several benchmark projects that were well-received by customers, generating substantial software revenue. Starting in the Southeast Asia region, Cube has helped large conglomerates establish their own smart businesses, solidifying our customer base and influence among influential local groups, such as large integrated conglomerates, telecommunications operators, and leading real estate groups. Cube has also started to make progress in Europe and Latin America, fostering further cooperation in smart business between these major groups, professional giants, and Tuya, and enhancing our public cloud-based IoT developer business ecosystem.

These achievements are the result of our resolute and effective adjustments in business and operational strategies over the past two years, coupled with our team’s hard work. Throughout our development journey, from device intelligence in the early stages, to spatial intelligence around 2020, and now providing complete smart business solutions to global giants, we have refined our offerings, as evidenced by our successful 2023 financial results. Moving forward, we remain committed to our mission of “building an IoT developer ecosystem and enabling everything to be smart.”

OVERVIEW

We have pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including Platform-as-a-Service (“PaaS”), Software-as-a-Service (“Saas”) and smart solutions for IoT devices. Through our IoT cloud development platform, we deliver a variety of offerings. Our IoT PaaS offering enables businesses, including original equipment manufacturers (“OEMs”) and brands, and developers to develop, launch, manage and monetize software-enabled smart devices and services. Our SaaS offering includes Industry SaaS that enables businesses to deploy, connect, and manage large numbers and different types of smart devices in different vertical scenarios, Cloud-based Software Value-added Services that provide end users with additional smart scenario features such as cloud storage, and Cube Smart Private Cloud Solution that enables large-scale conglomerates to build their own autonomous and controllable IoT platforms. We also offer businesses, developers and end users a diverse range of other cloud-based value-added services to improve their ability to develop and manage IoT experiences. Additionally, we offer smart solutions for IoT devices in which we provide customers with smart devices that integrated intelligent software capabilities beyond IoT. Through our IoT cloud development platform, we have enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

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

Our offerings enable customers across a broad range of industry verticals, such as smart home, smart business, renewable energy, education, agriculture, outdoors and sport, and entertainment. We have cultivated a large and diversified customer base, primarily including brands, OEMs, industry operators and system integrators. Starting from the end of 2021, we have been strategically optimizing our customer base to focus more on key account enterprises. In 2023, we served approximately 6,100 customers and our IoT platform empowered approximately 3,800 brands to develop their smart devices, including leading brands and enterprises such as Calex, Philips, Schneider Electric, Sharp, ABB, SCG and Haier NAHUI. Our IoT PaaS currently enables businesses and developers across over 200 countries and regions globally to develop smart devices in approximately 2,900 categories. We have established a large and active community of approximately 993,000 registered IoT device and software developers as of December 31, 2023.

In the past, our business has scaled rapidly by leveraging our strong software and robust platform-based delivery capabilities. However, in the second half of 2021, the global consumer electronics sector started to experience a significant and growing supply-demand mismatch, a situation where the supply of the products available exceeds the demand, resulting in a high level of inventory of manufacturers and distributors. As a result, our customers, who are mostly consumer electronics brands and OEMs, were negatively impacted, as were our own business operations. Since 2022, the ongoing inflationary pressures and global events such as the Russia-Ukraine conflict and the energy shortage have further aggravated these issues. We, for the first time since our inception, experienced a decrease in our annual revenue in 2022. Amid the high global inflation, the entire industry has entered a destocking cycle. In 2023, we continued to observe a moderately declining yet persisting overall inflation, and we expect that it will continue affecting the discretionary consumer electronics spending. In addition, we have seen industry-wide efforts to normalize downstream inventory, and implemented strategic initiatives that align with these efforts. As a result, we restored annual revenue growth in 2023. See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Discussion of Results of Operations. Looking ahead, on the supply chain front, we expect downstream inventory levels to be normalizing ongoingly, providing downstream smart device manufacturers, brands, and retail channels with greater flexibility and resilience to adapt their operational and procurement plans as necessary. This, in turn, will revitalize their investment in smart business. Overall, discretionary consumer electronic spending alongside enterprise procurement is expected to prioritize cost-effectiveness, reflecting a balanced approach widely adopted in the current economic climate.

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

However, for brands and OEMs, building software capabilities from scratch is both costly and time-consuming, causing many of their IoT ventures to be unsuccessful. While a limited number of leading brands have built their own IoT solutions, these solutions often are restricted to their own products, or products of their selected business partners, and the vast majority of brands and OEMs globally simply do not have the capital and technology expertise necessary to develop and deploy software across millions of devices, according to CIC. Brands, OEMs and developers face a number of challenges in delivering software-enabled IoT offerings, such as (i) lack of development talent and capabilities, (ii) high cost and complexity to develop platforms, tools and applications, (iii) long development cycles, (iv) lack of standardized, easy-to-use software infrastructure and tools for developers and (v) inconsistent user experience caused by the fragmented market due to the variety of IoT device categories and products across the brands and regions. These significant challenges can affect the end user experience and create the need for a third-party IoT platform that takes care of the complexities of developing, launching, supporting and growing IoT software and unifying the IoT standards among fragmentation, so businesses and developers can leverage full-stack infrastructure and tools to develop devices and software applications with ease.

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

Based upon our Tuya IoT cloud infrastructure capabilities, we offer the following major products and services:

●	IoT PaaS. IoT PaaS provides brands and OEMs with a common software infrastructure and ready-to-use software and development tools that they need to develop, manage and upgrade smart devices. IoT PaaS combines cloud-based connectivity and basic IoT services, edge capabilities, app development and device optimization solutions, which we believe are the most fundamental elements of enabling a product with IoT. Our platform allows customers to simultaneously work with multiple public cloud solutions, such as Amazon Web Services, Microsoft Azure and Tencent Cloud, as well as their private cloud infrastructures, with the flexibility to switch among them if needed. Our IoT PaaS transforms traditional products into IoT-enabled products with computing, storage and networking capabilities on the “edge,” laying the foundation for a low code or no code development environment. We also provide a suite of developer tools and cloud-based services for customers to personalize or develop IoT applications that connect to our IoT cloud development platform and manage their smart devices for a variety of use cases.

●	Industry SaaS. We offer Industry SaaS, vertical-focused software solutions for different industry verticals. Businesses, such as hotel operators or property managers, leverage our SaaS solutions to intelligently manage their operations based on connected smart devices, thereby creating more smart scenes, improving user experiences and operating efficiency and optimizing costs. Our SaaS offerings are fully integrated with our IoT cloud infrastructure, device management apps and user apps, for customers to use in a plug-and-play manner.
●	Cloud-based Software Value-added Services and Others. We have started to roll out a variety of services both to business customers and directly to the end users of Tuya-powered smart devices. We offer AI-powered virtual assistants to business customers. We also offer a variety of cloud-based services directly to end users, including push messaging, cloud storage and content services, among others.

OUR PRODUCTS AND SERVICES

We offer our products and services to all key IoT stakeholders. We set out to offer IoT PaaS to customers developing smart devices, including brands and their contracted OEMs. Over time, we have extended our offerings to those who use smart devices. We offer SaaS including Industry SaaS that enables businesses to deploy, connect, and manage large numbers and different types of smart devices in different vertical scenarios, Cloud-based Software Value-added Services that provide end users with additional smart scenario features, such as cloud storage, and Cube Smart Private Cloud Solution that enables large-scale enterprise customers to build their own autonomous and controllable IoT platforms. We also offer businesses, developers and end users a diverse range of other cloud-based value-added services to improve their ability to develop and manage IoT experiences. Additionally, we offer smart solutions for IoT devices in which we provide customers with smart devices that integrated intelligent software capabilities beyond IoT.

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

●	IoT edge capabilities. To become “smart,” a device must have key capabilities such as connectivity, storage and data processing, which we call “edge” capabilities, embedded in modules installed on the device. Our IoT PaaS offers a library of edge capabilities for customers to choose from, as well as visualized, simple tools and dashboards for them to quickly find what they need. Our IoT PaaS currently supports all mainstream wireless technologies, including Wi-Fi, Bluetooth, ZigBee, Thread, Matter and other IoT edge capabilities.

The below screenshot illustrates the interface through which developers can leverage IoT PaaS to embed edge capabilities.

The edge capabilities we offer are all pre-coded and ready-to-use, giving customers shorter time-to-market than writing the codes from scratch.

●	App development. An easy-to-use app is key to a superior IoT experience. We offer “white label” apps with minimal modification required to give customers the shortest time-to-market. This “one-app-for-all” approach enables end users to manage multiple devices, even those from different brands and categories, using one app only. Our customers may choose to engage us to design tailor-made apps or, in many more cases, customize the apps themselves or through third-party developers with development tools that we offer.

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

As one of our core long-term strategies, we continued our innovation of Cube in 2023. We expanded and refined our product matrix, improved delivery efficiency, reduced operational costs for our clients and expanded AI capabilities while fostering deeper collaborations with global conglomerates. The introduction of the Cube, Cube Lite and Cube Edge product matrices in 2023 further diversified the applicability of Cube across different scenarios. These launches provided our customers with a wider range of choices, tailored to the specific requirements of vertical industries and enterprises of different sizes. By optimizing the overall efficiency of product delivery and operational costs, we were able to reduce costs for our clients. In addition, by enhancing our AI capabilities, we provided our clients with more intelligent and efficient vertical solutions, enabling them to address increasingly complex business challenges. In 2023, our efforts were validated by winning orders from several globally renowned clients, including a leading telecom group in Malaysia, a top-tier telecom operator in Thailand and a century-old shipbuilding company in Germany, as well as conglomerates in Vietnam, South Korea and India. We will continue to use Cube to win long-term collaboration opportunities with large global key accounts.

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

In addition to our traditional smart device distribution, we implemented a product enhancement strategy in 2023, aiming to deliver products equipped with advanced hardware and software and offer enhanced value propositions to our customers. Under this strategy, we offer smart solutions for IoT devices, which target selected sophisticated and high-value potential smart device categories, to our customers such as brands and telecom operators. Our smart solutions enable these customers to benefit from smart devices with more self-developed, integrated smart software capabilities beyond IoT. These include advanced algorithms for mapping, streaming media, and software protocols for gateways, among others. Leveraging refined software and hardware, we empower our customers to expand their market share while amplifying our revenue streams with improved gross margins. As a result, the gross margin for our smart device distribution business increased from 11.6% in 2022 to 25.5% in 2023.

In addition, we provide customers with the access to Tuya Expo, a dedicated business-to-business (B2B) platform connecting brands globally with an extensive network of OEMs. Currently, only a de minimis portion of our revenue is derived from Tuya Expo. Furthermore, we have selected smart devices that we think are best functionally compatible with various smart business scenes from our smart device ecosystem and combined them into a series of smart device catalogs to better match our Industry SaaS. We provide these smart device lists to our Industry SaaS customers, including system integrators, industry operators and service providers, to help them land their projects more quickly, easily and efficiently.

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

For End Users Using Smart Devices

Since inception, we have allowed end users to connect to our IoT cloud platform to access a variety of basic cloud-based services, such as receiving app updates, for free. We also give end users the option to pay a fee to access a curated suite of Cloud-based Software Value-added Services:

●	Push messaging – sends users SMS text messages when a specific event (e.g., fire alarm going off) happens;

●	Content – a library of digital content that enhances users’ IoT experience, such as music, podcasts and even a bedtime story that users can ask their Tuya-powered virtual assistant to tell for their kids; and
●	Others – various other cloud-based value-added services, such as stream media and cloud storage, among others.

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

●	Things Technology Platform (“TTP”) is the technology that enables real-time, closed-loop data exchanges between the cloud and the physical smart devices throughout their life cycle, thus improving the efficiency of IoT deployment. By integrating all types of data points and functions from hundreds of thousands of consumer smart devices, TTP generates a consistent and standardized “Things Model,” which allows developers to further customize it based on specific use cases. Our platform provides customers with a suite of solutions so they can have all the necessary features in their product development without switching to a different platform. Furthermore, TTP connects, authorizes, authenticates and manages IoT devices, enabling stable and precise connections and interactions across various devices with different functions, attributes, models and manufacturers.

Our TTP consists of the following components:

o	IoT Edge features edge computing capabilities that bring computation to the edge. IoT devices can spend less time communicating with the cloud, react more quickly to local changes and operate more securely and reliably;
o	IoT Core is the core ability to connect, authorize, authenticate and manage digital twins devices;

o	Things Model creates virtual representations of physical smart devices that enable analysis of data and monitoring of systems to prevent downtime, test new devices by using simulations and troubleshoot problems even before they occur;
o	Event Hubs provides a unified streaming platform with time retention buffer, decoupling event producers from event consumers;
o	Over-the-air Engine, or OTA Engine, provides unified OTA strategy and data analysis, predicts when devices need upgrades, reduces device OTA risks, and optimizes device usage activities; and
o	Virtualized Device Computing enhances a smart device’s hardware capabilities from the cloud platform by managing device access and scenes control through the edge of the network.
●	Application Enabling Platform (“AEP”) provides brands, OEMs and developers with a one-stop shop of IoT cloud capabilities that they can use to add, customize or integrate functionality in a development environment that is “low-code” or even “no-code,” meaning that those IoT cloud capabilities are ready-to-use by developers so that they do not have to write the codes from scratch. More specifically, AEP enables us to modularize the underlying functionalities and capabilities of its TTP, and visualize such functionalities and capabilities as icons and buttons on the development platform’s operating interface. This allows customers to easily understand, select, drag and drop the desired functionalities for their smart devices in the development process even with little or no programming expertise. Leveraging our AEP, customers may reduce the time for developing devices or functionalities from months to days. In addition, our AEP is also equipped with device testing tools for manufacturing purposes, allowing customers to shorten the production-to-delivery cycle and achieve mass production for the smart devices within weeks. Our AEP delivers significant development efficiency.

AEP includes Tuya Platform Applications and Developer Kits that allow us to deliver IoT PaaS, Industry SaaS and other value-added services.

o	Developer Kits allow developers to integrate tailored-made IoT capabilities through a variety of APIs, SDKs and low-code development accelerators that allow developers to add, customize, or integrate systems and functionality based on specific requirements and needs.
o	Tuya Platform Applications combine a no-code development platform, an IoT data analysis platform and an IoT industry solution studio to provide full platform-based business service capabilities.
●	Business Technology Platform (BTP) is the competency center that provides the technology foundation to the upper layer of our Tuya IoT Cloud infrastructure in the form of modular micro-services. It brings together a suite of service modules, such as big data computing, AI algorithm service and IoT device management, that work together to optimize customer experience.

We have deployed six data centers hosted worldwide, including in China, the United States, Europe and India.

RESEARCH & DEVELOPMENT

Our leadership is built by our teams who are passionate about IoT. As of December 31, 2023, we had 1,047 research and development employees, representing approximately 71.5% of total employees. Our research and development team primarily consists of technology and platform development engineers responsible for (i) developing and iterating proprietary IoT technologies (e.g., TTP and AEP) and implementing enhancements and upgrades to our IoT cloud development platform; (ii) developing and upgrading our products, including IoT PaaS, Cube and Industry SaaS software solutions; and (iii) optimizing our internal operational systems and technologies. Our research and development team members have on average 9.8 years of experience across a significant number of different subject areas such as IoT, industry design, cloud computing, AI and machine learning.

In 2023, our research and development initiatives yielded advancements in following technological innovation and product development:

●	AIGC Integration: we actively pursued the research and implementation of AIGC technology to enhance the interactive experiences of IoT devices. For instance, leveraging AI-enhanced voice control systems, we improved user interaction with smart home devices. In addition, we also utilized AIGC technology to improve our daily operations.
●	Energy Management Application: we developed an integrated energy saving mini-program that supports new energy products such as solar photovoltaic panels, energy storage batteries and smart home devices. It can visualize and manage in real-time the entire energy flow from solar power generation, storage, distribution and consumption, allowing for the optimization of energy usage strategies.
●	IoT Development Platform Optimization: we are dedicated to enhancing the core values of PaaS 2.0, which include full-category interconnectivity, seamless interoperability, rigorous security standards, independent and manageable development processes, and distinct product differentiation. Our efforts have been focused on refining the developer experience, significantly improving both usability and operational efficiency, further granting developers greater independence from the need for direct support from Tuya. In line with this, we have unified and restructured our official website, developer platform, developer site, and developer documentation center. In addition, we launched a vibrant new developer forum at “www.tuyaos.com”, that serves as a dynamic hub with extensive resources and collaborative spaces for developers to exchange ideas, solve challenges, and unleash their creative potential.

Our IoT cloud development platform and proprietary cutting-edge IoT technologies have been developed in-house. We have invested substantially in research and development and we expect to continue to devote significant resources to research and development activities and incur a substantial amount of research and development expenses to enhance our competitive edge. In 2021, 2022 and 2023, we incurred research and development expenses of US$174.3 million, US$144.9 million and US$102.3 million, representing 57.7%, 69.6% and 44.5% of our total revenue for the same years, respectively. These investments have continued to result in the launch of innovative products that have helped us attract new customers and increase sales our existing customers.

BRANDS WE SERVE

Our growth strategies are tailored around the brands we serve and their contracted OEMs. For leading brands and their OEMs in target categories and those with large demands in our products, we are focused on providing bespoke support and services by, for example, offering free trials of product enhancements and new features and functionality. In 2023, our IoT PaaS empowered a total of approximately 3,800 brands to develop smart devices.

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

OUR CUSTOMERS

We define our customers as entities from whom we generate revenues for the products and services we provide. We had approximately 6,100 customers in 2023, primarily including brands, OEMs, industry operators and system integrators. Starting from the end of 2021, we have been strategically optimizing our customer base, to focus on key account enterprises. In 2023, our IoT PaaS empowered approximately 3,800 brands to develop their smart devices, including leading brands and enterprises such as Calex, Philips, Schneider Electric, Sharp, ABB, SCG and Haier NAHUI. As we have cultivated a large and diversified customer base across different industry verticals, we believe that none of our customers is material to our total revenue. We provide online customer support services and tools for our customers to submit customer complaints and service requests anytime and anywhere.

We use the dollar-based net expansion rate for IoT PaaS as a useful indicator of our customers’ loyalty and tendency to expand their usage of our platform over time. For the trailing 12-month period ended December 31, 2021, the dollar-based net expansion rate for IoT PaaS was 153%, demonstrating the strong value proposition provided to our customers and the thriving ecosystem with network effects of our powerful IoT development platform. However, the dollar-based expansion rate for IoT PaaS experienced a decline in 2022 due to significant events that had adversely affected the global economy, including (i) shipping disruptions in late 2021 that delayed product deliveries and affected holiday sales; (ii) persistent inflation that dampened consumer sentiment; and (iii) supply-demand mismatch that led to an excess of inventory for downstream enterprises. As a result, our revenue declined for the first time in 2022 despite our stable relationship with our core customers. The dollar-based net expansion rate of IoT PaaS declined from 122% as of March 31, 2022, to 84% as of June 30, 2022, then to 63% as of September 30, 2022 and further to 51% as of December 31, 2022. During the first half of 2023, downstream enterprises remained cautious in their purchasing decisions, primarily due to continued inventory backlog pressure in downstream supply chain. Additionally, persistent global inflation continued to impact consumer sentiment, resulting in subdued discretionary spending on consumer electronics in many regions. As a result, the dollar-based net expansion rate for IoT PaaS further declined to 49% as of March 31, 2023 then improved to 58% as of June 30, 2023. In the second half of 2023, with the easing of the downstream inventory backlog and the gradual recovery of the global economy, coupled with the effective customer-focus and product enhancement strategies we adopted to navigate through the macroeconomic headwinds, the dollar-based net expansion rate for IoT PaaS improved to 78% as of September 30, 2023 and further improved to 103% as of December 31, 2023.

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

We are committed to nurturing our developer community and have taken initiatives to boost developer engagement. By the fourth quarter of 2023, our registered developer base had grown to nearly 993,000. Our TuyaOS low-code development framework currently supports over 280 types, covering all protocols and categories within the Tuya platform. Additionally, we have created nearly 1,000 development documents, and our developer forum has amassed more than 8,500 technical support posts. Our development tools have also evolved to support more self-service operations, further solidifying the foundation for expanding the developer community.

INTELLECTUAL PROPERTY

We rely on a combination of patent, copyright, trade secret and trademark laws as well as contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements. We also maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. As of April 10, 2024, we had registered 616 patents, 1,259 trademarks, 159 copyrights and 124 domain names in China and overseas. We have registered “Tuya” and “Powered by Tuya” as trademarks.

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

●	Data Security Policies: we have published the Information Security Management Manual based on an industry-recognized information security management framework. Our Policy of Handling Individual Privacy Rights aims to address privacy-related requirements outlined by multiple data privacy laws and regulations about individual privacy requests, the internal process and responsible departments for responding to different types of data requests. Our Information Classification & Handling Policy has been developed to classify all information created, collected, processed and/or disseminated within the organization into different levels of sensitivity and criticality. Our Data Backup Policy requires mandatory electronic backup, so that data and application programs can be restored when an incident impacting the integrity of such data occurs. In addition, we have adopted the Tuya Incident and Data Breach Response Plan, which provides a well-defined, organized approach for handling any potential threat to servers and data, as well as taking appropriate action when the data breach concerns personal information.
●	Cloud Service Security Policies: we have published the Management Process of Access to Information Systems and Surveillance of Use with the goal of strengthening the surveillance and control of access to our cloud information systems and to manage the security monitoring and log reviews within the infrastructure. Our Change Management Security Policy sets forth necessary processes to internally review and approve of potential changes before execution. Our Data Retention Policy aims to provide clear understandings of our roles and responsibilities for data retention and processing, and to regulate such retention, use and deletion of data collected and processed by us.
●	Access Control Management Policies: we have designed Access Control Policies, which outline the categories of access to system platforms, application, machines and the alignment of personnel functionality accordingly, in an effort to achieve effective access control and to ensure information security integrity and confidentiality. We have also developed Management Process of Secure Areas to help us maintain the security of physical access to our facilities and offices by establishing effective perimeters and safeguard measures, which is an integral part of ensuring the integrity, security and confidentiality of data.

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

We have completed information security, privacy and compliance certifications/validations with the consultation of various global agencies, and now serve as a reliable IoT platform with comprehensive certificates. We have obtained the ISO 27001 Information Security Management System Certificate, ISO 27017 Certificate for Information Security of Cloud Services and ISO 27701 Certificate for Protection of Personally Identifiable Information and are fully committed to complying with the GDPR and CCPA. We have also worked with top privacy compliance and cybersecurity firms, such as TrustArc, ioXt Alliance and Palo Alto Networks, for privacy management and penetration testing.

As of the date of this annual report, we have not received any material claim from any third party against us on the ground of infringement of such party’s right to data protection as provided by the Civil Code of the PRC or any applicable laws and regulations in other jurisdictions, and we have not experienced any material data loss or breach incidents.

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

Embracing Diversity and Building a Healthy Workplace

We will continue to prioritize achieving diversity within our organization and equal and respectful treatment of all of our employees in their hiring, training, wellness and professional and personal development. In particular, we recognize and embrace the benefits of having a gender-diverse board as an essential element in maintaining our company’s competitive advantage and enhancing our ability to attract, retain and motivate employees from the widest possible pool of available talent. We are committed to taking a proactive approach in recruiting female directors and aligning directors’ diverse competencies and perspectives with the company’s strategy. While maximizing equal career opportunity for everyone, we will also continue to promote work-life balance and create a happy culture in our workplace for all of our employees.

As we do not operate any production facilities, we are not subject to material health, work safety, social or environmental risks. To ensure compliance with applicable laws and regulations, our human resources department will, if necessary and after consultation with our legal advisors, adjust our human resources policies to accommodate material changes to relevant labor and safety laws and regulations. In 2023 and up to the date of this annual report, we have not been subject to any fines or other penalties due to non-compliance in relation to health, workplace safety or environmental regulations, and have not had any accident or claim for personal or property damage made by our employees which had materially and adversely affected our financial condition or business operations.

Supporting the Community

As a company with a strong sense of and commitment to social responsibility, we have in recent years launched a series of non-profit events and campaigns as part of our corporate social responsibility efforts.

●	Amid the early stage of COVID-19 outbreak in February 2020, we donated medical supplies with a total value of RMB1.0 million to frontline doctors and hospitals, including nearly 600 Tuya-powered smart devices, 16,000 medical surgical masks and thousands of protective suits;
●	Besides helping fight the COVID-19 pandemic, we have been actively involved in various other types of corporate philanthropy efforts. During October to December 2021, we held a number of charitable events to help local people in need and support local economic development. In these events, we donated supplies with a total value of RMB2.0 million, including IoT smart devices, to poverty-stricken areas or villages in China such as Ganzi, Ya’an, Chun’an, Guangyuan, Qingchuan and remote villages in Hangzhou;
●	During the flood disaster in Henan, China in October 2021, we donated smart devices with a total value of RMB1.5 million to support the rescue efforts in the flood-devastated areas;
●	In June 2021, we sponsored the Xingzhi School in the Daxing district of Beijing, whose students are mainly rural migrant children, by donating school supply kits; and

●	In 2022, we continued to work with Qiaozhuang Town in Sichuan, China to promote rural revitalization and poverty alleviation. With an emphasis on “pairing assistance,” we assigned dedicated personnel and proactively funded local industrial development.
●	In September 2023, we donated smart devices with a total value of RMB0.4 million to Dashu Town, Chun’an District, Hangzhou, to promote rural revitalization and poverty alleviation.
●	In November 2023, we donated smart devices with a total value of RMB0.5 million to Seda County in Sichuan, aiming to drive the infrastructure development in disadvantaged regions.

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

As a technology company, we do not currently have any material liabilities relating to health, work safety and environment, and do not expect that we will incur any material liabilities in this regard which could have any material adverse impact on our business and operating results. However, potential risks associated with climate change or other climate-related issues may have financial implications for us. For instance, extreme weather conditions may cause suspension or disruption to our business operations and have an impact on our financial condition. Extreme weather may also cause disruptions for our suppliers, which may in turn adversely impact our ability to serve our customers and end users. In 2023 and up to the date of this annual report, our business, results of operations and financial condition have not been materially and adversely impacted by any climate-related incidents.

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

We may, from time to time, face competition from both large, well-established IoT service providers, and less-established IoT companies or companies that offer capabilities that compete with some of our offerings. However, the global IoT platform market has also been facing headwind since 2022, with certain players in the IoT field who are engaged in business similar to our IoT PaaS business announcing the termination of their IoT platform services in 2023.

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

INSURANCE

We maintain the statutory social insurance as required by the relevant local laws and regulations. In addition, we maintain a supplemental employee commercial healthcare insurance program aiming to promote the work safety, health and well-being of our employees. We maintain liability insurance policies to cover potential product liability claims, cybersecurity insurance policies to cover the costs associated with a breach of third-party data in the event that the data is lost or stolen, and technical errors and omissions policies for liabilities in connection with failures of a service or software. Consistent with customary industry practice in the PRC and the other markets in which we operate, we do not maintain key-man life insurance.

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

In the view of Jia Yuan Law Offices, our PRC legal counsel, we had complied with the relevant applicable PRC laws relating to the required licenses, permissions and approvals to business operations in China in all material respects in 2023 and up to the date of this annual report. Based on the understanding of the relevant PRC laws and regulations, our PRC legal counsel has also advised us that, to the best of their knowledge, there should be no material legal impediment for us to renew these licenses, permissions and approvals as long as we comply with the relevant legal requirements and we take all necessary steps and submit the relevant applications in accordance with the requirements and schedules prescribed by the applicable PRC laws and regulations.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC (the “Foreign Investment Law”), which took effect on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-Invested Enterprise Law of the PRC and became the legal foundation for foreign investment in the PRC. On December 26, 2019, the State Council issued the Regulations on Implementing the Foreign Investment Law of the PRC, or the Implementation Rules, which took effect on January 1, 2020 and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law of the PRC and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC. Pursuant to the Foreign Investment Law and the Implementation Rules, the existing foreign-invested enterprises established prior to the effective date of the Foreign Investment Law are allowed to keep their corporate organization forms for five years from the effectiveness of the Foreign Investment Law before such existing foreign-invested enterprises change their organization forms and organization structures in accordance with the Company Law of the PRC, which was last amended in December 2023 and will come into effect on July 1, 2024, the Partnership Enterprise Law of the PRC and other applicable laws. Pursuant to the Company Law, as amended, shareholders of a limited liability company must pay in their subscribed registered capital in full within five years from the date of establishment of the company or the date of its capital increase, and companies established before July 1, 2024 should gradually adjust their capital contributions to meet this new requirement. The latest amendment also involve aspects of the company’s organizational structure, corporate governance, and the rights and obligations of shareholders, which also apply to foreign investment enterprises in the PRC.

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

On July 7, 2022, the CAC published Measures on Security Assessments for the Cross-border Transfer of Data which took effect on September 1, 2022. It is applicable to cross-border transfers of personal information and important data collected and generated in China under certain circumstances. Apart from that, the measures provides detailed requirements for contracts concluded between data processors and overseas recipients, including but not limited to the purpose of cross-border data transfer, the overseas storage site, the restrictions concerning the transfer of cross-border data from overseas recipients to other organizations and individuals, the security measures to be taken by the overseas recipients when there is a material change in the actual control or scope of business, liability for breach of data security obligations and binding and enforceable dispute resolution provisions and the proper emergency disposal to be taken in the event of risks such as data breaches.

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

The GDPR, which applies to the collection, use, storage, retention, transfer, disclosure and other processing of personal data obtained from individuals located in the EU or by businesses operating within the EU, became effective on May 25, 2018 and has resulted, and will continue to result, in significantly greater compliance burdens and costs for companies with customers, end users, or operations in the EU. The GDPR places stringent obligations and operational requirements on us as both a processor and controller of personal data and could make it more difficult or more costly for us to use and share personal data. For example, requirements placed on data controllers include, among other things, transparent and expanded disclosure to data subjects about how their personal data is to be used, limitations on retention of information, mandatory data breach notification requirements, record keeping and documentation requirements, and higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. Under the GDPR, data protection supervisory authorities are given various enforcement powers, including levying fines of up to 20 million Euros or up to 4% of an organization’s annual worldwide turnover, whichever is greater, for the preceding financial year, for non-compliance. Data subjects also have the right to be compensated for damages suffered as a result of a controller or processor’s non-compliance with the GDPR. While the GDPR provides a more harmonized approach to data protection regulation across the EU member states, it also gives EU member states certain areas of discretion; and therefore, laws and regulations in relation to certain data processing activities may differ on a member state by member state basis, which could further limit our ability to use and share personal data and could require localized changes to our operating model. In addition to the GDPR, the EU also has released a proposed Regulation on Privacy and Electronic Communications, or the ePrivacy Regulation, to replace the EU’s current Privacy and Electronic Communications Directive, or the ePrivacy Directive, to, among other things, better align EU member states and the rules governing online tracking technologies and electronic communications, such as unsolicited marketing and cookies, with the requirements of the GDPR. While the ePrivacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is currently going through the European legislative process, and the timing for adoption remains unclear.

Under the GDPR, restrictions are placed on transfers of personal data outside of the European Economic Area to countries which have not been deemed “adequate” by the European Commission (including the PRC). The Court of Justice of the European Union (the “CJEU”) issued a decision on July 16, 2020, invaliding the EU-US Privacy Shield Framework, which provided one mechanism for lawful cross-border transfers of personal data between the EU and the United States. While the decision did not invalidate the use of the European Commission’s approved standard contractual clauses, another mechanism for making lawful cross-border transfers, the decision has called the validity of standard contractual clauses into question under certain circumstances, and has made the legality of transferring personal data from the EU to the U.S. or various other jurisdictions outside of the EU more uncertain. Specifically, the CJEU stated that companies must now assess the validity of standard contractual clauses on a case-by-case basis, taking into consideration whether the standard contractual clauses provide sufficient protection in light of any access by the public authorities of the third country to where the personal data is transferred, and the relevant aspects of the legal system of such third country. Additionally, in October 2022, President Biden signed an executive order to implement the EU-U.S. Data privacy Framework, which serves as a replacement to the EU-US Privacy Shield. Moreover, on July 10, 2023 the European Commission adopted an adequacy decision concluding that the United States ensures an adequate level of protection for personal data transferred from the EEA to the United States under the EU-U.S. Data Privacy Framework (followed on October 12, 2023 with the adoption of an adequacy decision in the U.K. for the U.K.-US Data Bridge). However, the adequacy decision does not foreclose, and is likely to face, future legal challenges and the ongoing legal uncertainty may increase our costs and our ability to efficiently process personal data from the EEA. While the European Commission published new standard contractual clauses for transferring personal data from the EU to third countries, and the European Data Protection Board issued certain recommendations relating to measures that supplement transfer tools to ensure compliance with the EU level of protection of personal data, the CJEU’s decision has increased uncertainty surrounding data transfers from the EU to third countries that may not offer the same level of protection for data subjects’ rights as the EU. Due to these recent regulatory changes and guidance, we may need to invest in additional technical, legal and organization safeguards in the future to avoid disruptions to data flows within our business and to and from our customers and service providers. Furthermore, this uncertainty, and its eventual resolution, may increase our costs of compliance, impede our ability to transfer data and conduct our business, and harm our business or results of operations.

Additionally, the withdrawal of the United Kingdom (“U.K.”) from the EU (commonly known as “Brexit”) has created uncertainty with regard to the regulation of privacy and data protection in the U.K. Since January 1, 2021, when the transitional period following Brexit expired, the so-called U.K. GDPR (combining the GDPR and the U.K.’s Data Protection Act of 2018) has been in effect in the U.K. Although the U.K. GDPR currently imposes substantially the same obligations as the GDPR, and currently authorizes similar fines, the U.K. GDPR will not automatically incorporate changes to the GDPR going forward (which would need to be specifically incorporated by the U.K. government). Moreover, the U.K. government has publicly announced plans to reform the U.K. GDPR in ways that, if formalized, are likely to deviate from the GDPR. While the European Commission has issued an “adequacy” decision to the U.K., which facilitates the sharing of personal data between the EU and the U.K. for the time being, such adequacy decision will sunset in June 2025 unless extended and it may be revoked in the future by the European Commission if the U.K. data protection regime is reformed in ways that deviate substantially from the level of protection currently in place. Adding further complexity for international data flows, in March 2022, the U.K. adopted its own International Data Transfer Agreement for transfers of personal data out of the U.K. to so-called third countries, as well as an international data transfer addendum that can be used with GDPR’s standard contractual clauses for the same purpose. All of this creates a risk of divergent parallel regimes and related uncertainty, along with the potential for increased compliance costs and risks for affected businesses based on differing interpretation and enforcement by regulators and authorities.

United States

In the United States, various federal regulators, including governmental agencies like the Federal Trade Commission, and states and state regulators have adopted, or are considering adopting, laws and regulations concerning personal data and data security, such as the California Consumer Privacy Act, of 2018 (as modifed by the California Privacy Rights Act, collectively “CCPA”). This patchwork of legislation and regulation may give rise to conflicts or differing views of personal privacy rights. For example, certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal data than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. One such comprehensive privacy law in the United States is the CCPA, which came into effect on January 1, 2020 and was significantly amended as of January 1, 2023. Among other things, the CCPA requires companies that process personal information of California residents to make detailed disclosures to consumers about such companies’ data collection, use and sharing practices, gives California residents expanded rights to access and delete their personal information and to opt out of certain personal information sharing with (and sales of personal information to) third parties. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal data that may increase the likelihood of, and risks associated with, data breach litigation. Additionally, the CCPA expands consumers’ rights with respect to certain sensitive personal information, further restricts the use of cross-context behavioral advertising and creates a state agency, the California Privacy Protection Agency, to oversee implementation and enforcement efforts. Amendments have been made to the CCPA, and it is possible that further amendments will be enacted, but even in its current form it remains unclear how various provisions of the CCPA will be interpreted and enforced, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. In addition, all 50 states have laws that require the provision of notification for security breaches of personal information to affected individuals, state officers or others. Possible consequences for non-compliance with these various state laws include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. State laws are changing rapidly and there have been ongoing discussions and proposals in the U.S. Congress with respect to new federal data privacy and security laws to which we would become subject if enacted. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require us to modify our data processing practices and policies, divert resources from other initiatives and projects, and could restrict the way products and services involving data are offered, all of which may have a material and adverse impact on our business, financial condition and results of operations.

Registration for Import and Export Goods

Pursuant to the Customs Law of the People’s Republic of China promulgated by the SCNPC on January 22, 1987 and last amended on April 29, 2021, unless otherwise stipulated, the declaration of import and export goods may be made by consignees and consignors themselves, and such formalities may also be completed by their entrusted customs brokers that have filed with the Customs. The consignees and consignors for import or export of goods and the customs brokers engaged in customs declaration shall file with the Customs in accordance with the laws.

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

In addition, the Foreign Trade Law of the PRC which was promulgated by the SCNPC on May 12, 1994 and amended on November 7, 2016, and the Measures for the Record Filing and Registration of Foreign Trade Business Operators, which was promulgated by MOFCOM on June 25, 2004 and last amended on May 10, 2021, require any foreign trade business operator that is engaged in the import and export of goods or technology shall be registered for archival purposes with the administrative department of foreign trade of the State Council or the institution entrusted thereby, unless it is otherwise provided for by any law, administrative regulation or the foreign trade department of the State Council. The specific measures for archival registration shall be formulated by the foreign trade department of the State Council. Where any foreign trade business operator that fails to file for record and registration according to relevant provisions, the customs may not handle the procedures of customs declarations and release of the import or export goods. On December 30, 2022, the SCNPC promulgated the Decision on Amending the Foreign Trade Law of the PRC, and accordingly foreign trade operators engaged in the import and export of goods or technologies are not required to go through the filing and registration procedures from December 30, 2022.

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

According to the Administrative Regulations for Compulsory Product Certification, which was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine P.R.C. (the “AQSIQ”) (which has merged into the State Administration for Market Regulation) on July 3, 2009 and last amended on September 29, 2022, products specified by the state shall not be delivered, sold, imported or used in other business activities until they are certified, or the Compulsory Product Certification, and labeled with China Compulsory Certification mark. For products that are subject to Compulsory Product Certification, the state implements unified product catalogs, or the 3C Catalog, unified compulsory requirements, standards and compliance assessment procedures in technical specification, unified certification marks and unified charging standards.

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

Notes:

(1) The VIE is owned by certain nominee shareholders, not us. All of these nominee shareholders are also beneficial owners of our company. Shareholders of Hangzhou Tuya Technology are Xueji (Jerry) Wang (our director and CEO), Liaohan (Leo) Chen (our director), Yaona Lin (our employee), Ruixin Zhou (our employee) and Peihong Chen (our employee), each holding approximately 60.7%, 13.1%, 11.5%, 9.8% and 4.9%, respectively, of Hangzhou Tuya Technology’s equity interests.

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

The revenue contribution from the VIE was nil in 2021, 2022 and 2023. As of December 31, 2022 and 2023 the assets of the VIE, excluding amounts due from other companies in our group, represented less than 0.01% and less than 0.01% of our consolidated total assets, respectively. We expect the contribution of revenue and assets to our group from the VIE to remain immaterial in the foreseeable future. Additionally, the VIE does not hold any licenses or permits that are material to our current business operations.

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

4.D.Property, Plant and Equipment

Our principal executive office is located in Hangzhou, China under a lease that will expire in 2026. In addition, we operate internationally with local headquarters in the United States, Europe, Singapore, India, Japan and Colombia, among other locations. As of December 31, 2023, we leased 15 properties with a gross floor area of approximately 25,199.82 square meters in China. These offices are leased, and we do not own any real property. We believe that our current facilities are adequate to meet our current needs.

ITEM 4A.     UNRESOLVED STAFF COMMENTS

We received comment letters from the staff of the SEC’s Division of Corporation Finance, dated July 15, 2023, August 15, 2023, October 16, 2023 and December 15, 2023, with respect to our annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 26, 2023 (the “2022 Annual Report”), requesting us to provide a detailed legal analysis regarding whether Tuya, Inc. and each of its subsidiaries meet the definition of an “investment company” under the Investment Company Act of 1940 (“Investment Company Act”).

We believe we are not an investment company (see “Item 3. Key Information—3.D.Risk Factors —Risks Related to Our ADSs and Class A Ordinary Shares —If we were deemed to be an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, results of operations and financial condition”) and we filed responses, dated August 4, 2023, September 29, 2023, November 22, 2023 and January 19, 2024, via EDGAR, and continue to submit other materials, to the SEC staff for review. As of the date of this annual report, we have not received confirmation from the staff of the Division of Corporation Finance of the SEC that its review process relating to our 2022 Annual Report has been completed. If we receive additional comments from the staff, we intend to work with the SEC staff to resolve such additional comments promptly.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Since 2022, the global IoT platform market has also been facing headwind. Certain players in the IoT field who are engaged in business similar to our IoT PaaS business announced the termination of their IoT platform services, creating additional business opportunities for us. In 2023, we further enhance our impact on B2B customers and end users around the world, solidifying our market share.

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

New Customer Acquisition

Our operating results and growth prospects will also depend on our ability to attract new customers. We are intensely focused on growing our customer base. We continue to invest in our sales and marketing efforts and developer community outreach, which are critical to driving customer acquisition. We have built a developer and partner network through effective marketing efforts which continuously raise awareness of our IoT cloud development platform. For example, through our self-service developer portal, a developer can use our platform to develop a smart device within minutes. This has allowed us to acquire customers rapidly and cost-effectively. Furthermore, we seek to improve the breadth and quality of our platform and products, and to enhance our brand recognition, which will allow us to capture additional market share, better optimize the pricing of our products and services, and reach customers in a broader range of verticals and use cases. Additionally, a cornerstone of our approach is the key customer focus strategy, which has increased our personnel efficiency and enabled us to dedicate sufficient resources to securing and better serving large and strategically important customers with significant long - term potential.

Investment for Growth

We are committed to delivering industry-leading products to continue building and maintaining credibility with the global IoT community. We believe that the comprehensive product offerings and our continued efforts to introduce new features and capabilities on our platform provide us with a significant competitive advantage.

We consistently focus on software and hardware product enhancement and offer the dual option of IoT PaaS model or the smart solutions model, giving our customers a broad spectrum of choices. For example, key account customers can leverage the IoT PaaS model, which incorporates the operating system, cloud, and app SDK, in accordance with their business needs, facilitating a more autonomous business development environment. Cross-sector multinational corporations, SaaS service providers, and integrators may choose the smart solutions model to achieve a streamlined and expedited market entry.

We also steadfastly adhere to the developer model to address the challenges of fragmentation within the IoT industry, aiming to establish a robust foundation for the broad adoption of smart devices and the growth of the IoT ecosystem. As market penetration deepens, we expect that the developer community will become the backbone of the future IoT ecosystem.

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

Revenue Mix

Our products and services primarily consist of IoT PaaS, smart device distribution, including smart solution for IoT devices, and SaaS including Industry SaaS and Cloud-based Software Value-added Services. Our results of operations are affected by our product mix, as different products have a range of different margins and profitability profiles. For example, an increase in the revenue contribution from SaaS, which typically has a higher margin than IoT PaaS or smart device distribution, generally leads to an increase in our overall profit margin. Our product mix may shift over time due to a variety of factors, including customer demands and preferences, competition, our ability to maintain and expand customer relationships, our ability to forecast market and technology trends, and our sales and marketing efforts. We continuously monitor our revenue mix and seek to increase revenue contribution from products and use cases with attractive margin profiles.

Effective Cost and Expense Control

Our results of operations are affected by our ability to control our costs and operating expenses. Since a significant portion of our costs relates to the modules and cloud infrastructure services from third parties, our cost control depends significantly on our ability to estimate customer demand properly in order to inform our procurement decisions. With respect of product development, we have strategically streamlined our research and development team and operations. We intend to optimize our costs and operating expenses by achieving increasing economies of scale and improved cost-efficiency as we continue to invest in R&D. With respect to sales and marketing expenses, we have proactively adjusted our market spending and undergone strategic refinement of the sales and marketing team. We expect to continue to improve our sales and marketing efficiency and benefit increasingly from the network effect of our enhanced brand awareness. We also intend to optimize our administrative expenses by enhancing our level of management, strengthening efforts in controlling professional expenditure, streamlining our internal workflows, and leveraging technology to drive convenience, cost-efficiency and productivity. By well implementing a series of initiatives on efficiency improvement, we reduced our operating expenses, excluding share-based compensation expenses and credit-related impairment of long-term investments, by 30.2% to US$131.7 million in 2023 from US$188.6 million in 2022, and reduced our loss from operations by 74.7% to US$25.1 million in 2023 from US$99.2 million in 2022.

Effect of Currency Translation

We currently derive the majority of our revenue from IoT PaaS generated primarily through our contracts with OEMs located in the PRC. Such revenue is predominantly denominated in RMB. We operate internationally with local offices in the United States, Europe, Singapore, India, Japan and Colombia, among other locations, and expect that our international activities will continue to grow over the foreseeable future as we pursue opportunities in existing and new markets. Our reporting and functional currency is the U.S. dollar. The financial statements of our subsidiaries and the VIE using functional currencies other than the U.S. dollar, such as RMB, are translated to the U.S. dollar. As a result, as RMB or other currencies in which we generate revenue depreciate or appreciate against the U.S. dollar, our revenue presented in U.S. dollars will be negatively or positively affected. See “Item 11. Quantitative and Qualitative Disclosure about Market Risk—Foreign exchange risk.”

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

	For the year ended December 31,
	2021	2022	2023
Number of IoT PaaS customers(1)	5,527	5,108	3,966

Note:

(1)	The decrease in the number of IoT PaaS customers from 2022 to 2023 was primarily due to the reduction in the volume of their orders under macroeconomic headwinds, as well as our enhanced focus on high-quality customers. See “Item 4.B. Business Overview—Overview” and “Item 4.B. Business Overview—Our Customers.”

Number of Premium IoT PaaS Customers

While we continue to grow IoT PaaS customers across all sizes, over time, we focus on growing the number of our premium customers to scale our business. We define a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of revenues during the immediately preceding 12-month period.

	For the trailing 12-month period ended
	December 31,
	2021	2022	2023
Number of premium IoT PaaS customers(1)	311	263	265

Note:

(1)	Since the end of 2021, we have been strategically optimizing our customer base, shifting our focus to key account customers. These efforts, along with the macroeconomic headwinds, led to a decrease in the number of premium IoT PaaS customers we served from 2021 to 2022. In 2023, downstream inventory backlog alleviated, due to the gradual recovery of global economy. We also effectively implemented our customer-centric product enhancement strategy to navigate through the macroeconomic headwinds. As a result, the number of premium IoT PaaS customers increased slightly in 2023.

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

	For the trailing 12-month period ended
	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2021	2022	2022	2022	2022	2023	2023	2023	2023
Dollar-based net expansion rate for IoT PaaS	153%	122%	84%	63%	51%	49%	58%	78%	103%

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

Maintaining a high dollar-based net expansion rate demonstrates our strong ability to continue to expand customer usage of our platform over time and grow revenue from existing customers. For the trailing 12-month period ended December 31, 2021, the dollar-based net expansion rate for IoT PaaS was 153%, demonstrating the strong value proposition provided to our customers and the thriving ecosystem with network effects of our powerful IoT development platform.

However, the dollar-based expansion rate for IoT PaaS experienced a decline in 2022 due to significant events that had adversely affected the global economy, including (i) shipping disruptions in late 2021 that delayed product deliveries and affected holiday sales; (ii) persistent inflation that dampened consumer sentiment; and (iii) supply-demand mismatch that led to an excess of inventory for downstream enterprises. As a result, our revenue declined for the first time in 2022 despite our stable relationship with our core customers. The dollar-based net expansion rate of IoT PaaS declined from 122% as of March 31, 2022, to 84% as of June 30, 2022, then to 63% as of September 30, 2022 and further to 51% as of December 31, 2022.

During the first half of 2023, downstream enterprises remained cautious in their purchasing decisions, primarily due to continued inventory backlog pressure in downstream supply chain. Additionally, persistent global inflation continued to impact consumer sentiment, resulting in subdued discretionary spending on consumer electronics in many regions. As a result, the dollar-based net expansion rate for IoT PaaS further declined to 49% as of March 31, 2023 and then slightly rebounded to 58% as of June 30, 2023. In the second half of 2023, with the easing of the downstream inventory backlog and the gradual recovery of the global economy, coupled with the effective customer-focus and product enhancement strategies we adopted to navigate through the macroeconomic headwinds, the dollar-based net expansion rate for IoT PaaS improved to 78% as of September 30, 2023 and further improved to 103% as of December 31, 2023.

KEY COMPONENTS OF CONSOLIDATED STATEMENTS OF LOSS

Revenue

We generate revenue from three sources, namely (i) IoT PaaS; (ii) smart device distribution; and (iii) SaaS and others. The following table sets forth a breakdown of our revenue, in absolute amounts and as percentages of total revenue, for the years indicated.

	For the year ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue
IoT PaaS	261,360	86.5	152,914	73.5	167,694	72.9
Smart device distribution	22,153	7.3	25,446	12.2	26,517	11.5
SaaS and others	18,563	6.2	29,812	14.3	35,779	15.6
Total	302,076	100.0	208,172	100.0	229,990	100.0

IoT PaaS. We generate IoT PaaS revenue mainly from the fees charged to customers based on the number of IoT PaaS products we deploy.

Smart device distribution. We generate revenue from sales to customers of finished smart devices with IoT PaaS deployed and sourced from qualified OEMs. Some of our customers, primarily brands and system integrators, who prefer not to directly deal with multiple OEMs, may purchase directly from us finished smart devices with IoT PaaS deployed that are sourced from qualified OEMs. We strategically position smart device distribution as a way to nurture long-term customer relationships and have historically operated it at a relatively moderate scale. As a result, the differences in the revenues from smart distribution services between historical periods have been primarily due to varying timing and amounts of the customers’ demands and purchases. In addtion, we implemented a product enhancement strategy, under which we offer smart solutions tailored to enterprises aiming to develop their own smart devices. We provide finished smart devices that integrate more extensive and comprehensive software capabilities, which enable these customers to efficiently build their smart business product portfolios.

SaaS and others. We generate our SaaS and others revenue mainly from (i) the subscription fees charged to customers of SaaS, including Industry SaaS we offer to enterprises and Cloud-based Software Value -added Services we offer directly to end users of Tuya-powered smart devices, and (ii) the fees that we receive for other value-added services we offer to brands and OEMs, such as AI-powered virtual assistants and OEM APP, and for projects such as the deployment of the Cube and other technical developments.

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

The following table sets forth a breakdown of our costs of revenue, in absolute amounts and as percentages of revenue, for the years indicated.

	For the year ended December 31,
	2021		2022		2023
		% of		% of		% of
	US$	revenue	US$	revenue	US$	revenue
	(in thousands, except for percentages)
Cost of revenue
IoT PaaS	150,486	49.8	89,998	43.2	94,349	41.0
Smart device distribution	18,849	6.3	22,491	10.8	19,744	8.6
SaaS and others	4,874	1.6	6,260	3.0	9,242	4.0
Total	174,209	57.7	118,749	57.0	123,335	53.6

Our cost of revenue has been and will continue to be affected by a number of factors, including economies of scale, improved efficiency achieved through effective R&D, and product mix, among other things.

Gross Profit and Gross margin

The following table sets forth a breakdown of our gross profit and gross margin for the years indicated.

	For the year ended December 31,
	2021		2022		2023
	Gross	Gross	Gross	Gross	Gross	Gross
	profit	margin	profit	margin	profit	margin
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Gross profit and gross margin
IoT PaaS	110,874	42.4	62,916	41.1	73,345	43.7
Smart device distribution	3,304	14.9	2,955	11.6	6,773	25.5
SaaS and others	13,689	73.7	23,552	79.0	26,537	74.2
Total	127,867	42.3	89,423	43.0	106,655	46.4

Our gross margin has been and will continue to be affected by a number of factors, including economies of scale, improved efficiency achieved through effective R&D, product mix, and the success of higher-value products and services that we provide to our customer, among others.

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

Other Operating (Expenses)/Incomes, Net

Other operating (expenses)/incomes, net primarily consist of software VAT tax refund and various general subsidies for enterprises.

Other Income/(Loss)

Other income/(loss) primarily consists of other non-operating incomes, net, financial income, net and foreign exchange loss, net.

TAXATION

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. In table, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiaries in Hong Kong, including Tuya (HK) Limited, our wholly owned subsidiary, are subject to Hong Kong profits tax on their activities conducted in Hong Kong at a uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their qualified foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. During 2021, 2022 and 2023, no provision for Hong Kong profits tax was made as we had no estimated taxable income that was subject to the Hong Kong profits tax.

PRC

Our subsidiaries and consolidated VIE in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the Enterprise Income Tax Law of the People’s Republic of China, or the PRC EIT Law, which was amended on December 29, 2018 and became effective on the same date and the Regulation on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China, which was amended on April 23, 2019 and became effective on the same date, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Tuya Information, our wholly owned PRC subsidiary, is eligible to enjoy a preferential tax rate of 15% in 2021, 2022 and 2023, to the extent it has taxable income under the EIT Law. Tuya Information qualifies as a high and new technology enterprise (the "HNTE") and was entitled to the 15% beneficial tax rate for the year ended December 31, 2023. As of the date of this annual report, Tuya Information is applying for the renewal of the HNTE qualification. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

DISCUSSION OF RESULTS OF OPERATIONS

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

Revenue

Our revenue increased by 10.5% from US$208.2 million in 2022 to US$230.0 million in 2023, primarily due to the increase in IoT PaaS, SaaS and others revenues as well as smart device distribution revenue.

●	IoT PaaS. Our revenue generated from IoT PaaS increased by 9.7% from US$152.9 million for 2022 to US$167.7 million for 2023. This recovered year-over-year growth was due to the relief of downstream inventory backlog and improved global economic conditions compared with 2022, along with the effective customer-focus and product-enhancement strategies we adopted to navigate through the macroeconomic headwinds. As a result of these factors, our DBNER for IoT PaaS for the trailing 12 months ended December 31, 2023 increased to 103% from 51% for the trailing 12 months ended December 31, 2022.
●	Smart device distribution. Our revenue generated from smart device distribution increased by 4.2% from US$25.4 million for 2022 to US$26.5 million for 2023, primarily due to the increase in revenue from smart device solutions, partially offset by the decrease in revenue from smart device sourcing which saves our customers from dealing with multiple OEMs, and the variations in the timing and volume of customer demands and purchases.
●	SaaS and others. Our revenue generated from SaaS and others increased by 20.0% from US$29.8 for 2022 to US$35.8 million for 2023, primarily due to an increase in revenue from cloud software products. We remain committed to offering value-added services and a diverse range of software products with compelling value propositions for our customers.

Cost of revenue

Our cost of revenue increased by 3.9% from US$118.7 million for 2022 to US$123.3 million for 2023, in line with the increase in our revenue.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 19.3% from US$89.4 million for 2022 to US$106.7 million for 2023. Our gross margin increased from 43.0% for 2022 to 46.4% for 2023.

●	IoT PaaS. The gross profit of IoT PaaS increased by 16.6% from US$62.9 million for 2022 to US$73.3 million for 2023. The gross margin of IoT PaaS increased from 41.1% for 2022 to 43.7% for 2023, primarily due to the changes in product mix, enhancement in product value, and the decrease in provision recorded for certain slow-moving IoT chips and raw materials compared with 2022.
●	Smart device distribution. The gross profit of smart device distribution increased by 129.2% from US$3.0 million for 2022 to US$6.8 million for 2023. The gross margin of smart device distribution increased from 11.6% for 2022 to 25.5% for 2023, mainly due to higher-value product solutions we provided to our customers during the year.
●	SaaS and others. The gross profit of SaaS and others increased by 12.7% from US$23.6 million for 2022 to US$26.5 million for 2023. The gross margin of SaaS and others decreased from 79.0% for 2022 to 74.2% for 2023, fluctuating due to changes in the mix of products and services.

Research and development expenses

Our research and development expenses decreased by 29.4% from US$144.9 million for 2022 to US$102.3 million for 2023. The decreased was mainly attributable to a decrease of US$39.5 million in employee-related costs resulting from our strategic streamlining of the research and development team. This initiative was aimed at driving operational efficiency and shifting focus towards strategies that better balance business growth and profitability timelines. As of December 31, 2022 and 2023, we had 1,313 and 1,047 salaried research and development employees, respectively.

Sales and marketing expenses

Our sales and marketing expenses decreased by 27.3% from US$55.7 million for 2022 to US$40.4 million for 2023. The decrease was mainly attributable to a decrease of US$10.0 million in employee-related costs, resulting from our strategic streamlining of the sales and marketing team, and a decrease of US$0.5 million in marketing spending as part of our efforts to control expenditures and improve our sales and marketing efficiency. As of December 31, 2022 and 2023, we had 384 sales and 310 salaried marketing employees, respectively.

General and administrative expenses

Our general and administrative expenses increased by 19.5% from US$67.5 million for 2022 to US$80.7 million for 2023, primarily because of the credit loss of US$15.5 million of long-term investments (nil in 2022), partially offset by the decrease in salary related expenses due to the Group’s strategic streamlining of its general and administrative team. As of December 31, 2022 and 2023, we had 135 and 105 salaried general and administrative employees, respectively.

Other operating incomes, net

Our other operating incomes, net, increased by 3.7% from US$10.5 million for 2022 to US$10.9 million for 2023, which was mainly attributable to the receipts of software VAT refund and various general subsidies for enterprises.

Other income

We generated other income of US$23.9 million and US$48.8 million, respectively, for 2022 and 2023. The increase in other income was mainly due to (i) an increase in financial income, net, of US$26.4 million, primarily arising from time deposits recorded as short-term and long-term investments and (ii) a decrease of US$1.8 million of net foreign exchange gain due to the fluctuation in foreign exchange rates in 2023.

Income tax expenses

Our income tax expense increased from US$1.9 million for 2022 to US$3.2 million for 2023, primarily attributable to an increase in taxable profits of certain of our subsidiaries.

Net loss for the year

As a result of the foregoing, we recorded net loss of US$146.2 million for 2022 and net loss of US$60.3 million for 2023, respectively.

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

For a detailed description of the comparison of our operating results for the year ended December 31, 2022 to the year ended December 31, 2021, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Discussion of Results of Operations—Year Ended December 31, 2022 Compared with Year Ended December 31, 2021” beginning on page 112 of our annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 26, 2023 (File No. 001-40210).

NON-GAAP FINANCIAL MEASURE

In evaluating the business, we consider and use non-GAAP measures, such as non-GAAP operating expenses, non-GAAP loss from operations (including non-GAAP operating margin), non-GAAP net (loss)/profit (including non-GAAP net margin), and non-GAAP basic and diluted net (loss)/profit per ADS, as supplemental measures to review and assess ouroperating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for U.S. GAAP measures. We define non-GAAP measures by excluding the impact of share-based compensation expenses and credit-related impairment of long-term investments from the respective GAAP measures. We present the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. We also believe that the use of the non-GAAP measures facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect our operations. Share-based compensation expenses and credit-related impairment of long-term investments have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Non-GAAP adjusted loss for the year represents net loss for the year excluding share-based compensation expenses and credit-related impairment of long-term investments. The table below sets forth a reconciliation of our net loss for the year to non-GAAP adjusted loss for the year for the years indicated. Share-based compensation expenses relate to the share-based awards that we grant to employees and directors. We exclude share-based compensation expenses and credit-related impairment of long-term investments. The credit-related impairment of long-term investments arose from our equity investments in private companies, for which we have recognized as credt losses on a prudent basis. Our management believes that these exclusions facilitate the ability of investors to compare our operating results with those of other companies in the industry in which we operate, many of which also exclude share-based compensation expenses and credit-related impairment of long-term investments in determining their non-GAAP financial measures.

	For the year ended December 31,
	2021	2022	2023

	(US$ in thousands)

Net loss for the year	(175,424)	(146,175)	(60,315)
Adjustment:
Share-based compensation expenses	66,089	69,019	65,216
Credit-related impairment of long-term investments	—	—	15,537
Non-GAAP adjusted (loss)/profit for the year	(109,335)	(77,156)	20,438

We recorded non-GAAP adjusted loss of US$109.3 million and US$77.2 million in 2021 and 2022. In 2023, we, for the first time since our inception, recorded an adjusted profit of US$20.4 million on a non-GAAP basis. We have been more focused enhancing our IoT cloud development platform and products to provide a higher value propsition, growing our customer base with key accounts, fostering our developer community, and prioritizing our business and operating efficiency, in order to lay a solid foundation for our long-term growth.

5.B.Liquidity and Capital Resources

CASH FLOWS AND WORKING CAPITAL

Our principal sources of liquidity have been cash generated from private sales and public offerings of equity securities, as well as cash from our business operations. As of December 31, 2023, we had US$789.7 million in cash and cash equivalents and short-term investments. Of our cash and cash equivalents, US$64.6 million were held by our subsidiaries in the PRC; US$408.6 million, mainly denominated in U.S. dollars, were held by our subsidiaries in Hong Kong; and US$25.5 million, mainly denominated in U.S. dollars, EUR, and Japanese Yen, were held by Tuya Inc. and our other overseas subsidiaries. Our cash and cash equivalents and short-term investments primarily include cash in bank, time deposits placed with banks or other financial institutions, structured deposits and wealth management products issued by banks. We believe that our current cash and cash equivalents, balance of short-term investments and anticipated cash flows from operations will be sufficient to meet our anticipated cash needs, including cash needs for working capital and capital expenditures, for at least the next 12 months.

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

Historically, we have not been profitable on a GAAP basis, and, before 2023, we have not generated positive operating cash flows. We incurred a net loss of US$146.2 million and US$60.3 million in 2022 and 2023, respectively. We had net cash used in operating activities of US$70.7 million in 2022, and we had net cash generated from operation activities of US$36.4 million in 2023. If we are unable to achieve and sustain profitability, or if we fail to maintain our net cash operating inflows and continue to experience net cash operating outflows in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry—We have a history of net loss and net cash operating outflow and may not be able to achieve or sustain profitability in the future.”

The following table presents our consolidated cash flow data for the years presented.

	For the year ended
	December 31,
	2021	2022	2023

	(US$ in thousands)
Net cash (used in)/generated from operating activities	(126,103)	(70,654)	36,443
Net cash (used in)/generated from investing activities	(112,957)	(714,225)	332,455
Net cash generated from/(used in) financing activities	1,041,802	(38,582)	(2,223)
Effect of exchange rate changes on cash and cash equivalents, restricted cash(1)	2,879	(7,954)	(1,148)
Net increase/(decrease) in cash and cash equivalents, restricted cash(1)	805,621	(831,415)	366,527
Cash and cash equivalents, restricted cash(1) at the beginning of the year	158,955	964,576	133,161
Cash and cash equivalents, restricted cash(1) at the end of the year	964,576	133,161	498,688

Note:

(1)	Restricted cash represents cash that cannot be withdrawn without the permission of third parties. Our restricted cash is substantially cash balance on deposit required by our business partners and commercial banks. The restricted cash balance for the year ended December 31, 2021 related to deposits for foreign currency forward contracts, which were subsequently released from the restriction in January 2022. The restricted cash balance for the year ended December 31, 2022 and December 31, 2023 was nil.

Net Cash Generated from/(Used in) Operating Activities

Net cash generated from operating activities was US$36.4 million in 2023. The difference between our net loss of US$60.3 million and the net cash generated from operating activities was mainly due to (i) share-based compensation of US$65.2 million and (ii) an increase in credit loss of US$15.5 million of long-term investments.

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

Net Cash Generated from /(Used In) Investing Activities

Net cash generated from investing activities was US$332.5 million in 2023, which was primarily attributable to (i) proceeds from disposal of short-term investments of US$853.7 million, and partially offset by (ii) payment for short-term investments of US$327.2 million and (iii) payment for long-term investments of US$193.0 million. Our short-term investments mainly include time deposits and wealth management products offered by banks or other financial institutions in the PRC.

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

Net cash used in investing activities was US$113.0 million in 2021, which was primarily attributable to (i) payment for short-term investments of US$468.7 million, and (ii) payment for long-term investments of US$21.3 million, (iii) purchase of property, equipment and software of US$6.2 million and (iv) provision of bridge loans of US$2.9 million, partially offset by proceeds from disposal of short-term investments of US$385.5 million. Our short-term investments mainly include time deposits and wealth management products offered by banks or other financial institutions in the PRC.

Net Cash (Used in)/Generated from Financing Activities

Net cash used in financing activities in 2023 was US$2.2 million, which was due to payment for repurchase and cancellation of ordinary shares of US$3.3 million, partially offset by proceeds from exercise of share options of US$1.2 million.

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

MATERIAL CASH REQUIREMENTS

Our material cash requirements as of December 31, 2023 and any subsequent interim period include primarily our working capital and operating expenditure needs, capital expenditures, services purchase commitments and operating lease commitments.

Other than the capital expenditures, services purchase commitments and operating lease commitments, as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023. We did not have future minimum capital commitments as of December 31, 2023.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of property, equipment and software. Our capital expenditures were US$6.2 million, US$0.7 million and US$1.5 million in 2021, 2022 and 2023, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our public offering of equity securities.

Services Purchase Commitments

As of December 31, 2023, our services purchase commitments were as follows:

	Total	Less Than 1 year	1-3 years	3-5 years

	(US$ in thousands)
Purchase obligations(1)	15,667	5,042	10,625	—

Note: Purchase obligations represent US$15,667 thousand of remaining non-cancellable contractual commitments as of December 31, 2023, related to one of our third-party cloud infrastructure agreements, under which we committed to spend an aggregate of at least US$37,500 thousand between June 1, 2021 and May 31, 2026 with minimum purchase commitment. We had made payments of US$27,023 thousand in total under this agreement as of December 31, 2023.

Operating lease commitments

We had outstanding commitments on several non-cancellable operating lease agreements. Operating lease commitment within one year or less lease term as of December 31, 2023 was US$19 thousand. We have elected not to recognize these operating lease commitment any lease liability or right-of-use asset, therefore they are not yet reflected in the consolidated financial statements.

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

5.D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xueji (Jerry) Wang	41	Co-chairman, Founder, Chief Executive Officer
Liaohan (Leo) Chen	41	Co-chairman, Founder, President
Yi (Alex) Yang	42	Director, Co-founder, Chief Operation Officer
Yao (Jessie) Liu	48	Director, Senior Vice President, Chief Financial Officer
Sidney Xuande Huang	58	Independent Non-executive Director
Changheng Qiu	48	Independent Non-executive Director
Meng Xiong Kuok (alias GUO Mengxiong)	42	Independent Non-executive Director
Pak Tung Jason Yip	41	Independent Non-executive Director

Xueji (Jerry) Wang founded Tuya in 2014 and currently serves as the co-chairman of our board of directors and our chief executive officer. Mr. Wang is responsible for the overall strategies, management, corporate culture, and commercial suitability and sustainability of products of Tuya. Mr. Wang has over nine years of experience in IoT industry and about 20 years of experience focusing on software technology, including over 13 years of experience in elastic cloud computing technologies. Prior to founding Tuya, Mr. Wang founded PHPWind, one of the most popular open source forums software in China, in 2003. In 2006, Mr. Wang established Hangzhou Detian Information Technology Co., Ltd. to officially commercialize PHPWind business from 2006 to May 2008. In May 2008, PHPWind was acquired by Hangzhou Ali Technology Co., Ltd., a subsidiary or consolidated affiliated entity of Alibaba Group Holdings Limited (a company listed on the NYSE, symbol: BABA, and secondarily listed on the Stock Exchange, stock code: 9988) (together with its subsidiaries and its consolidated affiliated entities, “Alibaba Group”). From May 2008 to February 2014, Mr. Wang worked at Alibaba Group, where he served as a senior director and he was responsible for leading and launching a number of major technology and product innovations for Alibaba Cloud and Alipay, including Alibaba’s Quick Reference code (“QR Code”) payment system. Mr. Wang received a bachelor’s degree in information and technology science from Zhejiang Sci-Tech University in the PRC in June 2005. Mr. Wang was recognized by Forbes as a member of China’s Thirty Entrepreneurs under 30 in February 2012, and was named by Fortune China as one of China’s Forty Business Elites under 40 in April 2021.

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

Sidney Xuande Huang has served as our director since July 2022. Mr. Huang is responsible for providing independent professional opinion and judgment to our board of directors. Mr. Huang has over 19 years of experience in the technology and internet industry. He is currently a senior advisor of JD.com, Inc. (a company listed on the Nasdaq, symbol: JD, and secondarily listed on the Stock Exchange, stock code: 9618) and was its chief financial officer from September 2013 until his retirement in September 2020, including the last three months as an executive coach to his successor. He has been an independent non-executive director of Kuaishou Technology (a company listed on the Stock Exchange, stock code: 1024) since February 2021 and an independent director of Yatsen Holding Limited (a company listed on the NYSE, symbol: YSG) since November 2020. Prior to joining JD.com, Inc. in September 2013, Mr. Huang had served multiple top management roles for VanceInfo Technologies Inc., including its co-president, chief operating officer and chief financial officer as well as the chief financial officer of its successor company, Pactera Technology International Ltd., after the merger. He was an investment banker at Citigroup Global Markets Inc. in New York from August 2002 to July 2004. He held various positions, including audit manager at KPMG LLP from January 1997 to August 2000 and qualified as a Certified Public Accountant in the State of New York in October 1999. Mr. Huang is currently a Foundation Fellow at St Anthony’s College of the University of Oxford where he was an Academic Visitor focusing on geo-economics from October 2021 to September 2022. He received an MBA degree from the J.L. Kellogg School of Management at Northwestern University in the United States in June 2002 and a bachelor’s degree in accounting from Bernard M. Baruch College of The City University of New York in the United States in February 1997.

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

6.B.Compensation

For the fiscal year ended December 31, 2023, the aggregate cash compensation paid or payable to our directors and executive officers was approximately US$1.3 million. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers, except to the extent required by applicable laws and regulations. Our PRC subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

As of April 10, 2024, (i) options to purchase a total of 51,372,755 ordinary shares were outstanding under the 2015 Plan, and 42,399,005 of such options had vested and become exercisable; and (ii) restricted share units to receive a total of 7,679,000 ordinary shares were outstanding under the 2015 Plan. As of the same date, 56,571,052 Class A ordinary shares are available for issue and/or transfer upon vesting or exercise of awards that may be granted under the 2015 Plan.

The following table summarizes, as of April 10, 2024, the number of ordinary shares underlying outstanding options or restricted share units that we granted to each of our directors and executive officers and to other individuals as a group.

	Ordinary Shares
	Underlying
	Outstanding
	Options /
	Restricted Share	Exercise Price
	Units	(US$/Share)	Date of Grant	Date of Expiration
Xueji (Jerry) Wang	*	0.20	February 21, 2021	February 20, 2031
Liaohan (Leo) Chen	—	—	—	—
Yi (Alex) Yang	6,500,000	0.20	from August 6, 2015 to January 5, 2021	from August 5, 2025 to January 4, 2031
Yao (Jessie) Liu	*	0.20	from May 15, 2019 to September 16, 2021	from May 14, 2029 to September 15, 2031
Sidney Xuande Huang	*(1)	—	July 5, 2022	July 4, 2029
Changheng Qiu	—	—	—	—
Meng Xiong Kuok (alias GUO Mengxiong)	—	—	—	—
Pak Tung Jason Yip	—	—	—	—
Other grantees	34,772,755	0.04135 to 0.79	from March 5, 2015 to May 6, 2022	from March 4, 2025 to May 5, 2032
	7,379,000 (1)	—	from June 16, 2021 to April 9, 2024	from June 15, 2028 to April 8, 2034
*	Less than 1% of our total outstanding shares.
(1)	Restricted share units.

6.C.Board Practices

Board of Directors

Our board of directors consists of eight directors, including four independent directors within the meaning of Section 303A of the NYSE Listed Company Manual, namely Sidney Xuande Huang, Changheng Qiu, Meng Xiong Kuok and Pak Tung Jason Yip. Each of Xueji (Jerry) Wang and Liaohan (Leo) Chen serves as the co-chairman of our board of directors. A director is not required to hold any shares in our company to qualify to serve as a director.

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

Committees of the Board of Directors

We have established an audit committee, a compensation committee, a nomination committee and a corporate governance committee under our board of directors and have adopted a charter for each of the four committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Sidney Xuande Huang, Meng Xiong Kuok and Pak Tung Jason Yip and is chaired by Sidney Xuande Huang. We have determined that each of Sidney Xuande Huang, Meng Xiong Kuok and Pak Tung Jason Yip satisfies the requirements of an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of Exchange Act. In addition, we have determined that Sidney Xuande Huang satisfies the criteria of an “audit committee financial expert” as set forth under the applicable rules of the SEC and is appropriately qualified as required under Rules 3.10(2) and 3.12 of the Hong Kong Listing Rules. The audit committee is also in compliance with Rule 3.21 of the Hong Kong Listing Rules and the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules, or the Corporate Governance Code.

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

Compensation Committee. Our compensation committee consists of Changheng Qiu, Pak Tung Jason Yip and Xueji (Jerry) Wang and is chaired by Changheng Qiu. We have determined that each of Changheng Qiu and Pak Tung Jason Yip satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. The compensation committee is also in compliance with Rule 3.25 of the Hong Kong Listing Rules and the Corporate Governance Code.

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

Corporate Governance Committee. Our corporate governance committee consists of Changheng Qiu and Pak Tung Jason Yip, and is chaired by Changheng Qiu. We have determined that each of Changheng Qiu and Pak Tung Jason Yip satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. The corporate governance committee is also in compliance with the requirements regarding the corporate governance committee under Chapter 8A of the Hong Kong Listing Rules and the Corporate Governance Code.

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

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our MAA, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of office and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register. In addition, in the event of a tie vote, the chairman of our board of directors has, in addition to his personal vote, the right to cast a tie-breaking vote.

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

6.D.Employees

We had 3,470, 1,835 and 1,465 salaried full-time employees as of December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, a substantial majority of our full-time employees were based in China, while the remaining of them were based in the United States, Europe, Singapore, India, Japan and Colombia, among other locations.

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

The following table sets forth the breakdowns of our employees by function as of December 31, 2023:

	Number	Percentage
Function	of Employees	of Total
Research and development	1,047	71.5%
Sales and marketing	310	21.1%
General and administrative, and others	108	7.4%
Total	1,465	100.0%

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

6.E.Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of April 10, 2024 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our ordinary shares.

We have adopted a dual class voting structure. The calculations in the table below are based on 574,592,599 ordinary shares outstanding as of April 10, 2024, consisting of 504,387,299 Class A ordinary shares (including 5,433,895 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our 2015 Plan and 9,578,811 Class A ordinary shares represented by ADSs that have been repurchased by us from the open market) and 70,205,300 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Number of	Number of			% of
	Class A	Class B	Total Number	% of	Aggregate
	Ordinary	Ordinary	of Ordinary	Beneficial	Voting
	Shares	Shares	shares	Ownership	Power **
Directors and Executive Officers:†
Xueji (Jerry) Wang(1)	74,045,130	43,379,870	117,425,000	20.3	42.0
Liaohan (Leo) Chen(2)	1,974,570	26,825,430	28,800,000	5.0	22.4
Yi (Alex) Yang	*	—	*	*	*
Yao (Jessie) Liu	*	—	*	*	*
Sidney Xuande Huang	*	—	*	*	*
Changheng Qiu	*	—	*	*	*
Meng Xiong Kuok	—	—	—	—	—
Pak Tung Jason Yip	—	—	—	—	—
All directors and executive officers as a group	84,841,700	70,205,300	155,047,000	26.4	64.6

Principal Shareholders:
NEA entities(3)	119,019,273	—	119,019,273	20.7	9.9
Tenet Group Limited(4)	68,793,080	—	68,793,080	12.0	5.7
Tencent entities(5)	58,299,749	—	58,299,749	10.1	4.8
Tenet Vision Limited(6)	—	34,806,920	34,806,920	6.1	28.9
Unileo Limited(7)	1,974,570	26,825,430	28,800,000	5.0	22.4
Tuya Group Inc.(8)	1,427,050	8,572,950	10,000,000	1.7	7.2

Notes:

*	Less than 1% of our total issued and outstanding shares on an as-converted basis.
**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings of our company (except as required by applicable law, rules and regulations and in relation to certain reserved matters set out in our MAA).
†	The address of our directors and executive officers (except Sidney Xuande Huang, Changheng Qiu, Meng Xiong Kuok and Pak Tung Jason Yip) is Huace Center, Building A, 10/F, Xihu District, Hangzhou City Zhejiang, 310000, People’s Republic of China. The address of Sidney Xuande Huang is 80 Holland Park, London W11 3SG, United Kingdom. The address of Changheng Qiu is Shangshangting 8-2201, Tangping Road, Hangzhou, China. The address of Meng Xiong Kuok is 93 Grange Road, #07-08 Grange Residences, Singapore 249614. The address of Pak Tung Jason Yip is Flat 902, Block G, Kornhill, Quarry Bay, Hong Kong.

(1)	Represents (i) 1,427,050 Class A ordinary shares and 8,572,950 Class B ordinary shares held of record by Tuya Group Inc., a business company with limited liability incorporated under the laws of BVI wholly owned by Xueji (Jerry) Wang, (ii) 68,793,080 Class A ordinary shares held of record by Tenet Group Limited a British Virgin Islands company, (iii) 34,806,920 Class B ordinary shares held of record by Tenet Vision Limited, a limited liability company incorporated under the laws of BVI, and (iv) 3,825,000 Class A ordinary shares that Xueji (Jerry) Wang may purchase upon exercise of options within 60 days after April 10, 2024. Both of Tenet Group Limited and Tenet Vision Limited are ultimately wholly owned by the trustee of a trust constituted under the laws of the Cayman Islands, of which the settlor is Xueji (Jerry) Wang and the beneficiaries are Mr. Wang and Tuya Group Inc. The registered address of each of Tuya Group Inc. and Tenet Group Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of Tenet Vision Limited is Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(2)	Represents 1,974,570 Class A ordinary shares and 26,825,430 Class B ordinary shares held of record by Unileo Limited, a limited liability company incorporated under the laws of BVI wholly owned by Liaohan (Leo) Chen. The registered address of Unileo Limited is Craigmuir Chambers, Road Town, Tortola. VG 1110, British Virgin Islands.
(3)	Represents 108,051,445 Class A ordinary shares (the “NEA 14 Shares”) held of record by New Enterprise Associates 14, L.P. (“NEA 14”) and 10,967,828 Class A ordinary shares (the “NEF 15-OF Shares”) held of record by NEA 15 Opportunity Fund L.P. (“NEA 15-OF”), as of December 31, 2022, based on the Schedule 13G/A jointly filed by NEA 14 and NEA 15-OF, among others, with the SEC on February 3, 2023. As the sole general partner of NEA 14, NEA Partners 14, L.P. (“NEA Partners 14”) may be deemed to own beneficially the NEA 14 Shares. As the sole general partner of NEA Partners 14, NEA 14 GP, LTD (“NEA 14 GP”) likewise may be deemed to own beneficially the NEA 14 Shares. As the individual directors of NEA 14 GP, each of the Dual Managers (as defined below) and Patrick J. Kerins also may be deemed to own beneficially the NEA 14 Shares. As the sole general partner of NEA 15-OF, NEA Partners 15-OF, L.P. (“NEA Partners 15-OF”) may be deemed to own beneficially the NEA 15-OF Shares. As the sole general partner of NEA Partners 15-OF, NEA 15 GP, LLC (“NEA 15 GP”) likewise may be deemed to own beneficially the NEA 15-OF Shares. As the individual managers of NEA 15 GP, each of the Dual Managers (defined below) also may be deemed to own beneficially the NEA 15-OF Shares. NEA Partners 15-OF and NEA Partners 14 are collectively referred to as “GPLPs.” NEA 15 GP, GPLPs and NEA 14 GP are collectively referred to as the “Control Entities.” Each of Forest Baskett, Anthony A. Florence, Jr., Patrick J. Kerins, Scott D. Sandell (a former director of us) and Peter W. Sonsini is a director of NEA 14 GP and manager of NEA 15 GP (the “Dual Managers”). Patrick J. Kerins is a director of NEA 14 GP. By virtue of their relationship as affiliated entities, whose controlling entities have substantially overlapping individual controlling persons, each of NEA 14, NEA 15-OF, the Control Entities and the Dual Managers may be deemed to share the power to direct the disposition and vote of the NEA 14 Shares and NEF 15-OF Shares.The address of the principal business office for the above referenced NEA entities is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.
(4)	Represents 68,793,080 Class A ordinary shares held of record by Tenet Group Limited, a limited liability company incorporated under the laws of BVI, which is wholly owned by Tenet Global Limited and ultimately controlled by Xueji (Jerry) Wang.
(5)	Represents (i) 55,924,749 Class A ordinary shares held of record by Tencent Mobility Limited, and (ii) 2,375,000 Class A ordinary shares represented by ADSs held of record by Image Frame Investment (HK) Limited, based on the Schedule 13G/A jointly filed by Tencent Mobility Limited and Image Frame Investment (HK) Limited, among others, with the SEC on March 29, 2021. Both Tencent Mobility Limited and Image Frame Investment (HK) Limited are incorporated in Hong Kong and wholly owned subsidiaries of Tencent. The registered address of Tencent Mobility Limited is Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong. Tencent Mobility Limited is wholly owned by Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange (Stock code: 00700).
(6)	Represents 34,806,920 Class B ordinary shares held of record by Tenet Vision Limited, a limited liability company incorporated under the laws of BVI wholly owned by Tenet Global Limited and ultimately controlled by Xueji (Jerry) Wang.
(7)	Represents 1,974,570 Class A ordinary shares and 26,825,430 Class B ordinary shares held of record by Unileo Limited. Unileo Limited is wholly owned by Liaohan (Leo) Chen.
(8)	Represents 1,427,050 Class A ordinary shares and 8,572,950 Class B ordinary shares held of record by Tuya Group Inc., a business company with limited liability incorporated under the laws of BVI wholly owned by Xueji (Jerry) Wang.

To our knowledge, as of April 10, 2024, a total of 2,992,010 Class A ordinary shares outstanding were held by two record holders in the United States, representing 0.5% of our total issued and outstanding ordinary shares on an as-converted basis as of such date. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.Major Shareholders

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

Other Material Related Party Transactions

There were no other material related party transactions during year ended December 31, 2023.

7.C.Interests of Experts and Counsel

Not applicable.

ITEM 8.     FINANCIAL INFORMATION

8.A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

From time to time, we may be subject to various claims and legal actions that arise in the ordinary course of our business. Other than the following proceedings, we are not a party to, and are not aware of any threat of, any legal or arbitral proceeding, which, in our opinion, would likely have a material and adverse effect on our business, financial condition or results of operations.

In August 2022, we and certain of our current and former directors and officers and our underwriters in our initial public offering in the United States were named as defendants in a putative securities class action filed in the U.S. District Court for the Southern District of New York. An amended complaint in this class action was filed in March 2023. The action, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, alleges that our registration statement on Form F-1 in connection with our March 2021 initial public offering contains materially false and misleading statements and omissions in violation of the U.S. federal securities laws. In May 2023, we filed a motion to dismiss the action. In March 2024, the Court granted our motion in part and denied our motion in part. The lawsuit is still in its preliminary stages. We are currently unable to estimate the potential loss, if any, associated with the resolution of the lawsuit. For risks and uncertainties relating to pending cases against us, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business— We and certain of our current and former directors and officers have been named as defendants in a putative shareholder class action lawsuit, and may, from time to time, be the subject of shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operations, cash flows and reputation.”

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

ITEM 9.     THE OFFER AND LISTING

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

ITEM 10.     ADDITIONAL INFORMATION

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our MAA and the Companies Act. Our MAA provides that dividends may be declared and paid out of our profits, realized or unrealized. Dividends may also be declared and paid out of share premium account or as otherwise permitted by the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

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

Voting Rights. In respect of all matters subject to a shareholders’ vote, unless otherwise provided by the MAA, holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings of our company (except as required by applicable law, rules and regulations and in relation to certain reserved matters set out in our MAA). Voting at any meeting of shareholders shall be determined by poll and not on a show of hands, save that the chairman of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Hong Kong Listing Rules to be voted on by a show of hands.

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

If our directors refuse to register a transfer they shall, within two calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the rules of the designated stock exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year.

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

Variations of Rights of Shares. Subject to the provision of our MAA, if at any time the share capital of our company is divided into different classes, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not our company is being wound up, be varied with the consent in writing of the holders of not less than three-fourths (3/4) in the nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class by members holding shares representing three-fourths (3/4) in nominal value of the issued shares of that class present and voting at such meeting. The rights conferred upon the holders of the shares of any class issued shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied or abrogated by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are given for up to 30 years);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our MAA, and maintain director and officer insurance. We currently also insure our directors and officers through a directors and officers insurance policy.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company: a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

People’s Republic of China Taxation

Our subsidiaries and the VIE in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the Enterprise Income Tax Law of the People’s Republic of China (the “EIT Law”), which was amended on December 29, 2018 and became effective on the same date and the Regulation on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China, which was amended on April 23, 2019 and became effective on the same date, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. In 2021, 2022 and 2023, preferential tax treatment was available to Hangzhou Tuya Information Technology Co., Ltd, which qualifies as a high-tech enterprise and is entitled to enjoy the 15% beneficial tax rate. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

Passive Foreign Investment Company

In general, a non-U.S. corporation is a passive foreign investment company (a “PFIC”) for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill and other intangible assets are active under the PFIC rules to the extent attributable to activities that produce active income.

We hold a substantial amount of cash and financial investments, and while that continues to be the case our PFIC status for any taxable year may depend on the average value of our goodwill and other intangible assets. We have not obtained any valuation of our goodwill or other assets. However, the value of our goodwill and other intangible assets for any taxable year may be determined, in large part, by reference to our average market capitalization, which has declined substantially since our initial public offering. If the value of our goodwill and other intangible assets for 2023 is determined by reference to our average market capitalization for 2023, then we were likely a PFIC for our 2023 taxable year. In light of our declined market capitalization, there is a significant risk that we will also be a PFIC for 2024, and possibly future taxable years, if the value of our assets were to be determined by reference to our market capitalization. Moreover, it is not entirely clear how the contractual arrangements between us and the VIE will be treated for purposes of the PFIC rules, and we may be a PFIC for any taxable year if the VIE is not treated as owned by us for these purposes. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. For these reasons, we cannot express an expectation as to our PFIC status for 2024 or any future taxable year. U.S. holders of our ADSs or Class A ordinary shares should consult their tax advisers regarding our PFIC status for any of our past, current or future taxable year.

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

In general, if we are a PFIC for any taxable year during which a U.S. Holder holds ADSs or Class A ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or Class A ordinary shares will be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ADSs or Class A ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period for the ADSs or Class A ordinary shares, whichever is shorter, such distributions will be subject to taxation in the same manner. Under a rule commonly referred to as the “once a PFIC always a PFIC” rule, if we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to these ADSs or Class A ordinary shares for all succeeding taxable years during which the U.S. Holder owns them, even if we cease to meet the threshold requirements for PFIC status. If we are or were a PFIC for any taxable year during a U.S. Holder’s holding period but cease to be a PFIC for subsequent years, U.S. Holders should consult their tax advisers regarding the advisability of making a “deemed sale” election that will allow them to eliminate the continuing PFIC status under certain circumstances, but may require them to recognize gain taxed under the PFIC rules described above in this paragraph.

Alternatively, if we are a PFIC and if the ADSs or Class A ordinary shares are “regularly traded” on a “qualified exchange,” as defined in applicable Treasury regulations, a U.S. Holder thereof could make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs or Class A ordinary shares will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity thereof are traded on a qualified exchange on at least 15 days during each calendar quarter. There can be no assurance that our ADSs or Class A ordinary shares will be treated as regularly traded for any relevant period. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs or Class A ordinary shares at the end of each taxable year in which we are a PFIC over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs or Class A ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs or Class A ordinary shares, as applicable, will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs or Class A ordinary shares in a taxable year when we are a PFIC will be treated as ordinary income, and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess loss treated as a capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs or Class A ordinary shares will be treated as discussed under “—Taxation of Distributions” below. There is no law, regulation or administrative guidance that provides for a right to make a mark-to-market election with respect to any Lower-tier PFIC that is not publicly traded. Therefore, if we are a PFIC for any taxable year, U.S. Holders could be subject to the general PFIC rules described in the preceding paragraph with respect to any Lower-tier PFIC even if they make a mark-to-market election with respect to us. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.

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

U.S. Holders should consult their tax advisers regarding our PFIC status for 2023 and any other taxable year, and the application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC taxes. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. However, IRS notices (i) indicate that the Treasury and the IRS are considering amendments to these Treasury regulations and (ii) provide relief from certain of their provisions for taxable years ending before the date that a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the relevant taxable year.

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

As described in “—People’s Republic of China Taxation” above, gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes if we are treated as a PRC resident enterprise for PRC tax purposes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. Under certain Treasury regulations, a U.S. Holder will generally be precluded from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares, unless the U.S. Holder is eligible for Treaty benefits and elects to apply them. However, as discussed above, IRS notices (i) indicate that the Treasury and the IRS are considering amendments to these Treasury regulations and (ii) provide relief from certain of the regulations’ provisions for taxable years ending before the date that a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). Even if these Treasury regulations do not prohibit a U.S. Holder from claiming a foreign tax credit with respect to any PRC income tax on disposition gains, other limitations under the foreign tax credit rules may preclude a U.S. Holder from claiming a foreign tax credit, in whole or in part, with respect to such taxes. If a U.S. Holder is precluded from claiming a foreign tax credit with respect to any PRC income taxes on disposition gains, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

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

10.I.Subsidiary Information

Not applicable.

10.J.Annual Report to Security Holders

We intend to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest risk exposure. However, interest-earning instruments carry a degree of interest rate risk. Our future interest income may be lower than expected due to changes in market interest rates.

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

As of December 31, 2023, we had Renminbi-denominated cash and cash equivalents of RMB349.8 million (US$49.4 million), and U.S. dollar-denominated cash and cash equivalents of US$447.3 million.

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2021, 2022 and 2023 were increases of 0.9%, 2.0% and 0.2%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. Additionally, high global inflation has been weakening consumption sentiment and dampening enterprises’ confidence in doing business. We may not be able to hedge our exposure to higher inflation in China and globally.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. In 2023, excluding withholding tax, we did not receive any reimbursement from The Bank of New York Mellon, for the expenses incurred in connection with our ADR program.

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

PART II

ITEM 13.     ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

For the period from March 17, 2021, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2023, we used approximately US$181.0 million of the net proceeds received from our initial public offering for the purposes as disclosed in the IPO Registration Statement (i.e., research and development; investment in technology infrastructure; marketing and branding; other capital expenditures; and other general corporate purposes), as well as repurchases of ADSs from the open market. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. We intend to use the remainder of the net proceeds from our initial public offering for the foregoing purposes.

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

For the period from May 31, 2022, the date that the shelf registration statement on Form F-3 was automatically effective, to December 31, 2023, we used approximately US$2.7 million of the net proceeds received from our global offering for the purposes as disclosed in the prospectus supplements (i.e., enhancing our IoT technologies and infrastructure; expanding and enhancing our product offerings; marketing and branding activities; pursuing strategic partnerships, investments and acquisitions to implement our long-term growth strategies; and general corporate purposes and working capital needs).

None of the net proceeds we received from the global offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. We intend to use the remainder of the net proceeds from our global offering for the foregoing purposes.

ITEM 15.     CONTROLS AND PROCEDURES

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

ITEM 16.A.     AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16.B.     CODE OF ETHICS

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

ITEM 16.C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
	2022	2023
	US$	US$

	(in thousands)
Services
Audit Fees(1)	1,890	1,088
Total	1,890	1,088
(1)	“Audit Fees” refer to the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2022 and 2023, the audit refers to financial audit and services that are normally provided by our principal auditor in connection with regulatory filings for those fiscal years.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, including audit services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

On November 9, 2022, we announced a share repurchase program authorized by our board of directors. Under the 2022 program, we may repurchase up to US$50 million of our Class A ordinary shares, including in the form of ADSs, pursuant to the general mandate granted to our board of directors to exercise all powers of our company to repurchase Class A ordinary shares, including in the form of ADSs, by the shareholders of our company at the annual general meeting on November 1, 2022. The 2022 share repurchase program commenced on November 9, 2022 and ended on June 29, 2023, the date on which a new general repurchase mandate was granted by the shareholders to our board of directors at our annual general meeting held on June 20, 2023.

On June 29, 2023, we announced a new share repurchase program authorized by our board of directors. Under the new program, we may repurchase up to US$50 million of its Class A ordinary shares, including in the form of ADSs, pursuant to the general mandate granted to the our board of directors to exercise all powers of our company to repurchase ordinary shares including in the form of ADSs by the shareholders of the our company on the annual general meeting on June 20, 2023. This new share repurchase program commenced on June 29, 2023 and will end on the date on which a new general repurchase mandate is granted by the shareholders to our board of directors on our company’s next annual general meeting which is due to be held by June 30, 2024 under the Hong Kong Listing Rules. Under the new program, our proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to Rule 10b-18 and/or Rule 10b5-1 requirements of the SEC and applicable requirements under the Hong Kong Listing Rules. Our board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size or suspend or discontinue the program.

The table below sets forth a summary of shares repurchased by us during the year ended December 31, 2023.

			Total Number
			of Class A	Approximate
			ordinary	Dollar Value of
			shares and/or	Class A
	Total Number		ADSs	ordinary shares
	of Class A	Average Price	Purchased as	and/or ADSs
	ordinary	Paid per Class	Part of the	that May Yet Be
	shares and/or	A ordinary	Publicly	Purchased
	ADSs	shares and/or	Announced	under the
	Purchased	ADS	Plan(s)	Plan(s) (in US$)
Period
January 2023	—	—	—	45,770,876
Feburary 2023	—	—	—	45,770,876
March 2023	620,507	1.73	620,507	44,697,905
April 2023	—	—	—	44,697,905
May 2023	—	—	—	44,697,905
June 2023	68,900	1.93	68,900	44,564,873
July 2023	—	—	—	44,564,873
August 2023	345,488	1.64	345,488	49,432,276
September 2023	165,899	1.55	165,899	49,175,381
October 2023	—	—	—	49,175,381
November 2023	—	—	—	49,175,381
December 2023	—	—	—	49,175,381

ITEM 16.F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.     CORPORATE GOVERNANCE

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

Currently, we have three members on our nomination committee, consisting of two independent directors and one director who is an executive officer. We have three members on our compensation committee, consisting of two independent directors and one director who is an executive officer. Nevertheless, our board of directors is composed of eight members, four of whom are independent directors within the meaning of Section 303A of the NYSE Listed Company Manual, and we currently maintain fully independent audit and corporate governance committees.

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

ITEM 16.H.     MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.     DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J.     INSIDER TRADING POLICIES

Not applicable.

ITEM 16.K.    CYBERSECURITY

Risk Management and Strategy

Cybersecurity risk management is an integral part of our overall enterprise risk management system. Our cybersecurity risk management program is designed to align with major industry standards such as ISO/IEC 270001, ISO/IEC 27017, and ISO/IEC 27701, among others, as well as assist us in maintaining procedures for assessing, identifying and managing material risks from cybersecurity threats and incidents.

We have established a comprehensive cybersecurity threat defense system designed to mitigate both internal and external cybersecurity threats. This system spans various layers, including network, host, application and hardware security, and integrates a range of security capabilities such as web application firewalls (“WAFs”), message queuing telemetry transport (“MQTT”) application firewalls, intrusion detection, runtime application self-protection (“RASP”), host-based intrusion detection system (“HIDS”), protection measures against distributed denial-of-service (“DDoS”) attacks, threat defense, and real-time monitoring. We apply diverse methods to manage cybersecurity risks and protect sensitive data, including technical safeguards, procedural protocols, a monitoring program on our corporate network, regular evaluations of security measures both internally and with external service providers, an incident response program, and regular training sessions for our employees. For example, the implementation and effectiveness of our security measures are evaluated internally on an annual basis, and we require employees to complete certain cybersecurity awareness trainings at least once annually. We also engage third parties to assess and audit our cybersecurity programs and compliance with applicable practices and standards. For example, we have worked with leading privacy compliance and cybersecurity firms, such as TrustArc, ioXt Alliance and Palo Alto Networks, for privacy management and penetration testing.

As of the date of this annual report, we are not aware of having experienced any material cybersecurity incidents or identified any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we, or the cloud service providers or other third parties upon which we rely, have not experienced, or will not experience, an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors—Unauthorized or improper disclosures of personal information, cyberattacks or other security incidents or data breaches that affect our networks or systems, or those of our cloud service providers or our customers, whether inadvertent or purposeful, could degrade our ability to conduct our business, compromise the integrity of our products and services, platform and data, result in significant data losses and the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data which could adversely affect our business, financial condition and results of operations.”

Governance

Our board of directors has overall oversight responsibility for our risk management, and our senior management team is responsible for the day-to-day cybersecurity risk management oversight. Our board of directors shall maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F).

In addition, at the management level, we have established a Compliance committee, which is chaired by our Chief Executive Officer, to oversee and manage cybersecurity related matters. The Compliance committee consists of four executives, including our Chief Information Security Officer (“CISO”), who is in charge of our cybersecurity team and has over 10 years of experience in managing confidentiality-related cybersecurity issues. Our Compliance committee reports to our senior management team on a semi-annual basis regarding its assessment, identification and management on material cybersecurity incidents or material risks from cybersecurity threats to our company, if any. We have also established an incident response team that consists of our CISO, our Data Protection Officer (“DPO”) and our Chief Privacy Officer (“CPO”). If a cybersecurity incident occurs, our incident response team is responsible for organizing relevant personnel to conduct an internal assessment and report to our Compliance committee. If it is determined that the incident could potentially be material to our business, our Compliance committee will promptly report the assessment results to our senior management team and our general counsel to the extent appropriate and our Compliance committee would then prepare disclosure material on the cybersecurity incident for review and approval by our board of directors, in compliance with applicable cybersecurity and data privacy laws.

PART III

ITEM 17.     FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.     FINANCIAL STATEMENTS

The consolidated financial statements of Tuya Inc. are included at the end of this annual report.

ITEM 19.     EXHIBITS

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

4.1

2015 Equity Incentive Plan, as amended and restated on June 15, 2022 (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form 20-F (File No. 001-40210), no amendment, initially filed with the SEC on April 26, 2023)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-253575), as amended, initially filed with the SEC on February 26, 2021)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-253575), as amended, initially filed with the SEC on February 26, 2021)

4.4

Fifth Amended and Restated Shareholders’ Agreement dated September 11, 2019 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-253575), as amended, initially filed with the SEC on February 26, 2021)

Exhibit Number	Description of Document

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

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Jia Yuan Law Offices

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

15.4*	Consent of CIC

97*	Tuya Inc. Compensation Recoupment Policy

Exhibit Number	Description of Document

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tuya Inc.

By:	/s/ Xueji (Jerry) Wang
	Name:	Xueji (Jerry) Wang
	Title:	Chief Executive Officer and Director

Date: April 24, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tuya Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tuya Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive loss, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for allowance for credit losses in 2023.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 24, 2024

We have served as the Company’s auditor since 2020.

TUYA INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

		As of December 31,
	Note	2022	2023
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		133,161	498,688
Short-term investments	2(e),4	821,134	291,023
Accounts receivable, net	5	12,172	9,214
Notes receivable, net		2,767	4,955
Inventories, net	6	45,380	32,865
Prepayments and other current assets, net	7	8,752	11,053
Total current assets		1,023,366	847,798
Non-current assets:
Property, equipment and software, net	8	3,827	2,589
Operating lease right-of-use assets, net	10	9,736	7,647
Long-term investments	2(e),9	18,031	207,489
Other non-current assets, net	7	1,179	877
Total non-current assets		32,773	218,602
Total assets		1,056,139	1,066,400
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of 1,422 and 1,679 as of December 31, 2022 and 2023, respectively):
Accounts payable	11	9,595	11,577
Advance from customers		27,633	31,776
Deferred revenue, current	2(q),13	6,821	6,802
Accruals and other current liabilities	12	33,383	32,807
Income tax payables		—	689
Lease liabilities, current	10	3,850	3,883
Total current liabilities		81,282	87,534
Non-current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of nil and nil as of December 31, 2022 and 2023, respectively):
Lease liabilities, non-current	10	5,292	3,904
Deferred revenue, non-current	2(q),13	394	506
Other non-current liabilities	12	7,004	3,891
Total non-current liabilities		12,690	8,301
Total liabilities		93,972	95,835

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2022 AND 2023

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

		As of December 31,
	Note	2022	2023
		US$	US$
Shareholders’ equity:
Ordinary shares (US$0.00005 par value; nil shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	15	—	—
Class A ordinary shares (US$0.00005 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 499,146,560 and 504,387,299 shares issued as of December 31, 2022 and 2023, respectively; 473,550,229 and 487,591,968 shares outstanding as of December 31, 2022 and 2023, respectively)	15	25	25
Class B ordinary shares (US$0.00005 par value; 200,000,000 and 200,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 79,400,000 and 70,205,300 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	15	4	4
Treasury stock (US$0.00005 par value; 25,596,331 and 16,795,331 shares as of December 31, 2022 and 2023, respectively)		(86,438)	(53,630)
Additional paid-in capital		1,584,764	1,616,105
Accumulated other comprehensive loss		(22,115)	(17,091)
Accumulated deficit		(514,073)	(574,848)
Total shareholders’ equity		962,167	970,565
Total liabilities and shareholders’ equity		1,056,139	1,066,400

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

		Year Ended December 31,
		2021	2022	2023
	Note
Revenue	2(q)	302,076	208,172	229,990
Cost of revenue		(174,209)	(118,749)	(123,335)
Gross profit		127,867	89,423	106,655
Operating expenses:
Research and development expenses		(174,289)	(144,942)	(102,277)
Sales and marketing expenses		(75,384)	(55,662)	(40,440)
General and administrative expenses		(71,589)	(67,513)	(80,663)
Other operating incomes, net		9,835	10,508	10,901
Total operating expenses		(311,427)	(257,609)	(212,479)
Loss from operations		(183,560)	(168,186)	(105,824)
Other income/(loss)
Other non-operating incomes, net		1,958	2,904	3,113
Financial income, net	14	7,286	18,546	44,976
Foreign exchange (loss)/gain, net		(618)	2,441	669
Loss before income tax expense		(174,934)	(144,295)	(57,066)
Income tax expense	18	(490)	(1,880)	(3,249)
Net loss		(175,424)	(146,175)	(60,315)
Net loss attributable to Tuya Inc.		(175,424)	(146,175)	(60,315)
Net loss attributable to ordinary shareholders		(175,424)	(146,175)	(60,315)
Net loss		(175,424)	(146,175)	(60,315)
Other comprehensive income/(loss)
Changes in fair value of long-term investments		357	(9,493)	(7,791)
Transfer out of fair value changes of long-term investments	9	—	—	15,537
Foreign currency translation		1,482	(14,942)	(2,722)
Total comprehensive loss attributable to Tuya Inc.		(173,585)	(170,610)	(55,291)
Net loss attributable to Tuya Inc.		(175,424)	(146,175)	(60,315)
Net loss attributable to ordinary shareholders		(175,424)	(146,175)	(60,315)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	19	489,149,533	553,527,529	555,466,061

Net loss per share attributable to ordinary shareholders-basic and diluted	19	(0.36)	(0.26)	(0.11)

Share-based compensation expenses were included in:
Research and development expenses		14,542	14,692	14,734
Sales and marketing expenses		6,702	6,825	5,446
General and administrative expenses		44,845	47,502	45,036

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

		Ordinary shares
		(US$0.00005 par value)			Treasury stock		Accumulated
		Number		Additional	Number		other		Total
		of		paid-in	of		comprehensive	Accumulated	shareholders’
		shares issued	Amount	capital	shares issued	Amount	income	deficit	(deficit)/equity
	Note		US$	US$		US$	US$	US$	US$
Balance as of December 31, 2020		221,980,000	11	27,315	—	—	481	(192,474)	(164,667)
Issuance of ordinary shares upon Initial Public Offering and related over-allotment option, net of cost of issuance	15	45,076,479	2	904,730	—	—	—	—	904,732
Issuance of ordinary shares prior to Initial Public Offering	15	16,026,282	1	199,999	—	—	—	—	200,000
Conversion of redeemable preferred shares	16	278,163,799	14	333,653	—	—	—	—	333,667
Issuance of ordinary shares reserved for equity incentive plan	15	10,000,000	1	—	(10,000,000)	(1)	—	—	—
Repurchase of ordinary shares	15	—	—	—	(7,008,269)	(53,645)	—	—	(53,645)
Exercise of share option and vested restricted share unit		—	—	(5,646)	5,403,461	6,716	—	—	1,070
Net loss		—	—	—	—	—	—	(175,424)	(175,424)
Fair value change of long-term investment		—	—	—	—	—	357	—	357
Foreign currency translation adjustment		—	—	—	—	—	1,482	—	1,482
Share-based compensation		—	—	66,089	—	—	—	—	66,089
Balance as of December 31, 2021		571,246,560	29	1,526,140	(11,604,808)	(46,930)	2,320	(367,898)	1,113,661

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

		Ordinary shares
		(US$0.00005 par value)			Treasury stock
							Accumulated
		Number		Additional	Number		other		Total
		of		paid-in	of		comprehensive	Accumulated	shareholders’
		shares issued	Amount	capital	shares issued	Amount	income	deficit	equity
	Note		US$	US$		US$	US$	US$	US$
Balance as of December 31, 2021		571,246,560	29	1,526,140	(11,604,808)	(46,930)	2,320	(367,898)	1,113,661
Repurchase of ordinary shares	15	—	—	—	(18,839,849)	(59,631)	—	—	(59,631)
Exercise of share option and vested restricted share unit		—	—	(19,084)	4,848,326	20,123	—	—	1,039
Issuance of ordinary shares upon the Dual Primary Listing, net of cost of issuance	15	7,300,000	—	8,689	—	—	—	—	8,689
Net loss		—	—	—	—	—	—	(146,175)	(146,175)
Fair value change of long-term investment		—	—	—	—	—	(9,493)	—	(9,493)
Foreign currency translation adjustment		—	—	—	—	—	(14,942)	—	(14,942)
Share-based compensation		—	—	69,019	—	—	—	—	69,019
Balance as of December 31, 2022		578,546,560	29	1,584,764	(25,596,331)	(86,438)	(22,115)	(514,073)	962,167

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

		Ordinary shares
		(US$0.00005 par value)			Treasury stock
							Accumulated
		Number		Additional	Number		other		Total
		of		paid-in	of		comprehensive	Accumulated	shareholders’
		shares issued	Amount	capital	shares issued	Amount	loss	deficit	equity
	Note		US$	US$		US$	US$	US$	US$

Balance as of December 31, 2022		578,546,560	29	1,584,764	(25,596,331)	(86,438)	(22,115)	(514,073)	962,167
Cumulative effect of accounting change	2(ae)	—	—	—	—	—	—	(460)	(460)
Balance as of January 1, 2023		578,546,560	29	1,584,764	(25,596,331)	(86,438)	(22,115)	(514,533)	961,707
Repurchase of ordinary shares	15	—	—	—	(1,200,794)	(2,254)	—	—	(2,254)
Exercise of share option and vested restricted share unit		—	—	(27,361)	6,047,833	28,548	—	—	1,187
Cancellation of Treasury stock	15	(3,953,961)	—	(6,514)	3,953,961	6,514	—	—	—
Net loss		—	—	—	—	—	—	(60,315)	(60,315)
Fair value change of long-term investment		—	—	—	—	—	(7,791)	—	(7,791)
Transfer out of fair value changes of long-term investments		—	—	—	—	—	15,537	—	15,537
Foreign currency translation adjustment		—	—	—	—	—	(2,722)	—	(2,722)
Share-based compensation		—	—	65,216	—	—	—	—	65,216
Balance as of December 31, 2023		574,592,599	29	1,616,105	(16,795,331)	(53,630)	(17,091)	(574,848)	970,565

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

		Year Ended December 31,
		2021	2022	2023
Cash flows from operating activities:	Note
Net loss		(175,424)	(146,175)	(60,315)
Adjustments to reconcile net loss to net cash generated from operating activities:
Share-based compensation		66,089	69,019	65,216
Depreciation and amortization of property, equipment and software	8	3,369	3,443	2,449
Amortization of right-of-use assets	10	6,981	4,766	4,100
Allowance for doubtful receivables / allowance for credit losses		1,030	288	1,595
Inventory write-downs	6	1,806	4,067	3,298
Loss/(gain) on disposal of property, equipment and software		365	(219)	(221)
Loss/(gain) on foreign currency exchange rates		618	(2,441)	(669)
Investment loss/ (gain)		—	2,167	(697)
Fair value change on short-term and long-term investments	14	833	(7,449)	76
Impairment loss of long-term investments	9	—	—	15,537
Cash flows from operating activities:
Changes in operating assets and liabilities:
Accounts receivable		(23,430)	20,241	1,046
Notes receivable		7,733	(1,374)	(2,284)
Inventories		(22,121)	13,135	9,217
Prepayments and other current assets		(13,134)	8,893	(1,251)
Other non-current assets		(89)	639	290
Accounts payable		(10,947)	(2,617)	1,982
Advance from customers		4,010	(3,455)	4,143
Deferred revenue		5,938	(2,898)	93
Income tax payable		(159)	—	689
Accruals and other payables		19,109	(24,280)	(1,372)
Lease liabilities		(7,164)	(4,924)	(3,366)
Other non-current liability		8,484	(1,480)	(3,113)
Net cash (used in)/generated from operating activities		(126,103)	(70,654)	36,443
Cash flows from investing activities:
Payment for short-term investments		(468,705)	(1,257,697)	(327,244)
Proceeds from disposal of short-term investments		385,549	543,790	853,703
Purchase of property, equipment and software		(6,193)	(710)	(1,499)
Proceeds from disposal of property, equipment and software		28	464	509
Provision of bridge loans		(2,930)	—	—
Loan repayment		628	—	—
Payment for long-term investments		(21,334)	(1,575)	(193,014)
Proceeds from other investing activities		—	1,503	—
Net cash (used in)/generated from investing activities		(112,957)	(714,225)	332,455

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

		Year Ended December 31,
	Note	2021	2022	2023
		US$	US$	US$
Cash flows from financing activities:
Proceeds from issuance of Class A ordinary shares upon Initial Public Offering and related over-allotment option, net of cost of issuance		904,732	—	—
Payment for repurchase and cancellation of ordinary shares		(64,000)	(48,678)	(3,339)
Proceeds from issuance of ordinary shares prior to Initial Public Offering		200,000	—	—
Proceeds from exercise of share options		1,070	1,039	1,187
Proceeds from issuance of Class A ordinary shares upon the Dual Primary Listing, net of cost of issuance		—	9,057	—
Payments of deferred offering costs		—	—	(71)
Net cash generated from/ (used in) financing activities		1,041,802	(38,582)	(2,223)
Effect of exchange rate changes on cash and cash equivalents, restricted cash		2,879	(7,954)	(1,148)
Net increase/ (decrease) in cash and cash equivalents, restricted cash		805,621	(831,415)	365,527
Cash and cash equivalents, restricted cash at the beginning of year		158,955	964,576	133,161
Cash and cash equivalents, restricted cash at the end of year		964,576	133,161	498,688

Supplemental cash flow disclosures
Cash paid for income tax		(616)	(843)	(2,819)

Supplemental schedule of non-cash investing activities
Conversion from bridge loan into investment		2,302	—	—

		As of December 31,
		2021	2022	2023
		US$	US$	US$
Cash and cash equivalents	2(f)	963,938	133,161	498,688
Restricted cash	2(g)	638	—	—
Total cash, cash equivalents and restricted cash shown in the statement of cash flows		964,576	133,161	498,688

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

As of December 31, 2022 and 2023, the Company’s principal subsidiaries and consolidated VIE are as follows:

	Date of	Place of	Percentage of direct		Principal
Name of subsidiaries	incorporation	incorporation	or indirect ownership		activities
			December 31,
			2022	2023
Tuya (HK) Limited	September 12, 2014	Hong Kong, China	100%	100%	Investment holding and business development
Hangzhou Tuya Information Technology Co., Ltd.	December 5, 2014	Hangzhou, China	100%	100%	Sales of IoT PaaS, Smart devices, SaaS and Others and research and development
Tuya Smart Inc.	July 19, 2019	Delaware, United States	100%	100%	Business development
Tuya Global Inc.	July 22, 2015	California, United States	100%	100%	Business development
Tuyasmart (India) Private Limited	January 31, 2019	Gurgaon, India	100%	100%	Business development
Tuyasmart (Colombia) S.A.S	July 2, 2019	Medellin, Colombia	100%	100%	Business development
Tuya GmbH	May 13, 2019	Hamburg, Germany	100%	100%	Business development
Tuya Japan Co., Ltd.	January 23, 2019	Tokyo, Japan	100%	100%	Business development
Zhejiang Tuya Smart Electronics Co., Ltd.	May 9, 2020	Hangzhou, China	100%	100%	Sales of Smart devices

	Date of	Place of	Economic		Principal
Name of VIE	incorporation	incorporation	interest held		activities
			December 31,
			2022	2023
Hangzhou Tuya Technology Co., Ltd.	June 16, 2014	Hangzhou, China	100%	100%	No substantial business

The VIE operated de minimis business activities and had no material impact on the Company’s financial position, results of operations or cash flows for the years ended December 31, 2021, 2022 and 2023.

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

(c)    Use of Estimates

The preparation of the Group’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, long-lived assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to impairment provision for inventories, valuation allowance for deferred tax assets, stand-alone selling prices (SSP) for each distinct performance obligation, the valuation of ordinary shares, share-based compensation, long-term investments, and the determination of allowance for current expected credit losses. Estimates are based on historical experiences and on various assumptions that the Group believes are reasonable under current circumstances. Given the changes in circumstances, facts and experience may cause the Group to revise its estimates, actual results could differ materially from those estimates.

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

Financial assets and liabilities of the Group mainly consist of cash and cash equivalents, time deposits, equity securities, account receivables, notes receivable, derivative instruments, certain other current assets, U.S. treasury securities, available-for-sale debt securities, account payables and certain accruals and other liabilities. As of December 31, 2022 and 2023, except for time deposits, derivative instruments, equity securities and available-for-sale debt securities, the carrying values of these financial instruments approximated their fair values due to their short-term maturity. The Group reports equity securities with readily determinable fair values included in short-term investments at fair value and discloses the fair value of these investments based on level 1 measurement. The Group reports time deposits included in short-term investments, derivative instruments and equity securities with readily determinable fair value included in long-term investments at fair value, and discloses their fair value based on level 2 measurement. The Group reports available-for-sale debt securities at fair value and discloses the fair value of these investments based on level 3 measurement.

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

		Fair value measurement at reporting date using
	Fair value	Quoted Prices in Active		Significant
	as of	Markets for Identical	Significant Other	Unobservable
	December 31,	Assets	Observable Inputs	Inputs
Description	2022	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Assets:
Short-term investments	821,134	2,249	818,885	—
Long-term investments	18,031	—	366	17,665
	839,165	2,249	819,251	17,665

		Fair value measurement at reporting date using
	Fair value	Quoted Prices in Active		Significant
	as of	Markets for Identical	Significant Other	Unobservable
	December 31,	Assets	Observable Inputs	Inputs
Description	2023	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Assets:
Short-term investments	291,023	2,265	288,758	—
Long-term investments	10,110	—	236	9,874
	301,133	2,265	288,994	9,874

The roll forward of major Level 3 investments are as follows:

US$

Fair value of Level 3 investments as of December 31, 2021	25,583
New addition	1,575
The change in fair value of the investments	(9,493)
Fair value of Level 3 investments as of December 31, 2022	17,665
The change in fair value of the investments	(7,791)
Fair value of Level 3 investments as of December 31, 2023	9,874

Management determined the fair value of these Level 3 investments based on market approach using various unobservable inputs. The determination of the fair value required significant judgement by management with respect to the assumptions and estimates for the lack of marketability discounts, expected volatility and probability in equity allocation. The significant unobservable inputs adopted in the valuation as of December 31, 2022 and 2023 are as follows:

As of December 31,
	2022	2023
Unobservable Inputs

Expected volatility	40%-63%	40%-59%
Probability	Liquidation scenario:35%-45%	Liquidation scenario:38%-40%
	Redemption scenario:35%-45%	Redemption scenario:38%-40%
	IPO scenario:10%-30%	IPO scenario:20%-25%

(f)    Cash and Cash Equivalents

Cash and cash equivalents include cash in bank and time deposits placed with banks or other financial institutions which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

(g)    Restricted Cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash is substantially cash balance on deposit required by its business partners and commercial banks. The restricted cash balance as of December 31, 2021 was related to deposits for foreign currency forward contracts, and were subsequently released from the restriction in January 2022.

(h)    Short-term Investments

Short-term investments are comprised of i) time deposits placed with banks with original maturities longer than three months but less than one year, ii) time deposits placed with bank with original maturities longer than one year which are transferable and the Group has intention to sell within one year, iii) structured deposits issued by banks which contains fixed or variable interest with original maturities within one year, and iv) equity securities with readily determinable fair value which the Group has intention and ability to sell within one year. The time deposits are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturities. These investments are stated at fair value. Changes in the fair value are reflected in financial income, net in the consolidated statements of comprehensive loss.

(i)    Accounts Receivable, net

Accounts receivables are presented net of allowance for doubtful accounts. On January 1, 2023, the Company adopted ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which creates an impairment model that is based on expected losses rather than incurred losses. The Company adopted the accounting standards update using a modified retrospective approach. Upon adoption of the new standard on January 1, 2023, the Company recorded a net decrease to its retained earnings of US$460.

The Company’s accounts receivable, notes receivable, certain other receivables recorded in prepayments and other current assets and other non-current assets, and deposits and U.S. treasury securities are within the scope of ASC Topic 326. To estimate the allowance for current expected credit losses (“CECL”), the Company has identified the relevant risk characteristics of its customers and the related receivables which include but are not limited to geographic region and industry. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the past collection history, future forecasts and macroeconomic factors. Other key factors that influence the CECL analysis include industry-specific factors and certain qualitative adjustments that could impact the Company’s receivables. This is assessed at each period end based on the Company’s specific facts and circumstances. There have been no significant impact of changes in the assumptions since adoption. The Group recorded the total allowance for credit losses of US$1,595 and write off the allowance for credit losses of US$304 under ASU 2016-13 Financial instruments – credit losses for the year ended December 31, 2023.

Notes receivable are primarily bank acceptance notes. The Group accepts bank acceptance notes from customers for products sold or services performed in the ordinary course of business. Bank acceptance notes are negotiable instruments with cash settlement from commercial banks within 6 months. Upon receipt of the bank acceptance notes, the Group’s accounts receivable from the customer is derecognized. The bank acceptance notes can also be endorsed to suppliers as settlement of accounts payable. Bank acceptance notes of nil , nil, and US$670 were endorsed to suppliers for the years ended December 31, 2021, 2022 and 2023, respectively. The Group sells bank acceptance notes to financial institutions without recourse in the normal course of business through factoring arrangements. These bank acceptance notes transferred without recourse were US$13,814, US$4,620 and nil for the years ended December 31, 2021, 2022 and 2023 respectively, and were derecognized.

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

(k)    Operating Leases

The Group applies ASC 842, Leases and determines if an arrangement is a lease at inception. Operating leases are primarily for office and warehouse and are included in operating lease right-of-use assets, net, operating lease liabilities, current and operating lease liabilities, non-current on its consolidated balance sheets. Operating lease right-of-use assets represent the Group’s right to use an underlying asset for the lease term and operating lease liabilities represent obligation to make lease payment arising from the lease. The operating lease right-of-use assets and liabilities are recognized at lease commencement date based on the present value of lease payment over the lease term. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease right-of-use assets also include any lease payments made and exclude lease incentives. The Group’s lease term may include options to extend or terminate the lease. Renewal options are considered within the operating lease right-of-use assets and liabilities when it is reasonably certain that the Group will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

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

(n)    Long-term Investments

Long-term investments represent the Group’s equity security investments, debt security investments and time deposits in the periods presented: i) Equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes, recorded in the consolidated statements of comprehensive loss; ii) Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded in financial income, net in the consolidated statements of comprehensive loss; iii) Debt security investments that have readily determinable fair value, are accounted for as available-for-sale security investments and are recognized based on trade date and carried at estimated fair value with the aggregate unrealized gains and losses related to these investments, net of taxes, reported through other comprehensive income in the consolidated statements of comprehensive loss; iv) Time deposits placed with bank with original maturities longer than one year which are not transferable and accounted for at amortised cost; v) U.S. treasury securities with original maturities of two to three years are accounted for at amortised cost, and interest income is recognized using the effective interest method adjusted periodically based on changes in estimated cash flows.

An investment in available-for-sale debt security is considered impaired if the fair value of the security is less than its amortized cost basis. To determine the amount of impairment related to credit, the Group compares the present value of the cash flows expected to be collected on the available-for-sale debt security with the security’s amortized cost basis. If the present value of cash flows expected to be collected is less than the security’s amortized cost basis, a credit-related impairment exists, and the difference should be recorded as an allowance for credit losses through net income.

(o)    Impairment of Long-lived Assets

For other long-lived assets including property, equipment and software and other non-current assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment charges were recognized for the years ended December 31, 2021, 2022 and 2023.

(p)    Value Added Taxes

The Group’s subsidiaries and the VIE in the PRC are subject to value-added taxes (“VAT”) on its products and services, less any deductible VAT the Group has already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law. VAT is not included in the revenue recognized for the Group.

The Company’s two subsidiaries, Hangzhou Tuya Information Technology Co., Ltd. and Zhejiang Tuya Smart Electronics Co., Ltd. obtained their software copy certificate in July and December 2020, respectively, and are eligible for the VAT refund-upon-collection policy, which entitles Hangzhou Tuya Information Technology Co., Ltd. and Zhejiang Tuya Smart Electronics Co., Ltd. to receive relevant refunds for the amount of VAT in excess of 3% of its actual tax burden upon completion of relevant the VAT refund filling process. The VAT refund received is recorded in other operating incomes, net in the consolidated statements of comprehensive loss. For the years ended December 31, 2021, 2022 and 2023, VAT refunds received by the Company was US$8,919, US$6,211 and US$7,037, respectively.

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

Revenue is recorded net of value-added tax.

The Group’s revenue was disaggregated by its major revenue streams in the years presented as follows:

	Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
IoT PaaS	261,360	152,914	167,694
Smart device distribution	22,153	25,446	26,517
SaaS and others	18,563	29,812	35,779
Total revenue	302,076	208,172	229,990

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

The Group replaced 2019 Membership Program and 2020 Membership program with a new membership program (“2023 Membership Program”) in the first quarter of 2023. In the 2023 Membership Program, the customers are offered to choose either i) pay an upfront fixed fee in exchange for price discount in future purchases (the “Deposit scheme”), or ii) enjoy sales rebates based upon purchase achieved without paying any upfront fees (the “Rebate scheme”) with the membership period of typically 12 months. Under Deposit scheme, the upfront fee are refundable only if the volume requirements are met when the membership period ends. Considering past experience and current forecast, the Group does not expect being able to keep any of the membership fees and such fees are recorded as a refund liability. Under the Rebate schedule, sales rebates are estimated based on the past experience and current forecasts and recognized as the customers make progress towards the purchase threshold. The sales rebates are accounted for as reduction of net sales.

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

As of December 31, 2022 and 2023, the aggregate amount of transaction price allocated to the remaining performance obligations was US$7,215 and US$7,308, respectively, of which US$6,821 and US$6,802 were recorded in current deferred revenue while US$394 and US$506 were recorded in non-current deferred revenue, respectively.

The Group’s contract liability, including both deferred revenue and advances from customers, is US$34,848 and as US$39,084 of December 31, 2022 and 2023, respectively.

The Group applies the practical expedient to omit disclosure of information about the transaction price allocated to remaining performance obligations and when revenue will be recognized, for contracts which have a duration of one year or less. The remaining amounts recorded in non-current deferred revenue of US$394 and US$506 as of December 31, 2022 and 2023, respectively, would likely be recognized within 18 to 36 months.

The Group provides warranty for IoT PaaS and smart device distribution mainly for one year. The Group accrues a warranty reserve for all IoT PaaS and smart device distribution, which include the Group’s best estimate of the projected costs to repair or replace items under warranties. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Group’s history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve when the Group accumulates more actual data and experience in the future. The warranty reserve expected to be incurred is included within accruals and other liabilities in the consolidated balance sheets.

(r)    Advances from Customers

Amounts recorded in the advances from customers account represent cash payments made upfront by the Group’s customers under each sales contract. These amounts are not yet reclassified to the deferred revenue account because the Group has not started to fulfil any of its performance obligations identified under the contract at the time. The amounts in the advances from customers are reclassified to either revenue or deferred revenue when the Group commences fulfilment of its performance obligation, depending on whether respective revenue is to be recognized at one point of time or over the period of time. If the Group fulfils its performance obligation at one point of time, the related amount in the advances from customers will be reclassified and recognized as revenue; whereas for the performance obligation that the Group starts to provide over the period of time, the amount in the advances from customers will be reclassified to deferred revenue.

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

(u)    Sales and Marketing Expenses

Sales and marketing expenses consist primarily of payroll cost including share-based compensation expenses for sales and marketing personnel, promotion and marketing expenses, rental expenses and depreciation and other expenses in associated with sales and marketing functions. Advertising expenses consist primarily of costs for the promotion of the Group’s corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2021, 2022 and 2023, advertising and marketing costs totalled US$13,637, US$5,355 and US$4,867, respectively.

(v)    General and Administrative Expenses

General and administrative expenses consist primarily of payroll cost including share-based compensation expenses for corporate personnel, current expected credit loss, general office expenses, rental expenses and depreciation and other expenses in associated with general and administrative functions.

(w)    Government Grants

Government grants are recognized as other operating incomes, net, or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of comprehensive loss upon receipts as all conditions attached to the grants are fulfilled. Government grants included as other operating incomes, net in the consolidated statements of comprehensive loss amounted to US$10,423, US$10,350 and US$10,975 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the consolidated statements of comprehensive loss amounted to US$42,944, US$44,505 and US$27,296 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

The Group’s tax positions are subject to income tax audits by multiple tax jurisdictions throughout the world. The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the-more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. For the years ended December 31, 2021, 2022 and 2023, there were no uncertain tax position liabilities.

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

(aa)  Treasury stocks

Treasury stocks are accounted for using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury stocks account on the consolidated balance sheets. When the Company reissues treasury stock at an amount greater or less than it paid to repurchase the shares, the realized gain or loss is recognized in the consolidated statements of changes in shareholders’ (deficit)/equity. At retirement and cancellation of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings.

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

New and Amended Standards Adopted by the Group

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which replaces the current incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology which changes how entities measure credit losses on financial instruments and the timing of when such losses are recorded. The Company adopted this new accounting standard on January 1, 2023 using the modified retrospective method. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including accounts receivable, notes receivable, certain other receivables recorded in prepayments and other current assets and other non-current assets, and deposits and U.S. treasury securities are within the scope of ASC Topic 326. The cumulative-effect adjustment recorded a net decrease to opening accumulated deficit of US$460 as of January 1, 2023 related to additional allowance for current expected credit losses on doubtful accounts.

For additional information, see accounting policy (i) above.

New and Amended Standards not yet Adopted by the Group

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands the breadth and frequency of required segment disclosures. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires that all public entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) disclose the year-to-date amount of income taxes paid. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

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

No individual customer accounted for more than 10% of accounts receivable as of December 31, 2022 and 2023.

(b)    Concentration of Customers and Suppliers

There are no customers from whom revenues individually represent greater than 10% of the total revenues of the Group in any of the periods presented.

Suppliers contributed more than 10% of total purchases are as below:

	Year ended December 31,
	2021	2022	2023
Supplier A	25%	15%	*
Supplier B	*	*	11%

4.    Short-term Investments

	As of December 31,
	2022	2023
	US$	US$
Time deposits	818,885	288,758
Equity securities with readily determinable fair value (1)	2,249	2,265
Total short-term investments	821,134	291,023
(1)	Starting from July 2021, the Group, from time to time, invested in ordinary shares of a listed company and disposed of portion of the investments. For the years ended December 31, 2021, 2022 and 2023, the Group recorded fair value losses on short-term equity investment of US$1,998, US$2,056 and gains of US$54, respectively, in financial income, net in the consolidated statements of comprehensive loss. This investment is classified as equity securities with readily determinable fair values.

5.    Accounts Receivable, net

	As of December 31,
	2022	2023
	US$	US$
Accounts receivable, gross	13,955	12,581
Less: allowance for doubtful accounts / allowance for credit losses	(1,783)	(3,367)
Total accounts receivable, net	12,172	9,214

The Group recorded the allowance for doubtful accounts of US$1,030 and US$288 for the years ended December 31, 2021 and 2022, respectively.

The Group recorded the allowance for credit losses of US$1,530 and write off the allowance for credit losses of US$304 under ASU 2016-13 Financial instruments – credit losses for the year ended December 31, 2023.

6.    Inventories, net

Inventories consist of the following:

	As of December 31,
	2022	2023
	US$	US$

Raw materials	44,225	30,620
Work in process	3,237	3,222
Finished goods	4,183	5,177
Low value consumables and spare parts	153	144
Inventories, gross	51,798	39,163
Less: inventory write-downs	(6,418)	(6,298)
Total inventories, net	45,380	32,865

As a result of the net impact of current year provision and sales or uses of inventories with reserve, the inventory write-downs net increased US$1,806 and US$4,067 for the years ended December 31, 2021 and 2022, and the inventory write-downs net decreased US$13 for the year ended December 31, 2023.

7.    Prepayments and Other Assets, net

The current and non-current portions of prepayments and other assets consist of the following:

	As of December 31,
	2022	2023
	US$	US$
Advance to suppliers	5,980	5,587
Interest receivable	284	1,927
VAT recoverable (1)	810	1,275
Receivables from third party payment platforms	299	597
Rental deposits	527	532
Prepayment for share repurchase (2)	—	315
Others	852	854
Less: allowance for credit losses	—	(34)
Total prepayments and other current assets, net	8,752	11,053

Rental deposits	1,179	889
Less: allowance for credit losses	—	(12)
Total other non-current assets, net	1,179	877
(1)	VAT recoverable represented the balances that the Group can utilize to deduct its VAT liabilities within the next 12 months.
(2)	As of December 31, 2023, prepayment for share repurchase represented the advanced payment by the Group to a bank engaged by the Group for the Share Repurchase Program (Note 14).

8.    Property, Equipment and Software, net

Property, equipment and software consist of the following:

	As of December 31,
	2022	2023
	US$	US$
Cost:
Leasehold improvements	3,389	3,568
Computers and electronic equipment	7,513	7,273
Office equipment	229	307
Software	726	834
Construction in progress	59	—
Total cost	11,916	11,982
Less: Accumulated depreciation and amortization	(8,089)	(9,393)
Total property, equipment and software, net	3,827	2,589

Depreciation expense was US$3,369, US$3,443 and US$2,449 for the years ended December 31, 2021, 2022 and 2023, respectively.

9.    Long-term Investment

	As of December 31,
	2022	2023
	US$	US$
Time deposit	—	186,751
Investments in available-for-sale debt securities (1)	17,665	9,874
U.S. treasury securities (2)	—	10,140
Investments in equity securities accounted for under alternative measurement	—	488
Investment in an equity security with readily determinable fair values	366	236
Total long-term investments	18,031	207,489
(1)	As of December 31, 2022 and 2023, the balance represents the Group’s shareholding interests of several privately held companies.

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

As the Group has the right to request each investee to redeem the Group’s investments at the Group’s investment cost plus interest if the investee fails to meet certain predetermined conditions, the redeemable shares of the investees purchased by the Group were classified as an available-for-sale debt investments and were measured at their respective fair values. For the years ended December 31, 2021, 2022 and 2023, the fair value changes of the Group’s investments in these privately held companies were other comprehensive income of US$357 and other comprehensive loss of US$9,493 and US$7,791, respectively.

For two of the aforementioned investment, the Group recorded a credit loss of US$15,537 in general and administrative expenses on the consolidated statements of comprehensive loss, and transferred out the related investments’ historical fair value change reflected in accumulated other comprehensive income accordingly, for the years ended December 31, 2023, as a result of the Group’s impairment assessment on this investment as of December 31, 2023.

(2) The Group invested in U.S. treasury securities with original maturities of two to three years in 2023 and accounted for as held-to-maturity treasury securities at amortized cost, for which the allowance for credit losses was immaterial. The carrying amount of U.S. treasury securities approximates their fair value due to the fact that the related effective interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

10.  Operating Leases

The Company has operating leases primarily for office and operation space. The Company’s operating lease arrangements have remaining terms of one year to five years with no variable lease costs.

Operating lease costs were US$8,231, US$6,626 and US$4,530 for the years ended December 31, 2021, 2022 and 2023, respectively.The components of lease expenses were as follows:

	Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Lease cost:
Amortization of right-of-use assets	6,981	4,766	4,100
Interest of lease liabilities	749	692	354
Expenses for short-term lease within 12 months	501	1,168	76
Total lease cost	8,231	6,626	4,530

Supplemental cash flow information related to leases were as follows:

	Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Cash paid for amounts included in the measurement of lease liabilities	7,920	5,554	4,134
Right-of-use assets obtained in exchange for operating lease liabilities	23,810	884	2,727

Supplemental consolidated balance sheet information related to leases were as follows:

	As of December 31,
	2022	2023
	US$	US$
Right-of-use assets	9,736	7,647
Operating lease liabilities-current	3,850	3,883
Operating lease liabilities-non-current	5,292	3,904
Total lease liabilities	9,142	7,787
Weighted-average remaining lease term
Operating leases	2.73 years	2.12 years
Weighted-average discount rate
Operating lease	4.75% per annum	4.75% per annum

Maturities of lease liabilities were as follows:

	As of December 31,
	2022	2023
	US$	US$
2023	4,200	—
2024	2,835	4,237
2025	2,675	3,880
2026	46	124
2027	4	5
Total undiscounted lease payments	9,760	8,246
Less: imputed interest	(618)	(459)
Total lease liabilities	9,142	7,787

11.  Accruals and Other Liabilities

The current and non-current portions of accruals and other liabilities consist of the following:

	As of December 31,
	2022	2023
	US$	US$
Accruals and other current liabilities
Salary and welfare payable	16,850	13,796
Cloud infrastructure and IT related services fee payables	3,214	4,214
Payment from depositary bank, current (1)	3,113	3,113
Tax payables	787	2,479
Professional service fee payables	2,036	2,203
Membership fee to be refunded (2)	388	1,857
Deposit payable	1,436	1,412
Sales return allowances	1,004	1,223
Advertising and promotion fee payables	1,078	975
Product warranty	213	200
Payables for share repurchase (3)	716	—
Others	2,548	1,335
Total accruals and other current liabilities	33,383	32,807

Other non-current liabilities
Payment from depositary bank, non-current (1)	7,004	3,891
Total accruals and other liabilities	40,387	36,698
(1)	The Company received reimbursement payment of US$13,053 and US$1,926 from a depositary bank in April 2021 and June 2022,respectively. The amount was recorded ratably as other non-operating income over a five-year and 46 months arrangement period, respectively. For the years ended December 31, 2021, 2022 and 2023, the Company recorded US$1,958, US$2,904 and US$3,113 in other non-operating income in the consolidated statements of comprehensive loss, respectively.
(2)	Membership fee to be refunded presents the balances of refundable membership fee collected by the Group from its customers under the 2019 and 2023 Membership Program (Note 2(q)).
(3)	Payables for share repurchase represents the share repurchase consideration to be settled as of December 31, 2022 by the Group to a bank engaged by the Group for the Share Repurchase Program (Note 14). These payables were fully paid subsequently in January 2023.

12.  Deferred Revenue

	As of December 31,
	2022	2023
	US$	US$
Deferred Revenue
-Cloud-based connectivity and basic IoT services (1)	1,375	1,122
-Membership (2)	672	—
-SaaS (3)	5,168	6,186
Total deferred revenue	7,215	7,308
(1)	Deferred cloud-based connectivity and basic IoT services related revenue

Deferred cloud-based connectivity and basic IoT services related revenue represents the Group’s provision of cloud-based connectivity obligation and basic IoT services to customers.

	Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Beginning balances	2,058	2,669	1,375
Deferral of revenue	2,157	872	984
Recognition of deferred revenue	(1,546)	(2,166)	(1,237)
Ending balances	2,669	1,375	1,122
(2)Deferred Revenue-Membership

Deferred Revenue-Membership represents the Group’s remaining performance obligation performed over the period of time under its 2020 Membership Program (Note 2(q)).

	Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Beginning balances	1,077	3,473	672
Deferral of revenue	9,259	2,442	179
Recognition of deferred revenue	(6,863)	(5,243)	(851)
Ending balances	3,473	672	—
(3)	Deferred Revenue-SaaS

Deferred Revenue-SaaS mainly represents the Group’s remaining performance obligation in providing industry SaaS services over the period of time (Note 2(q)).

	Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Beginning balances	1,040	3,971	5,168
Deferral of revenue	6,455	11,779	19,402
Recognition of deferred revenue	(3,524)	(10,582)	(18,384)
Ending balances	3,971	5,168	6,186

13.  Financial Income, net

	Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Interest income and investment income, net (1)	8,119	20,731	45,052
Realized gain of bridge loan conversion to investment	1,218	—	—
Fair value change of short-term investments	(1,998)	(2,056)	54
Fair value change of long-term investments	(53)	(129)	(130)
Total financial income, net	7,286	18,546	44,976
(1)

Interest income and investment income, net included interest income and investment income of US$8,045, US$22,898 and US$49,744, as well as investment gain from forward exchange contracts of US$74, investment loss from forward exchange contracts of US$2,167 and US$4,692, for the years ended December 31, 2021, 2022 and 2023, respectively.

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

On July 4, 2022, the Company completed its Dual Primary Listing in Hong Kong Exchange (“Dual Primary Listing”) of 7,300,000 Class A ordinary shares, at the price of US$2.46 per ordinary share.

On November 1, 2022, the Company amended the numbers of its Class A ordinary shares authorized from 600,000,000 to 800,000,000 at par value of US$0.00005 each.The Company further amended that in respect of matters requiring the votes of shareholders to one vote for each Class A ordinary share and 10 votes for each Class B ordinary share.

On March 28, 2023 and December 15, 2023, 9,000,000 and 194,700 Class B ordinary shares were converted to Class A ordinary shares on one-for-one basis to reduce the weighted voting rights, respectively.

On August 30, 2021, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$200 million of ADSs each representing one Class A ordinary shares during a twelve - month period ended on August 30, 2022. On November 9, 2022, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$50 million of ADSs each representing one Class A ordinary shares. On June 29, 2023, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$50 million of ADSs each representing one Class A ordinary shares (The above mentioned share repurchase programs are collectively referred as the “Share Repurchase Program”). The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. For the year ended December 31, 2022, the Company repurchased total 18,813,449 ADSs representing 18,813,449 ordinary shares, and total 26,400 ordinary shares under the Share Repurchase Program at a weighted average price of US$3.17 per ADS and US$1.71 per ordinary share, respectively. As of December 31, 2022, the remaining authorized amount under the Share Repurchase Program is US$46 million. For the year ended December 31, 2023, the Company repurchased total 1,200,794 ADSs representing 1,200,794 ordinary shares under the Share Repurchase Program at a weighted average price of US$1.70 per ADS. As of December 31, 2023, the remaining authorized amount under the Share Repurchase Program is US$49 million.

On March 28, 2023 and December 15, 2023, 2,753,167 and 1,200,794 treasury stocks were cancelled respectively, to comply with the listing rules of the Hong Kong Stock Exchange.

As of December 31, 2022 and 2023, the Company’s authorized share capital of US$50 was divided into 1,000,000,000 ordinary shares, among which 800,000,000 authorized Class A ordinary shares and 200,000,000 authorized Class B ordinary shares.

As of December 31, 2022, the Company had in aggregate of 499,146,560 Class A ordinary shares issued and 473,550,229 shares Class A outstanding, at a par value of US$0.00005. As of December 31, 2022, the Company had in aggregate of 79,400,000 Class B ordinary shares issued and outstanding, at a par value of US$0.00005.

As of December 31, 2023, the Company had in aggregate of 504,387,299 Class A ordinary shares issued and 487,591,968 shares Class A outstanding, at a par value of US$0.00005. As of December 31, 2023, the Company had in aggregate of 70,205,300 Class B ordinary shares issued and outstanding, at a par value of US$0.00005.

The activities of the Group’s Class A ordinary shares and Class B ordinary shares for the year ended December 31, 2022 and 2023 are summarized as below:

					Total of Class A ordinary
					shares and Class B ordinary
	Class A ordinary shares		Class B ordinary shares		shares
	(US$0.00005 par value)		(US$0.00005 par value)		(US$0.00005 par value)
	Number of		Number of		Number of
	shares issued	Amount	shares issued	Amount	shares issued	Amount
		US$		US$		US$
Balance as of December 31, 2021	491,846,560	25	79,400,000	4	571,246,560	29
Issuance of ordinary shares upon the Dual Primary Listing at par value	7,300,000	—	—	—	7,300,000	—
Balance as of December 31, 2022	499,146,560	25	79,400,000	4	578,546,560	29
Cancellation of Treasury	(3,953,961)	—	—	—	(3,953,961)	—
Conversion of Class B ordinary shares to Class A ordinary shares	9,194,700	—	(9,194,700)	—	-	—
Balance as of December 31, 2023	504,387,299	25	70,205,300	4	574,592,599	29

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

In January 2021, the Company entered into agreements with certain optionees under the 2015 Plan to amend the exercise price of certain outstanding share options held by these optionees located outside of the U.S. to purchase ordinary shares of the Company. As a result of this share option repricing, the Company recorded incremental share-based compensation expense of US$1,646 and US$728 in its consolidated financial statements for the year ended December 31, 2022 and 2023, and estimated approximately US$154 million to be amortized over the remaining requisite service period for the optionees till year ended December 31, 2024.

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

The Company granted 18,035,000, 2,765,000, and nil new share options with four - year requisite service period to its employees and nonemployees for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, 56,274,213 and 51,672,005 options were outstanding under the 2015 plan.

Staring from June 2021, the Company granted RSUs under the 2015 Plan. The Company granted 3,217,000 RSUs, 10,205,500 RSUs and 1,181,000 RSUs with three-to-four-year requisite service period to its employees and nonemployees for year ended December 31, 2021, 2022 and 2023. As of December 31, 2022 and 2023, 11,638,750 RSUs and 9,323,125 RSUs were outstanding under the 2015 Plan.

Share Options

The following table sets forth the share options activity for the years ended December 31, 2021, 2022 and 2023:

		Weighted	Weighted	Weighted
		average	average	average
		exercise	grant date	remaining	Aggregate
	Number of	price per	fair value per	contractual	intrinsic
	shares	share	share	term	value
					US$
Outstanding as of December 31, 2020	48,740,000	0.33	1.05	7.02	591,879
Granted	18,035,000	0.24	12.55
Exercised	(5,403,461)	0.14	0.68
Forfeited	(1,410,000)	0.31	7.21
Outstanding as of December 31, 2021	59,961,539	0.17	4.40	6.95	364,287
Granted	2,765,000	0.20	3.27
Exercised	(4,502,326)	0.20	2.09
Forfeited	(1,950,000)	0.47	7.69
Outstanding as of December 31, 2022	56,274,213	0.16	4.42	6.04	98,287
Granted	—	—	—
Exercised	(3,770,958)	0.31	3.54
Forfeited	(831,250)	0.36	7.16
Outstanding as of December 31, 2023	51,672,005	0.15	4.44	4.95	105,285

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date (December 31, 2021: US$374,760, December 31, 2022: US$107,484, December 31, 2023: US$118,846).

The Group uses the Binominal option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s options grants were as follow:

As of December 31,
	2021	2022	2023
Exercise price (US Dollar)	0.2~2.88	0.2	N/A
Exercise multiple	2.2~2.8	2.2~2.8	N/A
Risk-free interest rate	1.13%~1.79%	1.92%~3.22%	N/A
Expected term (in years)	10	10	N/A
Expected dividend yield	—	—	N/A
Expected volatility	50.40%~55.79%	55.68%~55.78%	N/A
Expected forfeiture rate (post-vesting)	2.96%~5.83%	5.83%~7.70%	N/A
Fair value of the underlying shares on the date of options grants (US Dollar)	6.25~20.91	2.24~5.46	N/A
Fair value of share option (US Dollar)	5.78~20.91	2.05~5.27	N/A

For the year ended December 31, 2023, no new share option granted by the Company.

As of December 31, 2022 and 2023, there were US$127,887 and US$65,970 of unrecognized share-based compensation expenses related to share options granted by the Company, which were expected to be recognized over a weighted-average vesting period of 1.05 years and 0.56 year, respectively.

Restricted Share Units:

The following table sets forth the service-based RSUs activity for the year ended December 31, 2021, 2022 and 2023:

		Weighted average grant
	Number of shares	date fair value per share
Outstanding as of December 31, 2020	—	—
Granted	3,217,000	8.95
Forfeited	(167,000)	11.80
Outstanding as of December 31, 2021	3,050,000	8.80
Granted	10,205,500	2.58
Vested	(346,000)	6.68
Forfeited	(1,270,750)	7.80
Outstanding as of December 31, 2022	11,638,750	3.51
Granted	1,181,000	1.79
Vested	(2,276,875)	4.76
Forfeited	(1,219,750)	4.34
Outstanding as of December 31, 2023	9,323,125	2.88

As of December 31, 2022 and 2023, there were US$33,197 and US$20,695 of unrecognized share-based compensation expenses related to RSUs granted by the Company, which were expected to be recognized over a weighted-average vesting period of 3.40 years and 2.61 years, respectively. The fair value of the RSUs are measured at market price of the Company at the grant date and are held under employee share scheme until such time as they are vested.

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

The WFOE (Hangzhou Tuya Information Technology Co., Ltd.) obtained its HNTE certificate with a valid period of three years in November 2018, and renewed in December 2021 with a valid period of three years. Therefore, the WFOE is eligible to enjoy a preferential tax rate of 15% from the years ended December 31, 2018 to 2023, to the extent it has taxable income under the EIT Law, and as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority.

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

As of December 31, 2022 and 2023, the Company did not record any withholding tax on the retained earnings of its subsidiaries in the PRC as the Group does not have retained earnings for any of the years presented.

United States

The Company’s subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its statutory financial statements adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21% and the California corporate franchise tax rate is 8.84% or minimum of $0.8, whatever is larger in 2021,2022 and 2023.

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

Composition of income tax expense

The components of loss before tax are as follow:

	Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Loss before tax
Loss from PRC entities	(150,478)	(143,951)	(71,249)
(Loss)/profit from overseas entities	(24,456)	(344)	14,183
Total loss before tax	(174,934)	(144,295)	(57,066)

	Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Current income tax expense	490	1,880	3,249
Deferred income tax	—	—	—
Total income tax expense	490	1,880	3,249

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Group:

	Year Ended December 31,
	2021	2022	2023
PRC Statutory income tax rate	25.0%	25.0%	25.0%
Effect of tax rates in different tax jurisdiction	(2.0)%	(0.3)%	(2.5)%
Effect of preferential tax rate for qualified HNTE entities (1)	(2.2)%	(6.0)%	(5.4)%
Additional deduction for research and development expenditures	7.2%	8.5%	17.7%
Share-based compensation expenses	(8.4)%	(10.5)%	(19.7)%
Permanent book-tax differences	6.2%	(1.4)%	1.6%
Change in valuation allowance (2)	(26.0)%	(16.6)%	(22.4)%
Effective tax rates	(0.2)%	(1.3)%	(5.7)%
(1)	The effect of the preferential income tax rate that the WFOE is entitled to enjoy as a qualified HNTE is 15%.
(2)	Valuation allowance for the years ended December 31, 2021, 2022 and 2023 are related to the deferred tax assets of certain group entities which reported losses. The Group believes that it is more likely than not that the deferred tax assets of these entities will not be utilized. Therefore, valuation allowance has been provided.

Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2021	2022	2023
	US$	US$	US$
Deferred tax assets
Net accumulated losses-carry forward	76,944	103,231	114,958
Payroll liabilities	5,438	2,915	2,451
Credit-related impairment of long-term investments	—	—	1,421
Inventory write-downs	402	691	531
Receivables allowances	171	42	279
Other deductible temporary difference	9	88	106
Less: valuation allowance	(82,964)	(106,967)	(119,746)
Total deferred tax assets	—	—	—

As of December 31, 2023, the Group had tax losses carry forwards of approximately US$608,109, which mainly arose from its subsidiaries established in the PRC. These tax losses carry forwards from PRC entities will expire during the period from 2024 to 2033 as follows:

At December 31, 2023	US$
2024	227
2025	59,719
2026	106,030
2027	50,463
2028	59,405
2029	68,687
2030	37,607
2031	34,690
2032	98,215
2033	36,502
Total tax losses carry forwards	551,545

Movement of valuation allowance

	As of December 31,
	2021	2022	2023
	US$	US$	US$
Balance at beginning of the year	37,405	82,964	106,967
Changes of valuation allowance(1)	45,559	24,003	12,779
Balance at end of the year	82,964	106,967	119,746
(1)	Valuation allowances have been provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s entities’ operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. As of December 31, 2022 and 2023, full valuation allowances on deferred tax assets were provided because it was more likely than not that the Group will not be able to utilize tax loss carry forwards and other temporary tax difference generated by its unprofitable subsidiaries and the VIE.

18.  Basic and Diluted Net Loss per Share

Basic and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings (loss) per share for each of the years ended December 31, 2021, 2022 and 2023 are calculated as follows:

	Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Basic and diluted net loss per share calculation
Numerator:
Net loss attributable to Tuya Inc.’s ordinary shareholders, basic and diluted	(175,424)	(146,175)	(60,315)
Denominator:
Weighted-average ordinary shares outstanding, basic and diluted	489,149,533	553,527,529	555,466,061
Net loss per share attributable to ordinary shareholders:
Basic	(0.36)	(0.26)	(0.11)
Diluted	(0.36)	(0.26)	(0.11)

The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	As of December 31,
	2021	2022	2023
Share option and RSU-weighted shares	61,989,697	65,349,350	64,211,569

19.  Commitments and Contingencies

(a) Capital and other commitments

There are no future minimum capital commitments as of December 31, 2022 and 2023.

(b) Operating lease commitment

The Group had outstanding commitments on several non-cancellable operating lease agreements. Operating lease commitment within one year or less lease term, for which the Group elected not recognize any lease liability or right-of-use asset, therefore not yet reflected in the consolidated financial statements as of December 31, 2022 and 2023 were US$33 and US$19, respectively.

(c) Services purchase commitment

As of December 31, 2023, the Group’s services purchase commitments were as follows:

	Total	Less Than 1 year	1-3 years	3-5 years
	US$	US$	US$	US$
Purchase obligations(i)	15,667	5,042	10,625	—
(i)

Purchase obligations represent US$24,604 and US$15,667 of remaining non-cancellable contractual commitments as of December 31, 2022 and 2023, respectively, related to one of the Group’s third-party cloud infrastructure agreements, under which the Group committed to spend an aggregate of at least US$37,500 between June 1, 2021 and May 31, 2026 with minimum purchase commitment. The Group had made payments totalling US$15,774 and US$27,023 under this agreement as of December 31, 2022 and 2023, respectively.

(d) Contingencies

On August 9, 2022, the Company and certain of its current and former officers and directors were named as defendants in a putative securities class action filed in the United States District Court for the Southern District of New York, alleging that certain material misstatements and/or omissions were made in the Company’s March 2021 U.S. IPO registration statement. As of the issuance date of these consolidated financial statements, the case remained in its preliminary stage and the Group was unable to predict the outcome of the case, or reasonably estimate a range of possible loss, if any, given the current status of the case. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liability in this regard for the above action as of December 31, 2023. Other than as disclosed above, as of December 31, 2022 and 2023, the Group was not involved in any legal or administrative proceedings that the Group believes may have a material adverse impact on the Group’s business, balance sheets or results of operations and cash flows.

20.  Related Party Transactions

The related parties with which the Group had transactions during the years presented are as follows:

Name of related party	Relationship with the Group
Wang Xueji and other four individuals	Registered Shareholders
Tencent Group (including Tencent Mobility Limited and Image Frame Investment (HK) Limited. After November 1, 2022, Tencent Group is a related party of the Company)	Principal shareholder of the Group

The Group entered into the following related party transactions:

	From November 1, 2022	For the year ended
	to December 31, 2022	December 31, 2023
	US$	US$

Purchase of cloud service from Tencent Group	262	1,305

The Group had the following related party balances:

	As of December 31,
	2022	2023
	US$	US$

Due to Tencent Group	306	10
Prepaid service fee to Tencent Group	97	—

21.  Subsequent Events

The Group has evaluated subsequent events through the date these consolidated financial statements are issued, with no material events or transactions needing recognition or disclosure found.

22.  Statutory Reserves and Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s entities and the VIE subsidiary incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to US$392,612 and US$408,641 as of December 31, 2022 and 2023. There are no significant differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and the VIE to satisfy any obligations of the Company.

For the year ended December 31, 2023, the Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets exceeded 25% of the consolidated net assets of the Company as of December 31, 2023 and the condensed financial information of the Company (referred to as the “Parent Company” below) are required to be presented.

Condensed Financial Information of the Parent Company

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

Balance Sheet

	As of December 31,
	2022	2023
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	4,685	21,393
Amounts due from subsidiaries	318,017	287,668
Prepayments and other current assets	596	785
Total current assets	323,298	309,846
Non-current assets:
Investment in subsidiaries and VIE	651,044	669,084
Total non-current assets	651,044	669,084
Total assets	974,342	978,930
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Accruals and other current liabilities	5,171	4,474
Other non-current liabilities	7,004	3,891
Total liabilities	12,175	8,365
Shareholders’ equity:
Ordinary shares (US$0.00005 par value; nil shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	—	—
Class A ordinary shares (US$0.00005 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 499,146,560 and 504,387,299 shares issued as of December 31, 2022 and 2023, respectively; 473,550,229 and 487,591,968 shares outstanding as of December 31, 2022 and 2023, respectively)	25	25
Class B ordinary shares (US$0.00005 par value; 200,000,000 and 200,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 79,400,000 and 70,205,300 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	4	4
Treasury stock (US$0.00005 par value; 25,596,331 and 16,795,331 shares as of December 31, 2022 and 2023, respectively)	(86,438)	(53,630)
Additional paid-in capital	1,584,764	1,616,105
Accumulated other comprehensive loss	(22,115)	(17,091)
Accumulated deficit	(514,073)	(574,848)
Total shareholders’ equity	962,167	970,565
Total liabilities and shareholders’ equity	974,342	978,930

Statement of Comprehensive Loss

	Year Ended December 31,
	2021	2022	2023
Operation expense
General and administrative expenses	(2,927)	(3,013)	(4,212)
Share of loss of subsidiaries and VIE	(174,455)	(146,417)	(59,372)
Total operating expenses	(177,382)	(149,430)	(63,584)
Other non-operating income, net	1,958	2,904	3,113
Financial income, net	—	197	238
Foreign exchange gain/(loss)	—	154	(82)
Loss before income tax expense	(175,424)	(146,175)	(60,315)
Net loss	(175,424)	(146,175)	(60,315)

Net loss attributable to ordinary shareholders	(175,424)	(146,175)	(60,315)

Net loss	(175,424)	(146,175)	(60,315)
Other comprehensive income/(loss)
Foreign currency translation	1,482	(14,942)	(2,722)
Transfer out of fair value changes of long-term investments	—	—	15,537
Changes in fair value of long-term investments	357	(9,493)	(7,791)
Total comprehensive loss	(173,585)	(170,610)	(55,291)

Statement of Cash Flows

	As of December 31,
	2021	2022	2023
Net cash generated from/(used in) operating activities	11,255	(1,408)	(3,478)
Advance to, and investment in subsidiaries	(1,037,244)	—	(7,940)
Proceeds from subsidiaries	—	28,842	30,349
Net cash (used in)/generated from investing activities	(1,037,244)	28,842	22,409
Proceeds from issuance of Class A ordinary shares upon U.S. IPO and related over-allotment option, net of cost of issuance	904,732	—	—
Payment for repurchase and cancellation of ordinary shares	(64,000)	(48,678)	(3,339)
Proceeds from issuance of Class A ordinary shares upon the Dual Primary Listing, net of cost of issuance	—	9,057	—
Proceeds from issuance of ordinary shares prior to Initial Public Offering	200,000	—	—
Proceeds from exercise of share options	1,070	1,039	1,187
Payments of deferred offering costs	—	—	(71)
Net cash generated from/(used in) financing activities	1,041,802	(38,582)	(2,223)
Effect of exchange rate changes on cash and cash equivalents, restricted cash	—	—	—
Net increase/(decrease) in cash and cash equivalents	15,813	(11,148)	16,708
Cash and cash equivalents at the beginning of the year	20	15,833	4,685
Cash and cash equivalents at the end of the year	15,833	4,685	21,393