Form 20-F
period 2024-12-31
Tuya Inc.
filed 2025-04-24
CIK 1829118

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-40210

Tuya Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10/F, Building A, Huace Center

Xihu District, Hangzhou City

Zhejiang, 310012

People’s Republic of China

(Address of principal executive offices)

Yi (Alex) Yang

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

574,592,599 ordinary shares, comprising 504,387,299 Class A ordinary shares, par value US$0.00005 per share (including 5,433,895 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our 2015 and 2024 Share Schemes, and a total of 3,351,816 Class A ordinary shares, including Class A ordinary shares represented by ADSs, that have been repurchased by us from the open market), and 70,205,300 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2024.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

Holding Company Structure

Tuya Inc. is a Cayman Islands holding company, and the Group operates in China mainly through its PRC subsidiaries. The Group also conducts business internationally with local offices in Europe, Singapore, India, Japan and Colombia, among other locations. Investors in our ADSs and Class A ordinary shares should note that they do not hold equity securities issued by our subsidiaries or the VIE in China, but instead hold equity securities of Tuya Inc., a holding company that does not itself conduct business operations. As used in this annual report, “we,” “us,” “our company,” “our” or “Tuya” refers to Tuya Inc. and its subsidiaries, and the “Group” refers to Tuya Inc., its subsidiaries and the VIE.

The operations of the VIE do not constitute a material aspect of the Group’s operations, based on the following:

●	Business Operation. We set out to offer IoT PaaS to customers developing smart devices, including brands and their contracted OEMs. Over time, we have extended our SaaS offerings to those who use smart devices to fulfill personalized smart scenario needs primarily through spatial intelligence—that is, the application of smart technologies within spatial environments. This complements our IoT PaaS business. In addition, we offer SaaS to those who use smart devices, helping them meet their personalized needs through spatial intelligence, which involves managing multiple devices within a space, or enhanced functions when using a single smart device. In addition, we offer smart solutions in the form of providing finished smart devices that integrate more extensive and comprehensive software capabilities to our key account customers, which enable these customers to efficiently build their smart business product portfolios. We may also provide customers with an access to Tuya Expo, a dedicated business-to-business (“B2B”) platform connecting brands globally with an extensive network of OEMs. Currently, only a de minimis portion of our revenue is derived from Tuya Expo.

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

As advised by Jia Yuan Law Offices, our PRC legal counsel, based on consultations with competent government authorities, the offering of IoT PaaS, SaaS and smart solutions are not subject to foreign ownership restrictions under current PRC laws and regulations. In the event the VIE structure is disallowed, the Group does not expect to experience a material disruption in its operations.

●	Financial Position and Results of Operations. The VIE does not represent a material percentage of the Group’s financial position and results of operations as of and for each period presented in this annual report. Historically, the VIE accounted for an immaterial portion of the Group’s total revenue and assets. The VIE contributed nil to the Group’s total revenue in 2022, 2023 and 2024. As of both December 31, 2023 and 2024, the assets of the VIE, excluding amounts due from other companies in the Group, represented less than 0.01% of the Group’s consolidated total assets. We expect the contribution of revenue and assets to the Group from the VIE to remain immaterial in the foreseeable future.

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

As of December 31, 2024, Tuya Inc., through its intermediate holding company, had made cumulative capital contributions of US$494.2 million to its PRC subsidiaries. These funds have been used by our PRC subsidiaries mainly for their business operations.

The VIE may transfer cash to Tuya Information, our wholly owned subsidiary in the PRC, by paying service fees pursuant to the contractual arrangements through which we control and consolidate the financial results of the VIE. In each of 2022, 2023 and 2024, the VIE did not pay any service fees to Tuya Information pursuant to the contractual arrangements.

Because Tuya Inc. controls the VIE through contractual arrangements, it is not able to make direct capital contribution to the VIE. Nonetheless, Tuya Inc. and its subsidiaries may transfer cash to the VIE by loans or by making payment to the VIE for intergroup transactions, subject to satisfaction of applicable government registration and approval requirements. In 2022, 2023 and 2024, Tuya Inc. and its subsidiaries did not make any loans to the VIE. In addition, Tuya Information may, from time to time, lend cash to the VIE or settle the VIE’s payment obligations on behalf of VIE to provide temporary working capital support to the VIE. In 2022, 2023 and 2024, the net amounts of working capital support provided by Tuya Information to the VIE were RMB2.5 million, RMB1.9 million and RMB2.1 million (US$0.3 million), respectively. As of December 31, 2022, 2023 and 2024, the amounts owed by VIE to Tuya Information associated with the foregoing working capital support arrangements were RMB9.6 million, RMB11.5 million and RMB13.6 million (US$1.9 million), respectively. The VIE has historically funded its operations primarily using cash generated from its operating activities and the working capital support provided by Tuya Information. In 2022, 2023 and 2024, there were no assets transferred between the VIE and other entities.

In 2024, we achieved significant financial milestones by reaching non-GAAP operating profitability and GAAP profitability, and we viewed this as the appropriate time to begin paying dividends as a way to reward the long-term support of our shareholders and investors. On August 26, 2024, our Board approved the declaration and distribution of a dividend of US$0.0589 per ordinary share, or US$0.0589 per ADS, to shareholders as at the close of business on September 11, 2024, Hong Kong Time and New York Time, respectively. The aggregate amount of the dividend was approximately US$33 million, which was paid in U.S. dollars and in cash, and was funded by surplus cash and paid out from our share premium account. On February 26, 2025, our Board approved the declaration and distribution of a dividend of US$00608 per ordinary share, or US$0.0608 per ADS, to shareholders as at the close of business on March 13, 2025, Hong Kong Time and New York Time, respectively. The aggregate amount of the dividend was approximately US$37 million, which was paid in U.S. dollars and in cash, and was funded by surplus cash and paid out from our share premium account. In 2022, 2023 and 2024, no dividends or distributions were made to Tuya Inc. by its subsidiaries. We currently do not have any plan to require our PRC subsidiaries to distribute their retained earnings and intend to retain them to operate and expand our business in the PRC. See “Item 8.—Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Payment History.”

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(3)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of the contractual arrangements between us and the VIE, our PRC subsidiary may charge the VIE for services provided to the VIE. These service fees shall be recognized as expenses of the VIE, with a corresponding amount as service income by our PRC subsidiary and eliminate in consolidation. For income tax purposes, our PRC subsidiary and the VIE file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIE and as income by our PRC subsidiary and are tax neutral.

(3)	Tuya Information, our wholly owned PRC subsidiary, is eligible to enjoy a preferential tax rate of 15% in 2022, 2023 and 2024, to the extent it has taxable income under the EIT Law. Tuya Information is qualified as a High and New Technology Enterprise (the “HNTE”) and was entitled to enjoy the 15% beneficial tax rate for the year ended December 31, 2024. However, such rate is subject to qualification, is temporary in nature and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside China if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong can be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from a PRC tax perspective.

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

In the future, if we remain profitable, Tuya Inc.’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will not only depend on Tuya Inc.’s own capital reserves but also dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to Tuya Inc. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.

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

PRC Licenses, Permissions and Approvals

In the view of Jia Yuan Law Offices, our PRC legal counsel, we had complied with applicable PRC laws relating to the licenses, permissions and approvals required for our business operations in China in all material respects. Our PRC legal counsel has also advised us that, to the best of their knowledge, there should be no material legal impediment for us to renew these licenses, permissions and approvals as long as we comply with the relevant legal requirements and we have taken all necessary steps and submitted the relevant applications in accordance with the requirements and schedules prescribed by the applicable PRC laws and regulations. For details of these licenses and permissions, see “Item 4. Information on the Company—4.B. Business Overview—Licenses, Permissions and Approvals.” For the consequences to us and investors if we do not receive or maintain requisite licenses, permissions and approvals necessary to conduct operations in China, or if applicable laws, regulations, or interpretations change and we are required to obtain additional permissions or approvals in the future, see “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—Any failure to maintain necessary permits and licenses to operate our business operations under applicable laws and regulations could materially and adversely affect our business and results of operations.”

As described above, the PRC government has recently tightened the regulation of cybersecurity, and indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. As of the date of this annual report, we have not been required to go through a cybersecurity review by the CAC, or required to obtain any permission from, or complete any filing with, the CSRC in connection with our prior public offerings or maintaining the listing status on applicable stock exchanges, nor have we received any formal inquiry, notice, warning, sanction, or any regulatory objection in relation to cybersecurity review from the CSRC, the CAC or any other PRC regulatory agencies that have jurisdiction over our operations. Since the legislative and regulatory actions in this regard, including the release of New Overseas Listing Rules, are relatively new, it is highly uncertain how soon legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our business operations, our ability to accept foreign investments and conduct follow-on offerings, and listing or continuing listing on applicable stock exchanges. For details of related risks, see “Item 3. Key Information—3.D. Risk Factors—The filing, approval or other administration requirements of the CSRC, the CAC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities offerings.”

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

Risks Related to Our Corporate Structure

Having a corporate structure being based primarily in China poses risks to investors. Risks and uncertainties related to our corporate structure and the contractual arrangements include, but are not limited to, the following:

●	If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE. For details, see the risk factor with the same heading on page 45 of this annual report.
●	We rely on contractual arrangements with the VIE and its registered shareholders to use, or otherwise benefit from, certain licenses and approvals we may need in the future, which may not be as effective as direct ownership in providing operational control and could adversely affect our business, operating results and financial condition. For details, see the risk factor with the same heading on page 46 of this annual report.
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on part of our business. For details, see the risk factor with the same heading on page 47 of this annual report.
●	The registered shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect part of our business. For details, see the risk factor with the same heading on page 47 of this annual report.

●	Contractual arrangements we have entered into with the VIE may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment. For details, see the risk factor with the same heading on page 48 of this annual report.
●	We may lose the ability to use and benefit from assets held by the VIE that are supplementary to the operation of our business if the VIE goes bankrupt or becomes subject to dissolution or liquidation proceeding. For details, see the risk factor with the same heading on page 48 of this annual report.
●	Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and the recently amended PRC Company Law and how they may impact the viability of our current corporate structure, corporate governance and operations. For details, see the risk factor with the same heading on page 48 of this annual report.

Risks Related to Doing Business in China

Having the majority of our operations in China poses risks to investors:

●	Changes in economic, political or social conditions or government policies of China and globally could have a material adverse effect on our business, financial condition and results of operations. For details, see the risk factor with the same heading on page 49 of this annual report.
●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. For details, see the risk factor with the same heading on page 52 of this annual report.
●	The filing, approval or other administration requirements of the CSRC, the CAC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities offerings. For details, see the risk factor with the same heading on page 58 of this annual report.
●	We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China and Hong Kong to fund any cash and financing requirements we may have, and any limitation on the ability of these subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. For details, see the risk factor with the same heading on page 55 of this annual report.
●	If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders. For details, see the risk factor with the same heading on page 62 of this annual report.
●	Trading in our securities will be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities. For details, see the risk factor with the same heading on page 64 of this annual report.

Risks Related to Our ADSs and Class A Ordinary Shares

In addition to the risks described above, we are subject to risks related to our ADSs and Class A ordinary shares, including, but are not limited to, the following:

●	The price and trading volume of our ADSs and Class A ordinary shares may be volatile, which could lead to substantial losses to investors. For details, see the risk factor with the same heading on page 65 of this annual report.
●	The concentration of our shares’ voting power limited our shareholders’ ability to influence corporate matters. For details, see the risk factor with the same heading on page 66 of this annual report.

●	Holders of the ADSs may not have the same voting rights as the holders of our Class A ordinary shares and may not be able to exercise their right to direct how our Class A ordinary shares represented by the ADSs are voted. For details, see the risk factor with the same heading on page 67 of this annual report.
●	Our dual-class voting structure may render our securities ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our ADSs or Class A ordinary shares. For details, see the risk factor with the same heading on page 67 of this annual report.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our securities, the market price and trading volume for our ADSs and Class A ordinary shares could decline. For details, see the risk factor with the same heading on page 68 of this annual report.
●	Substantial future sales or perceived sales of our ADSs or Class A ordinary shares could materially and adversely affect their market price. For details, see the risk factor with the same heading on page 68 of this annual report.
●	Techniques employed by short sellers may drive down the market price of our ADSs or Class A ordinary shares. For details, see the risk factor with the same heading on page 68 of this annual report.
●	Because we may not pay dividends in the future, you must rely on a price appreciation of our ADSs or Class A ordinary shares for a return on your investment. For details, see the risk factor with the same heading on page 64 of this annual report.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law. For details, see the risk factor with the same heading on page 69 of this annual report.
●	It may be difficult for overseas regulators to conduct investigations or collect evidence within China. For details, see the risk factor with the same heading on page 69 of this annual report.
●	We were likely a passive foreign investment company (a “PFIC”) for 2024 and there is a significant risk that we will be a PFIC for 2025 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences. For details, see the risk factor with the same heading on page 74 of this annual report.

Risks Related to Our Business and Industry

We operate in an emerging and evolving market, which may develop differently from or more slowly than we expect. If our market does not grow as we expect, or if we cannot expand our products and services to meet the demands of this market, our revenue may decline, or fail to grow, and we may continue to incur operating losses.

The IoT PaaS and SaaS markets are at a relatively early stage of development and are constantly evolving. There is considerable uncertainty over the size and rate at which these markets will grow, as well as whether our products and services will be widely adopted. Moreover, the IoT cloud industry, including the IoT PaaS market and the SaaS market, is subject to rapid technological change, evolving industry standards, changing regulations, as well as changing customer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop and launch new products and services or provide enhancements and new features to keep pace with rapid technological and industry changes, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices or more efficiently or securely, such technologies could adversely impact our ability to compete effectively.

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

In the past, our business has scaled rapidly by leveraging our strong software and robust platform-based delivery capabilities. However, from the second half of 2021 to the first half of 2023, the global consumer electronics industry went through a headwind cycle, primarily due to global high inflation and supply-chain-wide destocking. Thanks to industry-wide efforts and moderately declining inflation, the downstream inventory level gradually returned to normal in the second half of 2023. In 2024, with a more stable macroeconomic environment, normalized downstream inventory levels, and rising demand for consumer electronics, the industry experienced a growth trajectory. However, it is uncertain whether our customers will increase their procurements from upstream suppliers like us, as this is subject to various factors beyond our control. In addition, there have been ongoing concerns about the relationship and trade disputes between the U. S. and China, marked by the imposition of higher tariffs and retaliatory measures from both sides, which may incur higher costs for us and our customers and depress the demand for our products and services.

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

Further, in future periods, our revenue growth may slow or even decline due to various factors, such as weaker demand for our products and services, heightened competition, evolving technologies, slower market expansion, or our inability to capture growth opportunities, whether as a result of new or increased tariffs, trade restrictions, or other external challenges. We have also encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties and our future revenue growth are incorrect, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.

Our recent growth may not be indicative of our future growth, and we may not be able to sustain our revenue growth rate in the future.

We have experienced rapid growth since the inception of our operations. However, you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. We cannot assure you that we will be able to manage our growth at the same rate as we did in the past, or avoid any decline in the future. To sustain our growth, we must attract more customers, hire additional qualified R&D and other staff, expand our business, and enhance our technology infrastructure. Moreover, our current and planned staffing, systems, policies, procedures and controls may not be adequate to support our future operations. To manage our expected growth, we will also be required to improve our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage the expansion of our business, our costs and expenses may increase faster than we planned and we may not successfully attract enough customers and end users affordably, respond to competitive or macroeconomic challenges, or otherwise execute our business strategies. Our growth requires significant financial resources and will continue to place significant demands on our management. There is no guarantee that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. Our growth in a relatively short period of time is not necessarily indicative of results that we may achieve in the future. If we fail to effectively manage the growth of our business and operations, our reputation, results of operations and overall business and prospects could be negatively impacted.

The markets in which we operate are competitive, and if we do not compete effectively, our business, operating results and financial condition could be harmed.

The market of IoT PaaS, SaaS (including, among others, industry SaaS and cloud-based software value-added services), and smart devices are competitive and rapidly evolving. The principal competitive factors in these markets include the ability to support multiple use cases on a single platform, ease of deployment, implementation and use, platform performance, scalability and reliability, global reach, brand awareness and reputation, the strength of sales and marketing efforts, as well as the ability to ensure data security and privacy.

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

Our revenue growth depends on our ability to maintain, expand and optimize our customer base. The markets in which we operate have historically experienced challenges and obstacles. In response, we strategically strengthen our focus on high-quality customers. This involves dedicating our sales and marketing efforts, as well as technology and customer service support to customers who have larger scale of operations, higher market share and greater resilience to economic downturns. As a result, the total number of our customers decreased from approximately 7,600 in 2022 to approximately 6,100 in 2023 and further decreased to approximately 5,800 in 2024. Similarly, the total number of our IoT PaaS customers decreased from approximately 5,100 in 2022 to approximately 4,000 in 2023 and further decreased to approximately 3,700 in 2024.

In addition, it is crucial for us to strengthen customer engagement so that more of our customers will use our products and services more often and contribute more to our revenue growth. If our customers do not increase their use of our products and services, our revenue may not grow, and our results of operations may be harmed. However, it is difficult to predict the end users’ usage levels of smart devices accurately and the loss of customers or reductions in the end users’ usage levels may have a negative impact on our business, results of operations and financial condition. Our customers may cease, or reduce their usage of our products and services due to a variety of reasons, such as progress in technology that renders our products and services obsolete, declining product quality, unfounded health and other concerns about technologies like 5G, national security issues, rising raw material costs, or semiconductor shortages, imposition of new tariffs or adjustments in existing tariffs or trade barriers, many of which are outside our or our customers’ control. Additionally, our customers or partners who distribute and sell their smart products using our offerings such as IoT PaaS and smart solutions for smart devices through various sales channels, are often required to follow strict sales policies covering areas including marketing, pricing, and customer interaction. Non-compliance with these policies can lead to penalties, such as fines or, in extreme cases, losing the right to sell through these channels. If our customers or partners face penalties or business closures due to non-compliance with these sales policies, it could result in a reduction in their purchases from us, which, in turn, could have a material adverse effect on our sales volume and revenue.

If a significant number of our customers cease using or reduce their use of, our products and services, or if brands stop placing orders through our OEM customers, we may be required to significantly increase our sales and marketing expenses to sustain or grow our revenues. These additional expenditures could adversely affect our business, results of operations and financial condition.

If we fail to estimate customer demand properly, our financial results could be harmed.

Our business involves estimates of customers’ future demand. There may be a significant mismatch between supply and demand, giving rise to product shortages or excess inventory, and making our demand forecast more uncertain. In addition, the imposition of new tariffs or adjustments in existing tariffs or trade barriers by U.S. and other governments may impact the demands for our products and services. Demand for our products and services is also influenced by many other factors, including our product introductions, competitor announcements, competing technologies, and power or raw material supply, among other things. These factors are often outside our and our customers’ control and their impact are difficult to predict. For example, the demand and use of the chips as part of the modules where the edge capabilities of IoT PaaS are embedded have fluctuated in the past and is likely to continue to fluctuate in the future. In periods with limited supply of chips or following a significant destocking cycle in the industry, when enterprises start restocking their inventory levels, our customers may place inventory orders significantly in advance of their normal order cycle, which could increase fluctuations in our sales and revenue between periods and make it more difficult for us to estimate future customer demands. These challenges may be more pronounced in the future if the demand, downstream inventory patterns and prices of chips fluctuate. To the extent our customers experience material changes in the sale of their smart devices or a high level of backlogs in inventories, they may reduce or delay purchases of our products and services, causing our estimate of customer demand to be inaccurate. In addition, new tariffs, such as those announced by the U.S. government in the first half of 2025 may also negatively impact customers’ demand and further disrupt their business cycles and purchasing patterns. In estimating demand, we make multiple assumptions, any of which may prove to be incorrect. Furthermore, to the extent we build inventory anticipating growth in customer demand, our business, results of operations and financial condition may be negatively affected if such growth does not materialize as expected.

Our use of third-party suppliers involves certain risks that may result in, among others, increased costs, disruption of supply or shortage of raw materials or inventories such as finished smart devices, quality or compliance issues, or failure by our suppliers to timely manufacture the modules and finished smart devices, any of which could materially harm our business.

We use third-party suppliers to manufacture the modules where edge capabilities of IoT PaaS are embedded, and in some circumstances (such as our Smart Solution business) finished smart devices. We are dependent on third-party suppliers to manufacture the modules and smart devices using their equipment and technology. Our use of such third-party suppliers who manufacture the modules and smart devices involves a number of risks, including:

●	insufficient capacity or delays in meeting our demand;
●	inadequate manufacturing yields, inferior quality and excessive costs;
●	failure by our suppliers to manufacture products that meet the agreed-upon specifications;
●	failure by our suppliers to procure raw materials and components on commercially reasonable terms, or at all, or to provide or allocate adequate, or any, manufacturing or other capacity for our products;
●	failure by our suppliers to comply with the relevant regulatory requirements, including those relating to the manufacturing process;
●	limited warranties on products supplied to us;
●	potential increases in prices;
●	a lack of direct control over delivery schedules or product quantity and quality;
●	delays in product shipment, shortages, a decrease in product quality and/or higher expenses;
●	increased exposure to potential misappropriation of our intellectual property; and
●	disruptions to supply chain, manufacturing process and business operation.

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

Components of IoT modules, smart devices and other raw materials used in our operations are periodically subject to supply shortages or disruptions due to various factors, and our business is subject to the risk of price increases and periodic delays in delivery. For example, the supply of chips that are essential components of IoT modules or AI device has been subject to a global shortage or disruptions, due to, including but not limited to, geopolitical tensions, imposition of new tariffs or adjustments in existing tariffs or trade barriers. The chip industry has also experienced cyclical price fluctuations. There is no assurance that we will be able to secure adequate chip supply at commercially reasonable cost for our operations. If we fail to secure sufficient chip supply, we may have to secure alternative suppliers or find alternative supplies or technologies, which could be costly, time consuming, and may not be successful. To the extent the chip shortage deteriorates or becomes longer-term in nature, we may experience significant delays in our delivery to customers and our business operations and prospects may be negatively impacted.

If we are not able to introduce new features or products successfully or to make enhancements to our existing products and services, our business and results of operations could be adversely affected.

To attract new customers and end users and keep our existing ones engaged, we must introduce new products and services and upgrade our existing offerings to meet their evolving preferences. It is difficult to predict the preferences of a particular customer or a specific group of customers. Changes and upgrades to our existing products may not be well received by our customers and end users, and newly introduced products or services may not achieve success as expected. For example, we may introduce new AI capabilities for smart devices and SaaS products for new industry verticals such as the home energy management system and mini-programs for the energy-saving sector, with which we have little or no prior experience. Such efforts may require us to contribute a substantial amount of additional human capital and financial resources. We cannot assure you that any of such new products will achieve market acceptance or generate sufficient revenue to adequately compensate the costs and expenses incurred in relation to our development and promotion efforts. Enhancements and new products and services that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, may have interoperability difficulties with our platform or other products and services or may not achieve the broad market acceptance necessary to generate significant revenue. If we fail to improve our existing products and introduce new ones in a timely or cost-effective manner, our ability to attract and retain customers and end users may be impaired, and our financial performance and prospects may be adversely affected.

We rely upon third-party providers of cloud-based infrastructure to host our platform. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use, due to geopolitical tensions or business competition could adversely affect our business, financial condition and results of operations.

We currently serve our customers and end users from data centers in China, the United States, Europe and India. We also use various third-party cloud-hosting providers such as AWS, Microsoft Azure, Google Cloud Platform, Tencent Cloud and Alibaba Cloud to provide cloud infrastructure for our platform. Our IoT PaaS and SaaS rely on the operations of this infrastructure. We do not control, or in some cases have limited control over, the operation of the data center facilities we use. Customers expect to access our platform at any time, without interruption or degradation of performance, and we provide a few customers with service-level commitments with respect to uptime. Any limitation on the capacity of our data centers or cloud infrastructure could impede our ability to onboard new customers or expand the usage of our existing customers, host our products or serve our customers, which could adversely affect our business, financial condition and results of operations. In addition, any incident and technical failure affecting our data centers or cloud infrastructure that may be caused by cyberattacks, natural disasters, fire, flood, severe storm, earthquake, power loss, outbreaks of contagious diseases, telecommunications failures, terrorist or other attacks, or other events beyond our control could negatively affect the cloud-based portion of our platform. A prolonged service disruption affecting our data centers or cloud-based services for any of the foregoing reasons would negatively impact our ability to serve our customers and could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers or otherwise harm our business. We may also incur significant costs for using alternative providers or taking other actions in preparation for, or in response to, events that damage the third-party hosting services we use.

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

Failure to comply with the increasing number of data protection laws in the jurisdictions in which we operate, as well as concerns about our practices with regard to the collection, use, storage, retention, transfer, disclosure and other processing of personal information, the security of personal information, the use of biometric information or other privacy-related matters, such as cybersecurity breaches, misuse of personal information and data sharing without necessary safeguards, including concerns from our customers, employees and third parties with whom we conduct business, even if unfounded, could damage our reputation and operating results. As we seek to expand our business, we are, and may increasingly become, subject to various laws, regulations and standards, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. The regulatory and legal frameworks regarding data privacy and security issues in many jurisdictions are constantly evolving and developing and can be subject to significant changes from time to time, including in ways that may result in conflicting requirements among various jurisdictions. Interpretation and implementation standards and enforcement practices are similarly in a state of flux and are likely to remain uncertain for the foreseeable future. As a result, we may not be able to fully assess the full scope of our global compliance obligations, leading to potential non-compliance with applicable data privacy and security laws, regulations and standards. Moreover, these laws, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material and adverse impact on our business, financial condition and results of operations.

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

In addition, on November 14, 2021, the CAC released the Regulations on the Administration of Cyber Security Management (Draft for Comments) (the “Draft Cyber Data Security Regulation”). On September 24, 2024, the CAC promulgated the Regulations on the Administration of Cyber Data Security (the “Regulation on Cyber Data Security”), which became effective on January 1, 2025. The Regulation on Cyber Data Security reiterate the general regulations for cyber data processing activities, rules of personal information protection, important data security protection, network data cross-border transfer management, and the responsibilities of internet platform service providers. In addition, unlike the Draft Cyber Data Security Regulation, the officially promulgated Regulation on Cyber Data Security does not specifically include the requirement that cyber data processing entities seeking a Hong Kong listing that affects or may affect national security, or data processors that handle personal information of more than one million people contemplating to list its securities on a “foreign” stock exchange, or the merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affect or may affect national security should apply for a cybersecurity review. Instead, the Regulation on Cyber Data Security generally provides that cyber data processors whose cyber data processing activities affect or may affect national security shall be subject to national security review in accordance with the relevant regulations.

According to the PRC National Security Law, “national security” refers to a status in which the regime, sovereignty, unity, territorial integrity, welfare of the people, sustainable economic and social development, and other vital interests of the state are relatively not in danger and not threatened internally or externally and the ability to maintain a sustained security status. However, as of the date of this annual report, the criteria for determining the circumstances that “affect or may affect national security” for the purpose of the Regulation on Cyber Data Security remain unclear and are subject to further clarification by the CAC. The Regulation on Cyber Data Security is relevantly new and there is no further explanation or interpretation on what kind of activities “affect or may affect national security” under the Regulation on Cyber Data Security yet. It remains uncertain whether future regulatory changes would impose additional restrictions on us. We cannot predict the impact of the definition of “affect or may affect national security” in the Regulation on Cyber Data Security, if any, at this stage, and we will closely monitor and assess any development in the rulemaking process.

EU and U.K.

The General Data Protection Regulation (EU) 2016/679 (the “GDPR”), which applies to the collection, use, storage, retention, transfer, disclosure and other processing of personal data obtained from individuals located in the European Union (the “EU”) or by businesses operating within the EU, became effective on May 25, 2018 and has resulted, and will continue to result, in significantly greater compliance burdens and costs for companies with customers, end users, or operations in the EU. The GDPR places stringent obligations and operational requirements on us as both a processor and controller of personal data and could make it more difficult or more costly for us to use and share personal data. Under the GDPR, data protection supervisory authorities are given various enforcement powers, including levying fines of up to €20 million or up to 4% of an organization’s annual worldwide turnover, whichever is greater, for the preceding financial year, for non-compliance. Data subjects also have the right to be compensated for damages suffered as a result of a controller or processor’s non-compliance with the GDPR. While the GDPR provides a more harmonized approach to data protection regulation across the EU member states, it also gives EU member states certain areas of discretion and therefore laws and regulations in relation to certain data processing activities may differ on a member state by member state basis, which could further limit our ability to use and share personal data and could require localized changes to our operating model. In addition to the GDPR, the EU also has released a proposed Regulation on Privacy and Electronic Communications, or the ePrivacy Regulation, to replace the EU’s current Privacy and Electronic Communications Directive, or the ePrivacy Directive, to, among other things, better align EU member states and the rules governing online tracking technologies and electronic communications, such as unsolicited marketing and cookies, with the requirements of the GDPR. While the ePrivacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), on February 11, 2025, the European Commission announced the end of the legislative procedure for the ePrivacy Regulation. Whether it will be reintroduced or adopted remains unclear, and the details of this regulation remain in flux. Additional time and effort may need to be spent addressing the new requirements in the potential ePrivacy Regulation as compared to the GDPR, as the ePrivacy Regulation, if reintroduced or adopted in its prior form or any similar form, would significantly increase fining powers to the same levels as the GDPR and may require us to change our operational model and incur additional compliance expenses.

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

Expansion of our operations and customer base worldwide is essential to our growth strategy. We operate internationally with local offices in Europe, Singapore, India, China, Japan and Colombia among other locations.

Currently, Europe is the primary region where the downstream ultimate demand for our business originates. Other regions, including the United States, Latin America, China, and the rest of the Asia-Pacific region excluding China, contribute in a relatively balanced manner. While we are not overly reliant on any single regional market, adverse developments or challenges in an individual regional market due to various factors, such as the imposition of new tariffs or adjustments in existing tariffs or trade barriers, may nonetheless result in a slowdown or decline in our revenue growth.

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

Moreover, the edge capabilities of IoT PaaS are embedded in modules manufactured by certain third-party suppliers. Our smart solutions for smart devices are delivered to our customers in the form of finished smart devices that are manufactured by third-party suppliers. We also engage third-party suppliers manufacturing the finished smart devices for our customers for whom we purchase and deliver finished smart devices based on their demands or requests. Such modules and finished smart devices may contain defects, errors or other product issues due to various factors such as design flaws, defects in software, raw materials, components or manufacturing difficulties, which can affect both the quality and the yield of the product, and since some of smart devices using our Smart Solution are electricity-related devices or to be used in a renewable energy-related scenarios, it is possible that these products could result in injury, whether by product malfunctions, defects, improper installation, or other causes. These events may negatively impact the performance of our platform, our products and services, and Tuya-powered smart devices, damage our reputation, harm our ability to attract new and existing customers, and incur significant support, repairment or replacement costs even if we can be reimbursed from the third-party suppliers.

We generate a significant portion of our revenue from a limited number of major customers and any loss of business from these customers could have a negative impact on our revenues and harm our business.

We derive a significant portion of our revenue from a limited number of major customers. Our five largest customers in the aggregate accounted for approximately 11.7%, 13.1% and 13.0% of our total revenue in 2022, 2023 and 2024, respectively. Our ability to maintain close relationships with major customers is essential to the success of our business.

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

Many factors not within our control could cause the loss of, or reduction in, business or revenue from any customer, and these factors are not predictable. These factors include, among others, pricing pressure from competitors, a change in a customer’s business strategy, rising raw material prices, failure of a chip or module supplier to develop competitive products, and the imposition of new tariffs or adjustments in existing tariffs or trade barriers. Our customers may choose to pursue alternative technologies and develop alternative products in addition to, or in lieu of, our products, either on their own or in collaboration with others, including our competitors. The loss of any major customer, or a significant decrease in the volume of customer demand or the price at which we sell our products to customers, could materially adversely affect our financial condition and results of operations.

We recorded net loss and net cash operating outflow in the past and may not be able to achieve or sustain profitability in the future.

We have experienced net loss in each year since our inception until 2023. We recorded net losses of US$146.2 million and US$60.3 million in 2022 and 2023, respectively. In 2024, we turned profitable for the first time, achieving a net profit of US$5.0 million. We expect to continue to devote significant resources to research and development activities and expect to continue to incur substantial sales and marketing expenses in acquiring and retaining customers and enhancing our brand awareness, and incur substantial general and administrative expenses including those associated with operating as a public company. We may also expect to incur more expenses related to general and administrative matters in order to improve our operation and management, or address both operational and non-operational issues, if any. We may not be able to increase our revenue enough to offset the increase in operating expenses resulting from these investments. If we are unable to sustain profitability, or if we are unable to achieve the revenue growth that we expect from these investments, the value of our business and stock may decrease.

Additionally, we recorded net cash operating outflow of US$70.7 million in 2022 and net cash operating inflow of US$36.4 million in 2023 and US$80.4 million in 2024. We may experience quarterly or yearly net cash operating outflow in the future if we fail to grow our business or properly manage our operating leverage. If so, our business, liquidity, financial condition and results of operations may be materially and adversely affected. There is no assurance that we will always generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due, due to a variety of factors. For actions we intend to take to finance our future working capital requirements and capital expenditures, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” There can be no assurance that we will be able to successfully take any of these actions in a timely manner, including prudently managing our working capital, or raising additional equity or debt financing on terms that are acceptable to us. Our failure to take these actions as and when necessary could materially adversely affect our liquidity, results of operations, financial condition and ability to operate.

We cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

We have developed a diversified revenue model and plan to explore additional opportunities to monetize our customer base and technology by, for example, promoting new AI related value-added services to end users or new SaaSs to enterprises customers to generate more subscription fees. If these efforts fail to achieve our anticipated results, we may not be able to increase or maintain our revenue growth. Specifically, in order to increase the number of our customers and end users and their levels of spending, we will need to address a number of challenges, including providing consistent quality products and services, continuing to innovate and stay ahead of our competitors, and improving the effectiveness and efficiency of our sales and marketing efforts. If we fail to address any of these challenges, we may not be successful in increasing the number of our customers and end users and their expenditures with us, which could have a material adverse impact on our business, financial condition and results of operations.

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

Our operating results have fluctuated from period to period and may continue to fluctuate in the future as a result of a variety of factors, many of which are outside of our control and may be difficult to predict, correlate, or anticipate even when external indicators are present. For example, our business model is based in large part on our ability to accurately estimate customer demands, which may constrain our ability to forecast our revenue. If operating results for any particular period fall below securities analysts’ and investors’ expectations, then the trading price of our ADSs and Class A ordinary shares could decline substantially. Some factors that may cause our operating results to fluctuate from period to period include:

●	our ability to attract, retain and increase revenue from customers and end users;
●	market acceptance of our products and services and our ability to introduce new products and services and enhance existing products and services;
●	competition and the actions of our competitors, including pricing changes, the introduction of new products and services, and expansion into new geographies;

●	our ability to control costs and operating expenses, including but not limited to the fees that we pay cloud infrastructure and AI large language model providers, chip and module suppliers, outsourcing manufacturing suppliers or OEMs who manufacture smart devices for our smart solutions business;
●	changes in our pricing as a result of our negotiations with our larger customers or our optimization efforts or otherwise;
●	the rate of expansion and productivity of our sales force;
●	change in the mix of products and services that our customers and end users use;
●	changes in end user and customer demand as end users increase or decrease their demand for smart home products, or other products and services, due to the imposition or easing of stay-at-home, travel and other government mandates in response to disease outbreaks, such as the Covid-19 pandemic or future epidemics and public health crisis;
●	the expansion of our business, particularly in international markets;
●	changes in foreign currency exchange rates and interest rates, particularly the U.S. federal funds rate;
●	changes in laws, regulations or regulatory enforcement, in China, the United States or other countries and regions, that impact our ability to market, sell or deliver our products;
●	significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our products and services on our platform;
●	allegations, even if not supported by fact or based on isolated incidents, relating to cybersecurity events relating to our business operations or our unauthorized use, misuse or disclosure of personal information or other sensitive information;
●	general economic and political conditions and imposition of new tariffs or adjustments in existing tariffs or trade barriers that may adversely affect a prospective customer’s ability or willingness to adopt our products and services, delay a prospective customer’s adoption decision, reduce the revenue that we generate from their use of our products and services, or impact customer retention;
●	extraordinary expenses such as litigation or other dispute-related settlement payments;
●	sales tax and other tax determinations by authorities in jurisdictions where we conduct business;
●	the impact of new accounting pronouncements;
●	expenses incurred in connection with mergers, acquisitions or other strategic transactions and integrating acquired business, technologies, services, products and other assets; and
●	fluctuations in share-based compensation expenses.

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

We provide an advanced platform and suite of software development tools, products, services and AI capabilities designed to enable developers to create innovative smart devices. While we strive to foster innovation and support the development of high-quality smart devices, there is a risk that developers might use our platform, tools, products, services, or AI capabilities improperly. Such improper use could include, but is not limited to, the creation of devices or applications that are harmful, infringe upon intellectual property rights, violate privacy regulations, or are used for illicit purposes.

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

High quality, ongoing developer and customer support are critical to the successful marketing, sale and adoption of our products and services. Many of our customers depend on our customer support team to assist them in deploying our products and services effectively, help them resolve post-deployment issues quickly and provide ongoing support. As we grow our developer and customer base, we will need to further invest in and expand our developer and customer support teams, which could strain our resources and reduce profit margins. If we do not devote sufficient resources or otherwise do not help our developers and customers adopt our products and services, quickly resolve any post-implementation matters, and provide effective ongoing developer and customer support and training, our ability to expand sales to existing and future developers and customers and our reputation would be adversely affected. Our support teams will face additional challenges associated with our international operations, including those associated with delivering support and documentation in multiple languages. We might also face additional difficulties associated with providing customer support and warranties to our customers as we may not be able to control customer service terms of third-party suppliers, such as outsourcing manufacturing suppliers or OEMs who manufacture smart devices for our smart solutions business. Increased demand for developer and customer support, without corresponding revenues, could increase costs and adversely affect our business, operating results and financial condition. Any failure to maintain high-quality developer and customer support, or a market perception that we do not maintain high-quality developer and customer support, could adversely affect our reputation, business, operating results and financial condition.

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

We have in the past experienced, and expect in the future to continue to experience, seasonal fluctuations in our revenues and sales from time to time as a result of the holiday season, customers’ buying patterns, and changes in the business and economic environment that are outside our and our customers’ control. We have experienced lower growth in revenues in the first quarter as a result of the reduced capacity of OEM customers located in China due to the Lunar New Year. The rapid growth in our business has offset this seasonal trend to some extent; however, we expect the historical seasonality trends to continue to impact our results of operations and financial condition. As a result, our results of operations and the trading price of our ADSs and Class A ordinary shares may fluctuate from time to time due to seasonality.

We face certain risks relating to the real properties that we lease.

We lease office spaces from third parties for our operations in China, the United States, Europe, Australia, India, Japan and Colombia, among other locations. Any limitations on the leased properties, or lessors’ title to such properties, may impact our use of the offices, or in extreme cases, result in relocation, which may in turn adversely affect our business operations. In addition, certain lease agreements of our leased properties in China have not been registered with the relevant PRC government authorities as required by PRC law. Therefore, we may be exposed to potential fines if we fail to rectify within the prescribed time period after receiving notices from the relevant PRC government authorities. Furthermore, the lessors of certain of our leased properties have not provided us with valid property ownership certificates or other documentation proving their right to lease those properties to us. As of the date of this annual report, we are not aware of any material actions or claims raised by any third parties challenging our use of these properties we currently lease, nor have we received any notices from the PRC government authorities. If our lessors are not the owners of the properties or they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If leases are invalid, we may face the risk of moving out of the leased property.

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

Our business involves the use of artificial intelligence (“AI”), including generative AI, large language models (“LLM”), and other AI related technologies. The use of AI, a relatively new and emerging technology still in its early commercial stages, introduces additional risk, such as damage to our reputation, competitive position and business, legal and regulatory risks and additional costs. For example, if any of our employees, contractors, vendors or service providers use any third-party AI-powered software relating to our business or the services they provide to us, it may lead to the inadvertent disclosure of our confidential information. This could include the unintentional release of our data into publicly available third-party training sets, potentially undermining our ability to protect and enforce our intellectual property or confidential information, harming our competitive position and business.

Additionally, any content created by us using AI tools or capabilities may not be subject to copyright protection which may adversely affect our intellectual property rights in, or ability to commercialize or use, any such content. In the United States, a number of civil lawsuits have been initiated related to the foregoing and other concerns, the outcome of any one of which may, amongst other things, require us to limit the ways in which we use AI in our business and may affect our ability to develop related products, services, innovations and features. For example, the output produced by AI tools or capabilities may include information subject to certain rights of publicity or privacy laws or constitute an unauthorized derivative work of the copyrighted material used in training the underlying AI model, any of which could also create a risk of liability for us, or adversely affect our business or operations. To the extent that we do not have sufficient rights to use the data or other material or content used in or produced by the AI tools or capabilities used in our business, or if we experience cybersecurity breaches or incidents in connection with our use of AI, it could adversely affect our reputation and expose us to legal liability or regulatory risk, including with respect to third-party intellectual property, privacy, publicity, contractual or other rights. Further, our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively.

As we are committed to building an AIoT platform-level enterprise service offering, we have integrated AI capabilities into our platform to empower developers to more easily and autonomously deploy AI functionalities into their smart devices through the design and development process. This lowers the technical threshold for developing AI-enabled devices and enables innovative applications to reach end users or downstream scenarios. However, given the early stage of AI commercialization, these capabilities may be expensive or cost-inefficient, and the AI features may fail to meet the expectations of developers, customers, end users, or other stakeholders. As a result, related products, solutions, or services may generate lower-than-expected revenue or fail to meet market or investor expectations.

In addition, we acquire AI capabilities both through our own research and development activities and through third-party procurement, such as purchasing tokens from LLM providers. These investments in AI may increase our operating expenses, and we cannot guarantee that the resulting products or technological capabilities will be successfully monetized. As a result, such forward-looking investments could negatively impact our operating leverage and profitability.

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

For example, in Europe, the EU’s Artificial Intelligence Act (the “AI Act”) entered into force on August 1, 2024 and established, among other things, a risk-based governance framework for regulating AI systems operating in the EU. This framework categorizes AI systems, based on the risks associated with such AI systems’ intended purposes. While certain codes of practice and implementing legislation related to the AI Act have not yet been finalized, and certain provisions of the AI Act have not yet come into effect, there is a risk that our current or future AI-powered software or applications may obligate us to comply with the applicable requirements of the AI Act, which may impose additional costs on us, increase our risk of liability or adversely affect our business. For example, the AI Act prohibits certain uses of AI systems and places numerous obligations on providers and deployers of certain AI systems, with heightened requirements placed on AI systems that are considered high risk or which qualify as general purpose AI systems. This regulatory framework is expected to have a material impact on the way AI is regulated in the EU, and together with developing regulatory guidance and judicial decisions in this area, may affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us and could adversely affect our business, financial condition and results of operations.

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

We and certain of our current and former directors and officers were named as defendants in a putative shareholder class action lawsuit, and may, from time to time, be the subject of shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operations, cash flows and reputation.

In August 2022, we and certain of our current and former directors and officers were named as defendants in a securities class action lawsuit, described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” On March 7, 2025, the court granted our motion for judgment on the pleadings, concluding that the plaintiffs failed to identify any false or misleading statements in the Company’s registration statement. On March 31, 2025, the court entered judgment in favor of us and all other defendants, dismissing all claims asserted in the action with prejudice.

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

As of the date of this annual report, except for the putative shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings,” we are not a party to any other material legal or administrative proceedings. However, we or our directors, management, employees and shareholders have been, and may from time to time in the future be, subject to or involved in various claims, disputes, lawsuits, other legal and administrative proceedings and fines. Lawsuits and other administrative or legal proceedings can involve substantial costs, including the costs associated with investigation, litigation and possible settlement, judgment, penalty or fine. In addition, lawsuits and other legal and administrative proceedings may be costly and time consuming and may require a commitment of management and personnel resources that will be diverted from our normal business operations. There may also be negative publicity associated with litigation that could decrease customer acceptance of our product offerings, regardless of whether the allegations are valid or whether we are ultimately found liable.

We have been, and may, from time to time, be involved in class action lawsuits in the United States in the future. Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. The threat of such claims and the costs associated with defending them could have a material adverse effect on business, results of operations and reputation. See “—We and certain of our current and former directors and officers were named as defendants in a putative shareholder class action lawsuit, and may, from time to time, be the subject of shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operations, cash flows and reputation.”

We face inventory obsolescence, shortage or excess risks. Our results of operations could be materially harmed if we are unable to optimally manage our inventories to meet our operational needs.

Our inventories consist mainly of (i) modules and chips relating to our IoT PaaS, and (ii) finished smart devices purchased from manufacturers or manufactured by manufacturing suppliers as part of our Smart Solution business. As of December 31, 2023 and 2024, we had inventories, net, of US$32.9 million and US$23.8 million respectively. Maintaining an optimal level of inventory is important for the success of our business. However, we are exposed to inventory obsolescence and inventory shortage risks as a result of a variety of factors beyond our control, including changes of customer needs due to various factors such as the imposition of new tariffs or adjustments in existing tariffs or trade barriers and the inherent uncertainty of the success of product launches. The inventory write-downs, net, increased US$4.1 million in 2022, decreased US$0.01 million in 2023, and decreased US$1.0 million in 2024 as a result of the net impact of current year provision and sales or uses of inventories with reserve. We regularly track our inventory to keep it at a level sufficient to fulfill customers’ orders. We also proactively assess changes in market conditions and pre-store strategic raw materials in anticipation of potential supply shortage. However, we cannot assure you that we can accurately predict these trends and events and avoid understocking or overstocking inventory, or that our inventory management measures will be implemented effectively so that we will not have significant levels of inventory obsolescence, shortage or excess. As a result of unforeseen or sudden events, we may experience slow movement of our inventories, fail to utilize or sell our inventories swiftly, or face the risk of inventory obsolescence, and our business, results of operations, financial condition and prospects may be adversely affected.

We may require additional capital to support our business and response to business opportunities, and this capital might not be available on favorable terms, if at all.

We intend to continue to make investments to the long-term operating and development of our business and may require additional funds. In particular, we may seek additional funds to develop new products and new features such as AI capabilities, enhance our platform and existing products, expand our operations, including our sales and marketing efforts and our global presence, and improve our infrastructure or acquire complementary businesses, technologies, services, products and other assets. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to holders of our ADSs and Class A ordinary shares. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, scale our infrastructure, develop product enhancements and to respond to business challenges could be significantly impaired, and our business, operating results and financial condition may be adversely affected.

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

As we continue to expand our international operations, we will become increasingly exposed to the effects of fluctuations in currency exchange rates. The majority of our cash generated from revenue is denominated in Renminbi, and our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations. Because we conduct business in currencies other than U.S. dollars but report our operating results in U.S. dollars, we also face translation exposure to fluctuations in currency exchange rates, which could hinder our ability to predict our future results and earnings and could impact our operating results. We recorded other comprehensive loss from foreign currency translation of US$14.9 million in 2022, US$2.7 million in 2023 and US$2.6 million in 2024.

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

Tuya Inc. is a holding company and we rely mainly on dividends paid by our wholly foreign-owned enterprise in China for our cash needs. Any significant fluctuation of Renminbi against the U.S. dollar could adversely affect our business, operating results and financial condition, and the value of any dividends payable in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares and the ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

We hold a substantial amount of our cash reserves in U.S. dollars. To manage our funds, we utilize various financial instruments, such as treasury securities, with a focus on ensuring the safety of our principal amount. Since 2023, the Federal Reserve has maintained the federal funds rate within the target range of 4.5% to 5.50%, a level that is elevated compared to the average rates seen in the past decade. This environment has allowed us to benefit from relatively higher interest income on our U.S. dollar-denominated deposits. However, recent communications from the Federal Reserve indicate an adjustment in its expectations for future interest rates, with a tendency towards lowering rates in response to evolving economic conditions. Such a policy shift poses risks to our financial strategy, as a reduction in interest rates would directly impact the yield on our interest-sensitive assets. A significant decrease in interest income generated from our U.S. dollar deposits could adversely affect our financial performance.

The fair value measurements of certain financial assets and liabilities inherently involve a certain degree of uncertainty, and any adverse movements in their fair value may directly affect our results of operations.

Some of our financial assets and liabilities are measured at fair value, such as the short-term investments and long-term investments measured at fair value. As of December 31, 2023 and 2024, the fair value of short-term investments was US$291.0 million and US$57.5 million, and the fair value of long-term investments was US$10.1 million and US$7.1 million, respectively. For financial reporting purposes, fair value measurements of these financial assets and liabilities are categorized into level 1, 2 or 3, based on, among other things, the observability and significance of the inputs used in the valuation technique. The fair value of financial assets and liabilities classified in levels 1 and 2 is determined based on observable inputs, while the determination of the fair value of level 3 financial assets and liabilities is based on valuation techniques and various assumptions of inputs that are unobservable and which inherently involve a certain degree of uncertainty. In 2022, 2023 and 2024, our fair value change on level 3 investments was in loss of US$9.5 million, US$7.8 million and US$0.2 million, respectively.

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

We are exposed to credit risk related to defaults of our various customers. As of December 31, 2023 and 2024, our accounts receivable, net were US$9.2 million and US$7.6 million, respectively. Our accounts receivable turnover days were 21 and 15 in 2023 and 2024, respectively. We may not be able to collect all such accounts receivable due to a variety of factors that are outside of our control. If the relationship between us and any of our customers is terminated or deteriorated, or if any of our customers experience financial difficulties to the extent it affects their ability to make timely payments, our corresponding accounts receivable might be adversely affected in terms of recoverability. Our accounts receivable balance may continue to grow alongside our business expansion, which may increase our risks for uncollectible receivable. If we are unable to timely collect our accounts receivable from our customers, our business, financial condition and results of operations may be materially and adversely affected.

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

In the course of preparing and auditing our consolidated financial statements for the year ended December 31, 2024, we and our independent registered public accounting firm did not identify a material weakness in our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures.”

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

In December 2014, we adopted the 2015 Equity Incentive Plan (the “2015 Plan”), which was amended in July 2020, February 2021 and June 2022. In June 2024, we adopted the 2024 Equity Share Scheme (the “2024 Share Scheme”). We account for compensation costs for all share-based awards using a fair-value-based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. For details of the 2015 Plan and the 2024 Share Scheme, see “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

In 2022, 2023 and 2024, we recorded share-based compensation expenses of US$69.0 million, US$65.2 million and US$67.8 million, respectively. As of December 31, 2024, there were US$16.4 million of unrecognized share-based compensation expenses related to share options granted by our company, which were expected to be recognized over a weighted-average vesting period of 0.15 years. As of December 31, 2024, there were US$9.9 million of unrecognized share-based compensation expenses related to RSUs granted by us, which were expected to be recognized over a weighted-average vesting period of 1.75 years. We believe that the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, any ordinary shares that we issue under our 2015 Plan and the 2024 Share Scheme would dilute the percentage ownership held by public investors.

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

Foreign ownership of telecommunication businesses is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in an information service provider or other value-added telecommunication service provider (other than operating e-commerce, domestic multiparty communication, storage and forwarding and call center) and the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunication services overseas and maintain a good track record in accordance with the Encouraged Industries Catalog for Foreign Investment (2022 version), the Special Administrative Measures for Foreign Investment Access (Negative List (2024), or the Negative List (2024), and other applicable laws and regulations.

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

The value-added telecommunication services that we conduct through the VIE are subject to foreign investment restrictions set forth in the Negative List (2024), which was issued by the Ministry of Commerce (“MOFCOM”) and the National Development and Reform Commission (the “NDRC”) and became effective on November 1, 2024.

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

The PRC Company Law (the “Company Law”) promulgated by the Standing Committee of the National People’s Congress on December 29, 1993, was recently amended on December 29, 2023 and became effective on July 1, 2024. The Company Law provides new requirements for the time limit for contribution of capital, the company’s organizational structure, corporate governance, and the rights and obligations of shareholders, which also apply to foreign investment enterprises in the PRC. Since the Company Law has only come into effect recently, uncertainties remain with respect to its interpretation and implementation and how it may impact the viability of our current corporate structure, corporate governance and business operations.

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

Additionally, the global macroeconomic environment might face significant challenges in the near-term future. For example, following the COVID-19 outbreak, most countries have encountered rising inflation, resulting in weakened customers’ spending on smart devices. Furthermore, there is considerable uncertainty about the short and long-term economic impact of the monetary and fiscal policies adopted by the central banks and government authorities of some of the world’s leading economies and the imposition of new tariffs or adjustments in existing tariffs or trade barriers, including the United States and China.

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

On February 28, 2024, President Biden signed Executive Order 14117, which seeks to restrict access to bulk sensitive personal data and U.S. government-related data by “countries of concern.” It creates uncertainties and complications in our efforts to stay compliant with such regulations when it becomes effective. For example, if third-party cloud-hosting providers of our data centers in the United States, such as AWS, or our U.S. subsidiaries or U.S. personnel, were to be restricted from providing access to the relevant U.S. data in accordance with such regulations, it may negatively affect our businesses. More recently, specifically, on January 20, 2025, President Trump issued a national security presidential memorandum, titled “America First Trade Policy”, which, among other things, directs the Secretary of Treasury and several other executive departments and offices of the U.S. government to review the outbound investment controls focused on China, including Hong Kong and Macau, to determine if it includes “sufficient controls to address national security threats” and to determine whether the executive order implementing such program “should be modified or rescinded and replaced.” For more information about such program, see “ – If we became subject to the U.S. Department of Treasury’s final rule on outbound investment in the future, investments in our securities by U.S. persons and our ability to raise capital from U.S. persons could be subject to restrictions.” On February 21, 2025, President Trump issued a national security presidential memorandum titled “America First Investment Policy” to provide guidance on investment oversight. The America First Investment Policy includes directives to, among other things, (i) determine if adequate financial auditing standards are upheld for companies covered by the HFCAA, and (ii) review the variable interest entity and subsidiary structures used by “foreign-adversary companies” to trade on United States exchanges, as well as allegations of fraudulent behavior by these companies, to protect United States investors. These developments, and any similar legislative or executive actions in the future, could have an adverse effect on our business, financial condition and results of operations.

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

At the same time, rising geopolitical tensions, particularly between the U.S. and China, and other global factors such as the war in Ukraine, sanctions on Russia, and Middle East instability, have led to significant shifts in international trade and investment policies. These developments have increased the costs of importing and/or exporting products, technology, services, and/or software to or from any major markets in which many of our customers, suppliers, brands, OEMs and developers operate. These costs and uncertainties may be further exacerbated by shifting policy stances, new tariffs, trade restrictions, or changes to regulatory frameworks, particularly in environments where trade policy is frequently used as a tool of foreign policy and subject to sudden reversals. In particular, ongoing tensions between the U.S. and China have been characterized by frequent tariff actions, retaliatory measures, and abrupt policy changes that have disrupted global trade flows and supply chains. Moreover, any political or trade controversies between the United States or any other major global economies, including China, or any proposed or new legislation, executive orders or administrative rule making affecting China, whether or not directly related to us or our business and whether or not materialized, could have a material adverse effect on our business operations, results of operations and growth prospects. In particular, there have been ongoing concerns about the relationship and trade disputes between the U. S. and China. These tensions have been marked by the unilateral imposition of additional tariffs by one side and retaliatory measures by the other, including higher tariffs, as well as potentially broader strategic responses. For instance, President Trump has recently escalated his tariff policies, imposing sweeping new tariffs on imports from numerous countries, including China, as part of what Trump describes as a strategy to address trade imbalances and revive domestic manufacturing. Many of our customers, suppliers, brands, OEMs and business partners that import and/or export products, technology, services, and/or software using our products, technology, and platform could face rising costs and be significantly impacted by these developments, which may ultimately impact our business as well. The imposition of these higher tariffs may also result in delays or disruptions in supply chains and could lead to a reduction in demand for products or services. In addition, certain of our customers export their products into the United States under the exemption provided in Section 321 of the Tariff Act of 1930, which exempts packages shipped to the United States under a specified de minimis monetary threshold from import duties as long as certain requirements are met. On February 1, 2025, President Trump signed an executive order making all Chinese imports ineligible for the de minimis exemption, in addition to imposing an additional 10% tariff on Chinese imports. On February 5, 2025, the order was amended to temporarily reinstate the exemption for eligible Chinese imports, pending a certification by the Secretary of Commerce that adequate systems are in place to fully and expediently process and collect the applicable tariff revenue. Further changes to the de minimis exemption were introduced on April 2, 2025 through a new executive order signed by President Trump. Under this order, duty-free treatment under the de minimis exemption will no longer apply to covered goods from the PRC and Hong Kong, effective on May 2, 2025. All relevant postal items containing goods that are sent through the international postal network that are valued at or under $800 and that would otherwise qualify for the de minimis exemption are subject to additional duties. If the de minimis exemption becomes permanently unavailable for imports from the PRC and Hong Kong, or if the exemption threshold is reduced more broadly, our business, financial condition and results of operations may be materially and adversely affected. Additionally, recent statements from U.S. government officials have raised concerns over potential regulatory actions affecting Chinese companies listed on U.S. exchanges. If such measures result in the delisting of Chinese companies, it could significantly impact market access, investor confidence, and the liquidity of affected stocks, ultimately influencing the global investment landscape and our business operations.

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

If we became subject to the U.S. Department of Treasury’s final rule on outbound investment in the future, investments in our securities by U.S. persons and our ability to raise capital from U.S. persons could be subject to restrictions.

On August 9, 2023, the Biden administration published an executive order, and the Treasury published an advanced notice of proposed rule-making (the “ANPRM”), providing a conceptual framework for outbound investment controls focused on China, including Hong Kong and Macau (the “Outbound Investment Program” or the “OIP”). Further to this ANPRM, on June 21, 2024, the Treasury issued a proposed rule on outbound U.S. investments involving China that was generally consistent in its requirements with the ANPRM. On October 28, 2024, Treasury issued a Final Rule to implement the executive order of August 9, 2023. The Final Rule took effect on January 2, 2025. The Final Rule imposes investment prohibition and notification requirements on U.S. persons for certain investments in entities associated with China (including Hong Kong and Macau) that are engaged in certain activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Final Rule are in some instances prohibited altogether from making, and in other instances required to report, certain investments in Covered Foreign Persons, which are defined as “Covered Transactions.”

“Covered Transactions” include acquisitions of equity interests, certain debt financing, joint ventures, and certain investments as a limited partner in a non-U.S. person pooled investment fund. The Final Rule excludes some investments from the scope of Covered Transactions, including those in publicly traded securities listed on a national stock exchange. The Final Rule is aimed at exerting greater U.S. government oversight over U.S. direct and indirect investments involving China and may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us.

More recently, the America First Investment Policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. The proposed restrictions may further deepen the uncertainties for cross-border collaboration, investment, and funding opportunities of China-based issuers, including us. It is unclear whether these challenges and uncertainties will be addressed or resolved, and how they might impact global political and economic conditions over the long term. Possible changes to the U.S. outbound investment regulations could limit or, in the worst case scenario, eliminate our ability to raise capital or contingent equity capital from U.S. investors in the future, or our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our capital-raising capacity and our business, financial condition and prospects. If we were deemed a Covered Foreign Person and therefore be subject to the Final Rule, even though U.S. persons’ acquisitions of certain publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Final Rule, the Final Rule could still limit our ability to raise capital or contingent equity capital from U.S. investors after this offering, or our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our capital raising capacity and our business, financial condition and prospects. In such case, the value of the ADSs may significantly decline, or in extreme cases, become worthless.

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

Tuya Inc. is an exempted company limited by shares incorporated under the laws of the Cayman Islands. The Group conducts substantially all of its operations in mainland China, and substantially all of its assets are located outside the United States. In addition, we do not have any material operations in Hong Kong. Furthermore, to our best knowledge, most of our directors and executive officers reside within mainland China or Hong Kong for a significant portion of the time and are PRC nationals. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us, our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws.

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

Tuya Inc. is a Cayman Islands holding company and we rely principally on Tuya Inc.’s own capital reserves and dividends and other distributions on equity from our subsidiaries in mainland China and Hong Kong for our cash requirements, including for services of any debt we may incur. To the extent cash or assets in the business are in the PRC, including Hong Kong, or a PRC (including Hong Kong) entity, the funds or assets may not be available to fund operations or for other use outside of the PRC, including Hong Kong, due to interventions in or the impositions of restrictions and limitations on the availability of Tuya Inc., its subsidiaries or the VIE by the PRC government to transfer cash or assets. There is no assurance that the PRC government will not intervene in or impose restrictions on the ability of Tuya Inc., its subsidiaries or the VIE to transfer cash or assets.

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

Our PRC subsidiaries are subject to the PRC corporate income tax at a standard rate of 25% on their taxable income, while in 2022, 2023 and 2024, preferential tax treatment was available to Tuya Information, one of our PRC subsidiaries. Tuya Information was qualified as a “High-tech Enterprise” and was entitled to enjoy a 15% beneficial tax rate for the year ended December 31, 2024. We cannot assure you that the PRC policies on preferential tax treatments will not change or that the current preferential tax treatments we enjoy or will be entitled to enjoy will not be canceled. Moreover, we cannot assure you that our PRC subsidiaries will be able to renew the same preferential tax treatments upon expiration. If any such change, cancellation or discontinuation of preferential tax treatment occurs, the relevant PRC subsidiaries will be subject to the PRC enterprise income tax (the “EIT”) at a rate of 25% on taxable income. As a result, the increase in our tax charge could materially and adversely affect our results of operations.

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

In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCAA, in December 2020. Trading in our securities on U.S. markets, including the NYSE, will be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm, for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2024 after we file this annual report.

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

The trading price of the ADSs has been volatile since the ADSs started to trade on the NYSE on March 18, 2021. The trading price of the ADSs could continue to fluctuate widely due to factors beyond our control. The trading price of our Class A ordinary shares, likewise, can be volatile for similar or different reasons. In particular, the business and performance and the market price of the shares of other companies engaging in similar business to ours or those with operations located mainly in China that have listed their securities in the United States or Hong Kong may affect the price and trading volume of our ADSs and Class A ordinary shares. In addition to market and industry factors, the price and trading volume of our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings or cash flow;
●	fluctuations in operating metrics;
●	announcements of new investments, acquisitions, strategic partnerships, capital raisings or capital commitments or joint ventures by us or our competitors;
●	announcements of new solutions and services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental negative publicity about us, our competitors or our industry;
●	announcements of new regulations, rules or policies relevant to our business;
●	additions or departures of key personnel;
●	allegations of a lack of effective internal control over financial reporting, inadequate corporate governance policies or fraud, among other things, involving China-based issuers;
●	our major shareholders’ business performance and reputation;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	regulatory developments affecting us or our industry;
●	political or trade tensions between the United States and China, including but not limited to the imposition of new tariffs or adjustments in existing tariffs or trade barriers;
●	potential litigation or regulatory investigations;
●	fluctuations of exchange rates among Renminbi, the U.S. dollar and the Hong Kong dollar; and
●	sales or perceived potential sales of additional ADSs or Class A ordinary shares.

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

Our company is controlled through weighted voting rights. Each Class A ordinary share carries only one tenth (1/10) of the voting rights of each Class B ordinary share under our current memorandum and articles of association (except as required by applicable law, rules and regulations and in relation to certain reserved matters). As of April 15, 2025, there were 609,721,949 issued and outstanding ordinary shares, consisting of 539,516,649 Class A ordinary shares (including 2,085,143 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our 2024 Share Scheme and 223,773 Class A ordinary shares represented by ADSs that have been repurchased by us from the open market) and 70,205,300 Class B ordinary shares. Mr. Xueji Wang and Mr. Liaohan Chen beneficially owned 77,294,700 Class A ordinary shares and 70,205,300 Class B ordinary shares, representing approximately 62.9% of the voting rights in our company with respect to shareholder resolutions relating to matters other than certain reserved matters, on the basis that Class A ordinary shares entitle shareholders to one vote per share and Class B ordinary shares entitle shareholders to 10 votes per share. As a result, Mr. Wang and Mr. Chen have significant influence over management and affairs of our company and over all matters requiring shareholder approval, including the election of directors (excluding the appointment, election or removal of any independent non-executive director) and significant corporate transactions, such as a mergers, consolidations, liquidations and the sale of all or substantially all of our assets, and other significant corporate actions. In addition, the issuance of the Class A ordinary shares, including future stock-based acquisition transactions and employee equity incentive programs, could prolong the duration of the ownership of Mr. Wang and Mr. Chen of our voting power and their ability to determine the outcome of most matters submitted to a vote of our shareholders. This concentrated control limits or severely restricts our shareholders’ ability to influence corporate matters, and therefore we may take actions that our shareholders do not view as beneficial. As a result, the market price of our ADSs or Class A ordinary shares could be adversely affected. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial, and may also discourage, delay, or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs or Class A ordinary shares.

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

We have granted equity-based awards to certain management, employees and non-employees. We adopted the 2015 Plan, which is terminated in June 2024 and established the 2024 Share Scheme, under which we may have the discretion to grant a range of equity-based awards to eligible participants. We intend to register all ordinary shares that we have issued or that we may issue in connection with any employee share-based awards. Once we register these ordinary shares, ADSs representing them can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the applicable lock-up agreements. If ADSs representing a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of the ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plan would dilute the percentage ownership held by investors who purchase the ADSs.

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

Because we may not pay dividends in the future, you must rely on a price appreciation of our ADSs or Class A ordinary shares for a return on your investment.

Although we have declared dividends in the past, including in August 2024 and February 2025, we cannot guarantee that we will continue to do so in the future. We have adopted a policy on payment of dividends which however does not mandate our declaration of regular cash dividends, and investors should not rely on an investment in our ADSs or Class A ordinary shares as a source for any future dividend income. Any decision to distribute dividends remains at the full discretion of our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions (if any) received by us from our subsidiaries, our financial condition, contractual restrictions, the broader business and economic environment, as well as other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs or Class A ordinary shares will likely depend entirely upon any future price appreciation of such securities. There is no guarantee that our ADSs or Class A ordinary shares will appreciate in value or even maintain the price at which you purchased them. You may not realize a return on your investment in our ADSs or Class A ordinary shares and you may even lose your entire investment.

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

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities. To the extent that there is a distribution, the depositary of the ADSs has agreed to pay to holders of the ADSs the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holders of the ADSs will receive these distributions in proportion to the number of ordinary shares the ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of the ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to holders of the ADSs.

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

We believe that we are, and hold ourselves out as being, engaged primarily in the business of IoT related product and service offerings, including PaaS and SaaS (such as industry SaaS and cloud-based software value-added services), based on a purpose-built cloud development platform, as well as smart solutions for smart devices and not in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that the Company is what is frequently referred to as an “orthodox” investment company as defined in the Investment Company Act and described in clause (a) in the preceding paragraph. Furthermore, we believe that, on an unconsolidated basis, at least 60% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items) consists of direct equity interests in and/or loans to its direct or indirect qualifying majority-owned subsidiaries. We believe these subsidiaries are each qualifying majority-owned subsidiaries for purposes of the test described in clause (b) in the preceding paragraph, because such subsidiaries are primarily engaged in the business of providing internet-of-things products and services, and are either (i) not investment companies under the 40% test described in clause (b) in the preceding paragraph, because each such subsidiary does not hold securities (other than U.S. government securities, securities issued by employees’ securities companies and securities issued by qualifying majority owned subsidiaries of such entity) having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis or (ii) not investment companies under exemptions under the Investment Company Act, such as for companies that are not primarily engaged in investing in securities.

The need to comply with Section 3(a)(1), or exemptions, under the Investment Company Act may cause us to restrict our business and subsidiaries with respect to how we invest excess cash pending use in our business, a substantial portion of which is held in short- and long-term bank time deposits which may be deemed investment securities for purposes of the 40% test described in clause (b) above. In addition, if we no longer meet the requirements of Section 3(a)(1), and no other exemption is available to us, we may take other actions in order to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act. This may include adjusting our cash management assets, which may result in lower rates of returns, and/or liquidating all or a portion of our investment securities (including potentially short- and/or long-term bank time deposits), including on unfavorable terms, and holding such amounts in cash, and/or acquiring assets or businesses that could change the nature of our business or potentially taking other actions that may be viewed as adverse to the holders of our ADS or ordinary shares, in order to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act.

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

We were likely a passive foreign investment company (a “PFIC”) for 2024 and there is a significant risk that we will be a PFIC for 2025 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences.

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

We hold a substantial amount of cash and financial investments, and while that continues to be the case our PFIC status for any taxable year may depend on the average value of our goodwill and other intangible assets. We have not obtained any valuation of our goodwill or other assets. However, the value of our goodwill and other intangible assets for any taxable year may be determined, in large part, by reference to our average market capitalization, which has declined substantially since our initial public offering. If the value of our goodwill for 2024 is determined by reference to our average market capitalization for 2024, then we were likely a PFIC for our 2024 taxable year. In light of our declined market capitalization, there is a significant risk that we will also be a PFIC for 2025, and possibly future taxable years, if the value of our assets were to be determined by reference to our market capitalization. Moreover, it is not entirely clear how the contractual arrangements between us and the VIE will be treated for purposes of the PFIC rules, and we may be a PFIC for any taxable year if the VIE is not treated as owned by us for these purposes. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. For these reasons, we cannot express an expectation as to our PFIC status for 2025 or any future taxable year. U.S. holders of our ADSs or Class A ordinary shares should consult their tax advisers regarding our PFIC status for 2024 and any other taxable year.

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

4.B.Business Overview

A REVIEW OF 2024

2024 was a pivotal year for Tuya, featuring multiple dimensions of progress in operational profitability, AI strategy execution, and start of shareholder return through dividends. We reached several financial milestones—including our inaugural quarterly and annual non-GAAP operating profitability and our first-ever annual GAAP net profit—while expanding our global footprint. We believe this success is rooted in Tuya’s global presence, hardware-and-software integrated business model and developer-focused approach.

Throughout 2024, we observed sustained growth in end-market demand, stable customer relationships and their increased investment in smart product lines. Meanwhile, the rapid iteration and adoption of generative AI and LLMs further drove the consumer electronics industry’s transition toward intelligence-driven solutions. In this context, 2024 was also a year of our unwavering commitment to AI research and development. In the second quarter of 2024, we launched Tuya’s proprietary AI large model, Spatial LLM, while continuing to advance On-Device AI. Our goal is to leverage Gen AI to significantly enhance smart product experience, providing our customers with superior product competitiveness and end-users with more valuable smart features and functionalities. We firmly believe that AI, IoT, and cloud technologies will drive a new era of user experience and substantially increase the penetration of smart devices.

Business review

In 2024, our total revenue reached about US$298.6 million, making nearly 30% year-over-year growth. Our overall gross margin remained stable at around 47%, while annual operating expenses declined by approximately 11% year-over-year due to continued cost discipline of the company. For the year, our non-GAAP profit from operations reached US$22.7 million, with a non-GAAP operating margin of 7.6%, validating the effectiveness and scalability of Tuya’s unique software-and-hardware integrated business model. Our non-GAAP net profit in 2024 reached US$75.3 million, with a year-over-year growth of around 268.5%. Additionally, we achieved our first-ever net profit of US$5.0 million on GAAP basis, marking a historic milestone in the Company’s financial performance. This achievement enhances our flexibility at the statutory shareholders’ equity level and enables us to pursue further strategic initiatives for long-term growth.

On the cash flow side, we generated around US$80.4 million in positive operating cash flow in 2024. Following the dividend declared in August and paid in October last year, we ended the year with a net cash balance exceeding US$1.0 billion, maintaining a strong liquidity position.

For IoT PaaS business, we witnessed a more diversified and dynamic developer base, contributing to solid year-over-year growth across all categories. Our product category structure has become increasingly balanced and diversified, aligning with the trend of customers expanding their product lines. In a highly fragmented and dispersed global consumer electronics market, the widespread adoption of technology continues to drive innovations across diverse product categories. The increasing variety of smart devices is fostering a more comprehensive approach to Spatial Intelligence, enhancing user convenience and comfort, ultimately progressing toward the vision of an interconnected and interactable intelligent ecosystem.

Our Smart Solution business continued to gain traction, particularly among top-tier customers, achieving approximately 58% year-over-year growth in 2024. For instance, in response to the French government’s energy subsidy initiative, we supported our French customers in becoming among the first to meet the national energy efficiency subsidy standards, helping households lower energy consumption. At this stage of smart technology development, whether in consumer electronics or industry-specific applications, a rich ecosystem of smart devices is essential for top-tier customers. In this regard, Tuya possesses a significant advantage over the market with its expansive developer ecosystem, and Smart Solution further enhances our ability to support customers, strengthen engagement, and boost their market competitiveness.

We remain committed to building a robust developer ecosystem. As of the end of 2024, the number of registered developers on our platform reached around 1.32 million, with over 1.07 million SKUs of smart devices developed on Tuya’s platform, spanning more than 3,000 product categories. We continue to foster an extensive ecosystem by, for example, integrating with Google Home APIs to create a seamless smart home experience and collaborating with Chery to establish a new “vehicle-home interconnectivity” ecosystem. At the same time, we are dedicated to expanding Tuya’s global influence, positioning ourselves as a reliable partner for customers and developers worldwide. Our HEMS solution was recognized in the United Nations Global Compact (UNGC) report, “20 Best Corporate Sustainability Practices in 20 Years,” highlighting Tuya’s commitment to sustainability. Additionally, we achieved an MSCI ESG rating of “A” and a Wind ESG rating of “A,” and we were included in the S&P Sustainability Yearbook China Edition.

Development of device and edge AI

In 2024, as a technology-driven platform company, we continued to advance the capabilities in device and edge AI, building upon our early adoption of generative AI in 2023. We launched our AI Agent development platform in the fourth quarter of 2024. This platform enables seamless integration with leading LLMs, including ChatGPT, Qwen, DeepSeek, Doubao, Mistral’s Le Chat, Gemini, Amazon Nova, Claude, among others.

Our LLM-agnostic architecture represents a core differentiator. It allows developers to bypass the complexity of native LLM development by providing a middleware layer that connects foundational models to smart application scenarios. Developers are empowered to flexibly select the most appropriate LLM based on specific business requirements, and to rapidly build personalized AI-powered devices and applications using Tuya’s AI templates or custom frameworks. This approach mirrors Tuya’s all-agnostic infrastructure philosophy—enabling compatibility across diverse cloud services, IaaS, device categories, edge capabilities and hardware architectures—ultimately reducing integration costs and time-to-market for customers. The agnostic strategy significantly enhances flexibility and applicability for developers, reinforcing Tuya’s position as a horizontal enabler of diverse smart device and smart applications, rather than a vertical, single-category solution provider.

We prioritize the deployment of AI in areas such as audio-video interaction, operational efficiency, and intelligent decision-making. Audio-video AI enables new forms of user interaction with smart devices through natural language and multimedia input or output. AI-driven decision and efficiency capabilities help users optimize their smart device and usage strategies to meet increasingly personalized and differentiated needs. In parallel, we continue exploring the potential of our Spatial LLM technology in energy management and other spatial intelligence use cases.

Looking ahead, we expect device and edge AI to enter a new phase of growth, and plan to embed AI capabilities across all categories on the Tuya AI cloud developer platform, with the goal of making AI capabilities a default feature in all Powered-by-Tuya (“PBT”) devices. Through collaboration with global developers, we aim to accelerate innovation in on-device AI, continuously shaping a vibrant global AI+IoT (“AIoT”) ecosystem.

OVERVIEW

We are a global leading AI cloud platform service provider with a mission to build an AIoT developer ecosystem and enable everything to be smart. We have pioneered a purpose-built AI cloud developer platform that delivers a full suite of offerings, including Platform-as-a-Service (“PaaS”), Software-as-a-Service (“SaaS”) and Smart Solutions to developers of smart device, commercial applications, and industries. Through our AI cloud developer platform, we have activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness. We are the largest third-party AI cloud platform offering IoT PaaS in the global market of IoT PaaS in terms of the volume of smart devices powered in 2023, according to CIC.

We deliver a variety of offerings. Our IoT PaaS offering enables businesses, including original equipment manufacturers (“OEMs”) and brands, and developers to develop, launch, manage and monetize software-enabled smart devices and services. Our SaaS offering for those who use smart devices includes industry SaaS that enables businesses to deploy, connect, and manage large numbers and different types of smart devices in different vertical scenarios for spatial intelligence, cloud-based software value-added services that provide end users with additional smart scenario features such as cloud storage, AI audio and video interaction, and Cube Smart Private Cloud Solution that enables large-scale conglomerates to build their own autonomous and controllable smart business platforms. We also offer businesses, developers and end users a diverse range of other cloud-based value-added services to improve their ability to develop and manage IoT experiences. Additionally, we offer smart solutions for smart devices in which we provide customers with smart devices that integrated AI and intelligent software capabilities beyond IoT.

Our business model is both unique and innovative. First, we offer technology, products, and services to enterprises, positioning us as a typical enterprise service business. Second, we focus on the smart device sector, and the products we provide are essential components of our customers’ own businesses and products. Our goal is to empower customers—helping them build their own smart products and achieve success in their respective downstream end market. As a result, majority of our revenue reflects the cyclical nature of smart devices and follows the dynamics of the hardware supply chain. Lastly, like a brain for smart devices, our platform provides an “one-platform-all-smart” unified user experience, enabling end users to fully benefit from smart scenarios through a connected device ecosystem with an agnostic system—regardless of the underlying cloud service, IaaS provider, communication protocol, chip, or LLM, etc. These features collectively contribute to the network effects typical of internet-based business models, and together, they form our core competitive advantages and barriers to entry.

Our platform benefits from network effects driven by our ecosystem of developers, businesses, partners and end users. End users of smart devices demand a unified user experience to interact with various types of devices from different brands through one portal, such as a single interface—only achievable when all devices have the same “brain.” This is akin to using different apps on one smartphone. Our platform provides an open architecture to connect any device from any brand, while enabling users to manage all devices across brands through a single portal. As a result, we believe that as our platform continues to grow, more brands and OEMs want to join our platform to integrate their devices onto the single user interface using the same “brain”, through which devices from other brands are connected. These self-reinforcing network effects further increase our brand awareness and generate word-of-mouth referrals, helping us build an extensive, vibrant and increasingly interconnected AIoT ecosystem.

Our offerings enable customers across a broad range of industry verticals, such as smart home, smart business, renewable energy, education, agriculture, outdoors and sport, and entertainment. We have cultivated a large and diversified customer base, primarily including brands, OEMs, industry operators and system integrators. Starting from the end of 2021, we have been strategically optimizing our customer base to focus more on key account enterprises. In 2024, we served approximately 5,800 customers and our AI cloud platform empowered approximately 3,700 brands to develop their smart devices, including leading brands and enterprises such as Calex, Philips, Schneider Electric, Sharp, ABB, SCG, Panasonic, Changhong, TCL, Midea, etc. Our IoT PaaS currently enables businesses and developers across over 200 countries and regions globally to develop smart devices in approximately 3,000 categories. We have established a large and active community of approximately 1,316,000 registered IoT device and software developers as of December 31, 2024.

In the past, our business has scaled rapidly by leveraging our strong software and robust platform-based delivery capabilities. However, from the second half of 2021 to the first half of 2023, the global consumer electronics industry went through a headwind cycle, primarily due to global high inflation and supply-chain-wide destocking. Thanks to industry-wide efforts and moderately declining inflation, the downstream inventory level gradually returned to normal in the second half of 2023.

In 2024, with a more stable macroeconomic environment, normalized downstream inventory levels, and rising demand for consumer electronics, the industry experienced a growth trajectory. Additionally, we believe that the rapid iteration and adoption of generative AI and LLMs will be driving a positive industry development, leading to a long-term increase the penetration and adoption of smart scenarios served by smart devices and smart applications. With the effective execution of our customer and product strategies, coupled with the utilization and innovation of emerging technologies, our revenue increased by 29.8% to US$298.6 million in 2024 from US$230.0 million in 2023. More importantly, we achieved GAAP net profitability for the first time, recording a net profit of US$5.0 million, compared to a net loss of US$60.3 million in 2023. See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Discussion of Results of Operations.”

Challenges in the AIoT Era

By transforming the way people interact with the physical world, IoT and AI is also changing how brands and OEMs develop products and operate their business. With favorable technology drivers, consumers are increasingly demanding a software-like experience—in addition to the traditional physical interfaces—when interacting with devices, and are showing growing interest and high expectations for AI. As a result, brands and OEMs are seeking to build software capabilities in order to offer AIoT-enabled smart devices.

However, for brands and OEMs, building software and AI capabilities from scratch is both costly and time-consuming, causing many of their AIoT ventures to be unsuccessful. While a limited number of leading brands have built their own AIoT solutions, these solutions often are restricted to their own products, or products of their selected business partners, and the vast majority of brands and OEMs globally simply do not have the capital and technology expertise necessary to develop and deploy software across millions of devices, according to CIC. Brands, OEMs and developers face a number of challenges in delivering software-enabled AIoT offerings, such as (i) lack of development talent and capabilities, (ii) high cost and complexity to develop platforms, tools and applications, (iii) long development cycles, (iv) lack of standardized, easy-to-use software infrastructure and tools for developers and (v) inconsistent user experience caused by the fragmented market due to the variety of smart device categories and products across the brands and regions, which hinders the long-term potential of AIoT applications. These significant challenges can affect the end user experience and create the need for a third-party AI cloud platform that takes care of the complexities of developing, launching, supporting and growing AIoT software and unifying the IoT standards among fragmentation, so businesses and developers can leverage full-stack infrastructure and tools to develop devices and software applications with ease and cost-efficiency.

Tuya Solution—an AI Cloud Platform for Global Developers

Tuya was founded to solve exactly these challenges. We offer what we call an “AI cloud platform”—a platform that is open to all types of brands, OEMs and developers from across the world where they can access a common infrastructure and all the ready-to-use software, development tools and services needed to develop and manage smart devices with AI capabilities. According to CIC, we offered the world’s first IoT cloud development platform, giving us significant first-mover advantages in attracting and building long-term relationships with brands and OEMs globally.

Our platform is a one-stop AI cloud platform with an agnostic system across diverse cloud services, IaaS, device categories, edge capabilities and hardware architectures. It allows our brands and OEMs to digitalize their businesses and transform the experience of their end users across a diverse range of use cases.

We use “AI cloud platform” as a collective term to refer to a combination of the various IoT capabilities, AI capabilities, products and services that we offer to brands, OEMs, developers, partners and end users. As illustrated in the diagram below, our AI cloud platform encompasses the various AI and IoT developer kits and cloud infrastructure capabilities, and our products and services are built upon such capabilities. For more information, see “—Our Technologies.” Through our platform we have established an ecosystem of brands, OEMs, developers, partners and end users.

Based upon our Tuya AI cloud platform, we offer the following major cloud-based products and services:

●	IoT PaaS. IoT PaaS provides brands and OEMs with a common software infrastructure and ready-to-use software and development tools that they need to develop, manage and upgrade smart devices. IoT PaaS combines cloud-based connectivity and basic IoT services, edge capabilities, app development and device optimization solutions, which we believe are the most fundamental elements of enabling a product with IoT. Our platform allows customers to simultaneously work with multiple public cloud solutions, such as Amazon Web Services, Microsoft Azure, Alibaba Cloud and Tencent Cloud, as well as their private cloud infrastructures, with the flexibility to switch among them if needed. Our IoT PaaS transforms traditional products into IoT-enabled products with computing, storage and networking capabilities on the “edge,” laying the foundation for a low code or no code development environment. We also provide a suite of developer tools and cloud-based services for customers to personalize or develop IoT applications that connect to our AI cloud platform and manage their smart devices for a variety of use cases. In addition, we are integrating more AI capabilities into our platform and offering them to developers in the form of PaaS, enabling more intelligent and versatile application development.
●	SaaS. We offer industry SaaS, vertical-focused software solutions for spatial intelligence in different industry verticals. Businesses, such as hotel operators or property managers, leverage our SaaS solutions to intelligently manage their operations based on connected smart devices, thereby creating more smart scenes, improving user experiences and operating efficiency or optimizing costs by conducting better energy management. We also offer cloud-based software value-added services to business customers or end users that provide additional smart scenario features such as cloud storage, AI audio and video interaction. Our SaaS offerings are fully integrated with our IoT cloud infrastructure, device management apps and user apps, for customers to use in a plug-and-play manner. In addition, we will be continuously enriching our SaaS portfolio with more AI-powered services—such as energy management strategies, AI-driven interactive content—to further enhance the value and user experience for end users.

OUR PRODUCTS AND SERVICES

We offer our products and services to all key AIoT stakeholders. We set out to offer IoT PaaS to customers developing smart devices, including brands and their contracted OEMs. Over time, we have extended our offerings to those who use smart devices. We offer SaaS including industry SaaS that enables businesses to deploy, connect, and manage large numbers and different types of smart devices in different vertical scenarios for spatial intelligence, cloud-based software value-added services that provide end users with additional smart scenario features, such as cloud storage, AI audio and video interaction, and Cube Smart Private Cloud Solution that enables large-scale enterprise customers to build their own autonomous and controllable smart business platforms. We also offer businesses, developers and end users a diverse range of other cloud-based value-added services to improve their ability to develop and manage IoT experiences. Additionally, we offer Smart Solution for smart devices in which we provide customers with smart devices that integrated AI and intelligent software capabilities beyond IoT.

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

●	Cloud-based connectivity and basic IoT services. Our AI cloud platform assigns a unique virtual ID to each device powered by Tuya and pairs it with a “digital twin.” A digital twin enables real-time, closed-loop interactions between the cloud and the physical smart device throughout its life cycle. As the status of the device changes, the digital twin synchronizes with it and “closes the loop” by interacting with the device to enable different functions and use cases.

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

●	IoT edge capabilities. To become “smart,” a device must have key capabilities such as connectivity, storage and data processing, which we call “edge” capabilities, embedded in modules installed on the device. Our IoT PaaS offers a library of edge capabilities for customers to choose from, as well as visualized, simple tools and dashboards for them to quickly find what they need. Our IoT PaaS currently supports all mainstream wireless technologies, including Wi-Fi, Bluetooth, ZigBee, Thread, Matter and other IoT edge capabilities.

The below screenshot illustrates the interface through which developers can leverage IoT PaaS to embed edge capabilities.

The edge capabilities we offer are all pre-coded and ready-to-use, giving customers shorter time-to-market than writing the codes from scratch.

●	App development. An easy-to-use app is key to a superior AIoT experience. We offer “white label” apps with minimal modification required to give customers the shortest time-to-market. This “one-app-for-all” approach enables end users to manage multiple devices, even those from different brands and categories, using one app only. Our customers may choose to engage us to design tailor-made apps or, in many more cases, customize the apps themselves or through third-party developers with development tools that we offer.

The below screenshot showcases our “one-app-for-all” approach that enables end users to manage various functions and different categories of devices using a single app, as well as our “Smart Scene” functions, which allow users to configure and manage present scenes and recommend smart scenes according to connected devices and user behaviors.

●	AI Capabilities: AI agents are at the core of AI device, as they define the AI capabilities such device can deliver—such as interacting with devices through natural conversation, performing multimodal data analysis and processing, and executing AI control strategies. We are integrating these AI capabilities into our platform and offering them to developers in the form of PaaS, in order to support their needs in developing AI device and promote penetration of smart devices and scenarios, enabling more intelligent and versatile application development.
●	Device optimization solutions. Even equipped with the edge capabilities, sometimes a device may not function well if the hardware is incompatible with the software. We bridge this gap for customers by helping them optimize the design, manufacturing and configuration of Tuya-powered devices to ensure that the hardware and software integrate to deliver the desired use cases and functionality. We also provide developers with a suite of analytics and debugging tools to help them independently identify root causes and troubleshoot problems.

Our IoT PaaS also includes the following ancillary business related or technical related value-added services:

●	Tuya Mall. It refers to the services that we offer to customers to help them build their own online marketplace to sell and distribute smart devices.
●	Ecosystem partnership with virtual assistant providers. We enable our customers to add voice control powered by Amazon’s Alexa, Google Assistant and Samsung SmartThings and other voice-based capabilities to their devices.
●	Others. In addition, we provide approximately dozens of ancillary value-added services, such as app function expansion service, device testing, “Work with Alexa” certification, “ZigBee Alliance” certification, and joint research and development of innovative smart applications, among other things. We also enable our customers to process and leverage device-level and app-level information to generate business insights to help improve their businesses.

Our IoT PaaS offers an all-agnostic development environment across diverse cloud services, IaaS, device categories, edge capabilities and hardware architectures, allowing customers to simultaneously work with multiple public or private cloud infrastructure and with the flexibility to switch among them if needed, develop their product portfolios with different communication protocols and IoT chips, and leverage the differentiated capabilities and advantages of various LLMs to better suite their smart devices. This flexibility is valued by customers because it enables them to scale up their product portfolios as well as to cater to the broadest user bases across global markets, as different brands may have different preferences over cloud infrastructures, chips, and LLMs, etc., from commercial or compliance perspectives. In addition, according to CIC, we are the world’s first IoT cloud development platform at scale that is cloud-agnostic.

The following flow chart illustrates how we connect and empower key stakeholders surrounding our IoT PaaS, i.e., chip vendors, brands (including retailers offering private-label smart devices) and their contracted OEMs, distribution channels, as well as end users. For more information about the value-added services we provide directly to end users, see “—For Business Customers and End Users Using Smart Devices.”

Cube – The Smart Private Cloud Solution

We officially released Cube Smart Private Cloud (“Cube”) in early 2022, which complements our existing public platform and enables us to address the need for large-scale conglomerates, such as our Fortune 500 customers, for building their autonomous and controllable smart business platforms. Cube also allows customers to access the full range of capabilities of our platform to build out their own smart businesses faster with improved sustainability and value creation.

As one of our core long-term strategies, we will continue our innovation of Cube. For example, in 2023, we expanded and refined our product matrix, improved delivery efficiency, reduced operational costs for our clients and expanded AI capabilities while fostering deeper collaborations with global conglomerates. The introduction of the Cube, Cube Lite and Cube Edge product matrices in 2023 further diversified the applicability of Cube across different scenarios. These launches provided our customers with a wider range of choices, tailored to the specific requirements of vertical industries and enterprises of different sizes. By optimizing the overall efficiency of product delivery and operational costs, we were able to reduce costs for our clients. In addition, by enhancing our AI capabilities, we provided our clients with more intelligent and efficient vertical solutions, enabling them to address increasingly complex business challenges. We will continue to use Cube to win long-term collaboration opportunities with large global key accounts.

Smart Solution

In 2023, we upgraded our product strategy to further enhance our software-and-hardware integrated business model by expanding beyond IoT PaaS into a more comprehensive hardware solution model. This strategic shift aims to provide developers and customers not only with advanced software capabilities, but also with competitive, ready-to-deploy smart hardware solutions. Under this strategy, we offer smart solutions for smart devices, which target selected sophisticated and high-value potential smart device categories, to our customers such as brands and telecom operators in the form of delivering finished smart devices that integrated AI and intelligent software capabilities beyond IoT. As this business has grown to represent a larger share of our overall smart device business, we officially renamed the business line from Smart Device Distribution to Smart Solution starting in 2024. Our Smart Solutions cover both our core smart home offerings and a broader range of commercial verticals—including hospitality, real estate, mobility, and renewable energy.

Our smart solutions enable these customers to benefit from smart devices with more self-developed, integrated AI and smart software capabilities beyond IoT. These include advanced algorithms for mapping, streaming media, and software protocols for gateways, among others. Leveraging refined software and hardware, we empower our customers to expand their market share while amplifying our revenue streams with improved gross margins. As a result, the gross margin for Smart Solution revenue stream increased from 11.6% in 2022 to 25.5% in 2024.

We also believe that the efficient distribution of Tuya-powered smart devices to target audiences benefits our long-term competitive edge and sustainability. To this end, we strategically offer some of our customers, mainly brands and system integrators, who prefer not to deal with a multiple OEMs option to purchase directly from us finished smart devices deployed with IoT PaaS sourced from qualified OEMs. These customers typically place purchase orders directly with us by specifying the type of smart devices. We then source devices for these customers from qualified OEMs selected based on the type of products, hardware specifications and other metrics. We earn the difference between the prices at which the products are sourced and sold.

In addition, we provide customers with the access to Tuya Expo, a dedicated business-to-business (B2B) platform connecting brands globally with an extensive network of OEMs. Currently, only a de minimis portion of our revenue is derived from Tuya Expo.

For Business Customers and End Users Using Smart Devices

SaaS

Industry SaaS

We offer industry SaaS, vertical-focused software solutions that enable businesses to deploy, connect, and manage large numbers and different types of smart devices for spatial intelligence in different industry verticals. Just like how billions of people use apps to enjoy mobile technology, we design industry SaaS as plug-and-play everyday tools for people to interact with and harness the power of IoT. Industry SaaS makes life easier, healthier and more enjoyable, and drives efficiency, cost saving and productivity for businesses of all sizes across industries.

Our industry SaaS is built to be brand-agnostic and is compatible with Tuya-powered devices across brands and categories. We believe this is the key reason our customers choose us over other industry SaaS providers, especially those that only support certain brands exclusively, because our brand-agnostic industry SaaS enables customers to manage their diverse business needs and smart device products across different brands and categories. Industry SaaS customers have the flexibility in sourcing smart devices by themselves, from OEMs recommended by us or via other channels based on their own preferences.

We offer industry SaaS to select verticals with the potential of monetizing our IoT capabilities. We are also able to deliver the infrastructure and core capabilities of industry SaaS as a vertical-agnostic solution that they can use to create industry-specific applications and use cases.

Set out below are a few examples of our industry SaaS and the use cases they enable:

●	Smart home energy management system (“HEMS”) SaaS solution is a software-based home energy management solution designed to help households and property managers gain deeper visibility and control over home electricity usage. It enables smarter energy decisions, reduces unnecessary consumption, and supports the transition toward low-carbon, intelligent living environments.
o	The platform collects and visualizes real-time energy data from connected smart meters, providing users with intuitive dashboards that show household electricity usage trends, peak periods, and consumption breakdowns.
o	Powered by AI algorithms such as NILM (Non-Intrusive Load Monitoring), the system can identify energy usage by individual appliances without requiring additional sensors, helping users pinpoint high-consumption devices and optimize usage behavior.
o	Smart HEMS also supports alert-based energy monitoring, including abnormal usage detection, device malfunction warnings, and predictive recommendations for energy saving, safety, and efficiency.
o	With optional integration into a broader smart home ecosystem, users can automate lighting, HVAC, and other appliances based on energy data, further enhancing comfort and sustainability through AI-driven control strategies.
●	Smart hotel/apartment SaaS solution offers a management solution for hotels and resorts, designed to not only provide convenience for hotel guests, but also drive automation, efficiency and responsiveness for the hospitality industry. For apartments, we also offer a toolkit for landlords and rental apartment operators to connect smart door locks, sockets and other smart devices to increase the value of their properties and make them easier to manage. It is compatible with all mainstream property management systems (“PMS”), as well as customers’ own systems purpose-built for a wide range of use cases, including campuses, offices and other commercial facilities.
o	Our Smart Hotel/Apartment SaaS solution allows the management to monitor different aspects of hotel services, such as housekeeping, guest traffic control, property surveillance and maintenance, from a single control point.

o	The hotel experience – guests staying at a hotel utilizing our smart hotel app can personalize their surroundings without having to adjust every individual device. Hotels are also able to save on utilities bills by taking advantage of human activity detection-based lighting and air conditioning in public areas and guest rooms.
o	The resident experience – residents can monitor energy and utilities usage, create simple one-click actions to streamline routines or create access credentials for all guests. Apartment managers can monitor apartment maintenance more efficiently through our smart apartment software.

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

Cloud-based software value-added services

Since inception, we have allowed end users to connect to our platform to access a variety of basic cloud-based services, such as receiving app updates, for free. We also provide cloud-based value-added service technologies to our business customers, enabling them to serve end users while sharing revenue with us, or we offer end users the option to pay a fee to access a curated suite of cloud-based software value-added services with the resulting revenue shared with the business customers responsible for serving those end users:

●	Cloud Storage – A cloud-based service that allows end users to revisit and replay content captured by their smart devices, such as pictures for memorable moments throughout the day or heartwarming interactions with pets.
●	AI audio and video – AI-powered interactive experiences that support customized natural and emotional engagement. For example, an AI voice assistant such as AI toy can dynamically adjust its personality traits, voice, or accent to deliver emotional value or meet specific user interaction needs in various scenarios.
●	Push messaging – sends users SMS text messages when a specific event (e.g., fire alarm going off) happens;
●	Content – a library of digital content that enhances users’ AIoT experience, such as music, podcasts and even a bedtime story that users can ask their Tuya-powered virtual assistant to tell for their kids; and
●	Others – various other cloud-based value-added services, such as stream media, among others.

As we gain more insights about customer demands through their feedback, we will continue to roll out additional value-added services for business customers ultimately serving end users, aiming to provide an engaging and continuously improved customer experience.

OUR TECHNOLOGIES

Tuya IoT cloud infrastructure

Our AI cloud platform and product offerings are supported by Tuya IoT cloud infrastructure, our unified underlying infrastructure, as illustrated below.

Our IoT technologies consist mainly of a Things Technology Platform (“TTP”) and an Application Enabling Platform (“AEP”). TTP and AEP together serve as the bedrock of our AI cloud platform and product offerings. We also have Business Technology Platform (“BTP”), which is the competency center that provides the technology foundation to the upper layer of our Tuya IoT cloud infrastructure. With these technologies, developers can develop, manage, and upgrade smart devices and customize IoT capabilities for their specific user cases. We believe that these technological features are the foundation to our mission of enabling everything to be smart and integration of AI capabilities and services, empowering us to build a growing and dynamic network of developers and partners, and driving our long-term revenue growth.

●	Things Technology Platform (“TTP”) is the technology that enables real-time, closed-loop data exchanges between the cloud and the physical smart devices throughout their life cycle, thus improving the efficiency of IoT deployment. By integrating all types of data points and functions from hundreds of thousands of consumer smart devices, TTP generates a consistent and standardized “Things Model,” which allows developers to further customize it based on specific use cases. Our platform provides customers with a suite of solutions so they can have all the necessary features in their product development without switching to a different platform. Furthermore, TTP connects, authorizes, authenticates and manages IoT devices, enabling stable and precise connections and interactions across various devices with different functions, attributes, models and manufacturers.

Our TTP consists of the following components:

o	IoT Edge features edge computing capabilities that bring computation to the edge. IoT devices can spend less time communicating with the cloud, react more quickly to local changes and operate more securely and reliably;
o	IoT Core is the core ability to connect, authorize, authenticate and manage digital twins devices;
o	Things Model creates virtual representations of physical smart devices that enable analysis of data and monitoring of systems to prevent downtime, test new devices by using simulations and troubleshoot problems even before they occur;

o	Event Hubs provides a unified streaming platform with time retention buffer, decoupling event producers from event consumers;
o	Over-the-air Engine, or OTA Engine, provides unified OTA strategy and data analysis, predicts when devices need upgrades, reduces device OTA risks, and optimizes device usage activities; and
o	Virtualized Device Computing enhances a smart device’s hardware capabilities from the cloud platform by managing device access and scenes control through the edge of the network.
●	Application Enabling Platform (“AEP”) provides brands, OEMs and developers with a one-stop shop of AI and IoT cloud capabilities that they can use to add, customize or integrate functionality in a development environment that is “low-code” or even “no-code,” meaning that those IoT cloud capabilities are ready-to-use by developers so that they do not have to write the codes from scratch. More specifically, AEP enables us to modularize the underlying functionalities and capabilities of its TTP, and visualize such functionalities and capabilities as icons and buttons on the development platform’s operating interface. This allows customers to easily understand, select, drag and drop the desired functionalities for their smart devices in the development process even with little or no programming expertise. Leveraging our AEP, customers may reduce the time for developing devices or functionalities from months to days. In addition, our AEP is also equipped with device testing tools for manufacturing purposes, allowing customers to shorten the production-to-delivery cycle and achieve mass production for the smart devices within weeks. Our AEP delivers significant development efficiency.

AEP includes Tuya Platform Applications and Developer Kits that allow us to deliver IoT PaaS, SaaS and other value-added services.

o	Developer Kits allow developers to integrate tailored-made AI and IoT capabilities through a variety of APIs, SDKs and low-code development accelerators that allow developers to add, customize, or integrate systems and functionality based on specific requirements and needs.
o	Tuya Platform Applications combine a no-code development platform, an IoT data analysis platform and an IoT industry solution studio to provide full platform-based business service capabilities.
●	Business Technology Platform (BTP) is the competency center that provides the technology foundation to the upper layer of our Tuya IoT cloud infrastructure in the form of modular micro-services. It brings together a suite of service modules, such as big data computing, AI algorithm service and IoT device management, that work together to optimize customer experience.

We have deployed six data centers hosted worldwide, including in China, the United States, Europe and India.

Tuya AI Agent Development Platform

Our AI Agent development platform is a key pillar of our AI technology stack. It provides the foundational architecture for developing, deploying, and managing AI agents on smart hardware, enabling real-time interaction, multimodal understanding, and continuous intelligence at the device level.

●	The platform is agnostic across cloud, LLMs, and edge environments, ensuring seamless compatibility with mainstream cloud infrastructures, a variety of large language models, and diverse connectivity and chip-level protocols. This flexibility enables AI capabilities to be deployed across a broad range of hardware and network configurations.
●	Built on the Adaptive Expert System (AES) architecture, the platform allows for modular construction and orchestration of AI agents. These agents possess abilities such as intent recognition, contextual reasoning, memory persistence, and scenario-specific response generation—driving intelligent decision-making within devices.

●	The system also includes a Multi-Agent Runtime (MAR) that enables multiple agents to work concurrently on a single device, coordinating tasks such as perception, inference, and control. This distributed runtime framework supports complex, multi-layered task flows while maintaining low-latency responsiveness.
●	To ensure interoperability and openness, we developed the MCP protocol, which acts as a standardized interface layer between AI agents and external services. MCP allows agents to securely call third-party tools, data sources, or services in a structured, modular fashion—similar to a universal adapter for AI services.
●	The AI Agent Development Suite provides a complete set of tools to support agent design and deployment, including prompt engineering, knowledge base configuration, scene orchestration, memory and dialogue management, debugging, and simulation tools. Developers can choose from template-based creation or fully customized agent pipelines to suit their application needs.
●	Our platform also supports edge-cloud collaborative AI, optimizing model execution efficiency across a range of hardware capabilities, while enabling over-the-air (OTA) updates to continuously evolve device intelligence over time.
●	Developers can choose from two modes of creation:
o	Template-based development, offering quick-start agent structures that are configurable and easy to extend;
o	Fully customized development, allowing precise control over memory loops, model selection, and toolchain design for advanced use cases.

RESEARCH & DEVELOPMENT

Our leadership is built by our teams who are passionate about IoT. As of December 31, 2024, we had 1,040 research and development employees, representing approximately 72.5% of total employees. Our research and development team primarily consists of technology and platform development engineers responsible for (i) developing and iterating proprietary IoT technologies (e.g., TTP and AEP) and implementing enhancements and upgrades to our AI cloud platform; (ii) building AI engineering capabilities by developing AI agents and integrating key AI functions into our platform; (iii) developing and upgrading our products, including IoT PaaS, Cube and SaaS; and (iv) optimizing our internal operational systems and technologies. Our research and development team members have on average 10.4 years of experience across a significant number of different subject areas such as IoT, industry design, cloud computing, AI and machine learning.

In 2024, our research and development initiatives on AI yielded advancements in following technological innovation and product development:

●	AI Agent Development Platform: we launched the Tuya AI Agent development platform, a significant enhancement to our AI capabilities. This platform is designed to be LLM-agnostic and currently supports integration with a broad range of mainstream LLMs, including ChatGPT, Qwen, DeepSeek, Doubao, Le Chat by Mistral, Gemini, Amazon Nova, and Claude, among others. By abstracting the complexities involved in building AI devices and applications from scratch, the platform serves as a critical middleware layer that connects LLM capabilities with practical, real-world use cases. Developers are empowered to select the most appropriate LLMs for their specific business and market requirements, and can accelerate product development through Tuya’s pre-built templates and customizable solutions.
●	Spatial LLM: we introduced Spatial LLM, a generative AI solution that integrates large language models with real-time spatial data and smart device context within the Tuya ecosystem. Spatial LLM addresses the challenges of applying general-purpose LLMs to specific business scenarios by enabling intelligent scene analysis, adaptive automation, and optimized decision-making. In energy management scenarios, Spatial LLM analyzes real-time consumption data across devices and environments to generate tailored energy-saving and emission-reduction strategies. The solution has been deployed across industrial, commercial, and residential settings, improving operational efficiency, reducing energy costs, and enhancing user experience through AI-driven scenario understanding and control.

Our AI cloud platform and proprietary cutting-edge IoT technologies have been developed in-house. We have invested substantially in research and development and we expect to continue to devote significant resources to research and development activities and incur a substantial amount of research and development expenses to enhance our competitive edge. In 2022, 2023 and 2024, we incurred research and development expenses of US$144.9 million, US$102.3 million and US$95.0 million, representing 69.6%, 44.5% and 31.8% of our total revenue for the same years, respectively. These investments have continued to result in the launch of innovative products that have helped us attract new customers and increase sales to our existing customers.

BRANDS WE SERVE

Our growth strategies are tailored around the brands we serve and their contracted OEMs. For leading brands and their OEMs in target categories and those with large demands in our products, we are focused on providing bespoke support and services by, for example, offering free trials of product enhancements and new features and functionality. In 2024, our IoT PaaS empowered a total of over 3,700 brands to develop smart devices.

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

OUR CUSTOMERS

We define our customers as entities from whom we generate revenues for the products and services we provide. We had approximately 5,800 customers in 2024, primarily including brands, OEMs, industry operators and system integrators. Starting from the end of 2021, we have been strategically optimizing our customer base, to focus on key account enterprises. In 2024, our IoT PaaS empowered over 3,700 brands to develop their smart devices, including leading brands and enterprises such as Calex, Philips, Schneider Electric, Sharp, ABB, SCG, Panasonic, Changhong, TCL, Midea, etc. As we have cultivated a large and diversified customer base across different industry verticals, we believe that none of our customers is material to our total revenue. We provide online customer support services and tools for our customers to submit customer complaints and service requests anytime and anywhere.

We use the dollar-based net expansion rate for IoT PaaS as a useful indicator of our customers’ loyalty and tendency to expand their usage of our platform over time. The dollar-based expansion rate for IoT PaaS experienced a decline in 2022 and early 2023 due to significant events that had adversely affected the global economy, including (i) shipping disruptions in late 2021 that delayed product deliveries and affected holiday sales; (ii) persistent inflation that dampened consumer sentiment; and (iii) supply-demand mismatch that led to an excess of inventory for downstream enterprises. As a result, our revenue declined for the first time in 2022 despite our stable relationship with our core customers, and the dollar-based net expansion rate of IoT PaaS declined in 2022 and early 2023. In the second half of 2023, with the easing of the downstream inventory backlog and the gradual recovery of the global economy, coupled with the effective customer-focus and product enhancement strategies we adopted to navigate through the macroeconomic headwinds, the dollar-based net expansion rate for IoT PaaS rebounded and improved. Driven by increasing demand amid the global economic recovery and supply chain normalization in 2024, and our strategic focus on customer needs and product enhancements, the dollar-based net expansion rate for IoT PaaS improved to 116% as of March 31, 2024, 127% as of June 30, 2024, 124% as of September 30, 2024, and 122% as of December 31, 2024, compared to the same period in 2023.

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

We are committed to nurturing our developer community and have taken initiatives to boost developer engagement. By the fourth quarter of 2024, our registered developer base had grown to over 1,316,000. Our TuyaOS low-code development framework currently supports over 980 types, covering all protocols and categories within the Tuya platform. Additionally, we have created over 1,100 development documents, and our developer forum has amassed more than 10,300 technical support posts. Our development tools have also evolved to support more self-service operations, further solidifying the foundation for expanding the developer community.

INTELLECTUAL PROPERTY

We rely on a combination of patent, copyright, trade secret and trademark laws as well as contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements. We also maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. As of April 15, 2025, we had registered 716 patents, 1,472 trademarks, 143 copyrights and 127 domain names in China and overseas. We have registered “Tuya” and “Powered by Tuya” as trademarks.

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

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

We are committed to promoting corporate social responsibility and sustainable development and integrating it into all major aspects of our business operations. Corporate social responsibility is viewed as part of our core growth philosophy that will be pivotal to our ability to create sustainable value for our shareholders, partners, customers and employees by embracing diversity and public interests. In 2024, we received an ESG rating of A from both MSCI and Wind, and were also included in the S&P Global Sustainability Yearbook (China Edition) 2024, recognizing our ongoing efforts and achievements in the area of ESG.

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

As we do not operate any production facilities, we are not subject to material health, work safety, social or environmental risks. To ensure compliance with applicable laws and regulations, our human resources department will, if necessary and after consultation with our legal advisors, adjust our human resources policies to accommodate material changes to relevant labor and safety laws and regulations. In 2024 and up to the date of this annual report, we have not been subject to any fines or other penalties due to non-compliance in relation to health, workplace safety or environmental regulations, and have not had any accident or claim for personal or property damage made by our employees which had materially and adversely affected our financial condition or business operations.

Supporting the Community

As a company with a strong sense of and commitment to social responsibility, we have in recent years launched a series of non-profit events and campaigns as part of our corporate social responsibility efforts.

●	In 2022, we continued to work with Qiaozhuang Town in Sichuan, China to promote rural revitalization and poverty alleviation. With an emphasis on “pairing assistance,” we assigned dedicated personnel and proactively funded local industrial development.
●	In September 2023, we donated smart devices with a total value of RMB0.4 million to Dashu Town, Chun’an District, Hangzhou, to promote rural revitalization and poverty alleviation.
●	In November 2023, we donated smart devices with a total value of RMB0.5 million to Seda County in Sichuan, aiming to drive the infrastructure development in disadvantaged regions.
●	In December 2024, we donated supplies with a total value of around RMB0.4 million to Derong County in Ganzi, Sichuan, to support underprivileged areas and contribute to regional development.
●	In December 2024, we donated supplies with a total value of around RMB35.2 thousand to Luniu Town in Hangzhou, through the Zhejiang Association for Science Popularization to support rural revitalization.
●	In December 2024, we donated products with a total value of around RMB0.1 million to Zhejiang International Studies University to support the enhancement of its smart infrastructure.
●	In December 2024, we donated smart devices with a total value of around RMB25.9 thousand to the migrant workers’ school in Hongtang Street, Ningbo, to help create a better learning environment for the children.

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

As a technology company, we do not currently have any material liabilities relating to health, work safety and environment, and do not expect that we will incur any material liabilities in this regard which could have any material adverse impact on our business and operating results. However, potential risks associated with climate change or other climate-related issues may have financial implications for us. For instance, extreme weather conditions may cause suspension or disruption to our business operations and have an impact on our financial condition. Extreme weather may also cause disruptions for our suppliers, which may in turn adversely impact our ability to serve our customers and end users. In 2024 and up to the date of this annual report, our business, results of operations and financial condition have not been materially and adversely impacted by any climate-related incidents.

SEASONALITY

We have in the past experienced, and expect in the future to continue to experience, seasonal fluctuations in our revenue and sales from time to time, as a result of the holiday season, customers’ buying patterns, and changes in the business and economic environment that are outside our and our customers’ control. We typically experience lower growth in revenues in the first quarter as a result the reduced production capacities of OEMs located in China due to the annual Lunar New Year holidays. We expect the historical seasonality trends to continue to have a material impact on our results of operations and financial condition. However, certain unique events may cause the historical seasonal trends and patterns to temporarily no longer apply, such as high global inflation weakening consumption sentiment and dampening enterprises’ confidence in doing business, downstream inventory backlog disrupting enterprises’ business and operating plans, supply chain disruption interfering with delivery of goods, and the imposition of new tariffs or adjustments in existing tariffs or trade barriers. See “Item 3. Key Information—3.D.Risk Factors—Risks Related to Our Business and Industry—Seasonality may cause fluctuations in our sales and operating results.”

COMPETITION

The global IoT platform market is rapidly evolving. We compete in the ordinary course of business with technology companies providing IoT services and solutions, internet-related services and products for IoT, and IoT-enabling platforms, and e-commerce companies offering IoT-related cloud products and services.

We may, from time to time, face competition from both large, well-established IoT service providers, and less-established IoT companies or companies that offer capabilities that compete with some of our offerings. However, the global IoT platform market has also been facing headwind during 2022 and 2023, with certain players in the IoT field who are engaged in business similar to our IoT PaaS business announcing the termination of their IoT platform services in 2023.

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

In the view of Jia Yuan Law Offices, our PRC legal counsel, we had complied with the relevant applicable PRC laws relating to the required licenses, permissions and approvals to business operations in China in all material respects in 2024 and up to the date of this annual report. Based on the understanding of the relevant PRC laws and regulations, our PRC legal counsel has also advised us that, to the best of their knowledge, there should be no material legal impediment for us to renew these licenses, permissions and approvals as long as we comply with the relevant legal requirements and we take all necessary steps and submit the relevant applications in accordance with the requirements and schedules prescribed by the applicable PRC laws and regulations.

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

REGULATION

Regulation Relating to Foreign Investment

Investments activities in China by foreign investors are principally governed by the Encouraged Industries Catalog for Foreign Investment (2022 version) (the “Catalog”), which was promulgated by the Ministry of Commerce (“MOFCOM”) and the National Development and Reform Commission (the “NDRC”) on October 26, 2022 and became effective on January 1, 2023 and the Special Administrative Measures for Foreign Investment Access (Negative List 2024) (the “Negative List (2024)”), which was promulgated by the MOFCOM and the NDRC on September 6, 2024 and became effective on November 1, 2024. The Catalog and the Negative List (2024) set forth the industries in which foreign investments are encouraged, restricted and prohibited. Industries that are not listed in any of these three categories are generally open to foreign investment unless otherwise specifically restricted by other PRC rules and regulations. Article 6 of the Interpretation Note of the Negative List (2024), which is consistent with Article 6 of the Interpretation Note of the Negative List 2021, provides that, where a domestic enterprise engaged in the business in the prohibited areas of the Negative List (2024) seeks to issue and list its shares overseas, it shall complete the examination process and obtain approval of the relevant competent authorities of the State, the foreign investor shall not participate in the operation and management of the enterprise, and its shareholding percentage shall be subject to the relevant provisions on the administration of domestic securities investment by foreign investors. On January 18, 2022, the NDRC held a press conference to further clarify the position of Article 6 above, during which the spokesman made it clear that Article 6 shall only be applicable to the situations where domestic enterprises were seeking a direct overseas issuance and listing (i.e., H-shares listing).

According to the Negative List (2024), the foreign equity interest ownership of entities that engage in value-added telecommunications business (except for e-commerce, domestic multiparty communication, storage and forwarding and call center) must not exceed 50%.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC (the “Foreign Investment Law”), which took effect on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-Invested Enterprise Law of the PRC and became the legal foundation for foreign investment in the PRC. On December 26, 2019, the State Council issued the Regulations on Implementing the Foreign Investment Law of the PRC, or the Implementation Rules, which took effect on January 1, 2020 and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law of the PRC and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC. Pursuant to the Foreign Investment Law and the Implementation Rules, the existing foreign-invested enterprises established prior to the effective date of the Foreign Investment Law are allowed to keep their corporate organization forms for five years from the effectiveness of the Foreign Investment Law before such existing foreign-invested enterprises change their organization forms and organization structures in accordance with the Company Law of the PRC, which was last amended in December 2023 and came into effect on July 1, 2024, the Partnership Enterprise Law of the PRC and other applicable laws. Pursuant to the Company Law, shareholders of a limited liability company must pay in their subscribed registered capital in full within five years from the date of establishment of the company or the date of its capital increase, and companies established before July 1, 2024 should gradually adjust their capital contributions to meet this new requirement. The Company Law also involve aspects of the company’s organizational structure, corporate governance, and the rights and obligations of shareholders, which also apply to foreign investment enterprises in the PRC.

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

On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-Border Data Flows, effective on the date of promulgation. The provisions provide several exemptions to processors of data which exempt them from undergoing data security assessment, obtaining personal information protection certification, or entering into standard contracts for outbound transfer of personal information for businesses. These exemptions include, among others, scenarios where a data processor, other than a CIIO, has cumulatively transferred personal information (excluding sensitive personal information) of fewer than 100,000 individuals to overseas recipients since January 1 of the current year. In addition, a data processor, other than a CIIO, shall enter into a standard contract with overseas recipients for the cross-border transfer of personal information, or obtain certification for personal information protection if, since January 1 of the current year, the data processor has cumulatively transferred to overseas recipients personal information (excluding sensitive personal information) of more than 100,000 but fewer than 1,000,000 individuals, or sensitive personal information of fewer than 10,000 individuals. The provisions also explicitly state that data processors are not required to apply for security assessment on cross-border transfer of important data, provided that the relevant data has not been notified or published as important data by relevant departments or regions.

In order to guide and assist data processors in submitting data export security assessments in a standardized and orderly manner, the CAC prepared the Guidelines for Data Export Security Assessment Application (Version 2.0) in March 2024, which provide specific requirements for the method, process, and materials required for submitting a data export security assessment application and simplify the materials required to be submitted by the data processors.

On November 14, 2021, the CAC released the Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft Cyber Data Security Regulation”). On September 24, 2024, the CAC promulgated the Regulations on the Administration of Cyber Data Security (the “Regulation on Cyber Data Security”), which became effective on January 1, 2025. The Regulation on Cyber Data Security reiterate the general regulations for cyber data processing activities, rules of personal information protection, important data security protection, network data cross-border transfer management, and the responsibilities of internet platform service providers. In addition, unlike the Draft Cyber Data Security Regulation, the officially promulgated Regulation on Cyber Data Security does not specifically include the requirement that cyber data processing entities seeking a Hong Kong listing that affects or may affect national security, or data processors that handle personal information of more than one million people contemplating to list its securities on a “foreign” stock exchange, or the merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affect or may affect national security should apply for a cybersecurity review. Instead, the Regulation on Cyber Data Security generally provides that cyber data processors whose cyber data processing activities affect or may affect national security shall be subject to national security review in accordance with the relevant regulations. According to the PRC National Security Law, “national security” refers to a status in which the regime, sovereignty, unity, territorial integrity, welfare of the people, sustainable economic and social development, and other vital interests of the state are relatively not in danger and not threatened internally or externally and the ability to maintain a sustained security status. However, the criteria for determining the circumstances that “affect or may affect national security” for the purpose of the Regulation on Cyber Data Security remain unclear and are subject to further clarification by the CAC.

Privacy Protection

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. On May 28, 2020, the National People’s Congress of the PRC approved the Civil Code of the PRC, which took effect on January 1, 2021. Pursuant to the Civil Code of the PRC, the personal information of a natural person shall be protected by the laws. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others. The Administrative Measures on Internet Information Services, issued by the State Council on September 25, 2000 and last amended on December 6, 2024, prohibit ICP service operators from insulting or slandering a third party or infringing the lawful rights and interests of a third-party.

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

The GDPR, which applies to the collection, use, storage, retention, transfer, disclosure and other processing of personal data obtained from individuals located in the EU or by businesses operating within the EU, became effective on May 25, 2018 and has resulted, and will continue to result, in significantly greater compliance burdens and costs for companies with customers, end users, or operations in the EU. The GDPR places stringent obligations and operational requirements on us as both a processor and controller of personal data and could make it more difficult or more costly for us to use and share personal data. For example, requirements placed on data controllers include, among other things, transparent and expanded disclosure to data subjects about how their personal data is to be used, limitations on retention of information, mandatory data breach notification requirements, record keeping and documentation requirements, and higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. Under the GDPR, data protection supervisory authorities are given various enforcement powers, including levying fines of up to 20 million Euros or up to 4% of an organization’s annual worldwide turnover, whichever is greater, for the preceding financial year, for non-compliance. Data subjects also have the right to be compensated for damages suffered as a result of a controller or processor’s non-compliance with the GDPR. While the GDPR provides a more harmonized approach to data protection regulation across the EU member states, it also gives EU member states certain areas of discretion; and therefore, laws and regulations in relation to certain data processing activities may differ on a member state by member state basis, which could further limit our ability to use and share personal data and could require localized changes to our operating model. In addition to the GDPR, the EU also has released a proposed Regulation on Privacy and Electronic Communications, or the ePrivacy Regulation, to replace the EU’s current Privacy and Electronic Communications Directive, or the ePrivacy Directive, to, among other things, better align EU member states and the rules governing online tracking technologies and electronic communications, such as unsolicited marketing and cookies, with the requirements of the GDPR. While the ePrivacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), on February 11, 2025, the European Commission announced the end of the legislative procedure for the ePrivacy Regulation. Whether it will be reintroduced or adopted remains unclear, and the details of this regulation remain in flux. Additional time and effort may need to be spent addressing the new requirements in the potential ePrivacy Regulation as compared to the GDPR, as the ePrivacy Regulation, if reintroduced or adopted in its prior form or any similar, would significantly increase fining powers to the same levels as the GDPR and may require us to change our operational model and incur additional compliance expenses.

Under the GDPR, restrictions are placed on transfers of personal data outside of the European Economic Area to countries which have not been deemed “adequate” by the European Commission (including the PRC). The Court of Justice of the European Union (the “CJEU”) issued a decision on July 16, 2020, invaliding the EU-US Privacy Shield Framework, which provided one mechanism for lawful cross-border transfers of personal data between the EU and the United States. While the decision did not invalidate the use of the European Commission’s approved standard contractual clauses, another mechanism for making lawful cross-border transfers, the decision has called the validity of standard contractual clauses into question under certain circumstances, and has made the legality of transferring personal data from the EU to the U.S. or various other jurisdictions outside of the EU more uncertain. Specifically, the CJEU stated that companies must now assess the validity of standard contractual clauses on a case-by-case basis, taking into consideration whether the standard contractual clauses provide sufficient protection in light of any access by the public authorities of the third country to where the personal data is transferred, and the relevant aspects of the legal system of such third country. Additionally, in October 2022, President Biden signed an executive order to implement the EU-U.S. Data privacy Framework, which serves as a replacement to the EU-US Privacy Shield. Moreover, on July 10, 2023 the European Commission adopted an adequacy decision concluding that the United States ensures an adequate level of protection for personal data transferred from the EEA to the United States under the EU-U.S. Data Privacy Framework (followed on October 12, 2023 with the adoption of an adequacy decision in the U.K. for the U.K.-US Data Bridge). However, the adequacy decision does not foreclose, and is likely to face, future legal challenges and the ongoing legal uncertainty may increase our costs and our ability to efficiently process personal data from the EEA. While the European Commission published revised standard contractual clauses for transferring personal data from the EU to third countries, and the European Data Protection Board issued certain recommendations relating to measures that supplement transfer tools to ensure compliance with the EU level of protection of personal data, the CJEU’s decision has increased uncertainty surrounding data transfers from the EU to third countries that may not offer the same level of protection for data subjects’ rights as the EU. Due to these recent regulatory changes and guidance, we may need to invest in additional technical, legal and organization safeguards in the future to avoid disruptions to data flows within our business and to and from our customers and service providers. Furthermore, this uncertainty, and its eventual resolution, may increase our costs of compliance, impede our ability to transfer data and conduct our business, and harm our business or results of operations.

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

In addition, the Measures for the Record Filing and Registration of Foreign Trade Business Operators, which was promulgated by MOFCOM on June 25, 2004 and last amended on May 10, 2021, require any foreign trade business operator that is engaged in the import and export of goods or technology shall be registered for archival purposes with the administrative department of foreign trade of the State Council or the institution entrusted thereby, unless it is otherwise provided for by any law, administrative regulation or the foreign trade department of the State Council. The specific measures for archival registration shall be formulated by the foreign trade department of the State Council. Where any foreign trade business operator that fails to file for record and registration according to relevant provisions, the customs may not handle the procedures of customs declarations and release of the import or export goods. On December 30, 2022, the SCNPC promulgated the Decision on Amending the Foreign Trade Law of the PRC, and accordingly foreign trade operators engaged in the import and export of goods or technologies are not required to go through the filing and registration procedures from December 30, 2022.

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

In accordance with the Notice of the MIIT on Regulating the Use of Domain Names in Internet Information Services, which was promulgated by the MIIT of the PRC on November 27, 2017 and took effect on January 1, 2018, internet access service providers shall verify the identity of each internet information service provider, and shall not provide services to any internet information service provider who fails to provide real identity information.

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

Pursuant to the Notice of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular No. 59, which was promulgated by SAFE on November 19, 2012, became effective on December 17, 2012 and was further amended on May 4, 2015, October 10, 2018, December 30, 2019, and December 4, 2023, approval is not required for the opening of an account entry in foreign exchange accounts under direct investment. SAFE Notice No. 59 also simplified the capital verification and confirmation formalities for foreign invested entities, the foreign capital and foreign exchange registration formalities required for the foreign investors to acquire equities from a Chinese party, and further improved the administration on exchange settlement of foreign exchange capital of foreign invested entities.

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

In addition, the CSRC and other three relevant government authorities jointly promulgated the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Provision on Confidentiality”) on February 24, 2023, which implemented on March 31, 2023. Pursuant to the Provision on Confidentiality, when a domestic company provides or publicly discloses the documents and materials involving state secrets and working secrets of state organs to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses such the documents and materials through its overseas listing subjects, it shall report to the competent authority with the examination and approval authority for approval, and file with the same level secrecy administration department in accordance with the law. Domestic companies providing accounting archives or copies thereof to entities and individuals such as securities companies, securities service institutions and overseas regulatory authorities shall perform the corresponding procedures according to relevant national regulations. The working papers formed within the territory of the PRC by the securities companies and securities service institutions that provide related securities services for the overseas offering and listing of domestic enterprises shall be kept within the territory of the PRC. Cross-border transferring of such working papers shall go through the examination and approval formalities in accordance with the relevant national regulations.

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

The VIE did not contribute any revenue in 2022, 2023 or 2024. As of December 31, 2023 and 2024 the assets of the VIE, excluding amounts due from other companies in our group, represented less than 0.01% of our consolidated total assets on both dates. We expect the contribution of revenue and assets to our group from the VIE to remain immaterial in the foreseeable future. Additionally, the VIE does not hold any licenses or permits that are material to our current business operations.

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

4.D.Property, Plant and Equipment

Our principal executive office is located in Hangzhou, China under a lease that will expire in 2026. In addition, we operate internationally with local headquarters in Europe, Singapore, India, Japan and Colombia, among other locations. As of December 31, 2024, we leased 16 properties with a gross floor area of approximately 25,255.5 square meters in China. These offices are leased, and we do not own any real property. We believe that our current facilities are adequate to meet our current needs.

ITEM 4A.     UNRESOLVED STAFF COMMENTS

Not applicable.

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

Market Adoption of AI Cloud Platform

Our future success depends in large part on the market adoption of AI cloud platforms which, in turn, is driven by the proliferation of smart devices. As technologies advance, businesses and end users increasingly demand superior AI and software experience, driving AIoT adoption to an inflection point. However, brands and developers still face certain challenges, such as cost and complexity associated with developing an integrated AI cloud platform. We see growing demand for our platform because we are in a unique position to deliver a one-stop, developer-first, all-agnostic AI cloud platform with broad use cases that allows our customers to digitalize their businesses and transform the experience of their end users. We believe that the benefits offered by our platform put us in a strong position to capture significant market opportunities ahead.

Since 2022, the global IoT platform market has also been facing a headwind. Certain players in the IoT field who are engaged in business similar to our IoT PaaS business announced the termination of their IoT platform services, creating additional business opportunities for us. In 2023, we further enhance our impact on B2B customers and end users around the world, solidifying our market share. In 2024, with a more stable macroeconomic environment and normalized downstream inventory levels, and rising demand for consumer electronics, the industry is experiencing a positive growth trajectory. Throughout the year, we observed sustained growth in end-market demand, stable customer relationships and their increased investment in smart product lines. Meanwhile, the rapid iteration and adoption of AI and LLMs further drove the consumer electronics industry’s transition toward intelligence-driven solutions. We believe this momentum has continued to drive greater engagement, reinforcing its value proposition across global markets.

Expanding Usage by Existing Customers

We have amassed a large and diversified customer base covering a wide spectrum of verticals. We believe that there are significant growth opportunities within our existing customers. As our platform is built to be product- and brand-agnostic, many customers using our AI cloud platform for one product category expand to more brands, categories and use cases in order to maximize the benefits of our platform and ensure consistent, high quality AIoT experience for their end users. Through the increase in usage, we grow more brands and OEMs on our platform into larger customers, such as premium customers who contribute more than US$100,000 of revenue during the immediately preceding 12-month period. As this trend continues, our brand awareness also increases, generating word-of-mouth referrals that not only attract more brands, developers and partners, but also lead to growing end user demand, better user insights and a more vibrant IoT ecosystem. We expect to expand into additional product categories and use cases to expand cross- and up-selling opportunities and continue to invest in sales and marketing and customer success activities to achieve additional revenue growth from existing customers. We believe that these efforts will have a long-term, positive impact on our business and results of operations.

New Customer Acquisition

Our operating results and growth prospects will also depend on our ability to attract new customers. We are intensely focused on growing our customer base. We continue to invest in our sales and marketing efforts and developer community outreach, which are critical to driving customer acquisition. We have built a developer and partner network through effective marketing efforts which continuously raise awareness of our AI cloud platform. For example, through our self-service developer portal, a developer can use our platform to develop a smart device within minutes. This has allowed us to acquire customers rapidly and cost-effectively. Furthermore, we seek to improve the breadth and quality of our platform and products, and to enhance our brand recognition, which will allow us to capture additional market share, better optimize the pricing of our products and services, and reach customers in a broader range of verticals and use cases. Additionally, a cornerstone of our approach is the key customer focus strategy, which has increased our personnel efficiency and enabled us to dedicate sufficient resources to securing and better serving large and strategically important customers with significant long - term potential.

We are committed to delivering industry-leading products to continue building and maintaining credibility with the global IoT community. We believe that the comprehensive product offerings and our continued efforts to introduce new features and capabilities, particularly AI capabilities, on our platform provide us with a significant competitive advantage.

We consistently focus on software and hardware product enhancement and offer the dual option of IoT PaaS model or the Smart Solutions model, giving our customers a broad spectrum of choices. For example, key account customers can leverage the IoT PaaS model, which incorporates the operating system, cloud, and app SDK, in accordance with their business needs, facilitating a more autonomous business development environment. Cross-sector multinational corporations, SaaS service providers, and integrators may choose the smart solutions model to achieve a streamlined and expedited market entry. Through our integrated hardware-software Smart Solutions, we are committed to helping customers expedite product launches and establish differentiated competitive advantages, directly increasing end-market penetration and delivering greater and more substantial value.

We are committed to leveraging AI to significantly enhance smart product experience, driving product competitiveness and delivering greater value to end users. We will continue innovating across high-potential markets such as smart lighting, smart companionship, smart outdoor, smart energy, and smart spaces, complementing and accelerating smart device penetration by AI applications.

We also steadfastly adhere to the developer model to address the challenges of fragmentation within the IoT industry, aiming to establish a robust foundation for the broad adoption of smart devices and the growth of the IoT ecosystem. As market penetration deepens, we expect that the developer community will become the backbone of the future IoT ecosystem. We will continuously iterate and refine Tuya’s AI Agent development platform, empowering developers worldwide to create customized AI devices and scenario-based applications. Additionally, we will leverage AI tools to improve development efficiency.

We will continue to enhance our platform by expanding functions of existing products, developing new products, and delving into more verticals and use cases to support the growth of our business, and to invest heavily in our technological capabilities and marketing activities to maintain our strong position in the developer community.

Seasonality and macroeconomic environment

We have in the past experienced, and expect in the future to continue to experience, seasonal fluctuations in our revenue from time to time, with the fourth quarter historically being our strongest quarter for sales to new and existing customers, as a result of the holiday season, customers’ buying patterns, and changes in the business and economic environment that are outside our and our customers’ control. For example, we have experienced lower growth in revenue in the first quarter as a result the reduced output of OEM customers located in China due to the Lunar New Year holidays. We expect the historical seasonality trends to continue to impact our results of operations and financial condition. However, certain unique events may cause the historical seasonal trends and patterns to temporarily no longer apply, such as high global inflation weakening consumption sentiment and dampening enterprises’ confidence in doing business, downstream inventory backlog disrupting enterprises’ business and operating plans, supply chain disruption interfering with the delivery of goods, and the imposition of new tariffs or adjustments in existing tariffs or trade barriers.

Revenue Mix

Our products and services primarily consist of IoT PaaS, Smart Solution for smart devices, and SaaS including industry SaaS and cloud-based software value-added services, etc. Our results of operations are affected by our product mix, as different products have a range of different margins and profitability profiles. For example, an increase in the revenue contribution from SaaS, which typically has a higher margin than IoT PaaS or Smart Solution, generally leads to an increase in our overall profit margin. Our product mix may shift over time due to a variety of factors, including customer demands and preferences, competition, our ability to maintain and expand customer relationships, our ability to forecast market and technology trends, and our sales and marketing efforts. We continuously monitor our revenue mix and seek to increase revenue contribution from products and use cases with attractive margin profiles.

Effective Cost and Expense Control

Our results of operations are affected by our ability to control our costs and operating expenses. Since a significant portion of our costs relates to the modules and cloud infrastructure services from third parties, our cost control depends significantly on our ability to estimate customer demand properly in order to inform our procurement decisions. With respect of product development, we have strategically streamlined our research and development team and operations. We intend to optimize our costs and operating expenses by achieving increasing economies of scale and improved cost-efficiency as we continue to invest in R&D. With respect to sales and marketing expenses, we have proactively adjusted our market spending and undergone strategic refinement of the sales and marketing team. We expect to continue to improve our sales and marketing efficiency and benefit increasingly from the network effect of our enhanced brand awareness. We also intend to optimize our administrative expenses by enhancing our level of management, strengthening efforts in controlling professional expenditure, streamlining our internal workflows, and leveraging technology to drive convenience, cost-efficiency and productivity. Through the successful implementation of efficiency improvement initiatives, we reduced our non-GAAP operating expenses by 9.9% to US$118.7 million in 2024 from US$131.7 million in 2023. As a result, our operating loss narrowed significantly from US$105.8 million in 2023 to US$47.6 million in 2024 and we achieved non-GAAP operating profit of US$22.7 million for the first time compared to a non-GAAP operating loss of US$25.1 million in 2023. Additionally, we achieved our first-ever net profit of US$5.0 million on GAAP basis, marking a historic milestone in the Company’s financial performance.

Effect of Currency Translation

We currently derive the majority of our revenue from IoT PaaS generated primarily through our contracts with OEMs located in the PRC. Such revenue is predominantly denominated in RMB. We operate internationally with local offices in Europe, Singapore, India, Japan and Colombia, among other locations, and expect that our international activities will continue to grow over the foreseeable future as we pursue opportunities in existing and new markets. Our reporting and functional currency is the U.S. dollar. The financial statements of our subsidiaries and the VIE using functional currencies other than the U.S. dollar, such as RMB, are translated to the U.S. dollar. As a result, as RMB or other currencies in which we generate revenue depreciate or appreciate against the U.S. dollar, our revenue presented in U.S. dollars will be negatively or positively affected. See “Item 11. Quantitative and Qualitative Disclosure about Market Risk—Foreign exchange risk.”

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

	For the year ended December 31,
	2022	2023	2024
Number of IoT PaaS customers(1)	5,108	3,966	3,710

Note:

(1)	The decrease in the number of IoT PaaS customers from 2022 to 2023 was primarily due to macroeconomic headwinds, which led to a reduction in order volumes, as well as our enhanced focus on high-quality customers. The slight decline in IoT PaaS customer in 2024 was mainly due to the continued and effective execution of our key-account strategy that prioritizes long-term partnerships with high-value customers. See “Item 4.B. Business Overview—Overview” and “Item 4.B. Business Overview—Our Customers.”

Number of Premium IoT PaaS Customers

While we continue to improve our IoT PaaS customer base over time, we focus on growing the number of our premium customers to scale our business. We define a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of revenues during the immediately preceding 12-month period.

	For the trailing 12-month period ended
	December 31,
	2022	2023	2024
Number of premium IoT PaaS customers(1)	263	265	298

Note:

(1)	In 2024, as the economic environment stabilized and downstream consumer electronics demand increased, we continued to execute our key-account and product enhancement strategies effectively. As a result, the number of premium IoT PaaS customers increased notably in 2024, reflecting the success of our product enhancement efforts and our focus on high-value, long-term partnerships.

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

	For the trailing 12-month period ended
	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2022	2023	2023	2023	2023	2024	2024	2024	2024
Dollar-based net expansion rate for IoT PaaS	51%	49%	58%	78%	103%	116%	127%	124%	122%

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

Maintaining a high dollar-based net expansion rate demonstrates our strong ability to continue to expand customer usage of our platform over time and grow revenue from existing customers. For the trailing 12-month period ended December 31, 2022, the dollar-based net expansion rate for IoT PaaS was 51% due to significant events that had adversely affected the global economy, including shipping disruptions, persistent inflation and supply-demand mismatch.

The dollar-based expansion rate for IoT PaaS experienced a decline in 2022 and early 2023 due to significant events that had adversely affected the global economy, including (i) shipping disruptions in late 2021 that delayed product deliveries and affected holiday sales; (ii) persistent inflation that dampened consumer sentiment; and (iii) supply-demand mismatch that led to an excess of inventory for downstream enterprises. As a result, our revenue declined for the first time in 2022 despite our stable relationship with our core customers, and the dollar-based net expansion rate of IoT PaaS declined in 2022 and early 2023. In the second half of 2023, with the easing of the downstream inventory backlog and the gradual recovery of the global economy, coupled with the effective customer-focus and product enhancement strategies we adopted to navigate through the macroeconomic headwinds, the dollar-based net expansion rate for IoT PaaS rebounded and improved. Driven by increasing demand amid the global economic recovery and supply chain normalization in 2024, and our strategic focus on customer needs and product enhancements, the dollar-based net expansion rate for IoT PaaS improved to 116% as of March 31, 2024, 127% as of June 30, 2024, 124% as of September 30, 2024, and 122% as of December 31, 2024, compared to the same period in 2023.

KEY COMPONENTS OF CONSOLIDATED STATEMENTS OF LOSS

Revenue

We generate revenue from three sources, namely (i) IoT PaaS; (ii) Smart Solution; and (iii) SaaS and others. The following table sets forth a breakdown of our revenue, in absolute amounts and as percentages of total revenue, for the years indicated.

	For the year ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue
IoT PaaS	152,914	73.5	167,694	72.9	217,069	72.7
Smart Solution	25,446	12.2	26,517	11.5	41,965	14.0
SaaS and others	29,812	14.3	35,779	15.6	39,583	13.3
Total	208,172	100.0	229,990	100.0	298,617	100.0

IoT PaaS. We generate IoT PaaS revenue mainly from the fees charged to customers based on the number of IoT PaaS products we deploy.

Smart Solution. Since the first quarter of 2024, we officially rebranded our smart device distribution segment as Smart Solution, following more than a year of business transformation. We generate Smart Solution revenue mainly from providing finished devices that integrate more extensive and comprehensive software capabilities, such as AI, embedded operating systems and cloud software capabilities, enabling these customers to efficiently build their smart business product portfolios.

SaaS and others. We generate our SaaS and others revenue mainly from (i) the subscription fees charged to customers of SaaS, including industry SaaS we offer to enterprises and cloud-based software value-added services we offer enterprises or end users of Tuya-powered smart devices, and (ii) the fees that we receive for other value-added services we offer to brands and OEMs, such as APP customization, and for projects such as the deployment of the Cube and other technical developments.

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

The following table sets forth a breakdown of our costs of revenue, in absolute amounts and as percentages of revenue, for the years indicated.

	For the year ended December 31,
	2022		2023		2024
		% of		% of		% of
	US$	revenue	US$	revenue	US$	revenue
	(in thousands, except for percentages)
Cost of revenue
IoT PaaS	89,998	43.2	94,349	41.0	114,812	38.4
Smart Solution	22,491	10.8	19,744	8.6	31,262	10.5
SaaS and others	6,260	3.0	9,242	4.0	11,113	3.7
Total	118,749	57.0	123,335	53.6	157,187	52.6

Our cost of revenue has been and will continue to be affected by a number of factors, including economies of scale, improved efficiency achieved through effective R&D, and product mix, among other things.

Gross Profit and Gross margin

The following table sets forth a breakdown of our gross profit and gross margin for the years indicated.

	For the year ended December 31,
	2022		2023		2024
	Gross	Gross	Gross	Gross	Gross	Gross
	profit	margin	profit	margin	profit	margin
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Gross profit and gross margin
IoT PaaS	62,916	41.1	73,345	43.7	102,257	47.1
Smart Solution	2,955	11.6	6,773	25.5	10,703	25.5
SaaS and others	23,552	79.0	26,537	74.2	28,470	71.9
Total	89,423	43.0	106,655	46.4	141,430	47.4

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

Hong Kong

Our subsidiaries in Hong Kong, including Tuya (HK) Limited, our wholly owned subsidiary, are subject to Hong Kong profits tax on their activities conducted in Hong Kong at a uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their qualified foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. During 2022, 2023 and 2024, no provision for Hong Kong profits tax was made as we had no estimated taxable income that was subject to the Hong Kong profits tax.

PRC

Our subsidiaries and consolidated VIE in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the Enterprise Income Tax Law of the People’s Republic of China, or the PRC EIT Law, which was amended on December 29, 2018 and became effective on the same date and the Regulation on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China, which was amended on April 23, 2019 and became effective on the same date, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Tuya Information, our wholly owned PRC subsidiary, is eligible to enjoy a preferential tax rate of 15% in 2022, 2023 and 2024, to the extent it has taxable income under the EIT Law. Tuya Information qualifies as a high and new technology enterprise (the “HNTE”) and was entitled to the 15% beneficial tax rate for the year ended December 31, 2024. Tuya Information completed its renewal application for the HNTE qualification on December 6, 2024, and it will continue to qualify as an HNTE, which entitles it to enjoy the 15% beneficial tax rate for the years ending December 31, 2025, 2026 and 2027. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

DISCUSSION OF RESULTS OF OPERATIONS

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

Revenue

Our revenue increased by 29.8% from US$230.0 million in 2023 to US$298.6 million in 2024, primarily due to the increase in IoT PaaS and Smart Solution revenue.

●	IoT PaaS. Our revenue generated from IoT PaaS increased by 29.4% from US$167.7 million for 2023 to US$217.1 million for 2024, primarily due to increasing demand fueled by global economic recovery compared with 2023 and our strategic focus on customer needs and product enhancements. As a result of these factors, our dollar-based net expansion rate of IoT PaaS for the 12 months ended December 31, 2024 increased to 122% from 103% for the same period in 2023.
●	Smart Solution. Our revenue generated from Smart Solution increased by 58.3% from US$26.5 million for 2023 to US$42.0 million for 2024, primarily attributable to the increasing customer demand for smart devices with integrated intelligent software capabilities we developed beyond IoT.
●	SaaS and others. Our revenue generated from SaaS and others increased by 10.6% from US$35.8 for 2023 to US$39.6 million for 2024, primarily due to an increase in revenue from cloud software products. During the year of 2024, we remained committed to offering value-added services and a diverse range of software products with compelling value propositions to our customers.

Cost of revenue

Our cost of revenue increased by 27.4% from US$123.3 million for 2023 to US$157.2 million for 2024, in line with the increase in our revenue.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 32.6% from US$106.7 million for 2023 to US$141.4 million for 2024. Our gross margin increased from 46.4% for 2023 to 47.4% for 2024.

●	IoT PaaS. The gross profit of IoT PaaS increased by 39.4% from US$73.3 million for 2023 to US$102.3 million for 2024. The gross margin of IoT PaaS was 47.1% for 2024, compared to 43.7% for 2023.
●	Smart Solution. The gross profit of Smart Solution increased by 58.0% from US$6.8 million for 2023 to US$10.7 million for 2024. The gross margin of Smart Solution was 25.5% for 2024, compared to 25.5% for 2023.
●	SaaS and others. The gross profit of SaaS and others increased by 7.3% from US$26.5 million for 2023 to US$28.5 million for 2024. The gross margin of SaaS and others was 71.9% for 2024, compared to 74.2% for 2023.

Gross margin of each revenue steam increased or fluctuated primarily due to changes in products and solutions mix. As a developer platform with rich ecosystem of smart devices and applications, we are committed to focusing on software products with compelling value propositions while maintaining cost efficiency.

Research and development expenses

Our research and development expenses decreased by 7.1% from US$102.3 million for 2023 to US$95.0 million for 2024. The decrease was mainly attributable to (i) our strategic streamlining of research and development team and operations, and (ii) lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized, which was partially offset by a one-time increase in share-based compensation expenses resulting from the repricing of stock options.

Sales and marketing expenses

Our sales and marketing expenses decreased by 8.3% from US$40.4 million for 2023 to US$37.1 million for 2024. The decrease was mainly attributable to (i) our strategic streamlining of sales and marketing team, (ii) lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been largely amortized, which was partially offset by a one-time increase resulted from the repricing of stock options, and (iii) our efforts to control expenditures and improve sales and marketing efficiency.

General and administrative expenses

Our general and administrative expenses decreased by 15.4% from US$80.7 million for 2023 to US$68.3 million for 2024, primarily because of (i) the decline in credit-related impairment of long-term investments, and (ii) our strategic streamlining of general and administrative team. The decrease was partially offset by a one-time increase in share-based compensation expenses resulting from the repricing of stock options.

Other operating incomes, net

Our other operating incomes, net, increased by 4.0% from US$10.9 million for 2023 to US$11.3 million for 2024, which was mainly attributable to receipts of software value-added tax refund and various general subsidies for enterprises .

Other income

We generated other income of US$48.8 million and US$54.8 million, respectively, for 2023 and 2024. The increase in other income was mainly because of (i) an increase in financial income, net, of US$5.7 million, primarily due to well implemented treasury strategies on our cash, time deposits and treasury securities recorded as short-term and long-term investments, (ii) an increase in other non-operating incomes, net, of US$1.1 million, primarily due to payment from depository bank according to depository revenue sharing program, and (iii) a decrease of US$0.8 million of net foreign exchange gain due to the fluctuation in foreign exchange rates in 2024.

Income tax expenses

Our income tax expense decreased from US$3.2 million for 2023 to US$2.1 million for 2024, primarily attributable to the decrease in tax expenses related to financial income due to switching of treasury management strategy and lower withholding tax rate.

Net loss for the year

As a result of the foregoing, we recorded net loss of US$60.3 million for 2023, and recorded a net profit of US$5.0 million for 2024, marking the first fiscal year of net profitability on a GAAP basis.

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

For a detailed description of the comparison of our operating results for the year ended December 31, 2023 to the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Discussion of Results of Operations—Year Ended December 31, 2023 Compared with Year Ended December 31, 2022” beginning on page 112 of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 24, 2024 (File No. 001-40210).

NON-GAAP FINANCIAL MEASURE

In evaluating the business, we consider and use non-GAAP measures, such as non-GAAP operating expenses, non-GAAP loss from operations (including non-GAAP operating margin), non-GAAP net (loss)/profit (including non-GAAP net margin), and non-GAAP basic and diluted net (loss)/profit per ADS, as supplemental measures to review and assess our operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for U.S. GAAP measures. We define non-GAAP measures by excluding the impact of share-based compensation expenses, credit-related impairment of long-term investments and litigation costs from the respective GAAP measures. We present the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. We also believe that the use of the non-GAAP measures facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect our operations. Share-based compensation expenses, credit-related impairment of long-term investments and litigation costs have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Non-GAAP adjusted (loss)/profit for the year represents net (loss)/profit for the year excluding share-based compensation expenses, credit-related impairment of long-term investments and litigation costs. The table below sets forth a reconciliation of our net (loss)/profit for the year to non-GAAP adjusted (loss)/profit for the year indicated. Share-based compensation expenses relate to the share-based awards that we grant to employees and directors. We exclude share-based compensation expenses, credit-related impairment of long-term investments and litigation costs. The credit-related impairment of long-term investments arose from our equity investments in private companies, for which we have recognized as credit losses on a prudent basis. Our management believes that these exclusions facilitate the ability of investors to compare our operating results with those of other companies in the industry in which we operate, many of which also exclude share-based compensation expenses, credit-related impairment of long-term investments and litigation costs in determining their non-GAAP financial measures.

	For the year ended December 31,
	2022	2023	2024

	(US$ in thousands)

Net (loss)/profit for the year	(146,175)	(60,315)	4,997
Adjustment:
Share-based compensation expenses	69,019	65,216	67,750
Credit-related impairment of long-term investments	—	15,537	261
Litigation costs	—	—	2,300
Non-GAAP adjusted (loss)/profit for the year	(77,156)	20,438	75,308

We recorded non-GAAP adjusted loss of US$77.2 million in 2022 and adjusted profit of US$20.4 million 2023. In 2024, we recorded non-GAAP adjusted profit of US$75.3 million. We have been more focused enhancing our AI cloud platform and products to provide a higher value proposition, growing our customer base with key accounts, fostering our developer community, and prioritizing our business and operating efficiency, in order to lay a solid foundation for our long-term growth.

5.B.Liquidity and Capital Resources

CASH FLOWS AND WORKING CAPITAL

Our principal sources of liquidity have been cash generated from private sales and public offerings of equity securities, as well as cash from our business operations. As of December 31, 2024, we had US$847.9 million in cash and cash equivalents and short-term investments. Of our cash and cash equivalents, US$113.2 million were held by our subsidiaries in the PRC; US$537.7 million, mainly denominated in U.S. dollars, were held by our subsidiaries in Hong Kong; and US$2.5 million, mainly denominated in U.S. dollars, EUR, and Japanese Yen, were held by Tuya Inc. and our other overseas subsidiaries. Our cash and cash equivalents and short-term investments primarily include cash in bank, time deposits placed with banks or other financial institutions, treasury securities and wealth management products issued by banks. We believe that our current cash and cash equivalents, balance of short-term investments and anticipated cash flows from operations will be sufficient to meet our anticipated cash needs, including cash needs for working capital and capital expenditures, for at least the next 12 months.

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

Historically, prior to 2024, we had not been profitable on a GAAP basis, and until 2023, we had not generated positive operating cash flows. We incurred a net loss of US$60.3 million in 2023 but achieved a net profit of US$5.0 million in 2024, marking our first fiscal year of GAAP profitability. We had net cash generated from operation activities of US$36.4 million in 2023 and US$80.4 million in 2024. However, if we are unable to sustain profitability or maintain positive operating cash flow, our business, liquidity, financial condition and results of operations may be materially and adversely affected. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry—We have a history of net loss and net cash operating outflow and may not be able to achieve or sustain profitability in the future.”

The following table presents our consolidated cash flow data for the years presented.

	For the year ended
	December 31,
	2022	2023	2024

	(US$ in thousands)
Net cash (used in)/generated from operating activities	(70,654)	36,443	80,352
Net cash (used in)/generated from investing activities	(714,225)	332,455	107,428
Net cash used in financing activities	(38,582)	(2,223)	(33,200)
Effect of exchange rate changes on cash and cash equivalents, restricted cash(1)	(7,954)	(1,148)	116
Net (decrease)/increase in cash and cash equivalents, restricted cash(1)	(831,415)	366,527	154,696
Cash and cash equivalents, restricted cash(1) at the beginning of the year	964,576	133,161	498,688
Cash and cash equivalents, restricted cash(1) at the end of the year	133,161	498,688	653,384

Note:

(1)	Restricted cash represents cash that cannot be withdrawn without the permission of third parties. Our restricted cash is substantially cash balance on deposit required by our business partners and commercial banks during our ordinary course of business. The restricted cash balance for the year ended December 31, 2022 and December 31, 2023 was nil. The restricted cash balance for the year ended December 31, 2024 was US$0.05 million.

Net Cash (Used in)/Generated from Operating Activities

Net cash generated from operating activities was US$80.4 million in 2024. The difference between our net profit of US$5.0 million and the net cash generated from operating activities was mainly due to (i) share-based compensation of US$67.8 million, (ii) a decrease in inventories of US$7.0 million and (iii) an increase in accounts payables of US$5.9 million; partially offset by (i) an increase in prepayments and other current assets of US$3.9 million, (ii) a decrease in lease liabilities of US$3.5 million and (iii) a decrease in other non-current liabilities of US$3.1 million.

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

Net Cash (Used in)/Generated from Investing Activities

Net cash generated from investing activities was US$107.4 million in 2024, which was primarily attributable to (i) proceeds from disposal of short-term investments of US$354.5 million and (ii) proceeds from disposal of long-term investments of US$43.2 million and partially offset by payment for short-term investments of US$264.7 million. Our short-term investments mainly include time deposits and treasury securities.

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

Net Cash Used in Financing Activities

Net cash used in financing activities in 2024 was US$33.2 million, which was due to the payment for dividend of US$33.0 million.

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

MATERIAL CASH REQUIREMENTS

Our material cash requirements as of December 31, 2024 and any subsequent interim period include primarily our working capital and operating expenditure needs, capital expenditures, services purchase commitments and operating lease commitments.

Other than the capital expenditures, services purchase commitments and operating lease commitments, as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024. We did not have future minimum capital commitments as of December 31, 2024.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of property, equipment, software and land use rights. Our capital expenditures were US$0.7 million, US$1.5 million and US$13.1 million in 2022, 2023 and 2024, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our public offering of equity securities.

Services Purchase Commitments

As of December 31, 2024, our services purchase commitments were as follows:

	Total	Less Than 1 year	1-3 years	3-5 years

	(US$ in thousands)
Purchase obligations(1)	6,705	3,580	3,125	—

Note: Purchase obligations represent US$6,705 thousand of remaining non-cancellable contractual commitments as of December 31, 2024, related to one of our third-party cloud infrastructure agreements, under which we committed to spend an aggregate of at least US$37,500 thousand between June 1, 2021 and May 31, 2026 with minimum purchase commitment. We had made payments of US$36,735 thousand in total under this agreement as of December 31, 2024.

Operating lease commitments

We had outstanding commitments on several non-cancellable operating lease agreements. Operating lease commitment within one year or less lease term as of December 31, 2024 was US$26.0 thousand. We have elected not to recognize these operating lease commitment any lease liability or right-of-use asset, therefore they are not yet reflected in the consolidated financial statements.

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

5.C.Research and Development, Patents and Licenses, etc.

Our AI cloud platform and proprietary cutting-edge IoT technologies have been primarily developed in-house. See “Item 4. Information on the Company—4.B. Business Overview—Research & Development.”

5.D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xueji (Jerry) Wang	42	Co-chairman, Founder, Chief Executive Officer
Liaohan (Leo) Chen	42	Co-chairman, Founder, President
Yi (Alex) Yang	43	Director, Co-founder, Chief Financial Officer, Chief Operation Officer
Yan Zhang	41	Director
Sidney Xuande Huang	59	Independent Non-executive Director
Changheng Qiu	49	Independent Non-executive Director
Meng Xiong Kuok (alias GUO Mengxiong)	43	Independent Non-executive Director
Pak Tung Jason Yip	42	Independent Non-executive Director

Xueji (Jerry) Wang founded Tuya in 2014 and currently serves as the co-chairman of our board of directors and our chief executive officer. Mr. Wang is responsible for the overall strategies, management, corporate culture, and commercial suitability and sustainability of products of Tuya. Mr. Wang has over 10 years of experience in IoT industry and about 21 years of experience focusing on software technology, including over 14 years of experience in elastic cloud computing technologies. Prior to founding Tuya, Mr. Wang founded PHPWind, one of the most popular open source forums software in China, in 2003. In 2006, Mr. Wang established Hangzhou Detian Information Technology Co., Ltd. to officially commercialize PHPWind business from 2006 to May 2008. In May 2008, PHPWind was acquired by Hangzhou Ali Technology Co., Ltd., a subsidiary or consolidated affiliated entity of Alibaba Group Holdings Limited (a company listed on the NYSE, symbol: BABA, and secondarily listed on the Stock Exchange, stock code: 9988) (together with its subsidiaries and its consolidated affiliated entities, “Alibaba Group”). From May 2008 to February 2014, Mr. Wang worked at Alibaba Group, where he served as a senior director and he was responsible for leading and launching a number of major technology and product innovations for Alibaba Cloud and Alipay, including Alibaba’s Quick Reference code (“QR Code”) payment system. Mr. Wang received a bachelor’s degree in information and computing science from Zhejiang Sci-Tech University in the PRC in June 2005. Mr. Wang was recognized by Forbes as a member of China’s Thirty Entrepreneurs under 30 in February 2012, and was named by Fortune China as one of China’s Forty Business Elites under 40 in April 2021.

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

Yi (Alex) Yang co- founded Tuya in 2014 and currently serves a director, chief financial officer and chief operation officer. Mr. Yang is responsible for capital market, investment, finance, legal and internal controls, human resources, government relations and daily operations of Tuya. Prior to co-founding Tuya, Mr. Yang worked as a business development senior expert at Alibaba Group from April 2011 to May 2015, where he was responsible for developing business opportunities for multiple projects, including mobile payment at Alibaba’s O2O business and Alibaba Cloud. Mr. Yang received a bachelor’s degree in international business and economics from Guangdong University of Foreign Studies in the PRC in July 2004.

Yan Zhang has served as our director since November 2024. Ms. Zhang has been serving as the vice president of finance of the Company and several major subsidiaries since January 2021. Ms. Zhang is responsible for the finance of the Group. Prior to joining the Company, Ms. Zhang worked at Ernst & Young Hua Ming LLP from December 2009 to January 2021, where her last position was senior audit manager. Ms. Zhang received a bachelor’s degree in management from Shanxi University of Finance and Economics in the PRC in July 2006, and a master’s degree in management from Dongbei University of Finance and Economics in the PRC in January 2009.

Sidney Xuande Huang has served as our director since July 2022. Mr. Huang is responsible for providing independent professional opinion and judgment to our board of directors. Mr. Huang has over 20 years of experience in the technology and internet industry. He is currently a senior advisor of JD.com, Inc. (a company listed on the Nasdaq, symbol: JD, and secondarily listed on the Stock Exchange, stock code: 9618) and was its chief financial officer from September 2013 until his retirement in September 2020, including the last three months as an executive coach to his successor. He has been an independent non-executive director of Kuaishou Technology (a company listed on the Stock Exchange, stock code: 1024) since February 2021, an independent director of Yatsen Holding Limited (a company listed on the NYSE, symbol: YSG) since November 2020, and an independent non-executive director of MIXUE Group (a company listed on the Stock Exchange, stock code: 2097). Prior to joining JD.com, Inc. in September 2013, Mr. Huang had served multiple top management roles for VanceInfo Technologies Inc., including its co-president, chief operating officer and chief financial officer as well as the chief financial officer of its successor company, Pactera Technology International Ltd., after the merger. He was an investment banker at Citigroup Global Markets Inc. in New York from August 2002 to July 2004. He held various positions, including audit manager at KPMG LLP from January 1997 to August 2000 and qualified as a Certified Public Accountant in the State of New York in October 1999. Mr. Huang is currently a Foundation Fellow at St Anthony’s College of the University of Oxford where he was an Academic Visitor focusing on geo-economics from October 2021 to September 2022. He received an MBA degree from the J.L. Kellogg School of Management at Northwestern University in the United States in June 2002 and a bachelor’s degree in accounting from Bernard M. Baruch College of The City University of New York in the United States in February 1997.

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

Meng Xiong Kuok (alias GUO Mengxiong) has served as our director since July 2022. Mr. Kuok is responsible for providing independent professional opinion and judgment to our board of directors. Mr. Kuok has been the Chief Executive Officer of K3 Venture Partners Pte. Ltd. since January 2020. He worked as Vice President (Projects) at Shangri-La International Hotel Management Ltd from October 2012 to February 2017. Mr. Kuok served as an independent non-executive director of TVS Motor Company Limited (a company listed on the National Stock Exchange of India Ltd., symbol: TVSMOTOR) from March 2021 to August 2024. Mr. Kuok received his bachelor’s degree in science from Cornell University in the United States in January 2007.

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

6.B.Compensation

For the fiscal year ended December 31, 2024, the aggregate cash compensation paid or payable to our directors and executive officers was approximately US$1.2 million. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers, except to the extent required by applicable laws and regulations. Our PRC subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

2015 Equity Incentive Plan

We adopted an employee equity incentive plan, or the 2015 Plan, on December 23, 2014, which was amended in July 2020, February 2021 and June 2022 and was terminated in June 2024. The purpose of the 2015 Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors, and consultants and to promote the success of our business.

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

As of the termination of the 2015 Plan in June 2024, (i) the number of underlying Shares pursuant to the outstanding options (including both vested and unvested) granted under the 2015 Plan amounted to 51,304,005 Class A Ordinary Shares, and (ii) the number of underlying Shares pursuant to the outstanding awards granted under the 2015 Plan amounted to 7,532,250 Class A Ordinary Shares.

As of April 15, 2025, (i) remaining options granted based on 2015 Plan to purchase a total of 5,885,967 ordinary shares were outstanding; and (ii) remaining restricted share units granted based on 2015 Plan to receive a total of 4,224,750 ordinary shares were outstanding.

2024 Share Scheme

We adopted a share scheme, or the 2024 Share Scheme, on June 20, 2024. The purpose of the 2024 Share Scheme is to align the interests of our employees and service providers with us and to encourage and retain them to make contributions to the long-term development of our business.

The following paragraphs summarize the terms of the 2024 Share Scheme.

Eligibility. The eligible persons who may be selected to become a participant of the 2024 Share Scheme are any individuals, or corporate entities (as the case may be), being any of (i) an Employee Participant, being any person who is an employee or a director of any member of the Group and (ii) a Service Provider, who the board of directors or the scheme administrator considers, in its sole discretion, to have contributed or will contribute to the Group. A Service Provider is any person or corporate entity (other than an employee or a director of any member of the Group) who provides services to the Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long-term development of the Group.

Duration. The 2024 Share Scheme shall be valid and effective for the period of ten years from June 20, 2024 (the “Adoption Date”), and thereafter for so long as there are any unvested award granted under the 2024 Share Scheme prior to the expiration of the 2024 Share Scheme, in order to give effect to the vesting of such award or otherwise as may be required in accordance with the provisions of the Scheme Rules.

Scheme Limit. The maximum number of Class A ordinary shares and/or ADSs which may be issued pursuant to the awards granted and to be granted under the 2024 Share Scheme, when aggregated with the number of Class A ordinary shares and/or ADSs which may be issued pursuant to other awards schemes of the Company, shall not exceed 10% of the total number of ordinary shares in issue as at the Adoption Date unless shareholders approve a further refreshment of the Scheme Limit or shareholders’ approval is obtained in compliance with the Hong Kong Listing Rules, being 57,459,259 Class A Ordinary Shares.

Service Providers Limit. The total number of Class A ordinary shares and/or ADSs which may be issued pursuant to the awards granted and to be granted to Service Providers under the 2024 Share Scheme shall not exceed 1.0% of the total number of shares in issue as at the Adoption Date unless shareholders approve a further refreshment of the scheme Limit or shareholders’ approval is obtained in compliance with the Hong Kong Listing Rules, being 5,745,925 Class A ordinary shares.

Individual Limit. The total number of Class A ordinary shares and/or ADSs issued and to be issued upon the vesting or exercise of awards granted and to be granted under the 2024 Share Scheme and other awards schemes of the Company to each individual (excluding Awards lapsed in accordance with the 2024 Share Scheme) in any 12-month period up to (and including) the date of the latest grant shall not exceed 1.0% of the total number of shares in issue as at the Adoption Date, being 5,745,925 Class A Ordinary Shares.

Plan Administration. The 2024 Share Scheme shall be administrated by our board or person(s) to which our board of directors has delegated its authority (as applicable) to administer the 2024 Share Scheme.

Vesting Period. The scheme administrator may from time to time while the 2024 Share Scheme is in force and subject to all applicable laws, rules and regulations, determine the applicable vesting dates and any other criteria and conditions for vesting of the awards in its sole and absolute discretion. The vesting period in respect of any award shall not be less than 12 months from the grant date, except that with respect to an Employee Participant, a shorter vesting period may be permitted in certain circumstances.

Termination. The 2024 Share Scheme shall terminate on the earlier of (i) the end of the period of ten years after the Adoption Date, except otherwise as may be required in accordance with the provisions of the 2024 Share Scheme; and (ii) such date of early termination as determined by the board of directors.

As of April 15, 2025, (i) options to purchase a total of nil ordinary shares were outstanding under the 2024 Share Scheme, and nil of such options had vested and become exercisable; and (ii) restricted share units to receive a total of 160,000 ordinary shares were outstanding under the 2024 Share Scheme.

The following table summarizes, as of April 15, 2025, the number of ordinary shares underlying outstanding options or restricted share units that we granted to each of our directors and executive officers and to other individuals as a group.

	Ordinary Shares
	Underlying
	Outstanding
	Options /
	Restricted Share	Exercise Price
	Units	(US$/Share)	Date of Grant	Date of Expiration
Xueji (Jerry) Wang	—	—	—	—
Liaohan (Leo) Chen	—	—	—	—
Yi (Alex) Yang	*	0.00005	January 5, 2021	January 4, 2031
Yan Zhang	*(1)	0.00005	from February 21, 2021 to June 27, 2023	from February 20, 2031 to June 26, 2033
Sidney Xuande Huang	*(1)	0.00005	July 5, 2022	July 4, 2029
Changheng Qiu	—	—	—	—
Meng Xiong Kuok (alias GUO Mengxiong)	—	—	—	—
Pak Tung Jason Yip	—	—	—	—
Other grantees	5,145,167	0.00005	from May 12, 2017 to May 6, 2022	from May 11, 2027 to May 5, 2032
	4,151,000 (1)	—	from June 16, 2021 to October 18, 2024	from June 15, 2028 to October 17, 2034
*	Less than 1% of our total outstanding shares.
(1)	Restricted share units.

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

6.D.Employees

We had 1,835, 1,465 and 1,435 salaried full-time employees as of December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, a substantial majority of our full-time employees were based in China, while the remaining of them were based in the United States, Europe, Singapore, India, Japan and Colombia, among other locations.

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

The following table sets forth the breakdowns of our employees by function as of December 31, 2024:

	Number	Percentage
Function	of Employees	of Total
Research and development	1,040	72.5%
Sales and marketing	284	19.8%
General and administrative, and others	111	7.7%
Total	1,435	100%

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

6.E.Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of April 15, 2025 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our ordinary shares.

We have adopted a dual class voting structure. The calculations in the table below are based on 609,721,949 ordinary shares outstanding as of April 15, 2025, consisting of 539,516,649 Class A ordinary shares (including 2,085,143 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our 2024 Share Scheme and 223,773 Class A ordinary shares represented by ADSs that have been repurchased by us from the open market) and 70,205,300 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Number of	Number of			% of
	Class A	Class B	Total Number	% of	Aggregate
	Ordinary	Ordinary	of Ordinary	Beneficial	Voting
	Shares	Shares	shares	Ownership	Power **
Directors and Executive Officers:†
Xueji (Jerry) Wang(1)	75,320,130	43,379,870	118,700,000	19.5	41.0
Liaohan (Leo) Chen(2)	1,974,570	26,825,430	28,800,000	4.7	21.8
Yi (Alex) Yang	6,500,000	—	6,500,000	1.1	0.5
Yan Zhang	*	—	*	*	*
Sidney Xuande Huang	*	—	*	*	*
Changheng Qiu	*	—	*	*	*
Meng Xiong Kuok	—	—	—	—	—
Pak Tung Jason Yip	—	—	—	—	—
All directors and executive officers as a group	87,675,733	70,205,300	157,881,033	25.7	63.4

Principal Shareholders:
65 Equity Partners Entities(3)	74,626,900	—	74,626,900	12.2	6.0
Tenet Group Limited(4)	68,793,080	34,806,920	103,600,000	17.0	33.6
Tencent entities(5)	58,299,749	—	58,299,749	9.6	4.7
NEA entities(6)	39,457,733	—	39,457,733	6.5	3.2
Unileo Limited(7)	1,974,570	26,825,430	28,800,000	4.7	21.8
Tuya Group Inc.(8)	1,427,050	8,572,950	10,000,000	1.6	7.0

Notes:

*	Less than 1% of our total issued and outstanding shares on an as-converted basis.
**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings of our company (except as required by applicable law, rules and regulations and in relation to certain reserved matters set out in our MAA).
†	The address of our directors and executive officers (except Sidney Xuande Huang, Changheng Qiu, Meng Xiong Kuok and Pak Tung Jason Yip) is Huace Center, Building A, 10/F, Xihu District, Hangzhou City Zhejiang, 310000, People’s Republic of China. The address of Sidney Xuande Huang is 80 Holland Park, London W11 3SG, United Kingdom. The address of Changheng Qiu is Shangshangting 8-2201, Tangping Road, Hangzhou, China. The address of Meng Xiong Kuok is 93 Grange Road, #07-08 Grange Residences, Singapore 249614. The address of Pak Tung Jason Yip is Flat 902, Block G, Kornhill, Quarry Bay, Hong Kong.
(1)	Represents (i) 1,427,050 Class A ordinary shares and 8,572,950 Class B ordinary shares held of record by Tuya Group Inc., a business company with limited liability incorporated under the laws of BVI wholly owned by Xueji (Jerry) Wang, (ii) 68,793,080 Class A ordinary shares and 34,806,920 Class B ordinary shares held of record by Tenet Group Limited a British Virgin Islands company, and (iii) 5,100,000 Class A ordinary shares held of record by Xueji (Jerry) Wang. Tenet Group Limited is ultimately wholly owned by the trustee of a trust constituted under the laws of the Cayman Islands, of which the settlor is Mr. Wang and the beneficiaries are Mr. Wang and Tuya Group Inc. The registered address of each of Tuya Group Inc. and Tenet Group Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(2)	Represents 1,974,570 Class A ordinary shares and 26,825,430 Class B ordinary shares held of record by Unileo Limited, a limited liability company incorporated under the laws of BVI wholly owned by Liaohan (Leo) Chen. The registered address of Unileo Limited is Craigmuir Chambers, Road Town, Tortola. VG 1110, British Virgin Islands.
(3)	Represents 74,626,900 Class A ordinary shares held of record by Anchor V Pte. Ltd based on the Schedule 13G/A jointly filed by Anchor V Pte. Ltd and other 65 Equity Partners Entities with the SEC on December 4, 2024. Anchor V Pte. Ltd is wholly owned by Anchor @ 65 Pte. Ltd. which is in turn wholly owned by Anchor Fund @ 65 Limited Partnership through its general partner, Anchor GP Pte. Ltd. Anchor GP Pte. Ltd. is a wholly-owned subsidiary of 65EP Investment IV Pte. Ltd., which is in turn a wholly-owned subsidiary of 65EP Investments Pte. Ltd. Anchor GP Pte. Ltd. has appointed 65 Equity Partners Management (Singapore) Pte. Ltd. to serve as investment manager to each of Anchor Fund @ 65 Limited Partnership and Anchor @ 65 Pte. Ltd. 65 Equity Partners Management (Singapore) Pte. Ltd. is a wholly-owned subsidiary of 65 Equity Partners Management Pte. Ltd. Each of 65EP Investments Pte. Ltd. and 65 Equity Partners Management Pte. Ltd. is wholly owned by 65 Equity Partners Group Pte. Ltd., which is in turn wholly owned by 65 Equity Partners Pte. Ltd. 65 Equity Partners Pte. Ltd. is indirectly and ultimately owned by Temasek Holdings (Private) Limited. There are internal barriers and procedures in place between Temasek Holdings (Private) Limited and Anchor V Pte. Ltd and other 65 Equity Partners Entities such that voting and investment power over the shares held by Anchor V Pte. Ltd and other 65 Equity Partners Entities is exercised independently of Temasek Holdings (Private) Limited, and accordingly, beneficial ownership of the shares reported herein is not attributed to Temasek Holdings (Private) Limited. The registered address of 65 Equity Partners Entities is 501 Orchard Road, #11-01 Wheelock Place, Singapore. The information contained in this paragraph is based on the Schedule 13D filed by Anchor V Pte. Ltd. and certain other filers named therein on December 4, 2024.
(4)	Represents (i) 68,793,080 Class A ordinary shares and (ii) 34,806,920 Class B ordinary shares held of record by Tenet Group Limited, a limited liability company incorporated under the laws of BVI, which is wholly owned by Tenet Global Limited and ultimately controlled by Xueji (Jerry) Wang.
(5)	Represents (i) 55,924,749 Class A ordinary shares held of record by Tencent Mobility Limited, and (ii) 2,375,000 Class A ordinary shares represented by ADSs held of record by Image Frame Investment (HK) Limited, based on the Schedule 13G/A jointly filed by Tencent Mobility Limited and Image Frame Investment (HK) Limited, among others, with the SEC on March 29, 2021. Both Tencent Mobility Limited and Image Frame Investment (HK) Limited are incorporated in Hong Kong and wholly owned subsidiaries of Tencent. The registered address of Tencent Mobility Limited is Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong. Tencent Mobility Limited is wholly owned by Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange (Stock code: 00700).

(6)	Represents 35,821,715 Class A ordinary shares (the “NEA 14 Shares”) held of record by New Enterprise Associates 14, L.P. (“NEA 14”) and 3,636,018 Class A ordinary shares (the “NEF 15-OF Shares”) held of record by NEA 15 Opportunity Fund L.P. (“NEA 15-OF”), as of December 31, 2024, based on the Schedule 13G/A jointly filed by NEA 14 and NEA 15-OF, among others, with the SEC on February 14, 2025. As the sole general partner of NEA 14, NEA Partners 14, L.P. (“NEA Partners 14”) may be deemed to own beneficially the NEA 14 Shares. As the sole general partner of NEA Partners 14, NEA 14 GP, LTD (“NEA 14 GP”) likewise may be deemed to own beneficially the NEA 14 Shares. As the individual directors of NEA 14 GP, each of the Dual Managers (as defined below) and Patrick J. Kerins also may be deemed to own beneficially the NEA 14 Shares. As an individual member of the Executive Committee (defined below) of NEA Management Company, LLC, which committee has been delegated certain approval rights with respect to dispositions of the NEA 14 Shares, Mohamad H. Makhzoumi may also be deemed to own beneficially the NEA 14 Shares. As the sole general partner of NEA 15-OF, NEA Partners 15-OF, L.P. (“NEA Partners 15-OF”) may be deemed to own beneficially the NEA 15-OF Shares. As the sole general partner of NEA Partners 15-OF, NEA 15 GP, LLC (“NEA 15 GP”) likewise may be deemed to own beneficially the NEA 15-OF Shares. As the individual managers of NEA 15 GP, each of the Dual Managers (defined below) and Mohamad H. Makhzoumi also may be deemed to own beneficially the NEA 15-OF Shares. NEA Partners 15-OF and NEA Partners 14 are collectively referred to as “GPLPs.” NEA 15 GP, GPLPs and NEA 14 GP are collectively referred to as the “Control Entities.” Each of Forest Baskett, Anthony A. Florence, Jr. and Scott D. Sandell (a former director of us) is a director of NEA 14 GP and manager of NEA 15 GP (the “Dual Managers”). Patrick J. Kerins is a director of NEA 14 GP. Anthony A. Florence, Mohamad H. Makhzoumi and Scott D. Sandell are each a member of the Executive Committee of NEA Management Company, LLC (the “Executive Committee”). By virtue of their relationship as affiliated entities, whose controlling entities have substantially overlapping individual controlling persons, each of NEA 14, NEA 15-OF, the Control Entities and the Dual Managers may be deemed to share the power to direct the disposition and vote of the NEA 14 Shares and NEF 15-OF Shares. The address of the principal business office for the above referenced NEA entities is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.
(7)	Represents 1,974,570 Class A ordinary shares and 26,825,430 Class B ordinary shares held of record by Unileo Limited. Unileo Limited is wholly owned by Liaohan (Leo) Chen.
(8)	Represents 1,427,050 Class A ordinary shares and 8,572,950 Class B ordinary shares held of record by Tuya Group Inc., a business company with limited liability incorporated under the laws of BVI wholly owned by Xueji (Jerry) Wang.

To our knowledge, as of April 15, 2025, a total of 63,776,857 Class A ordinary shares outstanding were held by two record holders in the United States, representing 10.5% of our total issued and outstanding ordinary shares on an as-converted basis as of such date. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Shareholders Agreement

As of the date of this annual report, all provisions and rights under our shareholders agreement dated September 11, 2019 have been terminated.

Other Material Related Party Transactions

There were no other material related party transactions during year ended December 31, 2024.

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

In August 2022, we and certain of our current and former directors and officers and our underwriters in our initial public offering in the United States were named as defendants in a putative securities class action filed in the U.S. District Court for the Southern District of New York. An amended complaint in this class action was filed in March 2023. The action, purportedly brought on behalf of a class of persons or entities who purchased ADSs in or traceable to our initial public offering in the United States, alleges that our registration statement on Form F-1 in connection with our March 2021 initial public offering contains materially misleading statements and omissions in violation of the U.S. federal securities laws. Pursuant to a scheduling order entered in January 2023, we filed a motion to dismiss the action in May 2023. On March 5, 2024, the court entered an order granting our motion to dismiss in part and denying it in part. We filed a second motion to dismiss the action on April 25, 2024 under Federal Rule of Civil Procedure 12(c). On March 7, 2025, the court granted our motion for judgment on the pleadings, concluding that the plaintiffs failed to identify any false or misleading statements in our registration statement. The court granted leave for the plaintiffs to amend their complaint by March 28, 2025. The plaintiffs did not serve an amended complaint prior to that deadline. On March 31, 2025, the court entered judgment in favor of us and all other defendants, dismissing all claims asserted in the action with prejudice. For risks and uncertainties relating to pending cases against us, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business— We and certain of our current and former directors and officers were named as defendants in a putative shareholder class action lawsuit, and may, from time to time, be the subject of shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operations, cash flows and reputation.”

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

Dividend Payment History

In 2024, we achieved significant financial milestones by reaching non-GAAP operating profitability and GAAP profitability, and we viewed this as the appropriate time to begin paying dividends as a way to reward the long-term support of our shareholders and investors.

On August 26, 2024, our Board approved the declaration and distribution of a dividend of US$0.0589 per ordinary share, or US$0.0589 per ADS, to such holders as at the close of business on September 11, 2024, Hong Kong Time and New York Time, respectively. The aggregate amount of the dividend was approximately US$33 million, which was paid in U.S. dollars and in cash, and was funded by surplus cash and paid out from our share premium account. On February 26, 2025, our Board approved the declaration and distribution of a dividend of US$0.0608 per ordinary share, or US$0.0608 per ADS, to such holders as at the close of business on March 13, 2025, Hong Kong Time and New York Time, respectively. The aggregate amount of the dividend was approximately US$37 million, which was paid in U.S. dollars and in cash, and was funded by surplus cash and paid out from our share premium account. We currently do not have any plan to require our PRC subsidiaries to distribute their retained earnings and intend to retain them to operate and expand our business in the PRC.

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

We have adopted a policy on payment of dividends which however does not mandate our declaration of regular cash dividends, and investors should not rely on an investment in our ADSs or Class A ordinary shares as a source for any future dividend income. Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. When we consider the payment of dividends, we take into account various elements including but not limited to the earnings, cash flow, financial conditions, capital requirements, our statutory fund reserve requirements and any other conditions that our board of directors may deem relevant. See “Item 12. Description of Securities Other Than Equity Securities—12.D. American Depositary Shares.”

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

People’s Republic of China Taxation

Our subsidiaries and the VIE in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the Enterprise Income Tax Law of the People’s Republic of China (the “EIT Law”), which was amended on December 29, 2018 and became effective on the same date and the Regulation on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China, which was amended on April 23, 2019 and became effective on the same date, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. In 2022, 2023 and 2024, preferential tax treatment was available to Hangzhou Tuya Information Technology Co., Ltd, which qualifies as a high-tech enterprise and is entitled to enjoy the 15% beneficial tax rate. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

We hold a substantial amount of cash and financial investments, and while that continues to be the case our PFIC status for any taxable year may depend on the average value of our goodwill and other intangible assets. We have not obtained any valuation of our goodwill or other assets. However, the value of our goodwill and other intangible assets for any taxable year may be determined, in large part, by reference to our average market capitalization, which has declined substantially since our initial public offering. If the value of our goodwill and other intangible assets for 2024 is determined by reference to our average market capitalization for 2024, then we were likely a PFIC for our 2024 taxable year. In light of our declined market capitalization, there is a significant risk that we will also be a PFIC for 2025, and possibly future taxable years, if the value of our assets were to be determined by reference to our market capitalization. Moreover, it is not entirely clear how the contractual arrangements between us and the VIE will be treated for purposes of the PFIC rules, and we may be a PFIC for any taxable year if the VIE is not treated as owned by us for these purposes. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. For these reasons, we cannot express an expectation as to our PFIC status for 2025 or any future taxable year. U.S. holders of our ADSs or Class A ordinary shares should consult their tax advisers regarding our PFIC status for any of our past, current or future taxable year.

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

U.S. Holders should consult their tax advisers regarding our PFIC status for 2024 and any other taxable year, and the application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.

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

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and U.S. treasury securities. We have not used any derivative financial instruments to manage our interest risk exposure. However, interest-earning instruments carry a degree of interest rate risk. Our future interest income may be lower than expected due to changes in market interest rates.

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

As of December 31, 2024, we had Renminbi-denominated cash and cash equivalents of RMB447.5 million (US$62.3 million), and U.S. dollar-denominated cash and cash equivalents of US$589.7 million.

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2022, 2023 and 2024 were increases of 2.0%, 0.2% and 0.2%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. Additionally, high global inflation has been weakening consumption sentiment and dampening enterprises’ confidence in doing business. We may not be able to hedge our exposure to higher inflation in China and globally.

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. In 2024, excluding withholding tax, we received US$1.2 million net reimbursement from The Bank of New York Mellon, for the expenses incurred in connection with our ADR program.

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

For the period from March 17, 2021, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2024, we used approximately US$456.9 million of the net proceeds received from our initial public offering for the purposes as disclosed in the IPO Registration Statement (i.e., research and development; investment in technology infrastructure; marketing and branding; other capital expenditures; and other general corporate purposes), as well as repurchases of ADSs from the open market. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. We intend to use the remainder of the net proceeds from our initial public offering for the foregoing purposes.

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

For the period from May 31, 2022, the date that the shelf registration statement on Form F-3 was automatically effective, to December 31, 2024, we used approximately US$4.5 million of the net proceeds received from our global offering for the purposes as disclosed in the prospectus supplements (i.e., enhancing our IoT technologies and infrastructure; expanding and enhancing our product offerings; marketing and branding activities; pursuing strategic partnerships, investments and acquisitions to implement our long-term growth strategies; and general corporate purposes and working capital needs).

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

ITEM 16.     [RESERVED]

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

	Year Ended December 31,
	2023	2024
	US$	US$

	(in thousands)
Services
Audit Fees(1)	1,088	1,088
All Other Fees(2)	—	38
Total	1,088	1,126
(1)	“Audit Fees” refer to the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2023 and 2024, the audit refers to financial audit and services that are normally provided by our principal auditor in connection with regulatory filings for those fiscal years.
(2)	“All Other Fees” refer to the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors other than services reported under “Audit Fees”.

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

The table below sets forth a summary of shares repurchased by us during the year ended December 31, 2024.

Total Number
			of Class A	Approximate
			ordinary	Dollar Value of
			shares and/or	Class A
	Total Number		ADSs	ordinary shares
	of Class A	Average Price	Purchased as	and/or ADSs
	ordinary	Paid per Class	Part of the	that May Yet Be
	shares and/or	A ordinary	Publicly	Purchased
	ADSs	shares and/or	Announced	under the
	Purchased	ADS	Plan(s)	Plan(s) (in US$)
Period
January 2024	—	—	—	—
February 2024	—	—	—	—
March 2024	—	—	—	—
April 2024	—	—	—	—
May 2024	—	—	—	—
June 2024	223,773	1.70	—	—
July 2024	—	—	—	—
August 2024	—	—	—	—
September 2024	—	—	—	—
October 2024	—	—	—	—
November 2024	—	—	—	—
December 2024	—	—	—	—

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

ITEM 16.I.     DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J.     INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees, which policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. We have filed our insider trading policies, as amended, as Exhibit 11.2 to this annual report on Form 20-F.

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

2.4	Description of Registrant’s Securities (incorporated herein by reference to Exhibit 2.4 to the annual report for the fiscal year ended December 31, 2023 filed with the SEC on April 24, 2024)

4.1

2015 Equity Incentive Plan, as amended and restated on June 15, 2022 (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form 20-F (File No. 001-40210), no amendment, initially filed with the SEC on April 26, 2023)

4.2*	2024 Share Scheme

4.3

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

4.10

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

4.24

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

4.26

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

11.2*	Statement of Policies Concerning Trading in Company Securities

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Jia Yuan Law Offices

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

15.4*	Consent of CIC

97	Tuya Inc. Compensation Recoupment Policy (incorporated herein by reference to Exhibit 97 to the annual report for the fiscal year ended December 31, 2023 filed with the SEC on April 24, 2024)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tuya Inc.

By:	/s/ Xueji (Jerry) Wang
	Name:	Xueji (Jerry) Wang
	Title:	Chief Executive Officer and Director

Date: April 24, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tuya Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tuya Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive (loss)/income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 24, 2025

We have served as the Company’s auditor since 2020.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

		As of December 31,
	Note	2023	2024
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		498,688	653,334
Restricted cash		—	50
Short-term investments	2(e),4	291,023	194,536
Accounts receivable, net	5	9,214	7,592
Notes receivable, net		4,955	7,485
Inventories, net	6	32,865	23,840
Prepayments and other current assets, net	7	11,053	16,179
Total current assets		847,798	903,016
Non-current assets:
Property, equipment and software, net	8	2,589	6,619
Land use rights, net		—	8,825
Operating lease right-of-use assets, net	10	7,647	4,550
Long-term investments	2(e),9	207,489	180,092
Other non-current assets, net	7	877	678
Total non-current assets		218,602	200,764
Total assets		1,066,400	1,103,780
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of 1,679 and 1,968, as of December 31, 2023 and 2024, respectively):
Accounts payable		11,577	19,051
Advances from customers		31,776	31,346
Deferred revenue, current	2(r),12	6,802	7,525
Accruals and other current liabilities	11	32,807	32,257
Income tax payables		689	360
Lease liabilities, current	10	3,883	3,798
Total current liabilities		87,534	94,337
Non-current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of nil and nil as of December 31, 2023 and 2024, respectively):
Lease liabilities, non-current	10	3,904	851
Deferred revenue, non-current	2(r),12	506	377
Other non-current liabilities	11	3,891	767
Total non-current liabilities		8,301	1,995
Total liabilities		95,835	96,332

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2023 AND 2024

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

		As of December 31,
	Note	2023	2024
		US$	US$
Shareholders’ equity:
Ordinary shares (US$0.00005 par value; nil shares authorized, issued and outstanding as of December 31, 2023 and 2024, respectively)	14	—	—
Class A ordinary shares (US$0.00005 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 504,387,299 and 504,387,299 shares issued as of December 31, 2023 and 2024, respectively; 487,591,968 and 495,601,588 shares outstanding as of December 31, 2023 and 2024, respectively)	14	25	25
Class B ordinary shares (US$0.00005 par value; 200,000,000 and 200,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 70,205,300 and 70,205,300 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	14	4	4
Treasury stock (US$0.00005 par value; 16,795,331 and 8,785,711 shares as of December 31, 2023 and 2024, respectively)		(53,630)	(15,726)
Additional paid-in capital		1,616,105	1,612,712
Accumulated other comprehensive loss		(17,091)	(19,716)
Accumulated deficit		(574,848)	(569,851)
Total shareholders’ equity		970,565	1,007,448
Total liabilities and shareholders’ equity		1,066,400	1,103,780

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

		Year Ended December 31,
	Note	2022	2023	2024
		US$	US$	US$
Revenue	2(r)	208,172	229,990	298,617
Cost of revenue		(118,749)	(123,335)	(157,187)
Gross profit		89,423	106,655	141,430
Operating expenses:
Research and development expenses		(144,942)	(102,277)	(95,049)
Sales and marketing expenses		(55,662)	(40,440)	(37,081)
General and administrative expenses		(67,513)	(80,663)	(68,254)
Other operating incomes, net		10,508	10,901	11,334
Total operating expenses		(257,609)	(212,479)	(189,050)
Loss from operations		(168,186)	(105,824)	(47,620)
Other income
Other non-operating incomes, net		2,904	3,113	4,180
Financial income, net	13	18,546	44,976	50,718
Foreign exchange gain/ (loss), net		2,441	669	(136)
(Loss)/profit before income tax expense		(144,295)	(57,066)	7,142
Income tax expense	16	(1,880)	(3,249)	(2,145)
Net (loss)/profit		(146,175)	(60,315)	4,997
Net (loss)/profit attributable to Tuya Inc.		(146,175)	(60,315)	4,997
Net (loss)/profit attributable to ordinary shareholders		(146,175)	(60,315)	4,997
Net (loss)/profit		(146,175)	(60,315)	4,997
Other comprehensive (loss)/income
Changes in fair value of long-term investments		(9,493)	(7,791)	14
Transfer out of fair value changes of long-term investments	9	—	15,537	(65)
Foreign currency translation		(14,942)	(2,722)	(2,574)
Total comprehensive (loss)/income attributable to Tuya Inc.		(170,610)	(55,291)	2,372
Net (loss)/profit attributable to Tuya Inc.		(146,175)	(60,315)	4,997
Net (loss)/profit attributable to ordinary shareholders		(146,175)	(60,315)	4,997
Weighted average number of ordinary shares used in computing net (loss)/profit per share	17
-Basic		553,527,529	555,466,061	573,782,783
-Diluted		553,527,529	555,466,061	591,006,801

Net (loss)/profit per share attributable to ordinary shareholders	17
-Basic		(0.26)	(0.11)	0.01
-Diluted		(0.26)	(0.11)	0.01

Share-based compensation expenses were included in:
Research and development expenses		14,692	14,734	14,347
Sales and marketing expenses		6,825	5,446	5,098
General and administrative expenses		47,502	45,036	48,305

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

		Ordinary shares
		(US$0.00005 par value)			Treasury stock		Accumulated
		Number		Additional	Number		other		Total
		of		paid-in	of		comprehensive	Accumulated	shareholders’
		shares issued	Amount	capital	shares issued	Amount	income/(loss)	deficit	equity
	Note		US$	US$		US$	US$	US$	US$
Balance as of December 31, 2021		571,246,560	29	1,526,140	(11,604,808)	(46,930)	2,320	(367,898)	1,113,661
Repurchase of ordinary shares	14	—	—	—	(18,839,849)	(59,631)	—	—	(59,631)
Exercise of share option and vested restricted share unit		—	—	(19,084)	4,848,326	20,123	—	—	1,039
Issuance of ordinary shares upon the Dual Primary Listing, net of cost of issuance	14	7,300,000	—	8,689	—	—	—	—	8,689
Net loss		—	—	—	—	—	—	(146,175)	(146,175)
Fair value change of long-term investment		—	—	—	—	—	(9,493)	—	(9,493)
Foreign currency translation adjustment		—	—	—	—	—	(14,942)	—	(14,942)
Share-based compensation		—	—	69,019	—	—	—	—	69,019
Balance as of December 31, 2022		578,546,560	29	1,584,764	(25,596,331)	(86,438)	(22,115)	(514,073)	962,167

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

		Ordinary shares
		(US$0.00005 par value)			Treasury stock
							Accumulated
		Number		Additional	Number		other		Total
		of		paid-in	of		comprehensive	Accumulated	shareholders’
		shares issued	Amount	capital	shares issued	Amount	loss	deficit	equity
	Note		US$	US$		US$	US$	US$	US$
Balance as of December 31, 2022		578,546,560	29	1,584,764	(25,596,331)	(86,438)	(22,115)	(514,073)	962,167
Cumulative effect of accounting change	2(i)	—	—	—	—	—	—	(460)	(460)
Balance as of January 1, 2023		578,546,560	29	1,584,764	(25,596,331)	(86,438)	(22,115)	(514,533)	961,707
Repurchase of ordinary shares	14	—	—	—	(1,200,794)	(2,254)	—	—	(2,254)
Exercise of share option and vested restricted share unit		—	—	(27,361)	6,047,833	28,548	—	—	1,187
Cancellation of Treasury stock	14	(3,953,961)	—	(6,514)	3,953,961	6,514	—	—	—
Net loss		—	—	—	—	—	—	(60,315)	(60,315)
Fair value change of long-term investment		—	—	—	—	—	(7,791)	—	(7,791)
Transfer out of fair value changes of long-term investments		—	—	—	—	—	15,537	—	15,537
Foreign currency translation adjustment		—	—	—	—	—	(2,722)	—	(2,722)
Share-based compensation		—	—	65,216	—	—	—	—	65,216
Balance as of December 31, 2023		574,592,599	29	1,616,105	(16,795,331)	(53,630)	(17,091)	(574,848)	970,565

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

		Ordinary shares
		(US$0.00005 par value)			Treasury stock
							Accumulated
		Number		Additional	Number		other		Total
		of		paid-in	of		comprehensive	Accumulated	shareholders’
		shares issued	Amount	capital	shares issued	Amount	loss	deficit	equity
	Note		US$	US$		US$	US$	US$	US$
Balance as of December 31, 2023		574,592,599	29	1,616,105	(16,795,331)	(53,630)	(17,091)	(574,848)	970,565
Repurchase of ordinary shares	14	—	—	—	(223,773)	(385)	—	—	(385)
Exercise of share option and vested restricted share unit		—	—	(38,121)	8,233,393	38,289	—	—	168
Net profit		—	—	—	—	—	—	4,997	4,997
Fair value change of long-term investment		—	—	—	—	—	14	—	14
Transfer out of fair value changes of long-term investments		—	—	—	—	—	(65)	—	(65)
Foreign currency translation adjustment		—	—	—	—	—	(2,574)	—	(2,574)
Share-based compensation		—	—	67,750	—	—	—	—	67,750
Dividend		—	—	(33,022)	—	—	—	—	(33,022)
Balance as of December 31, 2024		574,592,599	29	1,612,712	(8,785,711)	(15,726)	(19,716)	(569,851)	1,007,448

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

		Year Ended December 31,
	Note	2022	2023	2024
		US$	US$	US$
Cash flows from operating activities:
Net (loss)/profit		(146,175)	(60,315)	4,997
Adjustments to reconcile net (loss)/profit to net cash generated from operating activities:
Share-based compensation		69,019	65,216	67,750
Depreciation and amortization of property, equipment and software	8	3,443	2,449	1,596
Amortization of right-of-use assets	10	4,766	4,100	3,469
Allowance for doubtful receivables/allowance for credit losses		288	1,595	1,243
Inventory write-downs		4,067	3,298	1,997
(Gain)/loss on disposal of property, equipment and software		(219)	(221)	43
Gain on disposal of long-term investment		—	—	(451)
(Gain)/loss on foreign currency exchange rates		(2,441)	(669)	136
Change in unrealized investment income		2,167	(697)	(533)
Fair value change on short-term and long-term investments	13	(7,449)	76	157
Impairment loss of long-term investments	9	—	15,537	261

Changes in operating assets and liabilities:
Accounts receivable		20,241	1,046	484
Notes receivable		(1,374)	(2,284)	(2,638)
Inventories		13,135	9,217	7,028
Prepayments and other current assets		8,893	(1,251)	(3,942)
Other non-current assets		639	290	203
Accounts payable		(2,617)	1,982	5,915
Advances from customers		(3,455)	4,143	(430)
Deferred revenue		(2,898)	93	594
Income tax payables		—	689	(329)
Accruals and other liabilities		(24,280)	(1,372)	(564)
Lease liabilities		(4,924)	(3,366)	(3,510)
Other non-current liabilities		(1,480)	(3,113)	(3,124)
Net cash (used in)/generated from operating activities		(70,654)	36,443	80,352
Cash flows from investing activities:
Payment for short-term investments		(1,257,697)	(327,244)	(264,681)
Proceeds from disposal of short-term investments		543,790	853,703	354,547
Proceeds from disposal in long-term investments		—	—	43,160
Purchase of property, equipment and software		(710)	(1,499)	(4,184)
Purchase of land use rights		—	—	(8,914)
Proceeds from disposal of property, equipment and software		464	509	163
Payment for long-term investments		(1,575)	(193,014)	(11,163)
Provision of third party loans		—	—	(1,500)
Proceeds from other investing activities		1,503	—	—
Net cash (used in)/generated from investing activities		(714,225)	332,455	107,428

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

		Year Ended December 31,
	Note	2022	2023	2024
		US$	US$	US$
Cash flows from financing activities:
Payment for repurchase of ordinary shares		(48,678)	(3,339)	(70)
Proceeds from exercise of share options		1,039	1,187	168
Proceeds from issuance of Class A ordinary shares upon the Dual Primary Listing, net of cost of issuance		9,057	—	—
Payments of deferred offering costs		—	(71)	(276)
Payments of dividend		—	—	(33,022)
Net cash used in financing activities		(38,582)	(2,223)	(33,200)
Effect of exchange rate changes on cash and cash equivalents, restricted cash		(7,954)	(1,148)	116
Net (decrease)/ increase in cash and cash equivalents, restricted cash		(831,415)	365,527	154,696
Cash and cash equivalents, restricted cash at the beginning of year		964,576	133,161	498,688
Cash and cash equivalents, restricted cash at the end of year		133,161	498,688	653,384

Supplemental cash flow disclosures
Cash paid for income tax		(843)	(2,819)	(2,687)

		As of December 31,
		2022	2023	2024
		US$	US$	US$
Cash and cash equivalents	2(f)	133,161	498,688	653,334
Restricted cash	2(g)	—	—	50
Total cash, cash equivalents and restricted cash shown in the statements of cash flows		133,161	498,688	653,384

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

1.    Organization and principal activities

(a)    Principal Activities

Tuya Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on August 28, 2014, as an exempted company with limited liability. The Company and its subsidiaries and consolidated variable interest entity (“VIE”) (collectively referred to as the “Group”) are principally engaged in offering PaaS (Platform-as-a-Service) to business customers developing IoT (Internet of Things) devices, including brands and their OEMs (original equipment manufacturer). And, the Group offers SaaS (Software-as-a-Service), including industry SaaS and cloud-based value-added services to its customers. The Group also sells finished smart devices powered by Tuya purchased from qualified OEMs (the “Smart solution”).

(b)    History of the Group

Prior to the incorporation of Tuya Inc. in August 2014, the Group commenced its initial operations through Hangzhou Tuya Technology Co., Ltd. (“Hangzhou Tuya Technology”), which was established on June 16, 2014 by Wang Xueji and another individual. After a series of agreements, Hangzhou Tuya Technology was owned by Wang Xueji and other four individuals (collectively, the “Registered Shareholders”) together with two unrelated investors of Series Angel financing (the “Non-Registered Shareholders VIE Investors”) by August 2014. In December 2014, Hangzhou Tuya Information Technology Co., Ltd. (the “WFOE”) was established after the incorporation of Tuya Inc. The Group then entered into a series of contractual arrangements among the WFOE, Hangzhou Tuya Technology and Hangzhou Tuya Technology’s shareholders in December 2014, and thereafter Hangzhou Tuya Technology (the “VIE”) became the variable interest entity of the Group. After the completion of this transaction, the Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and the consolidated VIE. In 2019, the VIE agreements were amended to modify the VIE’s shareholders list and equity interest of each shareholder as a result of the change in registered share capital of the VIE and the exit of Non-Registered Shareholders VIE Investors as the VIE’s shareholders. The contractual arrangements were further amended in January 2022. The amendments discussed herein did not impact the VIE accounting treatment discussed further in Note 2(b).

As of December 31, 2023 and 2024, the Company’s principal subsidiaries and consolidated VIE are as follows:

			Percentage of direct
Name of subsidiaries	Date of incorporation	Place of incorporation	or indirect ownership		Principal activities
			December 31,
			2023	2024
Tuya (HK) Limited	September 12, 2014	Hong Kong, China	100%	100%	Investment holding and business development
Hangzhou Tuya Information Technology Co., Ltd.	December 5, 2014	Hangzhou, China	100%	100%	Sales of IoT PaaS, Smart devices, SaaS and Others and research and development
Tuya Smart Inc.	July 19, 2019	Delaware, United States	100%	100%	Business development
Tuya Global Inc.	July 22, 2015	California, United States	100%	100%	Business development
Tuya smart (India) Private Limited	January 31, 2019	Gurgaon, India	100%	100%	Business development
Tuya smart (Colombia) S.A.S	July 2, 2019	Medellin, Colombia	100%	100%	Business development
Tuya GmbH	May 13, 2019	Hamburg, Germany	100%	100%	Business development
Tuya Japan Co., Ltd.	January 23, 2019	Tokyo, Japan	100%	100%	Business development
Zhejiang Tuya Smart Electronics Co., Ltd.	May 9, 2020	Hangzhou, China	100%	100%	Sales of Smart devices
Tuya Smart Australia Pty Ltd	December 19, 2020	Melbourne, Australia	100%	100%	Business development
Tuya France	February 07, 2023	Paris, France	100%	100%	Business development
Tuya UK Limited	September 28, 2022	London, United Kingdom	100%	100%	Business development

			Economic
Name of VIE	Date of incorporation	Place of incorporation	interest held		Principal activities
			December 31,
			2023	2024
Hangzhou Tuya Technology Co., Ltd.	June 16, 2014	Hangzhou, China	100%	100%	No substantial business

The VIE operated de minimis business activities and had no material impact on the Company’s financial position, results of operations or cash flows for the years ended December 31, 2022, 2023 and 2024.

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

(c)    Use of Estimates

The preparation of the Group’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, long-lived assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to impairment provision for inventories, valuation allowance for deferred tax assets, stand-alone selling prices (SSP) for each distinct performance obligation, share-based compensation, long-term investments, and the determination of allowance for current expected credit losses. Estimates are based on historical experiences and on various assumptions that the Group believes are reasonable under current circumstances. Given the changes in circumstances, facts and experience may cause the Group to revise its estimates, actual results could differ materially from those estimates.

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

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of comprehensive (loss)/income as foreign exchange related gains or loss.

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

Financial assets and liabilities of the Group mainly consist of cash and cash equivalents, time deposits, equity securities, accounts receivable, notes receivable, derivative instruments, certain other current assets, U.S. treasury securities, available-for-sale debt securities, account payables and certain accruals and other liabilities. As of December 31, 2023 and 2024, except for time deposits, equity securities and available-for-sale debt securities, the carrying values of these financial instruments approximated their fair values due to their short-term maturity. The Group reports equity securities with readily determinable fair values included in short-term investments at fair value and discloses the fair value of these investments based on level 1 measurement. The Group reports time deposits included in short-term investments and equity securities with readily determinable fair value included in long-term investments at fair value, and discloses their fair value based on level 2 measurement. The Group reports available-for-sale debt securities at fair value and discloses the fair value of these investments based on level 3 measurement.

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

		Fair value measurement at reporting date using
	Fair value	Quoted Prices in Active		Significant
	as of	Markets for Identical	Significant Other	Unobservable
	December 31,	Assets	Observable Inputs	Inputs
Description	2023	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Assets:
Short-term investments	291,023	2,265	288,758	—
Long-term investments	10,110	—	236	9,874
	301,133	2,265	288,994	9,874

		Fair value measurement at reporting date using
	Fair value	Quoted Prices in Active		Significant
	as of	Markets for Identical	Significant Other	Unobservable
	December 31,	Assets	Observable Inputs	Inputs
Description	2024	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Assets:
Short-term investments	57,525	2,117	55,408	—
Long-term investments	7,116	—	195	6,921
	64,641	2,117	55,603	6,921

The roll forward of major Level 3 investments are as follows:

US$

Fair value of Level 3 investments as of December 31, 2022	17,665
The change in fair value of the investments	(7,791)
Fair value of Level 3 investments as of December 31, 2023	9,874
Disposal	(2,706)
The change in fair value of the investments	(247)
Fair value of Level 3 investments as of December 31, 2024	6,921

Management determined the fair value of these Level 3 investments based on market approach using various unobservable inputs. The determination of the fair value required significant judgement by management with respect to the assumptions and estimates for the lack of marketability discounts, expected volatility and probability in equity allocation. The significant unobservable inputs adopted in the valuation as of December 31, 2023 and 2024 are as follows:

As of December 31,
	2023	2024
Unobservable Inputs

Expected volatility	40%-59%	40%-71%
Probability	Liquidation scenario:38%-40%	Liquidation scenario:38%-45%
	Redemption scenario:38%-40%	Redemption scenario:38%-45%
	IPO scenario:20%-25%	IPO scenario:10%-25%

(f)    Cash and Cash Equivalents

Cash and cash equivalents include cash in bank and time deposits placed with banks or other financial institutions which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

(g)    Restricted Cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash is substantially cash balance on deposit required by its business partners and commercial banks. The restricted cash balance as of December 31, 2024 was the deposit for guarantee letter, and will be released from the restriction in June 2025.

(h)    Short-term Investments

Short-term investments are comprised of i) time deposits placed with banks with original maturities longer than three months but less than one year, ii) time deposits placed with bank with original maturities longer than one year which are transferable and the Group has intention to sell within one year, iii) equity securities with readily determinable fair value which the Group has intention and ability to sell within one year, iv) equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes, recorded in the consolidated statements of comprehensive (loss)/income, and v) U.S. treasury securities with original maturities less than 12 months are accounted for at amortised cost, and interest income is recognized using the effective interest method adjusted periodically based on changes in estimated cash flows. Time deposits are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturities. These investments are stated at fair value. Changes in the fair value are reflected in financial income, net in the consolidated statements of comprehensive (loss)/income.

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

The Company’s accounts receivable, notes receivable, certain other receivables recorded in prepayments and other current assets, other non-current assets, and deposits and U.S. treasury securities are within the scope of ASC Topic 326. To estimate the allowance for current expected credit losses (“CECL”), the Company has identified the relevant risk characteristics of its customers and the related receivables which include but are not limited to geographic region and industry. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the past collection history, future forecasts and macroeconomic factors. Other key factors that influence the CECL analysis include industry-specific factors and certain qualitative adjustments that could impact the Company’s receivables. This is assessed at each period end based on the Company’s specific facts and circumstances. There have been no significant impact of changes in the assumptions since adoption.

Notes receivable are primarily bank acceptance notes. The Group accepts bank acceptance notes from customers for products sold or services performed in the ordinary course of business. Bank acceptance notes are negotiable instruments with cash settlement from commercial banks within 6 months. Upon receipt of the bank acceptance notes, the Group’s accounts receivable from the customer is derecognized. The bank acceptance notes can also be endorsed to suppliers as settlement of accounts payable. Bank acceptance notes of nil, US$670, and US$1,991 were endorsed to suppliers for the years ended December 31, 2022, 2023 and 2024, respectively. The Group sells bank acceptance notes to financial institutions without recourse in the normal course of business through factoring arrangements. These bank acceptance notes transferred without recourse were US$4,620, nil and nil for the years ended December 31, 2022, 2023 and 2024 respectively, and were derecognized.

(j)    Inventories, net

Inventories are comprised of finished goods, work in process, raw materials and low value consumables and spare parts. Inventories are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete inventories, which is dependent upon factors such as historical and forecasted customer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased.

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

For operating leases with a term of one year or less, the Group has elected not to recognize a lease liability or operating lease right-of-use asset on its consolidated balance sheets. Instead, it recognizes the lease payment as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of comprehensive (loss)/income. The Group has operating lease agreements with insignificant non-lease components and have elected the practical expedient to combine and account for lease and non-lease components as single lease component.

(l)    Internal-Use Software Development Costs

The Group recognizes its internal-use software development costs related to its AI cloud platform functions, including related website, software and mobile applications in accordance with ASC 350-50 ”Website development costs” and ASC 350-40 ”Internal-use software”. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred. Cost capitalized for developing AI cloud platform functions were not material for the periods presented.

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

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and improvements that extend the useful lives of property, equipment and software are capitalized as additions to the related assets. The Group recognized the gain or loss on the disposal of property, equipment and software in the consolidated statements of comprehensive (loss)/income.

Construction in progress represents assets under construction. Construction in progress is transferred to property, equipment and software and depreciation or amortization commences when an asset is ready for its intended use.

(n)    Land use rights, net

Land use right represents acquisition costs to purchase land use right from the PRC government, which is evidenced by property certificate. The period of the purchased land use right is 50 years . The Company classifies land use right as long-term assets on the balance sheet and cash outflows related to acquisition of land use right as investing activities.

Land use right is carried at cost less accumulated amortization and impairment losses, if any. Amortization is computed using the straight-line method over the term specified in the land use right certificate for 50 years.

(o)    Long-term Investments

Long-term investments represent the Group’s equity security investments, debt security investments and time deposits in the periods presented: i) equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes, recorded in the consolidated statements of comprehensive (loss)/income; ii) equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded in financial income, net in the consolidated statements of comprehensive (loss)/income; iii) debt security investments that have readily determinable fair value, are accounted for as available-for-sale security investments and are recognized based on trade date and carried at estimated fair value with the aggregate unrealized gains and losses related to these investments, net of taxes, reported through other comprehensive income in the consolidated statements of comprehensive (loss)/income; iv) time deposits placed with bank with original maturities longer than one year which are not transferable and accounted for at amortised cost; and v) U.S. treasury securities with original maturities of two to three years are accounted for at amortised cost, and interest income is recognized using the effective interest method adjusted periodically based on changes in estimated cash flows.

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

(p)    Impairment of Long-lived Assets

For other long-lived assets including property, equipment and software and other non-current assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment charges were recognized for the years ended December 31, 2022, 2023 and 2024.

(q)    Value Added Taxes

The Group’s subsidiaries and the VIE in the PRC are subject to value-added taxes (“VAT”) on its products and services, less any deductible VAT the Group has already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law. VAT is not included in the revenue recognized for the Group.

The Company’s two subsidiaries, Hangzhou Tuya Information Technology Co., Ltd. and Zhejiang Tuya Smart Electronics Co., Ltd. obtained their software copy certificate in July and December 2020, respectively, and are eligible for the VAT refund-upon-collection policy, which entitles Hangzhou Tuya Information Technology Co., Ltd. and Zhejiang Tuya Smart Electronics Co., Ltd. to receive relevant refunds for the amount of VAT in excess of 3% of its actual tax burden upon completion of relevant the VAT refund filling process. The VAT refund received is recorded in other operating incomes, net in the consolidated statements of comprehensive (loss)/income. For the years ended December 31, 2022, 2023 and 2024, VAT refunds received by the Company was US$6,211, US$7,037 and US$8,939, respectively.

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

Revenue is recorded net of value-added tax.

The Group’s revenue was disaggregated by its major revenue streams in the years presented as follows:

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
IoT PaaS	152,914	167,694	217,069
Smart solution	25,446	26,517	41,965
SaaS and others	29,812	35,779	39,583
Total revenue	208,172	229,990	298,617

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

The Group launched a membership program in the fourth quarter of 2020 (the “2020 Membership Program”). In the 2020 Membership Program, customers pay a non-refundable fixed fee in exchange for member-exclusive IoT PaaS discounts within the membership period of typically 12 months. The Group records the upfront fixed membership fee as a deferred revenue and recognizes revenue on a straight-line basis typically over the 12-month membership period in which customers entitle to the membership.

The Group launched a new membership program in the first quarter of 2023 (“2023 Membership Program”). In the 2023 Membership Program, the customers are offered to choose either i) pay an upfront fixed fee in exchange for price discount in future purchases (the “Deposit scheme”), or ii) enjoy sales rebates based upon purchase achieved without paying any upfront fees (the “Rebate scheme”) with the membership period of typically 12 months. Under the Deposit scheme, the upfront fee are refundable only if the volume requirements are met when the membership period ends. Considering past experience and current forecast, the Group does not expect being able to keep any of the membership fees and such fees are recorded as a refund liability. Under the Rebate scheme sales rebates are estimated based on the past experience and current forecasts and recognized as the customers make progress towards the purchase threshold. The sales rebates are accounted for as reduction of net sales.

II. Revenue from smart solution

In certain circumstances, the Group offers select brands, primarily customers who prefer not to deal with multiple OEMs, an option to purchase directly from the Group finished smart devices where IoT PaaS is deployed. After the brands place purchase orders directly with the Group, the Group then sources the appropriate smart devices from OEMs based on the type of devices, hardware specifications and other metrics. The Group determines that there are two distinct performance obligations for its smart solution including the (1) smart devices embedded with IoT PaaS; and (2) cloud-based connectivity and basic IoT services. The transaction price allocation and revenue recognition are the same as the revenue from IoT PaaS.

The Group presents the revenue generated from its smart solution on a gross basis as the Group has control of the smart devices before they are transferred to the brand customers. In making this determination, the Group concludes it meets the principles of control and that it is the primary obligor to the brand customers, are subject to inventory risk and have latitude in establishing prices.

III. Revenue from SaaS and others

SaaS and other revenue mainly include industry SaaS, customized software development and configuration, and other value added services (“VAS”) to both business customers and the end customers.

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

VAS primarily includes complementary services that are provided to brands and OEMs such as app launch, data analytics and others. Such arrangements with the customers are short term and the performance obligations are satisfied at one point of time. VAS also include cloud-based services for the end customers such as cloud storage, push messaging, object detection and digital content.

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

As of December 31, 2023 and 2024, the aggregate amount of transaction price allocated to the remaining performance obligations was US$7,308 and US$7,902, respectively, of which US$6,802 and US$7,525 were recorded in current deferred revenue while US$506 and US$377 were recorded in non-current deferred revenue, respectively.

The Group’s contract liability, including both deferred revenue and advances from customers, is US$39,084 and as US$39,248 of December 31, 2023 and 2024, respectively.

The Group applies the practical expedient to omit disclosure of information about the transaction price allocated to remaining performance obligations and when revenue will be recognized, for contracts which have a duration of one year or less. The remaining amounts recorded in non-current deferred revenue of US$506 and US$377 as of December 31, 2023 and 2024, respectively, would likely be recognized within 18 to 36 months.

The Group provides warranty for IoT PaaS and smart solution generally for one year. The Group accrues a warranty reserve for all IoT PaaS and smart solution, which reflects the Group’s best estimate of the projected costs to repair or replace items under warranty period. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Group’s history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve when the Group accumulates more actual data and experience in the future. The warranty reserve expected to be incurred is included within accruals and other liabilities in the consolidated balance sheets.

(s)    Advances from Customers

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

(v)    Sales and Marketing Expenses

Sales and marketing expenses consist primarily of payroll cost including share-based compensation expenses for sales and marketing personnel, promotion and marketing expenses, rental expenses and depreciation and other expenses in associated with sales and marketing functions. Advertising expenses consist primarily of costs for the promotion of the Group’s corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2022, 2023 and 2024, advertising and marketing costs totalled US$5,355, US$4,867 and US$4,679, respectively.

(w)    General and Administrative Expenses

General and administrative expenses consist primarily of payroll cost including share-based compensation expenses for corporate personnel, general office expenses, rental expenses and depreciation and other expenses in associated with general and administrative functions.

(x)    Government Grants

Government grants are recognized as other operating incomes, net, or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of comprehensive (loss)/income upon receipts as all conditions attached to the grants are fulfilled. Government grants included as other operating incomes, net in the consolidated statements of comprehensive (loss)/income amounted to US$10,350, US$10,975 and US$11,527 for the years ended December 31, 2022, 2023 and 2024, respectively.

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

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the consolidated statements of comprehensive (loss)/income amounted to US$44,505, US$27,296 and US$23,630 for the years ended December 31, 2022, 2023 and 2024, respectively.

(z)    Income Taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive (loss)/income in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

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

The Group’s tax positions are subject to income tax audits by multiple tax jurisdictions throughout the world. The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the-more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. For the years ended December 31, 2022, 2023 and 2024, there were no uncertain tax position liabilities.

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

(ab)  Treasury stocks

Treasury stocks are accounted for using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury stocks account on the consolidated balance sheets. When the Company reissues treasury stock at an amount greater or less than it paid to repurchase the shares, the realized gain or loss is recognized in the consolidated statements of changes in shareholders’ equity.

(ac)  (Loss)/profit per Share

Basic (loss)/profit per share is computed by dividing net (loss)/profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, the net (loss)/profit is allocated between ordinary shares and other participating securities based on their participating rights. Net (loss)/profit is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the loss.

Diluted (loss)/profit per share is calculated by dividing net (loss)/profit attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted (loss)/profit per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s ordinary shares issuable upon the conversion of the share-based awards, using the treasury stock method.

(ad) Comprehensive (Loss)/Income

Comprehensive (loss)/income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive (loss)/income for the periods presented includes net (loss)/profit and foreign currency translation adjustments.

(ae)  Segment Reporting

An operating segment is a component (a) that engages in business activities from which it may earn revenues and incur expenses, (b) whose operating results are regularly reviewed by the chief operating decision maker, the Chief Executive Officer, to make decisions about resources to be allocated to the segment and to assess its performance, and (c) for which discrete financial information is available. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who utilizes consolidated results including revenue, gross profit and operating profit at a consolidated level only to make decisions on resources allocation, assesses performance. The Group do not evaluate the operating segments using discrete asset information. The Group does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. As the Group’s long-lived assets are substantially located in the PRC and substantially all the Group’s revenue are derived from within the PRC, no geographical segments are presented. Hence, the Group has only one operating segment and one reportable segment.

The following table present our segment results for the years ended December 31, 2022, 2023 and 2024:

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Revenue	208,172	229,990	298,617
Cost of revenue	(118,749)	(123,335)	(157,187)

Segment gross profit	89,423	106,655	141,430

Research and development expenses	(144,942)	(102,277)	(95,049)
Selling, general and administrative expenses	(123,175)	(121,103)	(105,335)
Other operating incomes, net	10,508	10,901	11,334

Segment loss from operations	(168,186)	(105,824)	(47,620)

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

For additional information, see Note (ae) above.

New and Amended Standards not yet Adopted by the Group

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires that all public entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) disclose the year-to-date amount of income taxes paid. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of income statement expenses, which requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The new standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

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

No individual customer accounted for more than 10% of accounts receivable as of December 31, 2023 and 2024.

(b)    Concentration of Customers and Suppliers

There are no customers from whom revenues individually represent greater than 10% of the total revenues of the Group in any of the periods presented.

Suppliers contributed more than 10% of total purchases are as below:

	Year ended December 31,
	2022	2023	2024
Supplier A	15%	*	*
Supplier B	*	11%	11%

4.    Short-term Investments

	As of December 31,
	2023	2024
	US$	US$
U.S. Treasury Securities	—	136,511
Time deposits	288,758	55,408
Equity securities with readily determinable fair value (1)	2,265	2,117
Equity securities accounted for under alternative measurement	—	500
Total short-term investments	291,023	194,536
(1)	Starting from July 2021, the Group, from time to time, invested in ordinary shares of a listed company and disposed of portion of the investments. For the years ended December 31, 2022, 2023 and 2024, the Group recorded fair value losses on short-term equity investment of US$2,056, gains of US$54 and losses of US$116, respectively, in financial income, net in the consolidated statements of comprehensive (loss)/income. This investment is classified as equity securities with readily determinable fair values.

5.    Accounts Receivable, net

	As of December 31,
	2023	2024
	US$	US$
Accounts receivable, gross	12,581	12,048
Less: allowance for credit losses	(3,367)	(4,456)
Total accounts receivable, net	9,214	7,592

The Group recorded the allowance for doubtful accounts of US$288 for the year ended December 31, 2022.

The Group recorded the allowance for credit losses of US$1,530 and write off the allowance for credit losses of US$304 under ASU 2016-13 Financial instruments – credit losses for the year ended December 31, 2023.

The Group recorded the allowance for credit losses of US$1,138 under ASU 2016-13 Financial instruments – credit losses for the year ended December 31,2024.

6.    Inventories, net

	As of December 31,
	2023	2024
	US$	US$

Raw materials	30,620	18,665
Work in process	3,222	3,535
Finished goods	5,177	6,580
Low value consumables and spare parts	144	244
Inventories, gross	39,163	29,024
Less: inventory write-downs	(6,298)	(5,184)
Total inventories, net	32,865	23,840

As a result of the net impact of current year provision and sales or uses of inventories with reserve, the inventory write-downs net increased by US$4,067 for the year ended December 31, 2022, and the inventory write-downs net decreased by US$13 and US$1,031 for the years ended December 31, 2023 and 2024, respectively.

7.    Prepayments and Other Assets, net

The current and non-current portions of prepayments and other assets consist of the following:

	As of December 31,
	2023	2024
	US$	US$
Advance to suppliers	5,587	7,251
VAT recoverable (1)	1,275	4,125
Loans receivable	—	1,500
Interest receivable	1,927	1,103
Receivables from third party payment platforms	597	939
Rental deposits	532	334
Prepayment for share repurchase	315	—
Others	854	962
Less: allowance for credit losses	(34)	(35)
Total prepayments and other current assets, net	11,053	16,179

Rental deposits	889	687
Less: allowance for credit losses	(12)	(9)
Total other non-current assets, net	877	678
(1)	VAT recoverable represented the balances that the Group can utilize to deduct its VAT liabilities within the next 12 months.

8.    Property, Equipment and Software, net

Property, equipment and software consist of the following:

	As of December 31,
	2023	2024
	US$	US$
Cost:
Leasehold improvements	3,568	3,641
Computers and electronic equipment	7,273	7,830
Office equipment	307	399
Software	834	998
Construction in progress	—	4,185
Total cost	11,982	17,053
Less: Accumulated depreciation and amortization	(9,393)	(10,434)
Total property, equipment and software, net	2,589	6,619

Depreciation expense was US$3,443, US$2,449, and US$1,596 for the years ended December 31, 2022, 2023 and 2024, respectively.

9.    Long-term Investment

	As of December 31,
	2023	2024
	US$	US$
Time deposit	186,751	151,185
U.S. treasury securities (1)	10,140	20,275
Investments in available-for-sale debt securities (2)	9,874	6,921
Investments in equity securities accounted for under alternative measurement (3)	488	1,516
Investment in an equity security with readily determinable fair values	236	195
Total long-term investments	207,489	180,092
(1)

The Group invested in U.S. treasury securities with original maturities of two or three years and accounted for as held-to-maturity investments measured at amortized cost. The allowance of credit losses for these securities was immaterial. The carrying amount of U.S. treasury securities approximates their fair value due to the fact that the related effective interest rates approximate rates currently offered by financial institutions for similar debt instruments with comparable maturity term.

(2)	As of December 31, 2023 and 2024, the balance represents the Group’s shareholding interests of several privately held companies.

As the Group has the right to request each investee to redeem the Group’s investments at the Group’s investment cost plus interest if the investee fails to meet certain predetermined conditions, the redeemable shares of the investees purchased by the Group were classified as an available-for-sale debt investments and were measured at their respective fair values. For the years ended December 31, 2022, 2023 and 2024, the fair value changes of the Group’s investments in these privately held companies were other comprehensive loss of US$9,493 and US$7,791 and other comprehensive income of US$14, respectively.

For two of the aforementioned investment, the Group recorded an impairment loss of US$15,537 in general and administrative expenses on the consolidated statements of comprehensive loss, and transferred out the related investments’ historical fair value change reflected in accumulated other comprehensive income accordingly, as a result of the Group’s impairment assessment on this investment as of December 31, 2023.

For the other one of the aforementioned investments, during the year 2024, the Group redeemed a portion of its investment and recorded a gain of US$451 in financial income on the consolidated statements of comprehensive income. The related historical fair value change of this investment, included in accumulated other comprehensive income was transferred out accordingly.

(3)For investments in equity securities accounted for under alternative measurement represent investments in one privately held company and one limited partnership fund. For these investments which the Group cannot exercise significant influence and does not have a readily determinable fair value, the Group has elected to apply the measurement alternative and recorded these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASC topic 321.

10.  Operating Leases

The Company has operating leases primarily for office and operation space. The Company’s operating lease arrangements have remaining terms of one year to five years with no variable lease costs.

Operating lease costs were US$6,626, US$4,530 and US$3,845 for the years ended December 31, 2022, 2023 and 2024, respectively. The components of lease expenses were as follows:

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Lease cost:
Amortization of right-of-use assets	4,766	4,100	3,469
Interest of lease liabilities	692	354	295
Expenses for short-term lease within 12 months	1,168	76	81
Total lease cost	6,626	4,530	3,845

Supplemental cash flow information related to leases were as follows:

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Cash paid for amounts included in the measurement of lease liabilities	5,554	4,134	3,820
Right-of-use assets obtained in exchange for operating lease liabilities	884	2,727	1,069

Supplemental consolidated balance sheet information related to leases were as follows:

	As of December 31,
	2023	2024
	US$	US$
Right-of-use assets	7,647	4,550
Operating lease liabilities-current	3,883	3,798
Operating lease liabilities-non-current	3,904	851
Total lease liabilities	7,787	4,649
Weighted-average remaining lease term
Operating leases	2.12 years	1.80 years
Weighted-average discount rate
Operating lease	4.75% per annum	4.75% per annum

Maturities of lease liabilities were as follows:

	As of December 31,
	2023	2024
	US$	US$
2024	4,237	—
2025	3,880	3,933
2026	124	367
2027	5	246
2028	—	203
2029	—	97
Total undiscounted lease payments	8,246	4,846
Less: imputed interest	(459)	(197)
Total lease liabilities	7,787	4,649

11.  Accruals and Other Liabilities

The current and non-current portions of accruals and other liabilities consist of the following:

	As of December 31,
	2023	2024
	US$	US$
Salary and welfare payable	13,796	12,941
Cloud infrastructure and IT related services fee payables	4,214	5,901
Payment from depositary bank, current (1)	3,113	3,067
Membership fee to be refunded (2)	1,857	2,927
Professional service fee payables	2,203	2,072
Sales return allowances	1,223	1,254
Tax payables	2,479	1,221
Advertising and promotion fee payables	975	835
Product warranty	200	251
Deposit payable	1,412	—
Others	1,335	1,788
Total accruals and other current liabilities	32,807	32,257

Other non-current liabilities
Payment from depositary bank, non-current (1)	3,891	767
Total accruals and other liabilities	36,698	33,024
(1)	The Company received reimbursement payment of US$13,053 and US$1,926 from a depositary bank in April 2021 and June 2022,respectively. The amount was recorded ratably as other non-operating income over a five-year and 46 months arrangement period, respectively. For the years ended December 31, 2022, 2023 and 2024, the Company recorded US$2,904, US$3,113 and US$2,994 in other non-operating incomes, net in the consolidated statements of comprehensive (loss)/income, respectively. In addition to above reimbursement, the Company received an additional reimbursement payment of US$1,186 from depository bank for the transaction costs incurred and the amount was recorded in other non-operating incomes, net for the year ended December 31, 2024.
(2)	Membership fee to be refunded presents the balances of refundable membership fee collected by the Group from its customers under the 2023 Membership Program (Note 2(r)).

12.  Deferred Revenue

	As of December 31,
	2023	2024
	US$	US$
Deferred Revenue
-Cloud-based connectivity and basic IoT services (1)	1,122	1,277
-Membership (2)	—	—
-SaaS (3)	6,186	6,625
Total deferred revenue	7,308	7,902
(1)	Deferred cloud-based connectivity and basic IoT services related revenue

Deferred cloud-based connectivity and basic IoT services related revenue represents the Group’s provision of cloud-based connectivity obligation and basic IoT services to customers.

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Beginning balances	2,669	1,375	1,122
Deferral of revenue	872	984	1,123
Recognition of deferred revenue	(2,166)	(1,237)	(968)
Ending balances	1,375	1,122	1,277
(2)Deferred Revenue-Membership

Deferred Revenue-Membership represents the Group’s remaining performance obligation performed over the period of time under its 2020 Membership Program (Note 2(r)).

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Beginning balances	3,473	672	—
Deferral of revenue	2,442	179	—
Recognition of deferred revenue	(5,243)	(851)	—
Ending balances	672	—	—
(3)	Deferred Revenue-SaaS

Deferred Revenue-SaaS mainly represents the Group’s remaining performance obligation in providing industry SaaS services over the period of time (Note 2(r)).

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Beginning balances	3,971	5,168	6,186
Deferral of revenue	11,779	19,402	24,498
Recognition of deferred revenue	(10,582)	(18,384)	(24,059)
Ending balances	5,168	6,186	6,625

13.  Financial Income, net

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Interest income and investment income, net (1)	20,731	45,052	50,424
Fair value change of short-term investments	(2,056)	54	(116)
Fair value change of long-term investments	(129)	(130)	(41)
Gain on disposal of long-term investment	—	—	451
Total financial income, net	18,546	44,976	50,718
(1)

Interest income and investment income, net included interest income and investment income of US$22,898, US$49,744 and US$50,424, as well as investment loss from forward exchange contracts of US$2,167, US$4,692 and nil, for the years ended December 31, 2022, 2023 and 2024, respectively.

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

On August 30, 2021, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$200 million of ADSs each representing one Class A ordinary shares during a twelve - month period ended on August 30, 2022. On November 9, 2022, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$50 million of ADSs each representing one Class A ordinary shares. On June 20, 2023, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$50 million of ADSs each representing one Class A ordinary shares (The above mentioned share repurchase programs are collectively referred as the “Share Repurchase Program”). The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. In the year ended December 31, 2023, the Company repurchased total 1,200,794 ADSs representing 1,200,794 ordinary shares under the Share Repurchase Program at a weighted average price of US$1.70 per ADS. As of December 31, 2023, the remaining authorized amount under the Share Repurchase Program is US$49 million. In the year ended December 31, 2024, the Company repurchased total 223,773 ADSs representing 223,773 ordinary shares under the Share Repurchase Program at a weighted average price of US$1.72 per ADS. As of December 31, 2024, the remaining authorized amount under the Share Repurchase Program is US$49 million.

On March 28, 2023 and December 15, 2023, 2,753,167 and 1,200,794 treasury stocks were cancelled respectively, to comply with the listing rules of the Hong Kong Stock Exchange.

As of December 31, 2023 and 2024, the Company’s authorized share capital of US$50 was divided into 1,000,000,000 ordinary shares, among which 800,000,000 authorized Class A ordinary shares and 200,000,000 authorized Class B ordinary shares.

As of December 31, 2023, the Company had in aggregate of 504,387,299 Class A ordinary shares issued and 487,591,968 Class A ordinary shares outstanding, at a par value of US$0.00005. As of December 31, 2023, the Company had in aggregate of 70,205,300 Class B ordinary shares issued and outstanding, at a par value of US$0.00005.

As of December 31, 2024, the Company had in aggregate of 504,387,299 Class A ordinary shares issued and 495,601,588 Class A ordinary shares outstanding, at a par value of US$0.00005. As of December 31, 2024, the Company had in aggregate of 70,205,300 Class B ordinary shares issued and outstanding, at a par value of US$0.00005.

The activities of the Group’s Class A ordinary shares and Class B ordinary shares the years ended December 31, 2023 and 2024 are summarized as below:

					Total of Class A ordinary
					shares and Class B ordinary
	Class A ordinary shares		Class B ordinary shares		shares
	(US$0.00005 par value)		(US$0.00005 par value)		(US$0.00005 par value)
	Number of		Number of		Number of
	shares issued	Amount	shares issued	Amount	shares issued	Amount
		US$		US$		US$
Balance as of December 31, 2022	499,146,560	25	79,400,000	4	578,546,560	29
Cancellation of Treasury	(3,953,961)	—	—	—	(3,953,961)	—
Conversion of Class B ordinary shares to Class A ordinary shares	9,194,700	—	(9,194,700)	—	—	—
Balance as of December 31, 2023	504,387,299	25	70,205,300	4	574,592,599	29
Cancellation of Treasury	—	—	—	—	—	—
Conversion of Class B ordinary shares to Class A ordinary shares	—	—	—	—	—	—
Balance as of December 31, 2024	504,387,299	25	70,205,300	4	574,592,599	29

15.  Share-based Compensation

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

Since adoption of the 2015 Plan, the Company granted options to its global employees, director and external consultants. All options granted have a contractual term of ten years from the grant date, and the vest over a period of four years of continuous service, 50% of the shares subject to the option shall vest on the second anniversary of the vesting commencement date, and the remaining of the shares subject to the option shall vest in equal annual instalments over the following two years thereafter on the same day of the month as the vesting commencement date (and if there is no corresponding day, on the last day of the month), subject to the grantee continuing to be a service provider through each such date. The share options granted to PRC employee grantee shall become fully vested under the same service conditions and vesting schedule and, to the extent permissible under applicable law, exercisable upon the occurrence of a Change in Control (as defined in the 2015 Plan).

The Company accounted for the share-based compensation costs on a straight-line bases over the requisite service period for the award based on the fair value on their respectively grant date.

In January 2021, the Company entered into agreements with certain optionees under the 2015 Plan to amend the exercise price of certain outstanding share options held by these optionees located outside of the U.S. to purchase ordinary shares of the Company. As a result of this share option repricing, the Company recorded incremental share-based compensation expense of US$1,646, US$728 and US$147 in its consolidated financial statements for the year ended December 31, 2022, 2023 and 2024.

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

The Company granted 2,765,000, nil, and nil new share options with four - year requisite service period to its employees and nonemployees for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, 51,672,005 and 46,274,612 options were outstanding under the 2015 plan.

Staring from June 2021, the Company granted RSUs under the 2015 Plan. The Company granted 10,205,500 RSUs, 1,181,000 RSUs and 250,000 RSUs with three-to-four-year requisite service period to its employees and nonemployees for year ended December 31, 2022, 2023 and 2024. As of December 31, 2023 and 2024, 9,323,125 RSUs and 5,810,000 RSUs were outstanding under the 2015 Plan.

On June 20, 2024, the Company terminated the 2015 Plan and adopted the 2024 Global Share Incentive Plan (the “2024 Share Scheme”) in accordance with the resolution approved at the Annual General Meeting. Under the 2024 Share Scheme, the Company is allowed to grant share-based awards of the Group to its eligible person and service provider, whom the board considers having contributed or will contribute to the Company. The maximum number of shares of the Company available for issuance pursuant to all awards under the 2024 Share Scheme shall not exceed 57,459,259. All options granted have a contractual term of ten years from the grant date and the vesting period shall generally not be less than 12 months. As of December 31, 2024, 160,000 RSUs were outstanding under the 2024 Share Scheme.

On August 26, 2024, the board of directors of the Company approved that for all outstanding options, including those are granted but not vested, and those vested but not exercised under the 2015 Plan to the grantees, the exercise price was changed to US$0.00005 per share, effective on September 12, 2024 (the “Share Option Repricing”). As a result of the Share Option Repricing, the Company recorded incremental share-based compensation expenses of US$9.7 million in its consolidated financial statements for the year ended December 31, 2024 and estimated approximately US$0.3 million to be amortized over the remaining requisite service period for the optionees till year ended December 31, 2026.

Share Options

The following table sets forth the share options activity for the years ended December 31, 2022, 2023 and 2024:

		Weighted	Weighted	Weighted
		average	average	average
		exercise	grant date	remaining	Aggregate
	Number of	price per	fair value per	contractual	intrinsic
	shares	share	share	term	value
					US$
Outstanding as of December 31, 2021	59,961,539	0.17	4.40	6.95	364,287
Granted	2,765,000	0.20	3.27
Exercised	(4,502,326)	0.20	2.09
Forfeited	(1,950,000)	0.47	7.69
Outstanding as of December 31, 2022	56,274,213	0.16	4.42	6.04	98,287
Granted	—	—	—
Exercised	(3,770,958)	0.31	3.54
Forfeited	(831,250)	0.36	7.16
Outstanding as of December 31, 2023	51,672,005	0.15	4.44	4.95	105,285
Granted	—	—	—
Exercised	(5,279,893)	0.01	4.85
Forfeited	(117,500)	0.14	6.45
Outstanding as of December 31, 2024	46,274,612	0.00	4.39	3.87	70,995

The aggregate intrinsic value as of December 31, 2022, 2023, 2024 are US$107,484, US$118,846 and US$82,832, respectively.

The Group uses the Binominal option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s options grants and repricing were as follow:

	As of December 31,
	2022	2023	2024
Exercise price (US Dollar)	0.2	N/A	0.00005
Exercise multiple	2.2~2.8	N/A	2.2~2.8
Risk-free interest rate	1.92%~3.22%	N/A	3.47%~4.74%
Expected term (in years)	10	N/A	10
Expected dividend yield	—	N/A	—
Expected volatility	55.68%~55.78%	N/A	48.67%~90.35%
Expected forfeiture rate (post-vesting)	5.83%~7.70%	N/A	0.00%~50.00%
Fair value of the underlying shares on the date of options grants (US Dollar)	2.24~5.46	N/A	1.32
Fair value of share option (US Dollar)	2.05~5.27	N/A	1.32

As of December 31, 2023 and 2024, there were US$65,970 and US$16,364 of unrecognized share-based compensation expenses related to share options granted by the Company, which were expected to be recognized over a weighted-average vesting period of 0.56 years and 0.15 year, respectively.

Restricted Share Units:

The following table sets forth the service based RSUs activity for the year ended December 31, 2022, 2023 and 2024:

		Weighted average grant
	Number of shares	date fair value per share
Outstanding as of December 31, 2021	3,050,000	8.80
Granted	10,205,500	2.58
Vested	(346,000)	6.68
Forfeited	(1,270,750)	7.80
Outstanding as of December 31, 2022	11,638,750	3.51
Granted	1,181,000	1.79
Vested	(2,276,875)	4.76
Forfeited	(1,219,750)	4.34
Outstanding as of December 31, 2023	9,323,125	2.88
Granted	250,000	1.64
Vested	(2,953,500)	3.15
Forfeited	(649,625)	3.44
Outstanding as of December 31, 2024	5,970,000	2.64

As of December 31, 2023 and 2024, there were US$20,695 and US$9,931 of unrecognized share-based compensation expenses related to RSUs granted by the Company, which were expected to be recognized over a weighted-average vesting period of 2.61 years and 1.75 years, respectively. The fair value of the RSUs are measured at market price of the Company at the grant date and are held under employee share scheme until such time as they are vested.

16.  Income Taxes

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

PRC

PRC Enterprise Income Tax (“EIT”)

On March 16, 2007, the National People’s Congress of PRC enacted the Enterprise Income Tax Law (the “new EIT Law”), under which foreign invested enterprises (“FIEs”) and domestic companies would be subject to enterprise income tax (“EIT “) at a uniform rate of 25%. The new EIT law became effective on January 1, 2008. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires.

The WFOE (Hangzhou Tuya Information Technology Co., Ltd.) obtained its HNTE certificate with a valid period of three years in November 2018, and renewed in December 2024 with a valid period of three years. Therefore, the WFOE is eligible to enjoy a preferential tax rate of 15% from the years ended December 31, 2018 to 2026, to the extent it has taxable income under the EIT Law, and as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority.

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

As of December 31, 2023 and 2024, the Company did not record any withholding tax on the retained earnings of its subsidiaries in the PRC as the Group does not have retained earnings for any of the years presented.

United States

The Company’s subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its statutory financial statements adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21% and the California corporate franchise tax rate is 8.84% or minimum of $0.8, whatever is larger in 2022, 2023 and 2024.

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

Composition of income tax expense

The components of (loss)/profit before tax are as follow:

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
(Loss)/profit before tax
Loss from PRC entities	(143,951)	(71,249)	(20,596)
(Loss)/profit from overseas entities	(344)	14,183	27,738
Total (loss)/profit before tax	(144,295)	(57,066)	7,142

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Current income tax expense	1,880	3,249	2,145
Deferred income tax	—	—	—
Total income tax expense	1,880	3,249	2,145

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Group:

	Year Ended December 31,
	2022	2023	2024
PRC Statutory income tax rate	25.0%	25.0%	25.0%
Effect of tax rates in different tax jurisdiction	(0.3)%	(2.5)%	(35.1)%
Effect of preferential tax rate for qualified HNTE entities (1)	(6.0)%	(5.4)%	(8.6)%
Additional deduction for research and development expenditures	8.5%	17.7%	(125.1)%
Share-based compensation	(10.5)%	(19.7)%	141.2%
Permanent book-tax differences	(1.4)%	1.6%	(11.6)%
Change in valuation allowance (2)	(16.6)%	(22.4)%	44.3%
Effective tax rates	(1.3)%	(5.7)%	30.0%
(1)	The effect of the preferential income tax rate that the WFOE is entitled to enjoy as a qualified HNTE is 15%.
(2)	Valuation allowance for the years ended December 31, 2022, 2023 and 2024 are related to the deferred tax assets of certain group entities which reported losses. The Group believes that it is more likely than not that the deferred tax assets of these entities will not be utilized. Therefore, valuation allowance has been provided.

Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2022	2023	2024
	US$	US$	US$
Deferred tax assets
Net accumulated losses-carry forward	106,146	117,409	118,755
Credit-related impairment of long-term investments	—	1,421	1,472
Inventory write-downs	691	531	845
Receivables allowances	42	279	795
Other deductible temporary difference	88	106	1,046
Less: valuation allowance	(106,967)	(119,746)	(122,913)
Total deferred tax assets	—	—	—

As of December 31, 2024, the Group had tax losses carry forwards of approximately US$576,439, which mainly arose from its subsidiaries established in the PRC. These tax losses carry forwards from PRC entities will expire during the period from 2025 to 2034 as follows:

As of December 31, 2024	US$
2025	58,351
2026	104,894
2027	47,947
2028	62,484
2029	87,855
2030	37,178
2031	34,198
2032	97,163
2033	43,371
2034	2,998
Total tax losses carry forwards	576,439

Movement of valuation allowance

	As of December 31,
	2022	2023	2024
	US$	US$	US$
Balance at beginning of the year	82,964	106,967	119,746
Changes of valuation allowance(1)	24,003	12,779	3,167
Balance at end of the year	106,967	119,746	122,913
(1)	Valuation allowances have been provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s entities’ operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. As of December 31, 2023 and 2024, full valuation allowances on deferred tax assets were provided because it was more likely than not that the Group will not be able to utilize tax loss carry forwards and other temporary tax difference generated by its unprofitable subsidiaries and the VIE.

17.  Basic and Diluted Net (Loss)/profit per Share

Basic and diluted (loss)/profit per share have been calculated in accordance with ASC 260 on computation of (loss)/profit per share for each of the year ended December 31, 2022, 2023 and 2024 are calculated as follows:

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Basic and diluted net (loss)/profit per share calculation
Numerator:
Net (loss)/profit attributable to Tuya Inc.’s ordinary shareholders, basic and diluted	(146,175)	(60,315)	4,997
Denominator:
Weighted-average ordinary shares outstanding-basic	553,527,529	555,466,061	573,782,783
Effective of diluted securities
Share option and RSU	—	—	17,224,018
Weighted-average ordinary shares outstanding-diluted	—	—	591,006,801
Net (loss)/profit per share attributable to ordinary shareholders:
Basic	(0.26)	(0.11)	0.01
Diluted	(0.26)	(0.11)	0.01

For the years ended December 31, 2022, 2023 and 2024, the Company had ordinary equivalent shares, including share options and RSUs granted (Note 15). As the Group incurred a loss for the years ended December 31, 2022 and 2023, these ordinary equivalent shares were determined to be anti-dilutive and excluded from the calculation of diluted loss per share of the Company.

18.  Commitments and Contingencies

(a) Capital and other commitments

Capital expenditures contracted for at the balance sheet dates but not recognized in the Group’s consolidated financial statements are as follows:

	As of December 31,
	2023	2024
	US$	US$
Property, plant and equipment	—	2,614

(b) Operating lease commitment

The Group had outstanding commitments on several non-cancellable operating lease agreements. Operating lease commitment within one year or less lease term, for which the Group elected not recognize any lease liability or right-of-use asset, therefore not yet reflected in the consolidated financial statements as of December 31, 2023 and 2024 were US$19 and US$26, respectively.

(c) Services purchase commitment

As of December 31, 2024, the Group’s services purchase commitments were as follows:

	Total	Less Than 1 year	1-3 years	3-5 years
	US$	US$	US$	US$
Purchase obligations(i)	6,705	3,580	3,125	—
(i)

Purchase obligations represent US$15,667 and US$6,705 of remaining non-cancellable contractual commitments as of December 31, 2023 and 2024, respectively, related to one of the Group’s third-party cloud infrastructure agreements, under which the Group committed to spend an aggregate of at least US$37,500 between June 1, 2021 and May 31, 2026 with minimum purchase commitment. The Group had made payments totalling US$27,023 and US$36,735 under this agreement as of December 31, 2023 and 2024, respectively.

(d) Contingencies

On August 9, 2022, the Company and certain of its current and former officers and directors were named as defendants in a putative securities class action filed in the United States District Court for the Southern District of New York, alleging that certain material misstatements and/or omissions were made in the Company’s March 2021 U.S. IPO registration statement. The Company filed a motion to dismiss the action in May 2023. On March 5, 2024 (U.S. Eastern Time), the court entered an order granting the Company’s motion to dismiss in part and denying it in part. On April 25, 2024, the Company further filed a motion for judgment on the pleadings pursuant to Rule 12(c), seeking to dismiss the remaining claims based on the parties' pleadings. On March 7, 2025, the court granted the Company’s motion for judgment on the pleadings, concluding that the plaintiffs failed to identify any false or misleading statements in the Company’s registration statement. The Court granted leave for the plaintiffs to amend their complaint by March 28, 2025. The plaintiffs did not serve an amended complaint prior to that deadline. On March 31, 2025, the Court entered judgment in favor of the Company and all other defendants, dismissing all claims asserted in the action with prejudice. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liability in this regard for the above action as of December 31, 2024.

Other than as mentioned above, as of December 31, 2023 and 2024, the Group was not involved in any legal or administrative proceedings that the Group believe may have a material adverse impact on the Group’s consolidated financial statements.

19.  DIVIDENDS

On August 26, 2024, the board of directors of the Company approved the declaration and distribution of a dividend of US$0.0589 per ordinary share, or US$0.0589 per ADS, to such holders as at the close of business on September 11, 2024, Hong Kong Time and New York Time, respectively. The aggregate amount of this dividend was US$33 million, which was paid in cash in October 2024.

20.  Related Party Transactions

The related parties with which the Group had transactions during the years presented are as follows:

Name of related party	Relationship with the Group
Wang Xueji and other four individuals	Registered Shareholders
Tencent Group (including Tencent Mobility Limited and Image Frame Investment (HK) Limited. After November 1, 2022, Tencent Group is a related party of the Company)	Principal shareholder of the Group

The Group entered into the following related party transactions:

	From November 1, 2022	For the year ended	For the year ended
	to December 31, 2022	December 31, 2023	December 31, 2024
	US$	US$	US$

Purchase of cloud service from Tencent Group	262	1,305	1,218

The Group had the following related party balances:

	As of December 31,
	2023	2024
	US$	US$

Due to Tencent Group	10	44

21.  Subsequent Events

On February 26, 2025, the Board of Director of the Company approved the declaration and distribution of a dividend of US$0.0608 per ordinary share, or US$0.0608 per ADS, to such holders as at the close of business on March 13, 2025, Hong Kong Time and New York Time, respectively. The aggregate amount of the dividend will be approximately US$37 million, which is payable in U.S. dollars and in cash, and will be funded by surplus cash and to be paid out from the share premium account of the Company.

22.  Statutory Reserves and Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s entities and the VIE subsidiary incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to US$408,641 and US$421,006 as of December 31, 2023 and 2024. There are no significant differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and the VIE to satisfy any obligations of the Company.

For the year ended December 31, 2024, the Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 € (3), “General Notes to Financial Statements” and concluded that the restricted net assets exceeded 25% of the consolidated net assets of the Company as of December 31, 2024 and the condensed financial information of the Company (referred to as the “Parent Company” below) are required to be presented.

Condensed Financial Information of the Parent Company

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

Balance Sheet

	As of December 31,
	2023	2024
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	21,393	96
Amounts due from subsidiaries	287,668	272,159
Prepayments and other current assets	785	549
Total current assets	309,846	272,804
Non-current assets:
Investment in subsidiaries and VIE	669,084	740,268
Total non-current assets	669,084	740,268
Total assets	978,930	1,013,072
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Accruals and other current liabilities	4,474	4,857
Other non-current liabilities	3,891	767
Total liabilities	8,365	5,624
Shareholders’ equity:
Ordinary shares (US$0.00005 par value; nil shares authorized, issued and outstanding as of December 31, 2023 and 2024, respectively)	—	—
Class A ordinary shares (US$0.00005 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 504,387,299 and 504,387,299 shares issued as of December 31, 2023 and 2024, respectively; 487,591,968 and 495,601,588 shares outstanding as of December 31, 2023 and 2024, respectively)	25	25
Class B ordinary shares (US$0.00005 par value; 200,000,000 and 200,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 70,205,300 and 70,205,300 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	4	4
Treasury stock (US$0.00005 par value; 16,795,331 and 8,785,711 shares as of December 31, 2023 and 2024, respectively)	(53,630)	(15,726)
Additional paid-in capital	1,616,105	1,612,712
Accumulated other comprehensive loss	(17,091)	(19,716)
Accumulated deficit	(574,848)	(569,851)
Total shareholders’ equity	970,565	1,007,448
Total liabilities and shareholders’ equity	978,930	1,013,072

Statement of Comprehensive (Loss)/Income

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Operation expense
General and administrative expenses	(3,013)	(4,212)	(5,671)
Share of (loss)/gain of subsidiaries and the VIE	(146,417)	(59,372)	6,314
Total operating expenses	(149,430)	(63,584)	643
Other non-operating income, net	2,904	3,113	4,180
Financial income, net	197	238	296
Foreign exchange gain/(loss)	154	(82)	(122)
(Loss)/profit before income tax expense	(146,175)	(60,315)	4,997
Net (loss)/profit	(146,175)	(60,315)	4,997

Net (loss)/profit attributable to ordinary shareholders	(146,175)	(60,315)	4,997

Net (loss)/profit	(146,175)	(60,315)	4,997
Other comprehensive (loss)/income
Foreign currency translation	(14,942)	(2,722)	(2,574)
Transfer out of fair value changes of long-term investments	—	15,537	(65)
Changes in fair value of long-term investments	(9,493)	(7,791)	14
Total comprehensive (loss)/income	(170,610)	(55,291)	2,372

Statement of Cash Flows

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Net cash used in operating activities	(1,408)	(3,478)	(3,606)
Advance to, and investment in subsidiaries	—	(7,940)	—
Proceeds from subsidiaries	28,842	30,349	15,509
Net cash generated from investing activities	28,842	22,409	15,509
Payment for repurchase of ordinary shares	(48,678)	(3,339)	(70)
Proceeds from issuance of Class A ordinary shares upon the Dual Primary Listing, net of cost of issuance	9,057	—	—
Payments of dividend	—	—	(33,022)
Proceeds from exercise of share options	1,039	1,187	168
Payments of deferred offering costs	—	(71)	(276)
Net cash used in financing activities	(38,582)	(2,223)	(33,200)
Effect of exchange rate changes on cash and cash equivalents, restricted cash	—	—	—
Net (decrease)/ increase in cash and cash equivalents	(11,148)	16,708	(21,297)
Cash and cash equivalents at the beginning of the year	15,833	4,685	21,393
Cash and cash equivalents at the end of the year	4,685	21,393	96