Form 20-F
period 2025-12-31
Tuya Inc.
filed 2026-04-22
CIK 1829118

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

611,528,176 ordinary shares, comprising 541,364,923 Class A ordinary shares, par value US$0.00005 per share (including 259,961 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our 2015 Plan and 2024 Share Schemes, and a total of 5,400 Class A ordinary shares that have been repurchased by us from the open market), and 70,163,253 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2025.

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

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐	Emerging Growth Company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐	No ☐

i

INTRODUCTION

Except where the context otherwise requires and for the purpose of this annual report only:

●	“ADSs” refers to the American depositary shares, each representing one Class A ordinary share;
●	“CAC” refers to the Cyberspace Administration of China;
●	“China” or “the PRC” refers to the People’s Republic of China, including Hong Kong and Macau and, only for the purpose of this annual report, excluding Taiwan; the only instances in which “China” or “the PRC” do not include Hong Kong or Macau are when used in the case of laws and regulations, including, among others, tax matters, adopted by the People’s Republic of China; “PRC subsidiaries” and “PRC entities” refer to entities established in accordance with PRC laws and regulations;
●	“CIC” refers to China Insights Consultancy, an independent professional market research and consulting company;
●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.00005 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.00005 per share;
●	“CSRC” refers to the China Securities Regulatory Commission;
●	“former variable interest entity” or “former VIE” refers to Hangzhou Tuya Technology which was deregistered in November 2025, i.e., the PRC entity, of which, through certain historical contractual arrangements, we were considered the primary beneficiary of the former VIE for accounting purposes, and consolidated its operating results in our financial statements under U.S. GAAP to the extent the conditions for consolidation of the former VIE under U.S. GAAP are satisfied. The historical contractual arrangements provided us with the exclusive option to purchase all or part of the equity interest of the entity at the minimum price possible to the extent permitted under PRC law.
●	“Hangzhou Tuya Technology” refers to Hangzhou Tuya Technology Co., Ltd.;
●	“Hong Kong Listing” refers to the listing of the Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange;
●	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;
●	“IoT” refers to Internet of Things, a concept of connecting physical objects, or “things,” that are embedded with communication modules, software, and other technologies for the purpose of connecting and exchanging information with other devices and systems over the internet or other communications networks;
●	“MAA” or “Articles” refers to the tenth amended and restated memorandum and articles of association of our company, currently effective;
●	“NYSE” refers to the New York Stock Exchange;
●	“PaaS” refers to platform as a service, a category of cloud computing services that provides a platform and environment to allow developers to build applications over the internet;
●	“premium PaaS customer” refers to a customer as of a given date that contributed more than US$100,000 of revenues during the immediately preceding 12-month period;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

●	“SaaS” refers to software as a service, a cloud-based software licensing and delivery model in which software and associated data are centrally hosted and are available to end users over the internet, including but not limited to the industry SaaS and clouds storage service;
●	“SAFE” refers to the State Administration of Foreign Exchange;
●	“shares” or “ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.00005 per share;
●	“the Group” refers to Tuya Inc. and its subsidiaries;
●	“Tuya,” “we,” “us,” “our company” and “our” refer to Tuya Inc., a Cayman Islands company and its subsidiaries;
●	“Tuya Information” refers to Hangzhou Tuya Information Technology Co., Ltd.;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	general economic, political, demographic and business conditions in China and globally;
●	our ability to implement our growth strategies;
●	the success of operating initiatives, including advertising and promotional efforts and new product and service development by us and our competitors;
●	our ability to develop and apply our technologies to support and expand our product and service offerings;
●	our ability to compete and conduct our business in the future;
●	the expected growth of the PaaS, SaaS and smart device industries in China and globally;
●	the availability of qualified personnel and the ability to retain such personnel;
●	competition in the PaaS, SaaS and smart device industries;
●	changes in government policies and regulations;
●	other factors that may affect our financial condition, liquidity and results of operations; and
●	other risk factors discussed under “Item 3. Key Information—3.D. Risk Factors.”

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

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

Holding Company Structure

Tuya Inc. is a Cayman Islands holding company, and the Group operates in China mainly through its PRC subsidiaries, and historically, through contractual relationships with former VIE in China. The Group also conducts business internationally with local offices in Europe, Singapore, India, Japan and Colombia, among other locations. Investors in our ADSs and Class A ordinary shares should note that they do not hold equity securities issued by our subsidiaries or the former VIE in China, but instead hold equity securities of Tuya Inc., a holding company that does not itself conduct business operations. As used in this annual report, “we,” “us,” “our company,” “our” or “Tuya” refers to Tuya Inc. and its subsidiaries, and the “Group” refers to Tuya Inc. and its subsidiaries.

The former VIE did not constitute a material part of our operations. It was established primarily to hold the requisite license for the operation of Tuya Expo, our B2B platform, because online transaction platform services in China are subject to foreign investment restrictions and licensing requirements under PRC law. Historically, the former VIE accounted for an immaterial portion of our revenue and assets, contributed nil revenue in 2023, 2024 and 2025, and its assets, excluding amounts due from other companies in the Group, represented less than 0.01% of our consolidated total assets as of December 31, 2024 and the date of its deregistration in 2025.

In November 2025, we deregistered our former VIE following a strategic assessment of our business and the former VIE’s role within our corporate structure. The former VIE’s principal business consisted of electronic data interchange services primarily relating to Tuya Expo, and that business has been fully transitioned to Zhejiang Tuya Smart Electronics Co., Ltd., one of our significant subsidiaries, which has obtained the relevant licenses required for such operations. In addition, although Hangzhou Tuya Technology had obtained a value-added telecommunication business operation license for the provision of information services (other than internet information services), or the SP License, we do not believe such license was necessary for our operations, as Hangzhou Tuya Technology had not engaged in, and our Group has not otherwise pursued, any business requiring the SP License since it was obtained in January 2019. As a result, we do not expect the deregistration of the former VIE to have any material impact on our business, financial condition or results of operations.

The following chart illustrates our corporate structure, including our significant subsidiaries as that term is defined under Section 1-02 of Regulation S-X under the Securities Act and certain other subsidiaries, as of the date of this annual report.

For a detailed discussion of how funds and other assets are transferred through our organization, including through our former VIE, see “—Transfer of Funds and Other Assets through Our Organization.”

Our historical corporate structure involves unique risks to investors in our equity securities. As of the date of this annual report, our historical contractual arrangements with the former VIE have not been tested in a court of law in the PRC. If the PRC government deems that our historical contractual arrangements with the former VIE did not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the historical contractual arrangements with the former VIE and, consequently, negatively affect our ability to consolidate the historical financial results of the former VIE and the financial performance of our company as a whole. For a detailed discussion of the risks associated with the historical VIE structure, see “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Corporate Structure.”

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

Historical Contractual Arrangements

Historically, a series of contractual arrangements were entered into between Tuya Information, on the one hand, and the former VIE and its registered shareholders, on the other hand:

●	power of attorney, equity interest pledge agreements, which provide us with effective control over the former VIE;
●	exclusive business cooperation agreement, which allows us to receive substantially all of the economic benefits from the former VIE; and
●	exclusive option agreements, which provide us with exclusive options to purchase all or part of the equity interests in or all or part of the assets of or inject registered capital into the former VIE when and to the extent permitted by PRC law.

For details, see “Item 4. Information on the Company—Historical Contractual Arrangements with the Former VIE and the Former VIE’s Registered Shareholders” below in this annual report. These historical contractual arrangements in totality provided Tuya Inc. with a controlling financial interest as the primary beneficiary under ASC 810 and the basis to consolidate the former VIE under U.S. GAAP.

Transfer of Funds and Other Assets through Our Organization

We have established stringent cash management policies that dictate how funds are transferred between Tuya Inc., its subsidiaries and the former VIE. Each transfer of cash among Tuya Inc., its subsidiaries and the former VIE is subject to internal approval. To effect a cash transfer, a number of steps are typically needed, including but not limited to the submission of transfer application, the initial approval by certain manager, and final approval by the financial director. A designated personnel with fund management expertise will review transfer applications as well as underlying agreements and/or related documents on a monthly basis.

As of December 31, 2025, Tuya Inc., through its intermediate holding company, had made cumulative capital contributions of US$497.2 million to its PRC subsidiaries. These funds have been used by our PRC subsidiaries mainly for their business operations.

The former VIE may transfer cash to Tuya Information, our wholly owned subsidiary in the PRC, by paying service fees pursuant to the historical contractual arrangements through which we control and consolidate the financial results of the former VIE. In each of 2023, 2024 and 2025, the former VIE did not pay any service fees to Tuya Information pursuant to the historical contractual arrangements.

Because Tuya Inc. controlled the former VIE through historical contractual arrangements, it was not able to make direct capital contribution to the former VIE. Nonetheless, Tuya Inc. and its subsidiaries may transfer cash to the former VIE by loans or by making payment to the former VIE for intergroup transactions, subject to satisfaction of applicable government registration and approval requirements. In 2023, 2024 and 2025, Tuya Inc. and its subsidiaries did not make any loans to the former VIE. In addition, Tuya Information may, from time to time, lend cash to the former VIE or settle the former VIE’s payment obligations on behalf of the former VIE to provide temporary working capital support to the former VIE. In 2023 and 2024, the net amounts of working capital support provided by Tuya Information to the former VIE were RMB1.9 million and RMB2.1 million, respectively. In 2025, Tuya Information provided RMB1.1 million to the former VIE as working capital support. In the same year, the former VIE transferred an aggregate of RMB2.5 million to Tuya Information in connection with the termination of the former VIE structure. As of December 31, 2023, 2024 and 2025, the amounts owed by the former VIE to Tuya Information associated with the foregoing working capital support arrangements were RMB11.5 million, RMB13.6 million and nil, respectively. The former VIE had historically funded its operations primarily using cash generated from its operating activities and the working capital support provided by Tuya Information. The nil balance as of December 31, 2025 was primarily due to the repayment of all outstanding balances by the former VIE to Tuya Information prior to its deregistration. In 2023, 2024 and 2025, there were no assets transferred between the former VIE and other entities. We believe the amount of the cash flows between the former VIE and our PRC subsidiaries were immaterial in 2023, 2024 and 2025.

On August 26, 2024, our Board approved the declaration and distribution of a dividend of US$0.0589 per ordinary share, or US$0.0589 per ADS, to shareholders as at the close of business on September 11, 2024, Hong Kong Time and New York Time, respectively. The aggregate amount of the dividend was approximately US$33 million, which was paid in U.S. dollars and in cash, and was funded by surplus cash and paid out from our share premium account. On February 26, 2025, our Board approved the declaration and distribution of a dividend of US$0.0608 per ordinary share, or US$0.0608 per ADS, to shareholders as at the close of business on March 13, 2025, Hong Kong Time and New York Time, respectively. The aggregate amount of the dividend was approximately US$37 million, which was paid in U.S. dollars and in cash, and was funded by surplus cash and paid out from our share premium account. On August 26, 2025, our Board approved the declaration and distribution of a cash dividend of US$0.054 per ordinary share, or US$0.054 per ADS, to shareholders as at the close of business on September 11, 2025, Hong Kong Time and New York Time, respectively. The aggregate amount of the dividend was approximately US$33 million, which was paid in U.S. dollars and in cash, and was funded by surplus cash and paid out from our additional paid-in capital account. On March 2, 2026, our Board approved the declaration and distribution of a cash dividend of US$0.0605 per ordinary share, or US$0.0605 per ADS, to shareholders as at the close of business on March 18, 2026, Hong Kong Time and New York Time, respectively. The aggregate amount such dividend was approximately US$37 million, which was paid in U.S. dollars and in cash, and was funded by surplus cash and paid out from our share premium account. In 2023, 2024 and 2025, no dividends or distributions were made to Tuya Inc. by its subsidiaries. We currently do not have any plan to require our PRC subsidiaries to distribute their retained earnings and intend to retain them to operate and expand our business in the PRC. See “Item 8.—Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Payment History.”

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of the historical contractual arrangements between us and the former VIE, our PRC subsidiary may charge the former VIE for services provided to the former VIE. These service fees shall be recognized as expenses of the former VIE, with a corresponding amount as service income by our PRC subsidiary and eliminate in consolidation. For income tax purposes, our PRC subsidiary and the former VIE file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the former VIE and as income by our PRC subsidiary and are tax neutral.
(3)	Tuya Information, our wholly owned PRC subsidiary, is eligible to enjoy a preferential tax rate of 15% in 2023, 2024 and 2025, to the extent it has taxable income under the EIT Law. Tuya Information is qualified as a High and New Technology Enterprise (the “HNTE”) and was entitled to enjoy the 15% beneficial tax rate for the year ended December 31, 2025. However, such rate is subject to qualification, is temporary in nature and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside China if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong can be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from a PRC tax perspective.

The table above has been prepared on the basis that all profits of the former VIE were distributed as fees to Tuya Information under historical tax neutral contractual arrangements.

For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—10.E. Taxation.”

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

To the extent cash or assets in the business are in the PRC, including Hong Kong, or a PRC (including Hong Kong) entity, the funds or assets may not be available to fund operations or for other use outside of the PRC, including Hong Kong, due to interventions in or the impositions of restrictions and limitations on the availability of Tuya Inc., its subsidiaries or the former VIE by the PRC government to transfer cash or assets. There is no assurance that the PRC government will not intervene in or impose restrictions on the ability of Tuya Inc., its subsidiaries or the former VIE to transfer cash or assets.

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

3.C.Reason for the Offer and Use of Proceeds

Not applicable.

3.D.Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We operate in an emerging and evolving market, which may develop differently from or more slowly than we expect. If our market does not grow as we expect, or if we cannot expand our products and services to meet the demands of this market, our revenue may decline, or fail to grow, and we may continue to incur operating losses. For details, see the risk factor with the same heading on page 10 of this annual report.
●	We have a limited operating history, making it difficult to forecast our future results of operations. For details, see the risk factor with the same heading on page 11 of this annual report.
●	Our recent growth may not be indicative of our future growth, and we may not be able to sustain our revenue growth rate in the future. For details, see the risk factor with the same heading on page 12 of this annual report.
●	The markets in which we operate are competitive, and if we do not compete effectively, our business, operating results and financial condition could be harmed. For details, see the risk factor with the same heading on page 12 of this annual report.
●	Failure to maintain, expand and optimize our customer base or strengthen customer engagement may adversely affect our business and results of operations. For details, see the risk factor with the same heading on page 13 of this annual report.
●	If we fail to estimate customer demand properly, our financial results could be harmed. For details, see the risk factor with the same heading on page 13 of this annual report.
●	Our use of third-party suppliers involves certain risks that may result in, among others, increased costs, disruption of supply or shortage of raw materials or inventories such as finished smart devices, quality or compliance issues, or failure by our suppliers to timely manufacture the modules and finished smart devices, any of which could materially harm our business. For details, see the risk factor with the same heading on page 14 of this annual report.
●	If we are not able to introduce new features or products successfully or to make enhancements to our existing products and services, our business and results of operations could be adversely affected. For details, see the risk factor with the same heading on page 15 of this annual report.
●	We rely upon third-party providers of cloud-based infrastructure to host our platform. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use, due to geopolitical tensions or business competition could adversely affect our business, financial condition and results of operations. For details, see the risk factor with the same heading on page 15 of this annual report.
●	We benefit from integration of our products and services with those of our business partners. If these business partners choose not to partner with us in the future, our business and results of operations may be harmed. For details, see the risk factor with the same heading on page 16 of this annual report.

Risks Related to Our Corporate Structure

Having a corporate structure being based primarily in China poses risks to investors. Risks and uncertainties related to our corporate structure and the historical contractual arrangements include, but are not limited to, the following:

●	If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties. For details, see the risk factor with the same heading on page 43 of this annual report.
●	Historical contractual arrangements we had entered into with the former VIE may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment. For details, see the risk factor with the same heading on page 45 of this annual report.

Risks Related to Doing Business in China

Having the majority of our operations in China poses risks to investors:

●	Changes in economic, political or social conditions or government policies of China and globally could have a material adverse effect on our business, financial condition and results of operations. For details, see the risk factor with the same heading on page 45 of this annual report.
●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. For details, see the risk factor with the same heading on page 48 of this annual report.
●	The filing, approval or other administration requirements of the CSRC, the CAC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities offerings. For details, see the risk factor with the same heading on page 53 of this annual report.
●	We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China and Hong Kong to fund any cash and financing requirements we may have, and any limitation on the ability of these subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. For details, see the risk factor with the same heading on page 49 of this annual report.
●	If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders. For details, see the risk factor with the same heading on page 57 of this annual report.
●	Trading in our securities will be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities. For details, see the risk factor with the same heading on page 59 of this annual report.

Risks Related to Our ADSs and Class A Ordinary Shares

In addition to the risks described above, we are subject to risks related to our ADSs and Class A ordinary shares, including, but are not limited to, the following:

●	The price and trading volume of our ADSs and Class A ordinary shares may be volatile, which could lead to substantial losses to investors. For details, see the risk factor with the same heading on page 60 of this annual report.
●	The concentration of our shares’ voting power limited our shareholders’ ability to influence corporate matters. For details, see the risk factor with the same heading on page 61 of this annual report.

●	Holders of the ADSs may not have the same voting rights as the holders of our Class A ordinary shares and may not be able to exercise their right to direct how our Class A ordinary shares represented by the ADSs are voted. For details, see the risk factor with the same heading on page 62 of this annual report.
●	Our dual-class voting structure may render our securities ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our ADSs or Class A ordinary shares. For details, see the risk factor with the same heading on page 62 of this annual report.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our securities, the market price and trading volume for our ADSs and Class A ordinary shares could decline. For details, see the risk factor with the same heading on page 63 of this annual report.
●	Substantial future sales or perceived sales of our ADSs or Class A ordinary shares could materially and adversely affect their market price. For details, see the risk factor with the same heading on page 63 of this annual report.
●	Techniques employed by short sellers may drive down the market price of our ADSs or Class A ordinary shares. For details, see the risk factor with the same heading on page 63 of this annual report.
●	Because we may not pay dividends in the future, you must rely on a price appreciation of our ADSs or Class A ordinary shares for a return on your investment. For details, see the risk factor with the same heading on page 64 of this annual report.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law. For details, see the risk factor with the same heading on page 64 of this annual report.
●	It may be difficult for overseas regulators to conduct investigations or collect evidence within China. For details, see the risk factor with the same heading on page 64 of this annual report.
●	We were likely a passive foreign investment company (a “PFIC”) for 2025 and there is a significant risk that we will be a PFIC for 2026 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences. For details, see the risk factor with the same heading on page 69 of this annual report.

Risks Related to Our Business and Industry

We operate in an emerging and evolving market, which may develop differently from or more slowly than we expect. If our market does not grow as we expect, or if we cannot expand our products and services to meet the demands of this market, our revenue may decline, or fail to grow, and we may continue to incur operating losses.

The PaaS and SaaS markets are at a relatively early stage of development and are constantly evolving. There is considerable uncertainty over the size and rate at which these markets will grow, as well as whether our products and services will be widely adopted. Moreover, the IoT cloud industry, including the PaaS market and the SaaS market, is subject to rapid technological change, evolving industry standards, changing regulations, as well as changing customer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop and launch new products and services or provide enhancements and new features to keep pace with rapid technological and industry changes, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices or more efficiently or securely, such technologies could adversely impact our ability to compete effectively.

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

In the past, our business benefited from periods of rapid growth driven by favorable industry conditions and our software capabilities and platform-based delivery model. However, the consumer electronics industry is inherently cyclical and highly sensitive to macroeconomic conditions, inventory adjustments across the supply chain, and changes in end-market demand. While industry conditions have shown signs of stabilization following prior downturns, there can be no assurance that such recovery trends will be sustained or that our customers will expand their procurement volumes from upstream suppliers such as us. Their purchasing decisions are influenced by a range of factors beyond our control, including global economic conditions, inflation, consumer confidence, and their own inventory management strategies. Moreover, ongoing geopolitical tensions and trade disputes, including between the United States and China, and the associated tariff measures and other trade restrictions, may increase costs for us and our customers, disrupt supply chains, and adversely affect demand for our products and services.

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

The market of PaaS, SaaS (including, among others, industry SaaS and cloud-based software value-added services), and smart devices are competitive and rapidly evolving. The principal competitive factors in these markets include the ability to support multiple use cases on a single platform, ease of deployment, implementation and use, platform performance, scalability and reliability, global reach, brand awareness and reputation, the strength of sales and marketing efforts, as well as the ability to ensure data security and privacy.

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

With the introduction of new products and services and new market entrants, we expect competition to intensify in the future. In addition, some of our customers may choose to use our products and services and our competitors’ products and services at the same time, or choose to switch to other IoT or AIoT platforms. As we expand the scope of our platform, products and services, we may face additional competition. If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could also adversely affect our ability to compete effectively.

Failure to maintain, expand and optimize our customer base or strengthen customer engagement may adversely affect our business and results of operations.

Our revenue growth depends on our ability to maintain, expand and optimize our customer base. The markets in which we operate have historically experienced challenges and obstacles. In response, we strategically strengthen our focus on high-quality customers. This involves dedicating our sales and marketing efforts, as well as technology and customer service support to customers who have larger scale of operations, higher market share and greater resilience to economic downturns. As a result, the total number of our customers decreased from approximately 6,100 in 2023 to approximately 5,800 in 2024 and increased slightly to approximately 5,900 in 2025. Similarly, the total number of our PaaS customers decreased from approximately 4,000 in 2023 to approximately 3,700 in 2024 and 2025.

In addition, it is crucial for us to strengthen customer engagement so that more of our customers will use our products and services more often and contribute more to our revenue growth. If our customers do not increase their use of our products and services, our revenue may not grow, and our results of operations may be harmed. However, it is difficult to predict the end users’ usage levels of smart devices accurately and the loss of customers or reductions in the end users’ usage levels may have a negative impact on our business, results of operations and financial condition. Our customers may cease, or reduce their usage of our products and services due to a variety of reasons, such as progress in technology that renders our products and services obsolete, declining product quality, unfounded health and other concerns about technologies like AI, 5G, national security issues, rising raw material costs, or semiconductor shortages, imposition of new tariffs or adjustments in existing tariffs or trade barriers, many of which are outside our or our customers’ control. Additionally, our customers or partners who distribute and sell their smart products using our offerings such as PaaS and smart solutions for smart devices through various sales channels, are often required to follow strict sales policies covering areas including marketing, pricing, and customer interaction. Non-compliance with these policies can lead to penalties, such as fines or, in extreme cases, losing the right to sell through these channels. If our customers or partners face penalties or business closures due to non-compliance with these sales policies, it could result in a reduction in their purchases from us, which, in turn, could have a material adverse effect on our sales volume and revenue.

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

Our business involves estimates of customers’ future demand. There may be a significant mismatch between supply and demand, giving rise to product shortages or excess inventory, and making our demand forecast more uncertain. In addition, the imposition of new tariffs or adjustments in existing tariffs or trade barriers by U.S. and other governments may impact the demands for our products and services. Demand for our products and services is also influenced by many other factors, including our product introductions, competitor announcements, competing technologies, and power or raw material supply, among other things. These factors are often outside our and our customers’ control and their impact are difficult to predict. For example, the demand and use of the chips as part of the modules where the edge capabilities of PaaS are embedded have fluctuated in the past and is likely to continue to fluctuate in the future. In periods with limited supply of chips or following a significant destocking cycle in the industry, when enterprises start restocking their inventory levels, our customers may place inventory orders significantly in advance of their normal order cycle, which could increase fluctuations in our sales and revenue between periods and make it more difficult for us to estimate future customer demands. These challenges may be more pronounced in the future if the demand, downstream inventory patterns and prices of chips fluctuate. To the extent our customers experience material changes in the sale of their smart devices or a high level of backlogs in inventories, they may reduce or delay purchases of our products and services, causing our estimate of customer demand to be inaccurate. In addition, new tariffs, such as those announced by the U.S. government in 2025 and the first half of 2026 may also negatively impact customers’ demand and further disrupt their business cycles and purchasing patterns. In estimating demand, we make multiple assumptions, any of which may prove to be incorrect. Furthermore, to the extent we build inventory anticipating growth in customer demand, our business, results of operations and financial condition may be negatively affected if such growth does not materialize as expected.

Our use of third-party suppliers involves certain risks that may result in, among others, increased costs, disruption of supply or shortage of raw materials or inventories such as finished smart devices, quality or compliance issues, or failure by our suppliers to timely manufacture the modules and finished smart devices, any of which could materially harm our business.

We use third-party suppliers to manufacture the modules where edge capabilities of PaaS are embedded, and in some circumstances finished smart devices. We are dependent on third-party suppliers to manufacture the modules and smart devices using their equipment and technology. Our use of such third-party suppliers who manufacture the modules and smart devices involves a number of risks, including:

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

We currently serve our customers and end users from data centers in China, the United States, Europe, India and Singapore. We also use various third-party cloud-hosting providers such as AWS, Microsoft Azure, Google Cloud Platform, Tencent Cloud and Alibaba Cloud to provide cloud infrastructure for our platform. Our PaaS and SaaS rely on the operations of this infrastructure. We do not control, or in some cases have limited control over, the operation of the data center facilities we use. Customers expect to access our platform at any time, without interruption or degradation of performance, and we provide a few customers with service-level commitments with respect to uptime. Any limitation on the capacity of our data centers or cloud infrastructure could impede our ability to onboard new customers or expand the usage of our existing customers, host our products or serve our customers, which could adversely affect our business, financial condition and results of operations. In addition, any incident and technical failure affecting our data centers or cloud infrastructure that may be caused by cyberattacks, natural disasters, fire, flood, severe storm, earthquake, power loss, outbreaks of contagious diseases, telecommunications failures, terrorist or other attacks, or other events beyond our control could negatively affect the cloud-based portion of our platform. A prolonged service disruption affecting our data centers or cloud-based services for any of the foregoing reasons would negatively impact our ability to serve our customers and could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers or otherwise harm our business. We may also incur significant costs for using alternative providers or taking other actions in preparation for, or in response to, events that damage the third-party hosting services we use.

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

PRC

In recent years, the PRC government has increasingly tightened the regulation of cybersecurity and the storage, sharing, use, disclosure and protection of data and personal information. The Cybersecurity Law of the PRC, initially promulgated in 2016, was significantly amended in 2025, and the revised version became effective on January 1, 2026. This recent amendment substantially increased the maximum financial penalties for cybersecurity violations and data breaches, expanded extraterritorial jurisdiction, and introduced new regulatory frameworks for artificial intelligence technologies. In addition, the Data Security Law of PRC, or the Data Security Law, was promulgated by the SCNPC on June 10, 2021 and took effect on September 1, 2021.

Numerous laws, regulations, guidelines and other measures have been or are expected to be adopted pursuant to the guidelines of, or in addition to, the Cybersecurity Law and Data Security Law and the Personal Information Protection Law (which was released on August 20, 2021 and became effective on November 1, 2021). Most notably, the Regulation on Cyber Data Security, which became effective on January 1, 2025, serves as a comprehensive implementation guideline encompassing cross-border data transfer, important data protection, and obligations for internet platform operators. Specifically, on July 7, 2022, the CAC released the Measures on Security Assessments for the Cross-border Transfer of Data, which is applicable to cross-border transfers of personal information and important data collected and generated in China under certain circumstances. Furthermore, on March 22, 2024, the CAC promulgated the Provisions on Promoting and Standardizing Cross-Border Data Flows, which relaxed certain requirements and exempted certain scenarios from the mandatory security assessment and filing procedures for cross-border data transfers. While we do not believe our current business involves any transmission, use and exchange of information that comes under the definition of “cross-border transfers of personal information and important data” under the foregoing laws and regulations, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours, thus requiring us to comply with applicable data localization, security assessment and other requirements under these proposed laws and regulations. As our business continues to grow, there may arise circumstances where we engage in such cross-border transfers of personal information and important data, including in order to satisfy the legal and regulatory requirements, in which case we may need to comply with the foregoing requirements as well as any other limitations under PRC laws then applicable. Complying with these laws and requirements could cause us to incur substantial expenses or require us to alter or change our practices in ways that could harm our business. Additionally, to the extent we are found to be not in compliance with these laws and requirements, we may be subject to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions, which could materially and adversely affect our business, financial condition and results of operations.

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

Additionally, the withdrawal of the United Kingdom (“U.K.”) from the EU (commonly known as “Brexit”) has created uncertainty with regard to the regulation of privacy and data protection in the U.K. Since January 1, 2021, when the transitional period following Brexit expired, the so-called U.K. GDPR (combining the GDPR and the U.K.’s Data Protection Act of 2018) has been in effect in the U.K. Although the U.K. GDPR currently imposes substantially the same obligations as the GDPR, and currently authorizes similar fines, the U.K. GDPR will not automatically incorporate changes to the GDPR going forward (which would need to be specifically incorporated by the U.K. government). Recently, the U.K. enacted the Data (Use and Access) Act 2025 (the “DUA Act”), which introduces sweeping reforms to the U.K.’s data laws and deviates in certain respects from the EU GDPR. The European Commission has renewed its “adequacy” decision to the U.K., which facilitates the sharing of personal data between the EU and the U.K. until December 2031. However, if not extended after sunset, it may be revoked in the future by the European Commission if the U.K. data protection regime is reformed in ways that deviate substantially from the level of protection currently in place. Adding further complexity for international data flows, in March 2022, the U.K. adopted its own International Data Transfer Agreement for transfers of personal data out of the U.K. to so-called third countries, as well as an international data transfer addendum that can be used with GDPR’s standard contractual clauses for the same purpose. All of this creates a risk of divergent parallel regimes and related uncertainty, along with the potential for increased compliance costs and risks for affected businesses based on differing, interpretation and enforcement by regulators and authorities. For details of related regulations, see “Regulation—Regulation Relating to Cybersecurity, Data Security and Privacy Protection.”

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

In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards. We expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or reinterpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations. For example, there is an increasing trend of jurisdictions requiring data localization, which may prohibit companies from storing data relating to resident individuals in data centers outside the relevant jurisdiction or, at a minimum, require a complete set of the data to be stored in data centers within the relevant jurisdiction. Because the interpretation and application of laws, regulations, standards and other obligations relating to data privacy and security are still uncertain, it is possible that these laws, regulations, standards and other obligations may be interpreted and applied in a manner that is inconsistent with our data processing practices and policies or the features of our products and services. If so, in addition to the possibility of fines, lawsuits, complaints, inquiries, allegations, regulatory investigations, public censure, other claims and penalties, and significant costs for remediation and damage to our reputation, we could be materially and adversely affected if legislation or regulations are expanded to require changes in our data processing practices and policies or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively impact our business, financial condition and results of operations. Furthermore, the developing requirements relating to clear and prominent privacy notices (including in the context of obtaining informed and specific consents to the collection and processing of personal information, where applicable) may potentially deter end users from consenting to certain uses of their personal information. Additionally, emerging federal regulations, such as the U.S. Department of Justice’s rules restricting the transfer of bulk sensitive personal data to countries of concern, impose rigorous operational hurdles for cross-border data flows. Domestically, there is a surge in class-action privacy litigation under state wiretapping laws (e.g., CIPA) targeting the use of tracking pixels, cookies, and SDKs, as well as strict enforcement regarding sensitive data processing.

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

The COVID-19 pandemic has, in the past, disrupted our and our business partners’ operations and it, or any future health epidemic or other adverse public health developments, may continue to do so.

The COVID-19 pandemic has in the past caused temporary disruption to our operations and those of our customers, suppliers and other business partners. For example, the pandemic has caused significant logistical challenges to the global supply chains, resulting in disrupted shipping lanes, labor and material shortages and weakened consumer demand for smart devices, all of which have negatively impacted our business and results of operations. Travel restrictions and social distancing guidelines imposed by governments globally have also reduced international travels and in-person meetings, which in turn have limited our ability to engage in in-person marketing with brands, particularly those brands based in the United States and Europe. In addition, the economic downturn due to COVID-19 has adversely affected, and may continue to adversely affect our customers’ ability to pay and customer demand for and end user usage of our products and services, which would adversely affect our operating results and financial condition. If any future public health crisis materially disrupts our operations, those of our customers, suppliers or other business partners, our business, financial condition and results of operations could be materially and adversely affected.

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

Moreover, the edge capabilities of PaaS are embedded in modules manufactured by certain third-party suppliers. Our smart solutions for smart devices are delivered to our customers in the form of finished smart devices that are manufactured by third-party suppliers. We also engage third-party suppliers manufacturing the finished smart devices for our customers for whom we purchase and deliver finished smart devices based on their demands or requests. Such modules and finished smart devices may contain defects, errors or other product issues due to various factors such as design flaws, defects in software, raw materials, components or manufacturing difficulties, which can affect both the quality and the yield of the product, and since some of smart devices using our Smart Solution are electricity-related devices or to be used in a renewable energy-related scenarios, it is possible that these products could result in injury, whether by product malfunctions, defects, improper installation, or other causes. These events may negatively impact the performance of our platform, our products and services, and Tuya-powered smart devices, damage our reputation, harm our ability to attract new and existing customers, and incur significant support, repairment or replacement costs even if we can be reimbursed from the third-party suppliers.

We generate a significant portion of our revenue from a limited number of major customers and any loss of business from these customers could have a negative impact on our revenues and harm our business.

We derive a significant portion of our revenue from a limited number of major customers. Our five largest customers in the aggregate accounted for approximately 13.1%, 13.0% and 14.6% of our total revenue in 2023, 2024 and 2025, respectively. Our ability to maintain close relationships with major customers is essential to the success of our business.

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

We recorded net loss in the past and may not be able to achieve or sustain profitability in the future.

We have experienced net loss for a prolonged period since our inception, including a net loss of US$60.3 million in 2023, and only recently achieved profitability. Although we recorded net profit in 2024 and 2025, there can be no assurance that this represents a sustainable trend. We expect to continue to devote significant resources to research and development activities and expect to continue to incur substantial sales and marketing expenses in acquiring and retaining customers and enhancing our brand awareness, and incur substantial general and administrative expenses including those associated with operating as a public company. We may also expect to incur more expenses related to general and administrative matters in order to improve our operation and management, or address both operational and non-operational issues, if any. We may not be able to increase our revenue enough to offset the increase in operating expenses resulting from these investments. If we are unable to sustain profitability, or if we are unable to achieve the revenue growth that we expect from these investments, the value of our business and stock may decrease.

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

Historically, we have relied on the adoption of our products and services by developers through our self-service portal as well as more targeted sales efforts. Our ability to further increase our customer base and achieve broader market acceptance of our platform will significantly depend on our ability to expand our marketing and sales operations. We plan to maintain an appropriate number of sales personnel both domestically and internationally. We also plan to dedicate appropriate resources to sales and marketing programs. All of these efforts will require us to invest significant financial and other resources and if they fail to attract additional customers and end users our business will be harmed.

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

Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. Litigation may be necessary in the future to enforce our intellectual property rights, determine the validity and scope of our proprietary rights or those of others, or defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of significant resources, the narrowing or invalidation of portions of our intellectual property and have an adverse effect on our business, operating results and financial condition. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights or alleging that we infringe the counterclaimant’s own intellectual property. Any of our patents, trade secrets, copyrights, trademarks or other intellectual property rights could be challenged by others or invalidated through administrative process or litigation. We can provide no assurance that we will prevail in such litigation. In addition, our proprietary methods and technologies that are regarded as trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors and in these cases, we may not be able to assert any trade secret rights against those parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions.

There can be no assurance that our ways and means of protecting our intellectual property and proprietary rights, including business decisions about when to file patent applications and trademark applications, will be adequate to protect our business or that our competitors will not independently develop similar technology. We could be required to spend significant resources to monitor and protect our intellectual property rights. If we fail to protect and enforce our intellectual property and proprietary rights adequately, our competitors might gain access to our technology and our business, operating results and financial condition could be adversely affected.

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

We lease office spaces from third parties for our operations in China, the United States, Europe, Australia, India, Japan, Colombia and Singapore, among other locations. Any limitations on the leased properties, or lessors’ title to such properties, may impact our use of the offices, or in extreme cases, result in relocation, which may in turn adversely affect our business operations. In addition, certain lease agreements of our leased properties in China have not been registered with the relevant PRC government authorities as required by PRC law. Therefore, we may be exposed to potential fines if we fail to rectify within the prescribed time period after receiving notices from the relevant PRC government authorities. Furthermore, the lessors of certain of our leased properties have not provided us with valid property ownership certificates or other documentation proving their right to lease those properties to us. As of the date of this annual report, we are not aware of any material actions or claims raised by any third parties challenging our use of these properties we currently lease, nor have we received any notices from the PRC government authorities. If our lessors are not the owners of the properties or they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If leases are invalid, we may face the risk of moving out of the leased property.

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

Our business involves the use of artificial intelligence (“AI”), including generative AI, large language models (“LLM”), and other AI related technologies. The use of AI, a relatively new and emerging technology still in its early commercial stages, introduces additional risk, such as damage to our reputation, competitive position and business, legal and regulatory risks and additional costs. For example, if any of our employees, contractors, vendors or service providers use any third-party AI-powered software when rendering services to us, it may lead to the inadvertent disclosure of our confidential information. This could include the unintentional release of our data into publicly available third-party training sets, potentially undermining our ability to protect and enforce our intellectual property or confidential information, harming our competitive position and business.

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

Beyond the EU, we are also subject to a rapidly evolving and fragmented AI regulatory landscape in the United States at both the federal and state levels. For instance, recent U.S. federal executive orders and emerging legislative frameworks aim to establish national standards for AI safety, security, and transparency. At the state level, a complex patchwork of comprehensive AI legislation is taking effect. California has introduced stringent requirements for AI transparency, risk assessments, and provenance data, alongside updated regulations under the CCPA that govern the use of Automated Decision-Making Technology (ADMT). Similarly, the Colorado Artificial Intelligence Act imposes specific obligations, such as impact assessments and bias management, on developers and deployers of high-risk AI systems.

Furthermore, the intersection of AI and existing global data privacy laws increasingly subjects our systems to strict regulatory scrutiny. This includes heightened obligations for informed consent and human oversight when AI or ADMT is deployed. If our third-party data processors or vendors, particularly those operating in jurisdictions with distinct AI and privacy mandates, fail to comply with these algorithmic transparency or bias testing requirements, we may face operational disruptions or be held directly liable as a data controller. Reconciling these conflicting legal frameworks across our domestic and international entities will require significant ongoing investment in our compliance and audit programs, and failure to do so could adversely affect our business operations and financial condition.

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

As of the date of this annual report, we are not a party to any other material legal or administrative proceedings. However, we or our directors, management, employees and shareholders have been, and may from time to time in the future be, subject to or involved in various claims, disputes, lawsuits, other legal and administrative proceedings and fines. Lawsuits and other administrative or legal proceedings can involve substantial costs, including the costs associated with investigation, litigation and possible settlement, judgment, penalty or fine. In addition, lawsuits and other legal and administrative proceedings may be costly and time consuming and may require a commitment of management and personnel resources that will be diverted from our normal business operations. There may also be negative publicity associated with litigation that could decrease customer acceptance of our product offerings, regardless of whether the allegations are valid or whether we are ultimately found liable.

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

Our inventories consist mainly of (i) modules and chips relating to our PaaS, and (ii) finished smart devices purchased from manufacturers or manufactured by manufacturing suppliers as part of our Smart Solution business. As of December 31, 2024 and 2025, we had inventories, net, of US$23.8 million and US$30.9 million respectively. Maintaining an optimal level of inventory is important for the success of our business. However, we are exposed to inventory obsolescence and inventory shortage risks as a result of a variety of factors beyond our control, including changes of customer needs due to various factors such as the imposition of new tariffs or adjustments in existing tariffs or trade barriers and the inherent uncertainty of the success of product launches. The inventory write-downs, net, decreased US$0.01 million in 2023, decreased US$1.0 million in 2024, and decreased US$1.9 million in 2025 as a result of the net impact of current year provision and sales or uses of inventories with reserve. We regularly track our inventory to keep it at a level sufficient to fulfill customers’ orders. We also proactively assess changes in market conditions and pre-store strategic raw materials in anticipation of potential supply shortage. However, we cannot assure you that we can accurately predict these trends and events and avoid understocking or overstocking inventory, or that our inventory management measures will be implemented effectively so that we will not have significant levels of inventory obsolescence, shortage or excess. As a result of unforeseen or sudden events, we may experience slow movement of our inventories, fail to utilize or sell our inventories swiftly, or face the risk of inventory obsolescence, and our business, results of operations, financial condition and prospects may be adversely affected.

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

As we continue to expand our international operations, we will become increasingly exposed to the effects of fluctuations in currency exchange rates. The majority of our cash generated from revenue is denominated in Renminbi, and our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations. Because we conduct business in currencies other than U.S. dollars but report our operating results in U.S. dollars, we also face translation exposure to fluctuations in currency exchange rates, which could hinder our ability to predict our future results and earnings and could impact our operating results. We recorded other comprehensive loss from foreign currency translation of US$2.7 million in 2023 and US$2.6 million in 2024 and other comprehensive gains from foreign currency translation of US$4.8 million in 2025.

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

We hold a substantial amount of our cash reserves in U.S. dollars. To manage our funds, we utilize various financial instruments, such as treasury securities, with a focus on ensuring the safety of our principal amount. The Federal Reserve has adjusted its expectations for future interest rates. Such a policy shift poses risks to our financial strategy, as a reduction in interest rates would directly impact the yield on our interest-sensitive assets. A significant decrease in interest income generated from our U.S. dollar deposits could adversely affect our financial performance.

The fair value measurements of certain financial assets and liabilities inherently involve a certain degree of uncertainty, and any adverse movements in their fair value may directly affect our results of operations.

Some of our financial assets and liabilities are measured at fair value, such as the short-term investments and long-term investments measured at fair value. As of December 31, 2024 and 2025, the fair value of short-term investments was US$57.5 million and US$61.3 million, and the fair value of long-term investments was US$7.1 million and US$7.4 million, respectively. For financial reporting purposes, fair value measurements of these financial assets and liabilities are categorized into level 1, 2 or 3, based on, among other things, the observability and significance of the inputs used in the valuation technique. The fair value of financial assets and liabilities classified in levels 1 and 2 is determined based on observable inputs, while the determination of the fair value of level 3 financial assets and liabilities is based on valuation techniques and various assumptions of inputs that are unobservable and which inherently involve a certain degree of uncertainty. In 2023, 2024 and 2025, our fair value change on level 3 investments was in loss of US$7.8 million, US$0.2 million and gains of US$0.3 million, respectively.

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

We are exposed to credit risk related to defaults of our various customers. As of December 31, 2024 and 2025, our accounts receivable, net were US$7.6 million and US$13.2 million, respectively. Moreover, a customer accounted for approximately 15.0% of our total accounts receivable as of December 31, 2025. Our accounts receivable turnover days were 15 and 16 in 2024 and 2025, respectively. We may not be able to collect all such accounts receivable due to a variety of factors that are outside of our control. If the relationship between us and any of our customers is terminated or deteriorated, or if any of our customers experience financial difficulties to the extent it affects their ability to make timely payments, our corresponding accounts receivable might be adversely affected in terms of recoverability. Our accounts receivable balance may continue to grow alongside our business expansion, which may increase our risks for uncollectible receivable. If we are unable to timely collect our accounts receivable from our customers, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to maintain proper and effective internal control over financial reporting, we may be unable to accurately or timely report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs and Class A ordinary shares may be materially and adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we maintain internal control over financial reporting and disclosure controls and procedures. An effective internal control environment is necessary to enable us to produce reliable financial reports and is an important component of our efforts to prevent and detect financial reporting errors and fraud. We are a public company subject to the Sarbanes-Oxley Act of 2002. Section 404 requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with the annual report for the fiscal year ended December 31, 2022. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting.

In the course of preparing and auditing our consolidated financial statements for the year ended December 31, 2025, we and our independent registered public accounting firm did not identify a material weakness in our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures.”

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

In 2023, 2024 and 2025, we recorded share-based compensation expenses of US$65.2 million, US$67.8 million and US$22.3 million, respectively. As of December 31, 2025, all share-based compensations expenses related to share options granted by our company are recognized. As of December 31, 2025, there were US$2.8 million of unrecognized share-based compensation expenses related to RSUs granted by us, which were expected to be recognized over a weighted-average vesting period of 1.02 years. We believe that the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, any ordinary shares that we issue under our 2015 Plan and the 2024 Share Scheme would dilute the percentage ownership held by public investors.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties.

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

Tuya Inc. is a Cayman Islands company and we currently conduct substantially all of our business operations in the PRC through our PRC subsidiaries, including Tuya Information, our wholly owned subsidiary incorporated in the PRC. We are classified as a foreign enterprise under the PRC laws and regulations, and Tuya Information, our wholly owned subsidiary in the PRC, is a foreign-invested enterprise. In light of the restrictions described above, we determined that it was not viable for us to hold Hangzhou Tuya Technology, or the former VIE, directly through equity ownership. Therefore, historically, we may only conduct the business operations conducted by the former VIE through a series of contractual arrangements between our PRC subsidiary on one hand, and the former VIE and its registered shareholders on the other hand, to comply with PRC laws and regulations. These historical contractual arrangements had enabled us to (i) exercise effective control over the former VIE, (ii) receive substantially all of the economic benefits of the former VIE, (iii) have the pledge right over the equity interests in the former VIE as the pledgee and (iv) have an exclusive option to purchase all or part of the equity interests in the former VIE when and to the extent permitted by PRC law. As a result of these historical contractual arrangements, we had control over and are the primary beneficiary of the former VIE for accounting purposes and hence consolidate its financial results under U.S. GAAP.

In the opinion of Jia Yuan Law Offices, our PRC legal counsel, (i) the ownership structures of our wholly foreign-owned enterprise and the former VIE in China did not violate provisions of applicable PRC laws and regulations then in effect; and (ii) the historical contractual arrangements between our wholly foreign-owned enterprise, the former VIE and its shareholders governed by PRC law were not in violation of provisions of applicable PRC laws or regulations then in effect, and valid and binding upon each party to such arrangements and, save as disclosed in “Item 4. Information on the Company—Historical Contractual Arrangements with the former VIE and the former VIE’s Registered Shareholders,” enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations then in effect. However, we were further advised by our PRC legal counsel that there were substantial uncertainties regarding the interpretation and application of then-current and future PRC laws, regulations and rules. Thus, the PRC government authorities might have taken a view contrary to the opinion of our PRC legal counsel. It was uncertain whether any new PRC laws or regulations relating to variable interest entity structure would be adopted or if adopted, what they would have provided. If we or the former VIE have been found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the relevant PRC government authorities would had broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;
●	imposing fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations; or
●	shutting down our servers or blocking our app or websites.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our financial condition and results of operations. In order to streamline our corporate structure and considering the changing regulatory environment, we deregistered our former VIE in November 2025. Despite such deregistration, there were substantial uncertainties regarding the interpretation and application of then current and future PRC laws, regulations, and rules relating to the agreements that established the former VIE structure for our operations in China, including potential future actions by the PRC government, which might retroactively affect the enforceability and legality of our historical contractual arrangements with the former VIE and, consequently, affect the historical financial condition and results of operations of the former VIE, and our ability to consolidate the results of the former VIE into our consolidated financial statements for the periods prior to the completion of the Restructuring. If the PRC government were to find such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, and such changes may be retroactively applied to our historical contractual arrangements, we could be subject to severe penalties and our control over the former VIE may have been rendered ineffective, which could result in potential restatement of our financial statements included elsewhere in this annual report. As a result, our shares and/or ADSs may decline in value or become worthless.

Historical contractual arrangements we had entered into with the former VIE may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the historical contractual arrangements in relation to the former VIE were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the former VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the former VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other administrative sanctions on the former VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the former VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

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

Recent U.S. policy and regulatory developments have further increased these risks and the related uncertainty. On February 28, 2024, President Biden signed Executive Order 14117, which seeks to restrict access to bulk sensitive personal data and U.S. government-related data by “countries of concern.” It creates uncertainties and complications in our efforts to stay compliant with such regulations when it becomes effective. For example, if third-party cloud-hosting providers of our data centers in the United States, such as AWS, or our U.S. subsidiaries or U.S. personnel, were to be restricted from providing access to the relevant U.S. data in accordance with such regulations, it may negatively affect our businesses. On December 26, 2024, the U.S. Department of Justice issued a final rule implementing Executive Order 14117. The final rule became effective on April 8, 2025, and certain additional compliance requirements became effective on October 5, 2025. Additionally, on January 20, 2025, President Trump issued a national security presidential memorandum, titled “America First Trade Policy”, which, among other things, directs the Secretary of Treasury and several other executive departments and offices of the U.S. government to review the outbound investment controls focused on China, including Hong Kong and Macau, to determine if it includes “sufficient controls to address national security threats” and to determine whether the executive order implementing such program “should be modified or rescinded and replaced.” For more information about such program, see “ – If we became subject to the U.S. Department of Treasury’s final rule on outbound investment in the future, investments in our securities by U.S. persons and our ability to raise capital from U.S. persons could be subject to restrictions.” On February 21, 2025, President Trump issued a national security presidential memorandum titled “America First Investment Policy” to provide guidance on investment oversight. The America First Investment Policy includes directives to, among other things, (i) determine if adequate financial auditing standards are upheld for companies covered by the HFCAA, and (ii) review the variable interest entity and subsidiary structures used by “foreign-adversary companies” to trade on United States exchanges, as well as allegations of fraudulent behavior by these companies, to protect United States investors. These developments, and any similar legislative or executive actions in the future, could have an adverse effect on our business, financial condition and results of operations.

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

At the same time, geopolitical tensions and global instability, including tensions between the United States and China, the war in Ukraine, sanctions involving Russia, and instability in the Middle East and Latin America, have contributed to shifts in international trade, investment and regulatory policies. These developments, together with actual or threatened tariffs, trade restrictions, sanctions, export controls and other policy measures, have increased, and may continue to increase, the costs and uncertainties associated with importing and exporting products, technology, services and software in the major markets in which many of our customers, suppliers, brands, OEMs and developers operate.

In particular, trade tensions between the United States and China have been marked by tariff actions, retaliatory measures and abrupt policy changes, which have disrupted global trade flows and supply chains. In February 2026, the U.S. Supreme Court held that the International Emergency Economic Powers Act does not authorize the President to impose tariffs, and certain tariffs previously imposed under that statute were accordingly invalidated. On the same day, President Trump issued a proclamation imposing a temporary 10% ad valorem import surcharge under Section 122 of the Trade Act of 1974, effective February 24, 2026 for a period of up to 150 days, subject to specified exclusions. These and any future trade or foreign policy measures, whether directed at China or other major economies, could increase costs, disrupt supply chains, reduce customer demand, delay business decisions, and materially and adversely affect our business, results of operations and growth prospects.

In September 2021, three U.S. senators and certain commentators expressed concerns regarding our alleged failure to protect U.S. consumers’ data, and some have urged the U.S. government to take actions against us, including adding us to the Non-SDN Chinese Military-Industrial Complex Company List, or the NS-CMIC List. If we were added to the NS-CMIC List, U.S. persons would be prohibited from purchasing or otherwise dealing in our publicly traded securities, which could adversely affect the liquidity of our securities and potentially result in the delisting of our ADSs from U.S. markets.

In addition, the United States, the European Union and other jurisdictions maintain similar lists and regulatory regimes for economic sanctions and export controls, such as the Entity List administered by the U.S. Department of Commerce’s Bureau of Industry and Security. If we were added to any such list or otherwise targeted by similar regulatory actions, our business, financial condition and results of operations could be materially and adversely affected.

More broadly, actual or proposed export controls, sanctions or other international trade restrictions, even if not directly applicable to us, may reduce investor confidence, decrease the liquidity of our securities and adversely affect the trading price of our ADSs and Class A ordinary shares, and could also adversely affect our customers, suppliers and the industries in which we operate.

If we became subject to the U.S. Department of Treasury’s final rule on outbound investment in the future, investments in our securities by U.S. persons and our ability to raise capital from U.S. persons could be subject to restrictions.

On August 9, 2023, the Biden administration published an executive order, and the Treasury published an advanced notice of proposed rule-making (the “ANPRM”), providing a conceptual framework for outbound investment controls focused on China, including Hong Kong and Macau (the “Outbound Investment Program” or the “OIP”). Further to this ANPRM, on June 21, 2024, the Treasury issued a proposed rule on outbound U.S. investments involving China that was generally consistent in its requirements with the ANPRM. On October 28, 2024, Treasury issued a Final Rule to implement the executive order of August 9, 2023. The Final Rule took effect on January 2, 2025. The Final Rule imposes investment prohibition and notification requirements on U.S. persons for certain investments in entities associated with China (including Hong Kong and Macau) that are engaged in certain activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Final Rule are in some instances prohibited altogether from making, and in other instances required to report, certain investments in Covered Foreign Persons, which are defined as “Covered Transactions.” On December 18, 2025, President Donald J. Trump signed into law the National Defense Authorization Act for Fiscal Year 2026, which includes The Comprehensive Outbound Investment National Security Act (“COINS Act”) of 2025, thereby expanding the scope of technologies covered under the OIP and granting statutory authority of the OIP. On December 23, 2025, the US Treasury published a set of FAQs additional guidance regarding the scope of the public trade securities exception which could extend the exception to additional circumstances in securities offerings. U.S. persons should consider these additional FAQs in their investment considerations.

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

More recently, the America First Investment Policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. The proposed restrictions may further deepen the uncertainties for cross-border collaboration, investment, and funding opportunities of China-based issuers, including us. It is unclear whether these challenges and uncertainties will be addressed or resolved, and how they might impact global political and economic conditions over the long term. Possible changes to the U.S. outbound investment regulations could limit or, in the worst-case scenario, eliminate our ability to raise capital or contingent equity capital from U.S. investors in the future, or our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our capital-raising capacity and our business, financial condition and prospects. If we were deemed a Covered Foreign Person and therefore be subject to the Final Rule, even though U.S. persons’ acquisitions of certain publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Final Rule, the Final Rule could still limit our ability to raise capital or contingent equity capital from U.S. investors after this offering, or our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our capital raising capacity and our business, financial condition and prospects. In such case, the value of the ADSs may significantly decline, or in extreme cases, become worthless.

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

Tuya Inc. is a Cayman Islands holding company and we rely principally on Tuya Inc.’s own capital reserves and dividends and other distributions on equity from our subsidiaries in mainland China and Hong Kong for our cash requirements, including for services of any debt we may incur. To the extent cash or assets in the business are in the PRC, including Hong Kong, or a PRC (including Hong Kong) entity, the funds or assets may not be available to fund operations or for other use outside of the PRC, including Hong Kong, due to interventions in or the impositions of restrictions and limitations on the availability of Tuya Inc. or its subsidiaries by the PRC government to transfer cash or assets. There is no assurance that the PRC government will not intervene in or impose restrictions on the ability of Tuya Inc. or its subsidiaries to transfer cash or assets.

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

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application, which will then be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. However, such internal control procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

If the preferential tax treatments and government subsidies granted by the PRC government become unavailable, our results of operations and financial condition may be adversely affected.

Our PRC subsidiaries are subject to the PRC corporate income tax at a standard rate of 25% on their taxable income, while in 2023, 2024 and 2025, preferential tax treatment was available to Tuya Information, one of our PRC subsidiaries. Tuya Information was qualified as a “High-tech Enterprise” and was entitled to enjoy a 15% beneficial tax rate for the year ended December 31, 2025. We cannot assure you that the PRC policies on preferential tax treatments will not change or that the current preferential tax treatments we enjoy or will be entitled to enjoy will not be canceled. Moreover, we cannot assure you that our PRC subsidiaries will be able to renew the same preferential tax treatments upon expiration. If any such change, cancellation or discontinuation of preferential tax treatment occurs, the relevant PRC subsidiaries will be subject to the PRC enterprise income tax (the “EIT”) at a rate of 25% on taxable income. As a result, the increase in our tax charge could materially and adversely affect our results of operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of our offshore securities offerings to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business.

Tuya Inc. is an offshore holding company and we conduct our operations in China through our PRC subsidiaries and, historically, through the former VIE. We may make loans to our PRC subsidiaries, subject to the approval from government authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiaries in China.

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our future offshore securities offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenue in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements it may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs and Class A ordinary shares.

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

In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCAA, in December 2020. Trading in our securities on U.S. markets, including the NYSE, will be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm, for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2025 after we file this annual report.

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

Our company is controlled through weighted voting rights. Each Class A ordinary share carries only one tenth (1/10) of the voting rights of each Class B ordinary share under our current memorandum and articles of association (except as required by applicable law, rules and regulations and in relation to certain reserved matters). As of March 31, 2026, there were 613,286,104 issued and outstanding ordinary shares, consisting of 543,122,851 Class A ordinary shares (including 253,461 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our 2024 Share Scheme and 5,400 Class A ordinary shares that have been repurchased by us from the open market) and 70,163,253 Class B ordinary shares. Mr. Xueji Wang and Mr. Liaohan Chen beneficially owned 77,336,747 Class A ordinary shares and 70,163,253 Class B ordinary shares, representing approximately 62.63% of the voting rights in our company with respect to shareholder resolutions relating to matters other than certain reserved matters, on the basis that Class A ordinary shares entitle shareholders to one vote per share and Class B ordinary shares entitle shareholders to 10 votes per share. As a result, Mr. Wang and Mr. Chen have significant influence over management and affairs of our company and over all matters requiring shareholder approval, including the election of directors (excluding the appointment, election or removal of any independent non-executive director) and significant corporate transactions, such as a mergers, consolidations, liquidations and the sale of all or substantially all of our assets, and other significant corporate actions. In addition, the issuance of the Class A ordinary shares, including future stock-based acquisition transactions and employee equity incentive programs, could prolong the duration of the ownership of Mr. Wang and Mr. Chen of our voting power and their ability to determine the outcome of most matters submitted to a vote of our shareholders. This concentrated control limits or severely restricts our shareholders’ ability to influence corporate matters, and therefore we may take actions that our shareholders do not view as beneficial. As a result, the market price of our ADSs or Class A ordinary shares could be adversely affected. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial, and may also discourage, delay, or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs or Class A ordinary shares.

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

Although we have declared dividends in the past, including in August 2024, February 2025, August 2025 and March 2026, we cannot guarantee that we will continue to do so in the future. We have adopted a policy on payment of dividends which however does not mandate our declaration of regular cash dividends, and investors should not rely on an investment in our ADSs or Class A ordinary shares as a source for any future dividend income. Any decision to distribute dividends remains at the full discretion of our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions (if any) received by us from our subsidiaries, our financial condition, contractual restrictions, the broader business and economic environment, as well as other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs or Class A ordinary shares will likely depend entirely upon any future price appreciation of such securities. There is no guarantee that our ADSs or Class A ordinary shares will appreciate in value or even maintain the price at which you purchased them. You may not realize a return on your investment in our ADSs or Class A ordinary shares and you may even lose your entire investment.

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

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies. However, changes in U.S. securities regulations may cause us to lose our status as a foreign private issuer and the exemptions to which we are currently entitled.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring beneficial owners of more than 10% of a public company’s securities to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

In 2025, the SEC issued a concept release seeking public comment on potential revisions to the definition of foreign private issuer under U.S. securities laws. The concept release considers whether the current criteria, such as the thresholds for U.S. ownership, voting control, board composition, and place of business, appropriately capture today’s global market realities. The SEC is evaluating whether updates are warranted to ensure consistent application of disclosure and reporting requirements under the Exchange Act and to address potential disparities between foreign private issuers and domestic issuers. If the SEC revises the definition of foreign private issuer and we no longer qualify as one, we would become subject to the same reporting and disclosure requirements that apply to U.S. domestic issuers. This change would increase our regulatory compliance burden, including the need to file periodic reports on U.S. domestic forms, prepare financial statements in accordance with U.S. GAAP, comply with U.S. proxy solicitation rules, and adhere to more extensive executive compensation and beneficial ownership disclosure obligations. Any such loss of foreign private issuer status could result in higher compliance costs, increased administrative complexity, and potential adverse effects on our investor relations and market perception.

We will incur increased costs as a public company.

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

We were likely a passive foreign investment company (a “PFIC”) for 2025 and there is a significant risk that we will be a PFIC for 2026 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences.

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties (other than certain rents or royalties derived in an active conduct of a trade or business) and certain gains. Cash is generally a passive asset for these purposes. Goodwill and other intangible assets are active under the PFIC rules to the extent attributable to activities that produce active income.

We hold a substantial amount of cash and financial investments, and while that continues to be the case our PFIC status for any taxable year may depend on the average value of our goodwill and other intangible assets. We have not obtained any valuation of our goodwill or other assets. However, the value of our goodwill and other intangible assets for any taxable year may be determined, in large part, by reference to our average market capitalization. If the value of our goodwill is determined by reference to our average market capitalization, then we were likely a PFIC for our 2025 taxable year, and there is a significant risk that we will also be a PFIC for 2026, and possibly future taxable years. Moreover, it is not entirely clear how the contractual arrangements between us and the former VIE are treated for purposes of the PFIC rules, and we may be a PFIC for the 2025 taxable year or any prior year if the former VIE is not treated as owned by us for these purposes. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. For these reasons, we cannot express an expectation as to our PFIC status for 2026 or any future taxable year. U.S. holders of our ADSs or Class A ordinary shares should consult their tax advisers regarding our PFIC status for 2025 and any other taxable year.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Such information can also be found on the Company’s investor relations website at https://ir.tuya.com.

4.B.Business Overview

A REVIEW OF 2025

In 2025, we continued to improve our operating performance and advance the execution of our AI-related initiatives, while also returning capital to shareholders through cash dividends. During the year, we achieved revenue growth and further improved profitability and operating efficiency. Our non-GAAP operating income reached a record level, and we remained profitable on a GAAP basis, primarily due to increased operating leverage, continued expense discipline and a decrease in share-based compensation.

In 2025, we continued to integrate our Spatial LLM and On-Device AI capabilities into our platform and expanded into additional product categories, including AI-powered toys. We believe these efforts enhanced the functionality of our offerings and supported broader engagement across our ecosystem, including our registered AI developer community. We also continued to declare and pay cash dividends during the year, reflecting our capital allocation approach and confidence in our business and financial position.

Business review

In 2025, our total revenue reached about US$321.8 million, a 7.8% year-over-year growth. Our overall gross margin remained stable at around 48.2%, while annual operating expenses declined by approximately 24.1% year-over-year due to continued cost discipline of the company. For the year, our non-GAAP profit from operations reached US$33.7 million, with a non-GAAP operating margin of 10.5%, validating the effectiveness and scalability of Tuya’s unique software-and-hardware integrated business model. Our non-GAAP net profit in 2025 reached US$80.1 million, with a year-over-year growth of around 6.4%. Additionally, we achieved net profit of US$57.9 million on GAAP basis, with a year-over-year growth of over ten times. This achievement enhances our flexibility at the statutory shareholders’ equity level and enables us to pursue further strategic initiatives for long-term growth.

On the cash flow side, we generated around US$81.0 million in positive operating cash flow in 2025. Following the dividend declared in February and in August, both of which have been fully paid, we ended the year with a net cash balance exceeding US$1,017.3 million, maintaining a strong liquidity position.

For PaaS business, we witnessed a more diversified and dynamic developer base, contributing to solid year-over-year growth across all categories. Our product category structure has become increasingly balanced and diversified, aligning with the trend of customers expanding their product lines. In a highly fragmented and dispersed global consumer electronics market, the widespread adoption of technology continues to drive innovations across diverse product categories. The increasing variety of smart devices is fostering a more comprehensive approach to Spatial Intelligence, enhancing user convenience and comfort, ultimately progressing toward the vision of an interconnected and interactable intelligent ecosystem.

Our Smart Solution business continued to gain traction, particularly among top-tier customers, achieving approximately 8.9% year-over-year growth in 2025. For instance, in response to the French government’s energy subsidy initiative, we supported our French customers in becoming among the first to meet the national energy efficiency subsidy standards, helping households lower energy consumption. At this stage of smart technology development, whether in consumer electronics or industry-specific applications, a rich ecosystem of smart devices is essential for top-tier customers. In this regard, Tuya possesses a significant advantage over the market with its expansive developer ecosystem, and Smart Solution further enhances our ability to support customers, strengthen engagement, and boost their market competitiveness.

We remain committed to building a robust developer ecosystem. As of the end of 2025, the number of registered developers on our platform reached around 1.8 million, with over 1.2 million SKUs of smart devices developed on Tuya’s platform, spanning more than 3,200 product categories. We continue to foster an extensive ecosystem by, for example, integrating with Google Home APIs to create a seamless smart home experience and collaborating with Chery to establish a new “vehicle-home interconnectivity” ecosystem. At the same time, we are dedicated to expanding Tuya’s global influence, positioning ourselves as a reliable partner for customers and developers worldwide. Our HEMS solution was recognized in the United Nations Global Compact (UNGC) report, “20 Best Corporate Sustainability Practices in 20 Years,” highlighting Tuya’s commitment to sustainability. Additionally, we achieved a Wind ESG rating of “A,” and we were included in the S&P Sustainability Yearbook China Edition.

Development of device and edge AI

AI Agent Development Platform

We launched our Tuya AI Agent development platform in 2024 and continuously invested and upgraded such platform, further enhancing the capabilities in AI hardware development. Adopting an LLM-agnostic architecture, the platform currently supports seamless integration with various leading large language models (LLMs), including ChatGPT, Qwen, DeepSeek, Doubao, Mistral’s Le Chat, Gemini, Amazon Nova, and Claude, among others.

By building a middleware layer that connects foundational model capabilities with device functionalities, the platform significantly lowers the technical barriers for developers to build AI devices and applications. Developers are empowered to flexibly select the most appropriate models based on their business requirements and accelerate product development using the templates, capability components, and scalable frameworks provided by the platform.

At the platform capability level, we further introduced a workflow orchestration mechanism and a skills framework. Developers can visually orchestrate the task workflows of AI Agents, combining perception, reasoning, device control, and service capabilities. Simultaneously, frequently used capabilities can be encapsulated into reusable skillsets, thereby enabling the construction of more flexible and scalable AI applications. Furthermore, we introduced an AI autonomous workflow planning capability, allowing AI Agents to automatically plan multi-step task workflows based on user objectives. This further elevates the autonomous decision-making capabilities of smart devices in complex scenarios.

●	Multimodal AI Interaction. To elevate the interactive experience between AI and devices, we introduced multimodal AI interaction capabilities to the platform. This enables devices to understand and process various input formats, such as voice, images, video, and text, and generate corresponding multimodal outputs. This capability allows smart devices to understand user needs and environmental states more naturally. For instance, in scenarios like family companionship, pet interaction, and home management, devices can conduct comprehensive analyses using multimodal information to provide smarter and more personalized service experiences.
●	Long-Term Memory and Emotional Intelligence. Tailored for long-term interaction and companion device scenarios, we built a genuine long-term memory capability within the platform that simulates human memory mechanisms. Our system simulates the human process of memory formation and updating through memory extraction, user persona knowledge graphs, dynamic confidence evaluation, and forgetting mechanisms. This enables AI Agents to gradually develop a more stable and personalized understanding of users over long-term interactions.

Concurrently, we integrated emotional recognition capabilities into the platform, allowing AI to identify emotional changes in user speech or behavior. This facilitates a more natural and emotionally resonant interactive experience in companionship, education, and other interactive scenarios.

AI Hardware Developer Components

To lower the barriers to AI hardware development, we launched a comprehensive suite of AI hardware panel components for developers. Developers can directly invoke various AI capabilities in a modular fashion, eliminating the need for complex development from the ground up.

These components encompass functional modules such as voice cloning, character customization, dialogue record organization, memory management, voiceprint recognition, and emotional recognition. They empower developers to rapidly build AI-capable hardware products and interactive interfaces.

Through these modular components, developers can complete the functional design and user experience construction of AI hardware products in a significantly shorter timeframe, drastically reducing the complexity of AI product development.

AI Coding for Hardware Development

To further reduce the threshold for AI hardware development, we introduced the AI Coding development panel. Developers can describe their requirements using natural language, and the AI will automatically generate the relevant functional code and device logic.

This capability currently supports multiple categories, including AI hardware devices, electrical, and lighting equipment. It enables developers to complete device functional development and product prototyping much faster, thereby significantly boosting development efficiency and shortening the product development cycle.

OVERVIEW

We are a global leading AI cloud platform service provider with a mission to build an AIoT developer ecosystem and enable everything to be smart. We have pioneered a purpose-built AI cloud developer platform that delivers a full suite of offerings, including Platform-as-a-Service (“PaaS”), Software-as-a-Service (“SaaS”) and Smart Solutions to developers of smart device, commercial applications, and industries. Through our AI cloud developer platform, we have activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness. We are the largest third-party AI cloud platform offering PaaS in the global market of PaaS in terms of the volume of smart devices powered in 2025, according to CIC.

We deliver a variety of offerings. Our PaaS offering enables businesses, including original equipment manufacturers (“OEMs”) and brands, and developers to develop, launch, manage and monetize software-enabled smart devices and services. Our SaaS offering for those who use smart devices includes industry SaaS that enables businesses to deploy, connect, and manage large numbers and different types of smart devices in different vertical scenarios for spatial intelligence, cloud-based software value-added services that provide end users with additional smart scenario features such as cloud storage, AI audio and video interaction, and Cube Smart Private Cloud Solution that enables large-scale conglomerates to build their own autonomous and controllable smart business platforms. We also offer businesses, developers and end users a diverse range of other cloud-based value-added services to improve their ability to develop and manage IoT experiences. Additionally, we offer smart solutions for smart devices in which we provide customers with smart devices that integrated AI and intelligent software capabilities beyond IoT.

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

Our offerings enable customers across a broad range of industry verticals, such as smart home, smart business, renewable energy, education, agriculture, outdoors and sport, and entertainment. We have cultivated a large and diversified customer base, primarily including brands, OEMs, industry operators and system integrators. Starting from the end of 2021, we have been strategically optimizing our customer base to focus more on key account enterprises. In 2025, we served approximately 5,900 customers and our AI cloud platform empowered approximately 3,800 brands to develop their smart devices, including leading brands and enterprises such as Calex, Philips, Schneider Electric, Sharp, ABB, SCG, Panasonic, Changhong, TCL, Midea, etc. Our PaaS currently enables businesses and developers across over 200 countries and regions globally to develop smart devices in approximately 3,200 categories. We have established a large and active community of over 1.8 million registered AIoT device and software developers as of December 31, 2025.

In the past, our business has scaled rapidly by leveraging our strong software and robust platform-based delivery capabilities. However, prior to the second half of 2023, the global consumer electronics industry went through a headwind cycle, primarily due to global high inflation and supply-chain-wide destocking. Thanks to industry-wide efforts and moderately declining inflation, the downstream inventory level gradually returned to normal in the second half of 2023.

Throughout 2025, despite a complex and evolving operating environment, the industry sustained its growth trajectory, supported by normalized inventory levels and a strategic focus on high-value intelligent solutions. We believe the accelerated adoption of generative AI and LLMs in 2025 has moved beyond conceptual stages into deep, scenario-based integration, significantly increasing the penetration of smart devices and applications across both consumer and industrial sectors. With the effective execution of our customer and product strategies, coupled with the utilization and innovation of emerging technologies, our revenue increased by 7.8% to US$321.8 million in 2025 from US$298.6 million in 2024. Our net profit increased from US$5.0 million in 2024 to US$57.9 million in 2025. See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Discussion of Results of Operations.”

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

Based upon our Tuya AI cloud platform, we offer the following major cloud-based products and services:

●	PaaS. PaaS provides brands and OEMs with a common software infrastructure and ready-to-use software and development tools that they need to develop, manage and upgrade smart devices. PaaS combines cloud-based connectivity and basic IoT services, edge capabilities, app development and device optimization solutions, which we believe are the most fundamental elements of enabling a product with IoT. Our platform allows customers to simultaneously work with multiple public cloud solutions, such as Amazon Web Services, Microsoft Azure, Alibaba Cloud and Tencent Cloud, as well as their private cloud infrastructures, with the flexibility to switch among them if needed. Our PaaS transforms traditional products into IoT-enabled products with computing, storage and networking capabilities on the “edge,” laying the foundation for a low code or no code development environment. We also provide a suite of developer tools and cloud-based services for customers to personalize or develop IoT applications that connect to our AI cloud platform and manage their smart devices for a variety of use cases. In addition, we are integrating more AI capabilities into our platform and offering them to developers in the form of PaaS, enabling more intelligent and versatile application development.

●	SaaS. We offer industry SaaS, vertical-focused software solutions for spatial intelligence in different industry verticals. Businesses, such as hotel operators or property managers, leverage our SaaS solutions to intelligently manage their operations based on connected smart devices, thereby creating more smart scenes, improving user experiences and operating efficiency or optimizing costs by conducting better energy management. We also offer cloud-based software value-added services to business customers or end users that provide additional smart scenario features such as cloud storage, AI audio and video interaction. Our SaaS offerings are fully integrated with our IoT cloud infrastructure, device management apps and user apps, for customers to use in a plug-and-play manner. In addition, we will be continuously enriching our SaaS portfolio with more AI-powered services—such as energy management strategies, AI-driven interactive content—to further enhance the value and user experience for end users.

OUR PRODUCTS AND SERVICES

We offer our products and services to all key AIoT stakeholders. We set out to offer PaaS to customers developing smart devices, including brands and their contracted OEMs. Over time, we have extended our offerings to those who use smart devices. We offer SaaS including industry SaaS that enables businesses to deploy, connect, and manage large numbers and different types of smart devices in different vertical scenarios for spatial intelligence, cloud-based software value-added services that provide end users with additional smart scenario features, such as cloud storage, AI audio and video interaction, and Cube Smart Private Cloud Solution that enables large-scale enterprise customers to build their own autonomous and controllable smart business platforms. We also offer businesses, developers and end users a diverse range of other cloud-based value-added services to improve their ability to develop and manage IoT experiences. Additionally, we offer Smart Solution for smart devices in which we provide customers with smart devices that integrated AI and intelligent software capabilities beyond IoT.

For Business Customers Developing Smart Devices

PaaS

Our PaaS is an integrated, all-in-one product for brands and OEMs to build and manage smart devices.

Our PaaS combines cloud-based connectivity and basic IoT services, edge capabilities, app development, and device optimization solutions which we believe are the most fundamental elements of IoT capabilities. Customers can also leverage our developer toolkits, including SDKs and open APIs, to customize for desired use cases and functionalities.

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

Our PaaS offers developers, many of whom work for brands and OEMs, a portal through which they can access a variety of software and development tools, as illustrated in the screenshots below.

●	IoT edge capabilities. To become “smart,” a device must have key capabilities such as connectivity, storage and data processing, which we call “edge” capabilities, embedded in modules installed on the device. Our PaaS offers a library of edge capabilities for customers to choose from, as well as visualized, simple tools and dashboards for them to quickly find what they need. Our PaaS currently supports all mainstream wireless technologies, including Wi-Fi, Bluetooth, ZigBee, Thread, Matter and other IoT edge capabilities.

The below screenshot illustrates the interface through which developers can leverage PaaS to embed edge capabilities.

The edge capabilities we offer are all pre-coded and ready-to-use, giving customers shorter time-to-market than writing the codes from scratch.

●	App development. An easy-to-use app is key to a superior AIoT experience. We offer “white label” apps with minimal modification required to give customers the shortest time-to-market. This “one-app-for-all” approach enables end users to manage multiple devices, even those from different brands and categories, using one app only. Our customers may choose to engage us to design tailor-made apps or, in many more cases, customize the apps themselves or through third-party developers with development tools that we offer.

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

Our PaaS also includes the following ancillary business related or technical related value-added services:

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

Our PaaS offers an all-agnostic development environment across diverse cloud services, IaaS, device categories, edge capabilities and hardware architectures, allowing customers to simultaneously work with multiple public or private cloud infrastructure and with the flexibility to switch among them if needed, develop their product portfolios with different communication protocols and IoT chips, and leverage the differentiated capabilities and advantages of various LLMs to better suite their smart devices. This flexibility is valued by customers because it enables them to scale up their product portfolios as well as to cater to the broadest user bases across global markets, as different brands may have different preferences over cloud infrastructures, chips, and LLMs, etc., from commercial or compliance perspectives. In addition, according to CIC, we are the world’s first IoT cloud development platform at scale that is cloud-agnostic.

The following flow chart illustrates how we connect and empower key stakeholders surrounding our PaaS, i.e., chip vendors, brands (including retailers offering private-label smart devices) and their contracted OEMs, distribution channels, as well as end users. For more information about the value-added services we provide directly to end users, see “—For Business Customers and End Users Using Smart Devices.”

Smart Solution

In 2023, we upgraded our product strategy to further enhance our software-and-hardware integrated business model by expanding beyond PaaS into a more comprehensive hardware solution model. This strategic shift aims to provide developers and customers not only with advanced software capabilities, but also with competitive, ready-to-deploy smart hardware solutions. Under this strategy, we offer smart solutions for smart devices, which target selected sophisticated and high-value potential smart device categories, to our customers such as brands and telecom operators in the form of delivering finished smart devices that integrated AI and intelligent software capabilities beyond IoT. As this business has grown to represent a larger share of our overall smart device business, we officially renamed the business line from Smart Device Distribution to Smart Solution starting in 2024. Our Smart Solutions cover both our core smart home offerings and a broader range of commercial verticals—including hospitality, real estate, mobility, and renewable energy. In 2025, we continued to scale this business by targeting high-value product categories such as AI-powered emotional companionship products and residential energy management.

Our Smart Solution enables these customers to benefit from smart devices with more self-developed, integrated AI and smart software capabilities beyond IoT. These include advanced algorithms for multimodal interaction, mapping, streaming media, and software protocols for gateways, among others. Leveraging refined software and hardware integration, we empower our customers to expand their market share while continuing to optimize our revenue streams and overall business scale for Smart Solutions.

We also believe that the efficient distribution of Tuya-powered smart devices to target audiences benefits our long-term competitive edge and sustainability. To this end, we strategically offer some of our customers, mainly brands and system integrators, who prefer not to deal with a multiple OEMs option to purchase directly from us finished smart devices deployed with PaaS sourced from qualified OEMs. These customers typically place purchase orders directly with us by specifying the type of smart devices. We then source devices for these customers from qualified OEMs selected based on the type of products, hardware specifications and other metrics. We earn the difference between the prices at which the products are sourced and sold.

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

Set out below are a few examples of our industry SaaS and the use cases they enable:

●	AI home energy management system (“AI HEMS”) SaaS solution is a software-based home energy management solution featuring multiple AI capability innovations, including AI load identification, AI energy insights, AI energy scheduling, and AI energy returns. It is designed not only to help households and property managers gain deeper visibility and control over home electricity usage, but also to maximize energy efficiency through intelligent forecasting, automatic adjustment, and coordinated energy control. It enables smarter energy decisions, reduces unnecessary consumption, and supports the transition toward low-carbon, intelligent living environments.
o	For example, in power generation forecasting, AI HEMS SaaS solution can analyze future weather conditions to predict power generation with AI capabilities. Meanwhile, users can also leverage AI to analyze electricity market and core energy service provider pricing data for a dynamic pricing prediction. Powered by AI algorithms such as NILM (Non-Intrusive Load Monitoring), it can identify energy usage by individual appliances and estimate their respective shares of electricity usage. Combined with household electricity consumption profiles, it predicts future electricity demand with AI. By comprehensively considering parameters such as battery capacity and charge/discharge power, it ultimately formulates an AI HEMS operation strategy for optimal returns across solar energy generation, storage, charging, and consumption.
o	We also launched our plug-and-start micro solar-storage integrated solution. Driven by energy supply-demand tensions and favorable policies, plug-and-start micro solar-storage systems are experiencing rapid growth. The prominent advantage of this solution lies in its convenient plug-and-start installation by integrating the capabilities to convert, store, and maintain solar energy. Combined with our dynamic price analysis and AI energy scheduling capabilities, it enables smart charging and discharging, reducing electricity bills while decreasing reliance on traditional energy sources.
o	Furthermore, leveraging our unique open platform and rich partner ecosystem, we have achieved efficient interconnection among energy storage devices, metering devices, home appliance brands, and energy service platforms. This novel integration model of smart home and energy ecosystems endows the energy solution with unique value. It not only effectively alleviates grid loads and achieves peak shaving and valley filling, but also provides users with a more convenient and intelligent one-stop energy management experience, making green living truly accessible.
●	Smart hotel/apartment SaaS solution offers a management solution for hotels and resorts, designed to not only provide convenience for hotel guests, but also drive automation, efficiency and responsiveness for the hospitality industry. For apartments, we also offer a toolkit for landlords and rental apartment operators to connect smart door locks, sockets and other smart devices to increase the value of their properties and make them easier to manage. It is compatible with all mainstream property management systems (“PMS”), as well as customers’ own systems purpose-built for a wide range of use cases, including campuses, offices and other commercial facilities.
o	Our Smart Hotel/Apartment SaaS solution allows the management to monitor different aspects of hotel services, such as housekeeping, guest traffic control, property surveillance and maintenance, from a single control point. In our Smart Hotel/Apartment SaaS solution, we have integrated both wired protocols (KNX, DALI, etc.) and wireless protocols (ZigBee, Bluetooth Mesh, WiFi, etc.), enabling more Tuya ecosystem products and third-party standard products to be incorporated into our system. This integration facilitates owners and integrators in transitioning from small-scale scenarios to medium-scale projects and even building system integration. Additionally, this SaaS capability acts as the foundational intelligence for Tuya spatial AI, achieving deep integration with various Tuya AI Solutions, including Tuya Energy Management System and Whole House SaaS Solutions
o	The hotel experience – guests staying at a hotel utilizing our smart hotel app can personalize their surroundings without having to adjust every individual device. Hotels are also able to save on utilities bills by taking advantage of human activity detection-based lighting and air conditioning in public areas and guest rooms.

o	The resident experience – residents can monitor energy and utilities usage, create simple one-click actions to streamline routines or create access credentials for all guests. Apartment managers can monitor apartment maintenance more efficiently through our smart apartment software.

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

Cloud-based software value-added services

Since inception, we have allowed end users to connect to our platform to access a variety of basic cloud-based services, such as receiving app updates, for free. We also provide cloud-based value-added service technologies to our business customers, enabling them to serve end users while sharing revenue with us, or we offer end users the option to pay a fee to access a curated suite of cloud-based software value-added services with the resulting revenue shared with the business customers responsible for serving those end users:

●	Cloud Storage – A cloud-based service that allows end users to revisit and replay content captured by their smart devices, such as pictures for memorable moments throughout the day or heartwarming interactions with pets.
●	AI audio and video – AI-powered interactive experiences that support customized natural and emotional engagement. For example, an AI voice assistant for emotional companionship products (such as AI-powered interactive devices) can dynamically adjust its personality traits, voice, or accent to deliver emotional value or meet specific user interaction needs in various scenarios via LLM integration.
●	Push messaging – sends users SMS text messages when a specific event (e.g., fire alarm going off) happens;
●	Content – a library of digital content that enhances users’ AIoT experience, such as music, podcasts and even a bedtime story that users can ask their Tuya-powered virtual assistant to tell for their kids; and
●	Others – various other cloud-based value-added services, such as stream media, among others.

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

As one of our core long-term strategies, we will continue our innovation of Cube. For example, in 2023, we expanded and refined our product matrix, improved delivery efficiency, reduced operational costs for our clients and expanded AI capabilities while fostering deeper collaborations with global conglomerates. The introduction of the Cube, Cube Lite and Cube Edge product matrices in 2023 further diversified the applicability of Cube across different scenarios. These launches provided our customers with a wider range of choices, tailored to the specific requirements of vertical industries and enterprises of different sizes. In 2025, we further optimized Cube’s modular architecture and product matrices, including Cube, Cube Lite, and Cube Edge, allowing enterprises to deploy SaaS-like vertical solutions with the security of a private cloud. By enhancing our AI capabilities within Cube, we provided our clients with more intelligent and efficient vertical solutions to address complex business challenges. Cube remains our strategic engine for securing long-term collaboration opportunities with global key accounts.

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

AEP includes Tuya Platform Applications and Developer Kits that allow us to deliver PaaS, SaaS and other value-added services.

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

We have deployed seven data centers hosted worldwide, including in China, the United States, Europe, India and Singapore.

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

RESEARCH & DEVELOPMENT

Our leadership is built by our teams who are passionate about IoT. As of December 31, 2025, we had 1,026 research and development employees, representing approximately 70% of total employees. Our research and development team primarily consists of technology and platform development engineers responsible for (i) developing and iterating proprietary IoT technologies (e.g., TTP and AEP) and implementing enhancements and upgrades to our AI cloud platform; (ii) building AI engineering capabilities by developing AI agents and integrating key AI functions into our platform; (iii) developing and upgrading our products, including PaaS, Cube and SaaS; and (iv) optimizing our internal operational systems and technologies. Our research and development team members have on average over ten years of experience across a significant number of different subject areas such as IoT, industry design, cloud computing, AI and machine learning.

In 2025, our research and development initiatives on AI yielded advancements in following technological innovation and product development:

●	AI Agent Development Platform: we launched the Tuya AI Agent development platform, a significant enhancement to our AI capabilities. This platform is designed to be LLM-agnostic and currently supports integration with a broad range of mainstream LLMs, including ChatGPT, Qwen, DeepSeek, Doubao, Le Chat by Mistral, Gemini, Amazon Nova, and Claude, among others. By abstracting the complexities involved in building AI devices and applications from scratch, the platform serves as a critical middleware layer that connects LLM capabilities with practical, real-world use cases. Developers are empowered to select the most appropriate LLMs for their specific business and market requirements, and can accelerate product development through Tuya’s pre-built templates and customizable solutions.

●	Spatial LLM: we introduced Spatial LLM, a generative AI solution that integrates large language models with real-time spatial data and smart device context within the Tuya ecosystem. Spatial LLM bridges the gap between applying general-purpose LLMs and specific AIoT business scenarios by enabling intelligent scene analysis, adaptive automation, and optimized decision-making. In energy management scenarios, Spatial LLM analyzes real-time consumption data across devices and environments to generate tailored energy-saving and emission-reduction strategies. The solution has been deployed across industrial, commercial, and residential settings, improving operational efficiency, reducing energy costs, and enhancing user experience through AI-driven scenario awareness and control.

Our AI cloud platform and proprietary cutting-edge IoT technologies have been developed in-house. We have invested substantially in research and development and we expect to continue to devote significant resources to research and development activities and incur a substantial amount of research and development expenses to enhance our competitive edge. In 2023, 2024 and 2025, we incurred research and development expenses of US$102.3 million, US$95.0 million and US$89.7 million, representing 44.5%, 31.8% and 27.9% of our total revenue for the same years, respectively. These investments have continued to result in the launch of innovative products that have helped us attract new customers and increase sales to our existing customers.

BRANDS WE SERVE

Our growth strategies are tailored around the brands we serve and their contracted OEMs. For leading brands and their OEMs in target categories and those with large demands in our products, we are focused on providing bespoke support and services by, for example, offering free trials of product enhancements and new features and functionality. In 2025, our PaaS empowered a total of over 3,800 brands to develop smart devices.

Substantially all of the brands we serve relate to our PaaS business. We typically do not enter into agreements in relation to PaaS business directly with the brands and instead enter into agreements with their contracted OEMs. In these circumstances, we consider such OEMs to be our customers. In limited circumstances, we also enter into agreements directly with brands in relation to certain value-added services, in which case we also consider such brands to be our customers.

OUR CUSTOMERS

We define our customers as entities from whom we generate revenues for the products and services we provide. We had approximately 5,900 customers in 2025, primarily including brands, OEMs, industry operators and system integrators. Starting from the end of 2021, we have been strategically optimizing our customer base, to focus on key account enterprises. In 2025, our PaaS empowered over 3,800 brands to develop their smart devices, including leading brands and enterprises such as Calex, Philips, Schneider Electric, Sharp, ABB, SCG, Panasonic, Changhong, TCL, Midea, etc. As we have cultivated a large and diversified customer base across different industry verticals, we believe that none of our customers is material to our total revenue. We provide online customer support services and tools for our customers to submit customer complaints and service requests anytime and anywhere.

We use the dollar-based net expansion rate for PaaS as a useful indicator of our customers’ loyalty and tendency to expand their usage of our platform over time. The dollar-based expansion rate for PaaS experienced a decline prior to early 2023 due to significant events that had adversely affected the global economy, including (i) shipping disruptions in late 2021 that delayed product deliveries and affected holiday sales; (ii) persistent inflation that dampened consumer sentiment; and (iii) supply-demand mismatch that led to an excess of inventory for downstream enterprises. As a result, our dollar-based net expansion rate of PaaS declined in early 2023. In the second half of 2023, with the easing of the downstream inventory backlog and the gradual recovery of the global economy, coupled with the effective customer-focus and product enhancement strategies we adopted to navigate through the macroeconomic headwinds, the dollar-based net expansion rate for PaaS rebounded and improved. Driven by increasing demand amid the global economic recovery and supply chain normalization in 2024, and our strategic focus on customer needs and product enhancements, the dollar-based net expansion rate for PaaS improved to 116% as of March 31, 2024, 127% as of June 30, 2024, 124% as of September 30, 2024, and 122% as of December 31, 2024, compared to the same period in 2023. The dollar-based net expansion rate for PaaS moderately declined to 102% as of December 31, 2025, reflecting the normalization of growth patterns among some of our customers with large revenue contribution following a period of rapid expansion in 2024, and our shifted strategic focus prioritizing new customers acquisition, who are currently in the initial ramp-up phase and expected to drive long-term expansion.

For more information about the mismatch between supply and demand in the global consumer electronics sector and the risks that it poses to us and our customers, see “Item 3. Key Information—3.D.Risk Factors—Risks Related to Our Business and Industry—We operate in an emerging and evolving market, which may develop differently from or more slowly than we expect. If our market does not grow as we expect, or if we cannot expand our products and services to meet the demands of this market, our revenue may decline, or fail to grow, and we may continue to incur operating losses.” For a detailed discussion of the dollar-based net expansion rate for PaaS and certain other key operating metrics, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Key Operating Metrics.”

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

We are committed to nurturing our developer community and have taken initiatives to boost developer engagement. By the fourth quarter of 2025, our registered developer base had grown to over 1.8 million. Our TuyaOS low-code development framework currently supports over 2,300 types, covering all protocols and categories within the Tuya platform. Additionally, we have created over 1,200 development documents, and our developer forum has amassed more than 14,000 technical support posts. Our development tools have also evolved to support more self-service operations, further solidifying the foundation for expanding the developer community.

INTELLECTUAL PROPERTY

We rely on a combination of patent, copyright, trade secret and trademark laws as well as contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements. We also maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. As of March 31, 2026, we had registered 742 patents, 1,611 trademarks, 203 copyrights and 134 domain names in China and overseas. We have registered “Tuya” and “Powered by Tuya” as trademarks.

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

We have completed information security, privacy and compliance certifications/validations with the consultation of various global agencies, and now serve as a reliable AIoT platform with comprehensive certificates. We have obtained the ISO 27001 Information Security Management System Certificate, ISO 27017 Certificate for Information Security of Cloud Services and ISO 27701 Certificate for Protection of Personally Identifiable Information, and the recently established ISO/IEC 42001 Artificial Intelligence Management System Certificate, demonstrating our proactive commitment to responsible and ethical AI governance. Furthermore, we are fully committed to complying with the GDPR and CCPA. We have also worked with top privacy compliance and cybersecurity firms, such as TrustArc, ioXt Alliance and Palo Alto Networks, for privacy management and penetration testing.

As of the date of this annual report, we have not received any material claim from any third party against us on the ground of infringement of such party’s right to data protection as provided by the Civil Code of the PRC or any applicable laws and regulations in other jurisdictions, and we have not experienced any material data loss or breach incidents.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

We are committed to promoting corporate social responsibility and sustainable development and integrating these principles into all major aspects of our business operations. Corporate social responsibility is regarded as a core component of our growth philosophy and is pivotal to our ability to create sustainable value for our shareholders, partners, customers and employees, while embracing diversity and serving the broader public interest. In 2025, we received an A rating from Wind, and were also included in the S&P Global Sustainability Yearbook (China Edition) 2025, recognizing our continued efforts and achievements in ESG.

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

As we do not operate any production facilities, we are not subject to material health, work safety, social or environmental risks. To ensure compliance with applicable laws and regulations, our human resources department will, if necessary and after consultation with our legal advisors, adjust our human resources policies to accommodate material changes to relevant labor and safety laws and regulations. In 2025 and up to the date of this annual report, we have not been subject to any fines or other penalties due to non-compliance in relation to health, workplace safety or environmental regulations, and have not had any accident or claim for personal or property damage made by our employees which had materially and adversely affected our financial condition or business operations.

Supporting the Community

As a company with a strong sense of and commitment to social responsibility, we have in recent years launched a series of non-profit events and campaigns as part of our corporate social responsibility efforts.

●	In September 2023, we donated smart devices with a total value of RMB0.4 million to Dashu Town, Chun’an District, Hangzhou, to promote rural revitalization and poverty alleviation.
●	In November 2023, we donated smart devices with a total value of RMB0.5 million to Seda County in Sichuan, aiming to drive the infrastructure development in disadvantaged regions.
●	In December 2024, we donated supplies with a total value of around RMB0.4 million to Derong County in Ganzi, Sichuan, to support underprivileged areas and contribute to regional development.
●	In December 2024, we donated supplies with a total value of around RMB35.2 thousand to Luniu Town in Hangzhou, through the Zhejiang Association for Science Popularization to support rural revitalization.
●	In December 2024, we donated products with a total value of around RMB0.1 million to Zhejiang International Studies University to support the enhancement of its smart infrastructure.
●	In December 2024, we donated smart devices with a total value of around RMB25.9 thousand to the migrant workers’ school in Hongtang Street, Ningbo, to help create a better learning environment for the children.
●	In December 2025, we donated smart devices with a total value of around RMB74.3 thousand to Zhejiang International Studies University, to support the enhancement of its smart infrastructure.
●	In December 2025, we donated smart devices with a total value of around RMB107.8 thousand to The Hong Kong University of Science and Technology (Guangzhou), to support the enhancement of its smart infrastructure.

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

As a technology company, we do not currently have any material liabilities relating to health, work safety and environment, and do not expect that we will incur any material liabilities in this regard which could have any material adverse impact on our business and operating results. However, potential risks associated with climate change or other climate-related issues may have financial implications for us. For instance, extreme weather conditions may cause suspension or disruption to our business operations and have an impact on our financial condition. Extreme weather may also cause disruptions for our suppliers, which may in turn adversely impact our ability to serve our customers and end users. In 2025 and up to the date of this annual report, our business, results of operations and financial condition have not been materially and adversely impacted by any climate-related incidents.

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

COMPETITION

The global AIoT platform market is rapidly evolving. We compete in the ordinary course of business with technology companies providing AIoT services and solutions, internet-related services and products for AIoT, and AIoT-enabling platforms, and e-commerce companies offering AIoT-related cloud products and services.

We may, from time to time, face competition from both large, well-established IoT service providers, and less-established IoT companies or companies that offer capabilities that compete with some of our offerings. However, the global IoT and AIoT platform market has also been facing headwind in 2023, with certain players in the IoT field who are engaged in business similar to our PaaS business announcing the termination of their IoT platform services. The global AIoT platform market is rapidly evolving. Following significant industry consolidation, the 2025 landscape now prioritizes fully integrated architecture and spatial intelligence. According to CIC, we are the world’s largest independent and cloud-agnostic AIoT platform by device volume in 2025, supported by our comprehensive full-stack capabilities across cloud, edge, and device.

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

The following table sets forth details of licenses, permissions and approvals held by our PRC subsidiaries that are material to current business operations in China, and the former VIE did not hold any such material licenses, permissions or approvals.

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

In the view of Jia Yuan Law Offices, our PRC legal counsel, we had complied with the relevant applicable PRC laws relating to the required licenses, permissions and approvals to business operations in China in all material respects in 2025 and up to the date of this annual report. Based on its understanding of the relevant PRC laws and regulations, our PRC legal counsel has also advised us that, to the best of their knowledge, there should be no material legal impediment for us to renew these licenses, permissions and approvals as long as we comply with the relevant legal requirements and we take all necessary steps and submit the relevant applications in accordance with the requirements and schedules prescribed by the applicable PRC laws and regulations.

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

In recent years, the PRC government has increasingly tightened the regulation of cybersecurity, and indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. See “Item 3. Key Information—Recent PRC Regulatory Developments.” As of the date of this annual report, we have not been required to go through a cybersecurity review by the CAC, or required to obtain any permission from, or complete any filing with, the CSRC in connection with our prior public offerings or maintaining the listing status on applicable stock exchanges. Nor have we received any formal inquiry, notice, warning, sanction, or any regulatory objection in relation to cybersecurity review from the CSRC, the CAC or any other PRC regulatory agencies that have jurisdiction over our operations. There remains substantial uncertainty as to how PRC legislative, administrative and regulatory authorities will interpret, implement and enforce existing laws and regulations in this area, and whether existing requirements will be further refined or new laws, regulations, rules, implementing measures or interpretations will be promulgated. As a result, the potential impact of such laws, regulations and regulatory developments on our business operations, our ability to accept foreign investments and conduct follow-on offerings, and our listing status on, or ability to remain listed on, applicable stock exchanges remains uncertain. For details of related risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The filing, approval or other administration requirements of the CSRC, the CAC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities offerings.”

REGULATIONS

Regulation Relating to Foreign Investment

Investments activities in China by foreign investors are principally governed by the Encouraged Industries Catalog for Foreign Investment (2025 version) (the “Catalog”), which was promulgated by the Ministry of Commerce (“MOFCOM”) and the National Development and Reform Commission (the “NDRC”) on December 15, 2025 and became effective on February 1, 2026 and the Special Administrative Measures for Foreign Investment Access (Negative List 2024) (the “Negative List (2024)”), which was promulgated by the MOFCOM and the NDRC on September 6, 2024 and became effective on November 1, 2024. The Catalog and the Negative List (2024) set forth the industries in which foreign investments are encouraged, restricted and prohibited. Industries that are not listed in any of these three categories are generally open to foreign investment unless otherwise specifically restricted by other PRC rules and regulations. Article 6 of the Interpretation Note of the Negative List (2024), which is consistent with Article 6 of the Interpretation Note of the Negative List 2021, provides that, where a domestic enterprise engaged in the business in the prohibited areas of the Negative List (2024) seeks to issue and list its shares overseas, it shall complete the examination process and obtain approval of the relevant competent authorities of the State, the foreign investor shall not participate in the operation and management of the enterprise, and its shareholding percentage shall be subject to the relevant provisions on the administration of domestic securities investment by foreign investors. On January 18, 2022, the NDRC held a press conference to further clarify the position of Article 6 above, during which the spokesman made it clear that Article 6 shall only be applicable to the situations where domestic enterprises were seeking a direct overseas issuance and listing (i.e., H-shares listing).

According to the Negative List (2024), the foreign equity interest ownership of entities that engage in value-added telecommunications business (except for e-commerce, domestic multiparty communication, storage and forwarding and call center) must not exceed 50%.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC (the “Foreign Investment Law”), which took effect on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-Invested Enterprise Law of the PRC and became the legal foundation for foreign investment in the PRC. On December 26, 2019, the State Council issued the Regulations on Implementing the Foreign Investment Law of the PRC, or the Implementation Rules, which took effect on January 1, 2020 and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law of the PRC and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC. Pursuant to the Foreign Investment Law and the Implementation Rules, the existing foreign-invested enterprises established prior to the effective date of the Foreign Investment Law are allowed to keep their corporate organization forms for five years from the effectiveness of the Foreign Investment Law before such existing foreign-invested enterprises change their organization forms and organization structures in accordance with the Company Law of the PRC, which was last amended in December 2023 and came into effect on July 1, 2024, the Partnership Enterprise Law of the PRC and other applicable laws. Pursuant to the Company Law, shareholders of a limited liability company must pay in their subscribed registered capital in full within five years from the date of establishment of the company or the date of its capital increase, and companies established before July 1, 2024 should gradually adjust their capital contributions to meet this new requirement. The Company Law also involves aspects of the company’s organizational structure, corporate governance, and the rights and obligations of shareholders, which also apply to foreign investment enterprises in the PRC.

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

The Cybersecurity Law of the PRC, or the Cybersecurity Law, was initially adopted by the SCNPC on November 7, 2016, and most recently amended on Octorber 28, 2025, with such amendments taking effect on January 1, 2026. Regarded as the fundamental law in the area of cybersecurity in China, the amended Cybersecurity Law regulates network operators and others from the following perspectives: the principle of cyberspace sovereignty, security obligations of network operators and providers of network products and services, protection of personal information, protection of critical information infrastructure, data use and cross-border transfer, network interoperability and standardization. Notably, the recent amendments substantially increase the maximum financial penalties for cybersecurity violations (up to RMB 10 million), expand extraterritorial jurisdiction over overseas entities endangering China’s cybersecurity, and introduce new statutory requirements for artificial intelligence ethics, risk monitoring, and safety oversight. Network operators shall, according to the requirements of the rules for graded protection of cybersecurity, fulfill security protection obligations, so as to ensure that the network is free from interference, damage or unauthorized access, and prevent network data from being divulged, stolen or falsified. In addition, network operators that collect personal information shall follow the principles of legitimacy, rationality and necessity and shall not collect or use any personal information without due authorization of the person whose personal information is collected. Each individual is entitled to require a network operator to delete his or her personal information if he or she finds that collection and use of such information by such operator violate the laws, administrative regulations or the agreement by and between such network operator and such individual, and is entitled to require any network operator to make corrections if he or she finds errors in such information collected and stored by such network operator. Such network operator shall take measures to delete the information or correct the error.

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

In order to guide and assist data processors in submitting data export security assessments in a standardized and orderly manner, the CAC prepared the Guidelines for Data Export Security Assessment Application (Version 3.0) in June 2025, which provide specific requirements for the method, process, and materials required for submitting a data export security assessment application and simplify the materials required to be submitted by the data processors.

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

Pursuant to the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations. Pursuant to the Civil Code of the PRC, the collection, storage, use, process, transmission, provision and disclosure of personal information shall follow the principles of legitimacy, properness and necessity.

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

The GDPR, which applies to the collection, use, storage, retention, transfer, disclosure and other processing of personal data obtained from individuals located in the EU or by businesses operating within the EU, became effective on May 25, 2018 and has resulted, and will continue to result, in significantly greater compliance burdens and costs for companies with customers, end users, or operations in the EU. The GDPR places stringent obligations and operational requirements on us as both a processor and controller of personal data and could make it more difficult or more costly for us to use and share personal data. For example, requirements placed on data controllers include, among other things, transparent and expanded disclosure to data subjects about how their personal data is to be used, limitations on retention of information, mandatory data breach notification requirements, record keeping and documentation requirements, and higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. Under the GDPR, data protection supervisory authorities are given various enforcement powers, including levying fines of up to 20 million Euros or up to 4% of an organization’s annual worldwide turnover, whichever is greater, for the preceding financial year, for non-compliance. Data subjects also have the right to be compensated for damages suffered as a result of a controller or processor’s non-compliance with the GDPR. While the GDPR provides a more harmonized approach to data protection regulation across the EU member states, it also gives EU member states certain areas of discretion; and therefore, laws and regulations in relation to certain data processing activities may differ on a member state by member state basis, which could further limit our ability to use and share personal data and could require localized changes to our operating model. In addition to the GDPR, the EU also has released a proposed Regulation on Privacy and Electronic Communications, or the ePrivacy Regulation, to replace the EU’s current Privacy and Electronic Communications Directive, or the ePrivacy Directive, to, among other things, better align EU member states and the rules governing online tracking technologies and electronic communications, such as unsolicited marketing and cookies, with the requirements of the GDPR. While the ePrivacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), on February 11, 2025, the European Commission announced the end of the legislative procedure for the ePrivacy Regulation. As the legislative proposal has been formally withdrawn without being reintroduced, we will continue to be subject to the existing ePrivacy Directive and its implementation into national laws across EU member states, mitigating the immediate risk of a sweeping, GDPR-level fining regime specific to electronic communications.

Under the GDPR, restrictions are placed on transfers of personal data outside of the European Economic Area to countries which have not been deemed “adequate” by the European Commission (including the PRC). The Court of Justice of the European Union (the “CJEU”) issued a decision on July 16, 2020, invaliding the EU-US Privacy Shield Framework, which provided one mechanism for lawful cross-border transfers of personal data between the EU and the United States. While the decision did not invalidate the use of the European Commission’s approved standard contractual clauses, another mechanism for making lawful cross-border transfers, the decision has called the validity of standard contractual clauses into question under certain circumstances, and has made the legality of transferring personal data from the EU to the U.S. or various other jurisdictions outside of the EU more uncertain. Specifically, the CJEU stated that companies must now assess the validity of standard contractual clauses on a case-by-case basis, taking into consideration whether the standard contractual clauses provide sufficient protection in light of any access by the public authorities of the third country to where the personal data is transferred, and the relevant aspects of the legal system of such third country. Additionally, in October 2022, President Biden signed an executive order to implement the EU-U.S. Data privacy Framework, which serves as a replacement to the EU-US Privacy Shield. Moreover, on July 10, 2023 the European Commission adopted an adequacy decision concluding that the United States ensures an adequate level of protection for personal data transferred from the EEA to the United States under the EU-U.S. Data Privacy Framework (followed on October 12, 2023 with the adoption of an adequacy decision in the U.K. for the U.K.-US Data Bridge). In September 2025, the EU General Court dismissed an initial legal challenge against the EU-U.S. Data Privacy Framework. However, the adequacy decision remains subject to potential future appeals to the CJEU or challenges by privacy activists, and any resulting legal uncertainty could increase our costs and affect our ability to efficiently process personal data from the EEA. While the European Commission published revised standard contractual clauses for transferring personal data from the EU to third countries, and the European Data Protection Board issued certain recommendations relating to measures that supplement transfer tools to ensure compliance with the EU level of protection of personal data, the CJEU’s decision has increased uncertainty surrounding data transfers from the EU to third countries that may not offer the same level of protection for data subjects’ rights as the EU. Due to these recent regulatory changes and guidance, we may need to invest in additional technical, legal and organization safeguards in the future to avoid disruptions to data flows within our business and to and from our customers and service providers. Furthermore, this uncertainty, and its eventual resolution, may increase our costs of compliance, impede our ability to transfer data and conduct our business, and harm our business or results of operations.

Additionally, the withdrawal of the United Kingdom (“U.K.”) from the EU (commonly known as “Brexit”) has created uncertainty with regard to the regulation of privacy and data protection in the U.K. Since January 1, 2021, when the transitional period following Brexit expired, the so-called U.K. GDPR (combining the GDPR and the U.K.’s Data Protection Act of 2018) has been in effect in the U.K. Although the U.K. GDPR currently imposes substantially the same obligations as the GDPR, and currently authorizes similar fines, the U.K. GDPR will not automatically incorporate changes to the GDPR going forward (which would need to be specifically incorporated by the U.K. government). Recently, the U.K. enacted the Data (Use and Access) Act 2025 (the “DUA Act”), which introduces sweeping reforms to the U.K.’s data laws and deviates in certain respects from the EU GDPR. The European Commission has renewed its “adequacy” decision to the U.K., which facilitates the sharing of personal data between the EU and the U.K. until December 2031. However, if not extended after sunset, it may be revoked in the future by the European Commission if the U.K. data protection regime is reformed in ways that deviate substantially from the level of protection currently in place. Adding further complexity for international data flows, in March 2022, the U.K. adopted its own International Data Transfer Agreement for transfers of personal data out of the U.K. to so-called third countries, as well as an international data transfer addendum that can be used with GDPR’s standard contractual clauses for the same purpose. All of this creates a risk of divergent parallel regimes and related uncertainty, along with the potential for increased compliance costs and risks for affected businesses based on differing interpretation and enforcement by regulators and authorities.

United States

In the United States, various federal regulators, including governmental agencies like the Federal Trade Commission, and states and state regulators have adopted, or are considering adopting, laws and regulations concerning personal data and data security, such as the California Consumer Privacy Act, of 2018 (as modified by the California Privacy Rights Act, collectively “CCPA”). This patchwork of legislation and regulation may give rise to conflicts or differing views of personal privacy rights. For example, certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal data than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. One such comprehensive privacy law in the United States is the CCPA, which came into effect on January 1, 2020 and was significantly amended as of January 1, 2023. Among other things, the CCPA requires companies that process personal information of California residents to make detailed disclosures to consumers about such companies’ data collection, use and sharing practices, gives California residents expanded rights to access and delete their personal information and to opt out of certain personal information sharing with (and sales of personal information to) third parties. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal data that may increase the likelihood of, and risks associated with, data breach litigation. Additionally, the CCPA expands consumers’ rights with respect to certain sensitive personal information, further restricts the use of cross-context behavioral advertising and creates a state agency, the California Privacy Protection Agency, to oversee implementation and enforcement efforts. Amendments have been made to the CCPA, and the California Privacy Protection Agency continues to promulgate complex new regulations, including stringent rules effective in 2026 governing cybersecurity audits, privacy risk assessments, and consumers’ rights regarding Automated Decision-Making Technology (ADMT). As we integrate AI capabilities into our platform, it remains unclear how these evolving provisions will be interpreted and enforced, potentially resulting in further uncertainty and requiring us to continually adapt our data processing practices and incur additional compliance costs. In addition, all 50 states have laws that require the provision of notification for security breaches of personal information to affected individuals, state officers or others. Possible consequences for non-compliance with these various state laws include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. State laws are changing rapidly and there have been ongoing discussions and proposals in the U.S. Congress with respect to new federal data privacy and security laws to which we would become subject if enacted. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require us to modify our data processing practices and policies, divert resources from other initiatives and projects, and could restrict the way products and services involving data are offered, all of which may have a material and adverse impact on our business, financial condition and results of operations.

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

Value-Added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994, which were subsequently amended on November 10, 2008, February 6, 2016 and November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the MOF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. These rules and regulations are collectively referred to as the VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. On January 1, 2026, the Order 691 was repealed by the Value-added Tax Law of the PRC(the “VAT Law”), which was promulgated by the National People’s Congress Standing Committee(the “NPCSC”) on December 25, 2024. Under the VAT Law, the VAT rate, for selling goods, providing processing, repair and replacement services and tangible movables leasing services or importing goods will be 13%, for selling transport services, postal services, basic telecommunications, buildings, real property, or real property leasing services, transferring land use rights, or selling or importing certain goods specified in the VAT Law will be 9%, for selling services or intangible assets will be 6%, and for exporting goods will be 0%, and the levy rate of VAT to which the simple tax computation method applies is 3%.

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

4.C.Organizational Structure

The following chart illustrates our corporate structure, including our significant subsidiaries as that term is defined under Section 1-02 of Regulation S-X under the Securities Act and certain other subsidiaries, as of the date of this annual report.

Historical Contractual Arrangements with the Former VIE and the Former VIE’s Registered Shareholders

Tuya Inc. is a Cayman Islands holding company and conducts its operations in China mainly through its PRC subsidiaries.

Investment in certain areas of the industries in which we currently operate and may operate are subject to restrictions under current PRC laws and regulations. After consultation with Jia Yuan Law Offices, our PRC legal counsel, we determined that it was not viable for us to hold Hangzhou Tuya Technology, the former VIE, directly through equity ownership. Instead, we decided that, in line with common practice in the PRC for industries subject to foreign investment restrictions, we would gain effective control over, and receive all the economic benefits generated by the businesses currently operated by the former VIE through the historical contractual arrangements between Tuya Information, on the one hand, and the former VIE and the registered shareholders, on the other hand. As a result of these historical contractual arrangements, we exerted effective control over the former VIE, and were considered the primary beneficiary of the former VIE for accounting purposes and consolidated its operating results in our financial statements under the U.S. GAAP.

The former VIE did not contribute any revenue in 2023, 2024 or 2025. As of December 31, 2024 and its deregistration in November 2025 the assets of the former VIE, excluding amounts due from other companies in our group, represented less than 0.01% of our consolidated total assets on both dates. Additionally, the former VIE did not hold any licenses or permits that were material to our current business operations.

The historical contractual arrangements between Tuya Information, on the one hand, and the former VIE and its registered shareholders, on the other hand, were initially entered into in December 2014 and were amended and restated in January 2022. The following is a summary of these historical contractual arrangements. For the complete text of these historical contractual arrangements, please see the copies filed as exhibits to this annual report.

In the opinion of Jia Yuan Law Offices, our PRC legal counsel, the execution and performance of the historical contractual arrangements did not violate the provisions of the Civil Code of the PRC which might have led to their invalidity, and were binding on the parties thereto. The historical contractual arrangements could be enforced in accordance with PRC laws, except that the following arrangement might not have been enforceable under PRC laws: (i) the historical contractual arrangements provided that the arbitrator might impose restrictions on and/or dispose of the former VIE’s equity interests or land and other assets (such as for award of remedies), grant injunction (such as for the conduct of business or compelling the transfer of assets), or grant other interim relief, or order winding up of our consolidated affiliated entity through arbitration, and that the courts with jurisdiction (including the courts in Hong Kong, the place of incorporation of the Company, the place of incorporation of the former VIE, and the place where the principal assets of our company or the former VIE were located) had the right to grant interim relief in support of the arbitration, while under PRC laws, an arbitral body had no power to grant injunctive relief and might not directly issue a provisional or final liquidation order for the purpose of protecting assets of or equity interests in the former VIE in case of disputes. In addition, interim remedies or enforcement orders granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in China, and (ii) the historical contractual arrangements provided that when the former VIE was liquidated or dissolved, persons recommended by Tuya Information were to be appointed as permitted by the PRC laws to establish a liquidation team to manage the assets of the former VIE.

In order to streamline our corporate structure and considering the changing regulatory environment, we had deregistered the former VIE in November 2025. Despite such deregistration, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. We have been further advised by our PRC legal counsel that if the PRC government were to find that the agreements that established the historical VIE structure did not comply with applicable PRC laws and regulations, we could be subject to penalties. For a detailed discussion of the risks and uncertainties related to these historical contractual arrangements and our corporate structure, please see “Item 3. Key Information – 3.D. Risk Factors—Risks Related to Our Corporate Structure.”

Exclusive Business Cooperation Agreement

Under this exclusive business cooperation agreement, Tuya Information agreed to provide the following services to Hangzhou Tuya Technology:

●	the licensing of software legally owned by Tuya Information;
●	the development, maintenance and update of software involved in Hangzhou Tuya Technology’s business;
●	the design, installation, daily management, maintenance and updating of network system, hardware and database design;
●	the technical support and training for employees of Hangzhou Tuya Technology;
●	the assistance in consultancy, collection and research of technology and market information (excluding market research business that wholly foreign-owned enterprises are prohibited from conducting under PRC law);
●	the provision of business management consultation;
●	the provision of marketing and promotion services;

●	the leasing of equipment or properties; and
●	other services requested by Hangzhou Tuya Technology from time to time to the extent permitted under PRC law.

Hangzhou Tuya Technology agreed to pay services fees to Tuya Information on a regular basis in discretion of Hangzhou Tuya Technology after considering certain factors as specified in the exclusive business cooperation agreement. The service fee were to be equivalent to the total income of Hangzhou Tuya Technology of each financial year, deducting the costs, expenses, taxes (excluding corporate income tax) and other statutory fees reserved or withdrawn. Hangzhou Tuya Technology were to pay the service fee to the bank account designated by Tuya Information within 10 days after receiving notice and bill from Tuya Information. This agreement was effective from December 23, 2014 and was to remain to be effective unless terminated by written notice of Tuya Information or according to the provisions in the agreement. Unless otherwise required by applicable laws, Hangzhou Tuya Technology did not have any right to terminate this exclusive business cooperation agreement in any event.

Equity Interest Pledge Agreement

Xueji (Jerry) Wang, one of the shareholders of Hangzhou Tuya Technology, entered into an equity pledge agreement with Tuya Information and Hangzhou Tuya Technology, originally dated December 23, 2014 and amended and restated on August 23, 2019 and January 19, 2022, respectively. Each of Liaohan (Leo) Chen, Yaona Lin, Ruixin Zhou and Peihong Chen, the shareholders of Hangzhou Tuya Technology, entered into an equity pledge agreement with Tuya Information and Hangzhou Tuya Technology, each originally dated December 23, 2014, amended on August 23, 2019 and amended and restated on January 19, 2022. Under such equity interest pledge agreements, each of Xueji (Jerry) Wang, Liaohan (Leo) Chen, Yaona Lin, Ruixin Zhou and Peihong Chen pledged his or her respective equity interest in Hangzhou Tuya Technology to Tuya Information to secure his or her obligations under the applicable exclusive business cooperation agreement, exclusive option agreement, and powers of attorney. Each of Xueji (Jerry) Wang, Liaohan (Leo) Chen, Yaona Lin, Ruixin Zhou and Peihong Chen further agreed to not transfer or pledge his or her respective equity interest in Hangzhou Tuya Technology without the prior written consent of Tuya Information. As the date of this annual report, the equity pledges under the equity interest pledge agreement had been terminated due to the deregistration of Hangzhou Tuya Technology in November 2025.

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

4.D.Property, Plant and Equipment

Our principal executive office is located in Hangzhou, China under a lease that will expire in 2026. In addition, we operate internationally with local headquarters in Europe, Singapore, India, Japan and Colombia, among other locations. As of December 31, 2025, we leased seven properties with a gross floor area of approximately 19,700.1 square meters in China. These offices are leased, and we do not own any real property. We believe that our current facilities are adequate to meet our current needs.

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

In 2023, in response to the additional business opportunities arising from the exit of certain market players during the previous headwind across the IoT and AIoT platform market, we further enhance our impact on B2B customers and end users around the world, solidifying our market share. In 2024 and onwards, with a more stable macroeconomic environment and normalized downstream inventory levels, and rising demand for consumer electronics, the industry is experiencing a positive growth trajectory. Throughout 2025, the global AIoT platform industry operated in a complex and volatile macroeconomic environment, and many market participants adjusted their growth strategies in response. Against this backdrop, demand conditions across end markets remained uneven, with customer spending patterns and deployment timelines continuing to evolve. At the same time, interest in generative AI and large language model applications increased during the year and contributed to continued market attention on intelligence-enabled infrastructure. In response, we continued to focus on higher-value market segments and on optimizing our customer mix. While short-term market conditions remained challenging, we believe these measures supported the development of our business during the year.

Expanding Usage by Existing Customers

We have amassed a large and diversified customer base covering a wide spectrum of verticals. We believe that there are significant growth opportunities within our existing customers. As our platform is built to be product- and brand-agnostic, many customers using our AI cloud platform for one product category expand to more brands, categories and use cases in order to maximize the benefits of our platform and ensure consistent, high quality AIoT experience for their end users. Through the increase in usage, we grow more brands and OEMs on our platform into larger customers, such as premium customers who contribute more than US$100,000 of revenue during the immediately preceding 12-month period. Despite the complex macroeconomic environment in 2025, we observed a continued trend of our core customers deepening their integration with our ecosystem to achieve operational efficiency. This deepened integration reinforces our platform’s “stickiness” and demonstrates the resilience of our business model. Our brand awareness also increases, generating word-of-mouth referrals that not only attract more brands, developers and partners, but also lead to growing end user demand, better user insights and a more vibrant IoT ecosystem. We expect to expand into additional product categories and use cases to expand cross- and up-selling opportunities and continue to invest in sales and marketing and customer success activities to achieve additional revenue growth from existing customers. We believe that these efforts will have a long-term, positive impact on our business and results of operations.

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

We consistently focus on software and hardware product enhancement and offer the dual option of PaaS model or the Smart Solutions model, giving our customers a broad spectrum of choices. For example, key account customers can leverage the PaaS model, which incorporates the operating system, cloud, and app SDK, in accordance with their business needs, facilitating a more autonomous business development environment. Cross-sector multinational corporations, SaaS service providers, and integrators may choose the smart solutions model to achieve a streamlined and expedited market entry. Through our integrated hardware-software Smart Solutions, we are committed to helping customers expedite product launches and establish differentiated competitive advantages, directly increasing end-market penetration and delivering greater and more substantial value.

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

Revenue Mix

Our products and services primarily consist of PaaS, Smart Solution for smart devices, and SaaS including industry SaaS and cloud-based software value-added services, etc. Our results of operations are affected by our product mix, as different products have a range of different margins and profitability profiles. For example, an increase in the revenue contribution from SaaS, which typically has a higher margin than PaaS or Smart Solution, generally leads to an increase in our overall profit margin. Our product mix may shift over time due to a variety of factors, including customer demands and preferences, competition, our ability to maintain and expand customer relationships, our ability to forecast market and technology trends, and our sales and marketing efforts. We continuously monitor our revenue mix and seek to increase revenue contribution from products and use cases with attractive margin profiles.

Effective Cost and Expense Control

Our results of operations are affected by our ability to control our costs and operating expenses. Since a significant portion of our costs relates to the modules and cloud infrastructure services from third parties, our cost control depends significantly on our ability to estimate customer demand properly in order to inform our procurement decisions. With respect of product development, we have strategically streamlined our research and development team and operations. We intend to optimize our costs and operating expenses by achieving increasing economies of scale and improved cost-efficiency as we continue to invest in R&D. With respect to sales and marketing expenses, we have proactively adjusted our market spending and undergone strategic refinement of the sales and marketing team. We expect to continue to improve our sales and marketing efficiency and benefit increasingly from the network effect of our enhanced brand awareness. We also intend to optimize our administrative expenses by enhancing our level of management, strengthening efforts in controlling professional expenditure, streamlining our internal workflows, and leveraging technology to drive convenience, cost-efficiency and productivity. Through the successful implementation of efficiency improvement initiatives, our operating result turned around from a loss of US$47.6 million in 2024 to a profit of US$11.5 million in 2025, and our non-GAAP operating profit of US$22.7 million in 2024 increased to US$33.7 million in 2025. Additionally, our net profit further increased to US$57.9 million in 2025 on GAAP basis from US$5.0 million in 2024 when we achieved net profit for the first time.

Effect of Currency Translation

We currently derive the majority of our revenue from PaaS generated primarily through our contracts with OEMs located in the PRC. Such revenue is predominantly denominated in RMB. We operate internationally with local offices in Europe, Singapore, India, Japan and Colombia, among other locations, and expect that our international activities will continue to grow over the foreseeable future as we pursue opportunities in existing and new markets. Our reporting and functional currency is the U.S. dollar. The financial statements of our subsidiaries and the former VIE using functional currencies other than the U.S. dollar, such as RMB, are translated to the U.S. dollar. As a result, as RMB or other currencies in which we generate revenue depreciate or appreciate against the U.S. dollar, our revenue presented in U.S. dollars will be negatively or positively affected. See “Item 11. Quantitative and Qualitative Disclosure about Market Risk—Foreign exchange risk.”

KEY OPERATING METRICS

We manage our business using the following key operating metrics. We use these metrics to assess the progress of our business, make decisions on how to allocate capital, time and technology investments.

Number of PaaS Customers

Our ability to grow the number of PaaS customers is a key indicator of our business and future growth opportunities. We define an PaaS customer for a given period as a customer who has directly placed at least one order for PaaS with us during that period. While we serve both brands and OEMs, it is typically the OEMs, instead of brands, who directly place orders with us for PaaS.

	For the year ended December 31,
	2023	2024	2025
Number of PaaS customers(1)	3,966	3,710	3,700

Note:

(1)	The slight decline in PaaS customer in 2024 was mainly due to the continued and effective execution of our key-account strategy that prioritizes long-term partnerships with high-value customers. See “Item 4.B. Business Overview—Overview” and “Item 4.B. Business Overview—Our Customers.”

Number of Premium PaaS Customers

While we continue to improve our PaaS customer base over time, we focus on growing the number of our premium customers to scale our business. We define a premium PaaS customer as a customer as of a given date that contributed more than US$100,000 of revenues during the immediately preceding 12-month period.

	For the trailing 12-month period ended
	December 31,
	2023	2024	2025
Number of premium PaaS customers	265	298	291

In 2024, as the economic environment stabilized and downstream consumer electronics demand increased, we continued to execute our key-account and product enhancement strategies effectively. As a result, the number of premium PaaS customers increased notably in 2024, reflecting the success of our product enhancement efforts and our focus on high-value, long-term partnerships. The number of our premium PaaS customer slightly decreased in 2025, primarily due to our continued focus on key-account customers and ongoing optimization of our customer base.

Dollar-based Net Expansion Rate for PaaS

Our ability to maintain long-term revenue growth depends on our ability to increase customers’ usage of our platform over time and grow revenues generated from existing customers. An important way for us to track our performance in this area is by measuring dollar-based net expansion rate for our PaaS.

To calculate the dollar-based net expansion rate for PaaS for the current period, we first specify a measurement period consisting of the trailing two years from the current period end. Next, we define as our “cohort” the population of PaaS customers for the first year of the measurement period (i.e., those who have placed at least one order for PaaS during that year). We then calculate the dollar-based net expansion rate as the quotient obtained by dividing the PaaS revenues from this cohort in the second year of the measurement period by the PaaS revenues from the same cohort in the first year of such measurement period.

	For the trailing 12-month period ended
	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2023	2024	2024	2024	2024	2025	2025	2025	2025
Dollar-based net expansion rate for PaaS	103%	116%	127%	124%	122%	118%	114%	109%	102%

The dollar-based net expansion rate for our PaaS is affected by customers’ purchase cycles, which could fluctuate from time to time within a year, as well as a number of other factors, including new product introductions, customer mix, promotional activities, and the variable timing and amount of customer purchases. As a result, the dollar-based net expansion rate for our PaaS for the trailing 12-month period ended the last day of each quarter is an inherently volatile metric.

Maintaining a high dollar-based net expansion rate demonstrates our strong ability to continue to expand customer usage of our platform over time and grow revenue from existing customers. For the trailing 12-month period ended December 31, 2023, the dollar-based net expansion rate for PaaS was 103%, primarily due to the easing of the downstream inventory backlog and the gradual recovery of the global economy, coupled with the effective customer-focus and product enhancement strategies we adopted to navigate through the macroeconomic headwinds. Driven by increasing demand amid the global economic recovery and supply chain normalization in 2024, and our strategic focus on customer needs and product enhancements, the dollar-based net expansion rate for PaaS improved to 116% as of March 31, 2024, 127% as of June 30, 2024, 124% as of September 30, 2024, and 122% as of December 31, 2024, compared to the same period in 2023. The dollar-based net expansion rate for PaaS moderately declined to 102% as of December 31, 2025, reflecting the normalization of growth patterns among some of our customers with large revenue contribution following a period of rapid expansion in 2024, and our shifted strategic focus prioritizing new customers acquisition, who are currently in the initial ramp-up phase and expected to drive long-term expansion.

KEY COMPONENTS OF CONSOLIDATED STATEMENTS OF (LOSS)/INCOME

Revenue

We generate revenue from three sources, namely (i) PaaS; (ii) Smart Solution; and (iii) SaaS and others. The following table sets forth a breakdown of our revenue, in absolute amounts and as percentages of total revenue, for the years indicated.

	For the year ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue
PaaS	167,694	72.9	217,069	72.7	231,209	71.9
Smart Solution	26,517	11.5	41,965	14.0	45,702	14.2
SaaS and others	35,779	15.6	39,583	13.3	44,880	13.9
Total	229,990	100.0	298,617	100.0	321,791	100.0

PaaS. We generate PaaS revenue mainly from the fees charged to customers based on the number of PaaS products we deploy.

Smart Solution. We generate Smart Solution revenue mainly from providing finished devices that integrate more extensive and comprehensive software capabilities, such as AI, embedded operating systems and cloud software capabilities, enabling these customers to efficiently build their smart business product portfolios.

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

Cost of Revenue

Our cost of revenue consists of the costs directly related to providing our products to our customers. These costs and expenses primarily include (i) material costs, primarily including the costs relating to the modules where the edge capabilities of PaaS are embedded; (ii) third-party cloud infrastructure expenses; (iii) employee-related costs, including payroll of production support personnel; and (iv) others, including estimated warranty costs and inventory write-downs, among other things.

The following table sets forth a breakdown of our costs of revenue, in absolute amounts and as percentages of revenue, for the years indicated.

	For the year ended December 31,
	2023		2024		2025
		% of		% of		% of
	US$	revenue	US$	revenue	US$	revenue
	(in thousands, except for percentages)
Cost of revenue
PaaS	94,349	41.0	114,812	38.4	119,541	37.1
Smart Solution	19,744	8.6	31,262	10.5	34,867	10.8
SaaS and others	9,242	4.0	11,113	3.7	12,342	3.8
Total	123,335	53.6	157,187	52.6	166,750	51.8

Our cost of revenue has been and will continue to be affected by a number of factors, including economies of scale, improved efficiency achieved through effective R&D, and product mix, among other things.

Gross Profit and Gross margin

The following table sets forth a breakdown of our gross profit and gross margin for the years indicated.

	For the year ended December 31,
	2023		2024		2025
	Gross	Gross	Gross	Gross	Gross	Gross
	profit	margin	profit	margin	profit	margin
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Gross profit and gross margin
PaaS	73,345	43.7	102,257	47.1	111,668	48.3
Smart Solution	6,773	25.5	10,703	25.5	10,835	23.7
SaaS and others	26,537	74.2	28,470	71.9	32,538	72.5
Total	106,655	46.4	141,430	47.4	155,041	48.2

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

Other Operating Incomes, Net

Other operating incomes, net primarily consist of software VAT tax refund and various general subsidies for enterprises.

Other Income

Other income primarily consists of other non-operating incomes, net, financial income, net and foreign exchange gain/(loss), net.

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

Hong Kong

Our subsidiaries in Hong Kong, including Tuya (HK) Limited, our wholly owned subsidiary, are subject to Hong Kong profits tax on their activities conducted in Hong Kong at a uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their qualified foreign-sourced specified income (including but not limited to dividend and interest) to the satisfaction of the relevant conditions, and there is no withholding tax in Hong Kong on remittance of dividends. During 2023, 2024 and 2025, no provision for Hong Kong profits tax was made as we had no estimated taxable income that was subject to the Hong Kong profits tax.

PRC

Our subsidiaries and consolidated former VIE in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the Enterprise Income Tax Law of the People’s Republic of China, or the PRC EIT Law, which was amended on December 29, 2018 and became effective on the same date and the Regulation on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China, which was amended on April 23, 2019 and became effective on the same date, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Tuya Information, our wholly owned PRC subsidiary, is eligible to enjoy a preferential tax rate of 15% in 2023, 2024 and 2025, to the extent it has taxable income under the EIT Law. Tuya Information qualifies as a high and new technology enterprise (the “HNTE”) and was entitled to the 15% beneficial tax rate for the year ended December 31, 2025. Tuya Information completed its renewal application for the HNTE qualification on December 6, 2024, and it will continue to qualify as an HNTE, which entitles it to enjoy the 15% beneficial tax rate for the years ending December 31, 2026 and 2027. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

In addition, our PRC subsidiaries are also required to withhold a 10% (or 7% if paid to a Hong Kong tax resident who qualifies for the benefits of the Tax Treaty between the Mainland China and Hong Kong) tax on interest paid under any cross-border shareholder loan. Prior to the payment of any interest and principal on any such shareholder loan, our PRC subsidiaries must present evidence of registration with SAFE regarding any such shareholder loan and may be required to provide evidence of payment of withholding tax on the interest payable on that shareholder loan. Interest income derived from the PRC are subject to a 7% PRC withholding tax if paid to a Hong Kong tax resident who qualifies for the benefits of the Tax Treaty between the Mainland China and Hong Kong.

DISCUSSION OF RESULTS OF OPERATIONS

Year Ended December 31, 2025 Compared with Year Ended December 31, 2024

Revenue

Our revenue increased by 7.8% from US$298.6 million in 2024 to US$321.8 million in 2025, primarily due to the increase in PaaS and SaaS and others.

●	PaaS. Our revenue generated from PaaS increased by 6.5% from US$217.1 million for 2024 to US$231.2 million for 2025, primarily due to steady demand from core customers and our continued focus on product enhancements and customer needs.
●	Smart Solution. Our revenue generated from Smart Solution increased by 8.9% from US$42.0 million for 2024 to US$45.7 million for 2025, primarily attributable to increasing customer demand for smart devices with integrated intelligent software capabilities we developed beyond IoT.
●	SaaS and others. Our revenue generated from SaaS and others increased by 13.4% from US$39.6 million for 2024 to US$44.9 million for 2025, primarily due to an increase in revenue from cloud software products. During the year of 2025, we remained committed to offering value-added services and a diverse range of software products with compelling value propositions to our customers.

Cost of revenue

Our cost of revenue increased by 6.1% from US$157.2 million for 2024 to US$166.8 million for 2025, in line with the increase in our revenue.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 9.6% from US$141.4 million for 2024 to US$155.0 million for 2025. Our gross margin increased from 47.4% for 2024 to 48.2% for 2025.

●	PaaS. The gross profit of PaaS increased by 9.2% from US$102.3 million for 2024 to US$ 111.7 million for 2025. The gross margin of PaaS was 48.3% for 2025, compared to 47.1% for 2024.
●	Smart Solution. The gross profit of Smart Solution increased by 1.2% from US$10.7 million for 2024 to US$ 10.8 million for 2025. The gross margin of Smart Solution was 23.7% for 2025, compared to 25.5% for 2024.
●	SaaS and others. The gross profit of SaaS and others increased by 14.3% from US$28.5 million for 2024 to US$32.5 million for 2025. The gross margin of SaaS and others was 72.5% for 2025, compared to 71.9% for 2024.

Gross margin of each revenue steam increased or fluctuated primarily due to changes in products and solutions mix. As a developer platform with rich ecosystem of smart devices and applications, we are committed to focusing on software products with compelling value propositions while maintaining cost efficiency.

Research and development expenses

Our research and development expenses decreased by 5.6% from US$95.0 million for 2024 to US$89.7 million for 2025. The decrease was mainly due to lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized, partially offset by higher employee-related costs and other operating expenses associated with regular team movements and ongoing investments in research and development capabilities.

Sales and marketing expenses

Our sales and marketing expenses decreased by 10.7% from US$37.1 million for 2024 to US$33.1 million for 2025. The decrease was mainly attributable to (i) a decrease in employee-related costs due to regular team movements, and (ii) lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been largely amortized.

General and administrative expenses

Our general and administrative expenses decreased by 54.7% from US$68.3 million for 2024 to US$30.9 million for 2025, primarily due to (i) lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized, (ii) a decrease in professional service costs, and (iii) a decrease in credit loss expenses recognized during the period, among other things.

Other operating incomes, net

Our other operating incomes, net, decreased by 10.4% from US$11.3 million for 2024 to US$10.2 million for 2025, which was mainly attributable to decrease of government grants.

Other income

We generated other income of US$54.8 million and US$48.4 million, respectively, for 2024 and 2025. The decrease in other income was mainly because of a decline in financial income, net.

Income tax expenses

Our income tax expense remained relatively stable at US$2.1 million and US$2.0 million in 2024 and 2025, respectively.

Net profit for the year

As a result of the foregoing, our net profit increased from US$5.0 million for 2024 to US$57.9 million for 2025.

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

For a detailed description of the comparison of our operating results for the year ended December 31, 2024 to the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Discussion of Results of Operations—Year Ended December 31, 2024 Compared with Year Ended December 31, 2023” beginning on page 130 of our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 24, 2025 (File No. 001-40210).

NON-GAAP FINANCIAL MEASURE

In evaluating the business, we consider and use non-GAAP measures, such as non-GAAP operating expenses, non-GAAP (loss)/profit from operations (including non-GAAP operating margin), non-GAAP net profit (including non-GAAP net margin), and non-GAAP basic and diluted net profit per ADS, as supplemental measures to review and assess our operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for U.S. GAAP measures. We define non-GAAP measures by excluding the impact of share-based compensation expenses, credit-related impairment/(reversal) of long-term investments and litigation costs from the respective GAAP measures. We present non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. We also believe that the use of the non-GAAP measures facilitates investors’ assessment of our operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect our operations. Share-based compensation expenses, credit-related impairment/(reversal) of long-term investments and litigation costs have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Non-GAAP adjusted profit for the year represents net profit for the year excluding share-based compensation expenses, credit-related impairment of long-term investments and litigation costs. The table below sets forth a reconciliation of our net profit for the year to non-GAAP adjusted profit for the year indicated. Share-based compensation expenses relate to the share-based awards that we grant to employees and directors. We exclude share-based compensation expenses, credit-related impairment of long-term investments and litigation costs. The credit-related impairment of long-term investments arose from our equity investments in private companies, for which we have recognized as credit losses on a prudent basis. Our management believes that these exclusions facilitate the ability of investors to compare our operating results with those of other companies in the industry in which we operate, many of which also exclude share-based compensation expenses, credit-related impairment of long-term investments and litigation costs in determining their non-GAAP financial measures.

	For the year ended December 31,
	2023	2024	2025

	(US$ in thousands)

Net (loss)/profit for the year	(60,315)	4,997	57,890
Adjustment:
Share-based compensation expenses	65,216	67,750	22,263
Credit-related impairment/(reversal) of long-term investments	15,537	261	(53)
Litigation costs	—	2,300	—
Non-GAAP adjusted profit for the year	20,438	75,308	80,100

We recorded non-GAAP adjusted profit of US$20.4 million in 2023, US$75.3 million in 2024, and US$80.1 million in 2025, respectively. We have been more focused enhancing our AI cloud platform and products to provide a higher value proposition, growing our customer base with key accounts, fostering our developer community, and prioritizing our business and operating efficiency, in order to lay a solid foundation for our long-term growth.

5.B.Liquidity and Capital Resources

CASH FLOWS AND WORKING CAPITAL

Our principal sources of liquidity have been cash generated from private sales and public offerings of equity securities, as well as cash from our business operations. As of December 31, 2025, we had US$952.5 million in cash and cash equivalents and short-term investments. Of our cash and cash equivalents, US$148.3 million were held by our subsidiaries in the PRC; US$739.2 million, mainly denominated in U.S. dollars, were held by our subsidiaries in Hong Kong; and US$3.1 million, mainly denominated in U.S. dollars, EUR, and Japanese Yen, were held by Tuya Inc. and our other overseas subsidiaries. Our cash and cash equivalents and short-term investments primarily include cash in bank, time deposits placed with banks or other financial institutions, treasury securities and wealth management products issued by banks. We believe that our current cash and cash equivalents, balance of short-term investments and anticipated cash flows from operations will be sufficient to meet our anticipated cash needs, including cash needs for working capital and capital expenditures, for at least the next 12 months.

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

Historically, prior to 2024, we had not been profitable on a GAAP basis, and until 2023, we had not generated positive operating cash flows. We achieved a net profit of US$5.0 million in 2024, marking our first fiscal year of GAAP profitability, which increased to US$57.9 million in 2025. We had net cash generated from operation activities of US$80.4 million in 2024 and US$81.0 million in 2025. However, if we are unable to sustain profitability or maintain positive operating cash flow, our business, liquidity, financial condition and results of operations may be materially and adversely affected. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry—We have a history of net loss and net cash operating outflow and may not be able to achieve or sustain profitability in the future.”

The following table presents our consolidated cash flow data for the years presented.

	For the year ended
	December 31,
	2023	2024	2025

	(US$ in thousands)
Net cash generated from operating activities	36,443	80,352	81,040
Net cash generated from investing activities	332,455	107,428	225,979
Net cash used in financing activities	(2,223)	(33,200)	(69,870)
Effect of exchange rate changes on cash and cash equivalents, restricted cash(1)	(1,148)	116	420
Net increase in cash and cash equivalents, restricted cash(1)	365,527	154,696	237,569
Cash and cash equivalents, restricted cash(1) at the beginning of the year	133,161	498,688	653,384
Cash and cash equivalents, restricted cash(1) at the end of the year	498,688	653,384	890,953

Note:

(1)	Restricted cash represents cash that cannot be withdrawn without the permission of third parties. Our restricted cash is substantially cash balance on deposit required by our business partners and commercial banks during our ordinary course of business. The restricted cash balance for the year ended December 31, 2023 was nil. The restricted cash balance for the year ended December 31, 2024 and 2025 was US$0.05 million and US$0.25 million, respectively.

Net Cash Generated from Operating Activities

Net cash generated from operating activities was US$81.0 million in 2025. The difference between our net profit of US$57.9 million and the net cash generated from operating activities was mainly due to (i) share-based compensation of US$22.3 million, (ii) an increase in accounts payables of US$9.6 million and (iii) changes in unrealized investment income of US$5.4 million; partially offset by (i) an increase in inventories of US$8.2 million, (ii) an increase in accounts receivable of US$4.9 million and (iii) a decrease in lease liabilities of US$4.4 million.

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

Net Cash Generated from Investing Activities

Net cash used in investing activities was US$226.0 million in 2025, which was primarily attributable to (i) proceeds from disposal of short-term investments of US$184.3 million and (ii) proceeds from disposal of long-term investments of US$98.9 million and partially offset by payment for short-term investments of US$50.6 million. Our short-term investments mainly include time deposits.

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

Net Cash Used in Financing Activities

Net cash used in financing activities in 2025 was US$69.9 million, which was due to the payment for dividend of US$69.8 million.

Net cash used in financing activities in 2024 was US$33.2 million, which was due to the payment for dividend of US$33.0 million.

Net cash used in financing activities in 2023 was US$2.2 million, which was due to payment for repurchase and cancellation of ordinary shares of US$3.3 million, partially offset by proceeds from exercise of share options of US$1.2 million.

MATERIAL CASH REQUIREMENTS

Our material cash requirements as of December 31, 2025 and any subsequent interim period include primarily our working capital and operating expenditure needs, capital expenditures, services purchase commitments and operating lease commitments.

Other than the capital expenditures, services purchase commitments and operating lease commitments, as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025. We did not have future minimum capital commitments as of December 31, 2025.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of property, equipment, software and land use rights. Our capital expenditures were US$1.5 million, US$13.1 million and US$7.1 million in 2023, 2024 and 2025, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our public offering of equity securities.

Services Purchase Commitments

As of December 31, 2025, our services purchase commitments were as follows:

	Total	Less Than 1 year	1-3 years	3-5 years

	(US$ in thousands)
Purchase obligations(1)	64,332	12,332	44,250	7,750

Note: Purchase obligations represent US$64,332 thousand of remaining non-cancellable contractual commitments as of December 31, 2025, related to one of our third-party cloud infrastructure agreements, under which we committed to spending an aggregate of at least US$72,500 thousand between July 1, 2025 and June 30, 2030 with minimum purchase commitment. We had made payments of US$8,168 thousand in total under this agreement as of December 31, 2025.

Operating lease commitments

We had outstanding commitments on several non-cancellable operating lease agreements. Operating lease commitment within one year or less lease term as of December 31, 2025 was US$15 thousand. We have elected not to recognize these operating lease commitment any lease liability or right-of-use asset, therefore they are not yet reflected in the consolidated financial statements.

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

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Pursuant to the law applicable to China’s foreign-invested enterprises, our subsidiaries that are foreign-invested enterprises in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) the general reserve fund, (ii) the enterprise expansion fund and (iii) the staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiary’s discretion. In accordance with the Company Law, the former VIE in China must make appropriations from its after-tax profit to non-distributable reserve funds, including (i) the statutory surplus fund and (ii) the discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the former VIE. Appropriation to discretionary surplus fund is made at the discretion of the former VIE.

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

5.D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E.Critical Accounting Estimate

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes.

Our estimates are based on historical experience and various assumptions that we believe to be reasonable under the circumstances. Given that changes in circumstances, facts and experience may cause us to revise our estimates, actual results could differ materially from those estimates. Our critical accounting estimates for the years ended December 31, 2023 and 2024 are described below. There is no critical accounting estimate identified for the year ended December 31, 2025.

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

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xueji (Jerry) Wang	43	Co-chairman, Founder, Chief Executive Officer
Liaohan (Leo) Chen	43	Co-chairman, Founder, President
Yi (Alex) Yang	44	Director, Co-founder, Chief Financial Officer, Chief Operation Officer
Yan Zhang	42	Director
Sidney Xuande Huang	60	Independent Non-executive Director
Changheng Qiu	50	Independent Non-executive Director
Meng Xiong Kuok (alias GUO Mengxiong)	44	Independent Non-executive Director
Pak Tung Jason Yip	43	Independent Non-executive Director

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

Yi (Alex) Yang co- founded Tuya in 2014 and currently serves a director, chief financial officer and chief operation officer. Mr. Yang is responsible for capital market, investment, finance, legal and internal controls, human resources, government relations and daily operations of Tuya. Prior to co-founding Tuya, Mr. Yang worked as a business development senior expert at Alibaba Group from April 2011 to May 2015, where he was responsible for developing business opportunities for multiple projects, including mobile payment at Alibaba’s O2O business and Alibaba Cloud. Mr. Yang received a bachelor’s degree in international business and economics from Guangdong University of Foreign Studies in the PRC in October 2004.

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

6.B.Compensation

For the fiscal year ended December 31, 2025, the aggregate cash compensation paid or payable to our directors and executive officers was approximately US$1.1 million. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers, except to the extent required by applicable laws and regulations. Our PRC subsidiaries and the former VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

As of March 31, 2026, (i) remaining options granted based on 2015 Plan to purchase a total of 2,651,982 ordinary shares were outstanding; and (ii) remaining restricted share units granted based on 2015 Plan to receive a total of 1,506,500 ordinary shares were outstanding.

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

As of March 31, 2026, (i) options to purchase a total of 56,980,259 ordinary shares were outstanding under the 2024 Share Scheme, and none of such options had vested and become exercisable; and there were restricted share units to receive a total of 439,000 ordinary shares outstanding under the 2024 Share Scheme.

The following table summarizes, as of March 31, 2026, the number of ordinary shares underlying outstanding options or restricted share units that we granted to each of our directors and executive officers and to other individuals as a group.

Ordinary Shares
Underlying
Outstanding
Options /
	Restricted Share	Exercise Price
	Units	(US$/Share)	Date of Grant	Date of Expiration
Xueji (Jerry) Wang	—	—	—	—
Liaohan (Leo) Chen	—	—	—	—
Yi (Alex) Yang	—	—	—	—
Yan Zhang	59,550(1)(2)	nil to 0.0005	from February 21, 2022 to June 27, 2023	from December 14, 2032 to June 27, 2033
Sidney Xuande Huang	10,000(1)	—	July 5, 2022	July 4, 2029
Changheng Qiu	—	—	—	—
Meng Xiong Kuok (alias GUO Mengxiong)	—	—	—	—
Pak Tung Jason Yip	—	—	—	—
Other grantees	2,611,182(2)	0.00005	from May 12, 2017 to May 6, 2022	from May 11, 2027 to May 5, 2032
	1,826,750(1)	—	from June 16, 2021 to March 27, 2026	from June 15, 2028 to March 26, 2036
(1)	Restricted share units.
(2)	Options.

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

Nomination Committee. Our nomination committee consists of Changheng Qiu, Meng Xiong Kuok and Yan Zhang, and is chaired by Changheng Qiu. We have determined that each of Changheng Qiu and Meng Xiong Kuok satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. The nomination committee is also in compliance with the requirements in respect of the nomination committee in Chapter 8A of the Hong Kong Listing Rules and the Corporate Governance Code.

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

6.D.Employees

We had 1,465, 1,435 and 1,441 salaried full-time employees as of December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, a substantial majority of our full-time employees were based in China, while the remaining of them were based in the United States, Europe, Singapore, India and Colombia, among other locations.

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

The following table sets forth the breakdowns of our employees by function as of December 31, 2025:

	Number	Percentage
Function	of Employees	of Total
Research and development	1,026	71.2%
Sales and marketing	288	20.0%
General and administrative, and others	127	8.8%
Total	1,441	100%

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

6.E.Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2026 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our ordinary shares.

We have adopted a dual class voting structure. The calculations in the table below are based on 613,286,104 ordinary shares outstanding as of March 31, 2026, consisting of 543,122,851 Class A ordinary shares (including 253,461 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our 2024 Share Scheme and 5,400 Class A ordinary shares that have been repurchased by us from the open market) and 70,163,253 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Number of	Number of			% of
	Class A	Class B	Total Number	% of	Aggregate
	Ordinary	Ordinary	of Ordinary	Beneficial	Voting
	Shares	Shares	shares	Ownership	Power *
Directors and Executive Officers:†
Xueji (Jerry) Wang(1)	75,347,647	43,352,353	118,700,000	19.4	40.9
Liaohan (Leo) Chen(2)	1,989,100	26,810,900	28,800,000	4.7	21.7
Yi (Alex) Yang	6,500,000	—	6,500,000	1.1	0.5
Yan Zhang	126,536	—	126,536	0.0	0.0
Sidney Xuande Huang	177,500	—	177,500	0.0	0.0
Changheng Qiu	9,438	—	9,438	0.0	0.0
Meng Xiong Kuok	—	—	—	—	—
Pak Tung Jason Yip	—	—	—	—	—
All directors and executive officers as a group	84,255,221	70,163,253	154,313,474	25.2	63.1

Principal Shareholders:
65 Equity Partners Entities(3)	74,626,900	—	74,626,900	12.2	6.0
Tenet Group Limited(4)	73,915,497	34,784,503	108,700,000	17.7	33.9
Tencent entities(5)	58,299,749	—	58,299,749	9.5	4.7
NEA entities(6)	39,457,733	—	39,457,733	6.4	3.2
Unileo Limited(7)	1,989,100	26,810,900	28,800,000	4.7	21.7
Tuya Group Inc.(8)	1,432,150	8,567,850	10,000,000	1.6	7.0

Notes:

*

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

†	The address of our directors and executive officers (except Sidney Xuande Huang, Changheng Qiu, Meng Xiong Kuok and Pak Tung Jason Yip) is Huace Center, Building A, 10/F, Xihu District, Hangzhou City Zhejiang, 310000, People’s Republic of China. The address of Sidney Xuande Huang is 80 Holland Park, London W11 3SG, United Kingdom. The address of Changheng Qiu is Shangshangting 8-2201, Tangping Road, Hangzhou, China. The address of Meng Xiong Kuok is 93 Grange Road, #07-08 Grange Residences, Singapore 249614. The address of Pak Tung Jason Yip is Flat 902, Block G, Kornhill, Quarry Bay, Hong Kong.
(1)	Represents (i) 1,432,150 Class A ordinary shares and 8,567,850 Class B ordinary shares held of record by Tuya Group Inc., a business company with limited liability incorporated under the laws of BVI wholly owned by Xueji (Jerry) Wang, and (ii) 73,915,497 Class A ordinary shares and 34,784,503 Class B ordinary shares held of record by Tenet Group Limited, a British Virgin Islands company. Tenet Group Limited is ultimately wholly owned by the trustee of a trust constituted under the laws of the Cayman Islands, of which the settlor is Mr. Wang and the beneficiaries are Mr. Wang and Tuya Group Inc. The registered address of each of Tuya Group Inc. and Tenet Group Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(2)	Represents 1,989,100 Class A ordinary shares and 26,810,900 Class B ordinary shares held of record by Unileo Limited, a limited liability company incorporated under the laws of BVI wholly owned by Liaohan (Leo) Chen. The registered address of Unileo Limited is Craigmuir Chambers, Road Town, Tortola. VG 1110, British Virgin Islands.
(3)	Represents 74,626,900 Class A ordinary shares held of record by Anchor V Pte. Ltd based on the Schedule 13G/A jointly filed by Anchor V Pte. Ltd and other 65 Equity Partners Entities with the SEC on December 4, 2024. Anchor V Pte. Ltd is wholly owned by Anchor @ 65 Pte. Ltd. which is in turn wholly owned by Anchor Fund @ 65 Limited Partnership through its general partner, Anchor GP Pte. Ltd. Anchor GP Pte. Ltd. is a wholly-owned subsidiary of 65EP Investment IV Pte. Ltd., which is in turn a wholly-owned subsidiary of 65EP Investments Pte. Ltd. Anchor GP Pte. Ltd. has appointed 65 Equity Partners Management (Singapore) Pte. Ltd. to serve as investment manager to each of Anchor Fund @ 65 Limited Partnership and Anchor @ 65 Pte. Ltd. 65 Equity Partners Management (Singapore) Pte. Ltd. is a wholly-owned subsidiary of 65 Equity Partners Management Pte. Ltd. Each of 65EP Investments Pte. Ltd. and 65 Equity Partners Management Pte. Ltd. is wholly owned by 65 Equity Partners Group Pte. Ltd., which is in turn wholly owned by 65 Equity Partners Pte. Ltd. 65 Equity Partners Pte. Ltd. is indirectly and ultimately owned by Temasek Holdings (Private) Limited. There are internal barriers and procedures in place between Temasek Holdings (Private) Limited and Anchor V Pte. Ltd and other 65 Equity Partners Entities such that voting and investment power over the shares held by Anchor V Pte. Ltd and other 65 Equity Partners Entities is exercised independently of Temasek Holdings (Private) Limited, and accordingly, beneficial ownership of the shares reported herein is not attributed to Temasek Holdings (Private) Limited. The registered address of 65 Equity Partners Entities is 501 Orchard Road, #11-01 Wheelock Place, Singapore. The information contained in this paragraph is based on the Schedule 13D filed by Anchor V Pte. Ltd. and certain other filers named therein on December 4, 2024.
(4)	Represents (i) 73,915,497 Class A ordinary shares and (ii) 34,784,503 Class B ordinary shares held of record by Tenet Group Limited, a limited liability company incorporated under the laws of BVI, which is wholly owned by Tenet Global Limited and ultimately controlled by Xueji (Jerry) Wang.
(5)	Represents (i) 35,924,749 Class A ordinary shares held of record by Tencent Mobility Limited, and (ii) 22,375,000 Class A ordinary shares represented by ADSs held of record by Image Frame Investment (HK) Limited, based on the Schedule 13G/A jointly filed by Tencent Mobility Limited and Image Frame Investment (HK) Limited, among others, with the SEC on March 29, 2021. Both Tencent Mobility Limited and Image Frame Investment (HK) Limited are incorporated in Hong Kong and wholly owned subsidiaries of Tencent. The registered address of Tencent Mobility Limited is Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong. Tencent Mobility Limited is wholly owned by Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange (Stock code: 00700).

(6)	Represents 35,821,715 Class A ordinary shares (the “NEA 14 Shares”) held of record by New Enterprise Associates 14, L.P. (“NEA 14”) and 3,636,018 Class A ordinary shares (the “NEF 15-OF Shares”) held of record by NEA 15 Opportunity Fund L.P. (“NEA 15-OF”), as of December 31, 2024, based on the Schedule 13G/A jointly filed by NEA 14 and NEA 15-OF, among others, with the SEC on February 14, 2025. As the sole general partner of NEA 14, NEA Partners 14, L.P. (“NEA Partners 14”) may be deemed to own beneficially the NEA 14 Shares. As the sole general partner of NEA Partners 14, NEA 14 GP, LTD (“NEA 14 GP”) likewise may be deemed to own beneficially the NEA 14 Shares. As the individual directors of NEA 14 GP, each of the Dual Managers (as defined below) and Patrick J. Kerins also may be deemed to own beneficially the NEA 14 Shares. As an individual member of the Executive Committee (defined below) of NEA Management Company, LLC, which committee has been delegated certain approval rights with respect to dispositions of the NEA 14 Shares, Mohamad H. Makhzoumi may also be deemed to own beneficially the NEA 14 Shares. As the sole general partner of NEA 15-OF, NEA Partners 15-OF, L.P. (“NEA Partners 15-OF”) may be deemed to own beneficially the NEA 15-OF Shares. As the sole general partner of NEA Partners 15-OF, NEA 15 GP, LLC (“NEA 15 GP”) likewise may be deemed to own beneficially the NEA 15-OF Shares. As the individual managers of NEA 15 GP, each of the Dual Managers (defined below) and Mohamad H. Makhzoumi also may be deemed to own beneficially the NEA 15-OF Shares. NEA Partners 15-OF and NEA Partners 14 are collectively referred to as “GPLPs.” NEA 15 GP, GPLPs and NEA 14 GP are collectively referred to as the “Control Entities.” Each of Forest Baskett, Anthony A. Florence, Jr. and Scott D. Sandell (a former director of us) is a director of NEA 14 GP and manager of NEA 15 GP (the “Dual Managers”). Patrick J. Kerins is a director of NEA 14 GP. Anthony A. Florence, Mohamad H. Makhzoumi and Scott D. Sandell are each a member of the Executive Committee of NEA Management Company, LLC (the “Executive Committee”). By virtue of their relationship as affiliated entities, whose controlling entities have substantially overlapping individual controlling persons, each of NEA 14, NEA 15-OF, the Control Entities and the Dual Managers may be deemed to share the power to direct the disposition and vote of the NEA 14 Shares and NEF 15-OF Shares. The address of the principal business office for the above referenced NEA entities is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.
(7)	Represents 1,989,100 Class A ordinary shares and 26,810,900 Class B ordinary shares held of record by Unileo Limited. Unileo Limited is wholly owned by Liaohan (Leo) Chen.
(8)	Represents 1,432,150 Class A ordinary shares and 8,567,850 Class B ordinary shares held of record by Tuya Group Inc., a business company with limited liability incorporated under the laws of BVI wholly owned by Xueji (Jerry) Wang.

To our knowledge, as of April 13, 2026, a total of 98,870,448 Class A ordinary shares outstanding were held by one record holder in the United States, representing 16.1% of our total issued and outstanding ordinary shares on an as-converted basis as of such date. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B.Related Party Transactions

Historical Contractual Arrangements

See “Item 4. Information on the Company—4.C. Organizational Structure—Historical Contractual Arrangements with the Former VIE and the Former VIE’s Registered Shareholders” for a description of the historical contractual arrangements by and among our PRC subsidiary, the former VIE and the shareholders of the former VIE.

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

There were no other material related party transactions during year ended December 31, 2025.

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

In August 2022, we and certain of our current and former directors and officers and our underwriters in our initial public offering in the United States were named as defendants in a putative securities class action filed in the U.S. District Court for the Southern District of New York. An amended complaint in this class action was filed in March 2023. The action, purportedly brought on behalf of a class of persons or entities who purchased ADSs in or traceable to our initial public offering in the United States, alleges that our registration statement on Form F-1 in connection with our March 2021 initial public offering contains materially misleading statements and omissions in violation of the U.S. federal securities laws. Pursuant to a scheduling order entered in January 2023, we filed a motion to dismiss the action in May 2023. On March 5, 2024, the court entered an order granting our motion to dismiss in part and denying it in part. We filed a second motion to dismiss the action on April 25, 2024 under Federal Rule of Civil Procedure 12(c). On March 7, 2025, the court granted our motion for judgment on the pleadings, concluding that the plaintiffs failed to identify any false or misleading statements in our registration statement. The court granted leave for the plaintiffs to amend their complaint by March 28, 2025. The plaintiffs did not serve an amended complaint prior to that deadline. On March 31, 2025, the court entered judgment in favor of us and all other defendants, dismissing all claims asserted in the action with prejudice. The plaintiffs did not file an appeal, and the case is concluded. For risks and uncertainties relating to pending cases against us, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business— We and certain of our current and former directors and officers were named as defendants in a putative shareholder class action lawsuit, and may, from time to time, be the subject of shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operations, cash flows and reputation.”

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

Dividend Payment History

On August 26, 2024, our Board approved the declaration and distribution of a dividend of US$0.0589 per ordinary share, or US$0.0589 per ADS, to shareholders as at the close of business on September 11, 2024, Hong Kong Time and New York Time, respectively. The aggregate amount of the dividend was approximately US$33 million, which was paid in U.S. dollars and in cash, and was funded by surplus cash and paid out from our share premium account. On February 26, 2025, our Board approved the declaration and distribution of a dividend of US$0.0608 per ordinary share, or US$0.0608 per ADS, to shareholders as at the close of business on March 13, 2025, Hong Kong Time and New York Time, respectively. The aggregate amount of the dividend was approximately US$37 million, which was paid in U.S. dollars and in cash, and was funded by surplus cash and paid out from our share premium account. On August 26, 2025, our Board approved the declaration and distribution of a cash dividend of US$0.054 per ordinary share, or US$0.054 per ADS, to such holders as at the close of business on September 11, 2025, Hong Kong Time and New York Time, respectively. The aggregate amount of the dividend was approximately US$33 million, which was paid in U.S. dollars and in cash, and was funded by surplus cash and paid out from our additional paid-in capital account. On March 2, 2026, our Board approved the declaration and distribution of a cash dividend of US$0.0605 per ordinary share, or US$0.0605 per ADS, to shareholders as at the close of business on March 18, 2026, Hong Kong Time and New York Time, respectively. The aggregate amount of such dividend was approximately US$37 million, which was paid in U.S. dollars and in cash, and was funded by surplus cash and paid out from our share premium account. We currently do not have any plan to require our PRC subsidiaries to distribute their retained earnings and intend to retain them to operate and expand our business in the PRC.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

People’s Republic of China Taxation

Our subsidiaries and the former VIE in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the Enterprise Income Tax Law of the People’s Republic of China (the “EIT Law”), which was amended on December 29, 2018 and became effective on the same date and the Regulation on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China, which was amended on April 23, 2019 and became effective on the same date, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. In 2023, 2024 and 2025, preferential tax treatment was available to Hangzhou Tuya Information Technology Co., Ltd, which qualifies as a high-tech enterprise and is entitled to enjoy the 15% beneficial tax rate. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

Material U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs or Class A ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold ADSs or Class A ordinary shares. This discussion applies only to a U.S. Holder that holds the ADSs or Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax or Medicare contribution tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

Passive Foreign Investment Company

In general, a non-U.S. corporation is a passive foreign investment company (a “PFIC”) for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties (other than certain rents or royalties derived in an active conduct or a trade or business) and certain gains. Cash is generally a passive asset for these purposes. Goodwill and other intangible assets are active under the PFIC rules to the extent attributable to activities that produce active income.

We hold a substantial amount of cash and financial investments, and while that continues to be the case our PFIC status for any taxable year may depend on the average value of our goodwill and other intangible assets. We have not obtained any valuation of our goodwill or other assets. However, the value of our goodwill and other intangible assets for any taxable year may be determined, in large part, by reference to our average market capitalization. If the value of our goodwill and other intangible assets is determined by reference to our average market capitalization, then we were likely a PFIC for our 2025 taxable year, and there is a significant risk that we will also be a PFIC for 2026, and possibly future taxable years. Moreover, it is not entirely clear how the contractual arrangements between us and the former VIE are treated for purposes of the PFIC rules, and we may be a PFIC for the 2025 taxable year or any prior year if the former VIE is not treated as owned by us for these purposes. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. For these reasons, we cannot express an expectation as to our PFIC status for 2026 or any future taxable year. U.S. holders of our ADSs or Class A ordinary shares should consult their tax advisers regarding our PFIC status for any of our past, current or future taxable year.

If we are a PFIC for any taxable year and any entity in which we own or are treated as owning equity interests is also a PFIC (any such entity, a “Lower-tier PFIC”), a U.S. Holder will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holder held such shares directly, even though the U.S. Holder will not receive the proceeds of those distributions or dispositions.

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

Alternatively, if we are a PFIC and if the ADSs or Class A ordinary shares are “regularly traded” on a “qualified exchange,” as defined in applicable Treasury regulations, a U.S. Holder thereof could make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs or Class A ordinary shares will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity thereof are traded on a qualified exchange on at least 15 days during each calendar quarter. There can be no assurance that our ADSs or Class A ordinary shares will be treated as regularly traded for any relevant period. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs or Class A ordinary shares at the end of each taxable year in which we are a PFIC over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs or Class A ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs or Class A ordinary shares, as applicable, will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs or Class A ordinary shares in a taxable year when we are a PFIC will be treated as ordinary income, and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess loss treated as a capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs or Class A ordinary shares will be treated as discussed under “—Taxation of Distributions” below. There is no law, regulation or administrative guidance that provides for a right to make a mark-to-market election with respect to any Lower-tier PFIC. Therefore, if we are a PFIC for any taxable year, U.S. Holders could be subject to the general PFIC rules described in the preceding paragraph with respect to any Lower-tier PFIC even if they make a mark-to-market election with respect to us. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.

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

U.S. Holders should consult their tax advisers regarding our PFIC status for 2025 and any other taxable year, and the application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC taxes. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. However, IRS notices (i) indicate that the Treasury and the IRS are considering amendments to these Treasury regulations and (ii) provide relief from certain of their provisions for taxable years ending before the date that a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all otherwise creditable foreign taxes paid or accrued in the relevant taxable year.

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

Any Hong Kong stamp duty imposed on dealings in Class A ordinary shares on the Hong Kong Stock Exchange will not be creditable against a U.S. Holder’s U.S. federal income tax liability. However, Hong Kong stamp duty paid by a U.S. Holder may increase the U.S. Holder’s tax basis in the Class A ordinary shares (if the U.S. Holder is the buyer of the shares) or reduce the amount of gain (or increase the amount of loss) recognized upon a sale or other disposition of the Class A ordinary shares.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

Concentration of Customers and Suppliers

Substantially all of our revenues were derived from customers located in China. There were no customers from whom revenues individually represent greater than 10% of our total revenues in 2023, 2024 and 2025. In 2023 and 2024, there was one supplier from whom our purchases individually represent 11% and 11% in 2023 and 2024 of our total purchases in the same year, respectively. In 2025, there was one supplier from whom our purchases individually represent 13% of our total purchases in the same year.

Foreign Exchange Risk

We currently derive a significant majority of our revenue from PaaS which, in turn, are generated primarily through our contracts with OEMs located in the PRC. These revenues are predominantly denominated in RMB. A substantial portion of our expenses are also denominated in RMB. Our reporting and functional currency is the U.S. dollar. The financial statements of our subsidiaries and consolidated affiliated entities using functional currencies other than the U.S. dollar, such as RMB, are translated to the U.S. dollar. As a result, as RMB depreciates or appreciates against the U.S. dollar, our revenues presented in U.S. dollars will be negatively or positively affected.

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

As of December 31, 2025, we had Renminbi-denominated cash and cash equivalents of RMB578.1 million (US$82.3 million), and U.S. dollar-denominated cash and cash equivalents of US$807.0 million.

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2023, 2024 and 2025 were increases of 0.2%, 0.2% and 0.0%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. Additionally, high global inflation has been weakening consumption sentiment and dampening enterprises’ confidence in doing business. We may not be able to hedge our exposure to higher inflation in China and globally.

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. In 2025, excluding withholding tax, we received US$2.1 million net reimbursement from The Bank of New York Mellon, for the expenses incurred in connection with our ADR program.

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

For the period from March 17, 2021, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2025, we used approximately US$751.0 million of the net proceeds received from our initial public offering for the purposes as disclosed in the IPO Registration Statement (i.e., research and development; investment in technology infrastructure; marketing and branding; other capital expenditures; and other general corporate purposes), as well as repurchases of ADSs from the open market. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. We intend to use the remainder of the net proceeds from our initial public offering for the foregoing purposes.

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

For the period from May 31, 2022, the date that the shelf registration statement on Form F-3 was automatically effective, to December 31, 2025, we used approximately US$6.2 million of the net proceeds received from our global offering for the purposes as disclosed in the prospectus supplements (i.e., enhancing our IoT technologies and infrastructure; expanding and enhancing our product offerings; marketing and branding activities; pursuing strategic partnerships, investments and acquisitions to implement our long-term growth strategies; and general corporate purposes and working capital needs).

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	Year Ended December 31,
	2024	2025
	US$	US$

	(in thousands)
Services
Audit Fees(1)	1,088	1,239
All Other Fees(2)	38	—
Total	1,126	1,239
(1)	“Audit Fees” refer to the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2024 and 2025, the audit refers to financial audit and services that are normally provided by our principal auditor in connection with regulatory filings for those fiscal years.
(2)	“All Other Fees” refer to the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors other than services reported under “Audit Fees”.

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

The table below sets forth a summary of shares repurchased by us during the year ended December 31, 2025.

Total Number
				of Class A	Approximate
				ordinary	Dollar Value of
				shares and/or	Class A
	Total Number			ADSs	ordinary shares
	of Class A	Average Price		Purchased as	and/or ADSs
	ordinary	Paid per Class		Part of the	that May Yet Be
	shares and/or	A ordinary		Publicly	Purchased
	ADSs	shares and/or		Announced	under the
	Purchased	ADS		Plan(s)	Plan(s) (in US$)
Period
January 2025	—		—	—	—
February 2025	—		—	—	—
March 2025	—		—	—	—
April 2025	—		—	—	—
May 2025	—		—	—	—
June 2025	—		—	—	—
July 2025	—		—	—	—
August 2025	—		—	—	—
September 2025	—		—	—	—
October 2025	—		—	—	—
November 2025	—		—	—	—
December 2025	5,400	HK$	17.01	—	—

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

ITEM 16.I.     DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J.     INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees, which policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. We have filed our insider trading policies, as amended, as Exhibit 11.2 to our annual report for the fiscal year ended December 31, 2024 filed with the SEC on April 24, 2025.

ITEM 16.K.    CYBERSECURITY

Risk Management and Strategy

Cybersecurity risk management is an integral part of our overall enterprise risk management system. Our cybersecurity risk management program is designed to align with major industry standards such as ISO/IEC 270001, ISO/IEC 27017, ISO/IEC 27701, ISO/IEC42001, and CSA-STAR, among others, as well as assist us in maintaining procedures for assessing, identifying and managing material risks from cybersecurity threats and incidents.

We have established a comprehensive cybersecurity threat defense system designed to mitigate both internal and external cybersecurity threats. This system spans various layers, including network, host, application and hardware security, and integrates a range of security capabilities such as web application firewalls (“WAFs”), message queuing telemetry transport (“MQTT”) application firewalls, intrusion detection, runtime application self-protection (“RASP”), host-based intrusion detection system (“HIDS”), protection measures against distributed denial-of-service (“DDoS”) attacks, threat defense, and real-time monitoring. We have established an AI-native security framework, internally released AI secure coding guidelines, implemented a mandatory access control mechanism for AI tools, and released an AI Guardrail SDK capable of effectively identifying high-risk content. We apply diverse methods to manage cybersecurity risks and protect sensitive data, including technical safeguards, procedural protocols, a monitoring program on our corporate network, regular evaluations of security measures both internally and with external service providers, an incident response program, and regular training sessions for our employees. For example, the implementation and effectiveness of our security measures are evaluated internally on an annual basis, and we require employees to complete certain cybersecurity awareness trainings at least once annually. We also engage third parties to assess and audit our cybersecurity programs and compliance with applicable practices and standards. For example, we have worked with leading privacy compliance and cybersecurity firms, such as E.Y., TrustArc, BSI, DNV and Underdefense, for privacy management and penetration testing.

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

1.1

Tenth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form S-8 filed with the SEC on October 10, 2025)

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

4.2	2024 Share Scheme (incorporated herein by reference to Exhibit 4.2 to the annual report for the fiscal year ended December 31, 2024 filed with the SEC on April 24, 2025)

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

8.1*	Principal Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-253575), as amended, initially filed with the SEC on February 26, 2021)

11.2

Statement of Policies Concerning Trading in Company Securities (incorporated herein by reference to Exhibit 11.2 to our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 24, 2025)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Jia Yuan Law Offices

Exhibit Number	Description of Document

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

15.4*	Consent of CIC

97	Tuya Inc. Compensation Recoupment Policy (incorporated herein by reference to Exhibit 97 to the annual report for the fiscal year ended December 31, 2023 filed with the SEC on April 24, 2024)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tuya Inc.

By:	/s/ Xueji (Jerry) Wang
	Name:	Xueji (Jerry) Wang
	Title:	Chief Executive Officer and Director

Date: April 22, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tuya Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Tuya Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive (loss)/income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue from the delivery of PaaS products

As described in Note 2(r) to the consolidated financial statements, for the year ended December 31, 2025, revenue from the delivery of PaaS products makes up a significant portion of total revenue from PaaS of US$231,209 thousands. The Company determined there are two distinct performance obligations in revenue from PaaS including: (1) PaaS products; and (2) cloud-based connectivity and basic IoT services. The Company allocated the transaction price to each performance obligation based on their relative standalone selling price. The standalone selling price for PaaS products is estimated based on competitor’s pricing for similar products in the market, adjusted for entity-specific factors. For the delivery of PaaS products, revenue is recognized when the PaaS products are accepted by customers, which is the point that control of the products is transferred to the customers.

The principal consideration for our determination that performing procedures relating to revenue from the delivery of PaaS products being a critical audit matter is a high degree of audit effort in performing procedures and evaluating audit evidence related to the Company’s revenue from PaaS.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process of the PaaS revenue, including relevant information technology general controls and automated controls of the information technology systems used in the revenue recognition process. These procedures also included, among others, (i) reading contracts with customers and evaluating the appropriateness of the revenue recognition policies adopted by management; (ii) testing revenue transactions, on a sample basis, by obtaining and inspecting source documents, including sales orders, proof of shipment and customer acceptance; (iii) confirming, on a sample basis, outstanding accounts receivable balances as of December 31, 2025; and (iv) testing revenue transactions recorded before and after the balance sheet date, on a sample basis, by obtaining and inspecting source documents, including proof of shipment and customer acceptance to assess whether revenue was recognized in the correct reporting period.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 22, 2026

We have served as the Company’s auditor since 2020.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

		As of December 31,
	Note	2024	2025
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		653,334	890,708
Restricted cash		50	—
Short-term investments	2(e),4	194,536	61,770
Accounts receivable, net	5	7,592	13,193
Notes receivable, net		7,485	10,111
Inventories, net	6	23,840	30,943
Prepayments and other current assets, net	7	16,179	16,486
Total current assets		903,016	1,023,211
Non-current assets:
Restricted cash		—	245
Property, equipment and software, net	8	6,619	15,653
Land use rights, net		8,825	8,843
Operating lease right-of-use assets, net	10	4,550	5,649
Long-term investments	2(e),9	180,092	77,213
Other non-current assets, net	7	678	1,700
Total non-current assets		200,764	109,303
Total assets		1,103,780	1,132,514
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of 1,968 and nil, as of December 31, 2024 and 2025, respectively):
Accounts payable		19,051	31,778
Advances from customers		31,346	29,330
Deferred revenue, current	2(r),12	7,525	9,732
Accruals and other current liabilities	11	32,257	33,261
Income tax payables		360	142
Lease liabilities, current	10	3,798	1,985
Total current liabilities		94,337	106,228
Non-current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of nil as of December 31, 2024 and 2025):
Lease liabilities, non-current	10	851	3,329
Deferred revenue, non-current	2(r),12	377	352
Other non-current liabilities	11	767	—
Total non-current liabilities		1,995	3,681
Total liabilities		96,332	109,909

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2024 AND 2025

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

		As of December 31,
	Note	2024	2025
		US$	US$
Shareholders’ equity:
Ordinary shares (US$0.00005 par value; nil shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively)	14	—	—
Class A ordinary shares (US$0.00005 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 504,387,299 and 541,364,923 shares issued as of December 31, 2024 and 2025, respectively; 495,601,588 and 541,119,562 shares outstanding as of December 31, 2024 and 2025, respectively)	14	25	27
Class B ordinary shares (US$0.00005 par value; 200,000,000 and 200,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 70,205,300 and 70,163,253 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	14	4	4
Treasury stock (US$0.00005 par value; 8,785,711 and 245,361 shares as of December 31, 2024 and 2025, respectively)		(15,726)	(12)
Additional paid-in capital		1,612,712	1,549,389
Accumulated other comprehensive loss		(19,716)	(14,842)
Accumulated deficit		(569,851)	(511,961)
Total shareholders’ equity		1,007,448	1,022,605
Total liabilities and shareholders’ equity		1,103,780	1,132,514

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

		Year Ended December 31,
	Note	2023	2024	2025
		US$	US$	US$
Revenue	2(r)	229,990	298,617	321,791
Cost of revenue		(123,335)	(157,187)	(166,750)
Gross profit		106,655	141,430	155,041
Operating expenses:
Research and development expenses		(102,277)	(95,049)	(89,687)
Sales and marketing expenses		(40,440)	(37,081)	(33,110)
General and administrative expenses		(80,663)	(68,254)	(30,916)
Other operating incomes, net		10,901	11,334	10,151
Total operating expenses		(212,479)	(189,050)	(143,562)
(Loss)/profit from operations		(105,824)	(47,620)	11,479
Other income
Other non-operating incomes, net		3,113	4,180	5,215
Financial income, net	13	44,976	50,718	44,179
Foreign exchange gain/(loss), net		669	(136)	(1,030)
(Loss)/profit before income tax expense		(57,066)	7,142	59,843
Income tax expense	16	(3,249)	(2,145)	(1,953)
Net (loss)/profit		(60,315)	4,997	57,890
Net (loss)/profit attributable to Tuya Inc.		(60,315)	4,997	57,890
Net (loss)/profit attributable to ordinary shareholders		(60,315)	4,997	57,890
Net (loss)/profit		(60,315)	4,997	57,890
Other comprehensive income/(loss)
Changes in fair value of long-term investments	9	(7,791)	14	115
Transfer out of fair value changes of long-term investments		15,537	(65)	—
Foreign currency translation		(2,722)	(2,574)	4,759
Total comprehensive (loss)/income attributable to Tuya Inc.		(55,291)	2,372	62,764
Net (loss)/profit attributable to Tuya Inc.		(60,315)	4,997	57,890
Net (loss)/profit attributable to ordinary shareholders		(60,315)	4,997	57,890
Weighted average number of ordinary shares used in computing net (loss)/profit per share	17
-Basic		555,466,061	573,782,783	611,714,837
-Diluted		555,466,061	591,006,801	613,807,254

Net (loss)/profit per share attributable to ordinary shareholders	17
-Basic		(0.11)	0.01	0.09
-Diluted		(0.11)	0.01	0.09

Share-based compensation expenses were included in:
Research and development expenses		14,734	14,347	5,404
Sales and marketing expenses		5,446	5,098	2,047
General and administrative expenses		45,036	48,305	14,812

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

		Ordinary shares
		(US$0.00005 par value)			Treasury stock
							Accumulated
		Number		Additional	Number		other		Total
		of		paid-in	of		comprehensive	Accumulated	shareholders’
		shares issued	Amount	capital	shares issued	Amount	loss	deficit	equity
	Note		US$	US$		US$	US$	US$	US$
Balance as of December 31, 2024		574,592,599	29	1,612,712	(8,785,711)	(15,726)	(19,716)	(569,851)	1,007,448
Repurchase of ordinary shares	14	—	—	—	(5,400)	(12)	—	—	(12)
Exercise of share option and vested restricted share unit		—	—	(15,341)	45,481,327	15,343	—	—	2
Cancellation of Treasury stock	14	(223,773)	—	(397)	223,773	385	—	—	(12)
Net profit		—	—	—	—	—	—	57,890	57,890
Fair value change of long-term investment		—	—	—	—	—	115	—	115
Foreign currency translation adjustment		—	—	—	—	—	4,759	—	4,759
Share-based compensation		—	—	22,263	—	—	—	—	22,263
Issue of new shares	14	37,159,350	2	—	(37,159,350)	(2)	—	—	—
Dividend	19	—	—	(69,848)	—	—	—	—	(69,848)
Balance as of December 31, 2025		611,528,176	31	1,549,389	(245,361)	(12)	(14,842)	(511,961)	1,022,605

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

		Year Ended December 31,
	Note	2023	2024	2025
		US$	US$	US$
Cash flows from operating activities:
Net (loss)/profit		(60,315)	4,997	57,890
Adjustments to reconcile net (loss)/profit to net cash generated from operating activities:
Share-based compensation		65,216	67,750	22,263
Depreciation and amortization of property, equipment and software	8	2,449	1,596	1,217
Amortization of right-of-use assets	10	4,100	3,469	3,967
Allowance for credit losses/(reversal) of allowance for credit losses		1,595	1,243	(637)
Inventory write-downs		3,298	1,997	1,062
(Gain)/loss on disposal of property, equipment and software		(221)	43	17
Gain on disposal of long-term investment		—	(451)	—
(Gain)/loss on foreign currency exchange rates		(669)	136	1,030
Change in unrealized investment income		(697)	(533)	5,380
Fair value change on short-term and long-term investments		76	157	(807)
Impairment loss/(reversal) of long-term investments	9	15,537	261	(53)

Changes in operating assets and liabilities:
Accounts receivable		1,046	484	(4,884)
Notes receivable		(2,284)	(2,638)	(2,701)
Inventories		9,217	7,028	(8,165)
Prepayments and other current assets		(1,251)	(3,942)	(1,815)
Other non-current assets		290	203	1
Accounts payable		1,982	5,915	9,561
Advances from customers		4,143	(430)	(2,016)
Deferred revenue		93	594	2,182
Income tax payables		689	(329)	(218)
Accruals and other liabilities		(1,372)	(564)	2,934
Lease liabilities		(3,366)	(3,510)	(4,401)
Other non-current liabilities		(3,113)	(3,124)	(767)
Net cash generated from operating activities		36,443	80,352	81,040
Cash flows from investing activities:
Payment for short-term investments		(327,244)	(264,681)	(50,588)
Proceeds from disposal of short-term investments		853,703	354,547	184,332
Proceeds from disposal of long-term investments		—	43,160	98,875
Purchase of property, equipment and software		(1,499)	(4,184)	(7,136)
Purchase of land use rights		—	(8,914)	—
Proceeds from disposal of property, equipment and software		509	163	16
Payment for long-term investments		(193,014)	(11,163)	—
Pre-payment for long-term investments		—	—	(1,020)
Provision of third-party loans		—	(1,500)	—
Proceeds from collection of third-party loans		—	—	1,500
Net cash generated from investing activities		332,455	107,428	225,979

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

		Year Ended December 31,
	Note	2023	2024	2025
		US$	US$	US$
Cash flows from financing activities:
Payment for repurchase of ordinary shares		(3,339)	(70)	(12)
Payment for cancellation of treasury shares		—	—	(12)
Proceeds from exercise of share options		1,187	168	2
Payments of deferred offering costs		(71)	(276)	—
Payments of dividend		—	(33,022)	(69,848)
Net cash used in financing activities		(2,223)	(33,200)	(69,870)
Effect of exchange rate changes on cash and cash equivalents, restricted cash		(1,148)	116	420
Net increase in cash and cash equivalents, restricted cash		365,527	154,696	237,569
Cash and cash equivalents, restricted cash at the beginning of year		133,161	498,688	653,384
Cash and cash equivalents, restricted cash at the end of year		498,688	653,384	890,953

Supplemental cash flow disclosures
Cash paid for income tax		(2,819)	(2,687)	(2,534)

		As of December 31,
		2023	2024	2025
		US$	US$	US$
Cash and cash equivalents	2(f)	498,688	653,334	890,708
Restricted cash	2(g)	—	50	245
Total cash, cash equivalents and restricted cash shown in the statements of cash flows		498,688	653,384	890,953

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

1.    Organization and principal activities

(a)    Principal Activities

Tuya Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on August 28, 2014, as an exempted company with limited liability. The Company and its subsidiaries and consolidated variable interest entity (“VIE”) (collectively referred to as the “Group”) are principally engaged in offering PaaS (Platform-as-a-Service) to business customers developing IoT (Internet of Things) devices, including brands and their OEMs (original equipment manufacturer). And, the Group offers Industry SaaS (Software-as-a-Service) and cloud-based value-added services with AI application functions to its customers. The Group also sells finished smart devices powered by Tuya purchased from qualified OEMs (the “Smart solution”).

(b)    History of the Group

Prior to the incorporation of Tuya Inc. in August 2014, the Group commenced its initial operations through Hangzhou Tuya Technology Co., Ltd. (“Hangzhou Tuya Technology”), which was established on June 16, 2014 by Wang Xueji and another individual. After a series of agreements, Hangzhou Tuya Technology was owned by Wang Xueji and other four individuals (collectively, the “Registered Shareholders”) together with two unrelated investors of Series Angel financing (the “Non-Registered Shareholders VIE Investors”) by August 2014. In December 2014, Hangzhou Tuya Information Technology Co., Ltd. (the “WFOE”) was established after the incorporation of Tuya Inc. The Group then entered into a series of contractual arrangements among the WFOE, Hangzhou Tuya Technology and Hangzhou Tuya Technology’s shareholders in December 2014, and thereafter Hangzhou Tuya Technology (the “VIE”) became the variable interest entity of the Group. After the completion of this transaction, the Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and the consolidated VIE. In 2019, the VIE agreements were amended to modify the VIE’s shareholders list and equity interest of each shareholder as a result of the change in registered share capital of the VIE and the exit of Non-Registered Shareholders VIE Investors as the VIE’s shareholders. The contractual arrangements were further amended in January 2022. The amendments discussed herein did not impact the VIE accounting treatment discussed further in Note 2(b). In 2025, the Group terminated the contractual arrangements entered into by the WFOE with the VIE and the VIE’s shareholders. The VIE was deregistered in November 2025 and the deregistration of the VIE does not have significant impact to the Group’s financial statements.

As of December 31, 2024 and 2025, the Company’s principal subsidiaries and consolidated VIE are as follows:

			Percentage of direct
Name of subsidiaries	Date of incorporation	Place of incorporation	or indirect ownership		Principal activities
			December 31,
			2024	2025
Tuya (HK) Limited	September 12, 2014	Hong Kong, China	100%	100%	Investment holding and business development
Hangzhou Tuya Information Technology Co., Ltd.	December 5, 2014	Hangzhou, China	100%	100%	Sales of PaaS, Smart devices, SaaS and Others and research and development
Tuya Smart Inc.	July 19, 2019	Delaware, United States	100%	100%	Business development
Tuya Global Inc.	July 22, 2015	California, United States	100%	100%	Business development
Tuyasmart (India) Private Limited	January 31, 2019	Gurgaon, India	100%	100%	Business development
Tuyasmart (Colombia) S.A.S	July 2, 2019	Medellin, Colombia	100%	100%	Business development
Tuya GmbH	May 13, 2019	Hamburg, Germany	100%	100%	Business development
Tuya Japan Co., Ltd.	January 23, 2019	Tokyo, Japan	100%	100%	Business development
Zhejiang Tuya Smart Electronics Co., Ltd.	May 9, 2020	Hangzhou, China	100%	100%	Sales of Smart devices
Tuya Smart Australia Pty Ltd	December 19, 2020	Melbourne, Australia	100%	100%	Business development
Tuya France (1)	February 07, 2023	Paris, France	100%	—	Business development
Tuya UK Limited (1)	September 28, 2022	London, UK	100%	—	Business development

			Economic
Name of VIE	Date of incorporation	Place of incorporation	interest held		Principal activities
			December 31,
			2024	2025
Hangzhou Tuya Technology Co., Ltd. (2)	June 16, 2014	Hangzhou, China	100%	—	No substantial business
(1)	Tuya France and Tuya UK Limited were terminated and deregistered in 2025.
(2)	The VIE operated de minimis business activities and had no material impact on the Company’s financial position, results of operations or cash flows for the years ended December 31, 2023, 2024 and 2025. The VIE was terminated and deregistered on November 12, 2025.

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

Financial assets and liabilities of the Group mainly consist of cash and cash equivalents, time deposits, equity securities, accounts receivable, notes receivable, derivative instruments, certain other current assets, U.S. treasury securities, available-for-sale debt securities, account payables and certain accruals and other liabilities. As of December 31, 2024 and 2025, except for time deposits, equity securities and available-for-sale debt securities, the carrying values of these financial instruments approximated their fair values due to their short-term maturity. The Group reports equity securities with readily determinable fair values included in short-term investments at fair value and discloses the fair value of these investments based on level 1 measurement. The Group reports time deposits included in short-term investments and equity securities with readily determinable fair value included in long-term investments at fair value, and discloses their fair value based on level 2 measurement. The Group reports available-for-sale debt securities at fair value and discloses the fair value of these investments based on level 3 measurement.

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

		Fair value measurement at reporting date using
	Fair value	Quoted Prices in Active		Significant
	as of	Markets for Identical	Significant Other	Unobservable
	December 31,	Assets	Observable Inputs	Inputs
Description	2024	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Assets:
Short-term investments	57,525	2,117	55,408	—
Long-term investments	7,116	—	195	6,921
	64,641	2,117	55,603	6,921

		Fair value measurement at reporting date using
	Fair value	Quoted Prices in Active		Significant
	as of	Markets for Identical	Significant Other	Unobservable
	December 31,	Assets	Observable Inputs	Inputs
Description	2025	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Assets:
Short-term investments	61,270	2,938	58,332	—
Long-term investments	7,449	—	242	7,207
	68,719	2,938	58,574	7,207

The roll forward of major Level 3 investments are as follows:

US$

Fair value of Level 3 investments as of December 31, 2023	9,874
Disposal	(2,706)
The change in fair value of the investments	(247)
Fair value of Level 3 investments as of December 31, 2024	6,921
The change in fair value of the investments	286
Fair value of Level 3 investments as of December 31, 2025	7,207

Management determined the fair value of these Level 3 investments based on market approach using various unobservable inputs. The determination of the fair value required significant judgement by management with respect to the assumptions and estimates for the lack of marketability discounts, expected volatility and probability in equity allocation. The significant unobservable inputs adopted in the valuation as of December 31, 2024 and 2025 are as follows:

As of December 31,
	2024	2025
Unobservable Inputs

Expected volatility	40%-71%	33% - 73%
Probability	Liquidation scenario:38%-45%	Liquidation scenario: 38% - 40%
	Redemption scenario:38%-45%	Redemption scenario: 38% - 40%
	IPO scenario:10%-25%	IPO scenario: 20% - 25%

(f)    Cash and Cash Equivalents

Cash and cash equivalents include cash in bank and time deposits placed with banks or other financial institutions which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

(g)    Restricted Cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash mainly represents (a) supervision bank account for construction; and (b) deposits held in bank account for guarantee letter required by its business partners and commercial banks.

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

Notes receivable primarily included bank acceptance notes and commercial acceptance bills. The Group accepts bank acceptance notes and commercial acceptance bills from customers for products sold or services performed in the ordinary course of business. Upon receipt of the bank acceptance notes and commercial acceptance bills, the Group’s accounts receivable from the customer is derecognized. Bank acceptance notes are negotiable instruments with cash settlement from commercial banks within 6 months. The bank acceptance notes can also be endorsed to suppliers as settlement of accounts payable. Bank acceptance notes of US$670, US$1,991, and US$1,598 were endorsed to suppliers for the years ended December 31, 2023, 2024 and 2025, respectively. Commercial acceptance bills were cash settled from customers upon due.

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

(l)    Internal-Use Software Development Costs

The Group recognizes its internal-use software development costs related to its AI cloud platform functions, including related website, software and mobile applications in accordance with ASC 350-50 “Website development costs” and ASC 350-40 “Internal-use software”. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred. Cost capitalized for developing AI cloud platform functions were not material for the periods presented.

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

(n)    Land use rights, net

Land use rights represent acquisition costs to purchase land use rights from the PRC government, which are evidenced by property certificate. The period of the purchased land use rights is 50 years. The Company classifies land use rights as long-term assets on the balance sheets and cash outflows related to acquisition of land use rights as investing activities.

Land use rights are carried at cost less accumulated amortization and impairment losses, if any. Amortization is computed using the straight-line method over the term specified in the land use rights certificate for 50 years.

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

(p)    Impairment of Long-lived Assets

For other long-lived assets including property, equipment and software and other non-current assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment charges were recognized for the years ended December 31, 2023, 2024 and 2025.

(q)    Value Added Taxes

The Group’s subsidiaries and the VIE in the PRC are subject to value-added taxes (“VAT”) on its products and services, less any deductible VAT the Group has already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law. VAT is not included in the revenue recognized for the Group.

The Company’s two subsidiaries, Hangzhou Tuya Information Technology Co., Ltd. and Zhejiang Tuya Smart Electronics Co., Ltd. obtained their software copy certificate in July and December 2020, respectively, and are eligible for the VAT refund-upon-collection policy, which entitles Hangzhou Tuya Information Technology Co., Ltd. and Zhejiang Tuya Smart Electronics Co., Ltd. to receive relevant refunds for the amount of VAT in excess of 3% of its actual tax burden upon completion of relevant the VAT refund filling process. The VAT refund received is recorded in other operating incomes, net in the consolidated statements of comprehensive (loss)/income. For the years ended December 31, 2023, 2024 and 2025, VAT refunds received by the Company were US$7,037, US$8,939 and US$9,619, respectively.

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

Revenue is recorded net of value-added tax.

The Group’s revenue was disaggregated by its major revenue streams in the years presented as follows:

	Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
PaaS	167,694	217,069	231,209
Smart solution	26,517	41,965	45,702
SaaS and others	35,779	39,583	44,880
Total revenue	229,990	298,617	321,791

I. Revenue from PaaS

PaaS combines cloud-based connectivity and basic IoT services, edge capabilities (embedded in modules), app development, and device optimization solutions. The Company determined there are two distinct performance obligations in the delivery of PaaS products including: (1) PaaS products with edge capabilities, app development and device optimization solutions, and; (2) cloud-based connectivity and basic IoT services provided to customers and end consumers. The Company allocated the transaction price to each performance obligation based on their relative standalone selling price. The standalone selling price for PaaS products is estimated based on the competitor’s pricing for similar products in the market, adjusted for entity-specific factors. For the delivery of PaaS product, revenue is recognized when PaaS products are accepted by customers, which is the point that control of the products is transferred to the customers. A receivable is recognized when the PaaS products are delivered and accepted by customers as this is the point in time that the consideration is unconditional. For cloud-based connectivity and basic IoT services, revenue is deferred and subsequently recognized from the end consumer’s activation to the end of the estimated PaaS product’s life cycle on a straight-line basis. The amount of revenue recognized from cloud-based connectivity and basic IoT services is US$1,237, US$968 and US$1,119 for the years ended December 31, 2023, 2024 and 2025, respectively (Note 12(1)).

Return allowances for PaaS products are estimated based on historical experiences and accounted for as reduction of net revenue.

The Company provides sales rebates to its customers from time to time, which is accounted for as reduction of net revenue.

The Company launched a membership program in the fourth quarter of 2020 (the “2020 Membership Program”). In the 2020 Membership Program, customers pay a non-refundable fixed fee in exchange for member-exclusive PaaS discounts within the membership period of typically 12 months. The Company records the upfront fixed membership fee as a deferred revenue and recognizes revenue on a straight-line basis typically over the 12-month membership period in which customers entitle to the membership.

The Company launched a new membership program in the first quarter of 2023 (“2023 Membership Program”). In the 2023 Membership Program, the customers are offered to choose either i) pay an upfront fixed fee in exchange for price discount in future purchases (the “Deposit scheme”), or ii) enjoy sales rebates based upon purchase achieved without paying any upfront fees (the “Rebate scheme”) with the membership period of typically 12 months. Under the Deposit scheme, the upfront fee are refundable only if the volume requirements are met when the membership period ends. Considering past experience and current forecast, the Company does not expect being able to keep any of the membership fees and such fees are recorded as a refund liability. Under the Rebate scheme, sales rebates are estimated based on the past experience and current forecasts and recognized as the customers make progress towards the purchase threshold. The sales rebates are accounted for as reduction of net sales.

II. Revenue from smart solution

In certain circumstances, the Group offers select brands, primarily customers who prefer not to deal with multiple OEMs, an option to purchase directly from the Group finished smart devices where PaaS is deployed. After the brands place purchase orders directly with the Group, the Group then sources the appropriate smart devices from OEMs based on the type of devices, hardware specifications and other metrics. The Group determines that there are two distinct performance obligations for its smart solution including the (1) smart devices embedded with PaaS; and (2) cloud-based connectivity and basic IoT services. The transaction price allocation and revenue recognition are the same as the revenue from PaaS.

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

VAS primarily includes cloud-based services with AI application functions for the end customers such as IoT data storage, push messaging, object detection and digital content. VAS also include complementary services that are provided to brands and OEMs such as app launch, AI-powered virtual voice assistants, and data analytics and others. Such arrangements with the customers are short term and the performance obligations are satisfied at one point of time.

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

The amounts allocated to the cloud-based connectivity and basic IoT services are deferred and recognized on a straight-line basis over the estimated PaaS product’s life cycle. The Group apportions deferred revenue between current and non-current based upon cloud-based connectivity and basic IoT services to be provided over the life cycle of smart devices. Deferred revenue relating to the Group’s cloud services that have an expiration date of less than 12 months are classified as current, otherwise non-current.

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

As of December 31, 2024 and 2025, the aggregate amount of transaction price allocated to the remaining performance obligations was US$7,902 and US$10,084, respectively, of which US$7,525 and US$9,732 were recorded in current deferred revenue while US$377 and US$352 were recorded in non-current deferred revenue, respectively.

The Group’s contract liability, including both deferred revenue and advances from customers, is US$39,248 and as US$39,414 of December 31, 2024 and 2025, respectively.

The Group applies the practical expedient to omit disclosure of information about the transaction price allocated to remaining performance obligations and when revenue will be recognized, for contracts which have a duration of one year or less. The remaining amounts recorded in non-current deferred revenue of US$377 and US$352 as of December 31, 2024 and 2025, respectively, would likely be recognized within 18 to 60 months.

The Group provides warranty for PaaS and smart solution generally for one year. The Group accrues a warranty reserve for all PaaS and smart solution, which reflects the Group’s best estimate of the projected costs to repair or replace items under warranty period. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Group’s history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve when the Group accumulates more actual data and experience in the future. The warranty reserve expected to be incurred is included within accruals and other liabilities in the consolidated balance sheets.

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

(u)    Research and Development Expenses

Research and development expenses consist primarily of payroll cost including share-based compensation expenses for research and development personnel, third-party cloud infrastructure expenses incurred for research and development purposes, rental expenses and depreciation and other expenses in associated with research and development functions. The Group accounts for internal use software development costs in accordance with guidance on intangible assets and internal use software. See Note 2(l) Internal-Use Software Development Costs.

(v)    Sales and Marketing Expenses

Sales and marketing expenses consist primarily of payroll cost including share-based compensation expenses for sales and marketing personnel, promotion and marketing expenses, rental expenses and depreciation and other expenses in associated with sales and marketing functions. Advertising expenses consist primarily of costs for the promotion of the Group’s corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2023, 2024 and 2025, advertising and marketing costs totalled US$4,867, US$4,679 and US$5,498, respectively.

(w)    General and Administrative Expenses

General and administrative expenses consist primarily of payroll cost including share-based compensation expenses for corporate personnel, general office expenses, rental expenses and depreciation and other expenses in associated with general and administrative functions.

(x)    Government Grants

Government grants are recognized as other operating incomes, net, or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of comprehensive (loss)/income upon receipts as all conditions attached to the grants are fulfilled. Government grants included as other operating incomes, net in the consolidated statements of comprehensive (loss)/income amounted to US$10,975, US$11,527 and US$10,147 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the consolidated statements of comprehensive (loss)/income amounted to US$27,296, US$23,630 and US$23,915 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The Group’s tax positions are subject to income tax audits by multiple tax jurisdictions throughout the world. The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the-more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. For the years ended December 31, 2023, 2024 and 2025, there were no uncertain tax position liabilities.

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

(ad) Comprehensive (Loss)/Income

Comprehensive (loss)/income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive (loss)/income for the periods presented includes net (loss)/profit, changes in fair value of long-term investments and foreign currency translation adjustments.

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

The following table present our segment results for the years ended December 31, 2023, 2024 and 2025:

	Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
Revenue	229,990	298,617	321,791
Cost of revenue	(123,335)	(157,187)	(166,750)

Segment gross profit	106,655	141,430	155,041

Research and development expenses	(102,277)	(95,049)	(89,687)
Selling, general and administrative expenses	(121,103)	(105,335)	(64,026)
Other operating incomes, net	10,901	11,334	10,151

Segment (loss)/profit from operations	(105,824)	(47,620)	11,479

(af)  Recently Issued Accounting Pronouncements

New and Amended Standards Adopted by the Group

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The new standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The Company adopted this ASU on a prospective basis effective January 1, 2025. For additional information, see Note 16 below.

New and Amended Standards not yet Adopted by the Group

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this update provide a practical expedient permitting an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current classified accounts receivable and contract assets. The new standard is effective for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years. Early adoption is permitted. The Company evaluated there was no impact of this new standard on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU simplifies the capitalization guidance by removing all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout ASC 350-40. The new standard is effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The ASU establishes authoritative guidance in GAAP about accounting for government grants received by business entities, clarifies the appropriate accounting, in an effort to reduce diversity in practice, and increase consistency of application across business entities. The new standard is effective for fiscal years beginning after December 15, 2028, and interim reporting periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

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

The following table summarizes customers with greater than 10% of the accounts receivable:

	Year ended December 31,
	2023	2024	2025
Customer A	*	*	15%

(b)    Concentration of Customers and Suppliers

Suppliers contributed more than 10% of total purchases are as below:

	Year ended December 31,
	2023	2024	2025
Supplier A	*	*	13%
Supplier B	11%	11%	*

4.    Short-term Investments

	As of December 31,
	2024	2025
	US$	US$
Time deposits	55,408	58,332
Equity securities with readily determinable fair value (1)	2,117	2,938
Equity securities accounted for under alternative measurement	500	500
U.S. Treasury Securities	136,511	—
Total short-term investments	194,536	61,770
(1)	Starting from July 2021, the Group, from time to time, invested in ordinary shares of a listed company and disposed of portion of the investments. For the years ended December 31, 2023, 2024 and 2025, the Group recorded fair value gains on short-term equity investment of US$54, losses of US$116 and gains of US$760, respectively, in financial income, net in the consolidated statements of comprehensive (loss)/income. This investment is classified as equity securities with readily determinable fair values.

5.    Accounts Receivable, net

	As of December 31,
	2024	2025
	US$	US$
Accounts receivable, gross	12,048	17,032
Less: allowance for credit losses	(4,456)	(3,839)
Total accounts receivable, net	7,592	13,193

The Group recorded the allowance for credit losses of US$1,530 and write off the allowance for credit losses of US$304 under ASU 2016-13 Financial instruments – credit losses for the year ended December 31, 2023.

The Group recorded the allowance for credit losses of US$1,138 under ASU 2016-13 Financial instruments – credit losses for the year ended December 31, 2024.

The Group reversed the allowance for credit losses of US$717 under ASU 2016-13 Financial instruments – credit losses for the year ended December 31, 2025.

6.    Inventories, net

	As of December 31,
	2024	2025
	US$	US$

Raw materials	18,665	23,877
Work in process	3,535	3,275
Finished goods	6,580	6,875
Low value consumables and spare parts	244	324
Inventories, gross	29,024	34,351
Less: inventory write-downs	(5,184)	(3,408)
Total inventories, net	23,840	30,943

As a result of the net impact of current year provision and sales or uses of inventories with reserve, the inventory write-downs net decreased by US$13, US$1,031 and US$1,863 for the years ended December 31, 2023, 2024 and 2025 respectively.

7.    Prepayments and Other Assets, net

The current and non-current portions of prepayments and other assets consist of the following:

	As of December 31,
	2024	2025
	US$	US$
Advance to suppliers	7,251	7,004
VAT recoverable (1)	4,125	6,069
Receivables from third party payment platforms	939	1,407
Interest receivable	1,103	679
Rental deposits	334	414
Loans receivable	1,500	—
Others	962	956
Less: allowance for credit losses	(35)	(43)
Total prepayments and other current assets, net	16,179	16,486

Rental deposits	687	686
Prepayment for investment (2)	—	1,020
Less: allowance for credit losses	(9)	(6)
Total other non-current assets, net	678	1,700
(1)	VAT recoverable represented the balances that the Group can utilize to deduct its VAT liabilities within the next 12 months.
(2)	Prepayment for investment represented the cash injection prepaid to one privately held company.

8.    Property, Equipment and Software, net

Property, equipment and software consist of the following:

	As of December 31,
	2024	2025
	US$	US$
Cost:
Leasehold improvements	3,641	4,152
Computers and electronic equipment	7,830	8,930
Office equipment	399	408
Software	998	1,240
Construction in progress (1)	4,185	12,073
Total cost	17,053	26,803
Less: Accumulated depreciation and amortization	(10,434)	(11,150)
Total property, equipment and software, net	6,619	15,653
(1)	As of December 31, 2024 and 2025, the balance represents the Group’s capital expenditure contracted for construction of self-used buildings.

Depreciation expense was US$2,449, US$1,596, and US$1,217 for the years ended December 31, 2023, 2024 and 2025, respectively.

9.    Long-term Investment

	As of December 31,
	2024	2025
	US$	US$
Time deposit	151,185	53,033
U.S. treasury securities (1)	20,275	15,215
Investments in available-for-sale debt securities (2)	6,921	7,207
Investments in equity securities accounted for under alternative measurement (3)	1,516	1,516
Investment in an equity security with readily determinable fair values	195	242
Total long-term investments	180,092	77,213
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

(2)	As of December 31, 2024 and 2025, the balance represents the Group’s shareholding interests of several privately held companies.

As the Group has the right to request each investee to redeem the Group’s investments at the Group’s investment cost plus interest if the investee fails to meet certain predetermined conditions, the redeemable shares of the investees purchased by the Group were classified as an available-for-sale debt investments and were measured at their respective fair values. For the years ended December 31, 2023, 2024 and 2025, the fair value changes of the Group’s investments in these privately held companies were other comprehensive loss of US$7,791 and other comprehensive income of US$14 and US$115, respectively.

For two of the aforementioned investments, the Group recorded an impairment loss of US$15,537 in general and administrative expenses on the consolidated statements of comprehensive (loss)/income, and transferred out the related investments’ historical fair value change reflected in accumulated other comprehensive income accordingly, as a result of the Group’s impairment assessment on this investment as of December 31, 2023. For the years ended December 31, 2024 and 2025, the Group further recorded an impairment loss of US$261 and reversed the impairment of US$53 in general and administrative expenses on the consolidated statements of comprehensive (loss)/income, respectively.

For the other one of the aforementioned investments, during the year 2024, the Group redeemed a portion of its investment and recorded a gain of US$451 in financial income on the consolidated statements of comprehensive (loss)/income. The related historical fair value change of this investment, included in accumulated other comprehensive income was transferred out accordingly.

(3)

For investments in equity securities accounted for under alternative measurement represent investments in one privately held company and one limited partnership fund. For these investments which the Group cannot exercise significant influence and does not have a readily determinable fair value, the Group has elected to apply the measurement alternative and recorded these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASC topic 321.

10.  Operating Leases

The Company has operating leases primarily for office and operation space. The Company’s operating lease arrangements have remaining terms below four years with no variable lease costs.

Operating lease costs were US$4,530, US$3,845 and US$4,224 for the years ended December 31, 2023, 2024 and 2025, respectively. The components of lease expenses were as follows:

	Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
Lease cost:
Amortization of right-of-use assets	4,100	3,469	3,967
Interest of lease liabilities	354	295	205
Expenses for short-term lease within 12 months	76	81	52
Total lease cost	4,530	3,845	4,224

Supplemental cash flow information related to leases were as follows:

	Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
Cash paid for amounts included in the measurement of lease liabilities	4,134	3,820	4,521
Right-of-use assets obtained in exchange for operating lease liabilities	2,727	1,069	4,797

Supplemental consolidated balance sheet information related to leases were as follows:

	As of December 31,
	2024	2025
	US$	US$
Right-of-use assets	4,550	5,649
Operating lease liabilities, current	3,798	1,985
Operating lease liabilities, non-current	851	3,329
Total lease liabilities	4,649	5,314
Weighted-average remaining lease term
Operating leases	1.80 years	2.76 years
Weighted-average discount rate
Operating leases	4.75% per annum	3.75% per annum

Maturities of lease liabilities were as follows:

	As of December 31,
	2024	2025
	US$	US$
2025	3,933	—
2026	367	2,148
2027	246	1,950
2028	203	1,388
2029	97	108
Total undiscounted lease payments	4,846	5,594
Less: imputed interest	(197)	(280)
Total lease liabilities	4,649	5,314

11.  Accruals and Other Liabilities

The current and non-current portions of accruals and other liabilities consist of the following:

	As of December 31,
	2024	2025
	US$	US$
Salary and welfare payable	12,941	13,753
Cloud infrastructure and IT related services fee payables	5,901	8,313
Membership fee to be refunded (2)	2,927	3,748
Professional service fee payables	2,072	1,503
Sales return allowances	1,254	1,172
Advertising and promotion fee payables	835	1,055
Payment from depositary bank, current (1)	3,067	767
Tax payables	1,221	756
Product warranty	251	215
Others	1,788	1,979
Total accruals and other current liabilities	32,257	33,261

Other non-current liabilities
Payment from depositary bank, non-current (1)	767	—
Total accruals and other liabilities	33,024	33,261
(1)	The Company received reimbursement payment of US$13,053 and US$1,926 from a depositary bank in April 2021 and June 2022, respectively. The amount was recorded ratably as other non-operating income over a five-year and 46 months arrangement period, respectively. For the years ended December 31, 2023, 2024 and 2025, the Company recorded US$3,113, US$2,994 and US$3,067 in other non-operating incomes, net in the consolidated statements of comprehensive (loss)/income, respectively. In addition to above reimbursement, the Company received an additional reimbursement payment of US$1,186 and US$2,148 from depository bank for the transaction costs incurred and the amount was recorded in other non-operating incomes, net for the year ended December 31, 2024 and 2025, respectively.
(2)	Membership fee to be refunded presents the balances of refundable membership fee collected by the Group from its customers under the 2023 Membership Program (Note 2(r)).

12.  Deferred Revenue

	As of December 31,
	2024	2025
	US$	US$
Deferred Revenue
-Cloud-based connectivity and basic IoT services (1)	1,277	1,306
-Membership (2)	—	—
-SaaS (3)	6,625	8,778
Total deferred revenue	7,902	10,084
(1)	Deferred cloud-based connectivity and basic IoT services related revenue

Deferred cloud-based connectivity and basic IoT services related revenue represents the Group’s provision of cloud-based connectivity obligation and basic IoT services to customers.

	Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
Beginning balances	1,375	1,122	1,277
Deferral of revenue	984	1,123	1,148
Recognition of deferred revenue	(1,237)	(968)	(1,119)
Ending balances	1,122	1,277	1,306
(2)Deferred Revenue-Membership

Deferred Revenue-Membership represents the Group’s remaining performance obligation performed over the period of time under its 2020 Membership Program (Note 2(r)).

	Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
Beginning balances	672	—	—
Deferral of revenue	179	—	—
Recognition of deferred revenue	(851)	—	—
Ending balances	—	—	—
(3)	Deferred Revenue-SaaS

Deferred Revenue-SaaS mainly represents the Group’s remaining performance obligation in providing industry SaaS and cloud-based value-added services with AI application functions over the period of time (Note 2(r)).

	Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
Beginning balances	5,168	6,186	6,625
Deferral of revenue	19,402	24,498	33,616
Recognition of deferred revenue	(18,384)	(24,059)	(31,463)
Ending balances	6,186	6,625	8,778

13.  Financial Income, net

	Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
Interest income and investment income, net (1)	45,052	50,424	43,376
Fair value change of short-term investments	54	(116)	760
Fair value change of long-term investments	(130)	(41)	43
Gain on disposal of long-term investment	—	451	—
Total financial income, net	44,976	50,718	44,179
(1)

Interest income and investment income, net included interest income and investment income of US$49,744, US$50,424 and US$43,376, as well as investment loss from forward exchange contracts of US$4,692, nil and nil, for the years ended December 31, 2023, 2024 and 2025, respectively.

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

On August 30, 2021, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$200 million of ADSs each representing one Class A ordinary shares during a twelve - month period ended on August 30, 2022. On November 9, 2022, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$50 million of ADSs each representing one Class A ordinary shares. On June 20, 2023, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$50 million of ADSs each representing one Class A ordinary shares (The above mentioned share repurchase programs are collectively referred as the “Share Repurchase Program”). The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. In the year ended December 31, 2023, the Company repurchased total 1,200,794 ADSs representing 1,200,794 ordinary shares under the Share Repurchase Program at a weighted average price of US$1.70 per ADS. As of December 31, 2023, the remaining authorized amount under the Share Repurchase Program is US$49 million. In the year ended December 31, 2024, the Company repurchased total 223,773 ADSs representing 223,773 ordinary shares under the Share Repurchase Program at a weighted average price of US$1.72 per ADS. As of December 31, 2024, the remaining authorized amount under the Share Repurchase Program is US$49 million. In the year ended December 31, 2025, the Company repurchased total 5,400 ADSs representing 5,400 ordinary shares under the Share Repurchase Program at a weighted average price of US$2.19 per ADS. As of December 31, 2025, the remaining authorized amount under the Share Repurchase Program is US$49 million.

On March 28, 2023 and December 15, 2023, 2,753,167 and 1,200,794 treasury stocks were cancelled respectively, to comply with the listing rules of the Hong Kong Stock Exchange.

On June 27, 2025, 223,773 treasury stocks were cancelled, to comply with the listing rules of the Hong Kong Stock Exchange.

In 2025, the Company issued total 37,159,350 shares of ordinary shares or transfer of treasury shares in respect of share awards or options granted to a participant under a share scheme, the new shares involved exercise of options and restricted shares units by employees pursuant to the 2015 Equity Incentive Plan (Note 15).

As of December 31, 2024 and 2025, the Company’s authorized share capital of US$50 was divided into 1,000,000,000 ordinary shares, among which 800,000,000 authorized Class A ordinary shares and 200,000,000 authorized Class B ordinary shares.

As of December 31, 2024, the Company had in aggregate of 504,387,299 Class A ordinary shares issued and 495,601,588 Class A ordinary shares outstanding, at a par value of US$0.00005. As of December 31, 2024, the Company had in aggregate of 70,205,300 Class B ordinary shares issued and outstanding, at a par value of US$0.00005.

As of December 31, 2025, the Company had in aggregate of 541,364,923 Class A ordinary shares issued and 541,119,562 Class A ordinary shares outstanding, at a par value of US$0.00005. As of December 31, 2025, the Company had in aggregate of 70,163,253 Class B ordinary shares issued and outstanding, at a par value of US$0.00005.

The activities of the Group’s Class A ordinary shares and Class B ordinary shares the years ended December 31, 2024 and 2025 are summarized as below:

					Total of Class A ordinary
					shares and Class B ordinary
	Class A ordinary shares		Class B ordinary shares		shares
	(US$0.00005 par value)		(US$0.00005 par value)		(US$0.00005 par value)
	Number of		Number of		Number of
	shares issued	Amount	shares issued	Amount	shares issued	Amount
		US$		US$		US$
Balance as of December 31, 2023	504,387,299	25	70,205,300	4	574,592,599	29
Cancellation of Treasury	—	—	—	—	—	—
Conversion of Class B ordinary shares to Class A ordinary shares	—	—	—	—	—	—
Balance as of December 31, 2024	504,387,299	25	70,205,300	4	574,592,599	29
Cancellation of Treasury	(223,773)	—	—	—	(223,773)	—
Conversion of Class B ordinary shares to Class A ordinary shares	42,047	—	(42,047)	—	—	—
Issue of new shares	37,159,350	2	—	—	37,159,350	2
Balance as of December 31, 2025	541,364,923	27	70,163,253	4	611,528,176	31

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

In January 2021, the Company entered into agreements with certain optionees under the 2015 Plan to amend the exercise price of certain outstanding share options held by these optionees located outside of the U.S. to purchase ordinary shares of the Company. As a result of this share option repricing, the Company recorded incremental share-based compensation expense of US$728, US$147 and nil in its consolidated financial statements for the year ended December 31, 2023, 2024 and 2025.

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

As of December 31, 2024 and 2025, 46,274,612 and 3,270,285 options were outstanding under the 2015 plan.

Staring from June 2021, the Company granted RSUs under the 2015 Plan. The Company granted 1,181,000 RSUs, 90,000 RSUs and nil RSUs with three-to-four-year requisite service period to its employees and nonemployees for year ended December 31, 2023, 2024 and 2025. As of December 31, 2024 and 2025, 5,810,000 RSUs and 2,718,875 RSUs were outstanding under the 2015 Plan.

On June 20, 2024, the Company terminated the 2015 Plan and adopted the 2024 Global Share Incentive Plan (the “2024 Share Scheme”) in accordance with the resolution approved at the Annual General Meeting. Under the 2024 Share Scheme, the Company is allowed to grant share-based awards of the Group to its eligible person and service provider, whom the board considers having contributed or will contribute to the Company. The maximum number of shares of the Company available for issuance pursuant to all awards under the 2024 Share Scheme shall not exceed 57,459,259. All options granted have a contractual term of ten years from the grant date and the vesting period shall generally not be less than 12 months. The Company granted 160,000 RSUs and 219,000 RSUs with two-to-four-year requisite service period to its employees and nonemployees for year ended December 31, 2024 and 2025. As of December 31, 2024 and 2025, 160,000 RSUs and 339,000 RSUs were outstanding under the 2024 Share Scheme.

On August 26, 2024, the board of directors of the Company approved that for all outstanding options, including those are granted but not vested, and those vested but not exercised under the 2015 Plan to the grantees, the exercise price was changed to US$0.00005 per share, effective on September 12, 2024 (the “Share Option Repricing”). As a result of the Share Option Repricing, the Company recorded incremental share-based compensation expenses of US$9.7 million in its consolidated financial statements for the year ended December 31, 2024 and estimated approximately US$0.3 million to be amortized over the remaining requisite service period for the optionees till year ended December 31, 2026. The Company recorded incremental share-based compensation expenses of US$320 in its consolidated financial statements for the year ended December 31, 2025.

Share Options

The following table sets forth the share options activity for the years ended December 31, 2023, 2024 and 2025:

		Weighted	Weighted	Weighted
		average	average	average
		exercise	grant date	remaining	Aggregate
	Number of	price per	fair value per	contractual	intrinsic
	shares	share	share	term	value
					US$
Outstanding as of December 31, 2022	56,274,213	0.16	4.42	6.04	98,287
Granted	—	—	—
Exercised	(3,770,958)	0.31	3.54
Forfeited	(831,250)	0.36	7.16
Outstanding as of December 31, 2023	51,672,005	0.15	4.44	4.95	105,285
Granted	—	—	—
Exercised	(5,279,893)	0.01	4.85
Forfeited	(117,500)	0.14	6.45
Outstanding as of December 31, 2024	46,274,612	0.00	4.39	3.87	70,995
Granted	—	—	—
Exercised	(42,869,327)	0.00	4.35
Forfeited	(135,000)	0.00	3.31
Outstanding as of December 31, 2025	3,270,285	0.00	4.97	5.30	6,900

The aggregate intrinsic value is calculated as the difference between the exercise price of share options and the estimated fair value of the underlying ordinary share at each reporting date.

The Group uses the Binomial option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s options grants and repricing were as follow:

	As of December 31,
	2023	2024	2025
Exercise price (US Dollar)	N/A	0.00005	N/A
Exercise multiple	N/A	2.2~2.8	N/A
Risk-free interest rate	N/A	3.47%~4.74%	N/A
Expected term (in years)	N/A	10	N/A
Expected dividend yield	N/A	—	N/A
Expected volatility	N/A	48.67%~90.35%	N/A
Expected forfeiture rate (post-vesting)	N/A	0.00%~50.00%	N/A
Fair value of the underlying shares on the date of options grants (US Dollar)	N/A	1.32	N/A
Fair value of share option (US Dollar)	N/A	1.32	N/A

As of December 31, 2024 and 2025, there was US$16,364 and nil unrecognized share-based compensation expenses related to share options granted by the Company, which were expected to be recognized over a weighted-average vesting period of 0.15 and nil years, respectively.

Restricted Share Units:

The following table sets forth the service based RSUs activity for the year ended December 31, 2023, 2024 and 2025:

		Weighted average grant
	Number of shares	date fair value per share
Outstanding as of December 31, 2022	11,638,750	3.51
Granted	1,181,000	1.79
Vested	(2,276,875)	4.76
Forfeited	(1,219,750)	4.34
Outstanding as of December 31, 2023	9,323,125	2.88
Granted	250,000	1.64
Vested	(2,953,500)	3.15
Forfeited	(649,625)	3.44
Outstanding as of December 31, 2024	5,970,000	2.64
Granted	219,000	2.56
Vested	(2,612,000)	3.17
Forfeited	(519,125)	2.67
Outstanding as of December 31, 2025	3,057,875	2.17

As of December 31, 2024 and 2025, there were US$9,931 and US$2,844 of unrecognized share-based compensation expenses related to RSUs granted by the Company, which were expected to be recognized over a weighted-average vesting period of 1.75 years and 1.02 years, respectively. The fair value of the RSUs is measured at market price of the Company at the grant date and are held under employee share scheme until such time as they are vested.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Under the Hong Kong tax law, the Group’s subsidiaries in Hong Kong are exempted from income tax on their foreign-sourced specified income (including but not limited to dividend and interest) to the satisfaction of the relevant conditions, and there is no withholding tax in Hong Kong on remittance of dividends.

PRC

PRC Enterprise Income Tax (“EIT”)

On March 16, 2007, the National People’s Congress of PRC enacted the Enterprise Income Tax Law (the “new EIT Law”), under which foreign invested enterprises (“FIEs”) and domestic companies would be subject to enterprise income tax (“EIT ”) at a uniform rate of 25%. The new EIT law became effective on January 1, 2008. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires.

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Chinese mainland and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong can be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

As of December 31, 2024 and 2025, the Company did not record any withholding tax on the retained earnings of its subsidiaries in the PRC as the Group does not have retained earnings for any of the years presented.

In addition, interest income derived from the PRC are subject to a 7% PRC withholding tax if paid to a Hong Kong tax resident who qualifies for the benefits of the Tax Treaty between the Chinese mainland and Hong Kong.

United States

The Company’s subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its statutory financial statements adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21% and the California corporate franchise tax rate is 8.84% or minimum of $0.8, whatever is larger in 2023, 2024 and 2025.

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

As the Group incurred income tax expense mainly from PRC tax jurisdictions, the following information is based mainly on PRC income taxes. During 2025, the Company revised certain disclosures, including tax losses carry forwards, valuation allowances, expenditure deduction and permanent differences for 2023 and 2024 as a result of its update to a subsidiary’s tax returns for the corresponding years. The revision was not material to the Company’s consolidated financial statements.

Composition of income tax expense

The components of (loss)/profit before tax are as follow:

	Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
(Loss)/profit before tax
(Loss)/profit from PRC entities	(71,249)	(20,596)	32,088
Profit from overseas entities	14,183	27,738	27,755
Total (loss)/profit before tax	(57,066)	7,142	59,843

	Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
Current income tax expense	3,249	2,145	1,953
Deferred income tax	—	—	—
Total income tax expense	3,249	2,145	1,953

Reconciliation of the differences between statutory tax rate and the effective tax rate

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Summary of Significant Accounting Policies, the reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Group for the year ended December 31, 2025 was as follows:

	Year Ended December 31, 2025
	Amount	Percent

PRC Statutory income tax rate	14,961	25.0%
Foreign Tax Effects
Hong Kong
Statutory tax rates in difference between PRC and Hong Kong	(2,497)	(4.2)%
Permanent book-tax differences	(6,840)	(11.4)%
Change in valuation allowance	1,532	2.6%
Other	457	0.8%
Other foreign jurisdictions	406	0.7%
Tax Credits
Effect of preferential tax rate for qualified HNTE entities (1)	(2,936)	(4.9)%
Additional deduction for research and development expenditures	(4,469)	(7.5)%
Non-taxable or non-deductible Items
Share-based compensation	866	1.4%
Permanent book-tax differences	9,861	16.5%
Change in Valuation Allowance (2)	(11,331)	(18.9)%
PRC withholding income tax on interest income and investment income	1,943	3.2%
Effective Tax Rates	1,953	3.3%

Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Group for the years ended December 31, 2024 and 2023 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows:

	Year Ended December 31,
	2023	2024
PRC Statutory income tax rate	25.0%	25.0%
Effect of tax rates in different tax jurisdiction	(2.5)%	(35.1)%
Effect of preferential tax rate for qualified HNTE entities (1)	(5.4)%	(8.6)%
Additional deduction for research and development expenditures	9.3%	(62.8)%
Share-based compensation	(19.7)%	141.2%
Permanent book-tax differences	2.0%	(13.3)%
Change in valuation allowance	(14.4)%	(16.4)%
Effective Tax Rates	(5.7)%	30.0%
(1)	The effect of the preferential income tax rate that the WFOE is entitled to enjoy as a qualified HNTE is 15%.
(2)	Valuation allowance for the years ended December 31, 2023, 2024 and 2025 are related to the deferred tax assets of certain group entities which reported losses. The Group believes that it is more likely than not that the deferred tax assets of these entities will not be utilized. Therefore, valuation allowance has been provided.

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Summary of Significant Accounting Policies, cash paid for income taxes, net of refunds, during the year ended December 31, 2025 was as follows:

US$

Chinese mainland	2,517
Non-Chinese mainland	17
Total cash paid for income taxes, net of refunds	2,534

Cash paid for income taxes, net of refunds, during the years ended December 31, 2024 and 2023 was US$2,687 and US$2,819, respectively.

Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2023	2024	2025
	US$	US$	US$
Deferred tax assets
Net accumulated losses carry-forwards	107,080	104,089	95,110
Credit-related impairment of long-term investments	1,421	1,472	1,482
Receivables allowances	279	795	696
Inventory write-downs	531	845	547
Other deductible temporary difference	106	1,046	840
Less: valuation allowance	(109,417)	(108,247)	(98,675)
Total deferred tax assets	—	—	—

As of December 31, 2025, the Group had tax losses carry-forwards of approximately US$431,893, which mainly arose from its subsidiaries established in the PRC. These tax losses carry-forwards from PRC entities will expire during the period from 2026 to 2033 as follows:

As of December 31, 2025	US$
2026	101,317
2027	42,159
2028	35,464
2029	91,815
2030	55,663
2031	34,073
2032	60,506
2033	10,896
Total tax losses carry forwards	431,893

Movement of valuation allowance

	As of December 31,
	2023	2024	2025
	US$	US$	US$
Balance at beginning of the year	101,177	109,417	108,247
Changes of valuation allowance(1)	8,240	(1,170)	(9,572)
Balance at end of the year	109,417	108,247	98,675
(1)	Valuation allowances have been provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s entities’ operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. As of December 31, 2024 and 2025, full valuation allowances on deferred tax assets were provided because it was more likely than not that the Group will not be able to utilize tax loss carry forwards and other temporary tax difference generated by its unprofitable subsidiaries.

17.  Basic and Diluted Net (Loss)/Profit per Share

Basic and diluted (loss)/profit per share have been calculated in accordance with ASC 260 on computation of (loss)/profit per share for each of the year ended December 31, 2023, 2024 and 2025 are calculated as follows:

	Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
Basic and diluted net (loss)/profit per share calculation
Numerator:
Net (loss)/profit attributable to Tuya Inc.’s ordinary shareholders, basic and diluted	(60,315)	4,997	57,890
Denominator:
Weighted-average ordinary shares outstanding-basic	555,466,061	573,782,783	611,714,837
Effect of diluted securities
Share option and RSU	—	17,224,018	2,092,417
Weighted-average ordinary shares outstanding-diluted	—	591,006,801	613,807,254
Net (loss)/profit per share attributable to ordinary shareholders:
Basic	(0.11)	0.01	0.09
Diluted	(0.11)	0.01	0.09

For the years ended December 31, 2023, 2024 and 2025, the Company had ordinary equivalent shares, including share options and RSUs granted (Note 15). As the Group incurred a loss for the years ended December 31, 2023, these ordinary equivalent shares were determined to be anti-dilutive and excluded from the calculation of diluted loss per share of the Company.

18.  Commitments and Contingencies

(a) Capital and other commitments

Capital expenditures contracted for at the balance sheet dates but not recognized in the Group’s consolidated financial statements are as follows:

	As of December 31,
	2024	2025
	US$	US$
Property, plant and equipment	2,614	60,337

(b) Operating lease commitment

The Group had outstanding commitments on several non-cancellable operating lease agreements. Operating lease commitment within one year or less lease term, for which the Group elected not recognize any lease liability or right-of-use asset, therefore not yet reflected in the consolidated financial statements as of December 31, 2024 and 2025 were US$26 and US$15, respectively.

(c) Services purchase commitment

As of December 31, 2025, the Group’s services purchase commitments were as follows:

	Total	Less Than 1 year	1-3 years	3-5 years
	US$	US$	US$	US$
Purchase obligations(i)	64,332	12,332	44,250	7,750
(i)

Purchase obligations represent US$6,705 and US$64,332 of remaining non-cancellable contractual commitments as of December 31, 2024 and 2025, respectively, related to one of the Group’s third-party cloud infrastructure agreements, under which the Group committed to spend an aggregate of at least US$72,500 between July 1, 2025 and June 30, 2030 with minimum purchase commitment. The Group had made payments totalling US$8,168 under this agreement as of December 31, 2025.

19.  DIVIDENDS

On February 26, 2025, the board of directors of the Company approved the declaration and distribution of a dividend of US$0.0608 per ordinary share, or US$0.0608 per ADS, to such holders as at the close of business on March 13, 2025, Hong Kong Time and New York Time, respectively. The aggregate amount of this dividend was US$36.9 million, which was paid in cash in June 2025.

On August 26, 2025, the board of directors of the Company approved the declaration and distribution of a dividend of US$0.054 per ordinary share, or US$0.054 per ADS, to such holders as at the close of business on September 11, 2025, Hong Kong Time and New York Time, respectively. The aggregate amount of this dividend was US$33 million, which was paid in cash in October 2025.

20.  Related Party Transactions

The related parties with which the Group had transactions during the years presented are as follows:

Name of related party	Relationship with the Group
Wang Xueji and other four individuals	Registered Shareholders
Tencent Group (including Tencent Mobility Limited and Image Frame Investment (HK) Limited. Since January 23, 2025, Tencent Group was not a related party of the Company)	Principal shareholder of the Group

The Group entered into the following related party transactions:

	For the year ended	For the year ended	From January 1, 2025
	December 31, 2023	December 31, 2024	to January 23, 2025
	US$	US$	US$

Purchase of cloud service from Tencent Group	1,305	1,218	61

The Group had the following related party balances:

	As of December 31,
	2024	2025
	US$	US$

Due to Tencent Group	44	N/A

21.  Subsequent Events

On March 2, 2026, the board of directors of the Company has approved the declaration and distribution of a dividend of US$0.0605 per ordinary share, or US$0.0605 per ADS, to such holders as at the close of business on March 18, 2026, Hong Kong Time and New York Time, respectively. The aggregate amount of this dividend was US$37 million, which was paid in cash in April 2026.

22.  Statutory Reserves and Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s entities and the VIE subsidiary incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated amounted to US$421,006 and US$428,431 as of December 31, 2024 and 2025. There are no significant differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and the VIE to satisfy any obligations of the Company. The Group terminated the contractual arrangements entered into by the WFOE with the VIE and the VIE’s shareholders in November 2025, and thereafter Hangzhou Tuya Technology was no longer the variable interest entity of the Group.

For the year ended December 31, 2025, the Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08(e)(3), “General Notes to Financial Statements” and concluded that the restricted net assets exceeded 25% of the consolidated net assets of the Company as of December 31, 2025 and the condensed financial information of the Company (referred to as the “Parent Company” below) are required to be presented.

Condensed Financial Information of the Parent Company

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

Balance Sheet

	As of December 31,
	2024	2025
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	96	512
Amounts due from subsidiaries	272,159	199,945
Prepayments and other current assets	549	92
Total current assets	272,804	200,549
Non-current assets:
Investment in subsidiaries and VIE	740,268	823,856
Total non-current assets	740,268	823,856
Total assets	1,013,072	1,024,405
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Accruals and other current liabilities	4,857	1,800
Other non-current liabilities	767	—
Total liabilities	5,624	1,800
Shareholders’ equity:
Ordinary shares (US$0.00005 par value; nil shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively)	—	—
Class A ordinary shares (US$0.00005 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 504,387,299 and 541,364,923 shares issued as of December 31, 2024 and 2025, respectively; 495,601,588 and 541,119,562 shares outstanding as of December 31, 2024 and 2025, respectively)	25	27
Class B ordinary shares (US$0.00005 par value; 200,000,000 and 200,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 70,205,300 and 70,163,253 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	4	4
Treasury stock (US$0.00005 par value; 8,785,711 and 245,361 shares as of December 31, 2024 and 2025, respectively)	(15,726)	(12)
Additional paid-in capital	1,612,712	1,549,389
Accumulated other comprehensive loss	(19,716)	(14,842)
Accumulated deficit	(569,851)	(511,961)
Total shareholders’ equity	1,007,448	1,022,605
Total liabilities and shareholders’ equity	1,013,072	1,024,405

Statement of Comprehensive (Loss)/Income

	Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
Operation expense
General and administrative expenses	(4,212)	(5,671)	(2,797)
Share of (loss)/gain of subsidiaries and the VIE	(59,372)	6,314	55,520
Total operating expenses	(63,584)	643	52,723
Other non-operating income, net	3,113	4,180	5,215
Financial income, net	238	296	—
Foreign exchange loss	(82)	(122)	(48)
(Loss)/profit before income tax expense	(60,315)	4,997	57,890
Net (loss)/profit	(60,315)	4,997	57,890

Net (loss)/profit attributable to ordinary shareholders	(60,315)	4,997	57,890

Net (loss)/profit	(60,315)	4,997	57,890
Other comprehensive income/(loss)
Changes in fair value of long-term investments	(7,791)	14	115
Transfer out of fair value changes of long-term investments	15,537	(65)	—
Foreign currency translation	(2,722)	(2,574)	4,759
Total comprehensive (loss)/income	(55,291)	2,372	62,764

Statement of Cash Flows

	Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
Net cash used in operating activities	(3,478)	(3,606)	(739)
Advance to, and investment in subsidiaries	(7,940)	—	(1,189)
Net cash provided by inter-company transactions	30,349	15,509	72,214
Net cash generated from investing activities	22,409	15,509	71,025
Payment for repurchase of ordinary shares	(3,339)	(70)	(12)
Payment for cancellation of treasury shares	—	—	(12)
Payments of dividend	—	(33,022)	(69,848)
Proceeds from exercise of share options	1,187	168	2
Payments of deferred offering costs	(71)	(276)	—
Net cash used in financing activities	(2,223)	(33,200)	(69,870)
Effect of exchange rate changes on cash and cash equivalents, restricted cash	—	—	—
Net increase/(decrease) in cash and cash equivalents	16,708	(21,297)	416
Cash and cash equivalents at the beginning of the year	4,685	21,393	96
Cash and cash equivalents at the end of the year	21,393	96	512